As filed with the Securities and Exchange Commission on August 17, 2021.

Registration Statement No. 333-257222

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________

AMENDMENT NO. 2

FORM F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

________________________

Procaps Group, S.A.

(Exact name of Registrant as Specified in its articles of association)*

________________________

N/A
(Translation of registrant name into English)
Grand Duchy of Luxembourg	2834	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

9 rue de Bitbourg, L-1273
Luxembourg
Grand Duchy of Luxembourg
R.C.S. Luxembourg: B253360
Tel : +356 7995-6138
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

________________________

Diana Correa
Finance Director of Sofgen Pharmaceuticals LLC
21500 Biscayne Boulevard, Suite 600
Aventura, Florida 33180
Tel: (754) 260-6480
(Address, including zip code, and telephone number, including area code, of agent for service)

________________________

With copies to:

Matthew S. Poulter Jeffrey C. Cohen Linklaters LLP 1290 Avenue of the Americas New York, NY 10104 (212) 903-9306	Antonio Peña Alan Annex Flora R. Perez, Esq. Greenberg Traurig, P.A. 333 S.E. 2nd Avenue Miami, FL 33131 Tel: (305) 579-0576

________________________

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effectiveness of this registration statement and upon completion of the business combination described in the enclosed proxy statement/prospectus.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third Party Tender Offer)	☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†    The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price		Amount of registration fee(9)
Ordinary Shares(2)(5)	18,553,164	$10.11	$187,572,488	(6)	$20,465
Warrants(3)(5)	23,375,000	N/A	N/A	(7)	N/A	(7)
Ordinary Shares issuable on exercise of Warrants(4)(5)	23,375,000	$11.50	$268,812,500	(7)	$29,328	(8)
Total			$456,384,988		$49,792	(10)

____________

(1)      All securities being registered will be issued by Procaps Group, S.A., a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg, and registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B 253360 (“Holdco”). In connection with the Business Combination described in this registration statement and the enclosed proxy statement/prospectus (the “Business Combination”), among other things, (a) OZLEM Limited, an exempted company incorporated under the laws of the Cayman Islands with registration number 373625 (“Merger Sub”) will merge with and into Union Acquisition Corp. II, an exempted company incorporated under the laws of the Cayman Islands with registration number 345887 (“Union” or “SPAC”), with Union surviving such merger and becoming a direct wholly-owned subsidiary of Holdco (the “Merger”) and, in the context of the Merger, all outstanding shares of Union, par value $0.0001 per share (the “SPAC Ordinary Shares”) shall be exchanged for ordinary shares of Holdco, each having a nominal value of $0.01 per share (the “Holdco Ordinary Shares”) pursuant to a share capital increase of Holdco, as set forth in the business combination agreement dated March 31, 2021, by and among Union, Procaps (as defined below), Holdco and Merger Sub, (b) immediately following the consummation of the Merger and prior to the Exchange (as defined below), Holdco will redeem all 4,000,000 Holdco Redeemable A Shares (as defined below) held by Procaps as a result of its incorporation at their nominal value, (c) immediately following the consummation of the Merger and the redemption of all the Holdco Redeemable A Shares, pursuant to the Exchange Agreements (as defined below), each of the shareholders (“Procaps Shareholders”) of Crynssen Pharma Group Limited, a private limited liability company registered and incorporated under the laws of Malta and, particularly, the Companies Act Cap. 386 with company registration number C 59671 (“Procaps” or the “Company”), will contribute its respective Procaps ordinary shares, with a nominal value of $1.00 per share together representing the entire share capital of Procaps on a fully diluted basis (the “Procaps Ordinary Shares”), to Holdco in exchange for Holdco Ordinary Shares and, in the case of International Finance Corporation (“IFC”), Holdco Ordinary Shares and 6,000,000 redeemable B shares of Holdco, with each share having a nominal value of $0.01 per share (the “Holdco Redeemable B Shares”), to be subscribed for by each such Procaps Shareholder (such contributions and exchanges of Procaps Ordinary Shares for Holdco Ordinary Shares and, in the case of IFC, Holdco Ordinary Shares and Holdco Redeemable B Shares, collectively, the “Exchange”), (d) as a result of the Exchange, Procaps will become a wholly-owned subsidiary of Holdco and the Procaps Shareholders will become holders of issued and outstanding Holdco Ordinary Shares and, in the case of IFC, Holdco Ordinary Shares and Holdco Redeemable B Shares, in accordance with those certain individual contribution and exchange agreements, each dated as of March 31, 2021, and entered into by and among Holdco, Procaps and each of the Procaps Shareholders (the “Exchange Agreements”), and (e) immediately following the Exchange, Holdco will redeem all 6,000,000 Holdco Redeemable B Shares from IFC for a total purchase price of $60,000,000 in accordance with that certain share redemption agreement entered into by and between Holdco and IFC on March 31, 2021. In addition, at the effective time of the Merger (the “Merger Effective Time”) each warrant entitling the holder to purchase one SPAC Ordinary Share (as contemplated under the warrant agreement, by and between Union and Continental Stock Transfer & Trust Company (“Continental”) dated as of October 17, 2019 (the “SPAC Warrant Agreement”)), at an exercise price of $11.50 per SPAC Ordinary Share (the “SPAC Warrants”) shall cease to represent a right to acquire one SPAC Ordinary Share and shall be converted in accordance with the terms of such SPAC Warrant Agreement, at the Merger Effective Time, into a right to acquire one Holdco Ordinary Share (a “Holdco Warrant” and collectively the “Holdco Warrants”) on substantially the same terms as were in effect immediately prior to the Merger Effective Time and Holdco shall enter into an assignment, assumption and amendment agreement with Union and Continental, as warrant agent, to amend and assume Union’s obligations under the SPAC Warrant Agreement to give effect to the conversion of SPAC Warrants to Holdco Warrants.

(2)      Consists of 18,553,164 Holdco Ordinary Shares issuable in exchange for (a) outstanding SPAC Ordinary Shares included in outstanding units of Union (the “SPAC Units”), each SPAC Unit consisting of one SPAC Ordinary Share (collectively, the “Public Shares”) and one SPAC Warrant issued pursuant to Union’s initial public offering (the “IPO”) and (b) SPAC Ordinary Shares issued prior to the IPO. Upon the consummation of the Business Combination, all SPAC Units will be separated into their component securities, which will be exchanged for equivalent securities of Holdco as described in the proxy statement/prospectus included herein.

(3)      SPAC Warrants will automatically convert into Holdco Warrants upon consummation of the Business Combination as described in the proxy statement/prospectus included herein.

(4)      Consists of Holdco Ordinary Shares issuable upon exercise of Holdco Warrants. Each Holdco Warrant will entitle the warrant holder to purchase one Holdco Ordinary Share at a price of $11.50 per share (subject to adjustment).

(5)      Pursuant to Rule 416(a), an indeterminable number of additional securities are also being registered to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(6)      Pursuant to Rules 457(c) and 457(f)(1) under the Securities Act of 1933, as amended (the “Securities Act”), and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is equal to the product obtained by multiplying $10.11, which represents the average of the high and low prices of SPAC Ordinary Shares on the Nasdaq Stock Market LLC on June 17, 2021, by 18,553,164, the estimated number of SPAC Ordinary Shares that will be outstanding immediately prior to the closing of the Business Combination (including the redemption of SPAC Ordinary Shares that may be redeemed pursuant to the terms of Union’s amended and restated certificate of incorporation, and the SPAC Ordinary Shares included in the SPAC Units).

(7)      The maximum number of Holdco Warrants and Holdco Ordinary Shares of the registrant issuable upon exercise of the Holdco Warrants are being simultaneously registered hereunder. Consistent with the response to Question 240.06 of the Securities Act Rules Compliance and Disclosure Interpretations, the registration fee with respect to such Holdco Warrants has been allocated to the Holdco Ordinary Shares underlying such warrants and those Holdco Ordinary Shares are included in the registration fee as calculated in footnote (8) below.

(8)      No separate registration fee is required pursuant to Rule 457(g) under the Securities Act. Pursuant to Rule 457(g)(1) of the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price of the Holdco Ordinary Shares underlying the Holdco Warrants is calculated based on an exercise price of $11.50 per share.

(9)      Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $109.10 per $1,000,000 of the proposed maximum aggregate offering price.

(10)    Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

PRELIMINARY PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF UNION ACQUISITION CORP. II AND PROSPECTUS FOR ORDINARY SHARES AND WARRANTS OF PROCAPS GROUP, S.A. SUBJECT TO COMPLETION, DATED         , 2021

Union Acquisition Corp. II 1425 Brickell Ave., #57B Miami, FL 33131

Dear Union Acquisition Corp. II Shareholders:

You are cordially invited to attend the Extraordinary General Meeting (“Extraordinary General Meeting”) of the shareholders of Union Acquisition Corp. II, a Cayman Islands exempted company limited by shares with registration number 345887, which we refer to as “we,” “us,” “our,” “SPAC” or “Union,” to be held at               , Eastern time, on                2021. The Extraordinary General Meeting will be held virtually, at https://www.cstproxy.com/unionacquisitioncorpii/sm2021. For the purposes of our amended and restated memorandum and articles of association, the physical location of the Extraordinary General Meeting shall be the offices of Linklaters LLP located at 1290 Avenue of the Americas, New York, NY 10104.

At the Extraordinary General Meeting, our shareholders will be asked to consider and vote upon a proposal, which we refer to as the “Business Combination Proposal,” to approve and adopt the business combination agreement, dated March 31, 2021 (as may be amended, supplemented, or otherwise modified from time to time, the “Business Combination Agreement”), by and among Union, Crynssen Pharma Group Limited, a private limited liability company registered and incorporated under the laws of Malta and, particularly, the Companies Act Cap. 386 with company registration number C 59671 (“Procaps” or the “Company”), Procaps Group, S.A., a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg, and registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B 253360 (“Holdco”) and OZLEM Limited, an exempted company incorporated under the laws of the Cayman Islands with registration number 373625 (“Merger Sub”), and the transactions contemplated by the Business Combination Agreement, including the Merger (as defined below) and the Exchange (as defined below) (the “Business Combination”).

Holdco is a direct wholly-owned subsidiary of Procaps, and Merger Sub is a direct wholly-owned subsidiary of Holdco. Pursuant to the Business Combination Agreement, (i) Merger Sub will merge with and into SPAC, with SPAC surviving such merger and becoming a direct wholly-owned subsidiary of Holdco (the “Merger”) and, in the context of the Merger, (a) all ordinary shares of SPAC, par value $0.0001 per share (the “SPAC Ordinary Shares”) outstanding will be exchanged with Holdco for the right to receive ordinary shares of Holdco, nominal value $0.01 per share (the “Holdco Ordinary Shares”) pursuant to a share capital increase of Holdco, (b) each warrant entitling the holder to purchase one SPAC Ordinary Share (as contemplated under the warrant agreement, by and between Union and Continental Stock Transfer & Trust Company (“Continental”) dated as of October 17, 2019 (the “SPAC Warrant Agreement”)), at an exercise price of $11.50 per SPAC Ordinary Share (the “SPAC Warrants”), will become warrants of Holdco (the “Holdco Warrants”) exercisable for Holdco Ordinary Shares, on substantially the same terms as the SPAC Warrants, and (c) Holdco shall enter into an assignment, assumption and amendment agreement with SPAC and Continental, as warrant agent, to amend and assume SPAC’s obligations under the SPAC Warrant Agreement to give effect to the conversion of SPAC Warrants to Holdco Warrants; (ii) immediately following the consummation of the Merger and prior to the Exchange (as defined below), Holdco will redeem all 4,000,000 redeemable A shares of Holdco, nominal value $0.01 per share (the “Holdco Redeemable A Shares”), held by Procaps as a result of the incorporation of Holdco at their nominal value; (iii) immediately following the consummation of the Merger and the redemption of all the Holdco Redeemable A Shares, pursuant to those certain individual contribution and exchange agreements (collectively, the “Exchange Agreements”), each dated as of March 31, 2021, and entered into by and among Holdco, Procaps and each of the shareholders of Procaps (the “Procaps Shareholders”), each of the Procaps Shareholders, effective on the date of the consummation of the Business Combination, will contribute its respective ordinary shares of Procaps, with a nominal value of $1.00 per share, together representing the entire share capital of Procaps on a fully diluted basis (the “Procaps Ordinary Shares”), to Holdco in exchange for Holdco Ordinary Shares, and, in the case of International Finance Corporation (“IFC”), for Holdco Ordinary Shares and 6,000,000 redeemable B shares of Holdco, nominal value $0.01 per share (the “Holdco Redeemable B Shares”), to be subscribed for by each such Procaps Shareholder (such contributions and exchanges of Procaps Ordinary Shares for Holdco Ordinary Shares and, in the case of IFC, Holdco Ordinary Shares and Holdco Redeemable B Shares, collectively, the “Exchange”); (iv) as a result of the Exchange, Procaps will become a direct wholly-owned subsidiary of Holdco and the Procaps Shareholders will become holders of issued and outstanding Holdco Ordinary Shares and, in the case of IFC, Holdco Ordinary Shares and Holdco Redeemable B Shares; and (v) immediately following the Exchange, Holdco will redeem 6,000,000 Holdco Redeemable B Shares from IFC for a total purchase price of $60,000,000 in accordance with that certain share redemption agreement entered into by and between Holdco and IFC on March 31, 2021. Holdco and its consolidated subsidiaries after giving effect to the Business Combination are expected to have an implied initial enterprise value of $1.1 billion. At the effective time of the Merger (the “Merger Effective Time”), each SPAC Ordinary Share issued and outstanding immediately prior to the Merger Effective Time will automatically be converted into one (1) validly issued and fully paid Holdco Ordinary Share, which will be valued at $10.00 per share.

At the effective time of the Exchange, the Procaps Shareholders shall make a contribution in kind to Holdco of all the issued and outstanding Procaps Ordinary Shares and subscribe and be issued an aggregate number of Holdco Ordinary Shares and Holdco Redeemable B Shares (as applicable) equal to the total number of issued and outstanding Procaps Ordinary Shares multiplied by 33.444848, the ratio used for determining the number of aggregate Holdco Ordinary Shares and Holdco Redeemable B Shares for which the aggregate Procaps Ordinary Shares shall be converted in accordance with Section 3.01(a)(i) of the Business Combination Agreement. The aggregate amount of Holdco Ordinary Shares and, in the case of IFC, Holdco Ordinary Shares and Holdco Redeemable B Shares, to be issued by Holdco as part of the Exchange shall be allocated among the Procaps Shareholders in accordance with their respective Exchange Agreements to take into account certain rights and obligations among them, including with respect to the termination of the IFC Put Option Agreement (as defined below) and the Hoche Put Option Agreement (as defined below) upon the Closing of the Business Combination.

In connection with the Business Combination, SPAC has obtained commitments from institutional investors to purchase 10,000,000 SPAC Ordinary Shares at a purchase price of $10.00 per share in a private placement (the “PIPE”), which SPAC Ordinary Shares will be exchanged for Holdco Ordinary Shares in connection with the Merger.

At the Extraordinary General Meeting, Union shareholders will be asked to consider and vote upon a proposal by ordinary resolution (the “Business Combination Proposal”) (Proposal No. 1) to adopt and approve the Business Combination Agreement, a copy of which is attached to the accompanying proxy statement/prospectus as Annex A, and approve the transactions contemplated thereby, including the Business Combination.

In connection with the submission of the Business Combination Proposal to a shareholder vote, holders of SPAC Ordinary Shares issued prior to the IPO (as defined below) (the “Founder Shares”) have agreed to vote their SPAC Ordinary Shares in favor of such proposal and the transactions contemplated by the Business Combination Agreement, including the proposed Business Combination, at any general meeting of Union or by unanimous written resolution in lieu thereof, subject to certain limitations.

In addition to the Business Combination Proposal, Union shareholders are being asked to:

(i)      consider and vote upon a proposal by special resolution at the Extraordinary General Meeting to approve the Merger and authorize, approve and confirm the Plan of Merger, a copy of which is attached to the accompanying proxy statement/prospectus as Annex B, independently of the proposal by ordinary resolution to approve the Business Combination (the “Merger Proposal”) (Proposal No. 2);

(ii)    consider and vote upon a proposal by ordinary resolution at the Extraordinary General Meeting to approve the issuance of SPAC Ordinary Shares in the PIPE as such approval may be required under applicable rules of the Nasdaq Stock Market LLC (“Nasdaq”) (the “Nasdaq Proposal” and, together with the Business Combination Proposal and the Merger Proposal, the “Transaction Proposals”) (Proposal No. 3); and

(iii)   consider and vote upon a proposal by ordinary resolution at the Extraordinary General Meeting to, if necessary, adjourn the Extraordinary General Meeting to a later date or dates (A) to the extent necessary to ensure that any required supplement or amendment to this proxy statement/prospectus is provided to Union shareholders (B) to solicit additional proxies from Union shareholders in favor of the Transaction Proposals, or (C) if Union shareholders redeem an amount of SPAC Ordinary Shares issued as part of the units of Union (the “SPAC Units”), each SPAC Unit consisting of one SPAC Ordinary Share (collectively, the “Public Shares”) and one SPAC Warrant (collectively, the “SPAC Public Warrants”), issued pursuant to Union’s initial public offering (the “IPO”), such that, together with, or independently from, any failure to consummate all or a portion of the PIPE or the transactions contemplated by the Business Combination Agreement (the “Transactions”), the Minimum Cash Condition (as defined below) to each party’s obligation to consummate the Business Combination would not be satisfied (the “Adjournment Proposal”) (Proposal No. 4). The Adjournment Proposal will only be presented to Union shareholders in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Merger Proposal or the Nasdaq Proposal, or in the event that Union shareholders redeem an amount of Public Shares such that, together with, or independently from, any failure to consummate all or a portion of the PIPE or the Transactions, the Minimum Cash Condition to each party’s obligation to consummate the Business Combination would not be satisfied.

Each of these proposals is more fully described in this proxy statement/prospectus, which each shareholder is encouraged to read carefully.

The SPAC Ordinary Shares, the SPAC Units and the SPAC Warrants are currently listed on Nasdaq under the symbols “LATN,” “LATNU” and “LATNW” respectively. Upon the closing of the Business Combination, the Union securities will be delisted from Nasdaq, and the Holdco Ordinary Shares and Holdco Warrants will trade on Nasdaq under the symbols “PROC” and “PROCW,” respectively. It is a condition of the consummation of the Business Combination that the Holdco Ordinary Shares are approved for listing on Nasdaq, but such condition can be waived by the parties. It is not a condition of the consummation of the Business Combination that the Holdco Warrants be approved for listing on Nasdaq, or any other national securities exchange; however, Procaps intends to register the Holdco Warrants for listing on Nasdaq. The parties have not made a determination as to whether or not to waive this condition; any such determination would be expected to be made promptly following any delisting from Nasdaq. Accordingly, there can be no assurance such listing condition will be met and, at the time you are asked to vote on the Business Combination, you will have no assurance that the Holdco Ordinary Shares and the Holdco Warrants will be listed on a national securities exchange following the completion of the business combination. See “Risk Factors — Risks Related to Holdco — There can be no assurance that the Holdco Ordinary Shares that will be issued in connection with the Business Combination or the Holdco Warrants will be approved for listing on Nasdaq or, if approved, will continue to be so listed following the closing of the Business Combination, or that Holdco will be able to comply with the continued listing standards of Nasdaq.” on page 78 for more information. Following any delisting from Nasdaq, Union will, as promptly as practicable, issue a press release and file a current report on Form 8-K informing investors of such delisting and, if the Transactions have not been consummated, the parties’ determination as to whether or not they will waive the condition that the Holdco Ordinary Shares be approved for listing on Nasdaq. Pursuant to its amended and restated memorandum and articles of association (the “SPAC Articles”), Union is providing the holders of its Public Shares that were offered as part of the IPO (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares in connection with the Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account that holds a portion of the proceeds of the IPO and the concurrent sale of the warrants to purchase SPAC Ordinary Shares purchased in a private placement in connection with the IPO (the “Trust Account”), as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to Union to pay its taxes, divided by the number of then outstanding Public Shares. The per-share amount Union will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commission totaling $4,200,000 that Union will pay to the underwriters of the IPO or transaction expenses incurred in connection with the Business Combination. For illustrative purposes, based on the fair value of marketable securities held in the Trust Account of approximately $136,966,483.64 as of June 14, 2021, the estimated per share redemption price would have been approximately $10.10. On April 12, 2021, Union announced that if the amendment to the SPAC Articles to extend the date by which Union must consummate its initial business combination from April 22, 2021 to October 22, 2021 (the “Extension Amendment to the SPAC Articles”), were approved, Union would deposit a maximum total of $0.12 into the Trust Account for each of the Public Shares that were not redeemed in connection with the Extension Amendment to the SPAC Articles (the “Contribution”). The terms of the Contribution are that each month, commencing on, and including, April 22, 2021, until the earlier of October 22, 2021 and the consummation of the Business Combination, a deposit in an amount equal to $0.02 per Public Share will be made into the Trust Account. As of April 16, 2021, in connection with the Extension Amendment to the SPAC Articles, the holders of 6,446,836 SPAC Ordinary Shares properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.07 per share, for an aggregate redemption amount of approximately $64,898,080.62. A Contribution in the amount of $271,063.28 was made for each of April, May, June and July of 2021. Public Shareholders may elect to redeem their shares even if they vote for the Business Combination. A Public Shareholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the Public Shares (i.e., in excess of 2,032,974 Public Shares) in connection with any vote on a business combination. Union has no specified maximum redemption threshold under the SPAC Articles, other than the aforementioned 15% threshold. Each redemption of Public Shares by Public Shareholders will reduce the amount in the Trust Account. The Business Combination Agreement provides that each party’s obligation to consummate the Business Combination is conditioned upon Union having at least an aggregate of $185,000,000 of cash held either in or outside the Trust Account, including the aggregate amount received from the PIPE (the “Minimum Cash Condition”). The conditions to closing in the Business Combination Agreement are for the sole benefit of the parties thereto and may be waived by such parties; provided, however, that in the event that Union has less than an aggregate of $160,000,000 of cash held either in or outside the Trust Account, including the aggregate amount received from the PIPE, Procaps and Holdco shall require the consent of IFC to waive the Minimum Cash Condition. If, as a result of redemptions of Public Shares by Public Shareholders or a failure to consummate the PIPE, or a combination of these, the Minimum Cash Condition is not met or is not waived, then each of Union and Procaps may elect not to consummate the Business Combination. In addition, in no event will Union redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001, as provided in the SPAC Articles and as required as a closing condition to each party’s obligation to consummate the Business Combination under the terms of the Business Combination Agreement. Holders of outstanding SPAC Public Warrants do not have redemption rights in connection with the Business Combination. Unless otherwise specified, the information in the accompanying proxy statement/prospectus assumes that none of Public Shareholders exercise their redemption rights with respect to their Public Shares.

The holders of Founder Shares, which include certain officers and directors of Union, (“Initial Shareholders”) and Union’s other officers and directors have agreed to waive their redemption rights with respect to any SPAC Ordinary Shares they may hold in connection with the consummation of the Business Combination. Currently, the Initial Shareholders, including the directors and officers of Union, own 26.9% of Union’s issued and outstanding SPAC Ordinary Shares, including all of the Founder Shares, and have agreed to vote any SPAC Ordinary Shares owned by them in favor of the Business Combination. The Founder Shares are subject to transfer restrictions.

Union is providing the accompanying proxy statement/prospectus and accompanying proxy card to its shareholders in connection with the solicitation of proxies to be voted at the Extraordinary General Meeting and at any adjournments or postponements of the Extraordinary General Meeting. Information about the Extraordinary General Meeting, the Business Combination and other related business to be considered by Union’s shareholders at the Extraordinary General Meeting is included in this proxy statement/prospectus. Whether or not you plan to attend the Extraordinary General Meeting, all Union shareholders are urged to read carefully and in their entirety this proxy statement/prospectus, including the Annexes and the accompanying financial statements of Procaps and Union and the unaudited pro forma financial information of Holdco. In particular, you are urged to carefully read the section entitled “Risk Factors” beginning on page 63 of this proxy statement/prospectus.

After careful consideration, the board of directors of Union (the “Union Board”) has unanimously approved the Business Combination Agreement and the transactions contemplated therein, including the Business Combination, and unanimously recommends that Union shareholders vote “FOR” adoption of the Business Combination Agreement and approval of the transactions contemplated thereby, including the Business Combination, and “FOR” all other proposals presented to Union shareholders in the accompanying proxy statement/prospectus. When you consider the Union Board’s recommendation of these proposals, you should keep in mind that certain Union directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. Please see the section entitled “The Business Combination — Interests of Certain Persons in the Business Combination” for additional information.

Approval of each of the Business Combination Proposal, the Nasdaq Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the shareholders of Union that are entitled to vote and who attend and vote at the Extraordinary General Meeting. Approval of the Merger Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of a majority of at least two-thirds of the shareholders of Union that are entitled to vote and who attend and vote at the Extraordinary General Meeting.

Your vote is very important.    Whether or not you plan to attend the Extraordinary General Meeting, please vote as soon as possible by following the instructions in this proxy statement/prospectus to ensure that your shares are represented at the Extraordinary General Meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Extraordinary General Meeting. The transactions contemplated by the Business Combination Agreement, including the Business Combination, will be consummated only if the Business Combination Proposal, the Merger Proposal and the Nasdaq Proposal are approved at the Extraordinary General Meeting. The closing of the Business Combination is conditioned upon the approval of the Business Combination Proposal, the Merger Proposal and the Nasdaq Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the proposals presented at the Extraordinary General Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Extraordinary General

Meeting in person, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Extraordinary General Meeting. If you are a shareholder of record and you attend the Extraordinary General Meeting and wish to vote in person, you may withdraw your proxy and vote in person.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND THAT UNION REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO THE TRANSFER AGENT ON             (TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE EXTRAORDINARY GENERAL MEETING). YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

On behalf of the Union Board, I would like to thank you for your support of Union Acquisition Corp. II and look forward to a successful completion of the Business Combination.

Sincerely,

Kyle P. Bransfield
, 2021	Chief Executive Officer

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Investing in our securities involves a high degree of risk. Before making an investment decision, please read the information under the section entitled “Risk Factors” elsewhere in this proxy statement/prospectus and under similar headings or in any amendment or supplement to this proxy statement/prospectus.

This proxy statement/prospectus is dated          , 2021, and is expected to be first mailed or otherwise delivered to Union shareholders on or about          , 2021.

Union Acquisition Corp. II 1425 Brickell Ave., #57B Miami, FL 33131

To the Shareholders of Union Acquisition Corp. II:

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting (“Extraordinary General Meeting”) of Union Acquisition Corp. II, a Cayman Islands exempted company limited by shares with registration number 345887, which we refer to as “we,” “us,” “our,” “SPAC” or “Union,” will be held at               , Eastern time, on                2021. The Extraordinary General Meeting will be held virtually, at https://www.cstproxy.com/unionacquisitioncorpii/sm2021. For the purposes of our amended and restated memorandum and articles of association, the physical location of the Extraordinary General Meeting shall be the offices of Linklaters LLP located at 1290 Avenue of the Americas, New York, NY 10104. You are cordially invited to attend the Extraordinary General Meeting to conduct the following items of business:

1.      The Business Combination Proposal — to consider and vote upon a proposal by ordinary resolution to adopt and approve the business combination agreement, dated as of March 31, 2021 (as it may be further amended from time to time, the “Business Combination Agreement”), by and among Union, Crynssen Pharma Group Limited, a private limited liability company registered and incorporated under the laws of Malta and, particularly, the Companies Act Cap. 386 with company registration number C 59671 (“Procaps” or the “Company”), Procaps Group, S.A., a public limited liability company (sociéte anonyme) governed by the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg, and registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B 253360 (“Holdco”) and OZLEM Limited, an exempted company incorporated under the laws of the Cayman Islands with registration number 373625 (“Merger Sub”) (each of Union, Procaps Holdco and Merger Sub shall individually be referred to as a “Party” and collectively, the “Parties”), a copy of which is attached to this proxy statement/prospectus as Annex A, and approve the transactions contemplated thereby, including the Merger (as defined below) and the Exchange (as defined below) (the “Business Combination”), pursuant to which, among other things: (i) Merger Sub will merge with and into SPAC, with SPAC surviving such merger and becoming a direct wholly-owned subsidiary of Holdco (the “Merger”) and, in the context of the Merger, (a) all ordinary shares of SPAC, par value $0.0001 per share (the “SPAC Ordinary Shares”) outstanding will be exchanged for ordinary shares of Holdco, nominal value $0.01 per share (the “Holdco Ordinary Shares”) pursuant to a share capital increase of Holdco, (b) each warrant entitling the holder to purchase one SPAC Ordinary Share (as contemplated under the warrant agreement, by and between Union and Continental Stock Transfer & Trust Company (“Continental”) dated as of October 17, 2019 (the “SPAC Warrant Agreement”)), at an exercise price of $11.50 per SPAC Ordinary Share (the “SPAC Warrants”), will become warrants of Holdco (the “Holdco Warrants”) exercisable for Holdco Ordinary Shares, on substantially the same terms as the SPAC Warrants, and (c) Holdco shall enter into an assignment, assumption and amendment agreement with SPAC and Continental, as warrant agent, to amend and assume SPAC’s obligations under the SPAC Warrant Agreement to give effect to the conversion of SPAC Warrants to Holdco Warrants; (ii) immediately following the consummation of the Merger and prior to the Exchange (as defined below), Holdco will redeem all 4,000,000 redeemable A shares of Holdco, nominal value $0.01 per share (the “Holdco Redeemable A Shares”), held by Procaps as a result of the incorporation of Holdco at their nominal value; (iii) immediately following the consummation of the Merger and the redemption of all the Holdco Redeemable A Shares, pursuant to those certain individual contribution and exchange agreements (collectively, the “Exchange Agreements”), each dated as of March 31, 2021, and entered into by and among Holdco, Procaps and each of the shareholders of Procaps (the “Procaps Shareholders”), each of Procaps Shareholders, effective on the date of the consummation of the Business Combination, will contribute its respective ordinary shares of Procaps, nominal value $1.00 per share, together representing the entire share capital of Procaps on a fully diluted basis (the “Procaps Ordinary Shares”), to Holdco in exchange for Holdco Ordinary Shares, and, in the case of International

Finance Corporation (“IFC”), for Holdco Ordinary Shares and 6,000,000 redeemable B shares of Holdco, nominal value $0.01 per share (the “Holdco Redeemable B Shares”), to be subscribed for by each such Procaps Shareholder (such contributions and exchanges of Procaps Ordinary Shares for Holdco Ordinary Shares and, in the case of IFC, Holdco Ordinary Shares and Holdco Redeemable B Shares, collectively, the “Exchange”); (iv) as a result of the Exchange, Procaps will become a direct wholly-owned subsidiary of Holdco and the Procaps Shareholders will become holders of issued and outstanding Holdco Ordinary Shares and, in the case of IFC, Holdco Ordinary Shares and Holdco Redeemable B Shares; and (v) immediately following the Exchange, Holdco will redeem 6,000,000 Holdco Redeemable B Shares from IFC for a total purchase price of $60,000,000 in accordance with that certain share redemption agreement entered into by and between Holdco and IFC on March 31, 2021 (the “Business Combination Proposal”)(Proposal No. 1);

2.      Merger Proposal — to consider and vote upon a proposal by special resolution to (i) approve the Merger, whereby Union will be authorized to merge with Merger Sub, so that Merger Sub will be the merging company and all the undertaking, property and liabilities of Merger Sub will vest in Union by virtue of such merger pursuant to the provisions of Part XVI of the Companies Act (As Revised) of the Cayman Islands and (ii) authorize, approve and confirm, in all respects, the Plan of Merger, in the form attached hereto as Annex B (the “Plan of Merger”), to effect the Merger (the Merger and the Plan of Merger being collectively referred to herein as the “Merger Proposal”) (Proposal No. 2);

3.      The Nasdaq Proposal — to consider and vote upon a proposal by ordinary resolution to approve, for purposes of complying with applicable listing rules of the Nasdaq Stock Market LLC (the “Nasdaq”) or Nasdaq Listing Rules, the issuance of SPAC Ordinary Shares in connection with the PIPE (as defined below), consisting of more than 20% of the current total issued and outstanding shares of Union (the “Nasdaq Proposal” and, together with the Business Combination Proposal and the Merger Proposal, the “Transaction Proposals”) (Proposal No. 3);

4.      Adjournment Proposal — to consider and vote upon a proposal by ordinary resolution to approve, if necessary, the adjournment of the Extraordinary General Meeting to a later date or dates (i) to the extent necessary to ensure that any required supplement or amendment to this proxy statement/prospectus is provided to Union shareholders, (ii) to solicit additional proxies from Union shareholders in favor of the Transaction Proposals, or (iii) if Union shareholders redeem an amount of SPAC Ordinary Shares issued as part of the units of Union (the “SPAC Units”), each SPAC Unit consisting of one SPAC Ordinary Share (collectively, the “Public Shares”) and one SPAC Warrant (collectively, the “SPAC Public Warrants”), issued pursuant to Union’s initial public offering (the “IPO”), such that, together with, or independently from, any failure to consummate all or a portion of the PIPE or the transactions contemplated by the Business Combination Agreement (the “Transactions”), the Minimum Cash Condition (as defined below) to each party’s obligation to consummate the Business Combination would not be satisfied (the “Adjournment Proposal”) (Proposal No. 4). The Adjournment Proposal will only be presented to Union shareholders in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Merger Proposal or the Nasdaq Proposal, or in the event that Union shareholders redeem an amount of Public Shares such that, together with, or independently from, any failure to consummate all or a portion of the PIPE or the Transactions, the Minimum Cash Condition to each party’s obligation to consummate the Business Combination would not be satisfied.

The above matters are more fully described in this proxy statement/prospectus, which also includes, as Annex A, a copy of the Business Combination Agreement. You are urged to carefully read this proxy statement/prospectus in its entirety, including the Annexes and accompanying financial statements of Union and Procaps and the unaudited pro forma financial information of Holdco.

The record date for the Extraordinary General Meeting is         , 2021. Only Union shareholders of record at the close of business on that date may vote at the Extraordinary General Meeting or any adjournment thereof.

Pursuant to its amended and restated memorandum and articles of association (the “SPAC Articles”), Union is providing the holders of its Public Shares that were offered as part of the IPO (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares in connection with the Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account that holds a portion of the proceeds of the IPO and the concurrent sale of the warrants to purchase SPAC Ordinary Shares purchased in a private placement in connection with the IPO (the “Trust Account”), as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to Union to pay its taxes, divided by the number of then outstanding Public Shares. The per-share amount Union will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commission totaling $4,200,000 that Union will pay to the underwriters of the IPO or transaction expenses incurred in connection with the Business Combination. For illustrative purposes, based on the fair value of marketable securities held in the Trust Account of approximately $136,966,483.64 as of June 14, 2021, the estimated per share redemption price would have been approximately $10.10. On April 12, 2021, Union announced that if the amendment to the SPAC Articles to extend the date by which Union must consummate its initial business combination from April 22, 2021 to October 22, 2021 (the “Extension Amendment to the SPAC Articles”), were approved, Union would deposit a maximum total of $0.12 into the Trust Account for each of the Public Shares that were not redeemed in connection with the Extension Amendment to the SPAC Articles (the “Contribution”). The terms of the Contribution are that each month, commencing on, and including, April 22, 2021, until the earlier of October 22, 2021 and the consummation of the Business Combination, a deposit in an amount equal to $0.02 per Public Share will be made into the Trust Account. As of April 16, 2021, in connection with the Extension Amendment to the SPAC Articles, the holders of 6,446,836 SPAC Ordinary Shares properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.07 per share, for an aggregate redemption amount of approximately $64,898,080.62. A Contribution in the amount of $271,063.28 was made for each of April, May, June and July of 2021. Public Shareholders may elect to redeem their shares even if they vote for the Business Combination. A Public Shareholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the Public Shares (i.e., in excess of 2,032,974 Public Shares) in connection with any vote on a business combination. Union has no specified maximum redemption threshold under the SPAC Articles, other than the aforementioned 15% threshold. Each redemption of Public Shares by Public Shareholders will reduce the amount in the Trust Account. The Business Combination Agreement provides that each party’s obligation to consummate the Business Combination is conditioned upon Union having at least an aggregate of $185,000,000 of cash held either in or outside the Trust Account, including the aggregate amount received from the PIPE (the “Minimum Cash Condition”). The conditions to closing in the Business Combination Agreement are for the sole benefit of the parties thereto and may be waived by such parties; provided, however, that in the event that Union has less than an aggregate of $160,000,000 of cash held either in or outside the Trust Account, including the aggregate amount received from the PIPE, Procaps and Holdco shall require the consent of IFC to waive the Minimum Cash Condition. If, as a result of redemptions of Public Shares by Public Shareholders or a failure to consummate the PIPE, or a combination of these, the Minimum Cash Condition is not met or is not waived, then each of Union and Procaps may elect not to consummate the Business Combination. In addition, in no event will Union redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001, as provided in the SPAC Articles and as required as a closing condition to each party’s obligation to consummate the Business Combination under the terms of the Business Combination Agreement. Holders of outstanding SPAC Public Warrants do not have redemption rights in connection with the Business Combination. Unless otherwise specified, the information in the accompanying proxy statement/prospectus assumes that none of the Public Shareholders exercise their redemption rights with respect to their Public Shares.

The holders of SPAC Ordinary Shares issued prior to the IPO (the “Founder Shares”, and such holders, which include certain officers and directors of Union, the “Initial Shareholders”) and Union’s other officers and directors have agreed to waive their redemption rights with respect to any SPAC Ordinary Shares they may hold in connection with the consummation of the Business Combination. Currently, the Initial Shareholders, including the directors and officers of Union, own 26.9% of Union’s issued and outstanding SPAC Ordinary Shares, including all of the Founder Shares, and have agreed to vote any SPAC Ordinary Shares owned by them in favor of the Business Combination. The Founder Shares are subject to transfer restrictions.

In connection with the foregoing and concurrently with the execution of the Business Combination Agreement, Union entered into subscription agreements with certain investors, pursuant to which such investors agreed to subscribe for and purchase, and Union agreed to issue and sell to such investors, 10,000,000 SPAC Ordinary Shares at a purchase price of $10.00 per share for gross proceeds of approximately $100,000,000 (the “PIPE”). The PIPE will close substantially concurrently with the consummation of the Business Combination.

The closing of the Business Combination is conditioned on the approval of the Business Combination Proposal, the Merger Proposal and the Nasdaq Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

Your vote is very important, regardless of the number of shares you own. Please vote as soon as possible to ensure that your vote is counted, regardless of whether you expect to attend the Extraordinary General Meeting. Please complete, sign, date and return the enclosed proxy card in the postage-aid envelope provided. You may also submit a proxy by telephone or via the internet by following the instructions printed on your proxy card. If you are a holder of SPAC Ordinary Shares, you may also cast your vote virtually at the Extraordinary General Meeting.

The approval of each of the Business Combination Proposal, the Nasdaq Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the shareholders of Union that are entitled to vote and who attend and vote at the Extraordinary General Meeting. The approval of the Merger Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of a majority of at least two-thirds of the shareholders of Union that are entitled to vote and who attend and vote at the Extraordinary General Meeting. The Union Board unanimously recommends that you vote “FOR” each of these proposals.

Your attention is directed to the proxy statement/prospectus accompanying this notice (including the financial statements and annexes attached thereto) for a more complete description of the proposed Business Combination and related transactions and each of our proposals. We encourage you to read this proxy statement/prospectus carefully. If you have any questions or need assistance voting your shares, please call our proxy solicitor, Innisfree M&A Incorporated (“Innisfree”), at (877) 750-5836, or banks and brokerage firms, please call collect at (212) 750-5833.

By Order of the Board of Directors

Kyle P. Bransfield
Chief Executive Officer
, 2021

Annexes

i

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form F-4 filed with the SEC by Holdco, constitutes a prospectus of Holdco under Section 5 of the Securities Act, with respect to the Holdco Ordinary Shares to be issued to the holders of SPAC Ordinary Shares if the Business Combination described herein is consummated. With respect to Union and the holders of SPAC Ordinary Shares, this proxy statement/prospectus serves as and constitutes:

•        a notice of meeting and a proxy statement under Section 14(a) of Exchange Act with respect to the Extraordinary General Meeting of Union shareholders being held on             , 2021, where Union shareholders will vote on, among other things, the proposed Business Combination and related transactions and each of the below proposals; and

•        a prospectus of Holdco under Section 5 of the Securities Act, with respect to the Holdco Ordinary Shares and Holdco Warrants to be issued to the holders of SPAC Ordinary Shares and SPAC Warrants if the Business Combination described herein is consummated.

This proxy statement/prospectus does not serve as a prospectus for the Holdco Ordinary Shares that Procaps Shareholders and the PIPE Investors will receive in the Business Combination, as such shares will be offered to such holders in a private offering. This document does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction or to any person to whom it would be unlawful to make such offer.

This proxy statement/prospectus includes trademarks, tradenames and service marks, certain of which belong to us or Procaps and others that are the property of other organizations. Solely for convenience, trademarks, tradenames and service marks referred to in this proxy statement/prospectus appear without the ®, TM and SM symbols, but the absence of those symbols is not intended to indicate, in any way, that Union or Procaps will not assert their rights or that the applicable owner will not assert its rights to these trademarks, tradenames and service marks to the fullest extent under applicable law. Neither Union or Procaps intend that their use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of Union or Procaps by, these other parties.

MARKET AND INDUSTRY DATA

This proxy statement/prospectus contains estimates, projections, and other information concerning Procaps’ industry and business, as well as data regarding market research, estimates, and forecasts prepared by Procaps’ management. Information that is based on estimates, forecasts, projections, market research, or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. The industry in which Procaps operates is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” Unless otherwise expressly stated, Procaps obtained industry, business, market, and other data from reports, research surveys, studies, and similar data prepared by market research firms and other third parties, industry and general publications, government data, and similar sources. In some cases, Procaps does not expressly refer to the sources from which this data is derived. In that regard, when Procaps refers to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from sources that Procaps paid for, sponsored, or conducted, unless otherwise expressly stated or the context otherwise requires. While Procaps has compiled, extracted, and reproduced industry data from these sources. Forecasts and other forward-looking information with respect to industry, business, market, and other data are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this proxy statement/prospectus. See “Cautionary Note Regarding Forward-Looking Statements.”

Frequently used Terms

In this document:

“1915 Law” means the Luxembourg law of August 10, 1915 on commercial companies, as amended.

“2018 and 2019 Company Financial Statements” means the audited consolidated balance sheet of the Company and the subsidiaries of the Company as of December 31, 2018 and December 31, 2019, and the related audited consolidated statements of operations and cash flows of the Company and the subsidiaries of the Company for each of the years then ended.

“A&R Holdco Organizational Documents” means the amended and restated Holdco Organizational Documents to be amended immediately prior to the consummation of the Merger and the Exchange at the general meeting of the sole shareholder of Holdco in the form set forth on Exhibit B to the Business Combination Agreement.

“Accounting Principles” means GAAP in case of SPAC, Special Purpose IFRS in case of the Company and the subsidiaries of the Company under the 2018 and 2019 Company Financial Statements and IFRS in case of the Company and the subsidiaries of the Company under the consolidated unaudited balance sheet of the Company and the subsidiaries of the Company as of December 31, 2020, in each case, as in effect from time to time.

“Action” means any material litigation, proceeding, cause of action, lawsuit, audit, assessment or reassessment, petition, complaint, charge, grievance, prosecution, demand, hearing, written notice, inquiry, investigation, subpoena, summons, inspection, or administrative or other similar proceeding, mediation or arbitration (including any appeal or application for review) of any kind or nature, in law or in equity.

“Ancillary Agreements” means the Exchange Agreements, the Transaction Support Agreement, the Registration Rights and Lock-Up Agreement, the Nomination Agreement, the Warrant Amendment, the IFC Redemption Agreement and all other agreements, certificates and instruments executed and delivered by SPAC, Holdco, Merger Sub or the Company in connection with the Transactions and specifically contemplated by the Business Combination Agreement.

“Adjournment Proposal” means the proposal by ordinary resolution to, if necessary, adjourn the Extraordinary General Meeting to a later date as necessary.

“Adjusted EBITDA” means EBITDA further adjusted to exclude certain isolated costs incurred as a result of the COVID-19 pandemic, certain costs related to business transformation initiatives, certain foreign currency translation adjustments, certain other finance costs adjustments and adjustments in connection with Colombia’s value-added tax reform.

“Business Combination” means the transactions contemplated by the Business Combination Agreement, including the Merger and the Exchange.

“Business Combination Agreement” means the Business Combination Agreement, dated as of March 31, 2021, as may be amended, by and among Union, Procaps, Holdco and Merger Sub.

“Business Combination Proposal” means the proposal by ordinary resolution to approve the adoption of the Business Combination Agreement and the Business Combination.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings and on which banks are not required or authorized to close in the City of New York in the United States of America, the Cayman Islands, or Luxembourg in the Grand Duchy of Luxembourg; provided that banks shall not be deemed to be authorized or obligated to be closed due to a “shelter in place,” “non-essential employee” or similar closure of physical branch locations at the direction of any Governmental Authority if such banks’ electronic funds transfer systems (including for wire transfers) are open for use by customers on such day.

“Cayman Islands Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“Closing” means the consummation of the Business Combination.

“Closing Date” means the date upon which the Closing is to occur.

“Code” means the Internal Revenue Code of 1986, as amended.

“Combined Company” means Holdco and its consolidated subsidiaries after giving effect to the Business Combination.

“Company” or “Procaps” means Crynssen Pharma Group Limited, a private limited liability company registered and incorporated under the laws of Malta and, particularly, the Companies Act Cap. 386 with company registration number C 59671.

“Company Material Adverse Effect” means any effects that, individually or in the aggregate with all other effects, (a) is or would reasonably be expected to be materially adverse to the business, condition (financial or otherwise), assets, liabilities or operations of the Company and the subsidiaries of the Company taken as a whole or (b) does or would prevent, materially delay or materially impede the performance by the Company of its obligations under the Business Combination Agreement or the consummation of the Exchange, Merger or any of the other Transactions; provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether there has been or will be, a Company Material Adverse Effect: (i) any enactment of, change or proposed change in or change in the interpretation of any Law or Accounting Principles; (ii) effects generally affecting the industries or geographic areas in which the Company or any of the subsidiaries of the Company operate; (iii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (iv) acts of war (whether or not declared), sabotage, civil unrest, terrorism, curfews, riots, demonstrations or public disorders, or any escalation or worsening of any such acts of war, sabotage, civil unrest, terrorism, curfews, riots, demonstrations or public disorders, or changes in global, national, regional, state or local political or social conditions; (v) any hurricane, tornado, flood, earthquake, natural disaster, or other acts of God; (vi) effects arising from or relating to epidemics, pandemics, or disease outbreaks, including COVID-19 or any COVID-19 Measures; (vii) any actions taken or not taken by the Company or any of the subsidiaries of the Company as specifically required or permitted by the Business Combination Agreement or any Ancillary Agreement, (viii) the announcement or execution, pendency, negotiation or consummation of the Merger, the Exchange or any of the other Transactions (including the impact thereof on relationships with customers, suppliers, employees or Governmental Authorities); (ix) any failure by the Company or any of the subsidiaries of the Company to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (ix) shall not prevent a determination that any change, event, or occurrence underlying such failure has resulted in a Company Material Adverse Effect; (x) any pending or initiated Action against the Company, any of the subsidiaries of the Company or any of their respective officers or directors, in each case, arising out of or relating to the execution of the Business Combination Agreement, any Ancillary Agreements or any of the Transactions (other than any Action commenced by any Party to enforce its rights under the Business Combination Agreement or any Ancillary Agreement to which it is a party); (xi) any action taken or not taken by SPAC; or (xii) any actions taken, or failures to take action, or such other changes or events, in each case, which SPAC has specifically requested or to which it has specifically consented or which actions are specifically contemplated by the Business Combination Agreement or any Ancillary Agreement, in each case, except in the cases of clauses (i) through (vi), to the extent that the Company and the subsidiaries of the Company, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries or geographic areas in which the Company and the subsidiaries of the Company operate.

“Company Organizational Documents” means the memorandum and articles of association of Procaps, as amended, modified or supplemented from time to time.

“Company Requisite Approvals” means Procaps Board Approval and Procaps Shareholder Approval.

“Company Transaction Expenses” means the reasonable and documented Transaction Expenses of Procaps or any of its affiliates, including, without limitation, (a) Transaction Expenses incurred in the negotiation and preparation of the Business Combination Agreement, the Ancillary Agreements and the other documents contemplated hereby and thereby and the performance and compliance with all agreements and conditions contained herein and therein, (b) Transaction Expenses incurred in preparing and obtaining the PCAOB Financials, (c) Transaction Expenses incurred in connection with obtaining the consent or approval of any person or Governmental Authority in connection with the Transactions, (d) Transaction Expenses incurred in connection with the Transactions (including the formation of Holdco, Merger Sub and the structuring, negotiation and documentation of the Exchange and Merger) and (e) Transaction Expenses incurred in connection with obtaining the D&O Tail Policy. For the avoidance of doubt, the Company Transaction Expenses include the fees, expenses and disbursements of legal counsel, auditors and accountants, due diligence expenses, advisory and consulting fees and expenses, and other third-party fees.

“Competing Seller” means a person (including any financial investor or group of financial investors) actively engaged, directly or indirectly, in any one or more of the development, production, marketing, distribution and/or exploitation of any products and/or services, in each case other than Procaps, the Procaps Shareholders and indirect equityholders or any subsidiary of Procaps.

“Competing SPAC Transaction” means any merger or business combination between SPAC, on the one hand, and a Competing Seller, on the other hand.

“Continental” means Continental Stock Transfer & Trust Company, Union’s transfer agent and warrant agent.

“COVID-19” means the novel coronavirus known as SARS-CoV-2 or COVID-19, and any evolutions, mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, delay, shut down (including the shutdown of air cargo routes), closure, sequester, safety or similar Law, directive, guideline or recommendation promulgated by any Governmental Authority, in each case with or in response to COVID-19.

“Deferred Fees” means the amount of deferred fees held in the Trust Account in connection with SPAC’s IPO payable to the underwriters or other advisors upon consummation of a business combination.

“Deseja” means the Deseja Trust, a trust organized under the laws of the State of Delaware and a Procaps Shareholder.

“D&O Tail Policy” means a fully-paid “tail” insurance policy for a term of six years from the Closing Date with terms and scope of coverage at least as favorable as the Company’s directors and officers insurance policy and SPAC’s directors and officers insurance policy covering those persons thereunder.

“EBITDA” means profit (loss) for the year before interest expense, net, income tax expense and depreciation and amortization.

“Exchange” means the transactions contemplated in the Business Combination Agreement to occur at the Exchange Effective Time.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agreements” mean those certain individual Contribution and Exchange Agreements, each dated as of March 31, 2021, and entered into by and among Holdco, the Company and each of the Procaps Shareholders.

“Exchange Consideration” means the sum of (A) $971,286,889 and (B) the amount, if any, by which the SPAC Transaction Expenses exceed the SPAC Transaction Expenses Cap.

“Exchange Effective Time” means the time on which the issuance of the new Holdco Ordinary Shares and Holdco Redeemable B Shares pursuant to the Holdco Delegate Resolutions is effective on the Closing Date, which shall be the effective time of the contribution and exchange of Procaps Ordinary Shares held by Procaps Shareholders and exchanged for Holdco Ordinary Shares and, in the case of IFC, Holdco Ordinary Shares and Holdco Redeemable B Shares, as applicable and as contemplated under the Exchange Agreements, and which shall occur immediately following the consummation of the Merger and the redemption of all the Holdco Redeemable A Shares.

“Exchange Issuance” means the issuance of the Holdco Ordinary Shares and Holdco Redeemable B Shares (as applicable) to the Procaps Shareholders in connection with the Exchange.

“Exchange Ratio” means 33.444848, the ratio used for determining the number of aggregate Holdco Ordinary Shares and Holdco Redeemable B Shares for which the aggregate Procaps Ordinary Shares shall be converted in accordance with Section 3.01(a)(i) of the Business Combination Agreement.

“Extraordinary General Meeting” means the Extraordinary General Meeting of Union.

“Extension Amendment to the SPAC Articles” means an amendment to the SPAC Articles to extend the date by which the SPAC must consummate the Transactions from April 22, 2021 to October 22, 2021.

“Founder Shares” mean the SPAC Ordinary Shares issued prior to the IPO.

“GAAP” means generally accepted accounting principles as in effect in the United States from time to time.

“Governmental Authority” means any U.S. federal, state, county or local or non-U.S. government, governmental, national, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body.

“Hoche” means Hoche Partners Pharma Holding S.A., a Luxembourg company and a Procaps Shareholder.

“Holdco” means Procaps Group, S.A., a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg, and registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B 253360.

“Holdco Board” means the board of directors of Holdco.

“Holdco Board Approval” means one or several Holdco Board resolutions with respect to the approval of the Transaction and the Transaction Documents to which Holdco is or will be a party, including, for the avoidance of doubt, (a) the approval by the Holdco Board of the issuance on the Closing Date (and conditional on Closing) by a delegate of (i) the Merger Consideration (as defined below) in the form of new Holdco Ordinary Shares and (ii) new Holdco Ordinary Shares and new Holdco Redeemable B Shares following the Merger (in the context of the Exchange), both under the authorized share capital of Holdco and pursuant to the Holdco Delegate Resolutions, (b) the approval of the redemption by the Holdco Board immediately after the Merger and conditional upon, the Closing, by a delegate of all the Holdco Redeemable A Shares held by Procaps in Holdco, and (c) the approval of the redemption by the Holdco Board immediately after the Exchange and conditional upon the Closing, by a delegate of all the Holdco Redeemable B Shares held by IFC after the consummation of the Exchange.

“Holdco Delegate Resolutions” means the resolutions taken on the Closing Date by the delegate appointed by the Holdco Board pursuant to the Holdco Board Approval in order to (a) issue on the Closing Date (i) the Merger Consideration in the form of new Holdco Ordinary Shares and (ii) new Holdco Ordinary Shares and new Holdco Redeemable B Shares following the Merger (in the context of the Exchange), both under the authorized share capital of Holdco, and (b) redeem the Holdco Redeemable A Shares on the Closing Date immediately after the Merger and the Holdco Redeemable B Shares immediately after the Exchange.

“Holdco Ordinary Shares” means the ordinary shares of Holdco, each having a nominal value in U.S. dollars of $0.01 per share.

“Holdco Organizational Documents” means the articles of association of Holdco as amended, modified or supplemented from time to time, including as contemplated by Section 2.05(b) of the Business Combination Agreement.

“Holdco Redeemable A Shares” means the redeemable A shares of Holdco held by Procaps, each having a nominal value in U.S. dollars of $0.01 per share.

“Holdco Redeemable B Shares” means the redeemable B shares of Holdco, each having a nominal value in U.S. dollars of $0.01 per share, to be issued to IFC upon consummation of the Exchange.

“Holdco Redeemable Shares” means the Holdco Redeemable A Shares and the Holdco Redeemable B Shares.

“Holdco Requisite Approvals” means the Holdco Board Approval, the Holdco Delegate Resolutions and the Holdco Shareholder Approval, as applicable.

“Holdco Shareholder Approval” means the approval of the sole shareholder of Holdco, at an extraordinary general meeting of the sole shareholder of Holdco, to be held in front of a Luxembourg notary prior to the Closing Date to inter alia implement (i) a sufficiently large authorized share capital for the issuance of new Holdco Ordinary Shares in the context of the Merger and the issuance of new Holdco Ordinary Shares and Holdco Redeemable B Shares in the context of the Exchange and (ii) the A&R Holdco Organizational Documents as contemplated by the Business Combination Agreement.

“Holdco Shares” means, collectively, the Holdco Ordinary Shares and Holdco Redeemable Shares.

“IASB” means the International Accounting Standards Board.

“IFC” means the International Finance Corporation, an international organization established by Articles of Agreement among its member countries.

“IFC Redemption Agreement” means that certain Share Redemption Agreement entered into by and between Holdco and IFC on March 31, 2021, pursuant to which Holdco shall redeem 6,000,000 Holdco Redeemable B Shares from IFC for a total purchase price of $60,000,000 in accordance with the terms thereunder.

“IFRS” means the International Financial Reporting Standards, as issued by the IFRS Foundation and the IASB.

“Initial Shareholders” mean holders of Founder Shares, which include (i) Union Acquisition Associates, II, LLC, with such shares being beneficially owned by Kyle P. Bransfield, (ii) Union Group International Holdings Ltd., with such shares being beneficially owned by Juan Sartori, (iii) Daniel W. Fink, (iv) Gerald W. Haddock, (v) Joseph J. Schena, (vi) PENSCO Trust Company, with such shares being beneficially owned by Kyle P. Bransfield, (vii) Federico Trucco and (viii) Laurence Bodner.

“Intellectual Property” means: (a) patents, patent applications and patent disclosures, together with all reissues, continuations, continuations-in-part, divisionals, revisions, extensions or reexaminations thereof; (b) trademarks and service marks, trade dress, logos, trade names, corporate names, brands, slogans, and other source identifiers, and all applications, registrations, and renewals in connection therewith, together with all of the goodwill associated with the foregoing; (c) copyrights, and other works of authorship (whether or not copyrightable), and moral rights, and registrations and applications for registration, renewals and extensions thereof; (d) trade secrets and know-how (including ideas, formulas, compositions, inventions (whether or not patentable or reduced to practice)), customer and supplier lists, improvements, protocols, processes, methods and techniques, research and development information, industry analyses, algorithms, architectures, layouts, drawings, specifications, designs, plans, methodologies, proposals, industrial models, technical data, financial and accounting data (including pricing and cost information), and all other data, databases and database rights; (e) Internet domain names and social media accounts; (f) rights of privacy and publicity and all other intellectual property or proprietary rights of any kind or description recognized under applicable Laws; (g) copies and tangible embodiments of any of the foregoing, in whatever form or medium; and (h) all legal rights arising from items (a) through (f), including the right to prosecute and perfect such interests and rights to sue, oppose, cancel, interfere, and enjoin based upon such interests, including such rights based on past infringement, if any, in connection with any of the foregoing.

“IPO” means Union’s initial public offering of units, consummated on October 22, 2019.

“Law” means any federal, national, state, county, municipal, provincial, local, foreign or multinational, statute, constitution, common law, ordinance, code, decree, order, judgment, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Lien” means any lien, security interest, mortgage, deeds of trust, pledge, adverse claim, usufruct, option, right of first refusal, right of first offer, charge, claim, equitable interest, easement, encroachment, lease or sublease, or restriction on the right to vote, sell, transfer or otherwise dispose of any capital stock, shares, or other voting securities, or similar encumbrance (other than those created under applicable securities Laws, and not including any license of Intellectual Property).

“Merger” means the merging of Merger Sub with and into Union pursuant to the laws of the Cayman Islands, with Union surviving the Merger as a wholly owned subsidiary of Holdco.

“Merger Effective Time” means the date to be specified by the Plan of Merger when the Merger shall become effective on the date specified as such in a notice to the Registrar of Companies signed by a director of each of Union and Merger Sub in accordance with section 234 of the Cayman Islands Companies Act.

“Merger Proposal” means the proposal by special resolution to approve and confirm the Plan of Merger.

“Merger Sub” means OZLEM Limited, an exempted company incorporated under the laws of the Cayman Islands with registration number 373625.

“Minski Family” means, collectively, Sognatore, Simphony, Deseja and each of the direct and indirect beneficiaries of such trusts.

“Nasdaq” means the Nasdaq Capital Market, the Nasdaq Global Market or the Nasdaq Global Select Market, as may be applicable.

“Nasdaq Proposal” means the proposal by ordinary resolution to approve, for purposes of complying with applicable listing rules of Nasdaq, the issuance of SPAC Ordinary Shares in connection with the PIPE, consisting of more than 20% of the current total issued and outstanding SPAC Ordinary Shares.

“Nomination Agreement” means that certain nomination agreement to be entered into by and among Holdco, certain Procaps Shareholders and the Sponsors in connection with the Closing, substantially in the form attached to the Business Combination Agreement as Exhibit D.

“Payment Spreadsheet” means a spreadsheet that shall be delivered by Procaps to SPAC pursuant to Section 3.01(b) of the Business Combination Agreement at least five (5) Business Days prior to the Closing (except as may otherwise be agreed in writing by Procaps and SPAC), which shall set forth, (a) the initial allocation of the Exchange Consideration among Procaps Shareholders, (b) the adjustment to the allocation of the Exchange Consideration described in (a) of this definition to account for the economic rights of certain Procaps Shareholders under Procaps Shareholders’ Agreements, in accordance with the Exchange Agreements and Section 2.01 of Procaps Disclosure Schedule, (c) any applicable share premium, and (d) the number of Holdco Ordinary Shares and Holdco Redeemable B Shares, as applicable, issuable to each Procaps Shareholder in connection with the Exchange.

“PCAOB” means the Public Company Accounting Oversight Board and any division or subdivision thereof.

“PCAOB Financials” means the audited consolidated balance sheet of the Company and the consolidated subsidiaries of the Company as of December 31, 2019 and December 31, 2020, and the related audited consolidated statements of income and cash flows of the Company and the consolidated subsidiaries of the Company for such years, in each case prepared in accordance with the IFRS and audited in accordance with the auditing standards of the PCAOB.

“PIPE” or “PIPE Investment” means any private placement or placements of SPAC Ordinary Shares which shall become Holdco Ordinary Shares in connection with the consummation of the Transactions.

“PIPE Investment Amount” means $100,000,000.

“PIPE Investors” means persons that have entered into Subscription Agreements to purchase for cash SPAC Ordinary Shares which shall become Holdco Ordinary Shares in connection with the consummation of the Transactions pursuant to the PIPE Investment on or prior to the Closing Date.

“PIPE Shares” means the SPAC Ordinary Shares to be issued to the PIPE Investors in connection with the PIPE.

“Plan of Merger” means the Plan of Merger in the form attached hereto as Annex B.

“Private Placement Warrants” means the warrants to purchase SPAC Ordinary Shares purchased in a private placement in connection with the IPO.

“Procaps Board Approval” means the resolutions of the board of directors of Procaps approving and authorizing (a) the Business Combination Agreement, the Transaction Documents to which Procaps is or will be a party, and the Transactions, (b) the Exchange Issuance, and (c) the Holdco Redeemable A Shares Redemption (as defined below).

“Procaps Disclosure Schedule” means the disclosure schedule delivered by Procaps in connection with the Business Combination Agreement.

“Procaps Ordinary Shares” means Procaps’ ordinary shares, with a nominal value of $1.00 per share representing the entire share capital of Procaps on a fully diluted basis.

“Procaps Shareholders” means the holders of Procaps Ordinary Shares as of the date of the Business Combination Agreement and representing all, and not part of, the holders of Procaps Ordinary Shares on a fully diluted basis.

“Procaps Shareholders’ Agreements” means the shareholders’ agreements, put option agreements, pledge agreements and similar agreements entered into by and among Procaps and one or more of Procaps Shareholders, other than agreements entered into on or about the date of the Business Combination Agreement by Procaps and one or more of Procaps Shareholders in connection with any of the Transactions, each of which will expire on or prior to the Closing Date in accordance with the Termination Agreements.

“Procaps Shareholder Approval” means the resolutions of Procaps Shareholders approving the Business Combination Agreement, the Transaction Documents to which Procaps is or will be a party, and the Transactions.

“Procaps Shareholders’ Agreements Liens” means the Liens under Procaps Shareholders’ Agreements, each of which will expire on or prior to the Closing Date in accordance with the Termination Agreements.

“Public Share” means a SPAC Ordinary Share issued as part of a SPAC Unit in the IPO.

“Public Shareholders” means the holders of Public Shares that were offered as part of the IPO.

“Redemption Rights” means the redemption rights provided for in Articles 8 and 48 of the SPAC Articles.

“Registration Rights and Lock-Up Agreement” means that certain Registration Rights and Lock-Up Agreement to be entered into in connection with the Closing by and among the Initial Shareholders and the Procaps Shareholders, substantially in the form attached to the Business Combination Agreement as Exhibit A.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Share Escrow Agreement” means that certain Share Escrow Agreement dated as of October 17, 2019 by and between SPAC and Continental, as escrow agent.

“Simphony” means the Simphony Trust, a trust organized under the laws of the State of Delaware and a Procaps Shareholder.

“Sognatore” means the Sognatore Trust, a trust organized under the laws of New Zealand and a Procaps Shareholder.

“SPAC” or “Union” means Union Acquisition Corp. II, a Cayman Islands exempted company limited by shares with registration number 345887.

“SPAC Articles” means the Amended and Restated Memorandum and Articles of Association of SPAC, as amended, modified or supplemented from time to time.

“SPAC Disclosure Schedule” means the disclosure schedule delivered by Union in connection with the Business Combination Agreement.

“SPAC Material Adverse Effect” means any effects that, individually or in the aggregate with all other effects, (a) is or would reasonably be expected to be materially adverse to the business, condition (financial or otherwise), assets, liabilities or operations of SPAC or (b) does or would prevent, materially delay or materially impede the performance by SPAC of its obligations under the Business Combination Agreement or any of the Ancillary Agreements or the consummation of the Merger or any of the other Transactions; provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether there has been or will be, a SPAC Material Adverse Effect: (i) any enactment of, change or proposed change in or change in the interpretation of any Law or Accounting Principles; (ii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (iii) acts of war (whether or not declared), sabotage, civil unrest, terrorism, curfews, riots, demonstrations or public disorders, or any escalation or worsening of any such acts of war, sabotage, civil unrest, terrorism, curfews, riots, demonstrations or public disorders, or changes in global, national, regional, state or local political or social conditions; (iv) any hurricane, tornado, flood, earthquake, natural disaster, or other acts of God; (v) Effects arising from or relating to epidemics, pandemics, or disease outbreaks, including COVID-19 or any COVID-19 Measures; (vi) any actions taken or not taken by SPAC as specifically required or permitted by the Business Combination Agreement or any Ancillary Agreement; (vii) the announcement or execution, pendency, negotiation or consummation of the Merger or any of the other Transactions (including the impact thereof on relationships with Governmental Authorities); (viii) any pending or initiated Action against SPAC or any of its officers or directors, in each case, arising out of or relating to the execution of the Business

Combination Agreement or the Transactions (other than any Action commenced by any party thereto to enforce its rights under the Business Combination Agreement or any Ancillary Agreement to which it is a party); (ix) any action taken or not taken by the Company or any subsidiary of the Company; or (x) any actions taken, or failures to take action, or such other changes or events, in each case, which the Company has specifically requested or to which it has specifically consented or which actions are specifically contemplated by the Business Combination Agreement, in each case, except in the cases of clauses (i) through (v), to the extent that SPAC is disproportionately affected thereby as compared with other participants in the industries or geographic areas in which SPAC operates.

“SPAC Ordinary Shares” means the SPAC’s ordinary shares, par value $0.0001 per share.

“SPAC Organizational Documents” means the SPAC Articles and the Trust Agreement, in each case as amended, modified or supplemented from time to time.

“SPAC Proposals” means proposals made to the shareholders of the Union pursuant to the SPAC Organizational Documents and applicable Law to approve and adopt (a) the Business Combination Agreement and the Transactions, including the Merger, (b) the Extension Amendment to the SPAC Articles, and (c) any other proposals the Parties deem in good faith are necessary or desirable to effect the Transactions.

“SPAC Transaction Expenses” means the reasonable and documented Transaction Expenses of SPAC or any of its affiliates, including (a) any and all Transaction Expenses incurred in the negotiation and preparation of the Business Combination Agreement, the Ancillary Agreements and the other documents contemplated hereby and thereby and the performance and compliance with all agreements and conditions contained herein and therein, (b) any and all Transaction Expenses incurred in the negotiation, preparation or consummation of the PIPE Investment, including advisory fees and placement fees and (c) the preparation, printing and mailing of this proxy statement/prospectus and the Registration Statement of which this proxy statement/prospectus is a part. For the avoidance of doubt, the SPAC Transaction Expenses (i) include the fees, expenses and disbursements of legal counsel, auditors and accountants, due diligence expenses, advisory and consulting fees and expenses, other third-party fees and any Deferred Fees, and (ii) do not include any expenses incurred by SPAC in its pursuit of potential acquisition or business targets other than the Company or that were not incurred by SPAC in connection with or in furtherance of the Transactions. For the avoidance of doubt, the fees and expenses set forth on Section 1.01 of the SPAC Disclosure Schedule shall constitute SPAC Transaction Expenses.

“SPAC Transaction Expenses Cap” means $16,500,000.

“SPAC Unit” means a unit comprising one SPAC Ordinary Share and one SPAC Warrant.

“SPAC Warrant Agreement” means that certain warrant agreement, dated as of October 17, 2019, by and between SPAC and Continental, as amended, modified or supplemented from time to time.

“SPAC Warrants” means warrants to purchase SPAC Ordinary Shares as contemplated under the SPAC Warrant Agreement, with each warrant exercisable for the number of SPAC Ordinary Shares stated in the applicable SPAC Warrant at an exercise price per SPAC Ordinary Share of $11.50.

“SPAC Public Warrant” means a SPAC Warrant issued as part of a SPAC Unit in the IPO.

“Special Purpose IFRS” means IFRS, except for those certain exceptions described in the auditors’ report and notes to the 2018 and 2019 Company Financial Statements.

“Sponsors” means Union Group International Holdings Limited and Union Acquisition Associates II, LLC.

“Subscribers” means the institutional investors that have committed to purchase SPAC Ordinary Shares in the PIPE.

“Subscription Agreements” means the contracts executed by the PIPE Investors on or before the date of the Business Combination Agreement in connection with the PIPE Investment, each as amended, modified or supplemented from time to time.

“Termination Agreements” means those certain termination agreements entered into by Procaps and one or more of Procaps Shareholders and pursuant to which all Procaps Shareholders’ Agreements and Procaps Shareholders’ Agreements Liens will automatically expire on or prior to the Closing Date in accordance with the terms thereunder.

“Transaction Documents” means the Business Combination Agreement, including all schedules and exhibits thereto, Procaps Disclosure Schedule, the SPAC Disclosure Schedule, the Ancillary Agreements, and all other agreements, certificates and instruments executed and delivered by SPAC, Holdco, Merger Sub or Procaps in connection with the Transactions and specifically contemplated by the Business Combination Agreement.

“Transaction Expenses” means (a) all out-of-pocket fees, costs and expenses (including all fees, costs and expenses of outside counsel, accountants, investment bankers, experts and consultants to a Party and its affiliates and all fees, costs and expenses in connection with newly issued equity and/or debt financing in connection with the Transactions) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, review, negotiation, execution and performance of the Business Combination Agreement and the other Transaction Documents and consummation of the Transactions, this proxy statement/prospectus, the Registration Statement of which this proxy statement/prospectus is a part and the solicitation of the shareholders of Union and Procaps Shareholders and the preparation of any required filings or notices under applicable Antitrust Laws, if any, and (b) the premiums, commissions and other fees paid or payable in connection with obtaining any directors’ and officers’ “tail” insurance policy.

“Transaction Proposals” means the Business Combination Proposal, the Merger Proposal and the Nasdaq Proposal.

“Transaction Support Agreement” means the Transaction Support Agreement, dated as of March 31, 2021, by and among Union, Holdco, Procaps, certain Procaps Shareholders, the Sponsors, certain other Initial Shareholders and certain officers and directors of the SPAC, as amended, modified or supplemented from time to time.

“Transactions” means the transactions contemplated by the Transaction Documents, including the Exchange and the Merger.

“Trust Account” means the trust account that holds a portion of the proceeds of the IPO and the simultaneous sale of the Private Placement Warrants.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of October 17, 2019, by and between SPAC and Continental.

“Warrant Amendment” means that certain Assignment, Assumption and Amendment Agreement to be entered into by and among Holdco, SPAC and Continental, as warrant agent, pursuant to which the SPAC’s obligations under the SPAC Warrant Agreement shall be amended and Holdco shall assume such obligations to give effect to the conversion of SPAC Warrants to Holdco Warrants (as defined below) at the Merger Effective Time, substantially in the form attached to the Business Combination Agreement as Exhibit E.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION AND THE EXTRAORDINARY GENERAL MEETING

The questions and answers below highlight only selected information from this proxy statement/prospectus and only briefly address some commonly asked questions about the Extraordinary General Meeting and the proposals to be presented at the Extraordinary General Meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that may be important to Union shareholders. Shareholders are urged to read carefully this entire proxy statement/prospectus, including the Annexes and the other documents referred to herein, to fully understand the proposed Business Combination and the voting procedures for the Extraordinary General Meeting, which will be held virtually, at https://www.cstproxy.com/unionacquisitioncorpii/sm2021. For the purposes of the SPAC Articles, the physical location of the Extraordinary General meeting shall be the offices of Linklaters LLP located at 1290 Avenue of the Americas, New York, NY 10104.

Q:     Why am I receiving this proxy statement/prospectus?

A:     Union has entered into the Business Combination Agreement with Holdco, Merger Sub and Procaps, which provides for the Business Combination in which, among other transactions, Merger Sub will merge with and into Union, with Union surviving such merger and becoming a direct wholly-owned subsidiary of Holdco, and Procaps will become a direct wholly-owned subsidiary of Holdco. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.

As a result of the Business Combination: (i) the holders of all SPAC Ordinary Shares issued and outstanding prior to the Merger Effective Time will receive one validly issued and fully paid Holdco Ordinary Share in exchange for each SPAC Ordinary Share held by them; and (ii) each Procaps Shareholder will contribute its respective Procaps Ordinary Shares to Holdco in exchange for Holdco Ordinary Shares and, in the case of IFC, Holdco Ordinary Shares and Holdco Redeemable B Shares. Please see “The Business Combination” and “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

Union shareholders are being asked to consider and vote upon a proposal by ordinary resolution to adopt and approve the Business Combination Agreement and approve the Transactions contemplated thereby, among other proposals. You are receiving this proxy statement/prospectus because you hold SPAC Ordinary Shares as of the record date for the Extraordinary General Meeting.

The SPAC Ordinary Shares, SPAC Warrants and SPAC Units are currently listed on Nasdaq under the symbols “LATN,” “LATNW” and “LATNU,” respectively. Holdco intends to apply to list its Holdco Ordinary Shares and Holdco Warrants on Nasdaq in connection with the Closing. All outstanding SPAC Units will be separated into their component securities immediately prior to the Closing. Accordingly, Holdco will not have units outstanding following consummation of the Business Combination.

This proxy statement/prospectus and its Annexes contain important information about the proposed Business Combination and the other matters to be acted upon at the Extraordinary General Meeting. You should read this proxy statement/prospectus and its Annexes carefully and in their entirety. This document also constitutes a prospectus of Holdco with respect to the Holdco Ordinary Shares issuable in the Merger.

Your vote is important. You are encouraged to submit your proxy as soon as possible after carefully reviewing this proxy statement/prospectus and its Annexes.

Q:     When and where is the Extraordinary General Meeting?

A:     The Extraordinary General Meeting will be held virtually, at https://www.cstproxy.com/unionacquisitioncorpii/sm2021. For the purposes of the SPAC Articles, the physical location of the Extraordinary General Meeting shall be the offices of Linklaters LLP located at 1290 Avenue of the Americas, New York, NY 10104.

Q:     How can I attend the Extraordinary General Meeting virtually?

Union is pleased to conduct the Extraordinary General Meeting virtually via the Internet through a live webcast and online shareholder tools. Union is offering shareholders the ability to attend the Extraordinary General Meeting virtually due to the continuing impact of and uncertainty surrounding the COVID-19 pandemic and to support the health and well-being of shareholders. However, Union also believes a virtual format facilitates shareholder attendance and participation by leveraging technology to allow Union to communicate more effectively and efficiently with its shareholders. This format empowers shareholders around the world to participate at no cost. Union will use the virtual format to enhance shareholder access and participation and protect shareholder rights. For example:

•        Union Encourages Questions.    Shareholders have multiple opportunities to submit questions for the meeting. Shareholders may submit a question online in advance or live during the meeting, following the instructions below. During the meeting, Union will answer as many appropriate shareholder-submitted questions as time permits. Following the Extraordinary General Meeting, Union will publish an answer to each appropriate question received on its website at https://www.cstproxy.com/unionacquisitioncorpii/sm2021 as soon as practical following completion of the Extraordinary General Meeting.

•        Union Believes in Transparency.    Although the live webcast is available only to shareholders at the time of the meeting, following completion of the Extraordinary General Meeting, a webcast replay, final report of the inspector of election, and answers to all appropriate questions asked by investors in connection with the Extraordinary General Meeting will be posted to Union’s website at https://www.cstproxy.com/unionacquisitioncorpii/sm2021.

•        Union Proactively Takes Steps to Facilitate Your Participation.    During the Extraordinary General Meeting, Union will offer live technical support for all shareholders attending the meeting.

Meeting Admission

Attending Virtually.    If you plan to attend the Extraordinary General Meeting virtually, please be aware of what you will need to gain admission, as described below. If you do not comply with the procedures described here for attending the Extraordinary General Meeting virtually, you will not be able to participate in the Extraordinary General Meeting. Shareholders may participate in the Extraordinary General Meeting per the below instructions:

Union Acquisition Corp. II Virtual Shareholder Extraordinary General Meeting Information:

Meeting Date:                 , 2021

Meeting Time:

Extraordinary General Meeting webpage (information, webcast, and replay): https://www.cstproxy.com/unionacquisitioncorpii/sm2021

Telephone access (listen-only):

Within the U.S. and Canada: 1 888-965-8995 (toll-free)

Outside of the U.S. and Canada: +1 415-655-0243 (standard rates apply)

Passcode for telephone access:

99206908#

To attend virtually and participate in the Extraordinary General Meeting, shareholders of record must use their control number on their Notice of Internet Availability or proxy card to log into https://www.cstproxy.com/unionacquisitioncorpii/sm2021. Beneficial shareholders who do not have a control number may gain access to the meeting by logging into their brokerage firm’s website and selecting the shareholder communications mailbox to link through to the Extraordinary General Meeting; instructions should also be provided on the voting instruction card provided by their broker, bank, or other nominee.

Union encourages you to access the meeting prior to the start time. Please allow ample time for online check-in, which will begin at             . Union will have technicians ready to assist if you have difficulties accessing the virtual meeting during the check-in time or during the Extraordinary General Meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or course of the Extraordinary General Meeting, please call 973-236-1576.

Asking Questions.    Shareholders have multiple opportunities to submit questions for the Extraordinary General Meeting. Shareholders who wish to submit a question in advance may do so at either          or on the Extraordinary General Meeting website, https://www.cstproxy.com/unionacquisitioncorpii/sm2021. Shareholders also may submit questions live during the meeting. Union plans to reserve time for shareholder questions to be read and answered by Union personnel during the meeting. Shareholders can also access copies of this proxy statement/prospectus at the Extraordinary General Meeting website. In submitting questions, please note that Union will only address questions that are germane to the matters being voted on at the Extraordinary General Meeting.

Voting Before or During the Meeting

Whether you are a shareholder of record or a beneficial shareholder, you may direct how your shares are voted without participating in the Extraordinary General Meeting. Union encourages shareholders to vote well before the Extraordinary General Meeting, even if they plan to attend the virtual meeting, by completing proxies online or by telephone, or, if they received printed copies of these materials, by mailing their proxy cards. Shareholders can vote via the Internet in advance of or during the meeting. Shareholders who attend the virtual Extraordinary General Meeting should follow the instructions at https://www.cstproxy.com/unionacquisitioncorpii/sm2021 to vote or submit questions during the meeting.

Voting online during the meeting will replace any previous votes, and the online polls will close at approximately          on          , 2021.

Revoking Your Proxy or Changing Your Vote.    Shareholders of record may revoke their proxy at any time before the electronic polls close by submitting a later-dated vote online during the Extraordinary General Meeting via the Internet, by telephone, by mail, or by delivering instructions to Union’s Secretary before the Extraordinary General Meeting commences. Beneficial shareholders may revoke any prior voting instructions by contacting the broker, bank, or other nominee that holds their shares or by voting online during the meeting.

Q:     What are the specific proposals on which I am being asked to vote at the Extraordinary General Meeting?

A:     Union shareholders are being asked to approve the following proposals at the Extraordinary General Meeting:

1.      Business Combination Proposal — a proposal by ordinary resolution to adopt the Business Combination Agreement and approve the transactions contemplated thereby, including the Business Combination (Proposal No. 1);

2.      Merger Proposal — a proposal by special resolution to approve the Merger and authorize, approve and confirm the Plan of Merger (Proposal No. 2);

3.      The Nasdaq Proposal — a proposal by ordinary resolution to approve, for purposes of complying with applicable listing rules of Nasdaq, the issuance of SPAC Ordinary Shares in connection with the PIPE, consisting of more than 20% of the current total issued and outstanding SPAC Ordinary Shares (Proposal No. 3); and

4.      Adjournment Proposal — a proposal by ordinary resolution to approve, if necessary, the adjournment of the Extraordinary General Meeting to a later date or dates (i) to the extent necessary to ensure that any required supplement or amendment to this proxy statement/prospectus is provided to Union shareholders, (ii) to solicit additional proxies from Union shareholders in favor of the Transaction Proposals, or (iii) if Union shareholders redeem an amount of Public Shares such that, together with, or independently from, any failure to consummate all or a portion of the PIPE or the Transactions, the Minimum Cash Condition (as defined below) to each party’s obligation to consummate the Business Combination would not be satisfied. The Adjournment Proposal will only be presented to Union shareholders in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Merger Proposal or the Nasdaq Proposal, or in the event that Union shareholders redeem an amount of Public Shares such that, together with, or independently from, any failure to consummate all or a portion of the PIPE or the Transaction, the Minimum Cash Condition to each party’s obligation to consummate the Business Combination would not be satisfied (Proposal No. 4).

Q:     What will happen in the Business Combination?

A:     Pursuant to the Business Combination Agreement, and upon the terms and subject to the conditions set forth therein, (a) Merger Sub will merge with and into Union, with Union surviving the merger and becoming a direct wholly-owned subsidiary of Holdco and, in the context of the Merger, (i) all SPAC Ordinary Shares outstanding shall be exchanged with Holdco for the right to receive the Merger Consideration in the form of Holdco Ordinary Shares pursuant to a share capital increase of Holdco, (ii) each SPAC Warrant will become a Holdco Warrant exercisable for Holdco Ordinary Shares, on substantially the same terms as the SPAC Warrants, and (iii) Holdco shall enter into the Warrant Amendment with Union and Continental, to amend and assume Union’s obligations under the SPAC Warrant Agreement to give effect to the conversion of SPAC Warrants to Holdco Warrants; (b) immediately following the consummation of the Merger and prior to the Exchange, Holdco will redeem all 4,000,000 Holdco Redeemable A Shares held by Procaps as a result of the incorporation of Holdco at their nominal value; (c) immediately following the consummation of the Merger and the redemption of all the Holdco Redeemable A Shares, pursuant to the Exchange Agreements, each of the Procaps Shareholders, effective on the Exchange Effective Time, will contribute its respective Procaps Ordinary Shares to Holdco in exchange for Holdco Ordinary Shares, and, in the case of IFC, for Holdco Ordinary Shares and Holdco Redeemable B Shares, to be subscribed for by each such Procaps Shareholder; (d) as a result of the Exchange, Procaps will become a direct wholly-owned subsidiary of Holdco and the Procaps Shareholders will become holders of issued and outstanding Holdco Ordinary Shares and, in the case of IFC, Holdco Ordinary Shares and Holdco Redeemable B Shares; and (e) immediately following the Exchange, Holdco will redeem 6,000,000 Holdco Redeemable B Shares from IFC for a total purchase price of $60,000,000 in accordance with the IFC Redemption Agreement. Please see the section entitled “The Business Combination” for additional information.

Q:     Are the proposals conditioned on one another?

A:     The Closing of the Business Combination is conditioned on the approval of the Business Combination Proposal, the Merger Proposal and the Nasdaq Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus. It is important for you to note that, in the event that any of the Business Combination Proposal, the Merger Proposal or the Nasdaq Proposal does not receive the requisite vote for approval, Union will not consummate the Business Combination. Pursuant to Section 48.6(a) of the SPAC Articles, if Union does not consummate the Business Combination and fails to complete an initial business combination by October 22, 2021, Union will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in such Trust Account to its Public Shareholders.

Q:     What conditions must be satisfied to complete the Business Combination?

A:     There are a number of closing conditions in the Business Combination Agreement, including the approval by Union shareholders of the Business Combination Proposal, the Merger Proposal and the Nasdaq Proposal. In addition, unless waived by the parties to the Business Combination Agreement, the Business Combination Agreement provides that each party’s obligation to consummate the Business Combination is conditioned on, after giving effect to the exercise of the Redemption Rights and payments related thereto, Union having at least an aggregate of $185,000,000 of cash held either in or outside the Trust Account, including the aggregate amount of the PIPE received as of the Closing (the “Minimum Cash Condition”). Net Proceeds from the PIPE are expected to be $100,000,000. Since the amount in the Trust Account is less than $185,000,000, Union requires the funds from the PIPE in order to consummate the Business Combination, unless the Minimum Cash Condition is waived by the parties to the Business Combination Agreement.

For a summary of the conditions that must be satisfied or waived prior to completion of the Business Combination, please see the section entitled “The Business Combination and Certain Agreements Related to the Business Combination.”

Q:     Why is Union proposing the Business Combination?

A:     Union is a Cayman Islands exempted company incorporated on December 6, 2018 as a blank check company for the purpose of entering into a merger, share exchange asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. While Union may pursue a business combination with a private or public target in any business, industry or geographic location, we have focused on opportunities to capitalize on the extensive networks and experience of our management team in Latin America to identify, acquire and operate a business in natural resources, industrial operations and financial services and technology sectors.

In the prospectus for the IPO dated October 17, 2019, Union did not establish any specific attributes or criteria (financial or otherwise) for prospective target businesses but indicated that the Union management would consider a variety of factors in evaluating a prospective business target. These factors include, among others: financial condition and results of operation, growth potential, brand recognition and potential, experience and skill of management and availability of additional personnel, capital requirements, competitive position, barriers to entry, stage of development of the products, processes or services, existing distribution and potential for expansion, degree of current or potential market acceptance of the products, processes or services, proprietary aspects of products and the extent of intellectual property or other protection for products or formulas, impact of regulation on the business, regulatory environment of the industry, costs associated with effecting the business combination, industry leadership, sustainability of market share and attractiveness of market industries in which a target business participates; and macro competitive dynamics in the industry within which the company competes. Based on its due diligence investigations of Procaps and the industry in which it operates, including the financial and other information provided by Procaps in the course of negotiations, Union believes that Procaps’ business meets Union’s investment criteria listed above.

The board of directors of Union (the “Union Board”) considered these wide variety of factors in connection with its evaluation of the Business Combination, including its review of the results of the due diligence conducted by Union’s management and Union’s advisors. As a result, the Union Board concluded that a transaction with Procaps would present an attractive opportunity to maximize value for Union’s shareholders. Please see the section entitled “The Business Combination — Union’s Board of Directors’ Reasons for the Business Combination” for additional information.

Q:     Why is Union providing shareholders with the opportunity to vote on the Business Combination?

A:      Under the SPAC Articles, Union must provide all holders of public shares with the opportunity to have their public shares redeemed upon the consummation of its initial business combination either in conjunction with a tender offer or in conjunction with a shareholder vote. For business and other reasons, Union has elected to provide its shareholders with the opportunity to have their public shares redeemed in connection with a shareholder vote rather than a tender offer. Therefore, Union is seeking to obtain the approval of its shareholders for the Business Combination Proposal to allow its Public Shareholders to effectuate redemptions of their public shares in connection with the closing of the Business Combination. The approval of the Business Combination is required under the SPAC Articles, and the Merger requires the approval of Union shareholders under Cayman Islands law. In addition, such approvals are also conditions to the closing of the Business Combination under the Business Combination Agreement.

Q:     What is Procaps?

A:     Founded in 1977 by the Minski family, Procaps is a leading integrated international healthcare and pharmaceutical company based in Latin America with a presence in 13 countries and product reach in 50 markets modernizing oral drug delivery technology and capabilities with six state-of-the-art manufacturing facilities in Colombia, Brazil and El Salvador that provide innovative delivery technologies. Procaps is the top Softgel (as defined below) manufacturer in South and Central America and top three in the world in terms of Softgel production capacity. Procaps has extensive expertise in developing and manufacturing Softgel capsules and related dosage forms as evidenced by its development of over 500 pharmaceutical products formulations, resulting in the development of an average of over 150 new products, including more than 50 first time launch products, per year. As of December 31, 2020, Procaps employs over 4,700 people across 13 countries and has a strong history and focus on environmental, social and corporate governance (ESG) principles.

Q:     What revenues and profits/losses has Procaps generated in the last two years?

A:     For the fiscal years ended December 31, 2020 and 2019, Procaps had gross profits of $191.3 million and $182.5 million, and net loss for the year of $10.4 million and $17.0 million, respectively. As of December 31, 2020, Procaps’ total assets were $359.5 million, its total liabilities were $614.2 million and its total deficit was $254.7 million. For additional information, please see the sections entitled “Selected Historical Financial Data of Procaps” and “Procaps Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Q:     What risks does Procaps face in light of the COVID-19 pandemic?

A:      •       Procaps’ future results of operations are subject to fluctuations in the costs, availability, and suitability of the components of the products it manufactures, including active pharmaceutical ingredients, excipients, purchased components, and raw materials. In addition, the COVID-19 pandemic may interfere with the operations of certain of Procaps’ direct or indirect suppliers or with international trade for these supplies, which could raise Procaps’ costs or reduce the productivity or slow the timing of its operations, which could have a material adverse effect on its business, financial condition and results of operations.

•        Procaps’ business, financial condition, and results of operations may be adversely affected by global health epidemics, including the COVID-19 pandemic.

•        The demand for Procaps’ iCDMO (as defined below) services depends in part on its customers’ research and development and the clinical and market success of their products. In the event Procaps’ customers spend less on, or are less successful in, these activities for any reason, including as a result of decrease in spending due to the COVID-19 pandemic or recessionary economic conditions caused in whole or in part by the pandemic, Procaps’ business, financial condition, and results of operations may be materially adversely affected.

For additional information, see “Risk Factors — Risks Related to Procaps.”

Q:     How has the announcement of the Business Combination affected the trading price of the SPAC Ordinary Shares?

A:     On March 30, 2021, the last trading date before the public announcement of the Business Combination, the SPAC Units and the SPAC Ordinary Shares closed at $10.45 and $10.04, respectively as reported by Bloomberg. On August 10, 2021, which is the latest closing price available on Bloomberg, the SPAC Units closed at $10.87 and on August 16, 2021, the trading date immediately prior to the filing date of this proxy statement/prospectus, the SPAC Ordinary Shares closed at $10.11, as reported by Bloomberg.

Q:     Following the Business Combination, will Union’s securities continue to trade on a stock exchange?

A:     No. Union anticipates that, following consummation of the Business Combination, the SPAC Units, SPAC Ordinary Shares and SPAC Warrants will be delisted from Nasdaq and Union will be deregistered under the Exchange Act. Upon the closing of the Business Combination, the Holdco Ordinary Shares and Holdco Warrants will be listed on the Nasdaq under the symbols “PROC” and “PROCW,” respectively.

Q:     Is the Business Combination the first step in a “going private” transaction?

A:     No. Union does not intend for the Business Combination to be the first step in a “going private” transaction. One of the primary purposes of the Business Combination is to provide a platform for Procaps to access the U.S. public markets. Accordingly, holders of SPAC Ordinary Shares that elect not to redeem their shares will have such shares exchanged on a one-for-one basis for Holdco Ordinary Shares.

Q:     What will the management of Holdco be following the Business Combination?

A:     Following the Business Combination, the Holdco Board is expected to be comprised of seven members, including Daniel W. Fink, Kyle P. Bransfield, Ruben Minski, Jose Minski, Alejandro Weinstein, Luis Fernando Castro and David Yanovich. Holdco’s executive management team will be led by the current management of Procaps. See the sections titled “Management of Procaps” and “Management of Holdco After the Business Combination” for more information.

Q:     What will Union shareholders receive in the Business Combination?

A:     At the Merger Effective Time, each SPAC Ordinary Share issued and outstanding prior to the Merger Effective Time will be exchanged for one Holdco Ordinary Share.

Q:     What will Union warrant holders receive in the Business Combination?

A:     At the Merger Effective Time, each SPAC Warrant that is outstanding immediately prior to the Merger Effective Time shall, pursuant to the SPAC Warrant Agreement and the Warrant Amendment, cease to represent a right to acquire one SPAC Ordinary Share and will be converted in accordance with the terms of such SPAC Warrant Agreement and the Warrant Amendment into a right to acquire one Holdco Ordinary Share (the “Holdco Warrant”).

Q:     What will unitholders receive in the Business Combination?

A:     In connection with the consummation of the Business Combination and immediately prior to the Merger Effective Time, the SPAC Units will automatically separate into their component parts, and holders of SPAC Units will receive one Holdco Ordinary Share for each SPAC Ordinary Share and one Holdco Warrant for each SPAC Warrant.

Q:     What interests do the Subscribers of the PIPE Shares have in the Business Combination?

A:     In connection with the Business Combination and concurrently with the execution of the Business Combination Agreement, Union entered into separate subscription agreements with each Subscriber, pursuant to which the Subscribers agreed to purchase, and Union agreed to sell to the Subscribers, an aggregate of 10,000,000 SPAC Ordinary Shares, for a fixed purchase price of $10.00 per share, and an aggregate purchase price of $100,000,000. Such shares have an aggregate market value of approximately (i) $101,100,000, based on the closing price of SPAC Ordinary Shares of $10.11 on Nasdaq on August 16, 2021, the trading date immediately prior to the filing date of this proxy statement/prospectus, and (ii) $              , based on the closing price of SPAC Ordinary Shares of $               on Nasdaq on               , 2021, the record date for the Extraordinary General Meeting.

Such PIPE Shares will automatically be exchanged for the right to receive Holdco Ordinary Shares on a one-for-one basis at the Merger Effective Time. These PIPE Shares will not be outstanding on the record date and will not be entitled to vote at the Extraordinary General Meeting. The issuance of the PIPE Shares pursuant to the Subscription Agreements is contingent upon customary closing conditions, including the substantially concurrent consummation of the Business Combination.

Union anticipates that the 10,000,000 PIPE Shares will (1) constitute more than 20% of the SPAC Ordinary Shares then outstanding, (2) constitute a change of control of Union and (3) be sold for a purchase price of $10.00 per share, which will be less than the lower of (i) the closing price immediately preceding the signing of the Business Combination Agreement or (ii) the average closing price of the SPAC Ordinary Shares for the five trading days immediately preceding the signing of the Business Combination Agreement. As a result, Union is required to obtain shareholder approval of such issuances pursuant to Nasdaq Listing Rules. For more information, see the section entitled “Proposal No. 2 — The Nasdaq Proposal.”

Q:     What equity stake will the current shareholders of Union, the PIPE Investors and the Procaps Shareholders hold in Holdco after the closing of the Business Combination?

A:     It is anticipated that, upon completion of the Business Combination, (i) Union’s existing Shareholders, including the Initial Shareholders, will own approximately 15.5% of the issued and outstanding Holdco Ordinary Shares, including 5,000,000 Holdco Ordinary Shares held by the Initial Shareholders that will be subject to certain lock-up arrangements pursuant to the Registration Rights and Lock-Up Agreement and 1,250,000 Holdco Ordinary Shares that will be held in escrow subject to release pursuant to the terms of the Transaction Support Agreement, (ii) the Procaps Shareholders will own approximately 76.1% of the issued and outstanding Holdco Ordinary Shares, all of which will be subject to certain lock-up arrangements pursuant to the Registration Rights and Lock-Up Agreement and including 10,464,612 Holdco Ordinary Shares that will be held in escrow subject to release pursuant to the terms of the Transaction Support Agreement, (iii) the Subscribers in the PIPE will own approximately 8.4% of the issued and outstanding Holdco Ordinary Shares. These relative percentages assume that (i) none of Union’s existing Public Shareholders exercise their redemption rights in connection with the approval of the Business Combination with respect to their Public Shares, (ii) the SPAC Transaction Expenses do not exceed the SPAC Transaction Expenses Cap and (iii) no additional equity securities of Union are issued at or prior to Closing, other than the 10,000,000 PIPE Shares currently subscribed for and to be issued in connection with the PIPE. If the actual facts are different than these assumptions, the percentage ownership retained by Union’s existing Shareholders will be different. Certain figures included in this section have been rounded for ease of presentation and, as a result, percentages may not sum to 100%.

The following tables present the share ownership of various holders of Holdco Ordinary Shares upon the closing of the Business Combination and are based on the assumptions that (i) the Closing Date shall be August 31, 2021, (ii) the SPAC Transaction Expenses do not exceed the SPAC Transaction Expenses Cap, (iii) no additional equity securities of Union are issued at or prior to Closing, other than the 10,000,000 PIPE Shares currently subscribed for and to be issued in connection with the PIPE and (iv) the following redemption scenarios:

No Redemptions:    This scenario assumes that none of Union’s existing Public Shareholders exercise their redemption rights in connection with the approval of the Business Combination with respect to their Public Shares.

Maximum Redemptions:    This scenario assumes that Union’s existing Public Shareholders exercise their redemption rights with respect to approximately 5.0 million Public Shares (approximately 37% of the issued, outstanding and unredeemed Public Shares) in connection with the approval of the Business Combination, at a price of $10.00 per share. This maximum redemption scenario reflects the maximum number of SPAC Ordinary Shares that may be redeemed and still allow Union to meet the Minimum Cash Condition and the closing condition that the Holdco Ordinary shares be approved for listing on Nasdaq. The Nasdaq listing condition requires Holdco to have a market value of unrestricted publicly held shares, or “public float,” of at least $45 million. Assuming this maximum redemption scenario and a SPAC Ordinary Share price of $10.00 per share, Holdco is expected to have a public float of approximately $85.0 million.

Interim Redemption:    This scenario assumes that Union’s existing Public Shareholders exercise their redemption rights with respect to approximately 3.6 million Public Shares (approximately 26% of the issued, outstanding and unredeemed Public Shares) in connection with the approval of the Business Combination, at a price of $10.00 per share.

Shareholders of Holdco Post Business Combination	No Redemption			Maximum Redemption			Interim Redemption
	Number of Holdco Ordinary Shares in millions		% of Total(6)	Number of Holdco Ordinary Shares in millions		% of Total(6)	Number of Holdco Ordinary Shares in millions		% of Total(6)
Public Shareholders	13.6		11.3%	8.5		7.4%	10.0		8.6%
Initial Shareholders(1)	5.0	(3)	4.2%	5.0	(3)	4.4%	5.0	(3)	4.3%
Minski Family(2)	67.5	(4)	56.4%	67.5	(4)	58.9%	67.5	(4)	58.1%
Hoche	15.7		13.1%	15.7		13.7%	15.7		13.5%
IFC	7.9	(5)	6.6%	7.9	(5)	6.9%	7.9	(5)	6.8%
Subscribers in the PIPE	10.0		8.4%	10.0		8.7%	10.0		8.6%
Total	119.7		100.0%	114.6		100.0%	116.1		100.0%

____________

(1)      Includes all officers and directors of Union that hold Founder Shares.

(2)      Includes Deseja, Simphony and Sognatore.

(3)      Includes 1,250,000 Holdco Ordinary Shares that will be held in escrow subject to release pursuant to the terms of the Transaction Support Agreement.

(4)      Includes 10,464,612 Holdco Ordinary Shares that will be held in escrow subject to release pursuant to the terms of the Transaction Support Agreement.

(5)      Assumes Holdco’s redemption of the 6 million Holdco Redeemable B Shares from IFC.

(6)      Approximate percentage of total outstanding Holdco Ordinary Shares following the closing of the Business Combination.

Q:     Will my rights as a shareholder of Holdco be different from my rights as a shareholder of Union?

A:     Yes, there are certain material differences between your rights as a shareholder of Union and your rights as a shareholder of Holdco. You are urged to read the sections entitled “Description of Holdco Securities” and “Comparison of Shareholder Rights.”

Q:     Will Union obtain new financing in connection with the Business Combination?

A:     Union and Holdco do not expect to enter into any debt financing in connection with the Business Combination, nor is Holdco expected to have any indebtedness following the completion of the Business Combination. Union will obtain new equity financing through the PIPE. Union will use the proceeds from the PIPE, together with a portion of the funds in the Trust Account to fund the cash consideration pursuant to the Business Combination

Agreement and the transaction expenses borne by Union pursuant to the Business Combination Agreement, and Holdco will use the remaining net proceeds to redeem 6,000,000 Holdco Redeemable B Shares from IFC for a total purchase price of $60,000,000 in accordance with the IFC Redemption Agreement and for general corporate purposes.

Q:     Why is Union proposing the Merger Proposal?

A:     As part of the Business Combination, Merger Sub will merge with and into Union, with Union continuing as the surviving company in such merger. Under the SPAC Articles and Cayman Islands law, Union must obtain the affirmative vote of a majority of at least two-thirds of shareholders of Union that are entitled to vote and who attend and vote at the Extraordinary General Meeting to effect the Merger. Therefore, Union is seeking to obtain the approval of its shareholders for the Merger Proposal. The approval of the Merger Proposal is also a condition to the closing of the Business Combination under the Business Combination Agreement. For additional information, please see the section entitled “Proposal No. 2 — The Merger Proposal.”

Q:     Why is Union proposing the Nasdaq Proposal?

A:     Union is proposing the Nasdaq Proposal in order to comply with Nasdaq Listing Rules 5635(a), (b) and (d), which require shareholder approval of the issuance of securities in certain transactions that result in (1) the issuance of 20% or more of the voting power outstanding or shares of common stock outstanding before issuance of securities, (2) the issuance or potential issuance will result in a change of control of the registrant or (3) the sale or issuance of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the lower of (i) the closing price immediately preceding the signing of the binding agreement or (ii) the average closing price of the common stock for the five trading days immediately preceding the signing of the binding agreement if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance. Union anticipates that the 10,000,000 SPAC Ordinary Shares to be issued pursuant to the Subscription Agreements in the PIPE will (1) constitute more than 20% of the SPAC Ordinary Shares then outstanding, (2) constitute a change of control of Union and (3) be sold for a purchase price of $10.00 per SPAC Ordinary Share, which will be less than the lower of (i) the closing price immediately preceding the signing of the Business Combination Agreement or (ii) the average closing price of the SPAC Ordinary Shares for the five trading days immediately preceding the signing of the Business Combination Agreement. As a result, Union is required to obtain shareholder approval of such issuances pursuant to Nasdaq Listing Rules 5635(a), (b) and (d). For more information, see the section entitled “Proposal No. 3 — The Nasdaq Proposal.” The Nasdaq Proposal is conditioned on the approval of the Business Combination Proposal and the Merger Proposal.

Q:     Why is Union proposing the Adjournment Proposal?

A:     Union is proposing the Adjournment Proposal to allow the Union Board to, if necessary, adjourn the Extraordinary General Meeting to a later date or dates (i) to the extent necessary to ensure that any required supplement or amendment to this proxy statement/prospectus is provided to Union shareholders, (ii) to solicit additional proxies from Union shareholders in favor of the Transaction Proposals, or (iii) if Union shareholders redeem an amount of Public Shares such that, together with, or independently from, any failure to consummate all or a portion of the PIPE or the Transactions, the Minimum Cash Condition to each party’s obligation to consummate the Business Combination would not be satisfied. The Adjournment Proposal will only be presented to Union shareholders in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Merger Proposal or the Nasdaq Proposal, or in the event that Union shareholders redeem an amount of Public Shares such that, together with, or independently from, any failure to consummate all or a portion of the PIPE or the Transactions, the Minimum Cash Condition to each party’s obligation to consummate the Business Combination would not be satisfied. Please see the section entitled “Proposal No. 4 — The Adjournment Proposal” for additional information.

Q:     What happens if I sell my SPAC Ordinary Shares before the Extraordinary General Meeting?

A:     The record date for the Extraordinary General Meeting is earlier than the date that the Business Combination is expected to be completed. If you transfer your SPAC Ordinary Shares after the record date, but before the Extraordinary General Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Extraordinary General Meeting. However, you will not be able to seek redemption of your SPAC Ordinary Shares because you will no longer be able to deliver your share certificates (if any) and other redemption forms for cancellation upon consummation of the Business Combination and you will not be entitled to receive any Holdco Ordinary Shares following the Closing because only Union’s shareholders on the date of the Closing will be entitled to receive Holdco Ordinary Shares in connection with the Closing. If you transfer your SPAC Ordinary Shares prior to the record date, you will have no right to vote those shares at the Extraordinary General Meeting or redeem those shares for a pro rata portion of the proceeds held in the Trust Account.

Q:     What vote is required to approve the proposals presented at the Extraordinary General Meeting?

A:     The approval of each of the Business Combination Proposal, the Nasdaq Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the shareholders of Union that are entitled to vote and who attend and vote at the Extraordinary General Meeting. Accordingly, a Union shareholder who does not vote by proxy or in person (or virtually) at the Extraordinary General Meeting will not be counted towards the number of SPAC Ordinary Shares required to validly establish a quorum, and if a valid quorum is otherwise established, such failure to vote will have no effect on the outcome of any vote on such proposals. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum but will have no effect on any of the Proposals. Currently, the Initial Shareholders, including the directors and officers of Union, own 26.9% of Union’s issued and outstanding SPAC Ordinary Shares, including all of the Founder Shares, and have agreed to vote any SPAC Ordinary Shares owned by them in favor of the Business Combination.

The approval of the Merger Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of a majority of at least two-thirds of the shareholders of Union that are entitled to vote and who attend and vote at the Extraordinary General Meeting. Accordingly, a Union shareholder’s failure to vote by proxy or in person (or virtually) at the Extraordinary General Meeting will not be counted towards the number of SPAC Ordinary Shares required to validly establish a quorum and, if a valid quorum is otherwise established, such failure to vote will have no effect on the outcome of any vote on the Merger Proposal. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum but will have no effect on any of the Proposals, including the Merger Proposal. The Initial Shareholders have agreed to vote their Founder Shares and any SPAC Ordinary Shares purchased by them during or after the IPO in favor of the Merger Proposal.

Q:     What happens if the Business Combination Proposal is not approved?

A:     Pursuant to Section 48.6 of the SPAC Articles, if the Business Combination Proposal is not approved and Union does not consummate a business combination by October 22, 2021, Union will be required to dissolve and liquidate the Trust Account.

Q:     How many votes do I have at the Extraordinary General Meeting?

A:     Union shareholders are entitled to one vote on each proposal presented at the Extraordinary General Meeting for each SPAC Ordinary Share held of record as of             , the record date for the Extraordinary General Meeting. As of the close of business on the record date, there were              outstanding SPAC Ordinary Shares.

Q:     What constitutes a quorum at the Extraordinary General Meeting?

A:     The holders of a majority of the issued and outstanding SPAC Ordinary Shares entitled to vote as of the record date for the Extraordinary General Meeting must be present, in person (including virtually) or represented by proxy, at the Extraordinary General Meeting to constitute a quorum and to conduct business at the Extraordinary General Meeting. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum but will have no effect on any of the Proposals. The Initial Shareholders, who currently own 26.9% of the issued and outstanding SPAC Ordinary Shares, will count towards this quorum. In the absence of a quorum within half an hour from the time appointed for the Extraordinary General Meeting to commence, the Extraordinary General Meeting shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Union Board may determine. As of the record date for the Extraordinary General Meeting, holders of         SPAC Ordinary Shares would be required to achieve a quorum.

Q:     How will the Initial Shareholders and Union’s other current directors and officers vote?

A:     In connection with Union’s IPO, Union entered into agreements with the Initial Shareholders and Union’s other current officers and directors, pursuant to which each agreed to vote their Founder Shares and any other SPAC Ordinary Shares acquired during or after the IPO in favor of the Business Combination Proposal. Currently, the Initial Shareholders hold approximated 26.9% of the issued and outstanding SPAC Ordinary Shares.

Q:     What interests do the Initial Shareholders and Union’s other current officers and directors have in the Business Combination?

A:     The Initial Shareholders and Union’s other directors and executive officers may have interests in the Business Combination that are different from, in addition to, or in conflict with, yours. These interests include:

•        the beneficial ownership of the Initial Shareholders of an aggregate of 5,000,000 Founder Shares, originally acquired for an aggregate purchase price of $25,000, or approximately $0.006 per share. The Founder Shares initially were purchased by the Sponsors with each Sponsor, Union Acquisition Associates II, LLC and Union Group International Holdings Limited, purchasing 2,515,625 Founder Shares for $12,500. The Sponsors then transferred an aggregate of 152,500 shares to Union’s officers, directors advisors and their affiliates. Following the forfeiture of 31,250 shares due to the underwriters’ over-allotment in connection with the IPO, 5,000,000 Founder Shares remained outstanding. The Founder Shares would become worthless if Union does not complete a business combination within the applicable time period, as the Initial Shareholders and Union’s other officers and directors have waived any right to redemption with respect to these shares. The Founder Shares have an aggregate market value of approximately (i) $50,550,000, based on the closing price of SPAC Ordinary Shares of $10.11 on Nasdaq on August 16, 2021, the trading date immediately prior to the filing date of this proxy statement/prospectus, and (ii) $            , based on the closing price of SPAC Ordinary Shares of $             on Nasdaq on             , 2021, the record date for the Extraordinary General Meeting;

•        The beneficial ownership of the Sponsors, and their respective affiliates, of 3,375,000 Private Placement Warrants to be retained by the Sponsors, 1,250,000 of which will be held in escrow until released pursuant to the terms of the Transaction Support Agreement, out of the 6,250,000 Private Placement Warrants initially purchased by the Sponsors at a price of $1.00 per warrant, for an aggregate price of $6,250,000. The 3,375,000 Private Placement Warrants to be retained by the Sponsors have an aggregate market value of approximately (i) $2,801,250, based on the closing price of SPAC Warrants of $0.83 on Nasdaq on August 16, 2021, the trading date immediately prior to the filing date of this proxy statement/prospectus, and (ii) $          , based on the closing price of SPAC Warrants of $          on Nasdaq on          , 2021, the record date for the Extraordinary General Meeting.

•        Union’s Sponsors, officers and directors, and any of their respective affiliates, will not receive reimbursement for any out-of-pocket expenses incurred by them on Union’s behalf incident to identifying, investigating and consummating a business combination to the extent such expenses exceed the amount not required to be retained in the Trust Account, unless a business combination is consummated. As of December 31, 2020, no more than $100,000 in out of-pocket expenses have been incurred by Union’s directors incident to identifying, investigating and consummating a business combination;

•        the potential continuation of certain of Union’s officers and directors as directors of Holdco;

•        the continued indemnification of current directors and officers of Union and the continuation of directors’ and officers’ liability insurance after the Business Combination;

•        the Sponsors will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate; and

•        the Sponsors and their respective affiliates can earn a positive rate of return on their investment, even if other Union shareholders experience a negative rate of return in the post-business combination company.

These interests may influence Union’s directors in making their recommendation to vote in favor of the approval of the Business Combination Proposal. Please read the section entitled “The Business Combination — Interests of Union’s Directors and Officers in the Business Combination.”

Q:     Does the Union Board, including the independent members thereof, recommend that Union’s shareholders approve the business combination and the related proposals?

A:     Yes. The Union Board, including the independent members thereof, recommends that Union shareholders vote “FOR” each of the proposals. When you consider the recommendation of the Union Board in favor of each of the proposals, you should keep in mind that certain of Union’s directors and officers have interests in the Business Combination that may conflict with your interests as a Union shareholder. Please see the section entitled “The Business Combination — Interests of Certain Persons in the Business Combination.”

Q:     Did the Union Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A:     No. Union’s board of directors did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. Union’s board of directors believes that based upon the financial skills and background of its directors, it was qualified to conclude that the Business Combination was fair from a financial perspective to its shareholders. The board of directors also determined, without seeking a valuation from a financial advisor, that Procaps’ fair market value was at least 80% of Union’s net assets (excluding deferred underwriting discounts and commissions). Accordingly, investors will be relying on the judgment of Union’s board of directors as described above in valuing the Procaps business and assuming the risk that the board of directors may not have properly valued such business.

Q:     What happens if I vote against the Business Combination Proposal?

A:     If you vote against the Business Combination Proposal but the Business Combination Proposal still obtains the affirmative vote of a majority of the shareholders of Union that are entitled to vote and who attend and vote at the Extraordinary General Meeting, then the Business Combination Proposal will be approved and, assuming the approval of the Merger Proposal and the Nasdaq Proposal and the satisfaction or waiver of the other conditions to Closing, the Business Combination will be consummated in accordance with the terms of the Business Combination Agreement. If you vote against the Business Combination Proposal and the Business Combination Proposal does not obtain the affirmative vote of a majority of the shareholders of Union that are entitled to vote and who attend and vote at the Extraordinary General Meeting, then the Business Combination Proposal will fail and Union will not consummate the Business Combination. If Union does not consummate the Business Combination, it may continue to try to complete a business combination with a different target business until October 22, 2021. Pursuant to Section 48.6 of the SPAC Articles, if Union fails to complete an initial business combination by October 22, 2021, then it will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in such account to its Public Shareholders.

Q:     Do I have redemption rights?

A:     If you are a holder of Public Shares, you may redeem all or a portion of your Public Shares in connection with the Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to Union to pay its taxes, divided by the number of then outstanding Public Shares; provided that Union will not redeem any Public Shares issued in the IPO to the extent that such redemption would result in Union having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) of less than $5,000,001. A Public Shareholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the Public Shares sold in the IPO in connection with any vote on a business combination. Holders of outstanding SPAC Public Warrants do not have redemption rights in connection with the Business Combination. The Initial Shareholders and Union’s other current officers and directors have agreed to waive their redemption rights with respect to any SPAC Ordinary Shares they may hold in connection with the consummation of the Business Combination, and the Founder Shares will be excluded from the pro rata calculation used to determine the per share redemption price. For illustrative purposes, based on the fair value of marketable securities held in the Trust Account of approximately $136,966,483.64 as of June 14, 2021, the estimated per share redemption price would have been approximately $10.10. This is greater than the $10.00 IPO price of the SPAC Units. On April 12, 2021, Union announced that if the Extension Amendment to the SPAC Articles were approved, Union would deposit a maximum total of $0.12 into the Trust Account for each of the Public Shares that were not redeemed in connection with the Extension Amendment to the SPAC Articles (the “Contribution”). The terms of the Contribution are that each month, commencing on, and including, April 22, 2021, until the earlier of October 22, 2021 and the consummation of the Business Combination, a deposit in an amount equal to $0.02 per Public Share will be made into the Trust Account. As of April 16, 2021, in connection with the Extension Amendment to the SPAC Articles, the holders of 6,446,836 SPAC Ordinary Shares properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.07 per share, for an aggregate redemption amount of approximately $64,898,080.62. A Contribution in the amount of $271,063.28 was made for each of April, May, June and July of 2021. Additionally, Public Shares properly tendered for redemption will only be redeemed if the Business Combination is consummated; otherwise, holders of such shares will only be entitled to a pro rata portion of the Trust Account including interest earned on the funds held in the Trust Account and not previously released to Union to pay franchise and income taxes (less $100,000 of interest to pay dissolution expenses), in connection with the liquidation of the Trust Account, unless Union completes an alternative business combination prior to October 22, 2021.

Q:     Can the Initial Shareholders redeem their Founder Shares in connection with the consummation of the Business Combination?

A:     No. The Initial Shareholders and Union’s other current officers and directors have agreed to waive their redemption rights with respect to their Founder Shares and any SPAC Ordinary Shares they may hold in connection with the consummation of the Business Combination.

Q:     Is there a limit on the number of Public Shares I may redeem?

A:     Yes. A Public Shareholder, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to 15% or more of the Public Shares. Accordingly, all shares in excess of 15% of the Public Shares owned by a holder will not be redeemed. On the other hand, a Public Shareholder who holds less than 15% of the Public Shares may redeem all of the Public Shares held by him or her for cash.

Q:     Is there a limit on the total number of SPAC Ordinary Shares that may be redeemed?

A:     Yes. The SPAC Articles provide that Union may not redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 or any greater net tangible asset or cash requirement that may be contained in the Business Combination Agreement. Other than this limitation, the SPAC Articles do not provide a specified maximum redemption threshold. The Business Combination Agreement provides that, as a condition to each party’s obligation to consummate the Business Combination, Union may not have net tangible assets less than $5,000,001 at the Closing Date of the Business Combination. In addition, the Business Combination Agreement provides that each party’s obligation to consummate the Business Combination is conditioned on Union having at least an aggregate of $185,000,000 of cash held either in or outside the Trust Account, including the aggregate amount received from the PIPE (i.e. the Minimum Cash Condition). The conditions to closing in the Business Combination Agreement are for the sole benefit of the parties thereto and may be waived by such parties; provided, however, that in the event that Union has less than an aggregate of $160,000,000 of cash held either in or outside the Trust Account, including the aggregate amount received from the PIPE, Procaps and Holdco shall require the consent of IFC to waive the Minimum Cash Condition. If the aggregate cash consideration Union would be required to pay for all Public Shares that are validly submitted for redemption plus the amounts required to satisfy the Minimum Cash Condition pursuant to the terms of the Business Combination Agreement exceeds the aggregate amount of cash available to Union, it may not complete the Business Combination or redeem any shares, all Public Shares submitted for redemption will be returned to the holders thereof, and Union instead may search for an alternate business combination. The net proceeds from the PIPE are expected to be $100,000,000. Since the amount in the Trust Account is less than $185,000,000, Union requires the funds from the PIPE in order to consummate the Business Combination, unless the Minimum Cash Condition is waived.

Q:     Will how I vote affect my ability to exercise redemption rights?

A:     No. You may exercise your redemption rights whether you vote your Public Shares for or against, or whether you abstain from voting on, the Business Combination Proposal, the Merger Proposal, the Nasdaq Proposal, the Adjournment Proposal or any other proposal described by this proxy statement/prospectus. As a result, the Business Combination Agreement can be approved by shareholders who will redeem their shares and no longer remain shareholders, leaving shareholders who choose not to redeem their shares holding shares in a company with a potentially less-liquid trading market, fewer shareholders, potentially less cash and the potential inability to meet the listing standards of the Nasdaq.

It is a condition to closing under the Business Combination Agreement, however, that Union has, in the aggregate, cash (held both in and outside of the Trust Account, including the aggregate amount received from the PIPE) that is equal to or greater than $185,000,000 (i.e., the Minimum Cash Condition), without any breach or inaccuracy of the representations or warranties or failure to perform any of the covenants set forth in the Business Combination Agreement. If redemptions by Public Shareholders cause Union to be unable to meet the Minimum Cash Condition, then Procaps and Holdco will not be required to consummate the Business Combination, although Procaps and Holdco may, in their sole discretion, waive this condition; provided, however, that in the event that Union has less than an aggregate of $160,000,000 of cash held either in or outside the Trust Account, including the aggregate amount received from the PIPE, Procaps and Holdco shall require the consent of IFC to waive the Minimum Cash Condition. Since the amount in the Trust Account is less than $185,000,000, Union requires the funds from the PIPE in order to consummate the Business Combination, unless the Minimum Cash Condition is waived.

Q:     How do I exercise my redemption rights?

A:     To exercise your redemption rights (i) if you hold SPAC Units, separate the underlying SPAC Ordinary Shares and SPAC Public Warrants, and (ii) prior to              Eastern Time on         , 2021 (two business days before the Extraordinary General Meeting), tender your shares physically or electronically and submit a request in writing that Union redeem your public shares for cash to Continental Stock Transfer & Trust Company (the “Transfer Agent”), at the following address:

Continental Stock Transfer & Trust Company

One State Street Plaza, 30th Floor
New York, New York 10004
Attention: Mark Zimkind
Email: mzimkind@continentalstock.com

Notwithstanding the foregoing, a holder of SPAC Ordinary Shares, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 15% of the Public Shares included in the units sold in the IPO, which is referred to herein as the “15% threshold.” Accordingly, all Public Shares in excess of the 15% threshold beneficially owned by a Public Shareholder or group will not be redeemed for cash.

Union shareholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. It is Union’s understanding that Union shareholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, Union does not have any control over this process and it may take longer than two weeks. Union shareholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically.

Union shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” are required to either tender their certificates to the Transfer Agent prior to the date set forth in this proxy statement/prospectus, or up to two business days prior to the vote on the proposal by ordinary resolution to approve the Business Combination at the Extraordinary General Meeting, or to deliver their share certificates (if any) and other redemption forms to the Transfer Agent electronically using Depository Trust Company’s (“DTC”) Deposit/Withdrawal At Custodian (“DWAC”) system, at such shareholder’s option. The requirement for physical or electronic delivery prior to the Extraordinary General Meeting ensures that a redeeming shareholder’s election to redeem is irrevocable once the Business Combination is approved.

There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge a tendering broker a fee and it is in the broker’s discretion whether or not to pass this cost on to the redeeming shareholder. However, this fee would be incurred regardless of whether or not shareholders seeking to exercise redemption rights are required to tender their shares, as the need to deliver share certificates (if any) and other redemption forms is a requirement to exercising redemption rights, regardless of the timing of when such delivery must be effectuated.

Q:     What are the U.S. federal income tax consequences of exercising my redemption rights with respect to my Public Shares?

A:     The receipt of cash by a U.S. holder (as defined below under the caption “Material Tax Considerations”) of SPAC Ordinary Shares in redemption of such shares will be a taxable transaction for U.S. federal income tax purposes. Please see the section entitled “Material Tax Considerations — U.S. holders — Redemption of SPAC Ordinary Shares” for additional information. U.S. holders of SPAC Ordinary Shares considering the exercise of their redemption rights should consult with, and rely solely upon, their own tax advisors with respect to the U.S. federal income tax consequences of exercising such redemption rights.

Q:     If I am a Union warrant holder, can I exercise redemption rights with respect to my SPAC Public Warrants?

A:     No. The holders of SPAC Public Warrants have no redemption rights with respect to such public warrants.

Q:     If I hold SPAC Public Warrants, what are the U.S. federal income tax consequences of my SPAC Public Warrants converting into Holdco Warrants?

A:     A U.S. holder (as defined below under the caption “Material Tax Considerations”) that owns only SPAC Warrants but not SPAC Ordinary Shares and whose SPAC Warrants convert into Holdco Warrants should be treated as exchanging such SPAC Warrants for “new” warrants. If so treated, a U.S. holder generally should be required to recognize gain or loss in such deemed exchange in an amount equal to the difference between the fair market value of the Holdco Warrants held by it immediately following the Merger and the adjusted tax basis of the SPAC Warrants held by it immediately prior to the Merger. A U.S. holder’s tax basis in Holdco Warrants received in the Merger will equal the fair market value of such Holdco Warrants. A U.S. holder’s holding period in such U.S. holder’s Holdco Warrants should begin on the day after the Merger.

If the deemed transfer of SPAC Warrants also qualifies as part of a “reorganization” within the meaning of Section 368 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), a U.S. holder of SPAC Warrants generally should not recognize any gain or loss on any such deemed transfer of SPAC Warrants, and such U.S. holder’s basis in the Holdco Warrants deemed received should be equal to the U.S. holder’s basis in its SPAC Warrants deemed transferred. It is unclear whether the Merger, in addition to qualifying as an exchange described in Section 351(a) of the Code, will also qualify as a “reorganization” under Section 368 of the Code. There are many requirements that must be satisfied in order for the Merger to qualify as a “reorganization” under Section 368 of the Code, some of which are based upon factual determinations and others are fundamental to corporate reorganizations. There can be no assurance that the Merger qualifies as a reorganization under Section 368 of the Code.

U.S. holders of SPAC Warrants are urged to consult with their tax advisors regarding the treatment of their SPAC Warrants in connection with the Merger.

For an additional discussion of the U.S. federal income tax treatment of SPAC Public Warrants in connection with the Merger, including the treatment of a U.S. holder that owns SPAC Ordinary Shares in addition to SPAC Warrants, see the section entitled “Material U.S. Federal Income Tax Considerations — U.S. holders,” which qualifies the summary above in its entirety.

Q:     Do I have appraisal rights or dissenters’ rights if I object to the proposed Business Combination?

A:     With respect to the Merger, the Cayman Islands Companies Act provides for a right of dissenting Union shareholders to be paid the fair value of their shares upon their dissenting to the merger set out in such law.

Dissenter or appraisal rights are not available to holders of Holdco Shares in connection with the Business Combination.

Holders of SPAC Units and SPAC Warrants do not have appraisal rights in respect to their SPAC Units and SPAC Warrants in connection with the Business Combination under the Cayman Islands Companies Act.

Holders of SPAC Ordinary Shares who comply with the applicable requirements of Section 238 of the Cayman Islands Companies Act may have the right, under certain circumstances, to object to the Merger and exercise statutory appraisal (“dissenter”) rights, including rights to seek payment of the fair value of their SPAC Ordinary Shares. These statutory appraisal rights are separate to the right of Public Shareholders to elect to have their shares redeemed for cash at the applicable redemption price in accordance with the SPAC Articles. It is possible that, if shareholders of Union exercise their statutory dissenter rights, the fair value of the SPAC Ordinary Shares determined under Section 238 of the Cayman Islands Companies Act could be more than, the same as, or less than shareholders would obtain if they exercise their redemption rights as described herein. However, it is Union’s view that such fair market value would equal the amount which shareholders of Union would obtain if they exercise their redemption rights as described herein. Shareholders need not vote against any of the Proposals at the Extraordinary General Meeting in order to exercise their statutory dissenter rights under the Cayman Islands Companies Act.

Shareholders who do wish to exercise dissenter rights, if applicable (“Dissent Rights” and the shares held by such shareholders, the “Dissenting Shares”), will be required to deliver notice to Union prior to the Extraordinary General Meeting and follow the process prescribed in Section 238 of the Cayman Islands Companies Act. This is a separate process with different deadline requirements to the process which shareholders must follow if they wish to exercise their redemption rights in accordance with the SPAC Articles.

At the Merger Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 238 of the Cayman Islands Companies Act. Notwithstanding the foregoing, if any such holder shall have failed to perfect or prosecute or shall have otherwise waived, effectively withdrawn or lost his, her or its rights under Section 238 of the Cayman Islands Companies Act or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 238 of the Cayman Islands Companies Act, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares under Section 238 of the Cayman Islands Companies Act shall cease and such SPAC Ordinary Shares shall no longer be considered Dissenting Shares for purposes hereof and such holder’s SPAC Ordinary Shares shall thereupon be deemed to have been converted as of the effective time of the Merger into the right to receive one Holdco Ordinary Share.

In the event that any holder of SPAC Ordinary Shares delivers notice of their intention to exercise Dissent Rights, if any, Union shall have the right and may at its sole discretion delay the consummation of the Business Combination in order to invoke the limitation on dissenter rights under Section 239 of the Cayman Islands Companies Act. In such circumstances where the exception under Section 239 of the Cayman Islands Companies Act is invoked, no Dissent Rights shall be available to shareholders of Union, including those shareholders of Union who have delivered a written objection to the Merger prior to the Extraordinary General Meeting and followed the process prescribed in Section 238 of the Cayman Islands Companies Act, and each such holder’s SPAC Ordinary Shares shall thereupon be deemed to have been converted as of the effective time of the Merger into the right to receive one Holdco Ordinary Share. Accordingly, shareholders of Union are not expected to ultimately have any appraisal or dissent rights in respect of their SPAC Ordinary Shares in connection with the Merger or Business Combination.

Q:     What happens to the funds held in the Trust Account upon consummation of the Business Combination?

A:     If the Business Combination is consummated, the funds held in the Trust Account will be used to: (i) pay Union shareholders who properly exercise their redemption rights and (ii) pay the cash consideration pursuant to the Business Combination Agreement. Any additional funds available for release from the Trust Account will be used by Holdco to redeem 6,000,000 Holdco Redeemable B Shares from IFC for a total purchase price of $60,000,000 in accordance with the IFC Redemption Agreement and for general corporate purposes following the Business Combination.

Q:     What happens if a substantial number of Public Shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A:     Unlike some other blank check companies that require its public shareholders to vote against a business combination to exercise their redemption rights, the Public Shareholders may vote in favor of the Business Combination and exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Shareholders is substantially reduced as a result of redemption by the Public Shareholders. The SPAC Articles do not allow the redemption of public shares that would cause Union’s net tangible assets to be less than $5,000,001 following such redemptions. The Initial Shareholders have agreed to vote their Founder Shares, which represent approximately 26.9% of the issued and outstanding SPAC Ordinary Shares, and any SPAC Ordinary Shares acquired during or after the IPO in favor of the Business Combination Proposal. Also, with fewer Public Shares and Public Shareholders, the trading market for Holdco Ordinary Shares may be less liquid than the market for SPAC Ordinary Shares was prior to the Business Combination. Holdco may not be able to meet the listing standards for Nasdaq. It is a condition to the consummation of the Business Combination that Holdco Ordinary Shares to be issued in connection with the Business Combination are accepted for listing on Nasdaq or another national securities exchange. Union, Holdco, Merger Sub and Procaps have certain obligations under the Business Combination Agreement to use reasonable best efforts to consummate the Business Combination, including with respect to satisfying the Nasdaq listing condition. Unless waived in accordance with the Business Combination Agreement, if the Nasdaq listing condition in the Business Combination Agreement is not met, the Business Combination will not be consummated.

Q:     What happens if the Business Combination is not consummated?

A:     There are certain circumstances under which the Business Combination Agreement may be terminated. Please see the sections entitled “The Business Combination Agreement” and “Certain Agreements Related to the Business Combination” for information regarding the parties’ specific termination rights. If Union does not consummate the Business Combination, it may continue to try to complete a business combination with a different target business until October 22, 2021. Pursuant to Section 48.6 of the SPAC Articles, if Union fails to complete an initial business combination by October 22, 2021, then Union shall: (i) cease all operations except for the purpose of winding-up; (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem 100% of the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Union (less up to $100,000 of interest to pay dissolution expenses and net of taxes payable), divided by the number of then issued Public Shares, which redemption will completely extinguish the Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Union’s remaining shareholders and the Union Board, liquidate and dissolve, subject in the case of sections (ii) and (iii) above, to Union’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per SPAC Unit in the IPO. Please see the section entitled “Risk Factors — Risks Related to Union” for additional information.

Holders of Founder Shares have waived any right to any liquidation distribution with respect to such shares. In addition, there will be no redemption rights or liquidating distributions with respect to the SPAC Public Warrants and Private Placement Warrants, which will expire worthless if Union fails to complete an initial business combination by October 22, 2021.

Q:     When is the Business Combination expected to be completed?

A:     It is currently anticipated that the Business Combination will be consummated promptly following the Extraordinary General Meeting, provided that all other conditions to the consummation of the Business Combination have been satisfied or waived.

For a description of the conditions to the completion of the Business Combination, see the section entitled “The Business Combination Agreement — Conditions to Closing the Business Combination.”

Q:     What do I need to do now?

A:     You are urged to read carefully and consider the information contained in this proxy statement/prospectus, including the Annexes, and to consider how the Business Combination will affect you as a shareholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q:     How do I vote?

A:     If you were a holder of record of SPAC Ordinary Shares on          , 2021, the record date for the Extraordinary General Meeting, you may vote with respect to the proposals in person (or virtually) at the Extraordinary General Meeting, or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Voting by Mail.    By signing the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the Extraordinary General Meeting in the manner you indicate. You are encouraged to sign and return the proxy card even if you plan to attend the Extraordinary General Meeting so that your shares will be voted if you are unable to attend the Extraordinary General Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. Votes submitted by mail must be received by                  Eastern Time on          , 2021.

Voting in Person at the Meeting.    If you attend the Extraordinary General Meeting and plan to vote in person, you will be provided with a ballot at the Extraordinary General Meeting. If your shares are registered directly in your name, you are considered the shareholder of record and you have the right to vote in person at the Extraordinary General Meeting. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the Extraordinary General Meeting and vote in person, you will need to bring to the Extraordinary General Meeting a legal proxy from your broker, bank or nominee authorizing you to vote these shares. For additional information, please see the section entitled “Extraordinary General Meeting” elsewhere in this proxy statement/prospectus.

Q:     What will happen if I abstain from voting or fail to vote at the Extraordinary General Meeting?

A:     At the Extraordinary General Meeting, a properly executed proxy marked “ABSTAIN” with respect to a particular proposal will be counted as present for purposes of determining whether a quorum is present. For purposes of approval, abstentions and broker non-votes will be counted as present for the purpose of determining a quorum but will have no effect on any of the Proposals.

Q:     What will happen if I sign and return my proxy card without indicating how I wish to vote?

A:     Signed and dated proxies received by Union without an indication of how the shareholder intends to vote on a proposal will be voted “FOR” each proposal presented to the shareholders. The proxyholders may use their discretion to vote on any other matters that properly come before the Extraordinary General Meeting.

Q:     If I am not going to attend the Extraordinary General Meeting in person, should I return my proxy card instead?

A:     Yes. Whether or not you plan to attend the Extraordinary General Meeting, please read the enclosed proxy statement/prospectus carefully, and vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Q:     If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:     No. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. Union believes that all of the proposals presented to the shareholders at this Extraordinary General Meeting will be considered non-discretionary and, therefore, your broker, bank, or nominee cannot vote your shares without your instruction on any of the proposals presented at the Extraordinary General Meeting. If you do not provide instructions with your proxy card, your broker, bank, or other nominee may deliver a proxy card expressly indicating that it is NOT voting your shares. This indication that a broker, bank, or nominee is not voting your shares is referred to as a “broker non-vote.” Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum but will have no effect on any of the Proposals. Your bank, broker, or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide.

Q:     May I change my vote after I have mailed my signed proxy card?

A:     Yes. You may change your vote by delivering a later-dated proxy so that it is received prior to the Extraordinary General Meeting, or you may attend the Extraordinary General Meeting in person (or virtually) and vote. You also may revoke your proxy by sending a notice of revocation to Innisfree M&A Incorporated (“Innisfree”) at the address listed below, which notice must be received by Innisfree prior to the Extraordinary General Meeting.

Q:     What should I do if I receive more than one set of voting materials?

A:     You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive to cast your vote with respect to all of your shares.

Q:     Who will solicit and pay the cost of soliciting proxies for the Extraordinary General Meeting?

A:     Union will pay the cost of soliciting proxies for the Extraordinary General Meeting. Union has engaged Innisfree to assist in the solicitation of proxies for the Extraordinary General Meeting. Union has agreed to pay Innisfree their customary fee, plus associated reasonable and documented out-of-pocket disbursements, and will indemnify Innisfree and its affiliates against certain losses, damages, expenses, liabilities and claims. Union will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of SPAC Ordinary Shares for their expenses in forwarding soliciting materials to beneficial owners of SPAC Ordinary Shares and in obtaining voting instructions from those owners. The directors, officers and employees of Union may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:     Who can help answer my questions?

A:     If you have questions about the proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact:

Union Acquisition Corp. II
1425 Brickell Ave., #57B
Miami, FL 33131
Telephone: (305) 306-2522

You may also contact the proxy solicitor for Union at:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Shareholders may call toll-free: (877) 750-5836

Banks and Brokers may call collect: (212) 750-5833

To obtain timely delivery, Union shareholders must request the materials no later than         , 2021, or five business days prior to the Extraordinary General Meeting.

You may also obtain additional information about Union from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.”

If you intend to seek redemption of your public shares, you will need to send a letter demanding redemption and deliver your share certificates (if any) and other redemption forms (either physically or electronically) to the Transfer Agent prior to the Extraordinary General Meeting in accordance with the procedures detailed under the question “How do I exercise my redemption rights?”. If you have questions regarding the certification of your position or delivery of your share certificates (if any) and other redemption forms, please contact the Transfer Agent:

Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
Attention: Mark Zimkind
Email: mzimkind@continentalstock.com

Summary of the Proxy Statement/Prospectus

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the Business Combination and the proposals to be considered at the Extraordinary General Meeting, you should read this entire proxy statement/prospectus carefully, including the annexes. See also the section entitled “Where You Can Find More Information.” Certain figures included in this section have been rounded for ease of presentation and, as a result, percentages may not sum to 100%.

Parties to the Business Combination

Union Acquisition Corp. II

Union is a Cayman Islands exempted company incorporated as a blank check company for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more business entities on December 6, 2018.

The SPAC Units, SPAC Ordinary Shares and SPAC Warrants trade on Nasdaq under the symbols “LATNU,” “LATN” and “LATNW,” respectively. At the Closing, each SPAC Unit will automatically separate into their component parts and the SPAC Ordinary Shares and the SPAC Warrants will be converted into Holdco Ordinary Shares and Holdco Warrants, respectively.

The mailing address of Union’s principal executive office is 1425 Brickell Ave., #57B, Miami, Fl 33131, and its telephone number is (305) 306-2522.

Procaps

Procaps is a private limited liability company registered and incorporated under the laws of Malta and particularly, the Companies Act Cap. 386 with company registration number C 59671 and with its registered office at C1, Midland Micro Enterprise Park, Burmarrad Road, Naxxar NXR 6345, Malta.

Procaps is a family-owned Latin America pharmaceutical company established in 1977 that has grown into a leading integrated international healthcare and pharmaceutical company with a presence in 13 countries and product reach in 50 markets modernizing oral drug delivery technology and manufacturing capabilities.

The mailing address of Procaps’ principal executive office is Calle 80 No. 7B-201, Barranquilla, Colombia and its telephone number is +356 7995-6138.

For more information about Procaps, see the sections entitled “Information About Procaps” and “Procaps’ Management’s Discussion and Analysis of Financial Condition and Results of Operation.”

Holdco

Procaps Group, S.A. was incorporated under the laws of the Grand Duchy of Luxembourg on March 29, 2021 as a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg, and registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B 253360. Holdco owns no material assets and does not operate any business. Prior to the consummation of the Business Combination, the sole director of Holdco is Ruben Minski and the sole shareholder of Holdco is Procaps.

Holdco expects to apply to list its Holdco Ordinary Shares and Holdco Warrants on Nasdaq under the symbols “PROC” and “PROCW”, respectively.

Holdco qualifies as an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), which means that it can take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies.

Upon the effectiveness of the registration statement of which this prospectus forms a part, Holdco will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after Holdco no longer qualifies as an emerging growth company, as long as Holdco continues to qualify as a foreign private issuer under the Exchange Act, Holdco will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•        the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

In addition, Holdco will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

As a foreign private issuer, Holdco will be permitted to follow home country corporate governance practices instead of certain corporate governance practices required by the Nasdaq for U.S. domestic issuers. Also, upon completion of the Business Combination, Holdco will be a “controlled company” within the meaning of the Nasdaq corporate governance standards and eligible to take advantage of exemptions from certain Nasdaq corporate governance standards.

Merger Sub

OZLEM Limited is an exempted company incorporated under the laws of the Cayman Islands with registration number 373625 and a direct wholly owned subsidiary of Holdco. Merger Sub was formed solely in contemplation of the Business Combination, has not commenced any operations, has only nominal assets and has no liabilities or contingent liabilities, nor any outstanding commitments other than in connection with the Business Combination.

The mailing address of Merger Sub’s principal executive office is Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

The Business Combination

The Business Combination Agreement

On March 31, 2021, Union, Procaps, Holdco and Merger Sub entered into the Business Combination Agreement pursuant to which, following the effectiveness of the transactions contemplated by the Merger and the Exchange, the parties will consummate the Business Combination and Procaps and Union will become direct wholly-owned subsidiaries of Holdco.

Pursuant to the Business Combination Agreement, each of the following transactions will occur in the following order:

•        Two Business Days prior to the Closing Date (or any other date agreed in writing by Union and Procaps), and in accordance with the terms and conditions of the Business Combination Agreement, the parties to the Business Combination Agreement will execute and file the Plan of Merger and other documents required under the Cayman Islands Companies Act to effect the Merger with the Registrar of Companies of the Cayman Islands, in such form as is required by and executed in accordance with, the relevant provisions of the Cayman Islands Companies Act and mutually agreed by the parties to the Business Combination Agreement. The Plan of Merger will specify that the Merger shall become effective at the Merger Effective Time.

•        Immediately prior to the consummation of the Merger, Union will consummate the PIPE Investment, including the issuance of SPAC Ordinary Shares contemplated thereby.

•        At the Merger Effective Time, subject to the receipt of the Holdco Requisite Approvals and upon the terms and conditions set forth in the Business Combination Agreement, and in accordance with the Cayman Islands Companies Act, Merger Sub will be merged with and into Union, as a result of which, the separate existence of Merger Sub will cease and Union will continue as the surviving company of the Merger (the “Surviving Company”).

•        At the Merger Effective Time, by virtue of the Merger and the Holdco Requisite Approvals, subject to the First Holdco Auditor Report (as defined below), and without any further action on the part of Union, Merger Sub, Holdco or Procaps or the holders thereunder:

•        each SPAC Ordinary Share issued and outstanding immediately prior to the Merger Effective Time will automatically be exchanged with Holdco (which exchange, for purposes of the 1915 Law, shall include a contribution-in-kind of each such SPAC Ordinary Shares from the holders of SPAC Ordinary Shares to Holdco), against the issue by Holdco (such issuance, the “Merger Issuance”), following a share capital increase realized by Holdco under the authorized share capital pursuant to the Holdco Delegate Resolutions and subscribed by the contributing holders of SPAC Ordinary Shares by virtue of the Merger and in accordance with the 1915 Law and the Cayman Islands Companies Act, of one validly issued and fully paid Holdco Ordinary Share (the “Merger Consideration”), delivered by Holdco;

•        upon the Merger Issuance, all SPAC Ordinary Shares will cease to be outstanding, will be cancelled and cease to exist and (A) each certificate formerly representing each of the SPAC Ordinary Shares and (B) each book-entry account formerly representing each of the uncertificated SPAC Ordinary Shares shall thereafter, in case of both (A) and (B), only represent the Merger Consideration and the right, if any, to receive cash in lieu of fractional shares into which such SPAC Ordinary Shares have been exchanged (and contributed-in-kind); and

•        each ordinary share, par value $0.0001 per share, of Merger Sub (the “Merger Sub Ordinary Shares”) issued and outstanding immediately prior to the Merger Effective Time shall be converted into and exchanged for one (1) validly issued, fully paid and nonassessable ordinary share, par value $0.0001 per share, of the Surviving Company.

•        Upon the consummation of the Merger and commencing at the Exchange Effective Time, subject to the receipt of the Company Requisite Approvals (which approval has been obtained), the Holdco Requisite Approvals and the delivery of the Second Holdco Auditor Report (as defined below), and in accordance with the Holdco Delegate Resolutions:

•        all the issued and outstanding Procaps Ordinary Shares held by the Procaps Shareholders will be contributed in kind to Holdco, free and clear of all Liens (other than the Procaps Shareholders’ Agreements Liens that will expire on or prior to the Closing Date), and the Procaps Shareholders will subscribe and be issued, in accordance with the Exchange Ratio, the applicable number of Holdco Ordinary Shares and Holdco Redeemable B Shares (as applicable);

•        the Exchange Issuance, including 10,464,612 Holdco Ordinary Shares that shall be subject to escrow in accordance with the Transaction Support Agreement, will be allocated among the Procaps Shareholders in accordance with the terms of the Payment Spreadsheet and Exchange Agreements;

•        each Procaps Shareholder will cease to be the holder of such Procaps Ordinary Shares and Holdco will be recorded as the registered holder of all the Procaps Ordinary Shares so exchanged and contributed in kind and will be the legal and beneficial owner thereof;

•        immediately prior to the Exchange Effective Time, all the Holdco Redeemable A Shares held by Procaps, constituting all the issued and outstanding Holdco Redeemable A Shares, will be redeemed by Holdco at their nominal value of $0.01 per Holdco Redeemable A Share (the “Holdco Redeemable A Shares Redemption”) and held in treasury by Holdco and, upon consummation of the Holdco Redeemable A Shares Redemption, Procaps will cease to be the registered shareholder of such Holdco Redeemable A Shares; and

•        immediately following the Exchange Effective Time, 6,000,000 Holdco Redeemable B Shares held by IFC, constituting all the issued and outstanding Holdco Redeemable B Shares, will be redeemed by Holdco at their subscription price of $10.00 per Holdco Redeemable B Share and held in treasury by Holdco, as a result of which IFC will cease to be the registered shareholder of such Holdco Redeemable B Shares.

The parties will hold the Closing on the date of the Merger Effective Time and the Exchange Effective Time, following the satisfaction or waiver (to the extent such waiver is permitted by applicable law) of the conditions set forth in the Business Combination Agreement (other than those conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver of those conditions at such time).

The Combined Company is expected to have an implied initial enterprise value of $1.1 billion.

At the Merger Effective Time, each SPAC Ordinary Share issued and outstanding immediately prior to the Merger Effective Time will automatically be converted into one (1) validly issued and fully paid Holdco Ordinary Share, which will be valued at $10.00 per share.

At the Exchange Effective Time, the Procaps Shareholders shall make a contribution in kind to Holdco of all the issued and outstanding Procaps Ordinary Shares and subscribe and be issued an aggregate number of Holdco Ordinary Shares and Holdco Redeemable B Shares (as applicable) equal to the total number of issued and outstanding Procaps Ordinary Shares multiplied by the Exchange Ratio. The aggregate amount of Holdco Ordinary Shares and, in the case of IFC, Holdco Ordinary Shares and Holdco Redeemable B Shares, to be issued by Holdco as part of the Exchange shall be allocated among the Procaps Shareholders in accordance with their respective Exchange Agreements to take into account certain rights and obligations among them, including with respect to the termination of the IFC Put Option Agreement (as defined below) and the Hoche Put Option Agreement (as defined below) upon the Closing of the Business Combination.

For more information, see the section entitled “The Business Combination Agreement — Consideration to be Received in the Business Combination.”

Conditions to the Closing

Conditions to the Obligations of Each Party

Under the Business Combination Agreement, the obligations of the parties thereto to consummate the Business Combination are conditioned on the satisfaction or waiver (where permissible) of the following conditions at or prior to the Closing:

(a)     the SPAC Proposals shall have been approved and adopted by the requisite affirmative vote of the shareholders of SPAC in accordance with this proxy statement/prospectus, the proxy statement/prospectus filed with the SEC in connection with the Extension Amendment to the SPAC Articles, Cayman Islands Companies Act, the SPAC Organizational Documents and the rules and regulations of the Nasdaq Capital Market;

(b)    the Company Requisite Approvals shall have been obtained and delivered to Union in a form and substance reasonably acceptable to Union;

(c)     the Holdco Requisite Approval shall have been obtained and delivered to Union in a form and substance reasonably acceptable to Union;

(d)    a Luxembourg independent auditor (réviseur d’entreprises) of Holdco shall have issued (i) at or before the Merger Effective Time a report on the contributions in kind relating to the Merger Issuance prepared in accordance with article 420-10 of the 1915 Law (the “First Holdco Auditor Report”), and (ii) at or before the Exchange Effective Time, in accordance with the Exchange Agreements, a report on the contributions in kind relating to the Exchange Issuance prepared in accordance with article 420-10 of the 1915 Law (the “Second Holdco Auditor Report”);

(e)     prior to the Merger, Union shall consummate the PIPE Investment and all other transactions contemplated by the Subscription Agreements, including the issuance of SPAC Ordinary Shares contemplated thereby;

(f)     no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Transactions, including the Merger or Exchange, illegal or otherwise prohibiting consummation of the Transactions, including the Merger or Exchange;

(g)    the Registration Statement of which this proxy statement/prospectus is a part shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of such Registration Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of such Registration Statement shall have been initiated by the SEC and not withdrawn;

(h)    the Holdco Ordinary Shares shall have been approved for listing on Nasdaq, subject to official notice of issuance;

(i)     all parties to the Registration Rights and Lock-Up Agreement shall have delivered, or cause to be delivered, copies of the Registration Rights and Lock-Up Agreement duly executed by all such parties;

(j)     all parties to the Nomination Agreement shall have delivered, or cause to be delivered, copies of the Nomination Agreement duly executed by all such parties; and

(k)    Union shall have at least $5,000,001 of net tangible assets after giving effect to the PIPE Investment Amount and following the exercise of Redemption Rights in accordance with the SPAC Organizational Documents.

Conditions to the Obligations of Union

The obligations of Union to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) of the following additional conditions at or prior to the Closing:

(a)     certain representations and warranties of Procaps shall each be true and correct in all respects as of the Exchange Effective Time, the Merger Effective Time and the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), and all other representations and warranties of Procaps shall be true and correct as of the Exchange Effective Time, the Merger Effective Time and the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) except where the failure of such representations and warranties to be true and correct, taken as a whole, does not result in a Company Material Adverse Effect;

(b)    certain representations and warranties of Holdco and Merger Sub shall each be true and correct in all respects as of the Exchange Effective Time, the Merger Effective Time and the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), and all other representations and warranties of Merger Sub and Holdco shall be true and correct in all respects as of the Exchange Effective Time, the Merger Effective Time and the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) except where the failure of such representations and warranties to be true and correct, taken as a whole, would not be materially adverse to Holdco or Merger Sub;

(c)     Procaps, Holdco and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement (other than Section 7.01(c) of the Business Combination Agreement) to be performed or compiled with by it on or prior to the Exchange Effective Time and the Merger Effective Time, as applicable; provided, that Holdco shall have performed or complied in all respects with the agreements and covenants required by Section 7.01(c) of the Business Combination Agreement;

(d)    Procaps, Holdco and Merger Sub shall have delivered to Union two certificates, each signed by an officer of Procaps, certifying as to the satisfaction of the conditions specified in Section 9.02(a), Section 9.02(b) and Section 9.02(d) of the Business Combination Agreement, and dated as of the Merger Effective Time and as of the Exchange Effective Time, respectively; and

(e)     no Company Material Adverse Effect shall have occurred between the date of the Business Combination Agreement and the Merger Effective Time and no Company Material Adverse Effect shall have occurred between the Merger Effective Time and the Exchange Effective Time.

Conditions to the Obligations of Procaps

The obligations of Procaps to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) of the following additional conditions at or prior to the Closing:

(a)     certain representations and warranties of Union shall each be true and correct in all respects as of the Exchange Effective Time, the Merger Effective Time and the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), and all other representations and warranties of Union shall be true and correct in all respects as of the Exchange Effective Time, the Merger Effective Time and the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) except where the failure of such representations and warranties to be true and correct, taken as a whole, does not result in a SPAC Material Adverse Effect;

(b)    Union shall have performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Exchange Effective Time and the Merger Effective Time, as applicable;

(c)     Union shall have delivered to Procaps two certificates, each signed by the Chief Executive Officer of Union, certifying as to the satisfaction of the conditions specified in Section 9.03(a), Section 9.03(b) and Section 9.03(d) of the Business Combination Agreement, and dated as of the Merger Effective Time and as of the Exchange Effective Time, respectively;

(d)    no SPAC Material Adverse Effect shall have occurred between the date of the Business Combination Agreement and the Merger Effective Time and no SPAC Material Adverse Effect shall have occurred between the Merger Effective Time and the Exchange Effective Time;

(e)     after giving effect to the exercise of the Redemption Rights and payments related thereto, Union shall have at least an aggregate of $185,000,000 of cash held either in or outside the Trust Account, including the aggregate amount of the PIPE Investment Amount consummated prior to, or as of, the Closing; and

(f)     no later than three Business Days prior to the expected Closing Date, Union shall transfer, and shall provide the Procaps with evidence that Union has transferred, directly or indirectly, 325,000 SPAC Warrants to James Manley and/or his affiliates. Union shall have fully complied with, and fully performed all obligations required to be performed under, any and all arrangements between Union and James Manley and/or his affiliates, and all obligations thereunder shall be terminated and Union shall be released and discharged of all such obligations pursuant to such arrangements.

Termination of the Business Combination Agreement

The Business Combination Agreement may be terminated and the Merger and other Transactions may be abandoned at any time prior to the Merger Effective Time, notwithstanding any requisite approval and adoption of the Business Combination Agreement and the Transactions by the shareholders of Procaps or the shareholders of Union, as follows:

(a)     by mutual written consent of Union and Procaps;

(b)    by either Union or Procaps if the Merger Effective Time shall not have occurred prior to 5:00 p.m. (New York time) on October 15, 2021 (the “Outside Date”); provided, however, that the terminating party is not, either directly or indirectly through its affiliates, in breach or violation of any representation, warranty, covenant, agreement or obligation under the Business Combination Agreement and such breach or violation is the principal cause of the failure to satisfy a condition set forth in Article IX of the Business Combination Agreement on or prior to the Outside Date;

(c)     by either Union or Procaps if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and non-appealable and has the effect of making consummation of the Transactions, including the Merger, illegal or otherwise preventing or prohibiting consummation of the Transactions or the Merger;

(d)    by either Union or Procaps if any of the SPAC Proposals shall fail to receive the requisite vote for approval at the Extraordinary General Meeting;

(e)     by Union upon a breach of any representation, warranty, covenant or agreement set forth in the Business Combination Agreement on the part of Procaps, Holdco or Merger Sub, or if any representation or warranty of Procaps, Holdco or Merger Sub shall have become untrue, in either case only if the conditions set forth in Section 9.02(a) and Section 9.02(b) of the Business Combination Agreement would not be satisfied (“Terminating Procaps Breach”); provided that Union has not waived such Terminating Procaps Breach and Union is not then in material breach of any of its representations, warranties, covenants or agreements in the Business Combination Agreement; provided further that, if such Terminating Procaps Breach is curable by Procaps, Holdco or Merger Sub, Union may not terminate for so long as Procaps, Holdco or Merger Sub continues to exercise their reasonable best efforts to cure such breach, unless such breach is not cured within thirty (30) days after written notice of such breach is provided by Union to Procaps; or

(f)     by Procaps upon a breach of any representation, warranty, covenant or agreement set forth in the Business Combination Agreement on the part of Union, or if any representation or warranty of Union shall have become untrue, in either case only if the conditions set forth in Section 9.03(a) and Section 9.03(b) of the Business Combination Agreement would not be satisfied (“Terminating SPAC Breach”); provided that Procaps has not waived such Terminating SPAC Breach and Procaps, Holdco or Merger Sub is not then in material breach of their representations, warranties, covenants or agreements in the Business Combination Agreement; provided, further, that, if such Terminating SPAC Breach is curable by Union, Procaps may not terminate for so long as SPAC continues to exercise its reasonable best efforts to cure such breach, unless such breach is not cured within thirty (30) days after written notice of such breach is provided by Procaps to Union.

In the event that the Business Combination Agreement is validly terminated, all Transaction Expenses incurred in connection with the Business Combination Agreement, the Ancillary Agreements, and the Transactions will be paid by the party to the Business Combination Agreement incurring such Transaction Expenses. If the Transactions are consummated, Holdco shall pay or cause to be paid, (i) the Company Transaction Expenses and (ii) the SPAC Transaction Expenses (in case of (ii), up to an amount not to exceed the SPAC Transaction Expenses Cap).

For more information, see the section entitled “The Business Combination Agreement — Termination of the Business Combination Agreement.”

Other Agreements Related to the Business Combination Agreement

Procaps Shareholder Contribution and Exchange Agreements

Concurrently with the execution of the Business Combination Agreement, each Procaps Shareholder entered into an Exchange Agreement with Procaps and Holdco pursuant to which, among other things, each Procaps Shareholder consented to the Exchange and all the transactions contemplated under the Business Combination Agreement and the Transaction Documents to which it is a party and, consequently, agreed to (i) contribute its Procaps Ordinary Shares to Holdco in exchange for Holdco Ordinary Shares and, in the case of IFC, Holdco Ordinary Shares and 6,000,000 Holdco Redeemable B Shares, pursuant to the Exchange, (ii) not transfer any of its Procaps Ordinary Shares before the earlier of (a) one year from March 31, 2021 and (b) the implementation of the Exchange or termination of the Exchange Agreement. The Procaps Shareholders who entered into the Exchange Agreements collectively represent 100% of the issued and outstanding Procaps Ordinary Shares.

The Exchange Agreements are subject to customary conditions, covenants, representations and warranties. Additionally, the Exchange Agreement for IFC requires that Holdco and Procaps obtain IFC’s prior written consent before effecting any proposed amendment, waiver or similar change to the Business Combination Agreement or any other Transaction Document that would reasonably be expected to adversely impact in any material respects the rights of IFC, including in connection with any proposed change to the economic provisions and terms of such agreements that would adversely impact IFC or to the Outside Date, and any amendment or waiver to Section 9.03(e) of the Business Combination Agreement that would result in Union having less than $160,000,000 of cash available for distribution immediately following the Closing.

For more information about the Exchange Agreements, see the section entitled “Certain Agreements Related to the Business Combination — Procaps Shareholder Contribution and Exchange Agreements.”

Subscription Agreements

In connection with the execution of the Business Combination Agreement, Union entered into the Subscription Agreements with the Subscribers, pursuant to which the Subscribers agreed to subscribe for and purchase, and Union agreed to sell to the Subscribers, an aggregate of 10,000,000 SPAC Ordinary Shares, for a purchase price of $10.00 per share and an aggregate purchase price of $100,000,000, which SPAC Ordinary Shares (PIPE Shares) will automatically be exchanged with Holdco for the right to receive Holdco Ordinary Shares at the Merger Effective Time. Such shares have an aggregate market value of approximately (i) $101,100,000, based on the closing price of SPAC Ordinary Shares of $10.11 on Nasdaq on August 16, 2021, the trading date immediately prior to the filing date of this proxy statement/prospectus, and (ii) $      , based on the closing price of SPAC Ordinary Shares of $      on Nasdaq on               , 2021, the record date for the Extraordinary General Meeting.

The closing of the sale of the PIPE Shares is contingent upon customary closing conditions, including the substantially concurrent consummation of the Business Combination. The purpose of the PIPE is to fund growth of the Combined Company.

Pursuant to the Subscription Agreements, Union agreed that, within 60 calendar days after the Closing, it will file with the SEC (at Union’s sole cost and expense) a registration statement registering the resale of the PIPE Shares, and Union will use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the 90th calendar day (or 150th calendar day if the SEC notifies Union that it will “review” the registration statement) following the closing of the sale of the PIPE Shares.

For more information about the Subscription Agreements, see the section entitled “Certain Agreements Related to the Business Combination — Subscription Agreements.”

Transaction Support Agreement

On March 31, 2021, concurrently with the execution of the Business Combination Agreement, Union, Holdco, certain Procaps Shareholders (the “Eligible Procaps Shareholders”), and the Sponsors, certain other Initial Shareholders and certain officers and directors of Union (together with the Sponsors and such other Initial Shareholders, the “Union Holders”), executed the Transaction Support Agreement, pursuant to which, among other things, the Union Holders:

•        agreed to vote their Founder Shares in favor of the SPAC Proposals, and any other matter reasonably necessary to consummate the Transactions;

•        agreed to vote their Founder Shares against any Competing SPAC Transaction and any other action that would reasonably be expected to impede, interfere with or materially delay or postpone the consummation of, or otherwise adversely affect, any of the Transactions, or result in a material breach of any representation, warranty, covenant or other obligation or agreement of Union, under the Business Combination Agreement;

•        agreed not to (i) demand that Union redeem its Founder Shares in connection with the Transactions or (ii) otherwise participate in any such redemption by tendering or submitting any of its Founder Shares for redemption;

•        waived any rights for working capital loans, if any, made by it or its affiliates or on its behalf or on behalf of its affiliates to Union or any of its affiliates to be converted into warrants exercisable for securities of Union, Holdco or any of their affiliates or their successors and assigns and agreed that no such loans, if any, shall be converted into such warrants or any such other securities; and

•        agreed not to, and would cause any other holder of record of such Union Holder’s Founder Shares not to, transfer, sell, assign, pledge or similarly dispose of any Founder Shares (or enter into any arrangement with respect thereto) prior to the earlier of Closing or termination of the Business Combination Agreement, without the prior consent of Holdco, subject to certain customary conditions and exceptions.

Pursuant to the Transaction Support Agreement, and subject to the terms and conditions therein, each of the Sponsors also agreed to forfeit and surrender a certain amount of Private Placement Warrants for cancellation effective as of immediately prior to the Closing, and the Sponsors would take all reasonably necessary actions required to reflect the forfeiture and surrender of the Private Placement Warrants as of immediately prior to the Closing in the books and records of Continental, as the escrow agent for the Private Placement Warrants.

Sponsors and Holdco also agreed to take all actions necessary to cause, at the Closing, the entry into an amendment to the Share Escrow Agreement, pursuant to which immediately following the Closing, the Sponsors shall subject certain of their Holdco Ordinary Shares and Holdco Warrants, to be received in exchange for the equivalent number of SPAC Ordinary Shares and SPAC Warrants upon the consummation of the Merger, to certain restrictions by depositing such Holdco Ordinary Shares and Holdco Warrants in an escrow account (the “Sponsor Escrowed Securities”). Fifty percent (50%) of the Sponsor Escrowed Securities will be released to the Sponsors if the closing price of the Holdco Ordinary Shares on the Nasdaq Stock Market equals or exceeds $12.50 per Holdco Ordinary Share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-day trading period (the “First Level Release Target”), and the remaining 50% of the Sponsor Escrowed Securities will be released to the Sponsors if the closing price of the Holdco Ordinary Shares on the Nasdaq Stock Market equals or exceeds $13.00 per Holdco Ordinary Share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-day trading period (the “Second Level Release Target”) (in each case, subject to any applicable lock-up restrictions under the Registration Rights and Lock-Up Agreement (as described below) or any other applicable escrow arrangement).

Each of the Eligible Procaps Shareholders and Holdco agreed to take all actions necessary to cause, at the Closing, the entry into a stock escrow agreement among the Eligible Procaps Shareholders, Holdco and an escrow agent, pursuant to which immediately following the Closing, the Eligible Procaps Shareholders shall subject certain of their Holdco Ordinary Shares received in the Exchange to certain restrictions by depositing such Holdco Ordinary Shares in an escrow account (the “ECS Escrowed Securities”). Fifty percent (50%) of the ECS Escrowed Securities will be released to the Eligible Company Shareholders if the First Level Release Target is met, and the remaining 50% of the ECS Escrowed Securities will be released to the Eligible Company Shareholders if the Second Level Release Target is met.

Notwithstanding the escrow release conditions described above, if after the Closing Date, Holdco shall consummate a liquidation, merger, stock exchange or other similar transaction which results in all of the holders having the right to exchange their Holdco Ordinary Shares for cash, securities or other property, then the Sponsor Escrowed Securities and the ECS Escrowed Securities will be released to the Sponsors and Eligible Procaps Shareholders, respectively.

As long as the Sponsor Escrowed Securities that are Holdco Ordinary Shares and the ECS Escrowed Securities are held in escrow, the Sponsors and the Eligible Procaps Shareholders shall retain all of their voting rights as shareholders of Holdco with respect to such escrowed Holdco Ordinary Shares.

On the fifth anniversary of the Closing, any Sponsor Escrowed Securities that are Holdco Warrants that have not been released and remain in escrow, shall be released to Holdco for cancellation.

On the tenth anniversary of the Closing, any Sponsor Escrowed Securities that are Holdco Ordinary Shares and ECS Escrowed Securities that have not been released and remain in escrow, shall be released to Holdco for cancellation.

For more information about the Transaction Support Agreement, see the section entitled “Certain Agreements Related to the Business Combination — Transaction Support Agreement.”

Registration Rights and Lock-Up Agreement

In connection with the Closing, Holdco, the Initial Shareholders and the Procaps Shareholders (collectively, the “Holders”) will enter into the Registration Rights and Lock-Up Agreement pursuant to which, among other things, the Initial Shareholders and the Procaps Shareholders shall have customary demand and piggyback registration rights in connection with the Holdco Ordinary Shares issued to them in the Merger or the Exchange. Pursuant to the Registration Rights and Lock-Up Agreement, Holdco shall agree that, within 30 calendar days after the Closing Date, it will file with the SEC (at Holdco’s sole cost and expense) a registration statement registering the resale of certain Holdco Ordinary Shares held by the Holders, and Holdco will use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the 60th calendar day (or 90th calendar day if the registration statement is reviewed by, and receives comments from, the SEC) following the Closing.

The Holdco Ordinary Shares held by the Initial Shareholders which were previously Founder Shares will be subject to a lock-up until the earliest of: (i) the date that is one year from the Closing Date, (ii) the date on which the closing price of the Holdco Ordinary Shares (as adjusted for share splits, share dividends, reorganizations and recapitalizations) on the Nasdaq Stock Market equals or exceeds $12.50 per Holdco Ordinary Share for any 20 trading days within any 30-trading day period commencing 150 days after the Closing Date, or (iii) such date on which Holdco completes a liquidation, merger, share exchange or other similar transaction that results in all of the shareholders of Holdco having the right to exchange their Holdco Ordinary Shares for cash, securities or other property.

The Holdco Ordinary Shares held by Procaps Shareholders, except for 4,000,000 Holdco Ordinary Shares held by Procaps Shareholders other than IFC, will be subject to a lock-up until the earliest of: (i) the date that is 180 days from the Closing Date, and (ii) such date on which Holdco completes a liquidation, merger, share exchange or other similar transaction that results in all of the shareholders of Holdco having the right to exchange their Holdco Ordinary Shares for cash, securities or other property.

Four million Holdco Ordinary Shares held by Procaps Shareholders other than IFC will be subject to a lock-up until the earliest of: (i) the date that is 90 days from the Closing Date, (ii) the date on which the closing price of the Holdco Ordinary Shares on the Nasdaq Stock Market equals or exceeds $12.00 per Holdco Ordinary Share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing on the Closing Date, and (iii) such date on which Holdco completes a liquidation, merger, share exchange or other similar transaction that results in all of the shareholders of Holdco having the right to exchange their Holdco Ordinary Shares for cash, securities or other property.

For more information about the Registration Rights and Lock-Up Agreement, see the section entitled “Certain Agreements Related to the Business Combination — Registration Rights and Lock-Up Agreement.”

Warrant Amendment

In connection with the Closing, Holdco, Union and Continental, as warrant agent, will enter into the Warrant Amendment pursuant to which, as of the Merger Effective Time, (i) each SPAC Warrant that is outstanding immediately prior to the Merger Effective Time will no longer represent a right to acquire one SPAC Ordinary Share and will instead represent the right to acquire the same number of Holdco Ordinary Shares under substantially the same terms as set forth in the Warrant Agreement entered into in connection with Union’s IPO and (ii) Union will assign to Holdco all of Union’s right, title and interest in and to the existing Warrant Agreement and Holdco will assume, and agree to pay, perform, satisfy and discharge in full, all of Union’s liabilities and obligations under the existing Warrant Agreement arising from and after the Merger Effective Time.

For more information about the Warrant Amendment, see the section entitled “Certain Agreements Related to the Business Combination — Warrant Amendment.”

Nomination Agreement

In connection with the Closing, Holdco, the Sponsors, Hoche, Deseja, Sognatore and Simphony will enter into a Nomination Agreement pursuant to which, in connection with any general meeting at which directors of Holdco are to be elected, or any adjournment or postponement thereof, Deseja, Sognatore and Simphony (collectively, the “Minski Family Shareholders”) shall collectively have the right to propose for appointment a number of directors that equals a majority of the board of directors of Holdco (each, a “Majority Shareholder Director”). For as long as Hoche owns no less than 7% of the issued and outstanding share capital of Holdco, Hoche shall have the right to propose for appointment one director (such director, the “Hoche Shareholder Director” and collectively with the Majority Shareholder Directors, each a “Shareholder Director” and collectively, the “Shareholder Directors”). On the Closing and until the one-year anniversary of the preceding annual general shareholders’ meeting of Holdco, Alejandro Weinstein shall be the Hoche Shareholder Director. In connection with the first two consecutive general shareholders’ meetings of Holdco following September 1, 2021 at which directors are to be elected, or any adjournment or postponement thereof, the Sponsors shall have the right to propose for appointment Daniel W. Fink and Kyle P. Bransfield as directors of Holdco. At least one-half of the Shareholder Directors must qualify as independent directors (“Independent Directors”) under applicable stock exchange rules, subject to any independence requirements established by the listing rules of the stock exchange on which the Holdco Ordinary Shares are listed that would require a greater number of Shareholder Directors to qualify as Independent Directors, provided that the Minski Family Shareholders will not be required to nominate any additional Independent Directors unless and until all of the directors, other than the Majority Shareholder Directors, qualify as Independent Directors. In addition, for so long as Holdco maintains any committee, such committees shall each include at least one Majority Shareholder Director so long as he or she is independent. The Nomination Agreement will automatically terminate upon the earlier of (i) the date on which the Minski Family Shareholders or their affiliates cease to beneficially own, in the aggregate, 30% of the outstanding shares of Holdco or (ii) 20 years from the date of the Nomination Agreement.

For more information about the Nomination Agreement, see the section entitled “Certain Agreements Related to the Business Combination — Nomination Agreement.”

Interests of Certain Persons in the Business Combination

In considering the recommendation of Union’s board of directors to vote in favor of the Business Combination, Union’s shareholders should be aware that, aside from their interests as shareholders, the Sponsors and Union’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of other shareholders and warrant holders generally directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to shareholders that they approve the Business Combination. Shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

•        the beneficial ownership of the Initial Shareholders of an aggregate of 5,000,000 Founder Shares, originally acquired for an aggregate purchase price of $25,000, or approximately $0.006 per share. The Founder Shares initially were purchased by the Sponsors with each Sponsor, Union Acquisition Associates II, LLC and Union Group International Holdings Limited, purchasing 2,515,625 Founder Shares for $12,500. The Sponsors then transferred an aggregate of 152,500 shares to Union’s officers, directors advisors and their affiliates. Following the forfeiture of 31,250 shares due to the underwriters’ over-allotment in connection with the IPO, 5,000,000 Founder Shares remained outstanding. The Founder Shares would become worthless if Union does not complete a business combination within the applicable time period, as the Initial Shareholders and Union’s other officers and directors have waived any right to redemption with respect to these shares. The Founder Shares have an aggregate market value of approximately (i) $50,550,000, based on the closing price of SPAC Ordinary Shares of $10.11 on Nasdaq on August 16, 2021, the trading date immediately prior to the filing date of this proxy statement/prospectus, and (ii) $            , based on the closing price of SPAC Ordinary Shares of $             on Nasdaq on             , 2021, the record date for the Extraordinary General Meeting;

•        The beneficial ownership of the Sponsors, and their respective affiliates, of 3,375,000 Private Placement Warrants to be retained by the Sponsors, 1,250,000 of which will be held in escrow until released pursuant to the terms of the Transaction Support Agreement, out of the 6,250,000 Private Placement Warrants initially purchased by the Sponsors at a price of $1.00 per warrant, for an aggregate price of $6,250,000. The 3,375,000 Private Placement Warrants to be retained by the Sponsors have an aggregate market value of approximately (i) $2,801,250, based on the closing price of SPAC Warrants of $0.83 on Nasdaq on August 16, 2021, the trading date immediately prior to the filing date of this proxy statement/prospectus, and (ii) $            , based on the closing price of SPAC Warrants of $             on Nasdaq on             , 2021, the record date for the Extraordinary General Meeting.

•        Union’s Sponsors, officers and directors, and any of their respective affiliates, will not receive reimbursement for any out-of-pocket expenses incurred by them on Union’s behalf incident to identifying, investigating and consummating a business combination to the extent such expenses exceed the amount not required to be retained in the Trust Account, unless a business combination is consummated. As of December 31, 2020, no more than $100,000 in out of-pocket expenses have been incurred by Union’s directors incident to identifying, investigating and consummating a business combination;

•        the potential continuation of certain of Union’s officers and directors as directors of Holdco;

•        the continued indemnification of current directors and officers of Union and the continuation of directors’ and officers’ liability insurance after the Business Combination;

•        the Sponsors will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate; and

•        the Sponsors and their respective affiliates can earn a positive rate of return on their investment, even if other Union shareholders experience a negative rate of return in the post-business combination company.

These interests may influence Union’s directors in making their recommendation to vote in favor of the approval of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus. You should also read the section entitled “The Business Combination — Interests of Union’s Directors and Officers in the Business Combination.”

Reasons for the Approval of the Business Combination

After careful consideration, Union’s board of directors recommends that Union’s shareholders vote “FOR” each proposal being submitted to a vote of the Union shareholders at the Extraordinary General Meeting. For a description of Union’s reasons for the approval of the Business Combination and the recommendation of Union’s board of directors, see the section entitled “The Business Combination — Union’s Board of Directors’ Reasons for the Approval of the Business Combination”.

Redemption Rights

Pursuant to the SPAC Articles, holders of Public Shares may elect to have their shares redeemed for cash at the applicable redemption price per share calculated in accordance with Union’s amended and restated articles of association. As of June 14, 2021, this would have amounted to approximately $10.10 per share. On April 12, 2021, Union announced that if the Extension Amendment to the SPAC Articles were approved, Union would deposit the Contribution into the Trust Account. The terms of the Contribution are that each month, commencing on, and including, April 22, 2021, until the earlier of October 22, 2021 and the consummation of the Business Combination, a deposit in an amount equal to $0.02 per Public Share will be made into the Trust Account. As of April 16, 2021, in connection with the Extension Amendment to the SPAC Articles, the holders of 6,446,836 SPAC Ordinary Shares properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.07 per share, for an aggregate redemption amount of approximately $64,898,080.62. A Contribution in the amount of $271,063.28 was made for each of April, May, June and July of 2021. If a holder of Public Shares exercises its redemption rights, then such holder will be exchanging its SPAC Ordinary Shares for cash and will not own Holdco Ordinary Shares following the closing of the Business Combination. Such a holder will be entitled to receive cash for its Public Shares only if it properly demands redemption and delivers its share certificates (if any) and other redemption forms (either physically or electronically) to the Transfer Agent in accordance with the procedures described herein. Notwithstanding the foregoing, a holder of the Public Shares, together with any affiliate of his or her or any other person with whom he or she is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act) will be restricted from seeking redemption rights with respect to more than 15% (the “15% threshold”) of the SPAC Ordinary Shares included in the SPAC Units sold in the IPO in connection with any vote on a business combination. Accordingly, all Public Shares in excess of the 15% threshold beneficially owned by a Public Shareholder or group will not be redeemed for cash.

Union has no specified maximum redemption threshold under its amended and restated articles of association, other than the aforementioned 15% threshold. Each redemption of SPAC Ordinary Shares by Public Shareholders will reduce the amount in the Trust Account. The Business Combination Agreement provides that each party’s obligation to consummate the Business Combination is conditioned on the amount in the Trust Account, including the aggregate amount of the PIPE Investment Amount. The conditions to closing in the Business Combination Agreement are for the sole benefit of the parties thereto and may be waived by such parties, subject to certain conditions. If as a result of redemptions of SPAC Ordinary Shares this condition is not met or is not waived, then each of Union and Procaps may elect not to consummate the Business Combination. In addition, in no event will Union redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001, as provided in the SPAC Articles and as required as a closing condition to each party’s obligation to consummate the Business Combination under the terms of the Business Combination Agreement. Union shareholders who wish to redeem their public shares for cash must refer to and follow the procedures set forth in the section entitled “Extraordinary General Meeting — Redemption Rights” to properly redeem their public shares.

Impact of the Business Combination on Holdco’s Public Float

It is anticipated that, upon completion of the Business Combination, (i) Union’s existing Shareholders, including the Initial Shareholders, will own approximately 15.5% of the issued and outstanding Holdco Ordinary Shares, including 5,000,000 Holdco Ordinary Shares held by the Initial Shareholders that will be subject to certain lock-up arrangements pursuant to the Registration Rights and Lock-Up Agreement and 1,250,000 Holdco Ordinary Shares that will be held in escrow subject to release pursuant to the terms of the Transaction Support Agreement, (ii) the Procaps Shareholders will own approximately 76.1% of the issued and outstanding Holdco Ordinary Shares, all of which will be subject to certain lock-up arrangements pursuant to the Registration Rights and Lock-Up Agreement and including 10,464,612 Holdco Ordinary Shares that will be held in escrow subject to release pursuant to the terms of the Transaction Support Agreement, and (iii) the Subscribers in the PIPE will own approximately 8.4% of the issued and outstanding Holdco Ordinary Shares. These relative percentages assume that (i) none of Union’s existing Public Shareholders exercise their redemption rights in connection with the approval of the Business Combination with respect to their Public Shares, (ii) the SPAC Transaction Expenses do not exceed the SPAC Transaction Expenses Cap and (iii) no additional equity securities of Union are issued at or prior to Closing, other than the 10,000,000 PIPE Shares currently subscribed for and to be issued in connection with the PIPE. If the actual facts are different than these assumptions, the percentage ownership retained by Union’s existing Shareholders will be different. Certain figures included in this section have been rounded for ease of presentation and, as a result, percentages may not sum to 100%.

The following tables present the share ownership of various holders of Holdco Ordinary Shares upon the closing of the Business Combination and are based on the assumptions that (i) the Closing Date shall be August 31, 2021, (ii) the SPAC Transaction Expenses do not exceed the SPAC Transaction Expenses Cap, (iii) no additional equity securities of Union are issued at or prior to Closing, other than the 10,000,000 PIPE Shares currently subscribed for and to be issued in connection with the PIPE and (iv) the following redemption scenarios:

No Redemptions:    This scenario assumes that none of Union’s existing Public Shareholders exercise their redemption rights in connection with the approval of the Business Combination with respect to their Public Shares.

Maximum Redemptions:    This scenario assumes that Union’s existing Public Shareholders exercise their redemption rights with respect to approximately 5.0 million Public Shares (approximately 37% of the issued, outstanding and unredeemed Public Shares) in connection with the approval of the Business Combination, at a price of $10.00 per share. This maximum redemption scenario reflects the maximum number of SPAC Ordinary Shares that may be redeemed and still allow Union to meet the Minimum Cash Condition and the closing condition that the Holdco Ordinary shares be approved for listing on Nasdaq. The Nasdaq listing condition requires Holdco to have a market value of unrestricted publicly held shares, or “public float,” of at least $45 million. Assuming this maximum redemption scenario and a SPAC Ordinary Share price of $10.00 per share, Holdco is expected to have a public float of approximately $85.0 million.

Interim Redemption:    This scenario assumes that Union’s existing Public Shareholders exercise their redemption rights with respect to approximately 3.6 million Public Shares (approximately 26% of the issued, outstanding and unredeemed Public Shares) in connection with the approval of the Business Combination, at a price of $10.00 per share.

Shareholders of Holdco Post Business Combination	No Redemption			Maximum Redemption			Interim Redemption
	Number of Holdco Ordinary Shares in millions		% of Total(6)	Number of Holdco Ordinary Shares in millions		% of Total(6)	Number of Holdco Ordinary Shares in millions		% of Total(6)
Public Shareholders	13.6		11.3%	8.5		7.4%	10.0		8.6%
Initial Shareholders(1)	5.0	(3)	4.2%	5.0	(3)	4.4%	5.0	(3)	4.3%
Minski Family(2)	67.5	(4)	56.4%	67.5	(4)	58.9%	67.5	(4)	58.1%
Hoche	15.7		13.1%	15.7		13.7%	15.7		13.5%
IFC	7.9	(5)	6.6%	7.9	(5)	6.9%	7.9	(5)	6.8%
Subscribers in the PIPE	10.0		8.4%	10.0		8.7%	10.0		8.6%
Total	119.7		100.0%	114.6		100.0%	116.1		100.0%

____________

(1)      Includes all officers and directors of Union that hold Founder Shares.

(2)      Includes Deseja, Simphony and Sognatore.

(3)      Includes 1,250,000 Holdco Ordinary Shares that will be held in escrow subject to release pursuant to the terms of the Transaction Support Agreement.

(4)      Includes 10,464,612 Holdco Ordinary Shares that will be held in escrow subject to release pursuant to the terms of the Transaction Support Agreement.

(5)      Assumes Holdco’s redemption of the 6 million Holdco Redeemable B Shares from IFC.

(6)      Approximate percentage of total outstanding Holdco Ordinary Shares following the closing of the Business Combination.

For more information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

Organizational Structure

Prior to the Business Combination

The following diagram shows the current ownership structure of Union (excluding the impact of the shares underlying the Union Warrants).

____________

(1)      For more information about the ownership interests of our Initial Shareholders, including the Sponsors, prior to the Business Combination, please see the section entitled “Security Ownership of Certain Beneficial Owners and Management”

The following diagram shows the current structure of Procaps.

Procaps Shareholders
100%
Crynssen Pharma Group Limited (Malta – Procaps)
100%
Unimed Farmaceutica Holding S.L. (Spain)
100%
Allophane Holdings S.L. (Spain)
100%
Hadwen International Limited (British Virgin Islands)
100%
Procaps Group, S.A. (Luxembourg – Holdco)
100%
Sofgen Pharma LLC (Delaware)
99.7%
Unimed del Peru S.A. (Peru)
100%
OZLEM Limited (Cayman Islands – Merger Sub)

____________

(1)      For more information about the ownership interests of Procaps, prior to the Business Combination, please see the section entitled “Security Ownership of Certain Beneficial Owners and Management”.

(2)      The diagram above only shows select subsidiaries of Procaps.

The following diagram shows the pro forma ownership percentages (excluding the impact of the shares underlying the Holdco Warrants) and structure of Holdco immediately following the consummation of the Business Combination. These relative percentages assume that (i) none of Union’s existing Public Shareholders exercise their redemption rights in connection with the approval of the Business Combination with respect to their Public Shares, (ii) the SPAC Transaction Expenses do not exceed the SPAC Transaction Expenses Cap, (iii) no additional equity securities of Union are issued at or prior to Closing other than the PIPE Shares and (iv) a Closing Date of August 31, 2021.

____________

(1)      The diagram above only shows selected subsidiaries of Procaps.

Board of Directors of Holdco Following the Business Combination

At the Merger Effective Time, the Holdco Board is expected to be comprised of seven members, including Daniel W. Fink, Kyle P. Bransfield, Ruben Minski, Jose Minski, Alejandro Weinstein, Luis Fernando Castro and David Yanovich. See “Certain Agreements Related to the Business Combination — Nomination Agreement” for additional information regarding post-closing nomination rights with respect to the Holdco board of directors.

Material Tax Consequences

For a detailed discussion of certain U.S. federal income tax consequences and Luxembourg tax consequences of the Business Combination, see the sections titled “Material U.S. Federal Income Tax Considerations” and “Material Luxembourg Income Tax Considerations” in this proxy statement/prospectus.

Accounting Treatment

The Business Combination will be accounted for as a capital reorganization in accordance with IFRS. Under this method of accounting, Union will be treated as the “acquired” company for financial reporting purposes, and Procaps will be the accounting “acquirer”. This determination was primarily based on the assumption that Procaps’ shareholders will hold a majority of the voting power of the Combined Company, Procaps’ operations will substantially comprise the ongoing operations of the Combined Company, Procaps’ designees are expected to comprise a majority of the governing body of the Combined Company, and Procaps’ senior management will comprise the senior management of the Combined Company. However, Union does not meet the definition of a “business” pursuant to IFRS 3 Business Combinations, and thus, for accounting purposes, the Business Combination will be accounted for as a capital reorganization. The net assets of Union will be stated at historical cost, with no goodwill or other intangible assets recorded. The deemed costs of the shares issued by Procaps, which represents the fair value of the shares that Procaps would have had to issue for the ratio of ownership interest in the Combined Company to be the same as if the Business Combination had taken the legal form of Procaps acquiring shares of Union, in excess of the net assets of Union will be accounted for as stock-based compensation under IFRS 2 Share-based payment.

Other Shareholder Proposals

In addition to the Business Combination Proposal, Union shareholders will be asked to vote on the Merger Proposal, Nasdaq Proposal and the Adjournment Proposal. For more information about these proposals, see the sections entitled “Proposal No. 2 — The Merger Proposal,” “Proposal No. 3 — The Nasdaq Proposal” and “Proposal No. 4 — The Adjournment Proposal.”

Appraisal or Dissenters’ Rights

With respect to the Merger, the Cayman Islands Companies Act provides for a right of dissenting Union shareholders to be paid the fair value of their shares upon their dissenting to the merger set out in such law.

Dissenter or appraisal rights are not available to holders of Holdco Shares in connection with the Business Combination.

Holders of SPAC Units and SPAC Warrants do not have appraisal rights in respect to their SPAC Units and SPAC Warrants in connection with the Business Combination under the Cayman Islands Companies Act.

Holders of SPAC Ordinary Shares who comply with the applicable requirements of Section 238 of the Cayman Islands Companies Act may have the right, under certain circumstances, to object to the Merger and exercise statutory appraisal (“dissenter”) rights, including rights to seek payment of the fair value of their SPAC Ordinary Shares. These statutory appraisal rights are separate to the right of Public Shareholders to elect to have their shares redeemed for cash at the applicable redemption price in accordance with the SPAC Articles. It is possible that, if shareholders of Union exercise their statutory dissenter rights, the fair value of the SPAC Ordinary Shares determined under Section 238 of the Cayman Islands Companies Act could be more than, the same as, or less than shareholders would obtain if they exercise their redemption rights as described herein. However, it is Union’s view that such fair market value would equal the amount which shareholders of Union would obtain if they exercise their redemption rights as described herein. Shareholders need not vote against any of the Proposals at the Extraordinary General Meeting in order to exercise their statutory dissenter rights under the Cayman Islands Companies Act.

Shareholders who do wish to exercise dissenter rights, if applicable (“Dissent Rights” and the shares held by such shareholders, the “Dissenting Shares”), will be required to deliver notice to Union prior to the Extraordinary General Meeting and follow the process prescribed in Section 238 of the Cayman Islands Companies Act. This is a separate process with different deadline requirements to the process which shareholders must follow if they wish to exercise their redemption rights in accordance with the SPAC Articles.

At the Merger Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 238 of the Cayman Islands Companies Act. Notwithstanding the foregoing, if any such holder shall have failed to perfect or prosecute or shall have otherwise waived, effectively withdrawn or lost his, her or its rights under Section 238 of the Cayman Islands Companies Act or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 238 of the Cayman Islands Companies Act, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares under Section 238 of the Cayman Islands Companies Act shall cease and such SPAC Ordinary Shares shall no longer be considered Dissenting Shares for purposes hereof and such holder’s SPAC Ordinary Shares shall thereupon be deemed to have been converted as of the effective time of the Merger into the right to receive one Holdco Ordinary Share.

In the event that any holder of SPAC Ordinary Shares delivers notice of their intention to exercise Dissent Rights, if any, Union shall have the right and may at its sole discretion delay the consummation of the Business Combination in order to invoke the limitation on dissenter rights under Section 239 of the Cayman Islands Companies Act. In such circumstances where the exception under Section 239 of the Cayman Islands Companies Act is invoked, no Dissent

Rights shall be available to shareholders of Union, including those shareholders of Union who have delivered a written objection to the Merger prior to the Extraordinary General Meeting and followed the process prescribed in Section 238 of the Cayman Islands Companies Act, and each such holder’s SPAC Ordinary Shares shall thereupon be deemed to have been converted as of the effective time of the Merger into the right to receive one Holdco Ordinary Share. Accordingly, shareholders of Union are not expected to ultimately have any appraisal or dissent rights in respect of their SPAC Ordinary Shares in connection with the Merger or Business Combination.

Date, Time and Place of the Extraordinary General Meeting

The Extraordinary General Meeting will be held virtually, at https://www.cstproxy.com/unionacquisitioncorpii/sm2021, at               , Eastern Time, on               , 2021. For the purposes of the SPAC Articles, the physical location of the Extraordinary General Meeting shall be the offices of Linklaters LLP located at 1290 Avenue of the Americas, New York, NY 10104.

Record Date and Voting

You will be entitled to vote or direct votes to be cast at the Extraordinary General Meeting if you owned SPAC Ordinary Shares at the close of business on               , 2021 which is the record date for the Extraordinary General Meeting. You are entitled to one vote for each SPAC Ordinary Share that you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were                SPAC Ordinary Shares outstanding.

Currently, the Initial Shareholders own 26.9% of Union’s issued and outstanding SPAC Ordinary Shares, including all of the Founder Shares, and the Initial Shareholders, including the directors and officers of Union, have agreed to vote any SPAC Ordinary Shares owned by them in favor of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus. Union’s issued and outstanding warrants do not have voting rights at the Extraordinary General Meeting.

Proxy Solicitation

Proxies may be solicited by mail. Union has engaged Innisfree to assist in the solicitation of proxies. If a shareholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the Extraordinary General Meeting. A shareholder may also change its vote by submitting a later-dated proxy as described in the section entitled “Extraordinary General Meeting — Revocability of Proxies.”

Quorum and Required Vote for Proposals for the Extraordinary General Meeting

The approval of each of the Business Combination Proposal, the Nasdaq Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the shareholders of Union that are entitled to vote and who attend and vote at the Extraordinary General Meeting. Accordingly, a Union shareholder’s failure to vote by proxy or in person (including virtually) at the Extraordinary General Meeting will not be counted towards the number of SPAC Ordinary Shares required to validly establish a quorum and, if a valid quorum is otherwise established, such failure to vote will have no effect on the outcome of any vote on such proposals. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum but will have no effect on any of the Proposals. The Initial Shareholders and the other current directors and officers of Union have agreed to vote their Founder Shares and any SPAC Ordinary Shares purchased by them during or after the IPO in favor of such proposals.

The approval of the Merger Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of a majority of at least two-thirds of the shareholders of Union that are entitled to vote and who attend and vote at the Extraordinary General Meeting. Accordingly, a Union shareholder’s failure to vote by proxy or in person (including virtually) at the Extraordinary General Meeting will not be counted towards the number of SPAC Ordinary Shares required to validly establish a quorum and, if a valid quorum is otherwise established, such failure to vote will have no effect on the outcome of any vote on the Merger Proposal. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum but will have no effect on any of the Proposals, including the Merger Proposal.

The Closing of the Business Combination is conditioned on the approval of the Business Combination Proposal, the Merger Proposal and the Nasdaq Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

Recommendation to Union Shareholders

Union’s board of directors believes that each of the Business Combination Proposal, the Merger Proposal, the Nasdaq Proposal and the Adjournment Proposal, is in the best interests of Union and its shareholders and recommends that its shareholders vote “FOR” each of the proposals to be presented at the Extraordinary General Meeting.

Summary Risk Factors

In evaluating the proposals set forth in this proxy statement/prospectus, you should carefully read this proxy statement/prospectus, including the annexes, and especially consider the factors discussed in the section entitled “Risk Factors.” Some of the risks related to Union and Procaps are summarized below:

Union

•        Union may not be able to complete its initial business combination prior to October 22, 2021, in which case Union would cease all operations except for the purpose of winding up and Union would redeem its public shares and liquidate, in which case the Public Shareholders may only receive $10.00 per share, or less than such amount in certain circumstances, and its warrants will expire worthless.

•        In accordance with updated guidance from the SEC on accounting treatment of the warrants, Union’s management determined that Union’s warrants should be accounted for as liabilities rather than as equity and such requirement resulted in a restatement of Union’s previously issued financial statements, which has resulted in unanticipated costs and diversion of management resources and may have an adverse effect on the market price of Holdco Ordinary Shares.

•        Union has identified a material weakness in its internal control over financial reporting related to the restatement described in its Annual Report on Form 10-K, as amended, which, if not remediated, could result in material misstatements in Union’s financial statements.

•        The ability of the Public Shareholders to exercise redemption rights with respect to a large number of SPAC Ordinary Shares could increase the probability that the Business Combination will be unsuccessful and that Union’s shareholders will have to wait for liquidation in order to redeem their Public Shares.

•        If a shareholder fails to receive notice of Union’s offer to redeem its Public Shares in connection with the Business Combination or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

•        You will not have any rights or interests in funds from the trust account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your public shares or warrants, potentially at a loss.

•        The Sponsors and Union’s directors, officers, advisors or their affiliates may elect to purchase shares from Public Shareholders, which may influence a vote on a proposed business combination and reduce the public “float” of the SPAC Ordinary Shares.

•        If a shareholder or a “group” of shareholders are deemed to hold in excess of 15% of SPAC Ordinary Shares, such shareholder or group will lose the ability to redeem all such shares in excess of 15% of SPAC Ordinary Shares.

•        If, before distributing the proceeds in the Trust Account to the Public Shareholders, Union files a voluntary bankruptcy petition or an involuntary bankruptcy petition is filed against Union that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of Union’s shareholders and the per-share amount that would otherwise be received by Union’s shareholders in connection with Union’s liquidation may be reduced.

•        Union’s shareholders may be held liable for claims by third parties against Union to the extent of distributions received by them upon redemption of their shares.

•        Union’s shareholders cannot be sure of the market value of the Holdco Ordinary Shares to be issued upon completion of the Business Combination.

•        The Holdco Ordinary Shares to be received by Union’s shareholders as a result of the Business Combination will have different rights from SPAC Ordinary Shares.

•        Union’s Sponsors, officers and directors have agreed to vote in favor of the Business Combination, regardless of how the Public Shareholders vote.

•        The exercise of discretion by Union’s directors and officers in agreeing to changes to the terms of or waivers of closing conditions in the Business Combination Agreement may result in a conflict of interest when determining whether such changes to the terms of the Business Combination Agreement or waivers of conditions are appropriate and in the best interests of Union securityholders.

•        Union’s board of directors did not obtain a fairness opinion in determining whether or not to proceed with the Business Combination and, as a result, the terms may not be fair from a financial point of view to the Public Shareholders.

•        The Sponsor and Union’s executive officers and directors have potential conflicts of interest in recommending that shareholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in the Registration Statement of which this proxy statement/prospectus is a part.

•        If Union fails to consummate the PIPE, it may not have enough funds to complete the Business Combination.

•        Subsequent to the completion of the Business Combination, Holdco may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on Holdco’s financial condition, results of operations and share price, which could cause you to lose some or all of your investment.

•        Public Shareholders at the time of the Business Combination who purchased their SPAC Units in Union’s IPO and do not exercise their redemption rights may pursue rescission rights and related claims.

•        Union’s shareholders will have a reduced ownership and voting interest after consummation of the Business Combination and will exercise less influence over management.

•        Union’s and Procaps’ ability to consummate the Business Combination may be materially adversely affected by the COVID-19 pandemic.

•        The securities in which Union invests the funds held in the Trust Account could bear a negative rate of interest, which could reduce the value of the assets held in trust such that the per-share redemption amount received by Public Shareholders may be less than $10.00 per share.

•        Cyber incidents or attacks directed at us could result in information theft, data corruption, operational disruption and/or financial loss.

Procaps

•        The development of new pharmaceutical products is a complex, risky and lengthy process involving significant financial, research and development and other resources, which may be delayed due to various factors. Such delays can result in increased costs or the emergence of competing products, which may have a material adverse effect on Procaps’ business, financial condition and results of operations.

•        Procaps is subject to strict controls on the commercialization processes for its pharmaceutical products, including their development, manufacture, distribution and marketing, which vary by country and by region. Any delays in regulatory reviews or approvals could delay Procaps’ ability to market our products, which could have a material adverse effect on its business, financial condition and results of operations.

•        Procaps’ future results of operations are subject to fluctuations in the costs, availability, and suitability of the components of the products it manufactures, including active pharmaceutical ingredients, excipients, purchased components, and raw materials. In addition, the COVID-19 pandemic may interfere with the operations of certain of Procaps’ direct or indirect suppliers or with international trade for these supplies, which could raise Procaps’ costs or reduce the productivity or slow the timing of its operations, which could have a material adverse effect on its business, financial condition and results of operations.

•        A disruption at any of Procaps’ main manufacturing facilities could materially and adversely affect its business, financial condition and results of operations.

•        Procaps’ independent registered public accounting firm has included an explanatory paragraph relating to Procaps’ ability to continue as a going concern in its report on Procaps’ audited consolidated financial statements included in this this proxy statement/prospectus.

•        Procaps has identified a material weakness in its internal control over financial reporting. If Procaps is unable to develop and maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results in a timely manner, which may adversely affect investor confidence in Procaps and materially and adversely affect its business and results of operations.

•        Procaps is an international company with operations primarily in Latin America and is subject to the market risks of the countries in which it manufactures and/or sells its products, and to risks associated with foreign exchange rates.

•        If Procaps does not enhance its existing products and services, or introduce new technology or service offerings in a timely manner, its products and services may become uncompetitive over time, or customers may not buy its products or buy less of them, which could have a material adverse effect on Procaps’ business, financial condition and results of operations.

•        The demand for OTC (as defined below) products may be impacted by changes in consumer preferences. If Procaps is unable to adapt to these changes, it may lose market share and its net sales may be negatively impacted, which could have a material adverse effect on Procaps’ business, financial condition and results of operations.

•        Procaps’ business depends upon certain customers for a significant portion of its sales, therefore, a disruption of Procaps’ relationship with these customers or any material adverse change in these customers’ businesses could have a material adverse effect on Procaps’ business, financial condition and results of operations.

•        Procaps depends on key personnel to operate and grow its business and to develop new and enhanced offerings and technologies and the loss of, or the failure to attract and retain, such key personnel could adversely affect its operations.

•        Procaps’ business, financial condition, and results of operations may be adversely affected by global health epidemics, including the COVID-19 pandemic.

•        Procaps may be unable to identify acquisition opportunities and successfully execute and close acquisitions, which could limit its potential for growth.

•        Procaps may not be able to realize the benefits of business acquisitions and divestitures it enters into, including being unable to successfully and efficiently integrate acquisitions or execute on dispositions, which could have a material adverse effect on its business, financial condition and results of operations.

•        The demand for Procaps’ iCDMO services depends in part on its customers’ research and development and the clinical and market success of their products. In the event Procaps’ customers spend less on, or are less successful in, these activities for any reason, including as a result of decrease in spending due to the COVID-19 pandemic or recessionary economic conditions caused in whole or in part by the pandemic, Procaps’ business, financial condition, and results of operations may be materially adversely affected.

•        Procaps participates in a highly competitive market, and increased competition may adversely affect its business, financial condition and results of operations.

•        Changes in market access or healthcare reimbursement for, or public sentiment towards Procaps, or its customers’, products in Latin America, the United States and other countries in which Procaps operates, or other changes in applicable policies regarding the healthcare industry, could adversely affect Procaps’ financial condition and results of operations by affecting demand for Procaps’ products and services.

•        The illegal trade in pharmaceutical products, including counterfeiting, theft and illegal diversion, is widely recognized. Public loss of confidence in the integrity of pharmaceutical products as a result of illegal trade could materially adversely affect Procaps’ reputation, financial condition and results of operation.

•        Procaps and its customers depend on patents, copyrights, trademarks, know-how, trade secrets, and other forms of intellectual property protections, but these protections may not be adequate.

•        Procaps’ products and services, or its customers’ products, may infringe on the intellectual property rights of third parties and any such infringement could have a material adverse effect on Procaps’ business.

•        A significant portion of medication on the market, including Procaps’, is subject to price control regulations. This control may limit Procaps’ margins and its ability to pass on cost increases to its customers, which could have a material adverse effect on Procaps’ business, financial condition and results of operations.

•        Procaps may be held liable if a consumer has an adverse health reaction to a product it sells or manufactures.

•        Procaps is subject to product and other liability risks that could exceed its anticipated costs or adversely affect its results of operations, financial condition, liquidity, and cash flows.

•        Failure to comply with existing and future regulatory requirements could adversely affect Procaps’ business, financial condition and results of operations, or result in claims from customers.

•        Procaps is subject to environmental, health, and safety laws and regulations, which could increase its costs and restrict its operations in the future.

•        Failure to meet regulatory or ethical expectations on environmental impact, including climate change, could affect Procaps’ ability to market and sell its products if other products with a better carbon footprint are available.

•        Procaps’ global operations are subject to economic, political, and regulatory risks, including the risks of changing regulatory standards or changing interpretations of existing standards that could affect its financial condition and results of operation or require costly changes to its business.

•        Tax legislative or regulatory initiatives, new interpretations or developments concerning existing tax laws, or challenges to Procaps’ tax positions could adversely affect its results of operations and financial condition.

•        Procaps is subject to labor and employment laws and regulations, which could increase its costs and restrict its operations in the future.

•        Procaps is subject to governmental export and import controls that could impair its ability to compete in international markets and subject it to liability if Procaps is not in compliance with applicable laws.

•        Failure to comply with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010 and similar laws associated with Procaps’ activities in other jurisdictions could subject Procaps to penalties and other adverse consequences.

Selected Historical Financial Data of Union

The following tables summarize the relevant financial data for Union’s business and should be read in conjunction with the section entitled “Union Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Union’s audited financial statements as of and for the fiscal year ended September 30, 2020, and the notes related thereto, and Union’s unaudited financial statements as of and for the nine months ended June 30, 2021, and the notes related thereto, which are included elsewhere in this proxy statement/prospectus.

Union’s balance sheet data as of June 30, 2021 and statement of operations data for the nine months ended June 30, 2021 are derived from Union’s unaudited financial statements included elsewhere in this proxy statement/prospectus. Union’s balance sheet data as of September 30, 2020 and September 30, 2019, and statement of operations data for the year ended September 30, 2020 and September 30, 2019 are derived from Union’s audited financial statements included elsewhere in this proxy statement/prospectus.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read the following selected financial information in conjunction with Union’s financial statements and related notes and the section entitled “Union Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this proxy statement/prospectus.

Income Statement Data:	Nine months ended June 30, 2021	Year ended September 30, 2020	Period from December 6, 2018 (inception) through September 30, 2019
General and administrative expenses	$1,023,152	$867,455	$15,175
Loss from operations	(1,023,152)	(867,455)	(15,175)
Other income (expense)
Change in fair value of warrant liabilities	(4,575,000)	(13,050,000)	—
Interest earned on marketable securities held in Trust Account	44,435	1,367,922	—
Other (expense) income, net	(4,530,565)	(11,682,078)	—
Net loss	$(5,553,717)	$(12,549,533)	$(15,175)
Weighted average shares outstanding of redeemable ordinary shares	18,293,485	20,000,000	—
Basic and diluted net income (loss) per ordinary share	$0.00	$0.07	$0.00
Weighted average shares outstanding of non-redeemable ordinary shares	5,000,000	5,000,000	4,375,000
Basic and diluted net (loss) income per ordinary share	$(1.12)	$(2.78)	$(0.00)

Balance Sheet Data:	June 30, 2021	September 30, 2020	September 30, 2019
ASSETS
Current Assets
Cash	$2,126	$955,800	$27,831
Prepaid expenses	41,100	96,472	—
Total Current Assets	43,226	1,052,272	27,831
Deferred offering costs	—	—	213,307
Cash and marketable securities held in Trust Account	137,245,382	201,323,339	—
TOTAL ASSETS	$137,288,608	$202,375,611	$241,138
LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities
Accrued expenses	$121,146	$144,541	$—
Accrued offering costs	—	—	56,313
Advances from related parties	813,190	—	—
Promissory note – related party	—	—	175,000
Total Current Liabilities	934,336	144,541	231,313
Warrant liabilities	30,075,000	25,500,000	—
TOTAL LIABILITIES	31,009,336	25,644,541	231,313
Commitments and Contingencies
Ordinary shares subject to possible redemption, 13,553,164 and 17,173,106 shares at redemption value as of June 30, 2021 and September 30, 2020, respectively	135,101,919	171,731,060	—
Ordinary shares subject to possible redemption, $0.0001 par value, 17,173,106 and 0 shares at redemption value at $10.00 per share at September 30, 2020 and 2019, respectively	—	171,731,060	—
Shareholders’ (Deficit) Equity
Preference shares, $0.0001 par value, 1,000,000 shares authorized; no shares issued and outstanding	—	—	—
Ordinary shares, $0.0001 par value, 150,000,000 shares authorized; 5,000,000 and 7,826,894 shares issued and outstanding (excluding 13,553,164 and 17,173,106 shares subject to possible redemption) at June 30, 2021 and September 30, 2020, respectively	500	783	—
Ordinary shares, $0.0001 par value, 150,000,000 shares authorized; 7,826,894 and 5,031,250 shares issued and outstanding (excluding 17,173,106 and -0- shares subject to possible redemption) at September 30, 2020 and 2019, respectively	—	783	503
Additional paid-in capital	—	17,563,935	24,497
Accumulated deficit	(28,823,147)	(12,564,708)	(15,175)
Total Shareholders’ (Deficit) Equity	(28,822,647)	5,000,010	9,825
TOTAL LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY	$137,288,608	$202,375,611	$241,138

Selected Historical Financial Data of Procaps

The information presented below is derived from Procaps’ audited consolidated financial statements included elsewhere in this proxy statement/prospectus as of and for the fiscal years ended December 31, 2020 and 2019 (the “Consolidated Financial Statements”). The information presented below should be read alongside Procaps’ Consolidated Financial Statements and accompanying footnotes included elsewhere in this proxy statement/prospectus. You should read the following financial data together with “Risks Related to Procaps” and “Procaps Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

The following table highlights key measures of Procaps’ financial condition and results of operations (in thousands of U.S. dollars, except for per share amounts):

Consolidated Statement of Profit or Loss and Other Comprehensive Income:	For the Year ended December 31,
	2020	2019
Revenue	$331,467	324,792
Cost of sales	(140,153)	(142,294)
Gross Profit/(Loss)	191,314	182,498

Sales and marketing expenses	(69,629)	(84,810)
Administrative expenses	(58,631)	(60,257)
Finance expenses	(54,489)	(42,983)
Other expenses	(7,716)	(4,426)
Income (loss) before tax	849	(9,978)

Income tax expense	(11,296)	(7,035)
Gain (loss) for the year	$(10,447)	(17,013)

Consolidated Statement of Financial Position (at period end)	As of December 31,
	2020	2019
Assets:
Non-current assets:
Property, plant and equipment, net	$70,335	74,915
Right-of-use assets	43,195	38,296
Intangible assets	27,583	23,201
Deferred tax assets	21,769	16,215
Total non-current assets	174,836	165,279
Current assets:
Cash	4,229	2,042
Trade and other receivables, net	96,493	96,466
Inventories, net	64,284	65,002
Current tax assets	16,774	6,697
Total current assets	184,702	172,449
Total assets	359,538	337,728

Liabilities and Stockholders’ Equity (Deficit):
Equity (Deficit):
Share premium	$54,412	54,412
Reserves	39,897	28,681
Accumulated deficit	(327,344)	(305,634)
Accumulated other comprehensive loss	(24,421)	(23,753)
Total equity (deficit)	(254,678)	(243,947)

Non-current liabilities:
Borrowings	339,738	320,462
Total non-current liabilities	374,588	333,198
Current liabilities:
Borrowings	102,621	90,157
Trade and other payables	106,275	114,426
Total current liabilities	239,628	248,477
Total liabilities and stockholders’ equity (deficit)	359,538	337,728
Consolidated Statement of Cash Flows:	For the Year ended December 31,
	2020	2019
Net Cash provided by operating activities	$52,815	49,976
Net Cash used in investing activities	(17,286)	(12,112)
Net Cash provided by (used in) financing activities	(22,209)	(28,596)
Net increase (decrease) in cash	13,320	9,268

	For the Year ended December 31,
Other Financial Data	2020	2019
Contribution Margin(1)(2)	$121,685	97,688
Adjusted EBITDA(1)(3)(4)	84,619	59,136
Net revenue on a constant currency basis(5)	363,537	324,792
Contribution Margin on a constant currency basis (1)(2)(5)	134,585	97,688
Adjusted EBITDA on a constant currency basis (1)(3)(5)	93,455	59,136

____________

(1)      Contribution Margin and Adjusted EBITDA are non-IFRS measures. We include these metrics as supplemental disclosures because we believe they are useful indicators of our operating performance. Contribution Margin and Adjusted EBITDA are well recognized performance measures in the pharmaceutical industry that are frequently used by investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry. However, because Contribution Margin and Adjusted EBITDA are non-IFRS measures and their calculation is not determined in accordance with IFRS, such measures are susceptible to varying calculations and not all companies calculate the measures in the same manner. As a result, Procaps’ calculation of Contribution Margin and Adjusted EBITDA as presented may not be directly comparable to similarly titled measures by other companies.

(2)      We define Contribution Margin as gross profit less selling expenses. For a reconciliation of gross profits to Contribution Margin, see “Procaps’ Management’s Discussion and Analysis of Financial Condition and Results of Operations –– Non-IFRS Financial Measures –– Contribution Margin.”

(3)      We define Adjusted EBITDA as EBITDA (which is defined as profit (loss) for the year before interest expense, net, income tax expense and depreciation and amortization) as further adjusted to exclude certain isolated costs incurred as a result of the COVID-19 pandemic, certain costs related to business transformation initiatives, certain foreign currency translation adjustments, certain other finance costs adjustments and adjustments in connection with Colombia’s value-added tax reform. For a reconciliation of net income/(loss) to EBITDA and Adjusted EBITDA, see “Procaps’ Management’s Discussion and Analysis of Financial Condition and Results of Operations –– Non-IFRS Financial Measures –– EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin.”

(4)      IFRS 9 — Financial Instruments requires us to apply a forward-looking model to estimate credit losses of our accounts receivable. The application of the forward-looking credit losses model, together with the write-off of certain accounts receivable balances, resulted in (i) a reversal of selling expenses in the amount of $0.7 million for the year ended December 31, 2020, which had a positive impact on Adjusted EBITDA, and (ii) selling expenses of $2.6 million for the year ended December 31, 2019, which had a negative impact on Adjusted EBITDA. Additionally, Adjusted EBITDA was negatively impacted by inventory provisions and the write down of inventories included in cost of sales in the amount of $5.8 million and $3.1 million for the years ended December 31, 2020 and 2019, respectively. For more information, see “Procaps’ Management’s Discussion and Analysis of Financial Condition and Results of Operations –– Non-IFRS Financial Measures –– EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin.”

(5)      As exchange rates are an important factor in understanding period-to-period comparisons, we believe the presentation of results on a constant currency basis helps improve investors’ ability to understand our operating results and evaluate our performance in comparison to prior periods. Constant currency information is non-IFRS financial information that compares results between periods as if exchange rates had remained constant period-over-period. We calculate constant currency by calculating current-year results (fiscal year ended December 31, 2020) using prior-year (fiscal year ended December 31, 2019) foreign currency exchange rates. These results should be considered in addition to, not as a substitute for, results reported in accordance with IFRS. Results on a constant currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not measures of performance presented in accordance with IFRS. For additional information on constant currency results and metrics, see “Procaps’ Management’s Discussion and Analysis of Financial Condition and Results of Operations –– Non-IFRS Financial Measures –– Use of Constant Currency” and “Procaps’ Management’s Discussion and Analysis of Financial Condition and Results of Operations –– Results of Operations.”

Selected Unaudited Pro Forma Condensed Combined Financial Information

Union is providing the following selected unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the transactions.

The following selected unaudited pro forma condensed combined balance sheet as of December 31, 2020 combines the historical balance sheet of Union as of September 30, 2020 with the historical consolidated balance sheets of Procaps as of December 31, 2020, giving pro forma effect to the Business Combinations and the PIPE Investment, as if they had occurred as of December 31, 2020.

The following selected unaudited pro forma condensed combined statements of operations for the year ended December 31, 2020 combine the historical statement of operations of Union for the year ended September 30, 2020, and the historical consolidated statements of operations of Procaps for year ended December 31, 2020, giving pro forma effect to the Business Combinations and the PIPE Investment as if they had occurred on January 1, 2020, the beginning of the earliest period presented.

The selected unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption of Union shares into cash:

•        Scenario 1 — Assuming no redemptions for cash:    This presentation assumes that no Union shareholders exercise redemption rights with respect to their SPAC Ordinary Shares upon consummation of the Business Combination; and

•        Scenario 2 — Assuming redemptions of 5.0 million SPAC Ordinary Shares for cash:    This presentation assumes that Union shareholders exercise their redemption rights with respect to a maximum of 5.0 million SPAC Ordinary Shares upon consummation of the Business Combination at a redemption price of approximately $10 per share. The maximum redemption amount is derived so that there is a minimum of $185 million of cash held either in or outside of the trust account, including the aggregate amount of any proceeds from the PIPE, after giving effect to the payments to redeeming shareholders of Union. Scenario 2 includes all adjustments contained in Scenario 1 and presents additional adjustments to reflect the effect of the maximum redemptions.

The historical financial information has been adjusted to give effect to the expected events that are related and/or directly attributable to the transactions and are factually supportable. The adjustments presented in the selected unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the Combined Company upon consummation of the transactions.

The historical financial statements of Procaps have been prepared in accordance with IFRS as issued by the IASB and in its presentation currency of the U.S. dollar. The historical financial statements of Union have been prepared in accordance with GAAP in its presentation currency of the U.S. dollar. The condensed combined pro forma financial information reflects IFRS, the basis of accounting used by the registrant, Holdco, and no material accounting policy difference is identified in converting Union’s historical financial statements to IFRS. The adjustments presented in the selected unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an accurate understanding of the Combined Company after giving effect to the Business Combination. Union and Procaps did not have any historical relationship prior to the Business Combinations. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

This information should be read together with Union’s and Procaps’ financial statements and related notes, “Union’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Procaps’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.

The selected unaudited pro forma condensed combined financial information is presented for illustrative purposes only. Such information is only a summary and should be read in conjunction with the section titled “Unaudited Pro Forma Combined Financial Information.” The financial results may have been different had the companies always been combined. You should not rely on the selected unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the Combined Company will experience.

Statement of Operations

			Pro Forma Combined
(in thousands of USD, except for per share information)	Procaps (Historical for the year ended 12/31/20)	Union (Historical for the year ended 09/30/20)	Scenario 1 – Assuming no redemptions	Scenario 2 – Assuming maximum redemptions
Net sales	331,467	—	331,467	331,467
Cost of sales	(140,153)	—	(140,153)	(140,153)
Gross profit	191,314	—	191,314	191,314

Formation and operating costs	—	(867)	(867)	(867)
Selling and marketing expenses	(69,629)	—	(69,629)	(69,629)
Administrative income/(expenses), net	(58,631)	—	(66,786)	(66,786)
Finance expenses	(54,489)	—	(90,509)	(90,509)
Change in FV of Warrant Liability	—	(13,050)	(13,050)	(13,050)
Interest earned on marketable securities held in Trust Account	—	1,368	—	—
Other operating income/(expenses), net	(7,716)		(86,270)	(86,270)
Income (loss) before tax	849	(12,549)	(135,797)	(135,797)
Income tax expense	(11,296)	—	(11,296)	(11,296)
Loss for the year	(10,447)	(12,549)	(147,093)	(147,093)

Total comprehensive loss for the year	(11,115)	(12,549)	(147,761)	(147,761)
Basic and diluted net income (loss) per share	(3.60)	0.07	(1.23)	(1.28)

Balance Sheet Data

			Pro Forma Combined
(in thousands of USD, except for per share information)	Procaps (Historical for the year ended 12/31/20)	Union (Historical for the year ended 09/30/20)	Scenario 1 – Assuming no redemptions	Scenario 2 – Assuming maximum redemptions
Total current assets	184,702	1,052	329,979	279,979
Total non-current assets	174,836	201,323	174,836	174,836
Total assets	359,538	202,375	504,815	454,815

Total current liabilities	239,628	145	239,628	239,628
Total non-current liabilities	374,588	197,231	160,815	160,815
Total equity	(254,678)	4,999	104,372	54,372
Total equity and liabilities	359,538	202,375	504,815	454,815

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this proxy statement/prospectus may constitute “forward-looking statements” for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this proxy statement/prospectus may include, for example, statements about:

•        our ability to consummate the Business Combination;

•        the benefits of the Business Combination;

•        the Combined Company’s financial performance following the Business Combination;

•        the ability to obtain or maintain the listing of the Holdco Ordinary Shares or Holdco Warrants on Nasdaq, following the Business Combination;

•        changes in Procaps’ strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

•        Procaps’ ability to develop and launch new products and services;

•        Procaps’ ability to successfully and efficiently integrate future acquisitions or execute on dispositions;

•        The availability of raw materials used in Procaps’ products and its ability to source such raw materials, or find adequate substitutes, in a cost-effective manner;

•        Procaps’ product development timeline and estimated R&D (as defined below) costs;

•        developments and projections relating to Procaps’ competitors and industry;

•        Procaps’ expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

•        the impact of the COVID-19 pandemic on Procaps’ business;

•        changes in applicable laws or regulations; and

•        the outcome of any known and unknown litigation and regulatory proceedings.

These forward-looking statements are based on information available as of the date of this proxy statement/ prospectus, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

You should not place undue reliance on these forward-looking statements in deciding how to vote your proxy or instruct how your vote should be cast on the proposals set forth in this proxy statement/prospectus. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•        the occurrence of any event, change or other circumstances that could delay the Business Combination or give rise to the termination of the Business Combination Agreement;

•        the outcome of any legal proceedings that may be instituted against Union, Holdco or Procaps following announcement of the proposed Business Combination and transactions contemplated thereby;

•        the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Union or to satisfy other conditions to the Closing in the Business Combination Agreement;

•        the ability to obtain or maintain the listing of the Holdco Ordinary Shares on Nasdaq following the Business Combination;

•        the risk that the proposed Business Combination disrupts current plans and operations of Procaps as a result of the announcement and consummation of the transactions described herein;

•        our ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of Procaps to grow and manage growth profitably following the Business Combination;

•        costs related to the Business Combination;

•        changes in applicable laws or regulations;

•        any identified material weaknesses in Procaps’ internal control over financial reporting which, if not corrected, could adversely affect the reliability of Procaps’ and Holdco’s financial reporting;

•        the effects of the COVID-19 pandemic on Procaps’ business;

•        the lack of a third-party valuation in determining whether or not to pursue the proposed transaction;

•        the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities;

•        the risk of failure in the development of new pharmaceutical products and the costs involved;

•        the risk that delays in regulatory reviews and approvals of new products could delay Procaps’ ability to market such products, and that post-approval requirements, including additional clinical trials, could result in increased costs;

•        the risk associated with fluctuations in the costs, availability, and suitability of the components of the products Procaps manufactures, including active pharmaceutical ingredients, excipients, purchased components, and raw materials;

•        the risk of a change in demand for Procaps products and services, consumer preferences and the possibility of rapid technological change in the highly competitive industry in which Procaps operates;

•        the risk that changes to price control regulations could negatively affect Procaps’ margins and its ability to pass on cost increases to its customers;

•        the risks associated with the effect of our products on our customers and potential exposure to product and other liability risks;

•        the risk of disruption at any of Procaps’ manufacturing facilities;

•        the risks associated with exchange rate volatility of the currencies in which Procaps does business;

•        the risk of any breach, disruption or misuse of our, or our external business partners’, information systems or cyber security efforts;

•        the risk of changes in market access or healthcare reimbursement for, or public sentiment towards Procaps’, or its customers’, products, or other changes in applicable policies regarding the healthcare industry;

•        the risk that Procaps, or its customers, is unable to secure or protect its intellectual property or that Procaps, or its customers, may infringe on the intellectual property rights of others;

•        the possibility that Union or Procaps may be adversely affected by other economic, business, and/or competitive factors; and

•        other risks and uncertainties described in this proxy statement/prospectus, including those under the section entitled “Risk Factors.”

Trademarks, Tradenames and Service Marks

This proxy statement/prospectus contains trademarks, trade names and service marks that are the property of Procaps, or one of its subsidiaries, as well as, for informational purposes, trademarks, trade names, and service marks that are the property of other organizations. Solely for convenience, certain trademarks, trade names, and service marks referred to in this report appear without the ®, ™ and SM symbols, but those references are not intended to indicate that we or the applicable owner, as the case may be, will not assert, to the fullest extent under applicable law, our or their rights to such trademarks, trade names, and service marks.

Risk Factors

In addition to the other information contained in (or incorporated by reference into) this proxy statement/prospectus, including the matters addressed under the heading “Forward-Looking Statements,” you should carefully consider the following risk factors in deciding how to vote on the proposals presented in this proxy statement/prospectus. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on Holdco’s business, reputation, revenue, financial condition, results of operations and future prospects, in which event the market price of the Holdco Ordinary Shares could decline, and you could lose part or all of your investment. Unless otherwise indicated, reference in this section and elsewhere in this proxy statement/ prospectus to the Procaps business being adversely affected, negatively impacted or harmed will include an adverse effect on, or a negative impact or harm to, the business, reputation, financial condition, results of operations, revenue and future prospects of Holdco.

References in this section to “we”, “our”, “us” or “Procaps” generally refer to Crynssen Pharma Group Limited.

Risks Related to Procaps

Risks Related to Product Development and Manufacturing

The development of new pharmaceutical products is a complex, risky and lengthy process involving significant financial, research and development and other resources, which may be delayed due to various factors. Such delays can result in increased costs or the emergence of competing products, which may have a material adverse effect on our business, financial condition and results of operations.

We develop advanced pharmaceutical oral delivery systems technologies primarily in the form of soft gelatin capsules (“Softgel”) that are used in the manufacturing of prescription pharmaceutical drugs (“Rx”) and over the counter (“OTC”) pharmaceutical products, as well as high-complexity drugs for hospital use, personal protective equipment, immunosuppressant, oncology and analgesics products and syringes, among other products. The development of new pharmaceutical products, including our advanced oral delivery systems, is a complex, inherently risky and lengthy process involving significant financial, research and development (“R&D”) and other resources. A project may be delayed at any stage of the process due to various factors, including failure to obtain the required regulatory approvals for the product being developed or for its manufacturing facilities in a timely manner.

Decisions on the launch of a new oral delivery system and the timing of such launches are primarily driven by our R&D development team. Once the development of the product is completed and the results and appropriate documentation is submitted to the applicable health authority, investments made in the manufacture of pre-launch product, marketing materials and sales force training, may result in additional expenses if the product is not approved in a timely manner. Additionally, other factors such as price negotiation, large-scale natural disasters or global pandemics, and competitor activity may significantly delay the launch of a new product.

Significant delays in the development and anticipated launch dates of new products could hinder our achievement of development targets, adversely affect the reputation of our R&D capabilities, allow our competitors to bring competing products to the market before we do, significantly reduce the return on costs incurred in preparing for the launch of seasonal products that are launched off-season, and result in increased costs if marketing and sales efforts need to be rescheduled, which could materially adversely affect our business, financial condition and results of operations.

We are subject to strict controls on the commercialization processes for our pharmaceutical products, including their development, manufacture, distribution and marketing, which vary by country and by region. Any delays in regulatory reviews or approvals could delay our ability to market our products, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to strict controls on the commercialization processes for our pharmaceutical products, including their development, manufacturing, distribution and marketing. The criteria for establishing safety, efficacy and quality, which are essential for securing marketing approvals, vary by country and by region. Regulators delay approvals and require additional data before approval is granted, even though the pharmaceutical products may already be approved or launched in other countries.

Factors including advances in science and technology, evolving regulatory science and new laws and policies, can result in delays in the approval of new pharmaceutical products, including new advanced oral delivery systems. While we seek to manage most of these risks, unanticipated and unpredictable policymaking by governments and regulators, limited regulatory authority resources or conflicting priorities can often lead to delays in regulatory approvals. Any such delays in regulatory reviews and approvals could delay the marketing of our products, resulting in increased costs as described above, which may have a material adverse effect on our business, financial condition and results of operations.

Our future results of operations are subject to fluctuations in the costs, availability, and suitability of the components of the products we manufacture, including active pharmaceutical ingredients, excipients, purchased components, and raw materials. In addition, the COVID-19 pandemic may interfere with the operations of certain of our direct or indirect suppliers or with international trade for these supplies, which could raise our costs or reduce the productivity or slow the timing of our operations, which could have a material adverse effect on our business, financial condition and results of operations.

We depend on various active pharmaceutical ingredients, components, compounds, raw materials, and energy supplied primarily by others for our offerings. This includes, but is not limited to, pharmaceutical and biologic ingredients, gelatin, starch, and iota carrageenan for our Softgel products, packaging films for our Rx and OTC products, and glass vials and syringes for injectable fill-finish for certain of our Rx and Diabetrics (as defined below) products. Also, certain of our customers provide to us their active pharmaceutical or biologic ingredient for formulation or incorporation in the finished product and may supply other raw materials as well. It is possible that any of our or our customers’ supplier relationships could be interrupted due to changing regulatory requirements, import or export restrictions, natural disasters, international supply disruptions, whether caused by pandemics or otherwise, geopolitical issues, operational or quality issues at the suppliers’ facilities, and other events, or could be terminated in the future.

For example, gelatin is a critical component in most of our Softgel products produced by our Nextgel segment. Gelatin is available from only a limited number of sources. In addition, much of the gelatin we use is bovine-derived. Past concerns of contamination from bovine spongiform encephalopathy (“BSE”), have narrowed the number of possible sources of particular types of gelatin. If there were a future disruption in the supply of gelatin from any one or more key suppliers, we may not be able to obtain an adequate alternative supply from our other suppliers. If future restrictions were to emerge on the use of bovine-derived gelatin due to concerns of contamination from BSE or otherwise, any such restriction could hinder our ability to timely supply our customers with products and the use of alternative non-bovine-derived gelatin could be subject to lengthy formulation, testing, and regulatory approval.

A disruption at any of our main manufacturing facilities could materially and adversely affect our business, financial condition and results of operations.

Our manufacturing operations are concentrated in six locations throughout Colombia, Brazil and El Salvador. A significant disruption at one or more of these facilities, whether it be due to fire, natural disaster, power loss, intentional acts of vandalism, climate change, war, terrorism, insufficient quality, or pandemic could materially and adversely affect our business.

Additionally, regulatory authorities routinely inspect all of our manufacturing facilities for compliance with applicable laws, rules, regulations and practices. While our manufacturing sites are compliant, if a regulatory authority were to identify serious adverse findings not corrected upon follow up inspections, we may be required to issue product recalls, shut down manufacturing facilities, and take other remedial actions. If any manufacturing facility were forced to cease or limit production, our business, financial condition and results of operations could be materially adversely affected.

Risks Related to Procaps’ Business and Financial Condition

Our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited consolidated financial statements included in this this proxy statement/prospectus.

Our audited consolidated financial statements were prepared assuming that we will continue as a going concern. However, the report of our independent registered public accounting firm included elsewhere in this proxy statement/prospectus contains an explanatory paragraph on our consolidated financial statements stating there is substantial doubt about our ability to continue as a going concern, meaning that we may not be able to continue in operation for the foreseeable future or be able to realize assets and discharge liabilities in the ordinary course of operations. Such an opinion could materially limit our ability to raise additional funds through the issuance of new debt or equity securities or otherwise. There is no assurance that sufficient financing will be available when needed to allow us to continue as a going concern. The perception that we may not be able to continue as a going concern may also make it more difficult to raise additional funds or operate our business due to concerns about our ability to meet our contractual obligations.

Based on current operating plans, assuming successful completion of the Transactions and together with cash flows from operating activities, available debt financing arrangements and financial support from the Procaps Shareholders, who may provide us additional equity financing in the case we are not able to meet our financial liabilities, we believe that we have resources to fund our operations for at least the next twelve months, but may require further funds to finance our activities thereafter. We may also consider potential financing options with banks or other third parties. In the event the Transactions are not completed as expected, we may need to consider alternative arrangements and such arrangements could have a potentially significant negative impact on our ability to continue our operations.

We have identified a material weakness in our internal control over financial reporting. If we are unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and results of operations.

Procaps is, prior to the Business Combination, a private company and has limited accounting and financial reporting personnel and other resources with which to address its internal controls and procedures. In connection with the audit of our consolidated financial statements for the year ended December 31, 2019 and 2020, we identified material weaknesses in our internal controls related to (i) our manual consolidation process which lacks the appropriate internal controls to prevent or detect material misstatements in a timely manner and to ensure that financial data recorded was complete and accurate, (ii) our information technology controls not being sufficiently designed and implemented to address certain information technology risks, (iii) the sufficiency of technical accounting resources with an appropriate level of technical experience required for timely and accurate financial reporting in accordance with IFRS, (iv) lack of system controls and effective process to ensure that all manual journal entries are properly reviewed and approved prior to posting to the general ledger, and (v) our controls and monitoring activities not being effective to ascertain whether the components of our internal control are present and functioning. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

Our remediation activities are ongoing, and we will continue our initiatives to hire and train competent personnel, effectively implement our internal controls over financial reporting and further document our policies, procedures, and internal controls. However, if our remedial measures are insufficient to address the material weaknesses, or if additional material weakness or significant deficiencies in our internal control are discovered or occur in the future, our, and Holdco’s, financial statements may contain material misstatements. If our or Holdco’s financial statements are not accurate, investors may not have a complete understanding of our operations. Likewise, if the financial statements of Holdco are not filed on a timely basis in the future, Holdco could be subject to sanctions or investigations by Nasdaq, or any other stock exchange on which Holdco Ordinary Shares are listed, the SEC or other regulatory authorities. Either case could adversely affect investor confidence in us and materially and adversely affect our business and results of operations.

We are an international company with operations primarily in Latin America and are subject to the market risks of the countries in which we manufacture and/or sell our products, and to risks associated with foreign exchange rates.

We currently maintain production facilities in Colombia, Brazil and El Salvador. Our ability to conduct and expand our business and our financial performance are subject to the risks inherent to international operations, such as currency controls, currency fluctuations, trade barriers, increases in duties, taxes and governmental royalties, nationalization, forced negotiation, changes in local labor conditions, labor strikes, price instability, interest rates, modification of existing contracts and changes in local laws and policies, regulation, taxation, social instability and other political, social and economic developments affecting the countries in which we operate. We have no control over these factors and they may have an adverse effect on our business, financial condition, results of operations and prospects.

We report our financial results in U.S. dollars. However, a significant portion of our net sales, assets, indebtedness and other liabilities, and costs are denominated in foreign currencies. These currencies include, among others, the Colombian Peso, the Brazilian Real, and the Peruvian Soles. Approximately 44% of our revenue is U.S. dollar denominated. Our results of operations and, in some cases, cash flows, have in the past been, and may in the future be, adversely affected by movements in exchange rates. Although a significant portion of our operating costs are denominated in foreign (non-U.S.) currency, naturally reducing our exposure to changes in certain foreign currency exchange rates, we may implement currency hedges or take other actions intended to further reduce our exposure to changes in foreign currency exchange rates. If we are not successful in mitigating the effects of changes in exchange rates on our business, any such changes could materially impact our results.

Additionally, our operations may be adversely affected by trade barriers, , increases in duties, taxes and governmental royalties, social unrest, labor strikes, expropriation, nationalization, forced negotiation or modification of existing contracts, and changes in the local laws and policies of the countries in which we conduct our business. We are also exposed to risks related to social instability and other political, economic or social events in these countries, which could have an adverse effect on our business, financial condition and results of operations, as well as our ability to comply with our financial obligations in a timely manner.

In addition, several emerging market economies are particularly vulnerable to the impact of rising interest rates, inflationary pressures, weaker oil and other commodity prices, and large external deficits. Risks in one country can limit our opportunities for portfolio growth and negatively affect our operations in another country or countries. As a result, any such unfavorable conditions or developments could have an adverse impact on our operations.

If we do not enhance our existing products and services, or introduce new technology or service offerings in a timely manner, our products and services may become uncompetitive over time, or customers may not buy our products or buy less of them, which could have a material adverse effect on our business, financial condition and results of operations.

The healthcare industry is characterized by rapid technological change. Demand for our Rx and OTC pharmaceutical products, our diabetes-focused treatment and management platform (“Diabetrics”) products and services, and our integral contract development and manufacturing organization (“iCDMO”) services may change in ways we may not anticipate because of evolving industry standards as well as a result of evolving customer needs that are increasingly sophisticated and varied and the introduction by others of new offerings and technologies that provide alternatives to our products and services. Approximately 62% of our sales (86% of B-to-B (as defined below) sales and 52% of B-to-C (as defined below) sales) are linked to products and services based on our proprietary technologies. To the extent that such technologies are protected by patents, their related offerings may become subject to competition as the patents expire. Without the timely introduction of enhanced or new products and services, and technologies, our offerings may become uncompetitive over time, in which case our revenue and operating results would suffer. For example, if we are unable to respond to changes in the nature or extent of the technological or other needs of our pharmaceutical customers through enhancing our pharmaceutical products and services offerings, our competition may develop offerings that are more competitive than ours and we could find it more difficult to renew or expand existing agreements or obtain new agreements. Potential innovations intended to facilitate enhanced or new offerings generally will require a substantial investment before we can determine their commercial viability, and we may not have financial resources sufficient to fund all desired innovations.

The success of enhanced or new pharmaceutical products and services will depend on several factors, including our ability to:

•        properly anticipate and satisfy customer needs, including increasing demand for lower cost products;

•        enhance, innovate, develop, and manufacture new offerings in an economical and timely manner;

•        differentiate our products and services from competitors’ offerings;

•        achieve positive clinical outcomes for our and our customers’ new products;

•        meet safety requirements and other regulatory requirements of governmental agencies;

•        obtain valid and enforceable intellectual property rights; and

•        avoid infringing the proprietary rights of third parties.

Even if we succeed in creating enhanced or new pharmaceutical products and services from these innovations, they may still fail to result in commercially successful offerings or may not produce revenue in excess of the costs of development, and they may become uncompetitive due to changing customer preferences or the introduction by our competitors of offerings embodying new technologies or features. Finally, innovations may not be accepted quickly in the marketplace because of, among other things, entrenched patterns of clinical practice, the need for regulatory clearance, and uncertainty over market access or government or third-party reimbursement.

The demand for OTC products may be impacted by changes in consumer preferences. If we are unable to adapt to these changes, we may lose market share and our net sales may be negatively impacted, which could have a material adverse effect on our business, financial condition and results of operations.

Consumer preferences related to health concerns may change, which could negatively impact demand for our OTC products or cause us to incur additional costs to change our OTC products or product packaging. The success of certain our OTC products such as gastrointestinal, skin care and vitamins, minerals and supplements, is dependent on the continued growth in demand for overall health related products. If demand for products in this category decreases, our financial condition and results of operations would be negatively impacted.

Furthermore, our OTC consumer products customers may request changes in packaging to meet consumer demands, which could cause us to incur inventory obsolescence charges and redesign costs, which in turn could negatively impact our results of operations.

Our business depends upon certain customers for a significant portion of our sales, therefore, a disruption of our relationship with these customers or any material adverse change in these customers’ businesses could have a material adverse effect on our business, financial condition and results of operations.

Sales to the five largest economic groups that form part of our customer base comprised approximately 27.5% of our net sales for the year ended December 31, 2020. While no other customer individually comprised more than 7.2% of net sales. If our relationship with one of the five largest economic groups that form part of our customer base, including the terms of doing business with such customers, changes significantly, it could have a material adverse impact on our business, financial condition and results of operations.

Many of our customers, which include major global, national, and regional retail drug, supermarket, and mass merchandise chains, major wholesalers, sourcing groups, hospitals and grocery stores located primarily in Latin America and the United States, continue to merge or consolidate. Such consolidation has provided, and may continue to provide, customers with additional purchasing leverage, and consequently may increase the pricing pressures we face. The emergence of large buying groups representing independent retail pharmacies enable those groups to extract price discounts on our products.

Additionally, if we are unable to maintain adequately high levels of customer service over time, customers may choose to obtain alternate sources for products and/or end their relationships with us.

We depend on key personnel to operate and grow our business and to develop new and enhanced offerings and technologies and the loss of, or the failure to attract and retain, such key personnel could adversely affect our operations.

We depend on key personnel to operate and grow our business and to develop new and enhanced products, services and technologies and the loss of, or the failure to attract and retain, such key personnel could adversely affect our operations.

We depend on our executive officers and other key personnel, including our technical personnel, to operate and grow our business and to develop new and enhanced products, services and technologies. The loss of any of these officers or other key personnel or a failure to attract and retain suitably skilled technical personnel could adversely affect our operations.

In addition to our executive officers, we rely on six senior management members to lead and direct our business. The members of the senior leadership team hold positions in areas such as optimization of corporate value, audit and internal corporate controls, human resources, corporate legal and regulatory affairs, and marketing and R&D. Furthermore, each of our operating segments (Nextgel, Procaps Colombia, CAN (as defined below), CASAND (as defined below) and Diabetrics) is managed by a Vice-President that reports directly to the President.

With respect to our technical talent, we employ more than 280 scientists, technicians and skilled personnel in R&D and innovation. Many of our facilities are located in competitive labor markets like those in which our Colombia, Brazil and El Salvador facilities are located. Global and regional competitors and, in some cases, customers and suppliers compete for the same skills and talent as we do.

Our business, financial condition, and results of operations may be adversely affected by global health epidemics, including the COVID-19 pandemic.

Our business, financial condition, and results of operations may be adversely affected by global health epidemics, including the COVID-19 pandemic.

In January 2020, the World Health Organization declared the COVID-19 pandemic to be a “Public Health Emergency of International Concern.” COVID-19 has spread across the globe and is affecting worldwide economic activity. Any public health epidemic, including the COVID-19 pandemic, may affect our operations and those of third parties on which we rely, including our customers and suppliers. Our business, financial condition, and results of operations may be affected by: disruptions in our customers’ abilities to fund, develop, or bring to market products as anticipated; delays in or disruptions to the conduct of clinical trials; cancellations of contracts or confirmed orders from our customers; decreased demand for categories of products in certain affected regions; and inability, difficulty, or additional cost or delays in obtaining key raw materials, components, and other supplies from our existing supply chain; among other factors caused by the COVID-19 pandemic.

In addition, the COVID-19 pandemic may affect the operations of the Colombian Instituto Nacional de Vigilancia de Medicamentos y Alimentos (National Food and Drug Surveillance Institute, or “INVIMA”), the United States Food and Drug Administration (the “FDA”) and other drug regulatory authorities, which could result in delays of inspections, reviews, and approvals of our customers’ products. Our operations could be disrupted if our employees become ill or are otherwise absent from work as a result of the COVID-19 pandemic. Governmental restrictions, including travel restrictions, quarantines, shelter-in-place orders, business closures, new safety requirements or regulations, or restrictions on the import or export of certain materials, or other operational issues related to the COVID-19 pandemic may have an adverse effect on our business, financial condition and results of operations. We continue to monitor our operations and governmental recommendations and have made modifications for an indefinite period to our normal operations because of the COVID-19 pandemic, including requiring most non-production related employees to work remotely. Additionally, while the potential economic impact brought by and the duration of the COVID-19 pandemic are difficult to assess or predict, the impact of the COVID-19 pandemic on the global financial markets may reduce our ability to access capital, which could negatively affect our short- and long-term liquidity.

The COVID-19 pandemic has had a negative impact on our business. It has caused complications in logistics and personnel transport during mandatory quarantine periods. Also, we had to hire additional personnel to substitute unavailable staff due to quarantine for potential exposure to COVID-19. We also incurred additional expenses by contracting third parties to substitute unavailable personnel incurred and purchasing personal protective equipment. Price changes in raw materials also impacted our business, however, we were able to mitigate the impact of these effects by launching new products, training our sales forces to capitalize on opportunities, implementing fewer discount promotions, generating demand in markets such as Colombia and Central America, and by growing our generic drug business. However, the extent to which COVID-19 may affect our future results will depend on future developments that are highly uncertain, including the duration of the pandemic, new information that may emerge concerning the severity of the virus, and the actions governments, the pharmaceutical industry, competitors, suppliers, customers, patients, and others may take to contain or address its direct and indirect effects. The COVID-19 pandemic and associated mitigation measures may also have an adverse impact on healthcare systems, global economic conditions, or economic conditions in one or more regions where we or our customers operate, which could have an adverse effect on our business and financial condition.

In addition, the impact of the COVID-19 pandemic could exacerbate other risks we face, including those described elsewhere in “Risk Factors.” For more information on the impact of the COVID-19 pandemic on Procaps, see “Procaps Management’s Discussion and Analysis of Financial Condition and Results of Operations — Impact of COVID-19” and “Information About Procaps — Recent Developments.”

Any breach, disruption or misuse of our, or our external business partners’, information systems or cyber security efforts could have a material adverse effect on our business, financial condition and results of operations.

We are increasingly dependent upon information technology systems to operate our business. Our systems, information and operations are highly complex and interrelated with our external business partners. These systems may contain confidential information (including personal data, trade secrets or other intellectual property, or proprietary business information). The nature of digital systems, both internally and externally, makes them potentially vulnerable to disruption or damage from human error and/or security breaches, which include, but are not limited to, ransomware, data theft, denial of service attacks, sabotage, industrial espionage, and computer viruses. Such events may be difficult to detect, and once detected, their impact may be difficult to assess and address.

We and our external business partners have been subject to cyber attacks, and we have experienced immaterial business disruption and data loss as a result of phishing, business email compromise and other types of attacks on our information technology systems and those of our external business partners. While we continue to employ resources to monitor our systems and protect our infrastructure, these measures may prove insufficient depending upon the attack or threat posed, and that could subject us to significant risks, including ransomware attacks, other cyber breaches and disruptions that (i) cause system issues, (ii) cause the loss, misappropriation or unauthorized access, use or disclosure of confidential information, (iii) impair our operations, (iv) cause us to lose customers or experience lower sales volume, or (v) causes us to incur significant liabilities or expenses to remediate such risks, which, individually or collectively, could result in financial, legal, business or reputational harm to us and could have a material adverse effect on our business, financial condition and results of operations.

In addition, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, power outages, systems failures and viruses. If we are unable to execute our disaster recovery and business if our plans prove insufficient for a particular situation or take longer than expected to implement in a crisis situation, it could have a material adverse effect on our business, financial condition and results of operations, and our business interruption insurance may not adequately compensate us for losses that may occur.

We are also subject to numerous laws and regulations designed to protect personal data, such as the European national laws implementing the General Data Protection Regulation and Brazil’s General Data Protection Law (Lei Geral de Proteção de Dados). These data protection laws introduced more stringent data protection requirements and significant potential fines, as well as increased our responsibility and potential liability in relation to personal data that we process. We have put mechanisms in place to ensure compliance with applicable data protection laws but there can be no guarantee of their effectiveness.

We may be unable to identify acquisition opportunities and successfully execute and close acquisitions, which could limit our potential for growth.

We have made several acquisitions in recent years and expect to actively seek new acquisitions that management believes will provide meaningful opportunities for growth by increasing our existing capabilities and expanding into new areas and markets of operations. However, we may not be able to identify suitable acquisition candidates or complete acquisitions on acceptable terms and conditions. Other companies in our industry have similar investment and acquisition strategies to ours, and competition for acquisitions may intensify. If we are unable to identify acquisition candidates that meet our criteria, or complete acquisitions on acceptable terms and condition, our potential for growth may be restricted. Additionally, because we may pursue acquisitions around the world and may actively pursue a number of opportunities simultaneously, we may encounter unforeseen expenses, complications and delays in connection with identifying or acquiring suitable acquisition targets.

We may not be able to realize the benefits of business acquisitions and divestitures we enter into, including being unable to successfully and efficiently integrate acquisitions or execute on dispositions, which could have a material adverse effect on our business, financial condition and results of operations.

We engage from time to time in acquisitions and other transactions that may complement or expand our business or in divestments of non-strategic businesses or assets. These transactions are accompanied by risks, many of which are beyond our control, and any one of them could result in increased cost, decreased net sales and diversion of management’s time and energy, any or all of which could materially impact our business, financial condition, and results of operations. Such risks include, among others, risks relating to our ability to successfully and efficiently integrate acquisitions or execute on dispositions and realize anticipated benefits therefrom.

In order to implement our growth strategy, we evaluate opportunities to buy or otherwise acquire rights to other businesses or technologies, enter into joint ventures or otherwise enter into strategic arrangements with business partners that could complement, enhance, or expand our current business or offerings and services or that might otherwise offer us growth opportunities, or divest assets or an ongoing business. We may face competition from other companies in pursuing acquisitions and similar transactions in the pharmaceutical industry. Our ability to complete transactions may also be limited by applicable antitrust and trade laws and regulations in the jurisdictions in which we or the operations or assets we seek to acquire carry on business. To the extent that we are successful in making acquisitions, we expend substantial amounts of cash, incur debt, or assume loss-making divisions as consideration. We or the purchaser of a divested asset or business may not be able to complete a desired transaction for any number of reasons, including a failure to secure financing.

Any acquisition that we are able to identify and complete may involve a number of risks, including, but not limited to, the diversion of management’s attention to integrate the acquired businesses or joint ventures, the possible adverse effects on our operating results during the integration process, the potential loss of customers or employees in connection with the acquisition, delays or reduction in realizing expected synergies, unexpected liabilities, and our potential inability to achieve our intended objectives for the transaction.

To the extent that we are not successful in completing desired divestitures, as such may be determined by future strategic plans and business performance, we may have to expend substantial amounts of cash, incur debt, or continue to absorb the costs of loss-making or under-performing assets. Any divestiture, whether we are able to complete it or not, may involve a number of risks, including diversion of management’s attention, a negative impact on our customer relationships, costs associated with maintaining the business of the targeted divestiture during the disposition process, and the costs of closing and disposing of the affected business or transferring remaining portions of the operations of the business to other facilities.

The demand for our iCDMO services depends in part on our customers’ research and development and the clinical and market success of their products. In the event our customers spend less on, or are less successful in, these activities for any reason, including as a result of decrease in spending due to the COVID-19 pandemic or recessionary economic conditions caused in whole or in part by the pandemic, our business, financial condition, and results of operations may be materially adversely affected.

The demand for our iCDMO offerings depends in part on our customers’ research and development and the clinical and market success of their products. Our business, financial condition, and results of operations may be negatively affected if our customers spend less on, or are less successful in, these activities. In addition, customer spending may be affected by, among other things, the COVID-19 pandemic or recessionary economic conditions caused in whole or in part by the pandemic.

Our customers are engaged in research, development, production, and marketing of pharmaceutical, biotechnology, and consumer health products. The amount of customer spending on research, development, production, and marketing, as well as the outcomes of such research, development, and marketing activities, have a large impact on our sales and profitability, particularly the amount our customers choose to spend on our iCDMO offerings. Our customers determine the amounts that they will spend based upon, among other things, available resources and their need to develop new products, which, in turn, are dependent upon a number of factors, including their competitors’ research, development, and production initiatives, and the anticipated market uptake, clinical, and reimbursement scenarios for specific products and therapeutic areas. In addition, consolidation in the industries in which our customers operate may have an impact on such spending as customers integrate acquired operations, including research and development departments and their budgets. Our customers finance their research and development spending from private and public sources. A reduction in spending by our customers, for these reasons or because of the COVID-19 pandemic or its direct or indirect effects, could have a material adverse effect on our business, financial condition, and results of operations. If our customers are not successful in attaining or retaining product sales due to market conditions, reimbursement issues, or other factors, our results of operations may be materially adversely affected.

Risks Related to Procaps’ Industry

We participate in a highly competitive market, and increased competition may adversely affect our business, financial condition and results of operations.

We operate in a market that is highly competitive. We compete with multiple companies as to each of our offerings and in every region of the globe in which we operate, including competing with other companies that offer advanced delivery technologies, outsourced dose form, or development services to pharmaceutical and consumer health companies based in North America, South America, Europe, and the Asia- Pacific region. We also compete in some cases with the internal operations of those pharmaceutical, biotechnology, and consumer health customers that also have manufacturing capabilities and choose to source these services internally.

We face substantial competition in each of our markets. Competition is driven by proprietary technologies and know-how, capabilities, consistency of operational performance, quality, price, value, responsiveness, and speed. Some competitors have greater financial, R&D, operational, and marketing resources than we do. Competition may also increase as additional companies enter our markets or use their existing resources to compete directly with ours. Expanded competition from companies in low-cost jurisdictions, such as India and China, may in the future adversely affect our results of operations or limit our growth. Greater financial, research and development, operational, and marketing resources may allow our competitors to respond more quickly with new, alternative, or emerging technologies. Changes in the nature or extent of our customers’ requirements may render our offerings obsolete or non-competitive and could adversely affect our business, financial condition and results of operations.

Changes in market access or healthcare reimbursement for, or public sentiment towards our, or our customers’, products in Latin America, the United States and other countries in which we operate, or other changes in applicable policies regarding the healthcare industry, could adversely affect our financial condition and results of operations by affecting demand for our products and services.

The healthcare industry has changed significantly over time, and we expect the industry to continue to evolve. Some of these changes, such as ongoing healthcare reform, adverse changes in governmental or private funding of healthcare products and services, legislation or regulations governing patient access to care and privacy, or the delivery, pricing, or reimbursement approval of pharmaceuticals and healthcare services or mandated benefits, may cause healthcare industry participants to change the amount of our products and services that they purchase or the price they are willing to pay for these offerings. In particular, there is significant uncertainty about the likelihood of changes to the Affordable Care Act (the “ACA”) in the United States and healthcare laws in general in the United States, including future legislation that may affect or put a cap on future pricing of pharmaceutical products. While we are unable to predict the likelihood of changes to healthcare legislation, any substantial revisions in these legislations, including in the ACA, could have a material adverse effect on the demand for our or our customers’ products, which in turn could have a negative impact on our business, financial condition and results of operations. Changes in the healthcare industry’s pricing, selling, inventory, distribution, or supply policies or practices, or in public or government sentiment for the industry as a whole, could also significantly reduce our revenue and results of operations. In particular, volatility in individual product demand may result from changes in public or private payer reimbursement or coverage.

Our Rx products segment in particular could be materially adversely impacted by measures taken by governmental entities or private payers to restrict patients’ access to our products or increase pressure on drug pricing, including denial of price increases, prospective and retrospective price decreases, and increased mandatory discounts or rebates. These actions may drive us and our competitors to decrease prices or may reduce the ability of customers to pay for our products, which could materially negatively impact our Rx segment’s results of operations.

The illegal trade in pharmaceutical products, including counterfeiting, theft and illegal diversion, is widely recognized. Public loss of confidence in the integrity of pharmaceutical products as a result of illegal trade could materially adversely affect our reputation, financial condition and results of operation.

The illegal trade in pharmaceutical products is widely recognized by the industry, non-governmental organizations and governmental authorities to be increasing. Illegal trade includes counterfeiting, theft and illegal diversion (that is, when our products are found in a market where we did not send them and where they are not approved to be sold). There is a risk to public health when illegally traded products enter the supply chain, as well as associated financial risk. Authorities and the public expect us to help reduce opportunities for illegal trade in our products through securing our supply chains, surveillance, investigation and supporting legal action against those found to be engaged in illegal trade.

Public loss of confidence in the integrity of pharmaceutical products as a result of illegal trade could materially adversely affect our reputation and financial performance. In addition, undue or misplaced concern about this issue may cause some patients to stop taking their medications, with consequential risks to their health.

If we are found liable for breaches in our supply chains, authorities may take action, financial or otherwise, that could adversely impact the distribution of our products. Counterfeit and/or illegally diverted products replacing sales of genuine products in a market can have a direct financial impact on our global markets as well as being a risk to patient safety.

Risks Related to Procaps’ Intellectual Property

We and our customers depend on patents, copyrights, trademarks, know-how, trade secrets, and other forms of intellectual property protections, but these protections may not be adequate.

We rely on a combination of know-how, trade secrets, patents, copyrights, trademarks, and other intellectual property laws, nondisclosure and other contractual provisions, and technical measures to protect many of our products, services and intangible assets. These proprietary rights are important to our ongoing operations. There can be no assurance that these protections will provide uniqueness or meaningful competitive differentiation in our offerings or otherwise be commercially valuable or that we will be successful in obtaining additional intellectual property or enforcing our intellectual property rights against unauthorized users. Our exclusive rights under certain of our products and services are protected by patents, some of which will expire in the near term. When patents covering a product or service expire, loss of exclusivity may occur, which may force us to compete with third parties, thereby negatively affecting our revenue and profitability. We do not currently expect any material loss of revenue to occur as a result of the expiration of any patent currently protecting our business.

Our proprietary rights may be invalidated, circumvented, or challenged. We may in the future be subject to proceedings seeking to oppose or limit the scope of our patent applications or issued patents. In addition, in the future, we may need to take legal actions to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity or scope of the proprietary rights of others. Legal proceedings are inherently uncertain, and the outcome of such proceedings may be unfavorable to us.

Any legal action regardless of outcome might result in substantial costs and diversion of resources and management attention. Although we use reasonable efforts to protect our proprietary and confidential information, there can be no assurance that our confidentiality and non-disclosure agreements will not be breached, our trade secrets will not otherwise become known by competitors, or that we will have adequate remedies in the event of unauthorized use or disclosure of proprietary information. Even if the validity and enforceability of our intellectual property is upheld, an adjudicator might construe our intellectual property not to cover the alleged infringement. In addition, intellectual property enforcement may be unavailable or practically ineffective in some countries. There can be no assurance that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology or that third parties will not design around our intellectual property claims to produce competitive offerings. The use of our technology or similar technology by others could reduce or eliminate any competitive advantage we have developed, cause us to lose sales, or otherwise harm our business.

We have applied in the United States, Colombia and certain other countries for registration of a number of trademarks, service marks, and patents, some of which have been registered or issued, and also claim common law rights in various trademarks and service marks. In the past, third parties have occasionally opposed our applications to register intellectual property, and there can be no assurance that they will not do so in the future. It is possible that in some cases we may be unable to obtain the registrations for trademarks, service marks, and patents for which we have applied, and a failure to obtain trademark and patent registrations in the United States, Colombia or other countries could limit our ability to protect our trademarks and proprietary technologies and impede our marketing efforts in those jurisdictions.

License agreements with third parties control our rights to use certain patents, software, and information technology systems and proprietary technologies owned by third parties, some of which are important to our business. Termination of these license agreements for any reason could result in the loss of our rights to this intellectual property, causing an adverse change in our operations or the inability to commercialize certain offerings.

In addition, many of our branded pharmaceutical customers rely on patents to protect their products from generic competition. Because incentives exist in some countries, including the United States, for generic pharmaceutical companies to challenge these patents, pharmaceutical and biotechnology companies are under the ongoing threat of challenges to their patents. If the patents on which our customers rely were successfully challenged and, as a result, the affected products become subject to generic competition, the market for our customers’ products could be significantly adversely affected, which could have an adverse effect on our business, financial condition and results of operations. We attempt to mitigate these risks by making our offerings available to generic manufacturers and distributors in the United States, as well as branded manufacturers and distributors world-wide, but there can be no assurance that we will be successful in marketing these offerings.

Our products and services, or our customers’ products, may infringe on the intellectual property rights of third parties and any such infringement could have a material adverse effect on our business.

From time to time, third parties have asserted intellectual property infringement claims against us and our customers, and there can be no assurance that third parties will not assert infringement claims against either us or our customers in the future. While we believe that our products and services do not infringe in any material respect upon proprietary rights of other parties, and that meritorious defenses would exist with respect to any assertion to the contrary, there can be no assurance that we could successfully avoid being found to infringe on the proprietary rights of others. Patent applications in the United States, Colombia and certain other countries are generally not publicly disclosed until the patent is issued or published, and we and our customers may not be aware of currently filed patent applications that relate to our or their products, services, or processes. If patents later issue on these applications, we or they may be found liable for subsequent infringement. There has been substantial litigation in the pharmaceutical industry with respect to the manufacture, use, and sale of products that are the subject of conflicting patent rights.

Any claim that our products, services or processes infringe third-party intellectual property rights (including claims arising through our contractual indemnification of our customers), regardless of the claim’s merit or resolution, could be costly and may divert the efforts and attention of our management and technical personnel. We may not prevail against any such claim given the complex technical issues and inherent uncertainties in intellectual property matters. If any such claim results in an adverse outcome, we could, among other things, be required to:

•        pay substantial damages (potentially including treble damages in the United States);

•        cease the manufacture, use, or sale of the infringing offerings or processes;

•        discontinue the use of the infringing technology;

•        expend significant resources to develop non-infringing technology;

•        license technology from the third party claiming infringement, which license may not be available on commercially reasonable terms or at all; and

•        lose the opportunity to license our technology to others or to collect royalty payments based upon successful protection and assertion of our intellectual property against others.

In addition, our customers’ products may be subject to claims of intellectual property infringement and such claims could materially affect our business if their products cease to be manufactured or they have to discontinue the use of the infringing technology.

Any of the foregoing could affect our ability to compete or have a material adverse effect on our business, financial condition, and results of operations.

Risks Related to Laws and Regulations

A significant portion of medication on the market, including ours, is subject to price control regulations. This control may limit our margins and our ability to pass on cost increases to our customers, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to a variety of legislation that imposes price controls over certain pharmaceutical products that we manufacture and sell. Among these laws are Colombian regulations that establish price controls for certain drugs or groups of medication, which take into consideration factors such as the number of manufactures of such drugs and competitors in the market, and the impact on the private sector or commercial channels, as defined by Colombia’s National Drug and Medical Devices Pricing Commission (Comisión Nacional de Precios de Medicamentos y Dispositivos Médicos, or “CNPMDM”), which applies a methodology based on a price comparison in international markets that are comparable with the Colombian market. In Brazil there is legislation which limits price increases and inflation adjustments to once per year, according to a cap based on the National Broad Consumer Price Index (Índice Nacional de Preços aos Consumidores Amplo), a productivity factor and an adjustment factor, all calculated as percentages per year. These price controls, among others, have resulted in lower profit margins. We cannot guarantee that we will be able to maintain our profit margins in the future or that the governments in the jurisdictions in which we operate will not impose additional or more restrictive price controls, which may have a material adverse effect on our business, financial condition and results of operations.

We may be held liable if a consumer has an adverse health reaction to a product we sell or manufacture.

The use or misuse of our products may result in adverse health reactions in our consumers. Incidents involving our products may have a material adverse effect on us. Lawsuits, including product liability or administrative cases, may be filed against us claiming that our products were spoiled, tampered with, contaminated, did not meet the product descriptions, or did not contain appropriate disclosure information on possible side-effects or risks, among other things. These cases may result in significant expenses due to product recalls. Any real or potential health risk associated with our products, including negative publicity, may cause our consumers to lose their trust in the safety, efficiency and quality of our products. Even if products manufactured by third-parties harm consumers, our industry may suffer from negative publicity, which could decrease demand for our products. Any claim of this type against our products may have a material adverse effect on our business, financial condition and results of operations.

We are subject to product and other liability risks that could exceed our anticipated costs or adversely affect our results of operations, financial condition, liquidity, and cash flows.

We are subject to potentially significant product liability and other liability risks that are inherent in the design, development, manufacture, and marketing of our products and services. We may be named as a defendant in product liability lawsuits, which may allege that our products and services have resulted or could result in an unsafe condition or injury to consumers. Such lawsuits could be costly to defend and could result in reduced sales, significant liabilities, and diversion of management’s time, attention, and resources. Even claims without merit could subject us to adverse publicity and require us to incur significant legal fees.

Furthermore, product liability claims and lawsuits, regardless of their ultimate outcome, could have a material adverse effect on our business operations, financial condition, and reputation and on our ability to attract and retain customers. We have historically sought to manage this risk through the combination of product liability insurance and contractual indemnities and liability limitations in our agreements with customers and vendors. The availability of product liability insurance for companies in the pharmaceutical industry is generally more limited than insurance available to companies in other industries. Insurance carriers providing product liability insurance to those in the pharmaceutical and biotechnology industries generally limit the amount of available policy limits, require larger self-insured retentions, and exclude coverage for certain products and claims. We maintain product liability insurance with annual aggregate limits in excess of $15 million. There can be no assurance that a successful product liability or other claim would be adequately covered by our applicable insurance policies or by any applicable contractual indemnity or liability limitations.

Failure to comply with existing and future regulatory requirements could adversely affect our business, financial condition and results of operations, or result in claims from customers.

The healthcare industry is highly regulated. We, and our customers, are subject to various local, state, federal, national, and transnational laws and regulations, which include the operating, quality, and security standards of INVIMA, the FDA, Brazil’s Health Regulatory Agency (Agência Nacional de Vigilância Sanitária, or “ANVISA”), Health Canada, the United Kingdom’s Medicines and Healthcare products Regulatory Agency (the “MHRA”), Australia’s Department of Health Therapeutic Goods Administration (the “TGA”), Mexico’s Federal Commission for the Protection against Sanitary Risk (Comisión Federal para la Protección contra Riesgos Sanitarios, or “Cofepris”) and various state boards of pharmacy, state health departments, and other similar bodies and agencies of the jurisdictions in which we operate, and, in the future, any change to such laws and regulations could adversely affect us. Among other rules affecting us, we are subject to laws and regulations concerning manufacturing practices and drug safety. Our subsidiaries may be required to register for permits or licenses, and may be required to comply, with the laws and regulations of such agencies, boards of pharmacy, health departments, or other comparable agencies in various jurisdictions around the world, as well as certain accrediting bodies, such as the International Organization for Standardization (“ISO”), depending upon the type of operations and locations of distribution and sale of the products manufactured or services provided by those subsidiaries.

The manufacture, distribution, and marketing of our products and services are subject to extensive ongoing regulation by INVIMA, FDA, ANVISA, Health Canada, MHRA, TGA, Cofepris and other equivalent local, state, federal, national, and transnational regulatory authorities. Failure by us or by our customers to comply with the requirements of these regulatory authorities could result in warning letters, product recalls or seizures, monetary sanctions, injunctions to halt manufacture or distribution, restrictions on our operations, civil or criminal sanctions, or withdrawal of existing or denial of pending approvals, permits, or registrations, including those relating to products or facilities. In addition, any such failure relating to the products or services we provide could expose us to contractual or product liability claims as well as claims from our customers, including claims for reimbursement for lost or damaged active pharmaceutical ingredients, which cost could be significant.

In addition, any new products or services classified as pharmaceutical must undergo lengthy and rigorous clinical testing and other extensive, costly, and time-consuming procedures mandated by the regulatory authorities in the jurisdictions that regulate our products or services. We or our customers may elect to delay or cancel anticipated regulatory submissions for current or proposed new products or services for any number of reasons.

Although we believe that we comply in all material respects with applicable laws and regulations, there can be no assurance that a regulatory agency or tribunal would not reach a different conclusion concerning the compliance of our operations with applicable laws and regulations. In addition, there can be no assurance that we will be able to maintain or renew existing permits, licenses, or other regulatory approvals or obtain, without significant delay, future permits, licenses, or other approvals needed for the operation of our businesses. Any noncompliance by us or our customers with applicable law or regulation or the failure to maintain, renew, or obtain necessary permits and licenses could have an adverse effect on our business, financial condition and results of operations. Furthermore, loss of a permit, license, or other approval in any one portion of our business may have indirect consequences in another portion of our business if regulators or customers adjust their reviews of such other portion as a result or customers cease business with such other portion due to fears that such loss is a sign of broader concerns about our ability to deliver products or services of sufficient quality.

We are subject to environmental, health, and safety laws and regulations, which could increase our costs and restrict our operations in the future.

Our operations are subject to a variety of environmental, health, and safety laws and regulations in each of the jurisdictions in which we operate. These laws and regulations govern, among other things, air emissions, wastewater discharges, the use, handling, and disposal of hazardous substances and wastes, soil and groundwater contamination, and employee health and safety. Any failure by us to comply with environmental, health, and safety requirements could result in the limitation or suspension of production or subject us to monetary fines, civil or criminal sanctions, or other future liabilities in excess of our reserves. We are also subject to laws and regulations governing the destruction and disposal of raw materials and non-compliant products, the handling of regulated material included in our products, and the disposal of our products or their components at the end of their useful lives. In addition, compliance with environmental, health, and safety requirements could restrict our ability to expand our facilities or require us to acquire costly environmental or safety control equipment, incur other significant expenses, or modify our manufacturing processes. Our manufacturing facilities may use, in varying degrees, hazardous substances in their processes. Any contamination at our current facilities, or at formerly owned or operated properties, can result in liability to us. In the event of the discovery of new or previously unknown contamination either at our facilities or at third-party locations, including facilities we formerly owned or operated, or the imposition of cleanup obligations for which we are responsible, we may be required to take additional, unplanned remedial measures for which we have not recorded reserves, which could have a material adverse effect on our business, financial condition and results of operations

Failure to meet regulatory or ethical expectations on environmental impact, including climate change, could affect our ability to market and sell our products if other products with a better carbon footprint are available.

The physical risks that climate change poses to our business have been analyzed and we expect exposure to periods of extreme heat, floods and water scarcity to become more frequent and severe in some regions where we operate, in the medium to longer term. These conditions may pose physical risks to our business and supply chain. Among our initiatives to mitigate our impact on the planet and the climate crisis, we are designing a carbon neutrality strategy which we expect to launch by the end of 2021 with the goal of (i) calculating our baseline carbon footprint and comparing it to the footprint of similar businesses to identify a benchmark, (ii) identifying greenhouse gas emissions mitigation opportunities, and (iii) developing a strategy combining mitigation and offsetting to become carbon neutral by a date to be determined. If global temperatures continue to rise and we are unable to adapt to such risks, our business and supply chain may be adversely affected, which could have a material adverse effect on our financial condition and results of operations.

Furthermore, there is an increasing global focus from regulators, investors, healthcare providers and broader society regarding measures needed to transition to a low carbon economy and the impact that this transition will have on businesses. In some markets, regulators or healthcare providers may choose not to approve or reimburse our products if other products with a better carbon footprint are available. In addition, carbon taxes and fees may be imposed on us and our suppliers as a way to reduce greenhouse gas emissions.

Our global operations are subject to economic, political, and regulatory risks, including the risks of changing regulatory standards or changing interpretations of existing standards that could affect our financial condition and results of operation or require costly changes to our business.

We conduct our operations in various regions of the world, including South America, Central America, North America and Europe. Global and regional economic and regulatory developments affect businesses such as ours in many ways. Our operations are subject to the effects of global and regional competition, including potential competition from manufacturers in low-cost jurisdictions such as India and China. Local jurisdiction risks include regulatory risks arising from local laws. Our global operations are also affected by local economic environments, including inflation and recession. Political changes, some of which may be disruptive, and related hostilities can interfere with our supply chain, our customers, and some or all of our activities in a particular location. While some of these risks can be hedged using derivatives or other financial instruments and some are insurable, such mitigating measures may be unavailable, costly, or unsuccessful.

Tax legislative or regulatory initiatives, new interpretations or developments concerning existing tax laws, or challenges to our tax positions could adversely affect our results of operations and financial condition.

We are a large multinational enterprise with operations in 13 countries throughout the world, including Colombia, Brazil, El Salvador and the United States, and we do business with suppliers and customers in over 50 countries. As such, we are subject to the tax laws and regulations of various jurisdictions, including U.S. federal, state, and local governments. From time to time, various legislative initiatives may be proposed that could adversely affect our tax positions, and existing legislation, such as the 2017 U.S. Tax Cuts and Jobs Act, may be subject to additional regulatory changes or new interpretations. There can be no assurance that our effective tax rate or tax payments will not be adversely affected by these initiatives.

In addition, the tax laws of several of the countries we operate in, including Brazilian and U.S. federal, state and local tax laws and regulations are extremely complex and subject to varying interpretations. We are subject to regular examination of our income tax returns by various tax authorities. Examinations or changes in laws, rules, regulations, or interpretations by taxing authorities could result in adverse impacts to tax years open under statute or to our operating structures currently in place. We regularly assess the likelihood of adverse outcomes resulting from these examinations or changes in laws, rules, regulations, or interpretations to determine the reasonableness of our provision for taxes. It is possible that the outcomes from these examinations or changes in laws, rules, regulations, or interpretations by taxing authorities will have a material adverse effect on our financial condition or results of operations.

We are subject to labor and employment laws and regulations, which could increase our costs and restrict our operations in the future.

As of December 31, 2020, we employed more than 4,700 individuals worldwide, primarily in South and Central America. Our management believes that our employee relations are satisfactory. Approximately 40 of our employees in our Rymco and Softgel manufacturing facilities are currently represented by industry labor union organizations. However, further organizing activities, collective bargaining, or changes in the regulatory framework for employment may increase our employment-related costs or may result in work stoppages or other labor disruptions. Moreover, as employers are subject to various employment-related claims, such as individual and class actions relating to alleged employment discrimination and wage-hour and labor standards issues, such actions, if brought against us and successful in whole or in part, may affect our ability to compete or have a material adverse effect on our business, financial condition, and results of operations.

We are subject to governmental export and import controls that could impair our ability to compete in international markets and subject us to liability if we are not in compliance with applicable laws.

Our products are subject to export control and import laws and regulations of the jurisdictions in which we operate. Exports of our products must be made in compliance with these laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges; fines, which may be imposed on us and responsible employees or managers; and, in extreme cases, the incarceration of responsible employees or managers.

In addition, changes in our products or changes in applicable export or import laws and regulations may create delays in the introduction, provision, or sale of our products in international markets, prevent customers from using our products or, in some cases, prevent the export or import of our products to certain countries, governments or persons altogether. Any limitation on our ability to export, provide, or sell our products could adversely affect our business, financial condition and results of operations.

Failure to comply with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010 and similar laws associated with our activities in other jurisdictions could subject us to penalties and other adverse consequences.

As a substantial portion of our revenues is, and we expect will continue to be, from jurisdictions outside of the United States, we face significant risks if we fail to comply with the U.S. Foreign Corrupt Practices Act (“FCPA”), the U.K. Bribery Act 2010 (the “Bribery Act”) and other laws that prohibit improper payments or offers of payment to governments and their officials and political parties by us and other business entities for the purpose of obtaining or retaining business. In many countries, particularly in countries with developing economies, some of which represent significant markets in which we operate, it may be a local custom that businesses operating in such countries engage in business practices that are prohibited by the FCPA, the Bribery Act or other laws and regulations. Although we have implemented company policy requiring employees and consultants to comply with the FCPA, the Bribery Act and similar laws, such policy may not be effective at preventing all potential FCPA, Bribery Act or other violations. In addition, we cannot guarantee the compliance by our partners, resellers, suppliers and agents with applicable laws, including the FCPA and the Bribery Act. Therefore, there can be no assurance that none of our employees or agents will take actions in violation of our policies or of applicable laws, for which we may be ultimately held responsible. Any violation of the FCPA or the Bribery Act and related policies could result in severe criminal or civil sanctions, which could have a material and adverse effect on our reputation, business, financial condition and results of operations.

Risks Related to Holdco

Holdco will incur increased costs as a result of operating as a public company, and its management will devote substantial time to new compliance initiatives.

If Holdco completes the Business Combination and becomes a public company, it will incur significant legal, accounting and other expenses that it did not incur as a private company, and these expenses may increase even more after Holdco is no longer an emerging growth company, as defined in Section 2(a) of the Securities Act. As a public company, Holdco will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. Holdco’s management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, Holdco expects these rules and regulations to substantially increase its legal and financial compliance costs and to make some activities more time consuming and costly. The increased costs will increase Holdco’s net loss. For example, these rules and regulations could make it more difficult and more expensive for Holdco to obtain director and officer liability insurance and as a result, Holdco may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. Holdco cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. The impact of these requirements could also make it more difficult for Holdco to attract and retain qualified persons to serve on its board of directors or as executive officers.

Holdco’s management has limited experience in operating a public company.

Holdco’s executive officers have limited experience in the management of a publicly traded company. Holdco’s management team may not successfully or effectively manage its transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of the Combined Company. Holdco may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States. The development and implementation of the standards and controls necessary for the Combined Company to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. It is possible that the Combined Company will be required to expand its employee base and hire additional employees to support its operations as a public company, which will increase its operating costs in future periods.

There can be no assurance that the Holdco Ordinary Shares that will be issued in connection with the Business Combination or the Holdco Warrants will be approved for listing on Nasdaq or, if approved, will continue to be so listed following the closing of the Business Combination, or that Holdco will be able to comply with the continued listing standards of Nasdaq.

Holdco’s eligibility for listing may depend on, among other things, the number of Union Ordinary Shares that are redeemed. Holdco intends to apply for the listing of the Holdco Ordinary Shares and Holdco Warrants on Nasdaq. If Nasdaq denies its application for failure to meet the listing standards, or if Holdco elects to waive the condition for listing, Holdco and its shareholders could face significant material adverse consequences including:

•        a limited availability of market quotations for its securities;

•        reduced liquidity for its securities;

•        a determination that Holdco Ordinary Shares are a “penny stock” which will require brokers trading in the Holdco Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for its securities;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If the Holdco Ordinary

Shares and the public warrants of the Combined Company are listed on Nasdaq, they will be covered securities. Although the states are preempted from regulating the sale of the Combined Company’s securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While Holdco is not aware of a state, other than the State of Idaho, having used these powers to prohibit or restrict the sale of securities issued by blank check companies, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if the Combined Company was not listed on Nasdaq, its securities would not be covered securities and it would be subject to regulation in each state in which it offers its securities.

Because the Combined Company will become a publicly-traded company by virtue of a merger as opposed to an underwritten initial public offering, the process doesn’t use the services of one or more underwriters which could result in less diligence being conducted.

In an underwritten initial public offering, underwriters typically conduct diligence on the company being taken public in order to establish a due diligence defense against liability claims under federal securities laws. Because Union is already a publicly-traded company, an underwriter has not been engaged. SPAC sponsors have an inherent conflict as their interests are worthless absent a business combination. While private investors and management in a business combination undertake a certain level of due diligence, it is not necessarily the same level of due diligence undertaken by an underwriter in a traditional initial public offering and, therefore, there could be a heightened risk of an incorrect valuation of the business or material misstatements or omissions in this proxy statement/prospectus.

Additional Risk Factors Related to the Business Combination

Union has no operating or financial history and its results of operations and those of the Combined Company may differ significantly from the unaudited pro forma financial data included in this proxy statement.

Union has no operating history and no revenues. This proxy statement/prospectus includes unaudited pro forma condensed combined financial statements for the Combined Company. The unaudited pro forma condensed combined statement of operations of the Combined Company combines the historical audited results of operations of Union for the fiscal year ended September 30, 2020, with the historical audited results of operations of Procaps for the year ended December 31, 2020, and gives pro forma effect to the Business Combination as if it had been consummated on January 1, 2020. The unaudited pro forma condensed combined balance sheet of the Combined Company combines the historical balance sheets of Union as of September 30, 2020 and of Procaps as of December 31, 2020 and gives pro forma effect to the Business Combination as if it had been consummated on December 31, 2020.

The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only, are based on certain assumptions, address a hypothetical situation and reflect limited historical financial data. Therefore, the unaudited pro forma condensed combined financial statements are not necessarily indicative of the results of operations and financial position that would have been achieved had the Business Combination been consummated on the dates indicated above, or the future consolidated results of operations or financial position of the Combined Company. Accordingly, the Combined Company’s business, assets, cash flows, results of operations and financial condition may differ significantly from those indicated by the unaudited pro forma condensed combined financial statements included in this document. For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

After completion of the Business Combination, Holdco will be controlled by the Minski Family, whose interests may conflict with Holdco’s interests and the interests of other shareholders.

Upon completion of the Business Combination, the Minski Family, through the Deseja Trust, the Sognatore Trust and the Simphony Trust, will own 56.4% of the issued and outstanding Holdco Ordinary Shares, all of which will be subject to certain lock-up arrangements pursuant to the Registration Rights and Lock-Up Agreement and including 10,464,612 Holdco Ordinary Shares that will be held in escrow subject to release pursuant to the terms of the Transaction Support Agreement (assuming that none of Union’s existing Public Shareholders exercise their redemption rights in connection with the approval of the Business Combination with respect to their Public Shares, the SPAC Transaction Expenses do not exceed the SPAC Transaction Expenses Cap, no additional equity securities of Union are issued at or prior to Closing other than the PIPE Shares and a Closing Date of August 31, 2021). As long as the Minski Family owns at least 50% of the outstanding Holdco Ordinary Shares, the Minski Family will have the ability to determine all ordinary corporate actions requiring shareholder approval, including the election and removal of directors and the size of Holdco’s board of directors (within the limits provided for in Holdco’s articles of association), or the approval of any merger (save for certain specific mergers where the agreement of all shareholders is required). The board of directors of Holdco may, without any approval required by the shareholders of Holdco, decide upon, under certain circumstances, a sale of substantially all of Holdco’s assets. If any shareholder or group of shareholders were to own 2/3 or more of the outstanding Holdco Ordinary Shares, such shareholder or group of shareholders would have the required majority pursuant to Luxembourg law and Holdco’s amended and restated articles of association to be adopted in connection with the Business Combination to amend Holdco’s articles of association and take all other shareholder resolutions which require at least 2/3 of the outstanding Holdco Ordinary Shares. In addition, pursuant to the Nomination Agreement, the Minski Family has the right to propose for appointment a majority of the board of directors, at least one-half of whom must be independent under Nasdaq rules, and the right to appoint a director to each committee of the Holdco Board. Such rights of the Minski Family shall terminate upon the earlier of (i) 20 years from the date of the Nomination Agreement and (ii) the date on which the Minsky Family, or its affiliates, cease to beneficially own, in the aggregate, 30% of the outstanding Holdco Ordinary Shares. This could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of the Combined Company, which could cause the market price of Holdco Ordinary Shares to decline or prevent shareholders from realizing a premium over the market price for Holdco Ordinary Shares. The Minski Family’s interests may conflict with Holdco’s interests as a company or the interests of Holdco’s other shareholders.

A market for Holdco’s securities may not continue, which would adversely affect the liquidity and price of its securities.

Following the Business Combination, the price of Holdco’s securities may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for Holdco’s securities following the Business Combination may never develop or, if developed, it may not be sustained. In addition, the price of Holdco’s securities after the Business Combination can vary due to general economic conditions and forecasts, its general business condition and the release of its financial reports. Additionally, if its securities are not listed on, or become delisted from, Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of its securities may be more limited than if it were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

If, following the Business Combination, securities or industry analysts do not publish or cease publishing research or reports about the Combined Company, its business, or its market, or if they change their recommendations regarding Holdco Ordinary Shares adversely, then the price and trading volume of Holdco Ordinary Shares could decline.

The trading market for Holdco Ordinary Shares will be influenced by the research and reports that industry or securities analysts may publish about the Combined Company, its business, its market, or its competitors. Securities and industry analysts do not currently, and may never, publish research on Union or the Combined Company. If no securities or industry analysts commence coverage of the Combined Company, Holdco Ordinary Share price and trading volume would likely be negatively impacted. If any of the analysts who may cover the Combined Company change their recommendation regarding Holdco Ordinary Shares adversely, or provide more favorable relative recommendations about Holdco’s competitors, the price of Holdco Ordinary Shares would likely decline. If any analyst who may cover Union were to cease coverage of the Combined Company or fail to regularly publish reports on it, Holdco could lose visibility in the financial markets, which could cause Holdco Ordinary Share price or trading volume to decline.

The JOBS Act permits “emerging growth companies” like Holdco to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies.

Holdco currently qualifies as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, which we refer to as the “JOBS Act.” As such, Holdco takes advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as it continues to be an emerging growth company, including the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. As a result, Holdco shareholders may not have access to certain information they deem important. Holdco expects to remain an emerging growth company until December 31, 2021.

Holdco cannot predict if investors will find Holdco Ordinary Shares less attractive because it relies on these exemptions. If some investors find Holdco Ordinary Shares less attractive as a result, there may be a less active trading market and share price for Holdco Ordinary Shares may be more volatile. Holdco does not expect to qualify as an emerging growth company after the last day of the fiscal year in which the Business Combination is consummated and may incur increased legal, accounting and compliance costs associated with Section 404 of the Sarbanes-Oxley Act.

Risks Related to Investment in a Luxembourg Company and Holdco’s Status as a Foreign Private Issuer

As a foreign private issuer, Holdco will be exempt from a number of U.S. securities laws and rules promulgated thereunder and will be permitted to publicly disclose less information than U.S. public companies must. This may limit the information available to holders of the Holdco Ordinary Shares.

Holdco will qualify as a “foreign private issuer,” as defined in the SEC’s rules and regulations, and, consequently, Holdco will not be subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, Holdco will be exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, Holdco’s officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of Holdco’s securities. For example, some of Holdco’s key executives may sell a significant amount of Holdco Ordinary Shares and such sales will not be required to be disclosed as promptly as public companies organized within the United States would have to disclose. Accordingly, once such sales are eventually disclosed, the price of Holdco Ordinary Shares may decline significantly. Moreover, Holdco will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Holdco will also not be subject to Regulation FD under the Exchange Act, which would prohibit Holdco from selectively disclosing material nonpublic information to certain persons without concurrently making a widespread public disclosure of such information. Accordingly, there may be less publicly available information concerning Holdco than there is for U.S. public companies.

As a foreign private issuer, Holdco will file an annual report on Form 20-F within four months of the close of each fiscal year ended December 31 and furnish reports on Form 6-K relating to certain material events promptly after Holdco publicly announces these events. However, because of the above exemptions for foreign private issuers, which Holdco intends to rely on, Holdco shareholders will not be afforded the same information generally available to investors holding shares in public companies that are not foreign private issuers.

Holdco may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses. This would subject Holdco to GAAP reporting requirements which may be difficult for it to comply with.

As a “foreign private issuer,” Holdco would not be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under those rules, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to Holdco on June 30, 2022.

In the future, Holdco could lose its foreign private issuer status if a majority of its ordinary shares are held by residents in the United States and it fails to meet any one of the additional “business contacts” requirements. Although Holdco intends to follow certain practices that are consistent with U.S. regulatory provisions applicable to U.S. companies, Holdco’s loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to Holdco under U.S. securities laws if it is deemed a U.S. domestic issuer may be significantly higher. If Holdco is not a foreign private issuer, Holdco will be required to file periodic reports and prospectuses on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, Holdco would become subject to the Regulation FD, aimed at preventing issuers from making selective disclosures of material information. Holdco also may be required to modify certain of its policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, Holdco may lose its ability to rely upon exemptions from certain corporate governance requirements of Nasdaq that are available to foreign private issuers. For example, Nasdaq’s corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors, and corporate governance matters. As a foreign private issuer, Holdco would be permitted to follow home country practice in lieu of the above requirements. As long as Holdco relies on the foreign private issuer exemption to certain of Nasdaq’s corporate governance standards, a majority of the directors on its board of directors are not required to be independent directors, its compensation committee is not required to be comprised entirely of independent directors, and it will not be required to have a nominating committee. Also, Holdco would be required to change its basis of accounting from IFRS as issued by the IASB to GAAP, which may be difficult and costly for it to comply with. If Holdco loses its foreign private issuer status and fails to comply with U.S. securities laws applicable to U.S. domestic issuers, Holdco may have to de-list from Nasdaq and could be subject to investigation by the SEC, Nasdaq and other regulators, among other materially adverse consequences.

If Holdco no longer qualifies as a foreign private issuer, it may be eligible to take advantage of exemptions from Nasdaq’s corporate governance standards if it continues to qualify as a “controlled company.” Upon completion of the Business Combination, the Minski Family will own 56.4% of the issued and outstanding Holdco Ordinary Shares, including 10,464,612 Holdco Ordinary Shares that will be held in escrow subject to release pursuant to the terms of the Transaction Support Agreement (assuming that none of Union’s existing Public Shareholders exercise their redemption rights in connection with the approval of the Business Combination with respect to their Public Shares, the SPAC Transaction Expenses do not exceed the SPAC Transaction Expenses Cap, no additional equity securities of Union are issued at or prior to Closing other than the PIPE Shares and a Closing Date of August 31, 2021). As a result, Holdco will be a “controlled company” within the meaning of Nasdaq rules. Although Holdco will be eligible to take advantage of certain exemptions from certain Nasdaq corporate governance standards, it currently does not intend to do so. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, a group, or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•        the requirement that a majority of its board of directors consist of independent directors;

•        the requirement that compensation of its executive officers be determined by a majority of the independent directors of the board or a compensation committee comprised solely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•        the requirement that director nominees be selected, or recommended for the board’s selection, either by a majority of the independent directors of the board or a nominating committee comprised solely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

If Holdco elects to take advantage of these exemptions, shareholders would not have the same protections afforded to shareholders of companies that are subject to all the Nasdaq corporate governance standards.

Holdco is organized under the laws of the Grand Duchy of Luxembourg and a substantial amount of its assets are not located in the United States. It may be difficult for you to obtain or enforce judgments or bring original actions against Holdco or the members of its board of directors in the United States.

Holdco is incorporated under the laws of the Grand Duchy of Luxembourg. In addition, a substantial amount of its assets are located outside the United States. Furthermore, some of the members of Holdco’s board of directors and officers reside outside the United States and a substantial portion of Holdco’s assets are located outside the United States. Investors may not be able to effect service of process within the United States upon Holdco or these persons or enforce judgments obtained against Holdco or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it also may be difficult for an investor to enforce in U.S. courts judgments obtained against Holdco or these persons in courts located in jurisdictions outside the United States, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Awards of punitive damages in actions brought in the United States or elsewhere are generally not enforceable in the Grand Duchy of Luxembourg.

As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Grand Duchy of Luxembourg, courts in the Grand Duchy of Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. However, a party who received such favorable judgment in a U.S. Court may initiate enforcement proceedings in the Grand Duchy of Luxembourg

(exequatur) by requesting enforcement of the U.S. judgment by the District Court (Tribunal d’Arrondissement) pursuant to Section 678 of the New Luxembourg Code of Civil Procedure. The District Court will authorize the enforcement in Luxembourg of the U.S. judgment if it is satisfied that all of the following conditions are met:

•        the U.S. judgment is enforceable (exécutoire) in the United States;

•        the U.S. court awarding the judgment had jurisdiction to adjudicate the applicable matter under applicable U.S. federal or state jurisdictions rules, and the jurisdiction of the U.S. court is recognized by Luxembourg private international and local law;

•        the U.S. court has applied the substantive law as designated by the Grand Duchy of Luxembourg conflict of laws rules according to certain Luxembourg case law, it is admitted that the Grand Duchy of Luxembourg courts which are asked to grant an exequatur do not have to verify whether the substantive law actually applied by the U.S. court awarding the judgment was the law which would have been applied;

•        the U.S. judgment does not contravene international public policy or order as understood under the laws of Luxembourg;

•        the U.S. court has acted in accordance with its own procedural rules and laws;

•        the U.S. judgment was granted following proceedings where the counterparty had the opportunity to appear, and if it appeared, to present a defense; and

•        the U.S. judgment was not granted pursuant to an evasion of Grand Duchy of Luxembourg law (fraude à la loi luxembourgeoise).

Please note that the Grand Duchy of Luxembourg case law is constantly evolving. Some of the conditions of admissibility described above may change, and additional conditions could be required to be fulfilled by the Grand Duchy of Luxembourg courts while other conditions may not be required by Luxembourg courts in the future.

Subject to the conditions described above, courts of the Grandy Duchy of Luxembourg tend not to review the merits of a foreign judgment, although such a review is not statutorily prohibited.

If an original action is brought in the Grand Duchy of Luxembourg, the Grand Duchy of Luxembourg courts may refuse to apply the law designated and applied in the original action if (i) the choice of such law was not bona fide or if the foreign law was not pleaded or proved or if pleaded and proved, the foreign law was contrary to the Grand Duchy of Luxembourg mandatory provisions (lois impératives) or incompatible with the Grand Duchy of Luxembourg public policy rules, and (ii) its application is manifestly incompatible with the Grand Duchy of Luxembourg international policy rules. In an action brought in the Grand Duchy of Luxembourg on the basis of U.S. federal or state securities laws, the Grand Duchy of Luxembourg courts may not have the requisite power to grant the remedies sought. Also, an exequatur may be refused if it involves punitive damages.

Litigation in the Grand Duchy of Luxembourg also is subject to rules of procedure that differ from the U.S. rules, including, with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in the Grand Duchy of Luxembourg would in principle have to be conducted in the French or German language, and all documents submitted to the court would, in principle, have to be translated into French or German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a Grand Duchy of Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against Holdco, the members of its board of directors, its officers, or the experts named herein. In addition, even if a judgment against Holdco, the non-U.S. members of its board of directors, its officers, or the experts named in this proxy statement/prospectus based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or the Grand Duchy of Luxembourg courts.

Further, in the event of any proceedings being brought in the Grand Duchy of Luxembourg court in respect of a monetary obligation expressed to be payable in a currency other than the Euro, a Grand Duchy of Luxembourg court would have power to give judgment expressed as an order to pay a currency other than the Euro. However, enforcement of the judgment against any party in the Grand Duchy of Luxembourg would be available only in Euros and for such purposes all claims or debts would be converted into Euros.

The amended and restated articles of association of Holdco to be adopted in connection with the Business Combination contain specific indemnification provisions stating that every person who is, or has been, a member of the board of directors or officer (mandataire) of Holdco shall be indemnified by Holdco to the fullest extent permitted by Luxembourg law against liability and against all expenses reasonably incurred or paid by such director or officer in connection with any claim, action, suit or proceeding in which such director or officer becomes involved as a party or otherwise by virtue of his or her being or having been a director or officer and against amounts paid or incurred by him or her in the settlement thereof.

Luxembourg and European insolvency and bankruptcy laws are substantially different from U.S. insolvency and bankruptcy laws and may offer Holdco’s shareholders less protection than they would have under U.S. insolvency and bankruptcy laws.

As a company organized under the laws of the Grand Duchy of Luxembourg and with its registered office in the Grand Duchy of Luxembourg, Holdco is subject to the Grand Duchy of Luxembourg insolvency and bankruptcy laws in the event any insolvency proceedings are initiated against it including, among other things, Council and European Parliament Regulation (EU) 2015/848 of 20 May 2015 on insolvency proceedings (recast). Should courts in another European country determine that the insolvency and bankruptcy laws of that country apply to Holdco in accordance with and subject to such European Union (“EU”) regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against Holdco. Insolvency and bankruptcy laws in the Grand Duchy of Luxembourg or the relevant other European country, if any, may offer Holdco’s shareholders less protection than they would have under U.S. insolvency and bankruptcy laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency and bankruptcy laws.

The rights of our shareholders and responsibilities of our directors and officers are governed by Luxembourg law and differ in some respects from the rights and responsibilities of shareholders under other jurisdictions, including jurisdictions in the Cayman Islands and the United States.

Our corporate affairs are governed by our Articles, and by the laws governing companies incorporated in the Grand Duchy of Luxembourg, including the Luxembourg Company Law (loi du 10 août 1915 concernant les sociétés commerciales, telle que modifiée). The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg law differ in some respects from those of a company incorporated under other jurisdictions, including the Cayman Islands and jurisdictions in the United States. Corporate laws governing the Grand Duchy of Luxembourg companies may not be as extensive as those in effect in the Cayman Islands or U.S. jurisdictions and the Luxembourg Company Law (as defined above) in respect of corporate governance matters might not be as protective of shareholders as the corporate law and court decisions interpreting the corporate law in the Cayman Islands or in Delaware, where the majority of U.S. public companies are incorporated. See “Comparison of Stockholder Rights” for a discussion of material differences between Cayman Islands and the Grand Duchy of Luxembourg law applicable to Union shareholders and Holdco shareholders. Further, under the Grand Duchy of Luxembourg law there may be less publicly available information about Holdco than is regularly published by or about U.S. issuers. In addition, we anticipate that all of our shareholder meetings will take place in the Grand Duchy of Luxembourg. Our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors and officers or our principal shareholders than they would as shareholders of a corporation incorporated in the Cayman Islands or a jurisdiction in the United States.

Non-Luxembourg resident holders of Holdco Ordinary Shares could be subject to adverse Grand Duchy of Luxembourg income tax consequences.

The tax position of the holders of Holdco Ordinary Shares may vary according to their particular financial and tax situation. The tax structuring of Holdco and/or its investments may not be tax-efficient for a particular prospective holder of Holdco Ordinary Shares. No assurances can be given that amounts distributed or allocated to the holders of Holdco Ordinary Shares will have any particular characteristics or that any specific tax treatment will apply. Furthermore, no assurances can be given that any particular investment structure in which Holdco has a direct or indirect interest will be suitable for all holders of Holdco Ordinary Shares and, in certain circumstances, such structures may lead to additional costs or reporting obligations for some or all of the holders of Holdco Ordinary Shares.

Non-Luxembourg resident holders of Holdco Ordinary Shares that have neither a permanent establishment nor a permanent representative in the Grand Duchy of Luxembourg to which or whom the Holdco Ordinary Shares are attributable, are generally not subject to any income tax in the Grand Duchy of Luxembourg on gains realized upon the sale, repurchase or redemption of the Holdco Ordinary Shares.

Non-Luxembourg resident holders of Holdco Ordinary Shares will only be subject to the Grand Duchy of Luxembourg income tax on capital gains in the event they hold a substantial participation in Holdco (i.e. more than 10% of the issued shares of Holdco, either alone or together with certain close relatives, at any time during the five-year period preceding the disposition of Holdco Ordinary Shares) and (a) the disposition of Holdco Ordinary Shares (including liquidation) takes place within six months after acquisition or (b) in case of a disposition of Holdco Ordinary Shares after six months or more, such holder had been a Grand Duchy of Luxembourg resident taxpayer for more than fifteen years and has become a non-Luxembourg taxpayer less than five years before the disposition of Holdco Ordinary Shares occurs. Nevertheless, holders should consult their own tax advisors to determine which double tax treaties concluded by the Grand Duchy of Luxembourg, if any, apply in order to determine which state (residency state or the Grand Duchy of Luxembourg) has the right to tax any such capital gains.

Risks Related to Union and the Business Combination

Union may not be able to complete its initial business combination prior to October 22, 2021, in which case Union would cease all operations except for the purpose of winding up and Union would redeem its public shares and liquidate, in which case the Public Shareholders may only receive $10.00 per share, or less than such amount in certain circumstances, and its warrants will expire worthless.

Pursuant to the SPAC Articles, Union must complete its initial business combination by October 22, 2021. Union may not be able to complete its initial business combination within such time period. Union’s ability to complete its initial business combination may be negatively impacted by general market conditions, volatility in the capital and debt markets and the other risks described herein. If Union has not completed its initial business combination within such time period, it will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Union (less up to $100,000 of interest to pay dissolution expenses and net taxes payable), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish the Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Union’s remaining shareholders and the Union Board, liquidate and dissolve, subject in the case of sections (ii) and (iii) above, to Union’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such case, Public Shareholders may only receive $10.00 per share, and Union’s warrants will expire worthless. In certain circumstances, Public Shareholders may receive less than $10.00 per share on the redemption of their shares.

In accordance with updated guidance from the SEC on accounting treatment of the warrants, Union’s management determined that Union’s warrants should be accounted for as liabilities rather than as equity and such requirement resulted in a restatement of Union’s previously issued financial statements, which has resulted in unanticipated costs and diversion of management resources and may have an adverse effect on the market price of Holdco Ordinary Shares.

On April 12, 2021, the staff of the SEC issued a public statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants issued by Special Purpose Acquisition Companies (“SPACs”) (the “Statement”). In the Statement, the SEC staff expressed its view that certain terms and conditions common to SPAC warrants may require the warrants to be classified as liabilities on the SPAC’s balance sheet as opposed to equity. Since issuance, Union’s warrants were accounted for as equity within its balance sheet, and after Union’s management’s discussion and evaluation, including with Union’s independent auditors, Union concluded that its warrants should be presented as liabilities with subsequent fair value remeasurement. Therefore, Union conducted a valuation of its warrants by an independent third-party valuation firm and restated its previously issued financial statements, which resulted in unanticipated costs and diversion of management resources. The classification of these financial instruments as a liability resulted in the application of derivative liability accounting, which requires a quarterly valuation of these liabilities with any change in value required to be reflected in quarterly and annual financial statements of the issuer. Although Union has completed the restatement, Union cannot guarantee that it will have no further inquiries from the SEC or Nasdaq regarding its restated financial statements or matters relating thereto. In addition, the impact of changes in fair value on earnings may have an adverse effect on the market price of Holdco Ordinary Shares.

Any future inquiries from the SEC or Nasdaq as a result of the restatement of Union’s historical financial statements will, regardless of the outcome, likely consume a significant amount of our resources in addition to those resources already consumed in connection with the restatement itself.

Union has identified a material weakness in its internal control over financial reporting related to the restatement described in its Annual Report on Form 10-K, as amended, which, if not remediated, could result in material misstatements in Union‘s financial statements.

Following the issuance of the Statement, after consultation with Union’s independent registered public accounting firm, Union’s management and its audit committee concluded that it was appropriate to restate Union’s previously issued audited financial statements as of September 30, 2020 and for the three-month period ended December 31, 2020. As part of the restatement, Union identified a material weakness in its internal controls over financial reporting.

Any failure to maintain effective internal control over financial reporting or disclosure controls and procedures could adversely impact Union’s ability to report its financial position and results of operations on a timely and accurate basis. If Union’s financial statements are not accurate, investors may not have a complete understanding of its operations. Likewise, if Union’s financial statements are not filed on a timely basis, Union could be subject to sanctions or investigations by the stock exchange on which the SPAC Ordinary Shares are listed, the SEC or other regulatory authorities. In either case, there could result a material adverse effect on Union’s business. Such material weakness could also cause investors to lose confidence in Union’s reported financial information, which could have a negative effect on the trading price of the SPAC Ordinary Shares.

Union can give no assurances that the measures it has taken and plans to take in the future will remediate the material weakness identified or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. In addition, even if Union is successful in strengthening its controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of Union’s financial statements.

The ability of the Public Shareholders to exercise redemption rights with respect to a large number of Public Shares could increase the probability that the Business Combination will be unsuccessful and that Union’s shareholders will have to wait for liquidation in order to redeem their Public Shares.

Since the Business Combination Agreement requires that Union have, in the aggregate, cash (held both in and outside of the Trust Account, including the PIPE Investment Amount) that is equal to or greater than $185,000,000, the probability that the Business Combination will be unsuccessful is increased if a large number of the Public Shares are tendered for redemption. If the Business Combination is unsuccessful, the Public Shareholders will not receive their pro rata portion of the Trust Account until the Trust Account is liquidated. If the Public Shareholders are in need of immediate liquidity, they could attempt to sell their Public Shares in the open market; however, at such time, the Public Shares may trade at a discount to the pro rata per share amount in the Trust Account. In either situation, Union’s shareholders may suffer a material loss on their investment or lose the benefit of funds expected in connection with the redemption until Union is liquidated or Union’s shareholders are able to sell their Public Shares in the open market.

If a shareholder fails to receive notice of Union’s offer to redeem its Public Shares in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

This proxy statement/prospectus describes the various procedures that must be complied with in order for a Public Shareholder to validly redeem its Public Shares. In the event that a shareholder fails to comply with these procedures, its shares may not be redeemed.

You will not have any rights or interests in funds from the trust account except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your public shares or warrants, potentially at a loss.

The Public Shareholders will be entitled to receive funds from the trust account only upon the earliest to occur of: (a) the completion of Union’s initial business combination, (b) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend the SPAC Articles (i) to modify the substance or timing of

Union’s obligation to allow redemption in connection with its initial business combination or to redeem 100% of our Public Shares if it does not complete its initial business combination by October 22, 2021 or (ii) with respect to any other provisions relating to shareholders’ rights or pre-initial business combination activity and (c) the redemption of the Public Shares if Union is unable to complete its business combination by October 22, 2021, subject to applicable law. Shareholders who do not exercise their rights to the funds in connection with an amendment to Union’s certificate of incorporation would still have rights to the funds in connection with a subsequent business combination. In no other circumstances will a Public Shareholder have any right or interest of any kind in the trust account. Accordingly, to liquidate your investment, you may be forced to sell your public shares or warrants, potentially at a loss.

The Sponsors, Union’s directors, officers, advisors or their affiliates and the Procaps Shareholders may elect to purchase shares from Public Shareholders, which may influence a vote on a proposed business combination and reduce the public “float” of SPAC Ordinary Shares.

The Sponsors, Union’s directors, officers, advisors or their affiliates and the Procaps Shareholders may purchase SPAC Ordinary Shares in privately negotiated transactions or in the open market prior to the completion of the Business Combination, although they are under no obligation to do so. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of such shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsors, Union’s directors, officers, advisors or their affiliates and the Procaps Shareholders purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such purchases could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining shareholder approval of the Business Combination, or to satisfy the closing condition in the Business Combination Agreement that requires Union to have a minimum amount of cash at the Closing. This may result in the completion of the Business Combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of SPAC Ordinary Shares and the number of beneficial holders of Union’s securities may be reduced, possibly making it difficult for Holdco to obtain the quotation, listing or trading of its securities on a national securities exchange.

If a shareholder or a “group” of shareholders are deemed to hold in excess of 15% of Public Shares, such shareholders or group will lose the ability to redeem all such shares in excess of 15% of Public Shares.

The SPAC Articles provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the Public Shares, which Union refers to as the “Excess Shares.” However, Union would not be restricting its shareholders’ ability to vote all of their shares (including Excess Shares) for or against its business combination. The inability of a shareholder to redeem the Excess Shares will reduce its influence over Union’s ability to complete its business combination and such shareholder could suffer a material loss on its investment in Union if it sells Excess Shares in open market transactions. Additionally, such shareholder will not receive redemption distributions with respect to the Excess Shares if Union completes its business combination. And as a result, such shareholder will continue to hold that number of shares exceeding 15% and, in order to dispose of such shares, would be required to sell its shares in open market transactions, potentially at a loss.

If, before distributing the proceeds in the Trust Account to the Public Shareholders, Union files a voluntary bankruptcy petition or an involuntary bankruptcy petition is filed against Union that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of Union’s shareholders and the per-share amount that would otherwise be received by Union’s shareholders in connection with Union’s liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to the Public Shareholders, Union files a voluntary bankruptcy petition or an involuntary bankruptcy petition is filed against Union that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in Union’s bankruptcy estate and subject to the claims of third parties with priority over the claims of Union’s shareholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by Union’s shareholders in connection with Union’s liquidation may be reduced.

Union’s shareholders may be held liable for claims by third parties against Union to the extent of distributions received by them upon redemption of their shares.

If Union is forced to enter into an insolvent liquidation, any distributions received by Public Shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, Union was unable to pay its debts as they become due in the ordinary course of business. As a result, a liquidator could seek to recover all amounts received by the Public Shareholders. Furthermore, Union’s directors may be viewed as having breached their fiduciary duties to Union or its creditors and/or may have acted in bad faith, thereby exposing themselves and Union to claims, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. Union cannot assure you that claims will not be brought against it for these reasons. Union and its directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of Union’s share premium account while it was unable to pay its debts as they become due in the ordinary course of business could be guilty of an offense and may be liable on summary conviction for a fine of CI$15,000 and to imprisonment for five years in the Cayman Islands.

Union’s shareholders cannot be sure of the market value of the Holdco Ordinary Shares to be issued upon completion of the Business Combination.

The holders of SPAC Ordinary Shares issued and outstanding immediately prior to the Merger Effective Time (other than any redeemed shares) will receive one Holdco Ordinary Share in exchange for each SPAC Ordinary Share held by them, rather than a number of shares with a particular fixed market value. The market value of SPAC Ordinary Shares at the time of the Business Combination may vary significantly from its price on the date the Business Combination Agreement was executed, the date of the Registration Statement of which this proxy statement/prospectus is a part and/or the date on which Union shareholders vote on the Business Combination. Because the exchange ratio of the shares will not be adjusted to reflect any changes in the market price of the SPAC Ordinary Shares, the market value of the Holdco Ordinary Shares issued in the Business Combination and the SPAC Ordinary Shares surrendered in the Business Combination may be higher or lower than the value of these shares on earlier dates. 100% of the consideration to be received by Union’s shareholders will be Holdco Ordinary Shares. Following consummation of the Business Combination, the market price of Holdco’s securities may be influenced by many factors, some of which are beyond its control, including those described above and the following:

•        changes in financial estimates by analysts;

•        announcements by it or its competitors of significant contracts, productions, acquisitions or capital commitments;

•        fluctuations in its quarterly financial results or the quarterly financial results of companies perceived to be similar to it;

•        general economic conditions;

•        changes in market valuations of similar companies;

•        terrorist acts;

•        changes in its capital structure, such as future issuances of securities or the incurrence of additional debt;

•        future sales of Holdco Ordinary Shares;

•        regulatory developments in the United States, foreign countries or both;

•        litigation involving Holdco, its subsidiaries or its general industry; and

•        additions or departures of key personnel.

In addition, it is possible that the Business Combination may not be completed until a significant period of time has passed after the special meeting of Union’s shareholders. As a result, the market value of SPAC Ordinary Shares may vary significantly from the date of the Extraordinary General Meeting to the date of the completion of the Business Combination. You are urged to obtain up-to-date prices for SPAC Ordinary Shares. There is no assurance that the Business Combination will be completed, that there will not be a delay in the completion of the Business Combination or that all or any of the anticipated benefits of the Business Combination will be obtained.

The Holdco Ordinary Shares to be received by Union’s shareholders as a result of the Business Combination will have different rights from SPAC Ordinary Shares.

Following completion of the Business Combination, the Public Shareholders will no longer be shareholders of Union, a Cayman Islands exempted company but will instead be shareholders of Holdco, a Luxembourg company. There will be important differences between your current rights as a Union shareholder and your rights as a Holdco shareholder. Such differences include, among others:

•        Shareholder Approval of Business Combination — Under Cayman Islands law, mergers require a special resolution of the shareholders, and any other authorization as may be specified in the relevant articles of association. All mergers (other than parent/subsidiary mergers) require shareholder approval, without exceptions for smaller mergers. Under Cayman Islands law, when a bidder acquires 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder. A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by 50% plus one in number, and 75% in value, of shareholders in attendance and voting at a shareholders’ meeting. Under Luxembourg law, any type of business combination that would require an amendment to the Holdco Articles, such as a merger, de-merger, dissolution or voluntary liquidation requires an extraordinary resolution of a general meeting of shareholders. Transactions such as a sale, lease or exchange of substantial company assets require only the approval of the board of directors; neither Luxembourg law nor the Holdco Articles provide for an additional shareholder approval.

•        Appraisal Rights — Under Cayman Islands law, subject to certain statutory limitations, minority shareholders of a Cayman Islands exempted company that dissent from a merger are entitled to be paid the fair market value of their shares, while under Luxembourg law, minority shareholders of a Luxembourg company are not entitled to appraisal rights. In the event of a business combination of Holdco in the future, minority shareholders of Holdco will not have any appraisal rights, which could limit such shareholder’s ability to request that their Holdco Ordinary Shares be redeemed.

•        Shareholder Consent to Action Without Meeting — Under Cayman Islands law, written resolutions by way of special resolution or ordinary resolution must be by unanimous written resolution while under Luxembourg law, shareholders of a public limited liability company may not take action by written consent. A shareholder meeting must always be called if the matter to be considered requires a shareholder resolution under Luxembourg law and depending on the nature of the matter, all shareholder matters must be approved at an actual meeting of shareholders held before a notary public or under private seal.

•        Meetings of Shareholders — Pursuant to Union’s amended and restated memorandum and articles of association and Cayman Islands law, holders of a majority of the issued and outstanding SPAC Ordinary Shares entitled to vote as of the record date for such meeting must be present, in person (including virtually) or represented by proxy, to constitute a quorum. In accordance with Luxembourg law, no quorum applies for any ordinary resolution to be considered at a general meeting and such ordinary resolutions shall be adopted by a simple majority of the votes validly cast on such resolution while extraordinary resolutions require a quorum of at least half (1/2) of Holdco’s issued share capital at a first duly convened meeting, unless otherwise mandatorily required by law. Pursuant to Luxembourg law, if said quorum is not reached, a second meeting may be convened for which no quorum is prescribed pursuant to the 1915 Law and the Holdco Articles and each extraordinary resolution shall be adopted at a quorate general meeting, except otherwise provided by Luxembourg law, by at least a two-thirds (2/3) majority of the votes validly cast on such resolution by shareholders. In the event of a shareholder meeting of Holdco with only ordinary resolutions to be passed, no quorum will be required whereas such a meeting of Union would require a quorum.

•        Distributions and Dividends; Repurchases and Redemptions — Under Cayman Islands law, the declaration and payment of dividends falls within the competence of the board of directors, it being understood that dividends may be paid to holders of ordinary shares out of (i) a company’s profits available for distribution, (ii) “share premium account” or (iii) any other fund or account which can be authorized for the purpose in accordance with Cayman Islands law. Pursuant to Cayman Islands law, the sole restriction to a payment of dividends is if after payment, the company would not be able to pay its debts as they come due in the ordinary course of business. Under Luxembourg law, the amount and payment of a dividend or any other distribution is determined by a simple majority vote at a general shareholders’ meeting upon recommendation by the board of directors, except in certain limited circumstances. In accordance with Luxembourg law, distributions are only lawfully declared and paid if Holdco’s distributable reserves are sufficient under Luxembourg law. Each year, Luxembourg law requires companies to allocate at least 5% of Holdco’s net profits to a legal reserve until such reserve equals 10% of Holdco’s issued share capital; such reserve is not available for distribution. In order for Holdco to declare and pay dividends, unlike under Cayman Islands law, a simple majority vote at a general shareholders’ meeting is required, in addition to the different restrictions applicable to the distribution of dividends referenced above.

See “Comparison of Shareholder Rights” for a detailed discussion of the different rights associated with holding shares in Holdco compared to shares in Union.

Union’s Sponsors, officers and directors have agreed to vote in favor of the Business Combination, regardless of how the Public Shareholders vote.

Unlike many other blank check companies in which the initial shareholders agree to vote their founder shares in accordance with the majority of the votes cast by the Public Shareholders in connection with an initial business combination, the Initial Shareholders have agreed to vote their Founder Shares, as well as any Public Shares purchased during or after Union’s IPO, in favor of the Business Combination, and own 26.9% of the issued and outstanding SPAC Ordinary Shares. Accordingly, it is more likely that the necessary shareholder approval to complete the Business Combination will be received than would be the case if the Initial Shareholders agreed to vote their SPAC Ordinary Shares in accordance with the majority of the votes cast by the Public Shareholders.

The exercise of discretion by Union’s directors and officers in agreeing to changes to the terms of or waivers of closing conditions in the Business Combination Agreement may result in a conflict of interest when determining whether such changes to the terms of the Business Combination Agreement or waivers of conditions are appropriate and in the best interests of Union securityholders.

In the period leading up to the Closing, other events may occur that, pursuant to the Business Combination Agreement, would require Union to agree to amend the Business Combination Agreement, to consent to certain actions or to waive rights that Union is entitled to under those agreements. Such events could arise because of changes in the course of Procaps’ business, a request by Procaps to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on Procaps’ business and would entitle us to terminate the Business Combination Agreement. In any of such circumstances, it would be in Union’s discretion, acting through its board of directors, to grant Union’s consent or waive its rights. The existence of the financial and personal interests of the directors described elsewhere in this proxy statement/prospectus may result in a conflict of interest on the part of one or more of the directors between what he may believe is best for Union and its securityholders and what he may believe is best for himself or his affiliates in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, Union does not believe there will be any changes or waivers that its directors and officers would be likely to make after shareholder approval of the Business Combination has been obtained. While certain changes could be made without further shareholder approval, if there is a change to the terms of the transaction that would have a material impact on the shareholders, Union will be required to circulate a new or amended proxy statement/prospectus or supplement thereto and resolicit the vote of its shareholders with respect to the Business Combination Proposal.

Union’s board of directors did not obtain a fairness opinion in determining whether or not to proceed with the Business Combination and as a result, the terms may not be fair from a financial point of view to the Public Shareholders.

In analyzing the Business Combination, the Union board of directors conducted significant due diligence on Procaps. For a complete discussion of the factors utilized by Union’s board of directors in approving the Business Combination, see the section entitled, “The Business Combination — Union’s Board of Directors’ Reasons for the Approval of the Business Combination.” The Union board of directors believes because of the financial skills and background of its directors, it was qualified to conclude that the Business Combination was fair from a financial perspective to its shareholders and that Procaps’ fair market value was at least 80% of Union’s net assets (excluding deferred underwriting discounts and commissions). Notwithstanding the foregoing, Union’s board of directors did not obtain a fairness opinion to assist it in its determination. Accordingly, Union’s board of directors may be incorrect in its assessment of the Business Combination.

The Sponsors and Union’s executive officers and directors have potential conflicts of interest in recommending that shareholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in the Registration Statement of which this proxy statement/prospectus is a part.

When you consider the recommendation of Union’s board of directors in favor of approval of the Business Combination Proposal, the Merger Proposal and the Nasdaq Proposal, you should keep in mind that certain of Union’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a shareholder. These interests include, among other things:

•        the beneficial ownership of the Initial Shareholders of an aggregate of 5,000,000 Founder Shares, originally acquired for an aggregate purchase price of $25,000, or approximately $0.006 per share. The Founder Shares initially were purchased by the Sponsors with each Sponsor, Union Acquisition Associates II, LLC and Union Group International Holdings Limited, purchasing 2,515,625 Founder Shares for $12,500. The Sponsors then transferred an aggregate of 152,500 shares to Union’s officers, directors advisors and their affiliates. Following the forfeiture of 31,250 shares due to the underwriters’ over-allotment in connection with the IPO, 5,000,000 Founder Shares remained outstanding. The Founder Shares would become worthless if Union does not complete a business combination within the applicable time period, as the Initial Shareholders and Union’s other officers and directors have waived any right to redemption with respect to these shares. The Founder Shares have an aggregate market value of approximately (i) $50,550,000, based on the closing price of SPAC Ordinary Shares of $10.11 on Nasdaq on August 16, 2021, the trading date immediately prior to the filing date of this proxy statement/prospectus, and (ii) $          , based on the closing price of SPAC Ordinary Shares of $          on Nasdaq on          , 2021, the record date for the Extraordinary General Meeting;

•        The beneficial ownership of the Sponsors, and their respective affiliates, of 3,375,000 Private Placement Warrants to be retained by the Sponsors, 1,250,000 of which will be held in escrow until released pursuant to the terms of the Transaction Support Agreement, out of the 6,250,000 Private Placement Warrants initially purchased by the Sponsors at a price of $1.00 per warrant, for an aggregate price of $6,250,000. The 3,375,000 Private Placement Warrants to be retained by the Sponsors have an aggregate market value of approximately (i) $2,801,250, based on the closing price of SPAC Warrants of $0.83 on Nasdaq on August 16, 2021, the trading date immediately prior to the filing date of this proxy statement/prospectus, and (ii) $          , based on the closing price of SPAC Warrants of $          on Nasdaq on          , 2021, the record date for the Extraordinary General Meeting.

•        Union’s Sponsors, officers and directors, and any of their respective affiliates, will not receive reimbursement for any out-of-pocket expenses incurred by them on Union’s behalf incident to identifying, investigating and consummating a business combination to the extent such expenses exceed the amount not required to be retained in the Trust Account, unless a business combination is consummated. As of December 31, 2020, no more than $100,000 in out-of-pocket expenses have been incurred by Union’s directors incident to identifying, investigating and consummating a business combination;

•        the potential continuation of certain Union’s directors as directors of Holdco post-Business Combination;

•        the continued indemnification of current directors and officers of Union and the continuation of directors’ and officers’ liability insurance after the Business Combination;

•        the Sponsors will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate; and

•        the Sponsors and their respective affiliates can earn a positive rate of return on their investment, even if other Union shareholders experience a negative rate of return in the post-business combination company.

These interests may influence Union’s directors in making their recommendation to vote in favor of the Business Combination Proposal and the other proposals described in the Registration Statement of which this proxy statement/prospectus is a part. You should also read the section entitled “The Business Combination — Interests of Union’s Directors and Officer’s in the Business Combination.”

If Union fails to consummate the PIPE, it may not have enough funds to complete the Business Combination.

As a condition to closing the Business Combination, the Business Combination Agreement provides that Union must have at least an aggregate of $185,000,000 of cash held either in or outside the Trust Account, including the aggregate amount received from the PIPE upon the closing of the Business Combination. Since the amount in the Trust Account is less than $185,000,000, Union requires the funds from the PIPE in order to consummate the Business Combination. While Union has entered into Subscription Agreements to raise an aggregate of approximately $100,000,000 immediately prior to the Closing, there can be no assurance that the counterparties to the Subscription Agreements will perform their obligations thereunder. If Union fails to consummate the PIPE, it is unlikely that Union will have sufficient funds to meet the Minimum Cash Condition to Closing.

Subsequent to the completion of the Business Combination, Holdco may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on Holdco’s financial condition, results of operations and our share price, which could cause you to lose some or all of your investment.

Although Union has conducted due diligence on Procaps, we cannot assure you that our diligence surfaced all material issues that may be present inside Procaps, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Procaps and outside of Union’s control will not later arise. As a result of these factors, Holdco may be forced to later write-down or write off assets, restructure its operations, or incur impairment or other charges that could result in Holdco reporting losses. Even if Union’s due diligence successfully identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Union’s preliminary risk analysis. Even though these charges may be non-cash items and would not have an immediate impact on Union’s liquidity, the fact that Union reports charges of this nature could contribute to negative market perceptions about Union or its securities. Accordingly, any shareholders who choose to remain shareholders following the Business Combination could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by Union’s officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy statement/prospectus relating to the Business Combination contained an actionable material misstatement or material omission.

Public Shareholders at the time of the Business Combination who purchased their SPAC Units in Union’s IPO and do not exercise their redemption rights may pursue rescission rights and related claims.

The Public Shareholders may allege that some aspects of the Business Combination are inconsistent with the disclosure contained in the prospectus issued by Union in connection with the offer and sale in its IPO of SPAC Units, including the structure of the proposed Business Combination. Consequently, a Public Shareholder who purchased shares in the IPO (excluding the Initial Shareholders) and still holds them at the time of the Business Combination and who does not seek to exercise redemption rights might seek rescission of the purchase of the SPAC Units such holder acquired in the IPO. A successful claimant for damages under federal or state law could be awarded an amount to compensate for the decrease in the value of such holder’s shares caused by the alleged violation (including, possibly, punitive damages), together with interest, while retaining the shares. If shareholders bring successful rescission claims against Union, it may not have sufficient funds following the consummation of the Business Combination to pay such claims, or if claims are successfully brought against Holdco following the consummation of the Business Combination, Holdco’s results of operations could be adversely affected and, in any event, Holdco may be required in connection with the defense of such claims to incur expenses and divert employee attention from other business matters.

Union’s shareholders will have a reduced ownership and voting interest after consummation of the Business Combination and will exercise less influence over management.

After the completion of the Business Combination, Union’s shareholders will own a smaller percentage of Holdco than they currently own of Union. Upon completion of the Business Combination, it is anticipated that Union’s shareholders (including the Initial Shareholders), will own approximately 15.5% of the Holdco Ordinary Shares issued and outstanding immediately after the consummation of the Business Combination, including 5,000,000 Holdco Ordinary Shares held by the Initial Shareholders that will be subject to certain lock-up arrangements pursuant to the Registration Rights and Lock-Up Agreement and 1,250,000 Holdco Ordinary Shares that will be held in escrow subject to release pursuant to the terms of the Transaction Support Agreement, assuming none of Union’s existing Public Shareholders exercise their redemption rights in connection with the approval of the Business Combination with respect to their Public Shares, the SPAC Transaction Expenses do not exceed the SPAC Transaction Expenses Cap and no additional equity securities of Union are issued at or prior to Closing, other than the 10,000,000 PIPE Shares currently subscribed for and to be issued in connection with the PIPE. Consequently, Union’s shareholders, as a group, will have reduced ownership and voting power in Holdco compared to their ownership and voting power in Union.

Union’s and Procaps’ ability to consummate the Business Combination may be materially adversely affected by the COVID-19 pandemic.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which has and is continuing to spread throughout the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of COVID-19 a “Public Health Emergency of International Concern.” On January 31, 2020, the U.S. Department of Health and Human Services declared a public health emergency for the United States to aid the U.S., and on March 11, 2020, the World Health Organization characterized COVID-19 as a “pandemic.”

The COVID-19 pandemic has resulted, and other infectious diseases could result, in a widespread health crisis that has and could continue to adversely affect the economies and financial markets worldwide, which may delay or prevent the consummation of the Business Combination. The extent of such impact will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others.

The disruptions posed by COVID-19 have continued, and other matters of global concern may continue for an extensive period of time, and Union’s and Procaps’ ability to consummate the Business Combination may be materially adversely affected. Each of Union, Procaps and Holdco may also incur additional costs due to delays caused by COVID-19, which could adversely affect Union’s and Procaps’ ability to consummate the Business Combination.

The securities in which Union invests the funds held in the Trust Account could bear a negative rate of interest, which could reduce the value of the assets held in trust such that the per-share redemption amount received by Public Shareholders may be less than $10.00 per share.

The proceeds from Union’s IPO and its concurrent private placement of warrants held in the Trust Account are invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), which invest only in direct U.S. government treasury obligations. While short-term U.S. government treasury obligations currently yield a positive rate of interest, they have briefly yielded negative interest rates in recent years. Central banks in Europe and Japan pursued interest rates below zero in recent years, and the Open Market Committee of the Federal Reserve has not ruled out the possibility that it may in the future adopt similar policies in the United States. In the event that Union is unable to complete its initial business combination or make certain amendments to the SPAC Articles, its Public Shareholders are entitled to receive their pro-rata share of the proceeds held in the Trust Account, plus any interest income not released to Union, net of taxes payable. Negative interest rates could impact the per-share redemption amount that may be received by Public Shareholders.

Cyber incidents or attacks directed at us could result in information theft, data corruption, operational disruption and/or financial loss.

Union depends on digital technologies, including information systems, infrastructure and cloud applications and services, including those of third parties with which they may deal. Sophisticated and deliberate attacks on, or security breaches in, Union’s systems or infrastructure, or the systems or infrastructure of third parties or the cloud, could lead to corruption or misappropriation of Union’s assets, proprietary information and sensitive or confidential data. As an early stage company without significant investments in data security protection, Union may not be sufficiently protected against such occurrences. Union may not have sufficient resources to adequately protect against, or to investigate and remediate any vulnerability to, cyber incidents. It is possible that any of these occurrences, or a combination of them, could have adverse consequences on Union’s business and lead to financial loss.

Union’s officers and directors may in the future become affiliated with entities engaged in business activities similar to those intended to be conducted by Union and, accordingly, may have conflicts of interest in allocating their time and determining to which entity a particular business opportunity should be presented.

Following the completion of Union’s initial public offering Union has engaged in the business of identifying and combining with one or more businesses. Union’s officers and directors may in the future become affiliated with entities that are engaged in business activities similar to those intended to be conducted by Union. In addition, certain of Union’s directors have, and the Sponsors, officers and directors may in the future, participate in the formation of, or become an officer or director of, any other blank check company prior to completion of the Business Combination. As a result, our Sponsors, officers or directors could have conflicts of interest in determining whether to present business combination opportunities to any other blank check company with which they may become involved, subject to Union’s officers’ and directors’ fiduciary duties under Cayman law. In particular, three of the five members of Union’s board of directors currently are also directors of another blank check company, while another member of Union’s board of directors is currently a nominee of another blank check company. Any such company may present additional conflicts of interest in pursuing an acquisition target. However, we do not believe that any potential conflicts with that blank check company would materially affect our ability to complete the business combination, because Union has priority with respect to acquisition opportunities until we complete our initial business combination. In addition, Union’s management team has significant experience in identifying and executing multiple acquisition opportunities simultaneously and believe there are multiple potential opportunities within the industries and geographies of our primary focus.

U.S. Tax Risk Factors

There may be tax consequences of the Business Combination that may adversely affect holders of SPAC Ordinary Shares or Warrants.

Although it is intended for the Merger to qualify as a tax-free exchange for U.S. federal income tax purposes as described in Section 351(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the requirements for tax-free treatment are complex and qualification for such treatment could be adversely affected by events or actions that occur following the Business Combination that are beyond the SPAC’s control. There can be no assurance that the U.S. Internal Revenue Service will not disagree with or challenge the intended characterization of the transaction for U.S. federal income tax purposes. To the extent the Merger does not so qualify, it could result in the imposition of substantial taxes on holders of SPAC Ordinary Shares and SPAC Warrants.

It is unclear whether the Merger, in addition to qualifying as an exchange described in Section 351(a) of the Code, will also qualify as a “reorganization” under Section 368 of the Code. There are many requirements that must be satisfied in order for the Merger to qualify as a “reorganization” under Section 368 of the Code, some of which are based upon factual determinations and others are fundamental to corporate reorganizations. There can be no assurance that the Merger qualifies as a reorganization under Section 368 of the Code. U.S. holders should consult their tax advisors regarding the potential qualification of the Merger as a reorganization for U.S. federal income tax purposes.

It is possible that a U.S. holder (as defined in “Material U.S. Federal Income Tax Considerations”) of SPAC Ordinary Shares and SPAC Warrants could be treated as transferring its SPAC Ordinary Shares and SPAC Warrants, if any, to Holdco in an exchange governed only by Section 351(a) of the Code (and not by Section 368 of the Code), in which case such U.S. holder would recognize gain (if any) with respect to such SPAC Ordinary Shares and SPAC Warrants held immediately prior to the Merger in an amount equal to the lesser of (i) the excess (if any) of the fair market value of such Holdco Ordinary Shares and Holdco Warrants over such U.S. holder’s tax basis in such SPAC Ordinary Shares and SPAC Warrants or (ii) the fair market value of such Holdco Warrants. Any loss realized by a U.S. holder should not be recognized.

Alternatively, it is also possible that, if the deemed transfer of SPAC Ordinary Shares and SPAC Warrants qualifies as part of a “reorganization” within the meaning of Section 368 of the Code, subject to Section 367(a) of the Code, a U.S. holder of SPAC Ordinary Shares and SPAC Warrants generally should not recognize any gain or loss on any such deemed transfer of SPAC Warrants, and such U.S. holder’s basis in the Holdco Warrants deemed received should be equal to the U.S. holder’s basis in its SPAC Warrants deemed transferred.

If the Merger is described in Section 351(a) or Section 368 of the Code but it is determined that Section 367(a) of the Code applies to the transfer of SPAC Ordinary Shares, then a U.S. holder would generally recognize gain (but not loss) to the extent that gain would have been recognized if such transfer did not qualify for non-recognition under Section 351(a) or Section 368 of the Code.

In addition, a U.S. holder of SPAC Ordinary Shares or SPAC Warrants could be subject to adverse U.S. federal income tax consequences as a result of the Business Combination if the SPAC is a passive foreign investment company within the meaning of Section 1297 of the Code at any time during a U.S. holder’s holding period of SPAC Ordinary Shares or SPAC Warrants.

The summary above is qualified in its entirety by the more detailed discussion provided in the section entitled “Material U.S. Federal Income Tax Considerations.” We urge you to consult your tax advisors regarding the tax consequences to you of the Merger.

If a United States person is treated as owning at least 10% of Holdco’s shares, such person may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of Holdco’s shares, such person may be treated as a “United States shareholder” with respect to Holdco. If United States shareholders own more than 50% of the value or voting power of Holdco’s shares, then Holdco will be considered a controlled foreign corporation. Additionally, as a result of complex attribution rules, a direct or indirect subsidiary of Holdco may be considered a “controlled foreign corporation” and a United States shareholder of Holdco may be subject to the controlled foreign corporation rules with respect to such Holdco subsidiary even if Holdco itself is not a controlled foreign corporation.

A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of the controlled foreign corporation’s “Subpart F income” and (in computing its “global intangible low-taxed income”) “tested income” and a pro rata share of the amount of U.S. property (including certain stock in U.S. corporations and certain tangible assets located in the United States) held by the controlled foreign corporation regardless of whether such controlled foreign corporation makes any distributions. Failure to comply with these reporting obligations (or related tax payment obligations) may subject such United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such United States shareholder’s U.S. federal income tax return for the year for which reporting (or payment of tax) was due from starting. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation.

Holdco cannot provide any assurances that it will assist holders in determining whether it, or any of its non-U.S. subsidiaries, are treated as a controlled foreign corporation or whether any holder is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any holder information that may be necessary to comply with reporting and tax paying obligations.

Unaudited Pro Forma Condensed Combined Financial Information

Introduction

Union is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination and the PIPE Investment.

The following unaudited pro forma condensed combined balance sheet as of December 31, 2020 combines the historical balance sheet of Union as of September 30, 2020 with the historical consolidated balance sheets of Procaps as of December 31, 2020, giving pro forma effect to the Business Combinations and the PIPE Investment, as if they had occurred as of December 31, 2020.

The following unaudited pro forma condensed combined statements of operations for the year ended December 31, 2020 combine the historical statement of operations of Union for the year ended September 30, 2020, and the historical consolidated statements of operations of Procaps for year ended December 31, 2020, giving pro forma effect to the Business Combinations and the PIPE Investment as if they had occurred on January 1, 2020, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial statements have been derived from:

•        the historical audited financial statements of Union as of September 30, 2020 and for the year ended September 30, 2020 and the related notes thereto included elsewhere in this proxy statement/prospectus; and

•        the historical audited consolidated financial statements of Procaps as of and for the years ended December 31, 2020 and 2019 and the related notes thereto included elsewhere in this proxy statement/prospectus.

This information should be read together with the Consolidated Financial Statements of Procaps and its related notes and Union’s audited financial statements and related notes, “Procaps Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Union Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2020
(In thousands of United States Dollars)

(in thousands of USD, except for per share information)	Procaps (Historical for the year ended 12/31/20)	Union (Historical for the year ended 09/30/20) (After Reclassification)	Scenario 1 — Assuming no redemptions				Scenario 2 — Assuming maximum redemptions
			Transaction Accounting Adjustments	PIPE Financing Adjustments	Footnote reference	Pro Forma Combined	Transaction Accounting Adjustments	Footnote reference	Pro Forma Combined
ASSETS
Cash and cash equivalents	4,229	956	136,425	—	(1)	149,410	(50,000)	(2)	99,410
			(27,200)	—	(3)		—
			—	95,000	(4)		—
			(60,000)	—	(6)		—
Trade and other receivables, net	96,493	—	—	—		96,493	—		96,493
Inventories, net	64,284	—	—	—		64,284	—		64,284
Amounts owed by related parties	2,562	—	—	—		2,562	—		2,562
Current tax assets	16,774	—	—	—		16,774	—		16,774
Other current assets	360	—	—	—		360	—		360
Prepaid expenses	—	96	—	—		96	—		96
Total current assets	184,702	1,052	49,225	95,000		329,979	(50,000)		279,979

Property, plant and equipment, net	70,335	—	—	—		70,335	—		70,335
Right-of-use assets	43,195	—	—	—		43,195	—		43,195
Goodwill	6,863	—	—	—		6,863	—		6,863
Intangible assets	27,583	—	—	—		27,583	—		27,583
Investment in associates	2,460	—	—	—		2,460	—		2,460
Other financial assets	761	—	—	—		761	—		761
Deferred tax assets	21,769	—	—	—		21,769	—		21,769
Other assets	1,870	—	—	—		1,870	—		1,870
Cash and marketable securities held in Trust Account	—	201,323	(201,323)	—	(1)	—	—		—
Total non-current assets	174,836	201,323	(201,323)	—		174,836	—		174,836
Total assets	359,538	202,375	(152,098)	95,000		504,815	(50,000)		454,815

EQUITY AND LIABILITIES
Borrowings	102,621	—	—	—		102,621	—		102,621
Trade and other payables, net	106,275	—	—	—		106,275	—		106,275
Amounts owed to related parties	8,459	—	—	—		8,459	—		8,459
Accrued Expenses	—	145	(145)	—	(3)	—	—		—
Current tax liabilities	9,393	—	—	—		9,393	—		9,393
Provisions	1,829	—	—	—		1,829	—		1,829
Other liabilities	11,051	—	—	—		11,051	—		11,051
Total current liabilities	239,628	145	(145)	—		239,628	—		239,628

Borrowings	339,738	—	(239,273)	—	(6)	100,465	—		100,465
Amounts owed to related parties	12,163	—	—	—		12,163	—		12,163
Deferred tax liabilities	18,890	—	—	—		18,890	—		18,890
Other liabilities	3,797	171,731	(64,898)	—	(1)	3,797	—		3,797
			(106,833)	—	(2)		—
Warrant liability	—	25,500	—	—		25,500	—		25,500
Total non-current liabilities	374,588	197,231	(411,004)	—		160,815	—		160,815

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2020 — (Continued)
(In thousands of United States Dollars)

(in thousands of USD, except for per share information)	Procaps (Historical for the year ended 12/31/20)	Union (Historical for the year ended 09/30/20) (After Reclassification)	Scenario 1 — Assuming no redemptions				Scenario 2 — Assuming maximum redemptions
			Transaction Accounting Adjustments	PIPE Financing Adjustments	Footnote reference	Pro Forma Combined	Transaction Accounting Adjustments	Footnote reference	Pro Forma Combined

Share capital (historical)	2,001	1	1	—	(2)	—	(1)	(2)	—
			—	1	(4)		1	(5)
			(3)	—	(5)		—
			(2,001)	—	(6)		—
Share capital (HoldCo)	—	—	286	—	(5)	1,197	(50)	(5)	1,147
			911	—	(6)		—
Share premium	54,412	—	(54,412)	—	(6)	—	—		—
Additional paid-in capital	—	17,564	106,832	—	(2)	535,595	(49,999)	(2)	485,645
			(18,900)	—	(3)		49	(5)
			—	94,999	(4)		—
			64,305	—	(5)		—
			270,795	—	(6)		—
Reserves	39,897	—	—	—		39,897	—		39,897
Accumulated deficit	(327,344)	(12,566)	(8,155)	—	(3)	(448,673)	—		(448,673)
			(64,588)	—	(5)		—
		—	(36,020)	—	(6)		—
Accumulated other comprehensive loss	(24,421)	—	—	—		(24,421)	—		(24,421)
Equity (deficit) attributable to owners of the company	(255,455)	4,999	259,051	95,000		103,595	(50,000)		53,595
Non-controlling interest	777	—				777			777
Total equity (deficit)	(254,678)	4,999	259,051	95,000		104,372	(50,000)		54,372
Total equity and liabilities	359,538	202,375	(152,098)	95,000		504,815	(50,000)		454,815
See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020
(in thousands, except share and per share amounts)

(in thousands of USD, except for per share information)	Procaps (Historical for the year ended 12/31/20)	Union (Historical for the year ended 09/30/20)	Scenario 1 — Assuming no redemptions			Scenario 2 — Assuming maximum redemptions
			Transaction Accounting Adjustments	Footnote reference	Pro Forma Combined	Transaction Accounting Adjustments	Footnote reference	Pro Forma Combined
Net sales	331,467	—	—		331,467	—		331,467
Cost of sales	(140,153)	—	—		(140,153)	—		(140,153)
Gross profit	191,314	—	—		191,314	—		191,314

Formation and operating costs	—	(867)	—		(867)	—		(867)
Selling and marketing expenses	(69,629)	—	—		(69,629)	—		(69,629)
Administrative income/(expenses), net	(58,631)	—	(8,155)	(1)	(66,786)	—		(66,786)
Finance expense	(54,489)	—	(36,020)	(2)	(90,509)	—		(90,509)
Change in FV of Warrant Liability	—	(13,050)	—		(13,050)	—		(13,050)
Interest earned on marketable securities held in Trust Account	—	1,368	(1,368)	(3)	—	—		—
Other operating income/(expenses), net	(7,716)		(78,554)	(4)	(86,270)	—		(86,270)
Profit (loss) before tax	849	(12,549)	(124,097)		(135,797)	—		(135,797)
Income tax expense	(11,296)	—	—		(11,296)	—		(11,296)
Loss for the year	(10,447)	(12,549)	(124,097)		(147,093)	—		(147,093)

Loss of the year/period attributable to:
Owners of the Company	(10,447)	(12,549)	(124,097)		(147,093)	—		(147,093)
Non-controlling interests	—	—	—		—	—		—

Other comprehensive income/(loss)
Items that will not be reclassified to profit or loss:
Remeasurement of net defined benefit liability	(47)	—	—		(47)	—		(47)
Income tax relating to items that will not be reclassified subsequently to profit or loss	16	—	—		16	—		16
Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(637)	—	—		(637)	—		(637)
Other comprehensive loss for the year, net of tax	(668)	—	—		(668)	—		(668)
Total comprehensive loss for the year	(11,115)	(12,549)	(124,097)		(147,761)	—		(147,761)

Total comprehensive income/(loss) for the year attributable to:
Owners of the Company	(11,546)	(12,549)	(124,097)		(148,192)	—		(148,192)
Non-controlling interests	431				431	—		431

Weighted average shares outstanding of ordinary shareholders	2,904,145		(2,904,145)	(5)	—	—		—
Weighted average shares outstanding of redeemable ordinary shares		20,000,000	(20,000,000)	(5)	—	—		—
Basic and diluted net income/(loss) per share	(3.60)	0.07	—		n/a	—		n/a
Weighted average shares outstanding of non-redeemable ordinary shares		5,000,000	114,681,853	(5)	119,681,853	(5,000,000)	(5)	114,681,853
Basic and diluted net loss per share		(2.78)			(1.23)			(1.28)
See accompanying notes to the unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Description of the Business Combination

On March 31, 2021, Union, Procaps, Holdco and Merger Sub entered into the Business Combination Agreement. As a result of the transactions contemplated by the Business Combination Agreement, each of Union and Procaps will become direct wholly-owned subsidiaries of Holdco and each of the shareholders of Procaps and the shareholders of Union will own all the issued and outstanding shares of Holdco, nominal value $0.01 per share.

Union also entered into separate Subscription Agreements, each dated March 31, 2021, with the PIPE Investors, pursuant to which, and subject to the terms and conditions thereto, the PIPE Investors have collectively subscribed for an aggregate of 10,000,000 SPAC Ordinary Shares for an aggregate purchase price of $100,000,000. The PIPE Investment will be consummated, and each SPAC Ordinary Share subscribed for by the PIPE Investors will be exchanged for one Holdco Ordinary Share, substantially concurrently with the closing of the Business Combination.

On April 16, 2021, in connection with the vote to approve the Extension Amendment to the SPAC Articles, certain shareholders of Union exercised their right to redeem 6,446,836 SPAC Ordinary Shares for cash at a redemption price of approximately $10.07 per share, for an aggregate redemption amount of approximately $64.9 million in connection with the Extension Amendment Proposal.

Pursuant to the Business Combination Agreement each of the following transactions occurred, or will occur, in the following order:

•        Step 1:    Procaps formed Holdco, a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg, which issued 4,000,000 Holdco Redeemable A Shares to Procaps. Holdco then formed Merger Sub, an exempted company incorporated under the laws of the Cayman Islands.

•        Step 2:    The PIPE Investment will be consummated and immediately thereafter Merger Sub will merge with and into Union, with Union surviving such merger and becoming a direct wholly-owned subsidiary of Holdco and, in the context of the Merger, (a) all SPAC Ordinary Shares outstanding will be exchanged with Holdco for the right to receive Holdco Ordinary Shares pursuant to a share capital increase of Holdco, (b) each SPAC Warrant will become a Holdco Warrant exercisable for Holdco Ordinary Shares, on substantially the same terms as the SPAC Warrants, and (c) Holdco shall enter into the Warrant Amendment with SPAC and Continental, to amend and assume SPAC’s obligations under the SPAC Warrant Agreement to give effect to the conversion of SPAC Warrants to Holdco Warrants.

•        Step 3:    Immediately following the consummation of the Merger and prior to the Exchange, Holdco will redeem all 4,000,000 Holdco Redeemable A Shares held by Procaps as a result of the incorporation of Holdco at their nominal value.

•        Step 4:    Immediately following the consummation of the Merger and the redemption of all the Holdco Redeemable A Shares, pursuant to the Exchange Agreements, each of the Procaps Shareholders, effective on the Exchange Effective Time, will contribute its respective Procaps Ordinary Shares to Holdco in exchange for Holdco Ordinary Shares, and, in the case of IFC for Holdco Ordinary Shares and 6,000,000 Holdco Redeemable B Shares, to be subscribed for by each such Procaps Shareholder.

•        Step 5:    Immediately following the Exchange, Holdco will redeem 6,000,000 Holdco Redeemable B Shares to be owned by IFC for a total purchase price of $60 million in accordance with the IFC Redemption Agreement.

For more information on the Business Combination, please see the section entitled “The Business Combination Agreement.”

In connection with the consummation of the Business Combination, Holdco, the Initial Shareholders and the Procaps Shareholders will enter into the Registration Rights and Lock-Up Agreement which provides the Initial Shareholders and the Procaps Shareholders customary demand and piggyback registration rights and subjects certain Holdco Ordinary Shares to certain transfer restrictions, including lock- up restrictions.

For more information of the Registration Rights and Lock-Up Agreement, please see the section entitled “Certain Agreements Related to the Business Combination –– Registration Rights and Lock-Up Agreement.”

On March 31, 2021, concurrently with the execution of the Business Combination Agreement, Union, Holdco, Procaps, the Eligible Procaps Shareholders and the Union Holders, entered into the Transaction Support Agreement, pursuant to which (i) the Sponsors have agreed to forfeit certain of their SPAC Warrants immediately prior to the Merger and to subject certain of their Holdco Ordinary Shares and Holdco Warrants to be received upon the consummation of the Business Combination to certain restrictions to be implemented by depositing such securities in an escrow account; and (ii) the Eligible Procaps Shareholders have agreed to subject certain of their Holdco Ordinary Shares to be received upon the consummation of the Business Combination to certain restrictions to be implemented by depositing such Holdco Ordinary Shares in an escrow account.

For more information of the Transaction Support Agreement, please see the section entitled “Certain Agreements Related to the Business Combination –– Transaction Support Agreement.”

Basis of Presentation

The adjustments presented on the pro forma combined financial statements have been identified and presented to provide an understanding of the Combined Company upon consummation of the Business Combination for illustrative purposes.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Procaps has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information. The historical financial information has been adjusted to reflect the pro forma adjustments that are directly attributable to the Business Combinations and the PIPE Investment.

The pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the Combined Company will experience. Procaps and Union have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The historical financial statements of Procaps have been prepared in accordance with IFRS as issued by the IASB and in its presentation currency of the U.S. dollar. The historical financial statements of Union have been prepared in accordance with GAAP in its presentation currency of the U.S. dollar. The condensed combined pro forma financial information reflects IFRS, the basis of accounting used by the registrant, Holdco, and no material accounting policy difference is identified in converting Union’s historical financial statements to IFRS. The adjustments presented in the pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an accurate understanding of the Combined Company after giving effect to the Business Combination. Union and Procaps did not have any historical relationship prior to the Business Combinations. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The pro forma condensed combined financial information has been prepared assuming two alternative scenarios regarding redemption of Union shares into cash:

•        Scenario 1 — Assuming no redemptions for cash:    This presentation assumes that no Union shareholders exercise redemption rights with respect to their SPAC Ordinary Shares upon consummation of the Business Combination; and; and

•        Scenario 2 — Assuming redemptions of 5.0 million SPAC Ordinary Shares for cash:    This presentation assumes that Union shareholders exercise their redemption rights with respect to a maximum of 5.0 million SPAC Ordinary Shares upon consummation of the Business Combination at a redemption price of approximately $10 per share. The maximum redemption amount is derived so that there is a minimum of $185 million of cash held either in or outside of the trust account, including the aggregate amount of any proceeds from the PIPE, after giving effect to the payments to redeeming shareholders of Union. Scenario 2 includes all adjustments contained in Scenario 1 and presents additional adjustments to reflect the effect of the maximum redemptions.

Included in the shares outstanding and weighted average shares outstanding as presented in the pro forma combined financial statements are an aggregate of 125.7 million and 120.7 million Holdco Ordinary Shares to be issued to Union and Procaps shareholders under both Scenario 1 and Scenario 2, respectively.

After the Business Combination, assuming no redemptions of SPAC Ordinary Shares for cash and the redemption of 6,000,000 Holdco Redeemable B Shares, Union’s current shareholders will own approximately 15.5% of the outstanding Holdco Ordinary Shares, the PIPE investors will own approximately 8.4% of the outstanding Holdco Ordinary Shares and the former shareholders of Procaps will own approximately 76.1% of the outstanding Holdco Ordinary Shares. Assuming redemption by holders of 5.0 million SPAC Ordinary Shares, Union shareholders will own approximately 11.8% of the outstanding Holdco Ordinary Shares, the PIPE investors will own approximately 8.7% of the outstanding shares and the former shareholders of Procaps will own approximately 79.5% of the outstanding Holdco Ordinary Shares (in each case, not giving effect to any shares issuable upon the exercise or conversion of warrants).

The pro forma adjustments do not have an income tax effect as they are either (i) incurred by legal entities that are not subject to a corporate income tax, or (ii) permanently nondeductible or nontaxable based on the laws of the relevant jurisdiction.

Accounting for the Business Combination

The Business Combination will be accounted for as a capital reorganization in accordance with IFRS. Under this method of accounting, Union will be treated as the “acquired” company for financial reporting purposes, and Procaps will be the accounting “acquirer”. This determination was primarily based on the assumption that Procaps’ shareholders will hold a majority of the voting power of the Combined Company, Procaps’ operations will substantially comprise the ongoing operations of the Combined Company, Procaps’ designees are expected to comprise a majority of the governing body of the Combined Company, and Procaps’ senior management will comprise the senior management of the Combined Company. However, Union does not meet the definition of a “business” pursuant to IFRS 3 Business Combinations, and thus, for accounting purposes, the Business Combination will be accounted for as a capital reorganization. The net assets of Union will be stated at historical cost, with no goodwill or other intangible assets recorded. The deemed costs of the shares issued by Procaps, which represents the fair value of the shares that Procaps would have had to issue for the ratio of ownership interest in the Combined Company to be the same as if the Business Combination had taken the legal form of Procaps acquiring shares of Union, in excess of the net assets of Union will be accounted for as stock-based compensation under IFRS 2 Share-based payment.

GAAP to IFRS conversion of Union’s Balance Sheets as of September 30, 2020

Union’s financial statements have been prepared in accordance with GAAP and is converted to IFRS as follow:

As of September 30, 2020 (in thousands of USD)	Before conversion	GAAP conversion	Footnote reference	After conversion
ASSETS
Current assets:
Cash	956	—		956
Prepaid expenses	96	—		96
Total current assets	1,052	—		1,052
Cash and marketable securities held in Trust Account	201,323	—		201,323
Total assets	202,376	—		202,376

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accrued expenses	145	—		145
Total current liabilities	145	—		145

Warrant liability	25,500	—		25,500
Other liabilities	—	171,731	(a)	171,731
Total liabilities	25,645	171,731		197,376

Commitments and contingencies
Ordinary shares subject to possible redemption, $0.0001 par value, 19,723,106 and 0 shares at redemption value at $10.00 per share at September 30, 2020 and 2019, respectively	171,731	(171,731)		—
Ordinary shares, $0.0001 par value, 150,000,000 shares authorized; 5,276,894 and 5,031,250 (1) shares issued and outstanding (excluding 19,723,106 and -0- shares subject to possible redemption) at September 30, 2020 and 2019, respectively	1	—		1
Additional paid-in capital	17,564	—		17,564
Retained earnings/ (Accumulated deficit)	(12,565)	—		(12,565)
Total shareholders’ equity	5,000	—		5,000
Total liabilities and stockholders’ equity	202,376	—		202,376

____________

(a)      To reclassify and present redeemable ordinary shares of Union as other liabilities under IFRS, as shareholders have the right to require Union to redeem the ordinary shares and Union has an irrevocable obligation to deliver cash or another financial instrument for such redemption.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2020

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

(1)    To reflect the release of cash from marketable securities held in the trust account. Further, the redemption of SPAC Ordinary Shares in connect with the Extension Amendment Proposal has been reflected as a reduction of other liabilities.

(2)    To reclassify other liabilities related to SPAC Ordinary Shares subject to redemption to permanent equity at the closing of the Business Combination. For Scenario 2, which assumes the maximum number of SPAC Ordinary Shares are redeemed for cash by the Union shareholders, $50 million would be paid out in cash. The $50 million, or 5.0 million SPAC Ordinary Shares, represents the maximum redemption amount providing for a minimum of $185 million of cash held either in or outside of the trust account, including the aggregate amount of any proceeds from the PIPE, after giving effect to payments to redeeming stockholders.

(3)    To reflect the estimated payment of an aggregate of $27.2 million that consists of (i) Union’s underwriting fees of $4.0 million, (ii) legal and professional fees incurred by Union and Procaps that are direct and incremental transaction costs related to the Business Combination of $2.6 million and $12.3 million, respectively, and (iii) other legal and professional expenses incurred by Union and Procaps of $1.4 million and $6.9 million, respectively. Union’s underwriting fees and direct, incremental costs related to the Business Combination are reflected as an adjustment to additional paid-in capital. Other expenses are reflected as an adjustment to retained deficit.

(4)    To reflect the proceeds received from the PIPE Investment with the corresponding issuance of 10 million SPAC Ordinary Shares, with a nominal value of $0.0001, at approximately $10 per share, or $100 million, netted with PIPE fees of $5.0 million.

(5)    To eliminate the retained deficit of Union of $14.0 million and to reflect the one for one exchange of SPAC Ordinary Shares for Holdco Ordinary Shares, including SPAC Ordinary Shares issued in the PIPE Investment, at the closing of the Business Combination. In accordance with IFRS 2, the deemed costs of the shares issued by Procaps in excess of the net assets of Union, which primarily consists of cash and marketable securities held in the Trust Account and certain public and private warrants liabilities, is accounted for as stock-based compensation and reflected as an adjustment to retained deficit. The stock-based compensation is calculated as follow:

		Scenario 1	Scenario 2
Fair value of Procaps	<A>	971.3	971.3
Equity interest in Procaps that will be issued to shareholders of Union	<B>	22.7%	19.5%
Equity interest in Procaps of the Procaps Shareholders after the Business Combination, including Holdco Redeemable B Shares	   	77.3%	80.5%
Deemed costs of shares issued by Procaps	<A>x<B>/   	285.5	235.5
Less: SPAC net assets		207.0	157.0
Stock-based compensations		78.6	78.6

(6)    To reflect Procaps shareholders contributing their respective shares of Procaps to Holdco in exchange for Holdco Ordinary Shares and the issuance of Holdco Redeemable B Shares, that will be immediately redeemed for $60 million, to IFC. At the closing of the Business Combination, the put options held by IFC and Hoche that allow the two Procaps shareholders to sell their shares to Procaps will be terminated, and therefore the financial liabilities that are associated with the put options and the underlying Procaps shares that are recorded in the consolidated statement of financial position of Procaps will be mark-to-market and derecognized.

The fair value of each Holdco Ordinary Share that will be issued to IFC and Hoche is assumed at $10 per share with a total fair value of $275.5 million and the fair value of the financial liabilities associated with the put options and the underlying Procaps shares are assumed at their respective book carrying values in the consolidated statement of financial position of Procaps for this unaudited pro forma condensed combined balance sheet as of December 31, 2020.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2020

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

(1)    To reflect legal and professional fees that will be paid as of the Closing of the Business Combination that are not direct and incremental due to the Business Combination and not accrued for in the consolidated statement of profit or loss and other comprehensive income of Procaps and the statements of operations of Union.

(2)    To reflect the elimination of finance expenses recorded in the consolidated statement of profit or loss and other comprehensive income of Procaps for financial liabilities recorded for the put options held by IFC and Hoche, as such put options will be terminated at the closing of the Business Combination. To also reflect the losses for the de-recognition of the financial liabilities that are calculated based on the difference between the total fair value of equity instruments, including Holdco Ordinary Shares and Holdco Redeemable B Shares, that will be issued by Holdco to IFC and Hoche and the fair value of the financial liabilities as of January 1, 2020 that would be de-recognized.

The fair value of each Holdco Ordinary Share that will be issued to IFC and Hoche is assumed at $10 per share and the fair value of the financial liabilities associated with the put options and the underlying Procaps shares are assumed at their respective book carrying values in the consolidated statement of financial position of Procaps for this unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020.

(3)    To reflect the elimination of interest income on marketable securities held in the trust account.

(4)    To reflect the IFRS 2 stock-based compensation expenses for the deemed listing services received by Procaps and Holdco from Union, which is the difference between the costs of the shares issued by Procaps in excess of the net assets of Union.

(5)    The calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the Business Combination was closed as of January 1, 2020. The pro forma loss per share is calculated based on pro forma net loss divided by the weighted average pro forma basic and diluted number of shares. The pro forma diluted loss per share does not consider the impact of securities other than the ordinary shares as such other securities would be anti-dilutive due to the pro forma net loss position, and thus pro forma basic and diluted loss per share are the same value.

Comparative Per Share Data

The following table sets forth the historical comparative share information for Procaps and Union on a stand-alone basis and pro forma combined per share information after giving effect to the Business Combination, (1) assuming no Union shareholders exercise redemption rights with respect to their SPAC Ordinary Shares upon the consummation of the Business Combination, the SPAC Transaction Expenses do not exceed the SPAC Transaction Expenses Cap, and no additional equity securities of Union are issued at or prior to Closing other than the PIPE Shares; and (2) assuming that Union shareholders exercise their redemption rights with respect to a maximum of 5.0 million SPAC Ordinary Shares upon consummation of the Business Combination, the SPAC Transaction Expenses do not exceed the SPAC Transaction Expenses Cap, no additional equity securities of Union are issued at or prior to Closing other than the PIPE Shares.

The financial statements of Procaps have been prepared in accordance with IFRS as issued by the IASB and in its functional and presentation currency of U.S. dollars. The historical financial statements of Union have been prepared in accordance with GAAP in its functional and presentation currency of U.S. dollars.

The historical information should be read in conjunction with the information in the sections entitled “Selected Historical Financial and Other Data of Union” and “Selected Historical Combined Financial Data of Procaps” and the historical financial statements of Union and Procaps included elsewhere in this proxy statement/prospectus. The pro forma combined per share information is derived from, and should be read in conjunction with, the information contained in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed and Combined Financial Information.”

The pro forma combined share information below does not purport to represent what the actual results of operations or the earnings per share would been had the companies been combined during the periods presented, nor to project the Combined Company’s results of operations or earnings per share for any future date or period. The pro forma combined shareholders’ equity per share information below does not purport to represent what the value of Union and Procaps would have been had the companies been combined during the periods presented.

(in U.S. dollars, in thousands, except share and per share data)

			Combined Pro Forma
	Procaps (Historical)	Union (Historical)(2)	Assuming No Redemptions	Assuming Maximum Redemptions
As of and for the year ended December 31, 2020 for Procaps and September 30, 2020 for Union
Book value per share(1)	(86.8)	0.3	0.9	0.5
Cash dividends per share	—	—	—	—

Weighted average shares:
Weighted average of outstanding shares – basic and diluted	2,904,145	20,000,000	119,681,853	114,681,853
Earnings (loss) per share:
Earnings (loss) per outstanding shares, basic and diluted	(3.60)	0.07	(1.23)	(1.28)

____________

Note:—

(1)      Book value per share is calculated using the formula: Total shareholder’s equity divided by shares outstanding.

(2)      Weighted average of outstanding SPAC Ordinary Shares represents weighted average of redeemable SPAC Ordinary Shares outstanding.

The Extraordinary General Meeting

The Extraordinary General Meeting

Union is furnishing this proxy statement/prospectus to you as part of the solicitation of proxies by its board of directors for use at the Extraordinary General Meeting to be held on               , 2021, and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to Union’s shareholders on or about               , 2021. This proxy statement/prospectus provides you with information you need to know to be able to vote or instruct your vote to be cast at the Extraordinary General Meeting.

Date, Time and Place of the Extraordinary General Meeting

The Extraordinary General Meeting will be held virtually, at https://www.cstproxy.com/unionacquisitioncorpii/sm2021, at            Eastern Time on          , 2021. For the purposes of the SPAC Articles, the physical location of the Extraordinary General meeting shall be the offices of Linklaters LLP located at 1290 Avenue of the Americas, New York, NY 10104.

Purpose of the Extraordinary General Meeting

At the Extraordinary General Meeting, Union will ask the Union shareholders to vote in favor of the following proposals:

•        The Business Combination Proposal — a proposal by ordinary resolution to approve the adoption of the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination.

•        The Merger Proposal — a proposal by special resolution to approve the Merger and authorize, approve and confirm he Plan of Merger.

•        The Nasdaq Proposal — a proposal by ordinary resolution to approve the issuance of SPAC Ordinary Shares in connection with the PIPE, consisting of more than 20% of the current total issued and outstanding SPAC Ordinary Shares, for purposes of complying with the applicable Nasdaq Listing Rules.

•        The Adjournment Proposal — a proposal by ordinary resolution, if necessary, to approve the adjournment of the Extraordinary General Meeting to a later date or dates to the extent necessary to ensure that any required supplement or amendment to this proxy statement/prospectus is provided to Union shareholders, to solicit additional proxies from Union shareholders in favor of the Transaction Proposals, or if the Union shareholders redeem an amount of SPAC Ordinary Shares such that, together or independently from, any failure to consummate all or a portion of the PIPE or the Transactions, the Minimum Cash Condition to each party’s obligation to consummate the Business Combination would not be satisfied.

Recommendation of the Union Board of Directors

Union’s board of directors believes that each of the Business Combination Proposal, the Merger Proposal, the Nasdaq Proposal and the Adjournment Proposal to be presented at the Extraordinary General Meeting is in the best interests of Union and its shareholders and unanimously recommends that its shareholders vote “FOR” each of the proposals.

When you consider the recommendation of Union’s board of directors in favor of approval of the Business Combination Proposal, the Merger Proposal, the Nasdaq Proposal and the Adjournment Proposal, you should keep in mind that certain of Union’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a shareholder. These interests include, among other things:

•        the beneficial ownership of the Initial Shareholders of an aggregate of 5,000,000 Founder Shares, originally acquired for an aggregate purchase price of $25,000, or approximately $0.006 per share. The Founder Shares initially were purchased by the Sponsors with each Sponsor, Union Acquisition Associates II, LLC and Union Group International Holdings Limited, purchasing 2,515,625 Founder Shares for $12,500. The Sponsors then transferred an aggregate of 152,500 shares to Union’s officers, directors advisors and their affiliates. Following the forfeiture of 31,250 shares due to the underwriters’ over-allotment in connection with the IPO, 5,000,000 Founder Shares remained outstanding. The Founder Shares would become worthless if Union does not complete a business combination within the applicable time period, as the Initial Shareholders and Union’s other officers and directors have waived any right to redemption with respect to these shares. The Founder Shares have an aggregate market value of approximately (i) $50,550,000, based on the closing price of SPAC Ordinary Shares of $10.11 on Nasdaq on August 16, 2021, which is the latest closing price available on Bloomberg immediately prior to the filing date of this proxy statement/prospectus, and (ii) $            , based on the closing price of SPAC Ordinary Shares of $             on Nasdaq on             , 2021, the record date for the Extraordinary General Meeting;

•        The beneficial ownership of the Sponsors, and their respective affiliates, of 3,375,000 Private Placement Warrants to be retained by the Sponsors, 1,250,000 of which will be held in escrow until released pursuant to the terms of the Transaction Support Agreement, out of the 6,250,000 Private Placement Warrants initially purchased by the Sponsors at a price of $1.00 per warrant, for an aggregate price of $6,250,000. The 3,375,000 Private Placement Warrants to be retained by the Sponsors have an aggregate market value of approximately (i) $2,801,250], based on the closing price of SPAC Warrants of $0.83 on Nasdaq on August 16, 2021, the trading date immediately prior to the filing date of this proxy statement/prospectus, and (ii) $            , based on the closing price of SPAC Warrants of $             on Nasdaq on             , 2021, the record date for the Extraordinary General Meeting.

•        Union’s Sponsors, officers and directors, and any of their respective affiliates, will not receive reimbursement for any out-of-pocket expenses incurred by them on Union’s behalf incident to identifying, investigating and consummating a business combination to the extent such expenses exceed the amount not required to be retained in the Trust Account, unless a business combination is consummated. As of December 31, 2020, no more than $100,000 in out of-pocket expenses have been incurred by Union’s directors incident to identifying, investigating and consummating a business combination;

•        the potential continuation of certain of Union’s officers and directors as directors of Holdco;

•        the continued indemnification of current directors and officers of Union and the continuation of directors’ and officers’ liability insurance after the Business Combination;

•        the Sponsors will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate; and

•        the Sponsors and their respective affiliates can earn a positive rate of return on their investment, even if other Union shareholders experience a negative rate of return in the post-business combination company.

Record Date and Voting

You will be entitled to vote or direct votes to be cast at the Extraordinary General Meeting if you owned SPAC Ordinary Shares at the close of business on           , 2021 which is the record date for the Extraordinary General Meeting. You are entitled to one vote for each SPAC Ordinary Share that you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were            SPAC Ordinary Shares outstanding.

The Initial Shareholders and the other current directors and officers of Union have agreed to vote all of their SPAC Ordinary Shares in favor of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus. Union’s issued and outstanding SPAC Warrants do not have voting rights at the Extraordinary General Meeting.

Voting Your Shares

Each SPAC Ordinary Share that you own in your name entitles you to one vote on each of the proposals for the Extraordinary General Meeting. Your one or more proxy cards show the number of SPAC Ordinary Shares that you own.

If you are a holder of record, there are two ways to vote your SPAC Ordinary Shares at the Extraordinary General Meeting:

•        You can vote by completing, signing and returning the enclosed proxy card(s) in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the applicable extraordinary general meeting(s). If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, this will be treated as an abstention.

•        You can attend the Extraordinary General Meeting and vote virtually. However, if your SPAC Ordinary Shares are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your SPAC Ordinary Shares.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your SPAC Ordinary Shares, you may contact Union’s proxy solicitor:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Shareholders may call toll-free: (877) 750-5836
Banks and Brokers may call collect: (212) 750-5833

Quorum and Vote Required for the Proposals

The approval of each of the Business Combination Proposal, the Nasdaq Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the shareholders of Union that are entitled to vote and who attend and vote at the Extraordinary General Meeting. Accordingly, a Union shareholder’s failure to vote by proxy or in person (including virtually) at the Extraordinary General Meeting will not be counted towards the number of SPAC Ordinary Shares required to validly establish a quorum and, if a valid quorum is otherwise established, such failure to vote will have no effect on the outcome of any vote on such proposals. Abstentions and broker non-votes will be counted as present for purpose of determining a quorum but will have no effect on any of the Proposals. The Initial Shareholders and the other current directors and officers of Union have agreed to vote their Founder Shares and any SPAC Ordinary Shares purchased by them during or after the IPO in favor of such proposals.

The approval of the Merger Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of a majority of at least two-thirds of the shareholders of Union that are entitled to vote and who attend and vote at the Extraordinary General Meeting. Accordingly, a Union shareholder’s failure to vote by proxy or in person (including virtually) at the Extraordinary General Meeting will not be counted towards the number of SPAC Ordinary Shares required to validly establish a quorum and, if a valid quorum is otherwise established, such failure to vote will have no effect on the outcome of any vote on the Merger Proposal. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum but will have no effect on any of the Proposals, including the Merger Proposal. The Initial Shareholders have agreed to vote their Founder Shares and any SPAC Ordinary Shares purchased by them during or after the IPO in favor of the Merger Proposal.

The Closing of the Business Combination is conditioned on the approval of the Business Combination Proposal, the Merger Proposal and the Nasdaq Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

Abstentions

Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. Union believes the proposals presented to its shareholders will be considered non-discretionary and therefore your broker, bank or nominee cannot vote your shares without your instruction.

Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum at the Extraordinary General Meeting but will have no effect on any of the Proposals.

Revocability of Proxies

If you have submitted a proxy to vote your shares and wish to change your vote, you may do so by delivering a later-dated proxy prior to the date of the Extraordinary General Meeting or by voting in person at the Extraordinary General Meeting. Attendance at the Extraordinary General Meeting alone will not change your vote. You also may revoke your proxy by sending a notice of revocation to: Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY, provided such revocation is received prior to the vote at Extraordinary General Meeting.

Redemption Rights

Pursuant to the SPAC Articles, holders of Public Shares may elect to have their shares redeemed for cash at the applicable redemption price per share calculated in accordance with Union’s amended and restated articles of association. As of June 14, 2021, this would have amounted to approximately $10.10 per share. On April 12, 2021, Union announced that if the Extension Amendment to the SPAC Articles were approved, Union would deposit the Contribution into the Trust Account. The terms of the Contribution are that each month, commencing on, and including, April 22, 2021, until the earlier of October 22, 2021 and the consummation of the Business Combination, a deposit in an amount equal to $0.02 per Public Share will be made into the Trust Account. As of April 16, 2021, in connection with the Extension Amendment to the SPAC Articles, the holders of 6,446,836 SPAC Ordinary Shares properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.07 per share, for an aggregate redemption amount of approximately $64,898,080.62. A Contribution in the amount of $271,063.28 was made for each of April, May, June and July of 2021. If a holder of Public Shares exercises its redemption rights, then such holder will be exchanging its SPAC Ordinary Shares for cash and will not own Holdco Ordinary Shares following the closing of the Business Combination. Such a holder will be entitled to receive cash for its Public Shares only if it properly demands redemption and delivers its share certificates (if any) and other redemption forms (either physically or electronically) to the Transfer Agent in accordance with the procedures described herein. Notwithstanding the foregoing, a holder of the Public Shares, together with any affiliate of his or her or any other person with whom he or she is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act) will be restricted from seeking redemption rights with respect to more than 15% (the “15% threshold”) of the SPAC Ordinary Shares included in the SPAC Units sold in the IPO in connection with any vote on a business combination. Accordingly, all Public Shares in excess of the 15% threshold beneficially owned by a Public Shareholder or group will not be redeemed for cash.

Union has no specified maximum redemption threshold under its amended and restated articles of association, other than the aforementioned 15% threshold. Each redemption of SPAC Ordinary Shares by Public Shareholders will reduce the amount in the Trust Account. The Business Combination Agreement provides that each party’s obligation to consummate the Business Combination is conditioned on the amount in the Trust Account, including the aggregate amount of the PIPE Investment Amount. The conditions to closing in the Business Combination Agreement are for the sole benefit of the parties thereto and may be waived by such parties, subject to certain conditions. If as a result of redemptions of SPAC Ordinary Shares this condition is not met or is not waived, then each of Union and Procaps may elect not to consummate the Business Combination. In addition, in no event will Union redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001, as provided in the SPAC Articles and as required as a closing condition to each party’s obligation to consummate the Business Combination under the terms of the Business Combination Agreement.

Redemption rights are not available to holders of warrants in connection with the Business Combination.

In order to exercise your redemption rights, you must, prior to 4:30 p.m., Eastern time, on          , 2021 (two business days before the Extraordinary General Meeting), both:

•        Submit a request in writing that Union redeem your Public Shares for cash to Continental Stock Transfer & Trust Company, Union’s transfer agent, at the following address:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, NY 10004
Attention: Mark Zimkind
Email: Mzimkind@continentalstock.com

•        Deliver your share certificates (if any) and other redemption forms either physically or electronically through DTC to Union’s transfer agent. Shareholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent. It is Union’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, Union does not have any control over this process and it may take longer than one week. Shareholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your share certificates (if any) and other redemption forms as described above, your shares will not be redeemed.

Any request for redemption, once made by a holder of the SPAC Ordinary Shares, may not be withdrawn once submitted to Union unless the Board of Directors of Union determine (in their sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part).

If you delivered your share certificates (if any) and other redemption forms for redemption to Union’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that Union’s transfer agent return the shares (physically or electronically). You may make such request by contacting Union’s transfer agent at the phone number or address listed above.

Each redemption of Public Shares by the Public Shareholders will decrease the amount in the Trust Account. In no event, however, will Union redeem Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 upon completion of the Business Combination.

Prior to exercising redemption rights, shareholders should verify the market price of their SPAC Ordinary Shares as they may receive higher proceeds from the sale of their SPAC Ordinary Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. Union cannot assure you that you will be able to sell your SPAC Ordinary Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity when you wish to sell your shares.

If you exercise your redemption rights, your SPAC Ordinary Shares will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. You will no longer own those shares. You will be entitled to receive cash for these shares only if you properly demand redemption.

If the Business Combination Proposal is not approved and Union does not consummate an initial business combination by October 22, 2021, or amend the Union amended and restated articles of association to extend the date by which Union must consummate an initial business combination, it will be required to dissolve and liquidate and the SPAC Warrants will expire worthless.

Appraisal or Dissenters’ Rights

With respect to the Merger, the Cayman Islands Companies Act provides for a right of dissenting Union shareholders to be paid the fair value of their shares upon their dissenting to the merger set out in such law.

Dissenter or appraisal rights are not available to holders of Holdco Shares in connection with the Business Combination.

Holders of SPAC Units and SPAC Warrants do not have appraisal rights in respect to their SPAC Units and SPAC Warrants in connection with the Business Combination under the Cayman Islands Companies Act.

Holders of SPAC Ordinary Shares who comply with the applicable requirements of Section 238 of the Cayman Islands Companies Act may have the right, under certain circumstances, to object to the Merger and exercise statutory appraisal (“dissenter”) rights, including rights to seek payment of the fair value of their SPAC Ordinary Shares. These statutory appraisal rights are separate to the right of Public Shareholders to elect to have their shares redeemed for cash at the applicable redemption price in accordance with the SPAC Articles. It is possible that, if shareholders of Union exercise their statutory dissenter rights, the fair value of the SPAC Ordinary Shares determined under Section 238 of the Cayman Islands Companies Act could be more than, the same as, or less than shareholders would obtain if they exercise their redemption rights as described herein. However, it is Union’s view that such fair market value would equal the amount which shareholders of Union would obtain if they exercise their redemption rights as described herein. Shareholders need not vote against any of the Proposals at the Extraordinary General Meeting in order to exercise their statutory dissenter rights under the Cayman Islands Companies Act.

Shareholders who do wish to exercise dissenter rights, if applicable (“Dissent Rights” and the shares held by such shareholders, the “Dissenting Shares”), will be required to deliver notice to Union prior to the Extraordinary General Meeting and follow the process prescribed in Section 238 of the Cayman Islands Companies Act. This is a separate process with different deadline requirements to the process which shareholders must follow if they wish to exercise their redemption rights in accordance with the SPAC Articles.

At the Merger Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 238 of the Cayman Islands Companies Act. Notwithstanding the foregoing, if any such holder shall have failed to perfect or prosecute or shall have otherwise waived, effectively withdrawn or lost his, her or its rights under Section 238 of the Cayman Islands Companies Act or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 238 of the Cayman Islands Companies Act, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares under Section 238 of the Cayman Islands Companies Act shall cease and such SPAC Ordinary Shares shall no longer be considered Dissenting Shares for purposes hereof and such holder’s SPAC Ordinary Shares shall thereupon be deemed to have been converted as of the effective time of the Merger into the right to receive one Holdco Ordinary Share.

In the event that any holder of SPAC Ordinary Shares delivers notice of their intention to exercise Dissent Rights, if any, Union shall have the right and may at its sole discretion delay the consummation of the Business Combination in order to invoke the limitation on dissenter rights under Section 239 of the Cayman Islands Companies Act. In such circumstances where the exception under Section 239 of the Cayman Islands Companies Act is invoked, no Dissent Rights shall be available to shareholders of Union, including those shareholders of Union who have delivered a written objection to the Merger prior to the Extraordinary General Meeting and followed the process prescribed in Section 238 of the Cayman Islands Companies Act, and each such holder’s SPAC Ordinary Shares shall thereupon be deemed to have been converted as of the effective time of the Merger into the right to receive one Holdco Ordinary Share. Accordingly, shareholders of Union are not expected to ultimately have any appraisal or dissent rights in respect of their SPAC Ordinary Shares in connection with the Merger or Business Combination.

Solicitation of Proxies

Union will pay the cost of soliciting proxies for the Extraordinary General Meeting. Union has engaged Innisfree to assist in the solicitation of proxies for the Extraordinary General Meeting. Union has agreed to pay Innisfree their customary fee, plus associated reasonable and documented out-of-pocket disbursements, and will indemnify Innisfree and its affiliates against certain losses, damages, expenses, liabilities and claims. Union will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of SPAC Ordinary Shares for their expenses in forwarding soliciting materials to beneficial owners of SPAC Ordinary Shares and in obtaining voting instructions from those owners. The directors, officers and employees of Union may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

SPAC Ordinary Shares Ownership

As of the record date, the Initial Shareholders beneficially own an aggregate of           % of the outstanding SPAC Ordinary Shares. The Initial Shareholders and the directors and officers of Union have agreed to vote all of their Founder Shares and any Public Shares acquired by them in favor of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus, and own           % of the outstanding SPAC Ordinary Shares.

The Business Combination

The Background of the Business Combination

The terms of the Business Combination are the result of negotiations between representatives of Union and Procaps. The following is a brief description of the background of these negotiations and the resulting Business Combination.

Union is a Cayman Islands exempted company incorporated as a blank check company on December 6, 2018 for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. While Union may pursue a business combination with a private or public target in any business, industry or geographic location, we have focused on opportunities to capitalize on the extensive networks and experience of our management team in Latin America to identify, acquire and operate a business in natural resources, industrial operations and financial services and technology sectors. The proposed Business Combination with Procaps is the result of an extensive search for a potential business combination using the investing and operating experience of Union’s board of directors and management team. The terms of the Business Combination are the result of arm’s-length negotiations between representatives of Union and Procaps. The following is a brief discussion of the background of these negotiations, the Business Combination and related transactions.

In December 2018, Union issued 4,312,500 ordinary shares to its initial shareholders in exchange for a capital contribution of $25,000, or approximately $0.006 per share. In August 2019, Union effected a share capitalization pursuant to which it issued an additional 718,750 ordinary shares to its initial shareholders, resulting in there being an aggregate of 5,031,250 Founder Shares outstanding. The initial shareholders then transferred 2,515,625 shares to each of the Sponsors, Union Acquisition Associates II, LLC, an entity controlled by Kyle Bransfield, and Union Group International Holdings Limited (“Union Group”), an entity controlled by Juan Sartori, the Non-Executive Chairman of the board of directors of Union. Union Acquisition Associates II, LLC and Union Group thereafter each transferred an aggregate of 152,500 shares to Union’s officers, directors, advisors and their affiliates. All such shares were transferred at the same price that the shares were originally paid for by the initial shareholders.

On October 22, 2019, Union consummated its IPO of 20,000,000 SPAC Units at a price of $10.00 per SPAC Unit, including 2,500,000 SPAC Units subject to the underwriters’ over-allotment option, generating gross proceeds of $200,000,000. Each SPAC Unit consisted of one SPAC Ordinary Share and one SPAC Warrant, with each SPAC Warrant entitling the holder to purchase one SPAC Ordinary Share at a price of $11.50 per SPAC Ordinary Share. Simultaneously with the consummation of the IPO, Union consummated the private placement (“Private Placement”) of 6,250,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant, generating total proceeds of $6,250,000. Of the aggregate proceeds of $206,250,000, $200,000,000 was deposited into the Trust Account with the remaining amounts used to pay offering expenses and Union’s working capital needs. As a result of the underwriters’ election to partially exercise their over-allotment option, 31,250 Founder Shares were forfeited resulting in an aggregate of 5,000,000 Founder Shares outstanding.

Prior to the consummation of the IPO on October 22, 2019, neither Union, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a potential business combination involving Union.

After the IPO, Union’s officers and directors commenced an active search for prospective businesses or assets to acquire in the initial business combination. In the prospectus for the IPO dated October 17, 2019, Union did not establish any specific attributes or criteria (financial or otherwise) for prospective target businesses but indicated that the Union management would consider a variety of factors in evaluating a prospective business target, including one or more of the following:

•        financial condition and results of operation;

•        growth potential;

•        brand recognition and potential;

•        experience and skill of management and availability of additional personnel;

•        capital requirements;

•        competitive position;

•        barriers to entry;

•        stage of development of the products, processes or services;

•        existing distribution and potential for expansion;

•        degree of current or potential market acceptance of the products, processes or services;

•        proprietary aspects of products and the extent of intellectual property or other protection for products or formulas;

•        impact of regulation on the business;

•        regulatory environment of the industry;

•        costs associated with effecting the business combination;

•        industry leadership, sustainability of market share and attractiveness of market industries in which a target business participates; and

•        macro competitive dynamics in the industry within which the company competes.

As disclosed in Union’s prospectus, these criteria were not intended to be exhaustive. Any evaluation relating to the merits of a particular business combination was to be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by Union’s management in effecting a business combination consistent with its business objective.

During the active search period, Union’s management team and the Sponsors:

•        considered or conducted an analysis of over 30 potential target businesses;

•        engaged in discussions or additional due diligence with 15 of the 30 target businesses or their representatives, entering into non-disclosure agreements with 6 of those potential target businesses; and

•        ultimately actively negotiated definitive documentation in respect of a business combination with one party, Procaps.

On October 17, 2019, Union engaged Cantor Fitzgerald & Co. (“Cantor”) as an advisor in connection with Union’s contemplated merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination and Cantor provided advice consistently throughout the process leading up to the signing of the Business Combination Agreement.

On or around August 14, 2020, Humberto Garcia-Salas and Mario Orozco from Greenhill & Co., LLC (“Greenhill”) had a conference call with Dan Fink from Union to discuss Union’s business combination strategy and to share some perspectives on potential merger partners in the region, including providing an overview of Procaps (at that time on a no-name basis).

Between the periods of August 14, 2020 and October 8, 2020, Greenhill, primary through Rupert Hill, Humberto Garcia-Salas and Mario Orozco had multiples discussions with shareholders of Procaps, primarily Ruben Minski, Jose Minski, and Alejandro Weinstein, to discuss various opportunities, including other acquisition targets and a potential discussion on going public via a SPAC.

On October 8, 2020, members of Greenhill, advisors to, and acting on behalf of, Procaps, including Humberto Garcia-Salas, Rupert Hill and Mario Orozco, provided Union with an overview of Procaps via e-mail, describing the business lines, main investment highlights, and a snapshot of financial information.

On October 13, 2020, members of Greenhill, Rupert Hill, Humberto Garcia-Salas and Mario Orozco, and Union’s management team, Kyle Bransfield and Dan Fink, held a conference call to discuss the opportunity in more detail. Greenhill presented the history of Procaps and where the company stands today. The parties discussed the importance of having investors such as Alejandro Weinstein (Founder of CFR Pharmaceuticals) and IFC. The parties also discussed the rationale behind a potential public listing, as well as the potential use of proceeds from a business combination transaction. During the call, Greenhill presented an analysis of comparable companies, and how the different business lines of Procaps would compare. Union asked to better understand the growth prospects of Procaps, as well as who would be potential investors in a parallel PIPE transaction.

On October 14, 2020, Greenhill introduced Union to several institutional shareholders of four Colombia-based companies listed on U.S. stock exchanges.

During the week of October 19, 2020, Greenhill held private discussions with some of the shareholders of Procaps, including Ruben Minski, Jose Minski and Alejandro Weinstein, who requested an overview of Union Acquisition Group, LLC (“Union Acquisition Group”) and the SPAC market. This overview was provided by Union’s officers, primarily Dan Fink, on October 21, 2020.

On October 29, 2020 an introductory conference call was held between members of Union, Greenhill (which included Rupert Hill, Humberto Garcia-Salas and Mario Orozco) and Procaps shareholders Ruben Minski, the President and Chairman of the board of directors of Procaps, and Alejandro Weinstein and Jose Minski, both of whom are directors of Procaps. Mr. Ruben Minski presented Procaps to the group, and Mr. Kyle Bransfield presented Union’s strategy and acquisition focus. The parties discussed the transaction rationale, the growth plans, valuation considerations, and the potential transaction structure. Mr. Bransfield also explained the mechanics and timeline of SPAC transactions and how they compare to traditional initial public offerings. The parties agreed to continue the conversations and sign a non-disclosure agreement (“NDA”) to exchange information. Following the conference call, Union provided Greenhill with a model illustrating the mechanics of a potential SPAC business combination. The model did not serve as an offer, but rather as a resource for Greenhill and Procaps to develop a detailed understanding of how a business combination with Union would work.

On October 30, 2020, Mr. Bransfield, on behalf of Union, and Mr. Sergio Mantilla, the Procaps CFO on behalf of Procaps, signed an NDA. Following the signing of the NDA, Union presented Greenhill with a list of preliminary due diligence items requested from Procaps. The request list included:

•        Audited financial statements;

•        Quarterly forecasts;

•        Product list (including trends and projections);

•        Customer list (including trends and projections);

•        Breakdown of operations and metrics per geography;

•        Organizational chart and corporate structure;

•        Strategy plan and KPIs

•        Potential mergers and acquisitions (“M&A”) opportunities;

•        Details of existing debt issuances; and

•        Schedule of intellectual property.

Procaps’ shareholders Ruben Minski, Jose Minski and Alejandro Weinstein, communicated to Greenhill a valuation expectation equal to a minimum of 12.0x-EBITDA to the Procaps Shareholders (excluding the impact from the Founder Shares and the business combination transaction expenses) based on projected EBITDA for 2021 (which would be equivalent to an enterprise value of Procaps of $1.33 billion), which served as the basis for discussions with Union. Greenhill provided Procaps’ shareholders, Ruben Minski, Jose Minksi and Alejandro Weinstein, a summary and analysis of comparable companies, separated and segmented by Procaps’ various product segments (i.e., Pharma, Nextgel, Vital Care, Clinical Specialties and Diabetrics). Given the diversity of Procaps’ product segments, among other factors, Procaps’ shareholders expressed their views that there are no companies sufficiently comparable to Procaps upon which to form a reliable basis of comparison. Notwithstanding the views relating to the comparable companies presented, the analysis indicated that many of the companies traded based on a mid-teen multiple of 2021 EBITDA.

Union informed Greenhill, based on Union’s own internal review and preliminary market feedback, that 11.0x-EBITDA to Procaps Shareholders (excluding the impact from the Founder Shares and the business combination transaction expenses) based on projected EBITDA for 2021 (which would be equivalent to an enterprise value of Procaps of $1.23 billion) would be a reasonable multiple and likely clear the level needed to bring in a successful PIPE investment. Greenhill provided an analysis to Procaps shareholders Ruben Minski, Jose Minski and Alejandro Weinstein, with various outputs, including pro-forma ownership basis, sources and uses, ownership dilution over time, among others, which indicated that a 10.0x EBITDA to the Procaps Shareholders (excluding the impact from the Founder Shares and the business combination transaction expenses) based on projected EBITDA for 2021 (which would be equivalent to an enterprise value of Procaps of $1.11 billion) to 12.0x-EBITDA valuation range would be appropriate. Greenhill and Union had multiple valuation discussions that led to three separate economic arrangements that would apply depending on the specific multiples on the Procaps business: (i) at a 2021 estimated EBITDA multiple at or above 12.0x, (ii) at a 2021 estimated EBITDA multiple below 12.0x but at or above 11.0x, and (iii) at a 2021 estimated EBITDA multiple below 11.0x with a floor of 10.0x. These economic arrangements served as the basis for the terms agreed to subsequently by Procaps and Union.

On November 10, 2020, Greenhill provided Procaps’ shareholders Ruben Minski, Jose Minski and Alejandro Weinstein with an update on discussions with Union regarding valuation targets of between 12.0x-EBITDA and 11.0x-EBITDA to the Procaps Shareholders, and provided Procaps with a transaction structure analysis at multiples between 10.0x and 12.0x-EBITDA to the Procaps Shareholders.

On November 18, 2020, Greenhill provided Union with the requested diligence documentation.

On November 19, 2020, members of Union, Greenhill, and Procaps held a videoconference to discuss the diligence materials. Mr. Minski presented the different operations that are expected to drive revenue and EBITDA growth between 2020 and 2021. Moreover, Mr. Minski presented the aspects that differentiate Procaps from the competition, which are the focus on innovation, the ownership of proprietary formulations, cost-effective manufacturing, stress on quality, short timeframe between product ideation and product launch, and 360-degree coverage on Procaps’ Diabetrics business segment. During that same meeting, Mr. Minski explained that Procaps has historically been capital constrained, which has been the main hamper on growth. Procaps’ cash flow cycle, as a pharmaceutical company, is extensive and longer than those of many other industries. Procaps’ capital constraints include: (i) longer turnover of accounts receivable for certain business lines that depend on institutional clients, such as Clinical Specialties, that have longer term conditions when compared to retail and private channels; (ii) working capital requirements for the launch of new products, such as marketing and inventory costs, once the R&D and regulatory approval process are complete, given the increase in new product launches; and (iii) historical investments on average of between 3% and 4% of Procaps gross revenues in capital expenditures with R&D. The prospective financial information presented to Union by Procaps reflected these historical capital constraints. However, as a result of the increase in capital from the Business Combination, Procaps expects (i) to be in a better negotiating position with its suppliers, allowing it to negotiate shorter term conditions and lower raw material costs due to gains from economies of scale; (ii) be able to accelerate growth and expend into new geographic regions through strategic M&A transactions while continue to grow organically as well; and (iii) to be in a better financial position to take advantage of bank facing on better terms and have access to other more efficient types of financing such as debt capital markets. Mr. Minski went on to explain that the potential M&A targets Procaps was evaluating are in the 8.0-9.0x enterprise value/EBITDA range, but with synergies could be lowered to 6.0x. The parties agreed that the next steps would be to negotiate a non-binding letter of intent and work on a company presentation for a non-deal roadshow to test market appetite for Procaps.

On November 20, 2020, Greenhill provided Union with a presentation from Procaps’ management that covered each strategic product line and strategic business line in detail.

On November 21, 2020, Mr. Bransfield provided Greenhill with a first draft of a non-binding letter of intent (“LOI”). The LOI contained an exclusivity period that ended the earlier of February 28, 2021 or the termination of the LOI. The LOI also mentioned that the parties agreed that Procaps would engage in a set of investor meetings (“Non-Deal Roadshow”) starting the week of December 7, 2020, and that the parties would discuss securing an equity investment to support the transaction to be committed simultaneously with the signing of the Business Combination Agreement. This draft of the LOI did not specify transaction consideration.

On November 30, 2020, members of Union, Procaps and Greenhill held a conference call to discuss the progress of the transaction. The parties agreed that it was important to finalize the investor presentation for the Non-Deal Roadshow, and that BTG Pactual US Capital, LLC (“BTG”) and Greenhill (together with BTG, the “Banks”) would be engaged as the main financial advisors to the transaction. Mr. Alejandro Weinstein offered to talk to investors of CFR Pharmaceuticals, and stated the importance of engaging investors that are close to the Latin American healthcare & pharma ecosystem. Union communicated that the formal due diligence process should commence in the second half of December 2020.

On December 1, 2020, a video conference call was held between Union, Procaps, and the Banks. During the call, BTG presented a proposed timeline for the transaction, as well as the strategy for targeting investors and garnering interest during the Non-Deal Roadshow and the PIPE presentation.

On December 4, 2020, Linklaters LLP (“Linklaters”), who had been advising Union regarding a potential business combination for a few weeks, was formally engaged by Union to represent Union in connection with the Business Combination. Union also engaged Posse Herrera Ruiz to assist with certain Colombian law related due diligence matters.

On December 4, 2020, Procaps formally engaged Greenberg Traurig, P.A. (“Greenberg”) as its outside legal counsel to assist Procaps in the Business Combination given Greenberg’s extensive experience with Latin America and SPAC transactions.

During the period of December 4, 2020 to December 7, 2020, the parties met on a number of occasions to rehearse the Non-Deal Roadshow company presentation and discuss the goals of the roadshow.

During the period of November 22, 2020 to December 10, 2020, members of Union, Greenhill and Procaps held a number of discussions to finalize the terms of the LOI, including negotiating the amount of the PIPE investment and the economic arrangement scenarios and conditions based on 2021 estimated EBITDA multiples as described below, which were based on feedback from discussions with potential PIPE investors on Procaps’ valuation.

On December 10, 2020, Mr. Bransfield on behalf of Union and Mr. Ruben Minski on behalf of Procaps signed the LOI, which contained the same clauses on exclusivity and the Non-Deal Roadshow. The executed LOI further provided for the PIPE in an amount of $100,000,000, subject to changes based on capital markets feedback and considered in connection with the valuation discussions. The minimum proceeds condition was also to be considered in connection with the valuation discussions. In terms of the use of proceeds, the parties agreed to the following priority order, to the extent possible: (i) payment of Union’s accrued but unpaid transaction expenses, deferred IPO fees and deferred advisor fees, and repayment of any loans made to Union by the Sponsors, (ii) an amount sufficient to fund planned growth initiatives as set forth in the presentation to investors, (iii) an amount of up to $100,000,000 to purchase Procaps Ordinary Shares from certain existing Procaps shareholders, and (iv) the remaining cash available for use by the post-closing parent entity.

The LOI contained economic arrangement scenarios on different valuation ranges based on multiples on the Procaps business, based on discussion with potential PIPE investors:

(1)    At any 2021 estimated EBITDA multiple to the Procaps Shareholders (excluding the impact from the Founder Shares and the business combination transaction expenses) at or above 12.0x (which would be equivalent to an enterprise value of Procaps at or above $1.33 billion):

a)      Sponsors would retain their full 5,000,000 Founder Shares;

b)      Procaps Shareholders would not receive the Procaps Restricted Shares (as defined below); and

c)      Sponsors would keep their full 6,250,000 Private Placement Warrants.

(2)    At any 2021 estimated EBITDA multiple to the Procaps Shareholders (excluding the impact from the Founder Shares and the business combination transaction expenses) below 12.0x but at or above 11.0x (which would be equivalent to an enterprise value of Procaps from $1.23 billion to below $1.33 billion):

a)      Procaps Shareholders would be issued on a pro-rata basis by the post-closing parent entity up to 10,600,000 shares to be held in escrow (the “Procaps Restricted Shares”), to only be released as follows: 50% at a price per share of $13 and 50% at a price per share of $15 (the “LOI Release Mechanics”); and

b)      Sponsors would agree to place 5,750,000 Private Placement Warrants on a pro-rata basis in escrow, to only be released in accordance with the LOI Release Mechanics.

(3)    At any 2021 estimated EBITDA multiple to the Procaps Shareholders (excluding the impact from the Founder Shares and the business combination transaction expenses) below 11.0x with a floor of 10.0x (which would be equivalent to an enterprise value of Procaps from $1.11 billion to below $1.23 billion):

a)      Sponsors would agree to place 1,250,000 Founder Shares in escrow, to only be released in accordance with the LOI Release Mechanics;

b)      Sponsors would forfeit 2,875,000 Private Placement Warrants and agree to place the remaining 2,875,000 Private Placement Warrants in escrow, to only be released in accordance with the LOI Release Mechanics; and

c)      Procaps Shareholders would be issued by the post-closing parent entity 10,600,000 Procaps Restricted Shares, to only be released from escrow in accordance with the LOI Release Mechanics.

On December 14, 2020, Linklaters on behalf of Union, and Greenberg on behalf of Procaps, held a kick-off call to commence the legal due diligence process.

On December 16, 2020, BTG presented Procaps, Greenhill, and Union with the feedback from the Non-Deal Roadshow presentations. In total, the management of Procaps met with 20 investors, in a mix of mutual funds, hedge funds, pension funds, family offices and private equity funds. The feedback from such investors was predominantly positive, highlighting the quality of founders and management, the diversification across geographies, the contract development and manufacturing organization (“CDMO”) business, and the growth prospects of the company. The parties agreed to move forward with the transaction and begin the preparation of materials and wall-crossing procedures for the PIPE transaction. Procaps shared that they were in the process of engaging Deloitte & Touche Ltda. (“Deloitte”) for the preparation of audited financial statements needed to proceed with the transaction.

On December 16, 2020, Linklaters provided Greenberg with their legal due diligence request list on Procaps. The due diligence request list included, among other things, a number of charter documents of Procaps and its subsidiaries, details on real estate and leasehold properties owned or leased by Procaps and its subsidiaries, including supporting documentation, documentation related to Procaps’ business and operational matters, several lists and copies of agreements and commitments with customers, suppliers and service providers of Procaps, documentation and lists regarding employment matters such as list of Procaps’ management, compensation information, employment policies, among other related matters, information and documentation on loans, borrowings and other financial transactions and instruments to which Procaps or its subsidiaries were a party, information and documentation regarding legal proceedings, disputes and investigations involving Procaps and its subsidiaries, information and documentation on Procaps’ intellectual property, including a list of patents, copyrights, trademarks and domain names and documentation related thereto, information on Procaps’ insurance policies, a list of all of Procaps’ regulatory concessions, licenses, permits and approval, among other governmental regulatory items, documentation related to environmental matters in connection with Procaps’ and its subsidiaries’ activities, information regarding Procaps’ information technology systems, information and agreements in connection with antitrust matters affecting Procaps, copies of, and information on, Procaps’ anti-money laundering, anti-bribery and compliance policies, among other matters. From December 22, 2020 to December 29, 2020, Greenberg and Linklaters exchanged comments on the due diligence request list.

On the evening of December 16, 2020, Greenberg provided Linklaters with their legal due diligence request list on Union. The due diligence request list included, among other things, a number of charter documents, a request for Union’s trust statement and Director and Officer questionnaires. During the days of December 17, 2020 and December 18, 2020, Union and Linklaters compiled the items on the diligence request list.

On December 21, 2020, Greenberg prepared a summary chart and analysis of potential transaction structure alternatives for the Business Combination and on December 22, 2020, Greenberg presented the summary chart and analysis to Linklaters, Procaps and Philippi Prietocarrizosa Ferrero DU & Uría (“PPU”), which was formally engaged by Procaps to assist Procaps with certain Colombian, and other Latin American jurisdictions, law related matters in connection with the Business Combination on January 4, 2021. From December 22, 2020 through early March 2021, PPU conducted extensive analysis and discussion on the alternative structures and the potential tax impact of such structures in the jurisdictions in which Procaps’ subsidiaries operate and shared such analysis with Greenberg and Procaps. During such period, Greenberg, PPU and Procaps engaged in extensive discussions regarding the optimal tax structuring of the Business Combination and Greenberg and Linklaters engaged in similar discussions as well.

On December 22, 2020, Procaps’ board of directors held a meeting in which it discussed the possibility of a potential business combination with a SPAC.

On December 24, 2020, representatives from Greenberg and Linklaters held a teleconference to discuss possible structuring of the Business Combination between Union and Procaps.

On December 30, 2020, representatives from Union and Procaps held a teleconference to discuss due diligence with respect to the accounting procedures and certain financial information of Procaps.

Procaps engaged Intralinks, Inc. (“Intralinks”) as its electronic data room provider to assist Procaps in digitizing and providing the due diligence items requested by Linklaters and Union. During the months of February and March 2021, Procaps, with the assistance of Greenhill, PPU and Intralinks, populated the electronic data room with information relating to Procaps for Union’s and Linklaters’ due diligence review.

On January 4, 2021, representatives of Union presented Procaps with a proposal from KPMG, LLP (“KPMG”) to assist Procaps with accounting advisory services and due diligence matters in connection with the Business Combination, and on January 6, 2021, Procaps formally engaged KPMG.

On January 6, 2021, representatives from Linklaters provided Union with an update on the due diligence workstream and preliminary review of the financial information of Procaps.

On February 13, 2021, Procaps provided Union and certain of its advisors with access to the electronic data room containing information relating to Procaps for Union’s due diligence review. Union’s representatives and advisors conducted an extensive due diligence investigation of Procaps, which continued through March 2021.

During this two month period, Union and its representatives and advisors engaged in a customary due diligence investigation on Procaps, including, but not limited to, due diligence relating to corporate matters, real property matters, business and operation matters, material contracts, employment matters, finance and accounting matters, tax matters, legal proceedings, disputes and investigations, intellectual property matters, insurance policies, government regulation and other regulatory matters, information technology, antitrust matters and compliance and anti-bribery matters and development programs. Union and its representatives and advisors also engaged in extensive discussions regarding the optimal tax structuring of the Business Combination.

On February 11, 2021, Messrs. Bransfield and Fink held a teleconference with representatives from Procaps along with representatives from Linklaters and Greenberg to discuss the next steps for due diligence. Later that day, representatives from Procaps provided the Union board of directors with an update as to the status of the Business Combination with Procaps. On February 12, 2021, Messrs. Bransfield and Fink held a video teleconference with representatives from Procaps, Linklaters, Greenberg and Greenhill to discuss accounting due diligence.

On February 11, 2021, Messrs. Bransfield and Fink held a video teleconference with representatives of Linklaters and representatives of BTG to discuss timeline and investor targeting for the proposed PIPE.

On February 12, 2021, Messrs. Bransfield and Fink held a video teleconference with representatives from Procaps and representatives of BTG. During the teleconference, the discussion included a detailed discussion of Procaps’ operations, strategy, financial profile and industry position and a description of the professional backgrounds of Procaps’ Board Members.

On February 15, 2021, Messrs. Fink and Bransfield held a video teleconference with representatives of BTG to discuss the marketing strategy and timeline for the proposed PIPE.

On February 17, 2021, representatives of Linklaters and Greenberg held a video teleconference to discuss the status of the Business Combination Agreement and the relevant transaction documents.

On February 18, 2021, representatives of Linklaters and Union held a video teleconference to discuss key due diligence findings pertaining to Procaps’ material contracts.

On February 22, 2021, representatives of Linklaters, Procaps and Greenberg held a video teleconference to discuss key due diligence questions with regards to pending litigation, intellectual property and material contracts.

Beginning on February 19, 2021, BTG began to wall cross investors for the contemplated PIPE. Beginning on February 21, 2021, members of Union management, along with representatives of the Banks, had telephonic meetings with a certain selected group of wall-crossed investors to discuss the proposed PIPE.

During the weeks of February 21, 2021 and March 1, 2021, members of Union management, Procaps management along with representatives of the Banks held a number of video meetings to evaluate the status of the PIPE fundraising discussions. These meetings included discussions of the performance of the U.S. equity markets and the PIPE financing timeline.

On February 18, 2021, Linklaters provided an initial draft of the form of Subscription Agreement to Greenberg. On February 22, 2021, Greenberg provided comments to the form of Subscription Agreement. From February 22, 2021 through March 27, 2021, the parties and their counsel continued to negotiate the form of Subscription Agreement.

Over the next two weeks, Union, potential PIPE investors and their respective advisors engaged in negotiations concerning the terms of the contemplated PIPE, including the conditions to the closing and the registration rights.

During this period, Union, Procaps and their respective advisors engaged in negotiations with certain shareholders of Procaps concerning rights held by such shareholders, and the terms under which such Procaps shareholders would approve the potential transaction.

On February 26, 2021, the electronic data room was opened to potential PIPE investors, which included the investor presentation. On March 5, 2021, Greenhill made available to the potential PIPE investors in the electronic data room the appendix to the investor presentation and certain supplemental information.

On March 5, 2021, representatives of Linklaters and Greenberg held a video teleconference to discuss the status and timeline of the Business Combination and the various transaction documents and to agree on key structural aspects of the transaction agreements.

In early March, 2021, Procaps engaged in discussions with Harney Westwood & Riegels LP (“Harneys”) to serve as Cayman Islands counsel to Procaps to assist Procaps with certain Cayman Islands related law matters and in the formation of Merger Sub in connection with the Business Combination. From the period from March 5, 2021 until the signing of the Business Combination Agreement, Harneys reviewed and prepared drafts of the Cayman Islands law governed documents and provided their input on Cayman Islands law matters in connection with the Business Combination, including assisting with the formation of Merger Sub on March 29, 2021. Harneys was formally engaged by Procaps on March 26, 2021.

In early March, 2021, Procaps engaged in discussions with Arendt & Medernach SA (“Arendt”) to serves as Luxembourg counsel to Procaps to assist Procaps with certain Luxembourg law matters and in the formation of Holdco in connection with the Business Combination. From the period from March 8, 2020 until the signing of the Business Combination Agreement, Arendt reviewed and prepared drafts of the Luxembourg law governed documents and provided their input on Luxembourg law matters in connection with the Business Combination including assisting with the formation of Holdco on March 29, 2021. Arendt was formally engaged by Procaps on March 22, 2021.

On March 9, 2021, Procaps’ Chief Executive Officer, Ruben Minski and Chief Financial Officer, Sergio Mantilla, updated Procaps’ board of directors on the negotiations with Union, the then-current terms and conditions of the Business Combination, the status of the prospective participants in the PIPE and the expected timeline of the Business Combination.

On March 11, 2021, representatives of Linklaters sent an initial proposed draft of the Business Combination Agreement to Greenberg, substantially reflecting the terms of the Business Combination contemplated by the LOI and other provisions that were the subject of later negotiation, including, among other things, the inclusion of transaction mechanics, customary representations and warranties of each of Union and Procaps, interim operating covenants and closing conditions.

Over the next three weeks (the “Negotiation Period”), Union, Procaps and their respective representatives and advisors engaged in lengthy negotiations regarding the terms of the Business Combination Agreement and other ancillary transaction documents, including, but not limited to, the Exchange Agreements, Transaction Support Agreement, the form of Registration Rights and Lockup Agreement and form of Nomination Agreement. Greenberg and Linklaters frequently exchanged proposed drafts of the aforementioned transaction agreements and other ancillary agreements during the Negotiation Period. Some of the key terms in the Business Combination Agreement and certain other ancillary transaction documents that were the subject of negotiation and discussion between the parties during the Negotiation Period were (i) the requirement that Union have at least $185 million of cash held either in or outside its trust account (including the funds raised in the PIPE) prior to Procaps being obligated to consummate the transactions contemplated by the Business Combination Agreement (i.e. the Minimum Cash Condition), (ii) the lock-up periods applicable to the Procaps Shareholders, (iii) the terms and conditions pursuant to which certain of the Minski Family’s Holdco Ordinary Shares and certain of the Sponsors’ Holdco Ordinary Shares and Holdco Warrants would be held in escrow following the consummation of the Business Combination and subsequently released, and (iv) the number of directors the Sponsors, the Minski Family and Hoche would be entitled to nominate.

Throughout this process, Messrs. Fink and Bransfield continuously updated the Union board of directors on the status of the Business Combination, the status of the prospective participants in the PIPE and the expected timeline.

On March 15, 2021, Greenhill uploaded a version of the form of Subscription Agreement into the electronic data room to be accessed by the potential PIPE investors.

From March 23, 2021 through March 30, 2021, Linklaters coordinated with Posse Herrera & Ruiz, Union’s Colombian counsel, with respect to their due diligence review of a number of material agreements in connection with Procaps’ business in Colombia, including but not limited to leasing agreements, financing agreements, supply and distribution agreements, intellectual property agreements and agreements for the manufacture, purchase or sale of products. During this period of time, Posse Herrera & Ruiz also reviewed the draft Procaps Disclosure Schedule provided by Procaps and attended a teleconference call with PPU, Procaps’ Colombian counsel, to discuss their comments on March 30, 2021. Posse Herrera & Ruiz requested additional information and documents, which were provided by Procaps and its counsel.

On March 23, 2021 and again on March 29, 2021, representatives of Linklaters sent revised drafts of the Business Combination Agreement to Greenberg, which such drafts proposed various changes, including, but not limited to, the maximum amount of the transaction expenses to be incurred by Union in connection with the Business Combination, adjustment to the Minimum Cash Condition, and revisions to certain covenants in light of the transaction structure.

From early March 2021 through March 29, 2021, representatives of Linklaters negotiated final Subscription Agreements with the PIPE investors and their respective advisors, reflecting an aggregate PIPE amount of $100 million. During this period, Union, Procaps and their respective advisors continued to finalize the Business Combination Agreement and related transaction agreements.

From early March 2021 through March 29, 2021, representatives of Greenberg negotiated the terms of the Exchange Agreements, IFC Redemption Agreement, Registration Rights and Lock-Up Agreement and other ancillary documents with representatives of IFC. During this period, Greenberg, IFC and IFC’s legal counsel continued to finalize such agreements.

On March 29, 2021 and March 30, 2021, Linklaters, Union, Greenberg and Procaps finalized the terms of the Business Combination Agreement and all other ancillary agreements, including the Transaction Support Agreement and form of Registration Rights and Lock-Up Agreement.

On March 30, 2021, Mr. Fink attended a due diligence call with representatives of Linklaters to discuss certain due diligence matters relating to Procaps and their business, including matters relating to the information provided by Procaps in the electronic data rooms and disclosed by Procaps in the Procaps Disclosure Schedule. On the same day, Mr. Fink further updated the members of Union’s board of directors on the status of the due diligence process.

On March 30, 2021, Union’s board of directors held a meeting by teleconference to consider and discuss the terms of the Business Combination Agreement, the PIPE and related agreements. All members of Union’s board of directors were present. Also in attendance were members of Union’s management and representatives of Linklaters. Union’s management and Linklaters then reported on the contemplated timing of the Business Combination and reviewed the terms of the Business Combination Agreement, the PIPE, and the other transaction agreements with the Union board of directors. At the meeting, members of Union’s board of directors discussed among themselves the strategic and financial rationale of consummating the Business Combination, including the factors described in the section titled “Proposal Number 1 — The Business Combination Proposal — Union’s Board of Directors’ Reasons for the Approval of the Business Combination.” Union’s board of directors also considered the interests of the Sponsors and certain of its directors and officers in the Business Combination, as described in “Proposal Number 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination.” Following discussion among the members of Union’s board of directors, Union’s board of directors passed unanimous written resolutions, among other things, approving and declaring advisable the Business Combination Agreement and other ancillary transaction agreements and the transactions contemplated thereby.

On March 31, 2021, Procaps’ board of directors considered the terms of the Business Combination Agreement, the PIPE and related agreements. Procaps’ board of directors consulted with its management team, as well as its financial and legal advisors, and considered a number of factors, including, but not limited to, other strategic opportunities and other sources of capital. The board of directors passed written resolutions approving the Business Combination Agreement and other transaction documents, based on its ability to fund and accelerate Procaps’ business plan, the alignment in strategy with Union and Union’s management team. On the same day, Procaps’ shareholders passed written resolutions approving Procaps’ entering into the Business Combination Agreement and other transaction documents. Following the approval of the Business Combination Agreement, Greenberg sent the Exchange Agreements to Procaps Shareholders via electronic mail, following which all Exchange Agreements were executed on March 31, 2021.

On March 31, 2021, the parties to each of the Business Combination Agreement, the Subscription Agreements, the Exchange Agreements and other ancillary transaction agreements executed such agreements. Later that morning, Union and Procaps issued a joint press release announcing the execution of the Business Combination Agreement and the Subscription Agreements.

On April 12, 2021, Union announced that it had entered into an agreement with Nomura Securities International, Inc. (“Nomura”) to support the Extension Amendment to the SPAC Articles. Pursuant to such agreement, Nomura agreed (i) to use reasonable efforts to acquire up to 1,900,000 Public Shares (the “Maximum Number of Shares”) prior to April 16, 2021 and (ii) that it would not make an election to redeem with respect to any Public Shares it purchases under the terms thereof and would use reasonable efforts to withdraw any outstanding elections to redeem previously made with respect to such Public Shares. Pursuant to such agreement, Union agreed to pay Nomura an amount in cash equal to (i) the Maximum Number of Shares multiplied by (ii) $10.07 multiplied by (iii) 0.01, subject to certain adjustments.

On April 12, 2021, Union announced that if the Extension Amendment to the SPAC Articles were approved, Union would deposit the Contribution into the Trust Account. The terms of the Contribution are that each month, commencing on, and including, April 22, 2021, until the earlier of October 22, 2021 and the consummation of the Business Combination, a deposit in an amount equal to $0.02 per Public Share will be made into the Trust Account. As of April 16, 2021, in connection with the Extension Amendment to the SPAC Articles, the holders of 6,446,836 SPAC Ordinary Shares properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.07 per share, for an aggregate redemption amount of approximately $64,898,080.62.

On April 16, 2021, the shareholders of Union, at an extraordinary general meeting, approved a special resolution to amend the SPAC Articles to extend the date by which Union must consummate an initial business combination from April 22, 2021 to October 22, 2021, which satisfies one of the closing conditions to the completion of the Business Combination. A Contribution in the amount of $271,063.28 was made for each of April, May, June and July of 2021.

On May 6, 2021, Union engaged Ernst & Young LLP to provide a recommendation of fair value for the SPAC Warrants for financial reporting purposes. The total professional fees for the services under this engagement were $40,000, plus $10,000 to $15,000 for each additional date as requested and other relevant expenses incurred in connection with the performance of the services.

The parties have continued and expect to continue regular discussions in connection with, and to facilitate, the closing of the Business Combination.

Union’s Board of Directors’ Reasons for the Approval of the Business Combination

As described under “The Background of the Business Combination” above, Union’s board of directors, in evaluating the Business Combination, consulted with Union’s management and financial and legal advisors. In reaching its unanimous decision to approve the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement, Union’s board of directors considered a range of factors, including, but not limited to, the factors discussed below. In light of the complexity of such factors, Union’s board of directors, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Individual members of Union’s board of directors may have given different weight to different factors.

The explanation of the reasons for the approval by Union’s board of directors of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Note Regarding Forward-Looking Statements”.

Before reaching its decision, Union’s board of directors discussed the results of the due diligence conducted by Union’s management, and their advisors, which included:

•        review of Procaps’ material contracts, intellectual property, financial, tax, legal, real estate, environmental, insurance and accounting due diligence;

•        meetings and calls with the management team and advisors of Procaps regarding operations and forecasts;

•        consultations with Procaps’ management and legal and financial advisors;

•        Procaps’ audited and unaudited financial statements;

•        financial review and analysis of Procaps and the Business Combination;

•        financial projections prepared by Procaps’ management team;

•        study of analyst reports and market trends in the soft gel and pharmaceutical industries;

•        analysis on comparable target companies; and

•        research on comparable transactions.

In approving the Business Combination, Union’s board of directors determined not to obtain a fairness opinion. The officers and directors of Union have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background, together with the experience and sector expertise of Cantor and BTG, enabled them to make the necessary analyses and determinations regarding the Business Combination. However, Union’s management and advisors prepared an analysis with respect to the market valuation of comparable companies as described in greater detail in the below section entitled “Market Valuation of Comparable Companies”.

Union’s board of directors considered a wide range of factors pertaining to the Business Combination as generally supporting its decision to enter into the Business Combination Agreement and the transactions contemplated thereby, including, but not limited to, the following:

•        Leading Regional Pharmaceutical Player.    Union’s board of directors considered Procaps’ industry-leading position within Latin America and its global reach as a company that is well positioned to drive regional consolidation and expand through inorganic growth. Procaps currently has multiple production facilities throughout Latin America. Union’s board also believes that the diverse business units and product lines of Procaps modernizing oral drug delivery technology and manufacturing capabilities put Procaps in a position to grow in the future;

•        Successful History of Growth and Diversification.    Union’s board of directors considered Procaps’ development of a successful and diversified platform in the pharmaceutical industry that has grown over the last 43 years. Procaps has focused on vertical and horizontal integrations to provide oral drug delivery technology and manufacturing capabilities at premium prices at competitive costs;

•        In-House R&D Capabilities.    Union’s board of directors considered the research and development capacity of Procaps, demonstrated by its extensive scientific expertise and robust pipeline with more than 500 formulations and an average of over 150 new products, including more than 50 first time launch products, per year with in-house R&D capabilities driving attractive growth opportunities;

•        Preferred Supplier to Multiple Global Pharmaceutical Companies.    Union’s board of directors considered the competitive advantages offered by the significant amount of intellectual property owned by Procaps. Procaps currently has over 126 clients and a strong presence in the United States with long-standing relationships with leading pharmaceutical companies such as Pfizer, Inc. and Bayer, AG;

•        Proprietary Portfolio of Branded Prescription and OTC Products.    Union’s board of directors considered Procaps’ proprietary portfolio of branded Rx and OTC products and services sold, distributed or provided to over 50 markets with a focus on differentiated, strong margin and high barrier to entry products. Procaps has a vertically integrated structure with over 99% of its product portfolio being proprietary. Procaps’ portfolio has grown each of the last 3 years and Union’s board of directors believes that such a portfolio is evidence that Procaps is a well-established company and in an opportune position to come to market;

•        Strong History and Focus on ESG Principles.    Union’s board of directors considered that Procaps has developed multiple plans to focus on environmental, social and governance principles. Procaps has an established and impressive green culture with environmental campaigns and optimization processes in a number of its plants. The Union board of directors also considered the valuable human resource and social programs that Procaps participates in to be a valuable factor in the determination to bring Procaps to market;

•        Market Valuation of Comparable Companies.    Procaps does not have a direct comparable company, Union’s board of directors, in conjunction with research and benchmarks provided by its advisors, analyzed relevant companies participating across Procaps’ different business segments considering the following criteria: (i) mature companies with market capitalization over $900 million and revenues over $400 million, (ii) exposure to emerging markets, (iii) the selected peers of each business segment share a significant portion of Procaps’ product segments and therapeutic areas, and (iv) exclusion of outlier EV/EBITDA multiples and EBITDA margins given specific conditions. While not a selection criteria, selected comparable companies have healthy leverage ratios with an average net debt to EBITDA ratio for the fiscal year 2020 of approximately 1.5x. The public trading market valuations of pharmaceutical, vital care, or CDMO companies which Union considers comparable (Catalent, Inc, Sun Pharma, Dr. Reddy’s, Cipla Limited, Lupin Limited, Perrigo Company plc, Genomma Lab and Hypera S.A.) imply expected 2021 enterprise value/EBITDA multiples of 22.1x, 15.9x, 15.4x, 13.6x, 14.3x, 8.8x, 11.6x and 8.2x, respectively, and 2022 enterprise value/EBITDA multiples of 18.9x, 14.3x, 12.9x, 12.0x, 12.0x, 8.5x, 10.4x and 6.9x, respectively (in all cases in this paragraph based on market data as of March 26, 2021). The public trading market valuations for that same group also imply expected 2021 enterprise value/revenues multiples of 5.5x, 4.0x, 3.7x, 3.1x, 2.7x, 1.7x, 4.0x and 1.8x and 2022 enterprise value/revenues multiples of 5.1x, 3.6x, 3.3x, 2.8x, 2.4x, 1.6x, 3.6x, and 1.7x, respectively. Union’s Board believes that these multiples compare favorably to Procaps’ expected enterprise value/adjusted EBITDA multiples of 11.4x expected for 2021 and 9.7x expected for 2022 at a $10.00 per Holdco Ordinary Share price on a fully diluted shares basis and assuming no projected mergers or acquisitions.

•        Due Diligence.    The results of Union’s due diligence investigation of Procaps conducted by Union’s management team and its financial, technical and legal advisors;

•        Experienced and Proven Management Team.    Union’s board of directors believes that Procaps has a highly accomplished management team with a proven ability to develop a strong pharmaceutical portfolio. Procaps’ executive team includes a mix of industry outsiders and insiders who are following a strong vision of growth and development while maintaining a flexible business model. Procaps’ executives have extensive experience as a family owned business with a 43-year proven track record. Union’s board of directors also believes Procaps sets itself apart from its industry peers by its sizable staff of over 4,700 employees as of December 31, 2020;

•        Shareholder Approval.    Union’s board of directors considered the fact that, in connection with the Business Combination, Union shareholders have the option to (i) remain shareholders of the Combined Company, (ii) sell their shares on the open market or (iii) redeem their shares for the per share amount held in the Trust Account pursuant to the terms of Union’s Articles; and

•        Negotiated Transaction.    The financial and other terms of the Business Combination Agreement are reasonable and the product of arm’s-length negotiations between the parties thereto.

In the course of its deliberations, Union’s board of directors also considered a variety of uncertainties, risks and other potentially negative factors relevant to the Business Combination, including, but not limited to, the following:

•        Macroeconomic Risks Generally.    Macroeconomic uncertainties and the effects they could have on the Combined Company’s revenues and financial performance;

•        Business Plan and Projections May Not Be Achieved.    The risk that Procaps may not be able to execute on its business plan, and realize the financial performance as set forth in the financial projections presented to Union’s board of directors and management.

•        Benefits May Not Be Achieved.    The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe;

•        Changes in Applicable Laws and Regulations.    The potential changes in applicable laws, rules, regulations, SEC or stock exchange requirements that may adversely affect the consummation of the Business Combination;

•        Closing Conditions.    The fact that the completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Union’s control;

•        Redemption Risk.    The risk that a significant number of Union’s shareholders may elect to redeem their SPAC Ordinary Shares prior to the consummation of the Business Combination pursuant to the SPAC Articles, which may potentially make the Business Combination more difficult to complete and would reduce the amount of cash available to the Combined Company to accelerate its business plan following the consummation of the Business Combination;

•        Union Shareholders Receiving a Minority Position.    The fact that Union’s shareholders will hold a minority position in the Combined Company;

•        Fees and Expenses.    The significant fees and expenses associated with completing the Business Combination and the substantial time and effort of Union’s management required to complete the Business Combination;

•        No Third Party Valuation.    The risk that Union did not obtain a fairness opinion in determining whether or not to proceed with the Business Combination;

•        Interests of Union’s Directors and Officers.    The interests of Union’s directors and officers in the Business Combination (see “— Interests of Certain Persons in the Business Combination”); and

•        Other Risk Factors.    Various other risk factors associated with Procaps’ business, as described in the section entitled “Risk Factors” appearing elsewhere in this document.

After extensive review, Union’s board of directors concluded that the potential benefits that it expects Union and its shareholders to realize as a result of the Business Combination outweigh the potential risks associated with the Business Combination. Accordingly, Union’s board of directors, based on its consideration of the specific factors listed above, unanimously approved and declared advisable the Business Combination Agreement, the other ancillary documents and all transactions contemplated thereby.

Interests of Union’s Directors and Officers in the Business Combination

When you consider the recommendation of Union’s board of directors in favor of approval of the Business Combination Proposal, the Merger Proposal and the Nasdaq Proposal, you should keep in mind that certain of Union’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a shareholder. These interests include, among other things:

•        the beneficial ownership of the Initial Shareholders of an aggregate of 5,000,000 Founder Shares, originally acquired for an aggregate purchase price of $25,000, or approximately $0.006 per share. The Founder Shares initially were purchased by the Sponsors with each Sponsor, Union Acquisition Associates II, LLC and Union Group International Holdings Limited, purchasing 2,515,625 Founder Shares for $12,500. The Sponsors then transferred an aggregate of 152,500 shares to Union’s officers, directors advisors and their affiliates. Following the forfeiture of 31,250 shares due to the underwriters’ over-allotment in connection with the IPO, 5,000,000 Founder Shares remained outstanding. The Founder Shares would become worthless if Union does not complete a business combination within the applicable time period, as the Initial Shareholders and Union’s other officers and directors have waived any right to redemption with respect to these shares. The Founder Shares have an aggregate market value of approximately (i) $50,550,000, based on the closing price of SPAC Ordinary Shares of $10.11 on Nasdaq on August 16, 2021, the trading date immediately prior to the filing date of this proxy statement/prospectus, and (ii) $          , based on the closing price of SPAC Ordinary Shares of $          on Nasdaq on          , 2021, the record date for the Extraordinary General Meeting;

•        The beneficial ownership of the Sponsors, and their respective affiliates, of 3,375,000 Private Placement Warrants to be retained by the Sponsors, 1,250,000 of which will be held in escrow until released pursuant to the terms of the Transaction Support Agreement, out of the 6,250,000 Private Placement Warrants initially purchased by the Sponsors at a price of $1.00 per warrant, for an aggregate price of $6,250,000. The 3,375,000 Private Placement Warrants to be retained by the Sponsors have an aggregate market value of approximately (i) $2,801,250, based on the closing price of SPAC Warrants of $0.83 on Nasdaq on August 16, 2021, the trading date immediately prior to the filing date of this proxy statement/prospectus, and (ii) $          , based on the closing price of SPAC Warrants of $          on Nasdaq on          , 2021, the record date for the Extraordinary General Meeting.

•        Union’s Sponsors, officers and directors, and any of their respective affiliates, will not receive reimbursement for any out-of-pocket expenses incurred by them on Union’s behalf incident to identifying, investigating and consummating a business combination to the extent such expenses exceed the amount not required to be retained in the Trust Account, unless a business combination is consummated. As of December 31, 2020, no more than $100,000 in out of-pocket expenses have been incurred by Union’s directors incident to identifying, investigating and consummating a business combination;

•        the potential continuation of certain of Union’s officers and directors as directors of Holdco;

•        the continued indemnification of current directors and officers of Union and the continuation of directors’ and officers’ liability insurance after the Business Combination;

•        the Sponsors will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate; and

•        the Sponsors and their respective affiliates can earn a positive rate of return on their investment, even if other Union shareholders experience a negative rate of return in the post-business combination company.

Potential Actions to Secure Requisite Shareholder Approvals

In connection with the shareholder vote to approve the Business Combination, the Initial Shareholders and Union’s directors, officers, advisors or their affiliates and the Procaps Shareholders may privately negotiate transactions to purchase SPAC Ordinary Shares from shareholders who would have otherwise elected to have their shares redeemed in conjunction with the Business Combination for a per-share pro rata portion of the Trust Account. None of the Initial Shareholders, Union’s directors, officers, advisors or their affiliates or the Procaps Shareholders will make any such purchases when they are in possession of any material non-public information not disclosed to the seller. Such a purchase of shares may include a contractual acknowledgement that such shareholder, although still the record holder of the SPAC Ordinary Shares is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Initial Shareholders, Union’s directors, officers, advisors or their affiliates or the Procaps Shareholders purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per-share pro rata portion of the Trust Account. The purpose of such share purchases would be to increase the likelihood of obtaining shareholder approval of the Business Combination or to satisfy the closing condition in the Business Combination Agreement that Union has, in the aggregate, cash (held both in and outside of the Trust Account, including the amount raised in the PIPE) that is equal to or greater than $185 million.

Regulatory Approvals Required for the Business Combination

Non-U.S. regulatory bodies and U.S. state attorneys general could take action under other applicable regulatory laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin or otherwise prevent the completion of the Business Combination or permitting completion subject to regulatory conditions. Private parties may also seek to take legal action under regulatory laws under some circumstances. There can be no assurance that a challenge to the Business Combination on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful. Union and Procaps are not aware of any other regulatory approvals in the United States, Luxembourg or elsewhere required for the consummation of the Business Combination.

Litigation Relating to the Business Combination

There have been no proceedings brought against Union in relation to the Business Combination or the Business Combination Agreement.

Listing of Holdco Ordinary Shares

Approval of the listing on Nasdaq of the Holdco Ordinary Shares to be issued in the Business Combination, subject to official notice of issuance, is a condition to each party’s obligation to complete the Business Combination.

Accounting Treatment of the Business Combination

The Business Combination will be accounted for as a capital reorganization in accordance with IFRS. Under this method of accounting, Union will be treated as the “acquired” company for financial reporting purposes, and Procaps will be the accounting “acquirer”. This determination was primarily based on the assumption that Procaps’ shareholders will hold a majority of the voting power of the Combined Company, Procaps’ operations will substantially comprise the ongoing operations of the Combined Company, Procaps’ designees are expected to comprise a majority of the governing body of the Combined Company, and Procaps’ senior management will comprise the senior management of the Combined Company. However, Union does not meet the definition of a “business” pursuant to IFRS 3 Business Combinations, and thus, for accounting purposes, the Business Combination will be accounted for as a capital reorganization. The net assets of Union will be stated at historical cost, with no goodwill or other intangible assets recorded. The deemed costs of the shares issued by Procaps, which represents the fair value of the shares that Procaps would have had to issue for the ratio of ownership interest in the Combined Company to be the same as if the Business Combination had taken the legal form of Procaps acquiring shares of Union, in excess of the net assets of Union will be accounted for as stock-based compensation under IFRS 2 Share-based payment.

Certain Unaudited Procaps Prospective Financial Information

Procaps does not as a matter of course make public projections as to future revenues, performance, financial condition or other results. However, Procaps’ management prepared and provided to its board of directors, its financial advisors and Union certain internal, unaudited prospective financial information in connection with the evaluation of the Business Combination. Procaps’ management prepared such financial information based on their judgment and assumptions regarding the future financial performance of Procaps. The inclusion of the below information should not be regarded as an indication that Procaps or any other recipient of this information considered — or now considers — it to be necessarily predictive of actual future results.

The unaudited prospective financial information is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, that information by its nature becomes less predictive with each successive year.

While presented in this proxy statement/prospectus with numeric specificity, the information set forth in the summary below was based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Procaps’ management, including, among other things, the matters described in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” Procaps believes the assumptions in the prospective financial information were reasonable at the time the financial information was prepared, given the information Procaps had at the time. However, important factors that may affect actual results and cause the results reflected in the prospective financial information not to be achieved include, among other things, risks and uncertainties relating to Procaps’ business, industry performance, the regulatory environment, and general business and economic conditions. The prospective financial information also reflects assumptions as to certain business decisions that are subject to change. The unaudited prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of Procaps’ management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of Procaps. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information.

Neither Procaps’ independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The audit reports included in this proxy statement/prospectus relate to historical financial information. They do not extend to the prospective financial information and should not be read to do so.

EXCEPT AS REQUIRED BY APPLICABLE SECURITIES LAWS, PROCAPS DOES NOT INTEND TO MAKE PUBLICLY AVAILABLE ANY UPDATE OR OTHER REVISION TO THE PROSPECTIVE FINANCIAL INFORMATION. THE PROSPECTIVE FINANCIAL INFORMATION DOES NOT TAKE INTO ACCOUNT ANY CIRCUMSTANCES OR EVENTS OCCURRING AFTER THE DATE THAT INFORMATION WAS PREPARED. READERS OF THIS PROXY STATEMENT/PROSPECTUS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION SET FORTH BELOW. NONE OF PROCAPS, UNION OR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, ADVISORS OR OTHER REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY PROCAPS SHAREHOLDER, UNION SHAREHOLDER OR ANY OTHER PERSON REGARDING ULTIMATE PERFORMANCE COMPARED TO THE INFORMATION CONTAINED IN THE PROSPECTIVE FINANCIAL INFORMATION OR THAT FINANCIAL AND OPERATING RESULTS WILL BE ACHIEVED.

Certain of the measures included in the prospective financial information may be considered non-IFRS financial measures. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and non-IFRS financial measures as used by Procaps may not be comparable to similarly titled amounts used by other companies. Financial measures provided to a financial advisor in connection with a business combination transaction are excluded from the definition of non-IFRS financial measures and therefore are not subject to SEC rules regarding disclosures of non-IFRS financial measures, which would otherwise require a reconciliation of a non-IFRS financial measure to an IFRS financial measure. Accordingly, we have not provided a reconciliation of such financial measures.

The prospective financial information of Procaps for the year ended December 31, 2020 presented below was provided to Union in connection with the Business Combination prior to the preparation and completion of Procaps’ Consolidated Financial Statements, which were audited and completed following the execution of the Business Combination Agreement.

The following table sets forth certain summarized prospective financial information regarding Procaps for 2020, 2021, 2022 and 2023:

Income Statement (in millions of U.S. dollars except percentages)	2020E	2021E	2022E	2023E	CAGR ’20E- ’22E	CAGR ’20E- ’23E
Gross Revenue	388	436	487	545	12%	12%
Net Revenue	329	397	445	499	16%	15%
Cost of Revenue	(126)	(146)	(164)	(184)	14%	13%
Gross Profit	203	251	282	316	18%	16%
Direct Expenses	(77)	(97)	(105)	(113)	17%	14%
Indirect Expenses	(44)	(54)	(54)	(56)	11%	8%
Pro Forma EBITDA	82	100	123	146	22%	21%
Memo: Adjusted EBITDA(1)	90	105	123	146	17%	17%
Provisions	(8)	(6)	(6)	(6)	(13)%	(9)%
D&A	(16)	(16)	(20)	(20)	10%	6%
EBIT	58	78	97	120	30%	28%
Interest Expense	$(17)	($17)	($15)	($11)	(6)%	(13)%
Other Financial Costs	(10)	(10)	(7)	(4)	(15)%	(25)%
FX Adjustments	(6)	(5)	—	—	—	—
Other Non-Operational	(3)	(5)	—	—	—	—
Income (Loss) Before Taxes	$22	$42	$75	$105	84%	68%
Income Tax (Expense)/Benefit	$(6)	$(19)	$(23)	$(32)	95%	74%
Net Income (Loss)	$16	$22	$53	$74	80%	65%

____________

Notes:—

(1)      Earnings before interest, tax, depreciation and amortization.

The compounded annual growth rates (“CAGR”) presented in the table above were derived from the projected income statement information provided to Union by Procaps prior to the preparation and completion of Procaps’ Consolidated Financial Statements, and were based on unaudited financial information and presented differently from the information presented in Procaps’ Consolidated Financial Statements. As a result, a direct comparison of certain line items presented above is not possible.

The tables below set forth (i) the CAGR for revenue, revenue on a constant currency basis, gross profit, gross profit on a constant currency basis, net income (loss), Adjusted EBITDA and Adjusted EBITDA on a constant currency basis from 2019 to 2020, derived from Procaps’ Consolidated Financial Statements; and (ii) the CAGR for projected net revenue, gross profit, net income (loss) and Adjusted EBITDA (as presented in the prospective financial information provided to Union by Procaps) from 2020 to 2022 and from 2020 to 2023, derived from the projected income statement information provided to Union by Procaps.

Derived from Procaps’ Consolidated Financial Statements	CAGR	Derived from projected financial information provided to Union by Procaps	CAGR
	2019–2020		2020E–2022E	2020E–2023E
Revenue	2%	Net revenue	16%	15%
Revenue on a constant currency basis(1)	12%
Gross Profit	5%	Gross Profit	18%	16%
Gross profit on a constant currency basis(1)	15%
Net income (loss) for the year	39%	Net income (loss) for the year	80%	65%
Adjusted EBITDA(2)	43%	Adjusted EBITDA(3)	17%	17%
Adjusted EBITDA on a constant currency basis(1)(2)	58%

____________

(1)      Constant currency information is non-IFRS financial information that compares results between periods as if exchange rates had remained constant period-over-period. For additional information on constant currency information, see “Procaps’ Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-IFRS Financial Measures — Use of Constant Currency.”

(2)      Adjusted EBITDA is a non-IFRS measure. For more information on Adjusted EBITDA and for a reconciliation of net income/(loss) to Adjusted EBITDA, see “Procaps’ Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-IFRS Financial Measures — EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin.”

(3)      Adjusted EBITDA projections provided to Union by Procaps were calculated differently than Adjusted EBITDA presented elsewhere in this proxy statement/prospectus. For a reconciliation of net income/(loss) projections to Adjusted EBITDA projections provided to Union by Procaps, see the table above summarizing prospective financial information regarding Procaps for 2020, 2021, 2022 and 2023.

The assumptions underlying the projected 2020E-2022E and 2020E-2023E CAGRs for net revenue, gross profit, net income (loss) for the year and Adjusted EBITDA presented in the table above do not account for the potential impact of future exchange rate variations. As a result, such projections were derived from Procaps’ historical financial data on a constant currency basis (which is presented in the table above for net revenue, gross profit and Adjusted EBITDA), excluding historical exchange rate impacts. Additionally, the projected CAGRs assume (i) an increase in sales volume due to increased demand in our existing portfolio of products, (ii) sales generated by the launch of new products and their roll-out in other geographic areas at a target portfolio renewal rate of 25%, and (iii) a reduction in sales discounts compared to prior years due to the implementation of the Trade Day Reduction Strategy (as defined below) in Colombia, CAN and CASAND. Furthermore, projected net income (loss) for the year and its CAGR exclude the financial expenses related to the put options held by Hoche and IFC, which amounted to interest expenses of $13.7 million in 2019 and $27.3 million in 2020.

Balance Sheet

Balance Sheet (in thousands of U.S. dollars)	2020E	2021E	2022E	2023E
Current Assets
Cash and Equivalents	4,416	250,650	229,669	263,123
Accounts Receivable	118,652	136,432	152,331	170,016
Current Tax Assets	7,926	9,553	10,714	12,012
Other Current Assets	360	360	360	360
Inventory	62,557	65,895	68,401	72,001
Total Current Assets	193,797	425,218	421,407	477,469
Non Current Assets
PP&E	110,282	114,648	111,079	107,983
Goodwill	6,863	6,863	6,863	6,863
Other Financial Assets	843	843	843	843
Other Intangible Assets	29,761	32,814	34,058	35,368
Equity Investments	1,779	1,779	1,779	1,779
Deferred Tax Assets	11,378	12,915	14,484	16,239
Other Non-Current Assets	4,712	3,789	4,249	4,764
Total Non Current Assets	165,616	173,650	173,356	173,840

Total Assets	359,526	636,540	634,830	691,350
Current Liabilities
Accounts Payable	138,617	155,962	172,444	190,959
Current Tax Liabilities	9,283	9,716	10,897	12,217
Other Current Liabilities	—	—	—	—
Current Liabilities	147,900	165,678	183,341	203,175
Non Current Liabilities
Financial Debt	200,220	220,303	147,177	109,279
Retirement Benefit Liabilities	765	765	765	765
Deferred Tax Liabilities	2,815	2,362	2,649	2,970
Other Non-Current Liabilities	3,117	5,398	6,054	6,787
Non Current Liabilities	206,918	228,829	156,645	119,801

Total Liabilities	354,817	394,506	339,986	322,977

Total Equity	4,709	242,034	294,845	368,374

Total Liabilities and Equity	359,526	636,540	634,830	691,350

Cash Flow Statement (in millions of U.S. dollars)	2020E
Net Income	$16
Adjustments:
Depreciation	$10
Amortization of Intangibles	6
Income Tax Expense	6
Financial Costs	27
Bad Debt Expense	1
Provisions (AR/Inventory)	8
Equity Method Investments	—
Disposal of PPE	—
Total	$73
Change in Other Assets & Liabilities:
Bad Debt	$5
Inventory	(6)
Other Assets	(0)
Accounts Payable	(1)
Taxes, Liens and Fees	(0)
Estimated Labor and Other Liabilities	(3)
Cash Provided by Operating Activities	$69
Interest Expense	$(26)
Taxes Paid on Gains	(15)
Net Cash Flow per Operating Activities Plus Interest and Tax Paid:	$28
Cash from Investing Activities: Purchase of PP&E(1)	$(6)
Sale of PP&E	0
Sale of Intangibles	—
Purchase of Intangibles(2)	(10)
Cash Used in Investing Activities:	$(16)
Cash Flows from Financing Activities:
Funds Received from Financial Obligations	$90
Payments of Financial Obligations	(92)
Non-Controlling Interests	0
Economic Interests	(7)
Capitalizations	0
Net Cash (Used) / Provided by Financing Activities	(9)
Net Increase / (Increase) in Cash and Cash Equivalents	2
Cash and Cash Equivalents at Beginning of Period	2
Cash and Cash Equivalents at End of Period	4

____________

Notes:—

(1)      Projected capex (21E-23E) is $14.3mm, $8.3mm, and $8.3mm, respectively.

(2)      Projected purchase of intangibles (21E 23E’) is $8.7mm, $9.0mm, and $9.2mm, respectively.

iCDMO Services Forecasts (in millions of U.S. dollars except percentages)	Forecast in the Year Ended December 31,
	2021E	2022E	2023E
Net Revenue	121	—	—
Gross Revenue – Existing Portfolio	78	90	106
Gross Revenue – New Products(1)	44	51	57
Gross Revenue – Total	122	141	163
Contribution Profit	48	56	66
Contribution Margin(2)	40%	40%	41%

____________

Notes:—

(1)      Procaps considers a product to be a “new product” if it (a) was reformulated, (b) was a product line extension due to changes in characteristics such as strength, flavor, or color, (c) had a change in product status from Rx to OTC, (d) was a new store brand or branded launch, (e) was provided in a new dosage form, or (f) was sold to a new geographic area with different regulatory authorities, in all cases, within 36 months prior to the end of the period for which net sales are being measured.

(2)     Contribution Margin calculated as percentage of net revenue and calculated as gross profit less direct expenses (i.e. excludes indirect expenses)

Rx Products Forecasts (in millions of U.S. dollars except percentages)	Forecast in the Year Ended December 31,
	2021E	2022E	2023E
Net Revenue	186	—	—
New products(1) sales forecast – Farma Procaps	24	35	49
New products(1) sales forecast – Clinical Specialties	11	9	6
Gross Revenue – Existing Portfolio	172	186	199
Gross Revenue – New Products(1)	35	43	55
Gross Revenue – Total	207	229	254
Contribution Profit	73	84	95
Contribution Margin(2)	39%	40%	41%

____________

Notes:—

(1)      Procaps considers a product to be a “new product” if it (a) was reformulated, (b) was a product line extension due to changes in characteristics such as strength, flavor, or color, (c) had a change in product status from Rx to OTC, (d) was a new store brand or branded launch, (e) was provided in a new dosage form, or (f) was sold to a new geographic area with different regulatory authorities, in all cases, within 36 months prior to the end of the period for which net sales are being measured.

(2)      Contribution Margin calculated as percentage of net revenue and calculated as gross profit less direct expenses (i.e. excludes indirect expenses)

OTC Products Forecasts (in millions of U.S. dollars except percentages)	Forecast in the Year Ended December 31,
	2021E	2022E	2023E
Net Revenue	64	—	—
Gross Revenue – Existing Portfolio	73	77	82
Gross Revenue – New Products(1)	7	9	12
Gross Revenue – Total	79	86	94
Contribution Profit	27	30	33
Contribution Margin(2)	42%	43%	43%

____________

Notes:—

(1)      Procaps considers a product to be a “new product” if it (a) was reformulated, (b) was a product line extension due to changes in characteristics such as strength, flavor, or color, (c) had a change in product status from Rx to OTC, (d) was a new store brand or branded launch, (e) was provided in a new dosage form, or (f) was sold to a new geographic area with different regulatory authorities, in all cases, within 36 months prior to the end of the period for which net sales are being measured.

(2)      Contribution Margin calculated as percentage of net revenue and calculated as gross profit less direct expenses (i.e. excludes indirect expenses)

Diabetrics Products Forecasts (in millions of U.S. dollars except percentages)	Forecast in the Year Ended December 31,
	2021E	2022E	2023E
Net Revenue	25	—	—
Gross Revenue – Existing Portfolio	21	23	24
Gross Revenue – New Products(1)	6	8	9
Gross Revenue – Total	27	31	34
Contribution Profit	6	7	8
Contribution Margin(2)	23%	24%	25%

____________

Notes:—

(1)      Procaps considers a product to be a “new product” if it (a) was reformulated, (b) was a product line extension due to changes in characteristics such as strength, flavor, or color, (c) had a change in product status from Rx to OTC, (d) was a new store brand or branded launch, (e) was provided in a new dosage form, or (f) was sold to a new geographic area with different regulatory authorities, in all cases, within 36 months prior to the end of the period for which net sales are being measured.

(2)    Contribution Margin calculated as percentage of net revenue and calculated as gross profit less direct expenses (i.e. excludes indirect expenses)

The following table sets forth certain summarized prospective non-financial information regarding Procaps for 2020, 2021, 2022, and 2023:

	Forecast Number of New Product Launches(1) and Softigel Production in the Year Ended December 31,
	2020E	2021E	2022E	2023E
Number of Rx new product launches – Farma Procaps	—	125	136	141
Number of Rx new product launches – Clinical Specialties	—	16	11	24
Number of OTC new product launches	—	36	37	17
Number of iCDMO new product launches	—	21	21	10
Number of Diabetrics new product launches	—	11	2	15
Procaps Softgel Production (billions of capsules)	11	—	—	—

____________

Notes:—

(1)      Procaps considers a product to be a “new product” if it (a) was reformulated, (b) was a product line extension due to changes in characteristics such as strength, flavor, or color, (c) had a change in product status from Rx to OTC, (d) was a new store brand or branded launch, (e) was provided in a new dosage form, or (f) was sold to a new geographic area with different regulatory authorities, in all cases, within 36 months prior to the end of the period for which net sales are being measured.

Procaps estimates an increase in the number of new products in several product categories due to the expected expansion of its product portfolio into new geographies as well as Procaps’ current product development pipeline, which has an average of over 100 products in development at any given time. When a new product is first launched and introduced into a market (a geographic region) after receipt of any required regulatory approvals, Procaps begins the process of obtaining authorization to market and sell that product in the 13 countries where it operates directly in the B-to-C market. Since Procaps considers a product sold in a new geographic area subject to a different regulatory authority within 36 months as a “new product”, such product, when commercialized in approximately 10 different geographic areas, would be considered approximately 10 additional new products. Additionally, Procaps’ B-to-B market exposes Procaps’ products to other markets it does not operate in directly, resulting in additional new products in each such new geographic area such product is introduced to.

We caution investors that amounts presented in accordance with our definition of EBITDA and Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate EBITDA and Adjusted EBITDA in the same manner. EBITDA and Adjusted EBITDA should not be considered as an alternative to net income (loss), cash flows from operating activities or any other performance measures derived in accordance with IFRS or as an alternative to cash flows from operating activities as a measure of our liquidity.

The Procaps prospective financial information was prepared using a number of assumptions, including the following assumptions that Procaps’ management believed to be material:

•        Projected revenues are based on the following assumptions: Sales volume growth due to increased demand in existing portfolio, mainly concentrated in the Nextgel (iCDMO) segment, Rx products and other B-to-C products (such as our OTC products, Clinical Specialties product line and Diabetrics product line). Additionally, sales generated by the launch of new products and their roll-out in other geographic areas are contemplated in the projections at a target portfolio renewal rate of 25%. Please note that new product launches are primarily concentrated in the iCDMO and Rx product categories.

•        Projections assume a reduction in sales discounts compared to prior years due to the implementation of the Trade Day Reduction Strategy (as defined below) in Colombia, CAN and CASAND.

•        The projected gross margin and its components assume certain projected changes to product sales mix primarily in the iCDMO and Rx product categories and the composition of products’ cost of goods sold (i.e. cost of raw materials and other manufacturing costs). The projections do not contemplate changes to Procaps’ fixed cost structure and assumes a Contribution Margin of approximately 40% for iCDMO products, 41% for Rx products, 42% for OTC products and 24% for Diabetrics products when projecting variable costs.

•        Projected Adjusted EBITDA figures do not include any adjustments to EBITDA for the years ended December 31, 2022 and 2023.

The Business Combination Agreement

This section of the proxy statement/prospectus describes the material provisions of the Business Combination Agreement, but does not purport to describe all of the terms of the Business Combination Agreement. This summary is qualified in its entirety by reference to the Business Combination Agreement, a copy of which is attached as Annex A hereto. Certain figures included in this section have been rounded for ease of presentation and, as a result, percentages may not sum to 100%.

The Business Combination

On March 31, 2021, Union, Procaps, Holdco and Merger Sub entered into the Business Combination Agreement, which contains customary representations and warranties, covenants, closing conditions and other terms relating to the Merger and the Exchange and the other transactions contemplated thereby, as summarized below. Capitalized terms used in this section but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

The Structure of the Business Combination

Pursuant to the Business Combination Agreement, following the effectiveness of the transactions contemplated by the Merger and the Exchange, the parties will consummate the Business Combination and Procaps and Union will become direct wholly-owned subsidiaries of Holdco.

Pursuant to the Business Combination Agreement, each of the following transactions will occur in the following order:

•        Two Business Days prior to the Closing Date (or any other date agreed in writing by Union and Procaps), and in accordance with the terms and conditions of the Business Combination Agreement, the parties to the Business Combination Agreement will execute and file the Plan of Merger and other documents required under the Cayman Islands Companies Act to effect the Merger with the Registrar of Companies of the Cayman Islands, in such form as is required by and executed in accordance with, the relevant provisions of the Cayman Islands Companies Act and mutually agreed by the parties to the Business Combination Agreement. The Plan of Merger will specify that the Merger shall become effective at the Merger Effective Time.

•        Immediately prior to the consummation of the Merger, Union will consummate the PIPE Investment, including the issuance of SPAC Ordinary Shares contemplated thereby.

•        At the Merger Effective Time, subject to the receipt of the Holdco Requisite Approvals and upon the terms and conditions set forth in the Business Combination Agreement, and in accordance with the Cayman Islands Companies Act, Merger Sub will be merged with and into Union, as a result of which, the separate existence of Merger Sub will cease and Union will continue as the Surviving Company.

•        At the Merger Effective Time, by virtue of the Merger and the Holdco Requisite Approvals, subject to the First Holdco Auditor Report, and without any further action on the part of Union, Merger Sub, Holdco or Procaps or the holders thereunder:

•        each SPAC Ordinary Share issued and outstanding immediately prior to the Merger Effective Time will automatically be exchanged with Holdco (which exchange, for purposes of the 1915 Law, shall include a contribution-in-kind of each such SPAC Ordinary Shares from the holders of SPAC Ordinary Shares to Holdco), against the issue by Holdco (i.e. the Merger Issuance), following a share capital increase realized by Holdco under the authorized share capital pursuant to the Holdco Delegate Resolutions and subscribed by the contributing holders of SPAC Ordinary Shares by virtue of the Merger and in accordance with the 1915 Law and the Cayman Islands Companies Act, of one validly issued and fully paid Holdco Ordinary Share (i.e. the Merger Consideration), delivered by Holdco;

•        upon the Merger Issuance, all SPAC Ordinary Shares will cease to be outstanding, will be cancelled and cease to exist and (A) each certificate formerly representing each of the SPAC Ordinary Shares and (B) each book-entry account formerly representing each of the uncertificated SPAC Ordinary Shares shall thereafter, in case of both (A) and (B), only represent the Merger Consideration and the right, if any, to receive cash in lieu of fractional shares into which such SPAC Ordinary Shares have been exchanged (and contributed-in-kind); and

•        each Merger Sub Ordinary Share issued and outstanding immediately prior to the Merger Effective Time shall be converted into and exchanged for one (1) validly issued, fully paid and nonassessable ordinary share, par value $0.0001 per share, of the Surviving Company.

•        Upon the consummation of the Merger and commencing at the Exchange Effective Time, subject to the receipt of the Company Requisite Approvals (which approval has been obtained), the Holdco Requisite Approvals and the delivery of the Second Holdco Auditor Report, and in accordance with the Holdco Delegate Resolutions:

•        all the issued and outstanding Procaps Ordinary Shares held by the Procaps Shareholders will be contributed in kind to Holdco, free and clear of all Liens (other than the Procaps Shareholders’ Agreements Liens that will expire on or prior to the Closing Date), and the Procaps Shareholders will subscribe and be issued, in accordance with the Exchange Ratio, the applicable number of Holdco Ordinary Shares and Holdco Redeemable B Shares (as applicable);

•        the Exchange Issuance, including 10,464,612 Holdco Ordinary Shares that shall be subject to escrow in accordance with the Transaction Support Agreement, will be allocated among the Procaps Shareholders in accordance with the terms of the Payment Spreadsheet and Exchange Agreements;

•        each Procaps Shareholder will cease to be the holder of such Procaps Ordinary Shares and Holdco will be recorded as the registered holder of all the Procaps Ordinary Shares so exchanged and contributed in kind and will be the legal and beneficial owner thereof;

•        immediately prior to the Exchange Effective Time, all the Holdco Redeemable A Shares held by Procaps, constituting all the issued and outstanding Holdco Redeemable A Shares, will be redeemed by Holdco at their nominal value of $0.01 per Holdco Redeemable A Share (i.e. the Holdco Redeemable A Shares Redemption) and held in treasury by Holdco and, upon consummation of the Holdco Redeemable A Shares Redemption, Procaps will cease to be the registered shareholder of such Holdco Redeemable A Shares; and

•        immediately following the Exchange Effective Time, 6,000,000 Holdco Redeemable B Shares held by IFC, constituting all the issued and outstanding Holdco Redeemable B Shares, will be redeemed by Holdco at their subscription price of $10.00 per Holdco Redeemable B Share and held in treasury by Holdco, as a result of which IFC will cease to be the registered shareholder of such Holdco Redeemable B Shares.

The parties will hold the Closing on the date of the Merger Effective Time and the Exchange Effective Time, following the satisfaction or waiver (to the extent such waiver is permitted by applicable law) of the conditions set forth in the Business Combination Agreement (other than those conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver of those conditions at such time).

The following diagram shows the current ownership structure of Union (excluding the impact of the shares underlying the Union Warrants).

(1)    For more information about the ownership interests of our Initial Shareholders, including the Sponsors, prior to the Business Combination, please see the section entitled “Security Ownership of Certain Beneficial Owners and Management”

The following diagram shows the current structure of Procaps.

(1)    For more information about the ownership interests of Procaps, prior to the Business Combination, please see the section entitled “Security Ownership of Certain Beneficial Owners and Management”.

(2)    The diagram above only shows select subsidiaries of Procaps.

The following diagram shows the pro forma ownership percentages (excluding the impact of the shares underlying the Holdco Warrants) and structure of Holdco immediately following the consummation of the Business Combination. These relative percentages assume that (i) none of Union’s existing Public Shareholders exercise their redemption rights in connection with the approval of the Business Combination with respect to their Public Shares, (ii) the SPAC Transaction Expenses do not exceed the SPAC Transaction Expenses Cap, (iii) no additional equity securities of Union are issued at or prior to Closing other than the PIPE Shares and (iv) a Closing Date of August 31, 2021.

(1)    The diagram above only shows selected subsidiaries of Procaps.

Consideration to be received in the Business Combination

At the Merger Effective Time, each SPAC Ordinary Share issued and outstanding immediately prior to the Merger Effective Time will automatically be converted into one (1) validly issued and fully paid Holdco Ordinary Share, which will be valued at $10.00 per share.

At the Exchange Effective Time, the Procaps Shareholders shall make a contribution in kind to Holdco of all the issued and outstanding Procaps Ordinary Shares and subscribe and be issued an aggregate number of Holdco Ordinary Shares and Holdco Redeemable B Shares (as applicable) equal to the total number of issued and outstanding Procaps Ordinary Shares multiplied by the Exchange Ratio. The aggregate amount of Holdco Ordinary Shares and, in the case of IFC, Holdco Ordinary Shares and Holdco Redeemable B Shares, to be issued by Holdco as part of the Exchange shall be allocated among the Procaps Shareholders in accordance with their respective Exchange Agreements and Section 2.02 of the Procaps Disclosure Schedule under the Business Combination Agreement to take into account certain rights and obligations among them, including with respect to the termination of the IFC Put Option Agreement and the Hoche Put Option Agreement upon the Closing of the Business Combination.

Ownership of the Combined Company Upon Completion of the Business Combination

Following the Business Combination, each of Union and Procaps shall be direct wholly-owned subsidiaries of Holdco.

Representation and Warranties

The Business Combination Agreement contains customary representations, warranties and covenants of (a) Procaps, (b) Union and (c) Holdco and Merger Sub, relating to, among other things, their ability to enter into the Business Combination Agreement and their outstanding capitalization.

Conduct of Business Pending Consummation of the Business Combination; Covenants

Conduct of Business by Procaps, Holdco and Merger Sub pending the Merger

From the date of the Business Combination Agreement and until the earlier of the termination of the Business Combination Agreement and the Closing, except as (i) expressly contemplated or permitted by the Business Combination Agreement or any Ancillary Agreement, (ii) set forth on the Procaps Disclosure Schedule, and (iii) as required by applicable Law, (including COVID-19 Measures or as may be requested or compelled by any Governmental Authority), unless Union otherwise consents in writing, which consent shall not be unreasonably withheld, delayed or conditioned (A) Procaps will, and will cause its subsidiaries to, conduct their business in all material respects in the ordinary course of business and in a manner consistent with past practice; provided that, in the case of actions that are taken (or omitted to be taken) reasonably in response to an emergency or urgent condition or conditions arising from COVID-19, Procaps and its subsidiaries shall not be deemed to be acting outside the ordinary course of business, so long as such actions or omissions are reasonably designed to (1) protect the health or welfare of Procaps’ employees, directors, officers or agents or (2) comply with clause (B) herein, and in each case, Procaps promptly notifies Union prior to taking such actions and reasonably takes into account the reasonable requests of Union in further acts or omissions of Procaps with respect to such condition or conditions arising from COVID-19; and (B) Procaps shall use its reasonable best efforts to preserve substantially intact the business organization of Procaps and its subsidiaries and shall use its commercially reasonable efforts to keep available the services of the current officers, key employees and consultants of Procaps and its subsidiaries and to preserve the current relationships of Procaps and its subsidiaries with customers, suppliers and other persons with which Procaps or any of its subsidiaries has significant business relations.

By way of amplification and not limitation, except as (x) expressly contemplated or permitted by any other provision of the Business Combination Agreement or any Ancillary Agreement, (y) as set forth in the Procaps Disclosure Schedule and (z) as required by applicable Law (including COVID-19 Measures or as may be requested or compelled by any Governmental Authority), Procaps will not, and will cause each of its subsidiaries, Holdco and Merger Sub not to, between the date of the Business Combination Agreement and the earlier of the termination of the Business Combination Agreement and the Closing, directly or indirectly, do any of the following without the prior written consent of Union, which consent shall not be unreasonably withheld, delayed or conditioned: (i) amend or otherwise change its memorandum of association, articles of association, certificate of incorporation, by-laws or equivalent organizational documents; (ii) issue, sell, pledge, dispose of, grant or encumber, solicit, propose, negotiate with respect to, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (A) any shares of any class of capital stock of Procaps or any Procaps subsidiary, if any, (B) any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest) or (C) except in the ordinary course of business, any assets of Procaps or any of its subsidiaries; (iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock; (iv) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock, other than redemptions of equity securities from former employees upon the terms set forth in the underlying agreements governing such equity securities; (v) merge or consolidate with any other person or restructure, reorganize, dissolve or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses; (vi) acquire or invest in (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporate partnership, other business organization, or any division thereof, in each case, for an aggregate purchase price that exceeds $5,000,000; (vii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or intentionally grant any security interest in any of its assets, in each case, except in the ordinary course of business and consistent with past practice; (viii) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel abandon or allow to lapse or expire or otherwise dispose of any of its material assets, properties, licenses, operations, rights, production lines, businesses or interests therein, except for sales or other dispositions in the ordinary course of business consistent with past practice; (ix)(A) increase the compensation or benefit payable to any current or former director, officer, employee or consultant of Procaps or any of its subsidiaries, other than (1) health and welfare plan renewals in the ordinary course of business consistent with past practices or (2) increases in base salary or wage of employees in the ordinary course of business whose annual base salary or wage is not in excess of $300,000; (B) take any action to accelerate or commit to accelerate the funding, payment, or vesting of any compensation or benefits to any current or former director, officer, employee or consultant; (C) hire or otherwise enter into any employment or consulting agreement or arrangement with any person or terminate (other than for cause) any current or former director, officer, employee or consultant provider whose annual base salary or wage would exceed $300,000; or (D) enter into any new, or materially amend any existing employment or severance or termination agreement with any current or former director, officer, employee or consultant provider whose annual base salary or wage would exceed $300,000; (x) adopt, enter into, materially amend and/or terminate any Plan or any plan, program, agreement, arrangement or policy for the current or future benefit of any current or former director, officer, employee, consultant or individual independent contractor that would be a Plan if it were in existence on the date of the Business Combination Agreement (including any existing employment or severance or termination agreement with any current or former director, officer, employee or consultant), except as may be required by applicable Law or health and welfare Plan renewals in the ordinary course of business and consistent with past practice; (xi) materially amend other than reasonable and usual amendments in the ordinary course of business, with respect to accounting policies or procedures, other than as required by the Accounting Principles; (xii) make change or revoke any material Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, materially amend any Tax Returns or file claims for Tax refunds except in the ordinary course of business, enter into any closing agreement, waive or extend any statute of limitations period in respect of an amount of Taxes, settle any Tax claim, audit or assessment, or surrender any right to claim a Tax refund, offset or other reduction in Tax liability; (xiii) materially amend, or modify or consent to the termination (excluding any expiration in accordance with its terms) of any Material Contract or materially amend or modify, waive or consent to the termination (excluding any expiration in accordance with its terms) of Procaps’ or any Procaps subsidiary’s material rights thereunder, in each case in a manner that is adverse to Procaps or any Procaps subsidiary, taken as a whole, except in the ordinary course of business; (xiv) intentionally permit any material item of Company IP to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed, or otherwise become unenforceable or fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required to maintain and protect its interest in each and every material item of Company IP; (xv) create or incur any Lien material to Procaps, any Procaps subsidiary, Holdco or Merger Sub other than Permitted Liens incurred in the ordinary course of business consistent with past practice; (xvi) make any loans, advances, or guarantees in any person (other than Procaps or any of its subsidiaries) that exceed $500,000 in the aggregate at any time outstanding; (xvii) fail to make or authorize any budgeted capital expenditures or make or authorize any unbudgeted capital expenditures, in each case in excess of 10% of the aggregate amount of budgeted capital expenses; (xviii) fail to pay or satisfy when due any material account payable or other material liability, other than in the ordinary course of business consistent with past practice or any such liability that is being contested in good faith by Procaps or any Procaps subsidiary; (xix) fail to keep current and in full force and effect, or comply in all material respects with the requirements of any Company Permit issued to Procaps or any Procaps subsidiary by any Governmental Authority; (xx) take any steps for liquidation, winding-up, freeze of proceedings, arrangements with creditors or similar action or proceeding by or in respect of Procaps or any Procaps subsidiary; (xxi) take any actions or omit to take any actions that would, individually or in the aggregate, reasonably be expected to result in any of the Closing conditions set forth in the Business Combination Agreement not being satisfied; (xxii) engage in any dealings or transactions (A) with any Restricted Person in violation of applicable laws; (B) involving any Sanctionable Activity; or (C) otherwise in violation of Sanctions Laws, Export Control Laws, or Import Control Laws; or (xxiii) enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

By way of amplification and not limitation, from the date of the Business Combination and until the earlier of the termination of the Business Combination Agreement and the Closing, Holdco will not and Procaps will not permit Holdco to, directly or indirectly, except as expressly contemplated or permitted by the Business Combination Agreement or any Ancillary Agreements or as may be required by applicable Law (including as may be requested or compelled by any Governmental Authority), do any of the following without the prior written consent of Union which consent shall not be unreasonably withheld, delayed or conditioned: (i) engage in any business or activity other than the consummation of the Exchange; (ii) amend or otherwise change the Holdco Organizational Documents except for the A&R Holdco Organizational Documents or as otherwise required to implement the Holdco Redeemable A Shares Redemption, the Holdco Redeemable B Shares Redemption, the Exchange and issuance of Merger Consideration; (iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock; (iv) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the Holdco Ordinary Shares; (v) issue, sell, pledge, dispose of, grant or encumber, or authorize, solicit, propose, or negotiate with respect to the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of capital stock or other securities of Holdco or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of Holdco; (vi) liquidate, dissolve, reorganize or otherwise wind up the business and operations of Holdco; (vii) amend any Exchange Agreement or any other agreement related to the Exchange; (viii) permit any Procaps Shareholder who acquires Holdco Ordinary Shares pursuant to the Exchange to transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or otherwise dispose of any Holdco Ordinary Shares, or recognize any such transfer, sale, lease, license, mortgage, pledge, surrender, encumbrances, divestment, cancellation, abandonment or other disposition of Holdco Ordinary Shares; (ix) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any Procaps Ordinary Shares acquired pursuant to the Exchange and any such attempted action shall be null and void and Procaps will not inscribe any such transfer (of any kind as contemplated in this provision) in the shareholder register of Procaps; (x) acquire or hold any equity securities or rights thereto in any person other than Procaps pursuant to the Exchange, and Merger Sub; or (xi) enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

Conduct of Business by Union pending the Merger

From the date of the Business Combination Agreement and until the earlier of the termination of the Business Combination Agreement and the Closing, except as expressly contemplated by the Business Combination Agreement or any Ancillary Agreement or in connection with a PIPE, and except as expressly contemplated by any provision of the Business Combination Agreement or any Ancillary Agreement, as set forth on the SPAC Disclosure Schedule, and as required by applicable Law (including as may be requested or compelled by any Governmental Authority), unless Procaps shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the business of Union shall be conducted in the ordinary course of business and in a manner consistent with past practice and Union will not, directly or indirectly, take any action that would reasonably be likely to materially delay or prevent the Transactions. By way of amplification and not limitation, except as set forth in the SPAC Disclosure Schedule or as required by applicable Law (including as may be requested or compelled by any Governmental Authority), Union will not, between the date of the Business Combination Agreement and the Closing or the earlier termination of the Business Combination Agreement, directly or indirectly, do any of the following without the prior written consent of Procaps, which consent shall not be unreasonably withheld, delayed or conditioned: (a) amend or otherwise change the SPAC Organizational Documents; (b) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, shares, property or otherwise, with respect to any of its shares, other than pursuant to the Redemption Rights from the Trust Fund that are required pursuant to the SPAC Organizational Documents; (c) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the SPAC Ordinary Shares or SPAC Warrants except for the Redemption Rights from the Trust Fund that are required pursuant to the SPAC Organizational Documents; (d) issue, sell, pledge, dispose of, grant or encumber, or authorize, solicit, propose, or negotiate with respect to the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of shares or other securities of Union or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such shares, or any other ownership interest (including, without limitation, any phantom interest), of Union; (e) reclassify, combine, split or subdivide, directly or indirectly, any of its shares (except pursuant to the Redemption Rights); (f) acquire (including, without limitation, by merger, consolidation, or acquisition of stock, shares or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any material amount of assets or enter into any strategic joint ventures, partnerships or alliances with any other person; (g) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or intentionally grant any security interest in any of its assets; (h) make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by a concurrent amendment in GAAP or applicable Law made subsequent to the date of the Business Combination Agreement, as agreed to by its independent accountants; (i) make, change or revoke any material Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, amend any Tax Returns or file claims for Tax refunds, enter into any closing agreement, waive or extend any statute of limitations period in respect of an amount of Taxes, settle any Tax claim, audit or assessment, or surrender any right to claim a Tax refund, offset or other reduction in Tax liability; (j) liquidate, dissolve, reorganize or otherwise wind up the business and operations of Union; (K) amend the Trust Agreement or any other agreement related to the Trust Account; or (l) enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

Board of Directors

At the Merger Effective Time, the Holdco Board is expected to be comprised of seven members, including Daniel W. Fink, Kyle P. Bransfield, Ruben Minski, Jose Minski, Alejandro Weinstein, Luis Fernando Castro and David Yanovich. See “Certain Agreements Related to the Business Combination—Nomination Agreement” for additional information regarding post-closing nomination rights with respect to the Holdco board of directors.

Conditions to Closing the Business Combination

Conditions to the Obligations of Each Party

Under the Business Combination Agreement, the obligations of the parties thereto to consummate the Business Combination are conditioned on the satisfaction or waiver (where permissible) of the following conditions at or prior to the Closing:

(a)     the SPAC Proposals shall have been approved and adopted by the requisite affirmative vote of the shareholders of SPAC in accordance with this proxy statement/prospectus, the proxy statement/prospectus filed with the SEC in connection with the Extension Amendment to the SPAC Articles, Cayman Islands Companies Act, the SPAC Organizational Documents and the rules and regulations of the Nasdaq Capital Market;

(b)    the Company Requisite Approvals shall have been obtained and delivered to Union in a form and substance reasonably acceptable to Union;

(c)     the Holdco Requisite Approval shall have been obtained and delivered to Union in a form and substance reasonably acceptable to Union;

(d)    a Luxembourg independent auditor (réviseur d’entreprises) of Holdco shall have issued (i) at or before the Merger Effective Time the First Holdco Auditor Report, and (ii) at or before the Exchange Effective Time, in accordance with the Exchange Agreements, the Second Holdco Auditor Report;

(e)     prior to the Merger, Union shall consummate the PIPE Investment and all other transactions contemplated by the Subscription Agreements, including the issuance of SPAC Ordinary Shares contemplated thereby;

(f)     no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Transactions, including the Merger or Exchange, illegal or otherwise prohibiting consummation of the Transactions, including the Merger or Exchange;

(g)    the Registration Statement of which this proxy statement/prospectus is a part shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of such Registration Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of such Registration Statement shall have been initiated by the SEC and not withdrawn;

(h)    the Holdco Ordinary Shares shall have been approved for listing on Nasdaq, subject to official notice of issuance;

(i)     all parties to the Registration Rights and Lock-Up Agreement shall have delivered, or cause to be delivered, copies of the Registration Rights and Lock-Up Agreement duly executed by all such parties;

(j)     all parties to the Nomination Agreement shall have delivered, or cause to be delivered, copies of the Nomination Agreement duly executed by all such parties; and

(k)    Union shall have at least $5,000,001 of net tangible assets after giving effect to the PIPE Investment Amount and following the exercise of Redemption Rights in accordance with the SPAC Organizational Documents.

Conditions to the Obligations of Union

The obligations of Union to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) of the following additional conditions at or prior to the Closing:

(a)     certain representations and warranties of Procaps shall each be true and correct in all respects as of the Exchange Effective Time, the Merger Effective Time and the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), and all other representations and warranties of Procaps shall be true and correct as of the Exchange Effective Time, the Merger Effective Time and the

Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) except where the failure of such representations and warranties to be true and correct, taken as a whole, does not result in a Company Material Adverse Effect;

(b)    certain representations and warranties of Holdco and Merger Sub shall each be true and correct in all respects as of the Exchange Effective Time, the Merger Effective Time and the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), and all other representations and warranties of Merger Sub and Holdco shall be true and correct in all respects as of the Exchange Effective Time, the Merger Effective Time and the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) except where the failure of such representations and warranties to be true and correct, taken as a whole, would not be materially adverse to Holdco or Merger Sub;

(c)     Procaps, Holdco and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement (other than Section 7.01(c) of the Business Combination Agreement) to be performed or compiled with by it on or prior to the Exchange Effective Time and the Merger Effective Time, as applicable; provided, that Holdco shall have performed or complied in all respects with the agreements and covenants required by Section 7.01(c) of the Business Combination Agreement;

(d)    Procaps, Holdco and Merger Sub shall have delivered to Union two certificates, each signed by an officer of Procaps, certifying as to the satisfaction of the conditions specified in Section 9.02(a), Section 9.02(b) and Section 9.02(d) of the Business Combination Agreement, and dated as of the Merger Effective Time and as of the Exchange Effective Time, respectively; and

(e)     no Company Material Adverse Effect shall have occurred between the date of the Business Combination Agreement and the Merger Effective Time and no Company Material Adverse Effect shall have occurred between the Merger Effective Time and the Exchange Effective Time.

Conditions to the Obligations of Procaps

The obligations of Procaps to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) of the following additional conditions at or prior to the Closing:

(a)     certain representations and warranties of Union shall each be true and correct in all respects as of the Exchange Effective Time, the Merger Effective Time and the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), and all other representations and warranties of Union shall be true and correct in all respects as of the Exchange Effective Time, the Merger Effective Time and the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) except where the failure of such representations and warranties to be true and correct, taken as a whole, does not result in a SPAC Material Adverse Effect;

(b)    Union shall have performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Exchange Effective Time and the Merger Effective Time, as applicable;

(c)     Union shall have delivered to Procaps two certificates, each signed by the Chief Executive Officer of Union, certifying as to the satisfaction of the conditions specified in Section 9.03(a), Section 9.03(b) and Section 9.03(d) of the Business Combination Agreement, and dated as of the Merger Effective Time and as of the Exchange Effective Time, respectively;

(d)    no SPAC Material Adverse Effect shall have occurred between the date of the Business Combination Agreement and the Merger Effective Time and no SPAC Material Adverse Effect shall have occurred between the Merger Effective Time and the Exchange Effective Time;

(e)     after giving effect to the exercise of the Redemption Rights and payments related thereto, Union shall have at least an aggregate of $185,000,000 of cash held either in or outside the Trust Account, including the aggregate amount of the PIPE Investment Amount consummated prior to, or as of, the Closing; and

(f)     no later than three Business Days prior to the expected Closing Date, Union shall transfer, and shall provide the Procaps with evidence that Union has transferred, directly or indirectly, 325,000 SPAC Warrants to James Manley and/or his affiliates. Union shall have fully complied with, and fully performed all obligations required to be performed under, any and all arrangements between Union and James Manley and/or his affiliates, and all obligations thereunder shall be terminated and Union shall be released and discharged of all such obligations pursuant to such arrangements.

Termination of the Business Combination Agreement

The Business Combination Agreement may be terminated and the Merger and other Transactions may be abandoned at any time prior to the Merger Effective Time, notwithstanding any requisite approval and adoption of the Business Combination Agreement and the Transactions by the shareholders of Procaps or the shareholders of Union, as follows:

(a)     by mutual written consent of Union and Procaps;

(b)    by either Union or Procaps if the Merger Effective Time shall not have occurred prior to 5:00 p.m. (New York time) on October 15, 2021 (the “Outside Date”); provided, however, that the terminating party is not, either directly or indirectly through its affiliates, in breach or violation of any representation, warranty, covenant, agreement or obligation under the Business Combination Agreement and such breach or violation is the principal cause of the failure to satisfy a condition set forth in Article IX of the Business Combination Agreement on or prior to the Outside Date;

(c)     by either Union or Procaps if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and non-appealable and has the effect of making consummation of the Transactions, including the Merger, illegal or otherwise preventing or prohibiting consummation of the Transactions or the Merger;

(d)    by either Union or Procaps if any of the SPAC Proposals shall fail to receive the requisite vote for approval at the Extraordinary General Meeting;

(e)     by Union upon a breach of any representation, warranty, covenant or agreement set forth in the Business Combination Agreement on the part of Procaps, Holdco or Merger Sub, or if any representation or warranty of Procaps, Holdco or Merger Sub shall have become untrue, in either case only if the conditions set forth in Section 9.02(a) and Section 9.02(b) of the Business Combination Agreement would not be satisfied (“Terminating Procaps Breach”); provided that Union has not waived such Terminating Procaps Breach and Union is not then in material breach of any of its representations, warranties, covenants or agreements in the Business Combination Agreement; provided further that, if such Terminating Procaps Breach is curable by Procaps, Holdco or Merger Sub, Union may not terminate for so long as Procaps, Holdco or Merger Sub continues to exercise their reasonable best efforts to cure such breach, unless such breach is not cured within thirty (30) days after written notice of such breach is provided by Union to Procaps; or

(f)     by Procaps upon a breach of any representation, warranty, covenant or agreement set forth in the Business Combination Agreement on the part of Union, or if any representation or warranty of Union shall have become untrue, in either case only if the conditions set forth in Section 9.03(a) and Section 9.03(b) of the Business Combination Agreement would not be satisfied (“Terminating SPAC Breach”); provided that Procaps has not waived such Terminating SPAC Breach and Procaps, Holdco or Merger Sub is not then in material breach of their representations, warranties, covenants or agreements in the Business Combination Agreement; provided, further, that, if such Terminating SPAC Breach is curable by Union, Procaps may not terminate for so long as SPAC continues to exercise its reasonable best efforts to cure such breach, unless such breach is not cured within thirty (30) days after written notice of such breach is provided by Procaps to Union.

In the event that the Business Combination Agreement is validly terminated, all Transaction Expenses incurred in connection with the Business Combination Agreement, the Ancillary Agreements, and the Transactions will be paid by the party to the Business Combination Agreement incurring such Transaction Expenses. If the Transactions are consummated, Holdco shall pay or cause to be paid, (i) the Company Transaction Expenses and (ii) the SPAC Transaction Expenses (in case of (ii), up to an amount not to exceed the SPAC Transaction Expenses Cap).

Amendment; Waiver and Extension of the Business Combination Agreement

The Business Combination Agreement may be amended in writing by all parties thereto at any time prior to the Merger Effective Time.

At any time prior to the Merger Effective Time, (a) Union may in its sole discretion (i) extend the time for the performance of any obligation or other act of Procaps, Holdco or Merger Sub, (ii) waive any inaccuracy in the representations and warranties of Procaps, Holdco or Merger Sub contained in the Business Combination Agreement or in any document delivered by Procaps, Holdco or Merger Sub pursuant to the Business Combination Agreement and (iii) waive compliance with any agreement of Procaps, Holdco or Merger Sub or any condition to its own obligations contained in the Business Combination Agreement and (b) Procaps may in its sole discretion (i) extend the time for the performance of any obligation or other act of Union, (ii) waive any inaccuracy in the representations and warranties of Union contained in the Business Combination Agreement or in any document delivered by Union pursuant to the Business Combination Agreement and (iii) waive compliance with any agreement of Union or any condition to its own obligations contained in the Business Combination Agreement. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the Party or Parties to be bound thereby.

Governing Law; Consent to Jurisdiction

The Business Combination Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York applicable to contracts executed in and to be performed in that State, except to the extent mandatorily governed by the laws of the Grand Duchy of Luxembourg or Cayman Islands, including the provisions relating to the Exchange. All legal actions and proceedings arising out of or relating to the Business Combination Agreement shall be heard and determined exclusively in any state or federal court sitting in the State of New York. The Parties hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to the Business Combination Agreement brought by any Party, and (b) agree not to commence any Action relating thereto except in the courts described above in the State of New York, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in the State of New York as described in the Business Combination Agreement.

Expenses

In the event that the Business Combination Agreement is validly terminated, all Transaction Expenses incurred in connection with the Business Combination Agreement, the Ancillary Agreements, and the Transactions will be paid by the party to the Business Combination Agreement incurring such Transaction Expenses. If the Transactions are consummated, Holdco shall pay or cause to be paid, (i) the Company Transaction Expenses and (ii) the SPAC Transaction Expenses (in case of (ii), up to an amount not to exceed the SPAC Transaction Expenses Cap).

Vote Required for Approval

Approval of the Business Combination Proposal (and consequently, the Business Combination Agreement and the Transactions contemplated thereby, including the Business Combination) requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the shareholders of Union that are entitled to vote and who attend and vote at the Extraordinary General Meeting vote “FOR” the Business Combination Proposal. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum but will have no effect on the Business Combination Proposal. Adoption of the Business Combination Proposal is conditioned upon the adoption of the Merger Proposal.

Recommendation of the Board

UNION’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT
SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS
COMBINATION PROPOSAL.

Certain Agreements Related to the Business Combination

Procaps Shareholder Contribution and Exchange Agreements

Concurrently with the execution of the Business Combination Agreement, each Procaps Shareholder entered into an Exchange Agreement with Procaps and Holdco pursuant to which, among other things, each Procaps Shareholder consented to the Exchange and all the transactions contemplated under the Business Combination Agreement and the Transaction Documents to which it is a party and, consequently, agreed to (i) contribute its Procaps Ordinary Shares to Holdco in exchange for Holdco Ordinary Shares and, in the case of IFC, Holdco Ordinary Shares and 6,000,000 Holdco Redeemable B Shares, pursuant to the Exchange, (ii) not transfer any of its Procaps Ordinary Shares before the earlier of (a) one year from March 31, 2021 and (b) the implementation of the Exchange or termination of the Exchange Agreement. The Procaps Shareholders who entered into the Exchange Agreements collectively represent 100% of the issued and outstanding Procaps Ordinary Shares.

The Exchange Agreements are subject to customary conditions, covenants, representations and warranties. Additionally, the Exchange Agreement for IFC requires that Holdco and Procaps obtain IFC’s prior written consent before effecting any proposed amendment, waiver or similar change to the Business Combination Agreement or any other Transaction Document that would reasonably be expected to adversely impact in any material respects the rights of IFC, including in connection with any proposed change to the economic provisions and terms of such agreements that would adversely impact IFC or to the Outside Date, and any amendment or waiver to Section 9.03(e) of the Business Combination Agreement that would result in Union having less than $160,000,000 of cash available for distribution immediately following the Closing.

Subscription Agreements

In connection with the execution of the Business Combination Agreement, Union entered into the Subscription Agreements with the Subscribers, pursuant to which the Subscribers agreed to subscribe for and purchase, and Union agreed to sell to the Subscribers, an aggregate of 10,000,000 SPAC Ordinary Shares, for a purchase price of $10.00 per share and an aggregate purchase price of $100,000,000, which SPAC Ordinary Shares (PIPE Shares) will automatically be exchanged with Holdco for the right to receive Holdco Ordinary Shares at the Merger Effective Time. Such shares have an aggregate market value of approximately (i) $101,100,000, based on the closing price of SPAC Ordinary Shares of $10.11 on Nasdaq on August 16, 2021, the trading date immediately prior to the filing date of this proxy statement/prospectus, and (ii) $              , based on the closing price of SPAC Ordinary Shares of $               on Nasdaq on               , 2021, the record date for the Extraordinary General Meeting.

The closing of the sale of the PIPE Shares is contingent upon customary closing conditions, including the substantially concurrent consummation of the Business Combination. The purpose of the PIPE is to fund growth of the Combined Company.

Pursuant to the Subscription Agreements, Union agreed that, within 60 calendar days after the Closing, it will file with the SEC (at Union’s sole cost and expense) a registration statement registering the resale of the PIPE Shares, and Union will use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the 90th calendar day (or 150th calendar day if the SEC notifies Union that it will “review” the registration statement) following the closing of the sale of the PIPE Shares.

Transaction Support Agreement

On March 31, 2021, concurrently with the execution of the Business Combination Agreement, Union, Holdco, the Eligible Procaps Shareholders and the Union Holders executed the Transaction Support Agreement, pursuant to which, among other things, the Union Holders:

•        agreed to vote their Founder Shares in favor of the SPAC Proposals, and any other matter reasonably necessary to consummate the Transactions;

•        agreed to vote their Founder Shares against any Competing SPAC Transaction and any other action that would reasonably be expected to impede, interfere with or materially delay or postpone the consummation of, or otherwise adversely affect, any of the Transactions, or result in a material breach of any representation, warranty, covenant or other obligation or agreement of Union, under the Business Combination Agreement;

•        agreed not to (i) demand that Union redeem its Founder Shares in connection with the Transactions or (ii) otherwise participate in any such redemption by tendering or submitting any of its Founder Shares for redemption;

•        waived any rights for working capital loans, if any, made by it or its affiliates or on its behalf or on behalf of its affiliates to Union or any of its affiliates to be converted into warrants exercisable for securities of Union, Holdco or any of their affiliates or their successors and assigns and agreed that no such loans, if any, shall be converted into such warrants or any such other securities; and

•        agreed not to, and would cause any other holder of record of such Union Holder’s Founder Shares not to, transfer, sell, assign, pledge or similarly dispose of any Founder Shares (or enter into any arrangement with respect thereto) prior to the earlier of Closing or termination of the Business Combination Agreement, without the prior consent of Holdco, subject to certain customary conditions and exceptions.

Pursuant to the Transaction Support Agreement, and subject to the terms and conditions therein, each of the Sponsors also agreed to forfeit and surrender a certain amount of Private Placement Warrants for cancellation effective as of immediately prior to the Closing, and the Sponsors would take all reasonably necessary actions required to reflect the forfeiture and surrender of the Private Placement Warrants as of immediately prior to the Closing in the books and records of Continental, as the escrow agent for the Private Placement Warrants.

Sponsors and Holdco also agreed to take all actions necessary to cause, at the Closing, the entry into an amendment to the Share Escrow Agreement, pursuant to which immediately following the Closing, the Sponsors shall subject the Sponsor Escrowed Securities to certain restrictions by depositing the Sponsor Escrowed Securities in an escrow account. Fifty percent (50%) of the Sponsor Escrowed Securities will be released to the Sponsors if the First Level Release Target is met, and the remaining 50% of the Sponsor Escrowed Securities will be released to the Sponsors if the Second Level Release Target is met (in each case, subject to any applicable lock-up restrictions under the Registration Rights and Lock-Up Agreement (as described below) or any other applicable escrow arrangement).

Each of the Eligible Procaps Shareholders and Holdco agreed to take all actions necessary to cause, at the Closing, the entry into a stock escrow agreement among the Eligible Procaps Shareholders, Holdco and an escrow agent, pursuant to which immediately following the Closing, the Eligible Procaps Shareholders shall subject the ECS Escrowed Securities to certain restrictions by depositing the ECS Escrowed Securities in an escrow account. Fifty percent (50%) of the ECS Escrowed Securities will be released to the Eligible Company Shareholders if the First Level Release Target is met, and the remaining 50% of the ECS Escrowed Securities will be released to the Eligible Company Shareholders if the Second Level Release Target is met.

Notwithstanding the escrow release conditions described above, if after the Closing Date, Holdco shall consummate a liquidation, merger, stock exchange or other similar transaction which results in all of the holders having the right to exchange their Holdco Ordinary Shares for cash, securities or other property, then the Sponsor Escrowed Securities and the ECS Escrowed Securities will be released to the Sponsors and Eligible Procaps Shareholders, respectively.

As long as the Sponsor Escrowed Securities that are Holdco Ordinary Shares and the ECS Escrowed Securities are held in escrow, the Sponsors and the Eligible Procaps Shareholders shall retain all of their voting rights as shareholders of Holdco with respect to such escrowed Holdco Ordinary Shares.

On the fifth anniversary of the Closing, any Sponsor Escrowed Securities that are Holdco Warrants that have not been released and remain in escrow, shall be released to Holdco for cancellation.

On the tenth anniversary of the Closing, any Sponsor Escrowed Securities that are Holdco Ordinary Shares and ECS Escrowed Securities that have not been released and remain in escrow, shall be released to Holdco for cancellation.

Registration Rights and Lock-Up Agreement

In connection with the Closing, Holdco, the Initial Shareholders and the Procaps Shareholders will enter into the Registration Rights and Lock-Up Agreement pursuant to which, among other things, the Initial Shareholders and the Procaps Shareholders shall have customary demand and piggyback registration rights in connection with the Holdco Ordinary Shares issued to them in the Merger or the Exchange. Pursuant to the Registration Rights and Lock-Up Agreement, Holdco shall agree that, within 30 calendar days after the Closing Date, it will file with the SEC (at Holdco’s sole cost and expense) a registration statement registering the resale of certain Holdco Ordinary Shares held by the Holders, and Holdco will use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the 60th calendar day (or 90th calendar day if the registration statement is reviewed by, and receives comments from, the SEC) following the Closing.

The Holdco Ordinary Shares held by the Initial Shareholders which were previously Founder Shares will be subject to a lock-up until the earliest of: (i) the date that is one year from the Closing Date, (ii) the date on which the closing price of the Holdco Ordinary Shares (as adjusted for share splits, share dividends, reorganizations and recapitalizations) on the Nasdaq Stock Market equals or exceeds $12.50 per Holdco Ordinary Share for any 20 trading days within any 30-trading day period commencing 150 days after the Closing Date, or (iii) such date on which Holdco completes a liquidation, merger, share exchange or other similar transaction that results in all of the shareholders of Holdco having the right to exchange their Holdco Ordinary Shares for cash, securities or other property.

The Holdco Ordinary Shares held by Procaps Shareholders, except for 4,000,000 Holdco Ordinary Shares held by Procaps Shareholders other than IFC, will be subject to a lock-up until the earliest of: (i) the date that is 180 days from the Closing Date, and (ii) such date on which Holdco completes a liquidation, merger, share exchange or other similar transaction that results in all of the shareholders of Holdco having the right to exchange their Holdco Ordinary Shares for cash, securities or other property.

Four million Holdco Ordinary Shares held by Procaps Shareholders other than IFC will be subject to a lock-up until the earliest of: (i) the date that is 90 days from the Closing Date, (ii) the date on which the closing price of the Holdco Ordinary Shares on the Nasdaq Stock Market equals or exceeds $12.00 per Holdco Ordinary Share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing on the Closing Date, and (iii) such date on which Holdco completes a liquidation, merger, share exchange or other similar transaction that results in all of the shareholders of Holdco having the right to exchange their Holdco Ordinary Shares for cash, securities or other property.

Warrant Amendment

In connection with the Closing, Holdco, Union and Continental, as warrant agent, will enter into the Warrant Amendment pursuant to which, as of the Merger Effective Time, (i) each SPAC Warrant that is outstanding immediately prior to the Merger Effective Time will no longer represent a right to acquire one SPAC Ordinary Share and will instead represent the right to acquire the same number of Holdco Ordinary Shares under substantially the same terms as set forth in the Warrant Agreement entered into in connection with Union’s IPO and (ii) Union will assign to Holdco all of Union’s right, title and interest in and to the existing Warrant Agreement and Holdco will assume, and agree to pay, perform, satisfy and discharge in full, all of Union’s liabilities and obligations under the existing Warrant Agreement arising from and after the Merger Effective Time.

Nomination Agreement

In connection with the Closing, Holdco, the Sponsors, Hoche, Deseja, Sognatore and Simphony will enter into a Nomination Agreement pursuant to which, in connection with any general meeting at which directors of Holdco are to be elected, or any adjournment or postponement thereof, the Minski Family Shareholders shall collectively have the right to propose for appointment a number of Majority Shareholder Directors that equals a majority of the board of directors of Holdco. For as long as Hoche owns no less than 7% of the issued and outstanding share capital of Holdco, Hoche shall have the right to propose for appointment a Hoche Shareholder Director. On the Closing and until the one-year anniversary of the preceding annual general shareholders’ meeting of Holdco, Alejandro Weinstein shall be the Hoche Shareholder Director. In connection with the first two consecutive general shareholders’ meetings of Holdco following September 1, 2021 at which directors are to be elected, or any adjournment or postponement thereof, the Sponsors shall have the right to propose for appointment Daniel W. Fink and Kyle P. Bransfield as directors of Holdco. At least one-half of the Shareholder Directors must qualify as Independent Directors under applicable stock exchange rules, subject to any independence requirements established by the listing rules of the stock exchange on which the Holdco Ordinary Shares are listed that would require a greater number of Shareholder Directors to qualify as Independent Directors, provided that the Minski Family Shareholders will not be required to nominate any additional Independent Directors unless and until all of the directors, other than the Majority Shareholder Directors, qualify as Independent Directors. In addition, for so long as Holdco maintains any committee, such committees shall each include at least one Majority Shareholder Director so long as he or she is independent. The Nomination Agreement will automatically terminate upon the earlier of (i) the date on which the Minski Family Shareholders or their affiliates cease to beneficially own, in the aggregate, 30% of the outstanding shares of Holdco or (ii) 20 years from the date of the Nomination Agreement.

Material Luxembourg Income Tax Considerations

The following is a general description of certain Luxembourg tax considerations relating to Holdco and the holders of Holdco Ordinary Shares and Holdco Warrants. It does not purport to be a complete analysis of all tax considerations in relation to the Holdco Ordinary Shares and Holdco Warrants. Prospective purchasers should consult their own tax advisers as to which countries’ tax laws could be relevant to acquiring, holding and disposing of the securities and the consequences of such actions under the tax laws of those countries. This overview is based upon the law as in effect on the date of this document and is subject to any change in law that may take effect after such date, even with retroactive effect.

The comments below are intended as a basic overview of certain tax consequences in relation to Holdco and the purchase, ownership and disposition of Holdco Ordinary Shares and Holdco Warrants under Luxembourg law. Persons who are in any doubt as to their tax position should consult a professional tax adviser.

Please be aware that the residence concept used under the respective headings below applies for Luxembourg income tax assessment purposes only. Any reference in the present section to a tax, duty, levy impost or other charge or withholding of a similar nature refers to Luxembourg tax law and/or concepts only. Also, please note that a reference to Luxembourg income tax generally encompasses corporate income tax (impôt sur le revenu des collectivités), municipal business tax (impôt commercial communal), a solidarity surcharge (contribution au fonds pour l’emploi) as well as personal income tax (impôt sur le revenu des personnes physiques). Corporate taxpayers may further be subject to net worth tax (impôt sur la fortune), as well as other duties, levies and taxes. Corporate income tax, municipal business tax and the solidarity surcharge invariably apply to most corporate taxpayers resident in Luxembourg for tax purposes. Individual taxpayers are generally subject to personal income tax and solidarity surcharge. Under certain circumstances, where individual taxpayers act in the course of the management of a professional or business undertaking, municipal business tax may apply as well.

Taxation of Holdco

Holdco is subject to Luxembourg tax on its worldwide profits at the current combined ordinary rate of 24.94% for Luxembourg City, including the 17% corporate income tax, a 6.75% municipal business tax (rate in the municipality of Luxembourg City in 2021) and a solidarity surcharge (together the “Income Tax”).

In principle, dividends and capital gains realized by Holdco are fully subject to Income Tax in Luxembourg.

However, provided the conditions of the Luxembourg participation exemption regime are met, dividends or capital gains realized by Holdco upon the disposal of shares are not taxable in Luxembourg.

Luxembourg net wealth tax (“NWT”) will be due annually by Holdco at the rate of 0.5% on its total net asset value below or equal to € 500 million. The tranche above € 500 million will be taxed at a rate of 0.05%. Net worth is referred to as the unitary value (valeur unitaire), as determined at January 1 of each year. The unitary value is in principle calculated as the difference between (i) assets estimated at their fair market value (valeur estimée de réalisation), and (ii) liabilities vis-à-vis third parties.

Shareholdings qualifying for the Luxembourg participation exemption regime are excluded from the NWT basis provided that, Holdco holds a direct shareholding in a qualifying subsidiary representing at least 10% of the qualifying subsidiary’s share capital or having an acquisition cost (including both share capital and share premium) of at least € 1.2 million; there is no minimum holding period requirement.

Companies for which the sum of fixed financial assets (i.e., financial assets notably including shares and loans, transferable securities and cash) exceeds 90% of their total balance sheet and € 350,000 are liable to a minimum annual NWT of € 4,815. Other companies are liable to a minimum progressive tax (in an amount up to € 32,100), depending on the total assets on their balance sheet.

Withholding taxation

Any dividend distributed by Holdco to its shareholders will in principle be subject to a 15% withholding tax unless an exemption or a reduced treaty rate applies.

Luxembourg taxation of the holders

Luxembourg tax residence of the holders

Holders will not be deemed to be resident, domiciled or carrying on business in Luxembourg solely by reason of holding, execution, performance, delivery, exchange and/or enforcement of the Holdco Ordinary Shares or Holdco Warrants.

Taxation of Luxembourg non-residents

Holders who are non-residents of Luxembourg and who do not have a permanent establishment, a permanent representative, or a fixed place of business in Luxembourg with which the holding of the Holdco Ordinary Shares or Holdco Warrants is connected, are not liable to any Luxembourg income tax, whether they receive payments upon redemption or repurchase of the Holdco Ordinary Shares or Holdco Warrants, or realize capital gains on the sale of any Holdco Ordinary Shares or Holdco Warrants, unless they sell a participation of more than 10% in Holdco within 6 months of its acquisition.

Taxation of Luxembourg residents

Holders who are Luxembourg resident individuals will generally be subject to income tax on income derived from the Holdco Ordinary Shares and Holdco Warrants. Capital gains realized upon the disposal, sale or redemption of the Holdco Ordinary Shares and Holdco Warrants by individual resident holders acting in the course of the management of their private wealth are in principle not subject to income tax (except if the gain has been realized within 6 months of the acquisition of the Holdco Ordinary Shares or Holdco Warrants), to the extent they do not hold a participation of more than 10% in Holdco.

Holders who are Luxembourg resident companies (société de capitaux) or foreign entities which have a permanent establishment or a permanent representative in Luxembourg with which the holding of the Holdco Ordinary Shares or Holdco Warrants is connected, must include in their taxable income any income (including dividend) and the difference between the sale or redemption price and the lower of the cost or book value of the Holdco Ordinary Shares and Holdco Warrants sold or redeemed.

A holder who is a Luxembourg resident company benefiting from a special tax regime, such as (i) a specialized investment fund governed by the amended law of February 13, 2007, (ii) a family wealth management company governed by the amended law of May 11, 2007, (iii) an undertaking for collective investment governed by the amended law of December 17, 2010 or (iv) a reserved alternative investment fund treated as a specialized investment fund for Luxembourg tax purposes governed by the amended law of July 23, 2016 is exempt from income tax in Luxembourg and profits derived from the Holdco Ordinary Shares and Holdco Warrants are thus not subject to Luxembourg income tax.

Net Wealth Tax

A Luxembourg resident as well as a non-resident who has a permanent establishment or a permanent representative in Luxembourg to which the Holdco Ordinary Shares or Holdco Warrants are attributable, are subject to Luxembourg NWT on such Holdco Ordinary Shares or Holdco Warrants, except if the holder is (i) a resident or non-resident individual taxpayer, (ii) a securitization company governed by the amended law of March 22, 2004 on securitization, (iii) a company governed by the amended law of June 15, 2004 on venture capital vehicles, (iv) a professional pension institution governed by the amended law dated July 13, 2005, (v) a specialized investment fund governed by the amended law of February 13, 2007, (vi) a family wealth management company governed by the law of May 11, 2007, (vii) an undertaking for collective investment governed by the amended law of December 17, 2010 or (viii) a reserved alternative investment fund governed by the amended law of July 23, 2016.

However, (i) a securitization company governed by the amended law of March 22, 2004 on securitization, (ii) a company governed by the amended law of June 15, 2004 on venture capital vehicles, (iii) a professional pension institution governed by the amended law dated July 13, 2005 and (iv) a reserved alternative investment fund treated as a venture capital vehicle governed by the amended law of July 23, 2016 remain subject to minimum NWT.

The minimum NWT tax is levied on companies having their statutory seat or central administration in Luxembourg. For entities for which the sum of fixed financial assets, receivables against related companies, transferable securities and cash at bank exceeds 90% of their total gross assets and € 350,000, the minimum NWT is currently set at € 4,815. For all other companies having their statutory seat or central administration in Luxembourg which do not fall within the scope of the € 4,815 minimum NWT, the minimum NWT ranges from € 535 to € 32,100, depending on the company’s total gross assets.

Other Taxes

No stamp, value, issue, registration, transfer or similar taxes or duties will be payable in Luxembourg by shareholders in connection with the issue of the Holdco Ordinary Shares and Holdco Warrants, nor will any of these taxes be payable as a consequence of a subsequent transfer, exchange or redemption of the Holdco Ordinary Shares or Holdco Warrants, unless the documents relating to the Holdco Ordinary Shares or Holdco Warrants are (i) voluntarily registered in Luxembourg or (ii) appended to a document that requires obligatory registration in Luxembourg.

There is no Luxembourg value added tax payable in respect of payments in consideration for the issuance of the Holdco Ordinary Shares or Holdco Warrants or in respect of the payment under the Holdco Ordinary Shares or Holdco Warrants or the transfer of the Holdco Ordinary Shares or Holdco Warrants. Luxembourg value added tax may, however, be payable in respect of fees charged for certain services rendered to the Holdco if, for Luxembourg value added tax purposes, such services are rendered or are deemed to be rendered in Luxembourg and an exemption from Luxembourg value added tax does not apply with respect to such services.

No Luxembourg inheritance tax is levied on the transfer of the Holdco Ordinary Shares or Holdco Warrants upon the death of a holder in cases where the deceased was not a resident of Luxembourg for inheritance tax purposes. Where a holder is a resident of Luxembourg for tax purposes at the time of his death, the Holdco Ordinary Shares and Holdco Warrants are included in such holder’s taxable estate for inheritance tax assessment purposes. No Luxembourg gift tax will be levied on the transfer of Holdco Ordinary Shares or Holdco Warrants by way of gift unless the gift is registered in Luxembourg.

Material U.S. Federal Income Tax Considerations

Subject to the qualifications, assumptions and limitations in the opinion attached as Exhibit 8.1, the statements of law and legal conclusions set forth below represent the opinion of Linklaters LLP.

This section describes the material U.S. federal income tax consequences to a U.S. holder and Non-U.S. holder (each as defined below) of SPAC Ordinary Shares and SPAC Warrants (collectively, the “SPAC Securities”) (i) electing to have their SPAC Ordinary Shares redeemed for cash if the Business Combination is completed, (ii) of participating in the Business Combination, and (iii) of the ownership and disposition of Holdco Ordinary Shares and Holdco Warrants (collectively, the “Holdco Securities”) acquired pursuant to the Merger (collectively, the “Transactions”). This discussion deals only with holders that hold their SPAC Securities and will hold the Holdco Securities as capital assets and does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, investors participating in the Transactions (including consequences under the alternative minimum tax or net investment income tax), and does not address state, local, non-U.S. or other tax laws (such as estate or gift tax laws). This discussion also does not address tax considerations applicable to investors that own (directly, indirectly or by attribution) 5% or more of the SPAC Ordinary Shares or Holdco Ordinary Shares by vote or value (except as specifically addressed herein), nor does this section discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as the sponsor and its affiliates, financial institutions, insurance companies, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors that hold SPAC Securities or will hold Holdco Securities as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes, persons that received SPAC Securities or Holdco Securities as compensation for services, persons that have ceased to be U.S. citizens or lawful permanent residents of the United States, investors holding the SPAC Securities or Holdco Securities in connection with a trade or business conducted outside of the United States, U.S. citizens or lawful permanent residents living abroad, passive foreign investment companies, controlled foreign corporations or U.S. holders whose functional currency is not the U.S. dollar).

As used herein, the term “U.S. holder” means a beneficial owner of SPAC Securities or Holdco Securities that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has validly elected to be treated as a domestic trust for U.S. federal income tax purposes.

As used herein, the term “Non-U.S. holder” means a beneficial owner of SPAC Securities or Holdco Securities that is neither a U.S. holder (as defined above) nor a partnership for U.S. federal income tax purposes.

The U.S. federal income tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds SPAC Securities or Holdco Securities will depend on the status of the partner and the activities of the partnership. Entities or arrangements treated as partnerships for U.S. federal income tax purposes should consult their tax advisers concerning the U.S. federal income tax consequences to them and their partners of participating in the Transactions and the ownership and disposition of Holdco Securities.

This discussion is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as of the date hereof and all subject to change at any time, possibly with retroactive effect.

ALL HOLDERS OF SPAC Securities SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE TRANSACTIONS AND CONSIDERATIONS RELATING TO THE OWNERSHIP AND DISPOSITION OF HOLDCO Securities, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

U.S. holders

The Business Combination

In General

This discussion is subject to the discussions under “— Section 367(a)” and “— Passive Foreign Investment Company Rules” below.

It is intended that, for U.S. federal income tax purposes, the Merger qualifies as a transaction described in Section 351(a) of the Code. However, no opinion of counsel has been obtained, and neither SPAC nor Holdco intends to seek a ruling from the U.S. Internal Revenue Service (the “IRS”) regarding the characterization of the transaction for U.S. federal income tax purposes. There can be no assurance that the IRS will not disagree with or challenge the intended characterization of the transaction for U.S. federal income tax purposes.

The provisions of Section 351(a) of the Code are complex and qualification as a non-recognition transaction thereunder could be adversely affected by events or actions that occur following the Business Combination that are beyond SPAC’s control. For example, if 20% or more of the Holdco Ordinary Shares were subject to an arrangement or agreement to be sold or disposed of at the time of its issuance in the Business Combination, one of the requirements for Section 351(a) treatment would be violated. Neither SPAC nor Holdco expects that any of the Holdco Ordinary Shares issued in the Business Combination that will be subject to contractual restrictions on transfer will be subject to an arrangement or agreement by its owner to sell or dispose of such shares upon the issuance of those shares in the Business Combination.

It is unclear whether the Merger, in addition to qualifying as an exchange described in Section 351(a) of the Code, will also qualify as a “reorganization” under Section 368 of the Code. There are many requirements that must be satisfied in order for the Merger to qualify as a “reorganization” under Section 368 of the Code, some of which are based upon factual determinations and others are fundamental to corporate reorganizations. For example, it is unclear as a matter of law whether an entity that may not have a historic business, such as SPAC, can satisfy the “continuity of business enterprise” requirement under Section 368 of the Code. In addition, reorganization treatment could be adversely affected by events or actions that occur prior to or at the time of the Merger, some of which are outside the control of SPAC. For example, the requirements for reorganization treatment could be affected by the magnitude of redemptions of SPAC Ordinary Shares that occur in connection with the Merger. There can be no assurance that the Merger qualifies as a reorganization under Section 368 of the Code. U.S. holders should consult their tax advisers regarding the potential qualification of the Merger as a reorganization for U.S. federal income tax purposes.

The remainder of this discussion assumes that the Merger qualifies as a transaction described in Section 351(a) of the Code. U.S. holders should consult their tax advisers regarding the characterization of the Merger for U.S. federal income tax purposes.

U.S. holders exchanging SPAC Ordinary Shares for Holdco Ordinary Shares

A U.S. holder that exchanges its SPAC Ordinary Shares in the Merger for Holdco Ordinary Shares generally should not recognize any gain or loss on such exchange. In such case, the aggregate adjusted tax basis of the Holdco Ordinary Shares received in the Merger by a U.S. holder should be equal to the adjusted tax basis of the SPAC Ordinary Shares surrendered in the Merger in exchange therefor. The holding period of the Holdco Ordinary Shares should include the holding period during which the SPAC Ordinary Shares surrendered in the Merger in exchange therefor.

U.S. holders whose SPAC Warrants become Holdco Warrants

A U.S. holder that owns only SPAC Warrants but not SPAC Ordinary Shares and whose SPAC Warrants convert into Holdco Warrants should be treated as exchanging such SPAC Warrants for “new” warrants. If so treated, a U.S. holder generally should be required to recognize gain or loss in such deemed exchange in an amount equal to the difference between the fair market value of the Holdco Warrants held by it immediately following the Merger and the adjusted tax basis of the SPAC Warrants held by it immediately prior to the Merger. A U.S. holder’s tax basis in Holdco Warrants received in the Merger will equal the fair market value of such Holdco Warrants. A U.S. holder’s holding period in such U.S. holder’s Holdco Warrants should begin on the day after the Merger.

If the deemed transfer of SPAC Warrants also qualifies as part of a “reorganization” within the meaning of Section 368 of the Code, a U.S. holder of SPAC Warrants generally should not recognize any gain or loss on any such deemed transfer of SPAC Warrants, and such U.S. holder’s basis in the Holdco Warrants deemed received should be equal to the U.S. holder’s basis in its SPAC Warrants deemed transferred.

U.S. holders of SPAC Warrants are urged to consult with their tax advisors regarding the treatment of their SPAC Warrants in connection with the Merger.

U.S. holders exchanging SPAC Ordinary Shares and SPAC Warrants for Holdco Ordinary Shares and Holdco Warrants

A U.S. holder that receives Holdco Ordinary Shares in exchange for such U.S. holder’s SPAC Ordinary Shares and whose SPAC Warrants convert to Holdco Warrants in the Merger generally should recognize gain (if any) with respect to such SPAC Ordinary Shares and SPAC Warrants held immediately prior to the Merger in an amount equal to the lesser of (i) the excess (if any) of the fair market value of such Holdco Ordinary Shares and Holdco Warrants over such U.S. holder’s tax basis in such SPAC Ordinary Shares and SPAC Warrants or (ii) the fair market value of such Holdco Warrants. Any loss realized by a U.S. holder should not be recognized.

Gain, if any, described in the previous paragraph that is recognized by a U.S. holder will generally be long-term capital gain to the extent it is allocated to exchanged SPAC Ordinary Shares or SPAC Warrants converted pursuant to their terms into Holdco Warrants that were held by such U.S. holder for more than one year at the time of the Merger. A U.S. holder’s tax basis in the Holdco Ordinary Shares received in the Merger should be equal to the adjusted tax basis of the SPAC Ordinary Shares surrendered in the Merger in exchange therefor, less the fair market value of the Holdco Warrants received, plus the gain recognized by the U.S. holder on the exchange. A U.S. holder’s tax basis in Holdco Warrants received in the Merger will equal the fair market value of such Holdco Warrants. A U.S. holder should be able to “tack on” the U.S. holder’s holding period in the exchanged SPAC Ordinary Shares to such U.S. holder’s holding period in its Holdco Ordinary Shares received in exchange therefor. A U.S. holder’s holding period in the Holdco Warrants received pursuant to the conversion of the SPAC Warrants should begin on the day after the Merger.

If the deemed transfer of SPAC Ordinary Shares and SPAC Warrants also qualifies as part of a “reorganization” within the meaning of Section 368 of the Code, a U.S. holder of SPAC Warrants generally should not recognize any gain or loss on any such deemed transfer of SPAC Warrants, and such U.S. holder’s basis in the Holdco Warrants deemed received should be equal to the U.S. holder’s basis in its SPAC Warrants deemed transferred.

U.S. holders of SPAC Ordinary Shares and SPAC Warrants are urged to consult with their tax advisors regarding the treatment of their SPAC Warrants in connection with the Merger.

Section 367(a)

This discussion is subject to the discussion under “— Passive Foreign Investment Company Rules” below.

Section 367(a) of the Code and the Treasury Regulations promulgated thereunder impose certain additional requirements for qualifying under Sections 351 or Section 368 of the Code with respect to transactions where a U.S. person transfers stock or securities to a non-U.S. corporation in exchange for stock or securities in a non-U.S. corporation. U.S. holders of SPAC Ordinary Shares will be deemed to transfer shares of such stock to Holdco in exchange for Holdco Ordinary Shares, so that these requirements will apply.

Under applicable Treasury Regulations under Section 367(a) of the Code, a U.S. holder who owns (directly, indirectly, or by attribution) 5% or more of the total voting power or total value of the stock of Holdco immediately after the completion of the Merger will be required to recognize gain (but not loss) as a result of the Merger unless the U.S. holder enters into a “gain recognition agreement” (as defined in the Treasury Regulations) with the IRS. All U.S. holders are urged to consult their own tax advisors regarding the decision to file a gain recognition agreement and the procedures to be followed in connection with such a filing.

Redemption of SPAC Ordinary Shares

This discussion is subject to the discussion under “— Passive Foreign Investment Company Rules” below.

In the event that a U.S. holder of SPAC Ordinary Shares exercises such holder’s right to have such holder’s SPAC Ordinary Shares redeemed pursuant to the redemption provisions described herein, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of such stock pursuant to Section 302 of the Code or whether the U.S. holder will be treated as receiving a corporate distribution. Whether that redemption qualifies for sale treatment will depend largely on the total number of SPAC Ordinary Shares treated as held by the U.S. holder (including any stock constructively owned by the U.S. holder as a result of, among other things, owning warrants) relative to all of SPAC Ordinary Shares both before and after the redemption. The redemption of stock generally will be treated as a sale of the stock (rather than as a corporate distribution) if the redemption is “substantially disproportionate” with respect to the U.S. holder, results in a “complete termination” of the U.S. holder’s interest in SPAC or is “not essentially equivalent to a dividend” with respect to the U.S. holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. holder takes into account not only stock actually owned by the U.S. holder, but also SPAC Ordinary Shares that are constructively owned by such U.S. holder. A U.S. holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. holder has an interest or that have an interest in such U.S. holder, as well as any stock the U.S. holder has a right to acquire by exercise of an option, which generally would include common stock that could be acquired pursuant to the exercise of the SPAC Warrants. In order to meet the substantially disproportionate test, the percentage of SPAC’s outstanding voting shares actually and constructively owned by the U.S. holder immediately following the redemption of SPAC Ordinary Shares must, among other requirements, be less than 80% of the percentage of SPAC’s outstanding voting shares actually and constructively owned by the U.S. holder immediately before the redemption. There will be a complete termination of a U.S. holder’s interest if either all SPAC Ordinary Shares actually and constructively owned by the U.S. holder are redeemed or all SPAC Ordinary Shares actually owned by the U.S. holder are redeemed and the U.S. holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. holder does not constructively own any other stock. The redemption of the SPAC Ordinary Shares will not be essentially equivalent to a dividend if a U.S. holder’s redemption results in a “meaningful reduction” of the U.S. holder’s proportionate interest in SPAC. Whether the redemption will result in a meaningful reduction in a U.S. holder’s proportionate interest in SPAC will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. holder should consult with its own tax advisors as to the tax consequences of redemption.

If the redemption qualifies as a sale of stock by the U.S. holder under Section 302 of the Code, the U.S. holder generally will be required to recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received and the tax basis of the SPAC Ordinary Shares redeemed. Such gain or loss should be treated as capital gain or loss if such shares were held as a capital asset on the date of the redemption. A U.S. holder’s tax basis in such holder’s SPAC Ordinary Shares generally will equal the cost of such shares. A U.S. holder that purchased SPAC Ordinary Shares and SPAC Warrants would have been required to allocate the cost between the SPAC Ordinary Shares and the SPAC Warrants based on their relative fair market values at the time of the purchase. If the redemption does not qualify as a sale of stock under Section 302 of the Code, then the U.S. holder will be treated as receiving a distribution on its remaining SPAC Ordinary Shares. Such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from the SPAC’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of the SPAC’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in such U.S. holder’s SPAC Ordinary Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the SPAC Ordinary Shares. However, SPAC does not maintain calculations of its earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. holders should therefore assume that any distribution by SPAC with respect to SPAC Ordinary Shares will be reported as ordinary dividend income. U.S. holders should consult their own tax advisors with respect to the appropriate U.S. federal income tax treatment of any distribution received from SPAC.

Passive Foreign Investment Company Rules

In General

A non-U.S. corporation, such as SPAC, will be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, either (i) 75% or more of the corporation’s gross income is passive income, or (ii) 50% or more of the value of the corporation’s assets (generally based on the quarterly average of the value of its assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains.

Because SPAC is a blank check company, with no current active business, SPAC expects that it is likely to meet the PFIC asset or income test for its current taxable year and believes that it was treated as a PFIC for 2019 and 2020.

If the SPAC were a PFIC in any year during which a U.S. holder owns SPAC Ordinary Shares, subject to the discussion below regarding the mark-to-market or qualified electing fund (“QEF”) elections, a U.S. holder generally will be subject to special rules (regardless of whether the SPAC continues to be a PFIC) with respect to (i) any “excess distribution” (generally, any distributions received by a U.S. holder on its SPAC Ordinary Shares in a taxable year that are greater than 125% of the average annual distributions received by the U.S. holder in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the SPAC Ordinary Shares) and (ii) any gain realized on the sale or other disposition of SPAC Ordinary Shares. Under these rules (a) the excess distribution or gain will be allocated ratably over the U.S. holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the SPAC is a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year.

The impact of the PFIC rules (including the “excess distribution” rules, as discussed above) on a U.S. holder of SPAC Ordinary Shares will depend on whether the U.S. holder has made (i) a timely and effective QEF election for the taxable year that is the first year in the U.S. holder’s holding period of SPAC Ordinary Shares during which SPAC was classified as a PFIC or, if in a later taxable year, the U.S. holder made a QEF election together with a deemed sale election, or (ii) a mark-to-market election under Section 1296 of the Code. If a QEF or mark-to-market election has been made, the electing U.S. holder generally will not be subject to the excess distribution regime discussed above and the tax consequences should be as set forth above under the caption headings “— The Business Combination” and “— Redemption of SPAC Ordinary Shares.”

A U.S. holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. holder generally is also required to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is or has been made) with such U.S. holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. holder’s taxable years being open to audit by the IRS until such Form is properly filed.

Application of the PFIC Rules to SPAC Warrants

The application of the PFIC rules to U.S. holders of SPAC Warrants is unclear. Proposed Treasury Regulations issued under the PFIC rules generally treat an “option” (which would include a SPAC Warrant) to acquire the stock of a PFIC as stock of the PFIC. Therefore, it is possible that the proposed Treasury Regulations if finalized in their current form would apply to cause gain recognized on the exchange of SPAC Warrants for Holdco Warrants to be subject to the excess distribution regime discussed above in “— Passive Foreign Investment Company Rules — In general.” Additionally, final Treasury Regulations issued under the PFIC rules provide that the QEF election does not apply to options and no mark-to-market election is currently available with respect to options.

Effect of the PFIC Rules on the Merger

Taxation of U.S. holders Making a Timely QEF Election.    If the U.S. holder has made a timely and effective QEF election for the taxable year that is the first year in the U.S. holder’s holding period of SPAC Ordinary Shares during which SPAC was classified as a PFIC or, if in a later taxable year, the U.S. holder made a QEF election together with a deemed sale election, the electing U.S. holder generally will not be subject to the excess distribution regime discussed above in “— Passive Foreign Investment Company Rules — In general” and the tax consequences generally should be as set forth above under the caption headings “— The Business Combination.”

Taxation of U.S. holders Making a Mark-to-Market Election.    If the U.S. holder makes a valid mark-to-market election for the first taxable year of the U.S. holder in which the U.S. holder holds (or is deemed to hold) SPAC Ordinary Shares and for which the SPAC is classified as a PFIC, such holder generally will not be subject to the excess distribution regime discussed above in “— Passive Foreign Investment Company Rules — In general” and the tax consequences generally should be as set forth above under the caption headings “— The Business Combination,” provided however that any gain recognized on the disposition of the SPAC Ordinary Shares will be treated as ordinary income.

Taxation of U.S. holders Not Making a Timely QEF or Mark-to-Market Election.    Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person who disposes of stock of a PFIC recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f). However, proposed Treasury Regulations under Section 1291(f) have been promulgated and may be applied with a retroactive effective date. If finalized in their current form, those regulations would generally require taxable gain recognition to U.S. holders of SPAC Ordinary Shares as a result of the Merger if SPAC is classified as a PFIC at any time during such U.S. holder’s holding period for such ordinary shares.

If the proposed Treasury Regulations are adopted in their final form, the tax consequences should be as set forth above in “— Passive Foreign Investment Company Rules — In general.” However, because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective and there is no assurance they will be finally adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that taxpayers may apply reasonable interpretations of Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. If the proposed Treasury Regulations are not adopted in the form and with the effective date proposed, the determination of whether gain should be recognized on the Merger should be as set forth above under the caption heading “— The Business Combination.”

Application of the PFIC Rules to a Redemption of SPAC Ordinary Shares

The impact of the PFIC rules on a U.S. holder of SPAC Ordinary Shares that elects to redeem its SPAC Ordinary Shares will depend on whether the U.S. holder has made (i) a timely and effective QEF election for the taxable year that is the first year in the U.S. holder’s holding period of SPAC Ordinary Shares during which SPAC was classified as a PFIC or, if in a later taxable year, the U.S. holder made a QEF election together with a deemed sale election, or (ii) a timely and a valid mark-to-market election for the first taxable year of the U.S. holder in which the U.S. holder holds (or is deemed to hold) SPAC Ordinary Shares and for which the SPAC is classified as a PFIC. If such a QEF or mark-to-market election has been made, the electing U.S. holder generally will not be subject to the excess distribution regime discussed above in “— Passive Foreign Investment Company Rules — In general” and the tax consequences should be as set forth above under the caption heading “— Redemption of SPAC Ordinary Shares,” otherwise the tax consequences should be as set forth above under the heading “— Passive Foreign Investment Company Rules — In general.”

The rules dealing with PFICs and with the QEF, deemed sale, and mark-to-market elections are very complex and are affected by various factors. Accordingly, U.S. holders of SPAC Ordinary Shares and SPAC Warrants should consult their own tax advisors concerning the application of the PFIC rules to their SPAC Ordinary Shares and SPAC Warrants under their particular circumstances.

Ownership of Holdco Ordinary Shares and Holdco Warrants

Distributions on Holdco Ordinary Shares

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” the gross amount of any distribution on Holdco Ordinary Shares that is made out of Holdco’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. holder as ordinary dividend income on the date such distribution is actually or constructively received. Any such dividends generally will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent that the amount of the distribution exceeds Holdco’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in its Holdco Ordinary Shares, and thereafter as capital gain recognized on a sale or exchange.

Dividends paid by Holdco generally will be taxable to a non-corporate U.S. holder at the reduced rate normally applicable to long-term capital gains, provided that Holdco is considered a “qualified foreign corporation” and certain other requirements are met. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of the income tax treaty between Luxembourg and the United States (the “Treaty”). A foreign corporation is also treated as a “qualified foreign corporation” with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that Holdco Ordinary Shares, which are intended to be listed on the NASDAQ, will be readily tradable on an established securities market in the United States. There can be no assurance, however, that Holdco Ordinary Shares will be considered readily tradable on an established securities market in later years or that that Holdco will be eligible for the benefits of the Treaty. A U.S. holder will not be able to claim the reduced rate on dividends received from Holdco if Holdco is treated as a PFIC in the taxable year in which the dividends are received or in the preceding taxable year. See “— Passive Foreign Investment Company Rules” below

Subject to certain conditions and limitations, withholding taxes, if any, on dividends paid by Holdco may be treated as foreign taxes eligible for credit against a U.S. holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules. For purposes of calculating the U.S. foreign tax credit, dividends paid on Holdco Ordinary Shares will generally be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the U.S. foreign tax credit are complex. U.S. holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit under particular circumstances.

Sale, Exchange, Redemption or Other Taxable Disposition of Holdco Ordinary Shares and Holdco Warrants

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” a U.S. holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of Holdco Ordinary Shares or Holdco Warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. holder’s adjusted tax basis in such shares and/or warrants. Any gain or loss recognized by a U.S. holder on a taxable disposition of Holdco Ordinary Shares or Holdco Warrants generally will be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in such shares and/or warrants exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on the sale or exchange of Holdco Ordinary Shares or Holdco Warrants generally will be treated as U.S. source gain or loss. Therefore, a U.S. holder may have insufficient foreign source income to utilize foreign tax credits attributable to any Luxembourg withholding tax imposed on a sale, exchange, redemption or other taxable disposition. U.S. holders should consult their tax advisors as to the availability of and limitations on any foreign tax credit attributable to Luxembourg withholding tax.

Exercise or Lapse of a Holdco Warrant

Except as discussed below with respect to the cashless exercise of a Holdco Warrant, a U.S. holder generally will not recognize gain or loss upon the acquisition of a Holdco Ordinary Share on the exercise of a Holdco Warrant for cash. A U.S. holder’s tax basis in a Holdco Ordinary Shares received upon exercise of the Holdco Warrant generally should be an amount equal to the sum of the U.S. holder’s tax basis in the SPAC Warrant exchanged therefor and the exercise price. The U.S. holder’s holding period for a Holdco Ordinary Share received upon exercise of the Holdco Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Holdco Warrant and will not include the period during which the U.S. holder held the Holdco Warrant. If a Holdco Warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such holder’s tax basis in the Holdco Warrant.

The tax consequences of a cashless exercise of a Holdco Warrant are not clear under current tax law. A cashless exercise may be tax-deferred, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-deferred situation, a U.S. holder’s basis in the Holdco Ordinary Shares received would equal the holder’s basis in the Holdco Warrants exercised therefore. If the cashless exercise were treated as not being a gain realization event, a U.S. holder’s holding period in the Holdco

Ordinary Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Holdco Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the Holdco Ordinary Shares would include the holding period of the Holdco Warrants exercised therefore.

It is also possible that a cashless exercise of a Holdco Warrant could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. holder would recognize gain or loss with respect to the portion of the exercised Holdco Warrants treated as surrendered to pay the exercise price of the Holdco Warrants (the “surrendered warrants”). The U.S. holder would recognize capital gain or loss with respect to the surrendered warrants in an amount generally equal to the difference between (i) the fair market value of the Holdco Ordinary Shares that would have been received with respect to the surrendered warrants in a regular exercise of the Holdco Warrants and (ii) the sum of the U.S. holder’s tax basis in the surrendered warrants and the aggregate cash exercise price of such warrants (if they had been exercised in a regular exercise). In this case, a U.S. holder’s tax basis in the Holdco Ordinary Shares received would equal the U.S. holder’s tax basis in the Holdco Warrants exercised plus (or minus) the gain (or loss) recognized with respect to the surrendered warrants. A U.S. holder’s holding period for the Holdco Ordinary Shares would commence on the date following the date of exercise (or possibly the date of exercise) of the Holdco Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. holders should consult their tax advisors regarding the tax consequences of a cashless exercise of Holdco Warrants.

Possible Constructive Distributions

The terms of each Holdco Warrant provide for an adjustment to the number of Holdco Ordinary Shares for which the Holdco Warrant may be exercised or to the exercise price of the Holdco Warrant in certain events, as discussed in the section of this registration statement captioned “Description of Holdco Securities.” An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. holder of a Holdco Warrant would, however, be treated as receiving a constructive distribution from Holdco if, for example, the adjustment increases the holder’s proportionate interest in Holdco’s assets or earnings and profits (e.g., through an increase in the number of Holdco Ordinary Shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash to the holders of the Holdco Ordinary Shares which is taxable to the U.S. holders of such shares as described under “— Distributions on Holdco Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. holder of such warrant received a cash distribution from Holdco equal to the fair market value of such increased interest.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as Holdco, will be PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, either (i) 75% or more of the corporation’s gross income is passive income, or (ii) 50% or more of the value of the corporation’s assets in any taxable year (generally based on the quarterly average of the value of its assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains.

Based on the expected composition of Holdco’s gross assets (including unbooked goodwill as valued based on the projected market value of Holdco’s equity) and income and the manner in which Holdco expects to operate its business in future years, Holdco does not expect to be classified as a PFIC for U.S. federal income tax purposes for Holdco’s current taxable year or in the foreseeable future. Whether Holdco is a PFIC is a factual determination made annually, and Holdco’s status could change depending, among other things, upon changes in the composition and relative value of its gross receipts and assets, which may be determined by reference to the price of Holdco Ordinary Shares (which could fluctuate significantly). Based on its current operations, Holdco’s unbooked goodwill (which it has valued based on the projected market value of its equity) may be attributable to Holdco’s activities that generate active income and may be treated as an active asset. Because Holdco has valued its goodwill based on the projected market value of its equity, a decrease in the price of Holdco Ordinary Shares may also result in Holdco becoming a PFIC.

If Holdco were a PFIC in any year during which a U.S. holder owns Holdco Ordinary Shares, subject to the discussion below regarding the mark-to-market or QEF elections, a U.S. holder generally will be subject to special rules (regardless of whether Holdco continues to be a PFIC) with respect to (i) any “excess distribution” (generally, any distributions received by a U.S. holder on its Holdco Ordinary Shares in a taxable year that are greater than 125% of the average annual distributions received by the U.S. holder in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the Holdco Ordinary Shares) and (ii) any gain realized on the sale or other disposition of Holdco Ordinary Shares. Under these rules (a) the excess distribution or gain will be allocated ratably over the U.S. holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which Holdco is a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year. The application of the PFIC rules to U.S. holders of Holdco Warrants is unclear. Proposed Treasury Regulations issued under the PFIC rules generally treat an “option” (which would include a Holdco Warrant) to acquire the stock of a PFIC as stock of the PFIC. Therefore, it is possible that the proposed Treasury Regulations if finalized in their current form would apply to cause gain recognized on the disposition of Holdco Warrants to be subject to the excess distribution regime discussed above.

A U.S. Holder may be able to avoid some of the adverse impacts of the PFIC rules described above by electing to mark the Holdco Ordinary Shares to market annually. The election is available only if the Holdco Ordinary Shares are considered “marketable stock,” which generally includes stock that is regularly traded in more than de minimis quantities on a qualifying exchange. If a U.S. Holder makes the mark-to-market election, any gain from marking the Holdco Ordinary Shares to market or from disposing of them would be ordinary income. Any loss from marking the Holdco Ordinary Shares to market would be recognized only to the extent of unreversed gains previously included in income. Loss from marking the Holdco Ordinary Shares to market would be ordinary, but loss on disposing of them would be capital loss except to the extent of mark-to-market gains previously included in income. It is expected that Holdco Ordinary Shares, which are expected to be listed on Nasdaq, will qualify as marketable shares for the PFIC rules purposes. No assurance can be given that the Holdco Ordinary Shares will be traded in sufficient frequency and quantity to be considered “marketable stock.” A valid mark-to-market election cannot be revoked without the consent of the IRS unless the Holdco Ordinary Shares cease to be marketable stock. In addition, U.S. holders of Holdco Warrants will not be able to make a mark-to-market election with respect to their warrants.

A U.S. holder would not be able to avoid the tax consequences described above by electing to treat Holdco as a QEF because Holdco does not intend to provide U.S. holders with the information that would be necessary to make a QEF election with respect to the Holdco Ordinary Shares. In any event, U.S. holders of Holdco Warrants will not be able to make a QEF election with respect to their warrants.

A U.S. holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. holder generally is required to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is or has been made) with such U.S. holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. holder’s taxable years being open to audit by the IRS until such Forms are properly filed.

U.S. holders should consult their own tax advisors concerning the Holdco’s possible PFIC status and the consequences to them, including potential reporting requirements, if Holdco were classified as a PFIC for any taxable year.

Non-U.S. holders

The Business Combination

A Non-U.S. holder will not be subject to U.S. federal income tax on the exchange of such Non-U.S. holder’s SPAC Ordinary Shares or warrants unless (i) the gain is effectively connected with the Non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. holder in the United States or (ii) the Non-U.S. holder is a non-resident alien individual present in the United States for 183 days or more during the taxable year in which the Business Combination takes place and certain other requirements are met.

Ownership of Holdco Ordinary Shares and Holdco Warrants

A Non-U.S. holder of Holdco Ordinary Shares will not be subject to U.S. federal income tax or, subject to the discussion below under “— Information Reporting and Backup Withholding,” U.S. federal withholding on any dividends received on Holdco Ordinary Shares or any gain recognized on a sale or other disposition of Holdco Ordinary Shares (including, any distribution to the extent it exceeds the adjusted basis in the Non-U.S. holder’s Holdco Ordinary Shares) or sale or other disposition of Holdco Warrants unless the dividend or gain is effectively connected with the Non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. holder in the United States. In addition, special rules may apply to a Non-U.S. holder that is an individual present in the United States for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met. Such holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the sale or disposition of Holdco Ordinary Shares.

Dividends and gains that are effectively connected with a Non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to U.S. federal income tax at the same U.S. federal income tax rates applicable to a U.S. holder and, in the case of a Non-U.S. holder that is a corporation for U.S. federal income tax purposes, also may be subject to an additional branch profits tax.

The U.S. federal income tax treatment of a Non-U.S. holder’s exercise of a Holdco Warrant, or the lapse of a Holdco Warrant held by a Non-U.S. holder that are effectively connected with a Non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. holder, as described under “— U.S. holders — Exercise or Lapse of a Holdco Warrant,” above, although to the extent a cashless exercise results in a taxable exchange, the consequences to a Non-U.S. holder would be similar to those described in this section in the preceding paragraphs above.

Information Reporting and Backup Withholding

Information reporting requirements may apply to cash received in redemption of SPAC Ordinary Shares, dividends received by U.S. holders of Holdco Ordinary Shares, and the proceeds received on the disposition of Holdco Ordinary Shares effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. holders that are exempt recipients (such as corporations). Backup withholding may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. holder’s broker) or is otherwise subject to backup withholding.

Any redemptions treated as dividend payments with respect to SPAC Ordinary Shares and Holdco Ordinary Shares and proceeds from the sale, exchange, redemption or other disposition of Holdco Ordinary Shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the U.S. holder’s U.S. federal income tax liability, and a U.S. holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information. U.S. holders should consult their tax advisors regarding these rules and any other reporting obligations that may apply to the ownership or disposition of Holdco Shares or Holdco Warrants, including reporting obligations related to the holding of certain foreign financial assets and reporting obligations related to transactions described in Section 351(a) of the Code.

Information returns may be filed with the IRS in connection with, and Non-U.S. holders may be subject to backup withholding on amounts received in respect of their SPAC Securities or their Holdco Ordinary Shares, unless the Non-U.S. holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the Non-U.S. holder otherwise establishes an exemption. Dividends paid with respect to Holdco Ordinary Shares and proceeds from the sale of other disposition of Holdco Ordinary Shares received in the United States by a Non-U.S. holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such Non-U.S. holder provides proof of an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the backup withholding rules.

Proposal no. 1 — The Business Combination Proposal

As discussed in this proxy statement/prospectus, Union shareholders are being asked to consider and vote on the Business Combination Proposal. You should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination. In particular, you are directed to the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus. Please see the sections entitled “The Business Combination” elsewhere in this proxy statement/prospectus and “Certain Agreements Related to the Business Combination” elsewhere in this proxy statement/prospectus for additional information and a summary of certain terms of the Business Combination Agreement and the Business Combination. Union shareholders are urged to carefully read the Business Combination Agreement in its entirety before voting on this proposal.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, that the entry by Union Acquisition Corp. II (“SPAC”) into the business combination agreement, dated as of March 31, 2021 (as it may be further amended from time to time, the “Business Combination Agreement”), by and among the Company, Crynssen Pharma Group Limited, a private limited liability company registered and incorporated under the laws of Malta and, particularly, the Companies Act Cap. 386 with company registration number C 59671 (“Procaps” or the “Company”), Procaps Group, S.A., a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg with its registered office at 9 rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B 253360 (“Holdco”), and OZLEM Limited, an exempted company incorporated under the laws of the Cayman Islands with registration number 373625 (“Merger Sub”), a copy of which is attached to the proxy statement/prospectus as Annex A, and the transactions contemplated thereby, pursuant to which, among other things: (i) Merger Sub will merge with and into SPAC, with SPAC surviving such merger and becoming a direct wholly-owned subsidiary of Holdco (the “Merger”) and, in the context of the Merger, (a) all ordinary shares of SPAC, par value $0.0001 per share (the “SPAC Ordinary Shares”) outstanding will be exchanged with Holdco for the right to receive ordinary shares of Holdco, nominal value $0.01 per share (the “Holdco Ordinary Shares”) pursuant to a share capital increase of Holdco, (b) each warrant entitling the holder to purchase one SPAC Ordinary Share (as contemplated under the warrant agreement, by and between Union and Continental Stock Transfer & Trust Company (“Continental”) dated as of October 17, 2019 (the “SPAC Warrant Agreement”)), at an exercise price of $11.50 per SPAC Ordinary Share (the “SPAC Warrants”), will become warrants of Holdco (the “Holdco Warrants”) exercisable for Holdco Ordinary Shares, on substantially the same terms as the SPAC Warrants, and (c) Holdco shall enter into an assignment, assumption and amendment agreement with SPAC and Continental, as warrant agent, to amend and assume SPAC’s obligations under the SPAC Warrant Agreement to give effect to the conversion of SPAC Warrants to Holdco Warrants; (ii) immediately following the consummation of the Merger and prior to the Exchange (as defined below), Holdco will redeem all 4,000,000 redeemable A shares of Holdco, nominal value $0.01 per share (the “Holdco Redeemable A Shares”), held by Procaps as a result of the incorporation of Holdco at their nominal value; (iii) immediately following the consummation of the Merger and the redemption of all the Holdco Redeemable A Shares, pursuant to those certain individual contribution and exchange agreements, each dated as of March 31, 2021, and entered into by and among Holdco, Procaps and each of the shareholders of Procaps (the “Procaps Shareholders”), each of the Procaps Shareholders, effective on the date of the consummation of the Business Combination, will contribute its respective ordinary shares of Procaps, with a nominal value of $1.00 per share, together representing the entire share capital of Procaps on a fully diluted basis (the “Procaps Ordinary Shares”), to Holdco in exchange for Holdco Ordinary Shares, and, in the case of International Finance Corporation (“IFC”), for Holdco Ordinary Shares and redeemable B shares of Holdco, nominal value $0.01 per share (the “Holdco Redeemable B Shares”), to be subscribed for by each such Procaps Shareholder (such contributions and exchanges of Procaps Ordinary Shares for Holdco Ordinary Shares and, in the case of IFC, Holdco Ordinary Shares and Holdco Redeemable B Shares, collectively, the “Exchange”); (iv) as a result of the Exchange, Procaps will become a direct wholly-owned subsidiary of Holdco and the Procaps Shareholders will become holders of issued and outstanding Holdco Ordinary Shares and, in the case of IFC, Holdco Ordinary Shares and Holdco Redeemable B Shares; and (v) immediately following the Exchange, Holdco will redeem 6,000,000 Holdco Redeemable B Shares from IFC for a total purchase price of $60,000,000 in accordance with that certain share redemption agreement entered into by and between Holdco and IFC on March 31, 2021 be approved, ratified and confirmed in all respects.”

Vote Required for Approval

Approval of the Business Combination Proposal (and consequently, the Business Combination Agreement and the Transactions contemplated thereby, including the Business Combination) requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the shareholders of Union that are entitled to vote and who attend and vote at the Extraordinary General Meeting vote “FOR” the Business Combination Proposal. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum but will have no effect on the Business Combination Proposal.

Adoption of the Business Combination Proposal is conditioned upon the adoption of the Merger Proposal. If the Merger Proposal is not approved, this Business Combination Proposal will have no effect, not even if approved by Union shareholders.

As of the date of this proxy statement/prospectus, the Initial Shareholders and the other current directors and officers of Union have agreed to vote any SPAC Ordinary Shares owned by them in favor of the Business Combination. As of the date hereof, the Initial Shareholders own 26.9% of the issued and outstanding SPAC Ordinary Shares.

Recommendation of the Board

UNION’s BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

Proposal no. 2 — The Merger Proposal

Overview

As part of the Business Combination, Merger Sub will merge with and into Union, with Union continuing as the surviving company in such merger. Approval of the Merger Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of a majority of at least two-thirds of the shareholders of Union that are entitled to vote and who attend and vote at the Extraordinary General Meeting. Therefore, Union is seeking to obtain the approval of its shareholders for the Merger Proposal. The approval of the Merger Proposal is also a condition to the closing of the Business Combination under the Business Combination Agreement.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as a special resolution, that:

(a)     SPAC be authorized to merge with Merger Sub so that SPAC be the surviving company and all the undertaking, property and liabilities of Merger Sub vest in SPAC by virtue of such merger pursuant to the Companies Act (As Revised) of the Cayman Islands;

(b)    the Plan of Merger, a copy of which is attached to the proxy statement/prospectus as Annex B (the “Plan of Merger”), be authorized, approved and confirmed in all respects and SPAC be authorized to enter into the Plan of Merger;

(c)     upon the Effective Date (as defined in the Plan of Merger):

(i)     the authorized share capital of SPAC be re-designated from US$15,100 divided into 150,000,000 ordinary shares of a par value of US$0.0001 each and 1,000,000 preference shares of a par value of US$0.0001 each to US$15,100 divided into 151,000,000 ordinary shares of a par value of US$0.0001 each by the re-designation of the 1,000,000 preference shares of a par value of US$0.0001 each into 1,000,000 ordinary shares of a par value of US$0.0001 each; and

(ii)    the existing amended and restated memorandum and articles of association of SPAC be amended and restated in its entirety by the amended and restated memorandum and articles of association of SPAC in the form attached to the Plan of Merger;

(d)    the Plan of Merger be executed by any one Director on behalf of SPAC and any Director or Maples and Calder (Cayman) LLP, on behalf of Maples Corporate Services Limited, be authorized to submit the Plan of Merger, together with any supporting documentation, for registration to the Registrar of Companies of the Cayman Islands and that Maples and Calder (Cayman) LLP, on behalf of Maples Corporate Services Limited, be authorized to file the Effective Date Notice (as defined in the Plan of Merger) with the Registrar of Companies of the Cayman Islands and to make such additional filings or take such additional steps as they deem necessary in respect of the Merger; and

(e)     all actions taken and any documents or agreements executed, signed or delivered prior to or after the date hereof by any Director or officer of SPAC in connection with the transactions contemplated hereby be approved, ratified and confirmed in all respects.”

Vote Required for Approval

Approval of the Merger Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of a majority of at least two-thirds of the shareholders of Union that are entitled to vote and who attend and vote at the Extraordinary General Meeting vote “FOR” the Merger Proposal. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum but will have no effect on the Merger Proposal.

Adoption of the Merger Proposal is conditioned upon the adoption of the Business Combination Proposal. If the Business Combination Proposal is not approved, this Merger Proposal will have no effect, not even if approved by Union shareholders.

Recommendation of the Board

UNION’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL.

Proposal no. 3 — The Nasdaq Proposal

Overview

Union is seeking shareholder approval of the Nasdaq Proposal in order to comply with Nasdaq Listing Rules 5635(a), (b) and (d).

Under Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares outstanding before the issuance of the stock or securities.

Under Nasdaq Listing Rule 5635(b), shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the registrant.

Under Nasdaq Listing Rule 5635(d), shareholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the lower of (i) the closing price immediately preceding the signing of the binding agreement or (ii) the average closing price of the common stock for the five trading days immediately preceding the signing of the binding agreement, if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.

Union currently has 18,553,164 SPAC Ordinary Shares issued and outstanding.

Pursuant to the Subscription Agreements and in connection with the PIPE, Union has obtained commitments from Subscribers to purchase SPAC Ordinary Shares, which will be converted into Holdco Ordinary Shares, for a purchase price of $10.00 per share, upon the consummation of the Business Combination. Several institutional investors have committed an aggregate of $100 million to participate in the PIPE. The 10,000,000 SPAC Ordinary Shares Union anticipates issuing pursuant to the Subscription Agreements will (1) constitute more than 20% of Union’s then outstanding shares, (2) will constitute a change of control of Union and (3) be sold for a purchase price of $10.00 per share of SPAC Ordinary Shares, which will be less than the market value of the SPAC Ordinary Shares. Union is required to obtain shareholder approval of such issuances pursuant to Nasdaq Listing Rules 5635(a), (b) and (d).

Effect of Proposal on Current Shareholders

If the Nasdaq Proposal is adopted and the Business Combination is consummated, Union expects the Subscribers will receive 10,000,000 SPAC Ordinary Shares pursuant to the Subscription Agreements. The issuance of such shares would result in significant dilution to Union’s shareholders, and would afford Union’s shareholders a smaller percentage interest in the voting power, liquidation value and aggregate book value of Holdco after the Closing.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, that, for purposes of complying with applicable listing rules of the Nasdaq Stock Market LLC (the “Nasdaq”) or Nasdaq Listing Rules, the issuance of more than 20% of the current total issued and outstanding shares of SPAC be approved in all respects.”

Vote Required for Approval

Approval of the Nasdaq Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the shareholders of Union that are entitled to vote and who attend and vote at the Extraordinary General Meeting vote “FOR” the Nasdaq Proposal. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum but will have no effect on the Nasdaq Proposal.

Adoption of the Nasdaq Proposal is conditioned upon the adoption of the Business Combination Proposal and the Merger Proposal. If the Business Combination Proposal or the Merger Proposal is not approved, this Nasdaq Proposal will have no effect, even if approved by the Union shareholders.

Recommendation of the Board

UNION’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE NASDAQ PROPOSAL.

Proposal no. 4 — The Adjournment Proposal

Overview

The Adjournment Proposal, if adopted, will allow the Union Board to, if necessary, adjourn the Extraordinary General Meeting to a later date or dates (i) to the extent necessary to ensure that any required supplement or amendment to this proxy statement/prospectus is provided to Union shareholders, (ii) to solicit additional proxies from Union shareholders in favor of the Transaction Proposals, or (iii) if Union shareholders redeem an amount of Public Shares such that, together with, or independently from, any failure to consummate all or a portion of the PIPE or the Transactions, the Minimum Cash Condition to each party’s obligation to consummate the Business Combination would not be satisfied. The Adjournment Proposal will only be presented to Union shareholders in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Merger Proposal, or the Nasdaq Proposal, or in the event that Union shareholders redeem an amount of Public Shares such that, together with, or independently from, any failure to consummate all or a portion of the PIPE or the Transactions, the Minimum Cash Condition to each party’s obligation to consummate the Business Combination would not be satisfied.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by Union’s shareholders, the Union Board may not be able to adjourn the Extraordinary General Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Merger Proposal or the Nasdaq Proposal or any other proposal, or in the event that Union shareholders redeem an amount of Public Shares such that the Minimum Cash Condition to each party’s obligation to consummate the Business Combination would not be satisfied.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the Extraordinary General Meeting to a later date or dates (i) to the extent necessary to ensure that any required supplement or amendment to this proxy statement/prospectus is provided to SPAC shareholders, (ii) to solicit additional proxies from SPAC shareholders in favor of the proposals to be voted on at the Extraordinary General Meeting, or (iii) if SPAC shareholders redeem an amount of outstanding SPAC Ordinary Shares such that, together with, or independently from, any failure to consummate all or a portion of the PIPE or the Transactions, the minimum proceeds condition to each party’s obligation to consummate the Business Combination would not be satisfied be approved in all respects.”

Vote Required for Approval

Approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the shareholders of Union that are entitled to vote and who attend and vote at the Extraordinary General Meeting vote “FOR” the Adjournment Proposal. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum but will have no effect on the Adjournment Proposal.

Recommendation of the Board

IF PRESENTED, UNION’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

Business of Procaps and Certain Information about Procaps

References in this section to “we”, “our”, “us” or “Procaps” generally refer to Crynssen Pharma Group Limited.

Overview:

Founded in 1977 by the Minski family, Procaps is a leading integrated international healthcare and pharmaceutical company. Our mission focuses on health improvement, offering services and pharmaceutical products that adhere to international quality standards, being innovative and promoting education for a healthier way of life and well-being for individuals around the world.

Procaps’ business model focuses on four strategic cornerstones to drive growth. First, we have state-of-the-art manufacturing capabilities that allow us to provide innovative delivery technologies. Our corporate culture focuses on innovation and R&D, which has enabled us to offer extensive scientific expertise with more than 280 scientists, technicians and skilled personnel and over 500 formulations, allowing us to develop an average of over 150 new products, including more than 50 first time launch products, per year. Second, our regional footprint and vertical integration enables organic growth opportunities and synergies. We currently operate six manufacturing facilities in Latin America, including the first FDA-approved pharmaceutical plant in South America and Central America, and sell and distribute products to over fifty distinct markets. Third, our Rx and OTC product portfolio is driven by our proprietary delivery systems, allowing us to focus on the development and sale of high-growth and premium pharmaceutical products which we believe are subject to less pricing pressures when compared to more generic pharmaceutical products. Finally, we have an extensive track record of developing new businesses and growing via mergers and acquisitions, which is evidenced by the development of one of our in-house business incubation, Diabetrics, which took place in 2015, and several successful acquisitions throughout Latin America (including, but not limited to the acquisitions of Rymco S.A., Laboratorios Lopez and Biokemical S.A. de C.V.) which took place between 2012 and 2016.

Procaps is primarily engaged in developing, producing and marketing pharmaceutical solutions consisting of the following four products and services: (i) iCDMO, (ii) Rx pharmaceutical products, (iii) OTC products, and (iv) Diabetrics. For more information, see “— Products and Services” below.

Our Strengths and Competitive Advantages

Innovation in Delivery Systems.    We are one of the leading global providers of advanced delivery technologies and development and manufacturing solutions for pharmaceutical and consumer health products. In particular, we are the number one Softgel manufacturer in South and Central America and top three in the world in terms of Softgel production capacity, according to an independent third-party industry analysis report. We have extensive expertise in developing and manufacturing Softgel capsules and related dosage forms as evidenced by our development of over 500 pharmaceutical products formulations, resulting in the development of an average of over 150 new products, including more than 50 first time launch products, per year. Furthermore, as of December 31, 2020, we have been granted 39 patents and have 35 patents pending approval. Our innovative oral delivery mechanisms allow us to transform branded generics into differentiated products for the pharmaceutical market. For more information, see “–– Research and Development” and “–– Intellectual Property.”

Flexibility & Adaptability.    Our Nextgel operating segment’s Softigel iCDMO platform provides an extensive set of solutions designed to serve our clients’ unique needs, with the goal of ultimately improving product time to market, which is primarily accomplished through our ability to adapt to a diverse set of customer business structures and our experience servicing different markets. For more information, see “–– Products and Services –– iCDMO-Nextgel (Sofitgel).”

Cost Competitiveness.    We are able to maintain a competitive price and cost structure due to a combination of the geographic location of our facilities, our expertise in R&D, our skilled labor force, our ability to manufacture in-house several of the equipment used in the production of Softgel and the flexible nature of our equipment. These factors allow us to produce a wide variety of products, and our ability to purchase raw materials at scale. For more information, see “–– Manufacturing and Distribution”, “–– Raw Materials and Material Sourcing”, and “–– Research and Development.”

Specialized Facilities.    Our state-of-the-art facilities are segregated and highly adaptable, enabling Procaps to undertake the manufacturing of highly complex products. Our manufacturing facilities include the first FDA-approved Rx pharmaceutical plant in South and Central America and one of only five hormonal Softgel plants in the world. Additionally, our manufacturing facilities are certified, where required, by several regulatory entities including the FDA, Health Canada, the MHRA, the TGA, Cofepris and ISO. For more information, see “–– Manufacturing and Distribution — Manufacturing Facilities.”

Integration into Clients’ Value Chain.    We strive to be part of our customer’s value chain by adapting to their logistics’ process by adopting and integrating with our customers’ manufacturing resource planning software and other processes. For more information, see “— Manufacturing and Distribution — Distribution and Logistics.”

Recent Developments

The consequences from the COVID-19 pandemic have continued to affect Latin America through 2021, including the pharmaceutical industry. We believe pharmaceutical companies which offered positive solutions to consumer demands during the COVID-19 pandemic continue to thrive in both local and regional markets. The personal physician workforce has begun to return to work after periods of quarantine, resulting in an increased demand for Rx drugs during the first quarter 2021, in particular for those related to chronic and certain acute therapies. However, OTC pharmaceutical products sales continue to struggle, even though certain products such as Vitamin C, Vitamin D, Zinc, Ibuprofen, and Paracetamol, have experienced a demand surge as a consequence of the COVID-19 pandemic when compared to pre-COVID-19 periods.

In-person physician consultations have gradually returned, but not at pre-pandemic levels. Personal contact with physicians remains a challenge, which has been partially mitigated by the development of new technologies such as the surge in tele-health and other innovative technological solutions, enabling open communication between patients and doctors.

Despite these challenges, we believe Procaps’ ability to respond to the changes in consumer demand during the COVID-19 pandemic, efforts to maintain close communications with physicians, and its reinforcement of key brands has allowed Procaps to increase the market share of certain Farma Procaps and Colmed OTC products during the first quarter of 2021 in terms of total sales within product category. This increase in market shares has been primarily driven by the growth in Rx products sales, and Procaps having outperformed its competitors in terms of OTC product sales.

Moreover, as a reflection of our policy of innovation and focus on R&D, we have continued to introduce new products into the market. Since the start of 2021, we have launched several new products, such as (i) Epapure (icosapent-ethyl) the first branded product available in Latin America that is equivalent to Vascepa, the first FDA-approved drug to reduce cardiovascular risk among patients with elevated triglyceride levels; (ii) RENESTEX (Levocetirizine + Montelukast), which offers a dual use solution for both allergies and asthma patients based on our Unigel technology; (iii) a liquid topical-use Minoxidil OTC product introduced to compete in the expanding hair-loss treatment market; (iv) a new line of anesthetics for hospital use in intensive care units; and (v) a new line of disposable syringes in Colombia for use in government vaccination programs.

Procaps’ iCDMO services have experienced increased demand and our business-to-business (“B-to-B”) Colombian operations continue to attract new clients in highly regulated markets such as the United States, Europe and Australia. The launch of a generic version for Ibuprofen minis (Advil minis) through Perrigo Company plc and the launch Naproxen Softgel capsules in Australia through Neo Health Pty Ltd have resulted in further milestones, consolidating our pain relief product portfolio.

Furthermore, Procaps has continued its geographic expansion efforts in Europe through brands such as Consilient Health Ltd.’s ALTAVITA branded Rx Vitamin D products. Our Funtrition product offerings have also increased, expanding its geographical reach to more than 10 countries, including the introduction of a specialty supplement line of Nutrilite products through Amway. Procaps’ Brazilian operations continue to grow through OTC product alliances like Advil with GlaxoSmithKline plc and multi-vitamins with Eurofarma Laboratorios S.A., among others.

New Products and First Time Launch Products

We consider a product to be a “new product” if it was reformulated; was a product line extension due to changes in characteristics such as strength, flavor, or color; had a change in product status from Rx to OTC; was a new store brand or branded launch; was provided in a new dosage form; or was sold to a new geographic area with different regulatory authorities, in all cases, within 36 months prior to the end of the period for which net sales are being measured.

We consider a product to be a “first time launch product” if it was reformulated; was a product line extension due to changes in characteristics such as strength, flavor, or color; had a change in product status from Rx to OTC; was a new store brand or branded launch; or was provided in a new dosage form, in all cases, within 36 months prior to the end of the period for which net sales are being measured.

On average, we develop and introduce more than 150 new products, including more than 50 first time launch products, per year. For the year ended December 31, 2020, new product sales totaled $81 million, accounting for approximately 21% of our net revenue for the period.

On average 20% of our new products are developed for our third-party iCDMO customers and 15% of our new products require clinical testing and regulatory approval prior to commercialization.

The table below sets forth the number of new product applications, and of applications of certain products developed that have not yet been commercialized, that have been approved per jurisdiction and regulatory agency for the years ended December 31, 2020 and 2019.

Jurisdiction / Regulatory Agency	Number of product applications approved for the year ended December 31
	2020	2019
Bolivia (AGEMED)	3	9
Brazil (ANVISA)	1	—
Colombia (INVIMA)	10	20
Costa Rica (Health Ministry)	4	5
Ecuador (ARSCA)	14	7
El Salvador (DNM)	14	12
Guatemala (Ministry of Public Health and Social Assistance)	10	13
Honduras (ARSA)	16	11
Nicaragua (Health Ministry)	6	5
Panama (National Directorate of Pharmacies and Drugs)	3	12
Peru (DIGEMID)	2	10
Dominican Republic (Health Ministry)	7	6
Venezuela (INHRR)	5	2
Total	95	112

Products and Services

iCDMO — Nextgel (Softigel brand)

Our Nextgel business segment, operated under our Softigel brand, is the iCDMO arm of Procaps which offers services specializing in Softgel and operates globally in the B-to-B, more specifically in Colombia, the United States and Brazil. Procaps is the top Softgel manufacturer in South and Central America and top three in the world in terms of Softgel production capacity, according to an independent third-party industry analysis report. The iCDMO agreements with our top-tier customers range from five to ten-year terms. Our Nextgel operating segment has 126 clients across more than 32 countries and the key products that we manufacture in this segment includes Softgel pharmaceutical products such as Advil, Apronax, multivitamins, Vitamin D and Dotex.

Through our Softigel brand, we provide formulation, development, and manufacturing services for Softgel for global pharmaceutical and consumer health and nutraceutical markets and supporting ancillary services.

Our Softgel technology was first commercialized in 1978 with the launch of our Dolofen brand, and we have continually enhanced the platform since then. Our principal Softgel technologies include Versagel, Chewgel, Unigel and G-tabs. Softgel capsules are used in a broad range of customer products, including Rx drugs, OTC medications, dietary supplements, unit-dose cosmetics, and animal health medicinal preparations. Softgel capsules encapsulate liquid, paste, or oil-based formulations of active compounds in solution or suspension within an outer shell. In the manufacturing process, the capsules are formed, filled, and sealed simultaneously. We typically perform encapsulation for a product within one of our Softgel manufacturing facilities, with active ingredients provided by customers or sourced directly by us. Softgels have historically been used to solve formulation challenges or technical issues for a specific drug, to help improve the clinical performance of compounds, to provide for a more exact dose, to provide important market differentiation, particularly for OTC medications, and to provide safe handling of hormonal, highly potent, and cytotoxic drugs. We also participate in the Softgel vitamin, mineral, and supplement business in selected regions around the world.

In 2012 we introduced our versatile plant-based Softgel shell called Versagel, allowing us to extend the Softgel dose form to a broader range of active ingredients that due to their natural potential of hydrogen (PH) levels, are impossible to encapsulation in more traditional gelatin, and serve patient/consumer populations that were previously inaccessible due to religious, dietary, or cultural preferences.

In 2014, we introduced a chewable Softgel capsule technology called Chewgel, providing a new solution for children and consumers who have difficulty swallowing standard Softgel capsules.

In 2010, we introduced a smart Softgel capsule technology called Unigel, which incorporates other delivery systems such as tablets, capsules, microgranules or pellets into one single Softgel capsule. Our Unigel capsules combine two different active pharmaceutical ingredient (“API”) that were not previously compatible in a tablet dosage form, by use of a barrier that avoids permeation from the liquid phase into the tablet core without affecting the dissolution rate of the API contained in this dosage form, encapsulating a smaller tablet into a Softgel capsule.

In 2014, we introduced our G-tabs technology which consist of gelatin coated tablets that are easy to swallow, and we believe, based on current technology, to be impossible to counterfeit. G-tabs are coated with one- or two-toned color gelatin (which can be printed on not printed) and helps mask unpleasant odors and flavors. In addition, our G-tabs technology helps enhance product stability, provides protection for photosensitive pharmaceutical ingredients, reduces degradation due to poor exposure to air, and is available in a variety of shapes and colors.

Products

The table below sets forth our primary Softigel products by category and the percentage of the Nextgel segment’s gross revenue attributed to the sale of such product for the year ended December 31, 2020.

Softigel Product	Category	Percentage of Nextgel’s gross revenues for the year ended December 31, 2020
Advil	Analgesics	14%
Gummies	Food/Supplements	10%
Umbral	Analgesics	7%
Progesterona	Hormonal	6%
Isotretinoin	Skin Care	4%

Our Nextgel segment launched 38 new brands and over 45 new products in 2020, most notably Quelatus gest (prenatal multivitamins), Vitamin D3, Lufbem (Simeticona), Agar immunity gummy, Agar sleep gummy, and Agar stress gummy.

Marketing and Sales

The table below sets forth our primary customers for our iCDMO Softgel technology, including percentage of sales for the year ended December 31, 2020 and average relationship years by category.

Category	Percentage of Nextgel Segment Sales for the year ended December 31, 2020	Average Relationship Years(1)	Selected Clients
Big Pharma(2)	33%	18	Pfizer, Bayer, Abbott, GlaxoSmithKline, Boehringer Ingelheim, Merck, Sanofi, Akorn, Bausch Health
Regional Pharma(3)	50%	8	Eurofarma, Biolab, Perrigo, Roemmers, Pharma Science, Uomont, Hypera Pharma
Large Suppliers(4)	17%	9	The Clorox Company, Amway, Unilever

____________

(1)      Average relationship years is based on revenue weighted average.

(2)      Consists of pharmaceutical companies that have a global presence and are among the top 30 worldwide in terms of revenues.

(3)      Consists of pharmaceutical companies that have a presence in more than three counties and are among the top 20 in such markets in terms of revenues.

(4)      Consists of suppliers of medical equipment and supplements that are not pharmaceutical companies.

We seek to establish customer loyalty through superior customer service by providing a comprehensive assortment of high-quality products; timely processing, shipment and delivery of orders; assistance in managing customer inventories; and support in managing and building the customer’s store brand business.

We are specialized in advanced oral drug delivery technologies, particularly Softgel capsules providing integrated, end-to solutions across development to delivery by working closely with customers providing “Idea to Market” solutions, from the initial conception of a product idea to marketing strategy, sales team training and promotional plans. As a value-added service to product development, we provide sales and marketing assistance for customers that are not familiar with the pharmaceutical industry, or have a limited presence, in Latin America. In addition to pharmaceutical clients, our Nextgel segment works closely with consumer healthcare companies on the development and commercialization of nutritional and health supplements in novel formats.

The sales efforts for our Nextgel segment is focused on assisting and participating in world-wide fairs for the CDMO segment (such as CPhI Worldwide), as well as by strengthening existing relationships with our B-to-B client base.

The Nextgel segment’s product development proposals are highly detailed, involving a significant amount of preparatory work in market and business intelligence, R&D, manufacturing and marketing efforts. Once a specific opportunity to apply one of our proprietary Softgel technologies is identified (such as converting an existing product to a Softgel dosage form), the commercial and marketing teams prepare a presentation outlining the benefits of the Softgel format and illustrating the end-product’s “look and feel”. The proposal will show the anticipated pricing impact of the Softgel dosage form on the existing products. Proposals also include concept art on product packaging and illustrative shelf presence, and occasionally we prepare pilot sample batches of real capsules to present to the clients. In certain cases, our brand proposals are by Procaps and then transferred to the client.

Our Nextgel iCDMO segment represented 31% and 29% of our gross revenue for the years ended December 31, 2020 and 2019, respectively.

Competition

The market for CDMO services is highly competitive. Our primary competitors in this area include Catalent, Aenova and Patheon. Procaps is the number one Softgel manufacturer in South and Central America and top three in the world in terms of Softgel production capacity, according to an independent third-party industry analysis report.

Rx Pharmaceutical Products — Farma Procaps and Clinical Specialties

Our Rx product line comprises the Farma Procaps and the Clinical Specialties brands/business units, and forms part of three of Procaps’ operating segments; Procaps Colombia, CAN and CASAND. For more information on our operating segments, see “Procaps’ Managements’ Discussion and Analysis of Financial Condition and Results of Operations” and Note 3.15 to our Consolidated Financial Statements.

Farma Procaps formulates, manufactures and markets branded prescription drugs. It represents a high growth portfolio that focuses on nine therapeutic areas (including feminine care products, pain relief, skin care, digestive health, growth and development, cardiology, vision care, central nervous system and respiratory). Farma Procaps formulates and manufactures more than 465 products for over 160 brands. Some of the key products include female care, digestive health, vision care, growth and development, central nervous systems, cardiology and respiratory products.

Clinical Specialties is a leading provider of high-complexity care treatments to private institutions regionally. Its diverse product portfolio, including over 150 products, targets various in-demand therapeutic areas and develops, manufactures and markets high-complexity drugs for hospital use such as antibiotic, blood clot, personal protective equipment, immunosuppressant, oncology and analgesics products.

Products

The table below sets forth our primary Farma Procaps products by category and the percentage of Farma Procaps’ gross revenue attributed to the sale of such product for the year ended December 31, 2020.

Farma Procaps Product	Category	Percentage of Farma Procaps’ gross revenues for the year ended December 31, 2020
Gestavit Dha	Feminine Care	7%
Citragel	Feminine Care	7%
Isoface	Skin Care	6%
Muvett	Digestive Health	5%
Fortzink	Growth & Development	5%

The table below sets forth our primary Clinical Specialties products by category and the percentage of Clinical Specialties’ gross revenue attributed to the sale of such product for the year ended December 31, 2020.

Clinical Specialties Product	Category	Percentage of Clinical Specialties’ gross revenues for the year ended December 31, 2020
Clenox	Blood clot	35%
Surgical masks	Masks	17%
Tapectam	Antibiotic	6%
Tracurion	Anesthetic	6%
Hypodermic needles	Hypodermic	5%

We launched a number of new Rx products in the years ended December 31, 2020 and 2019, most notably Kimod (Ivermectin). During the years ended December 31, 2020, new product sales in the Rx segment were $29.4 million, representing 18% the segment’s total sales.

The table below sets forth the number of Rx drug applications approved per jurisdiction and regulatory agency for the years ended December 31, 2020 and 2019.

Jurisdiction / Regulatory Agency	Number of Rx drug applications approved for the year ended December 31
	2020	2019
Bolivia (AGEMED)	3	5
Brazil (ANVISA)	1	—
Colombia (INVIMA)	9	17
Costa Rica (Health Ministry)	4	5
Ecuador (ARSCA)	11	5
El Salvador (DNM)	11	4
Guatemala (Ministry of Public Health and Social Assistance)	5	12
Honduras (ARSA)	11	7
Nicaragua (Health Ministry)	3	3
Panama (National Directorate of Pharmacies and Drugs)	3	12
Peru (DIGEMID)	1	9
Dominican Republic (Health Ministry)	6	5
Venezuela (INHRR)	5	2
Total	73	86

As of December 31, 2020, we had 78 Rx drug applications pending approval.

Marketing and Sales

Our Rx pharmaceutical products customers include Coopidrogas — Cooperativa Nacional de Drogas, Drogueria Cruz Verde S.A.S., Droguerías Colsubsidio, Copservir Ltda and Unidrogas S.A, among others.

We seek to establish customer loyalty through superior customer service by providing a comprehensive assortment of high-quality products and timely processing, shipment and delivery of orders.

The demand for our Farma Procaps products is largely generated by doctors and physicians. We analyze the doctors and physicians by specialty that we believe would be most beneficial to directly market our products to and schedule strategic visits once or twice a month to present our product portfolio specifically targeting their practice. We also technical and scientific information on our products and product samples for the exclusive use of the doctors and physicians to provide to their patients. Our sales force is segmented by medical specialties and receive periodic technical training on the brands and products we sell, as well as sales and relationship training techniques to better enable them to market and sell our products.

We directly target our marketing and sales effort for our Clinical Specialties products to clinics and hospital. We work together with in-hospital medical specialties to provide primarily medium and high complexity products for use with their patients, which are supported by technical or clinical studies to guarantee their safety.

Our Rx pharmaceutical products sales represented 45% and 47% of our gross revenue for the years ended December 31, 2020 and 2019, respectively.

Competition

The market for Rx pharmaceutical products is subject to intense competition from generic drug manufacturers, brand-name pharmaceutical companies launching their own or generic version of their branded products (known as an authorized generic), manufacturers of branded drug products that continue to produce those products after patent expirations, and manufacturers of therapeutically similar drugs. Among our primary competitors are Genfar S.A., Abbott Laboratories - Lafrancol S.A.S, Tecnoquimicas S.A., a Santé Pharmaceutique SA, Bayer AG, Merck & Co. Inc., Sanofi S.A.

OTC Products — VitalCare

Our OTC product line primarily consists of the VitalCare brand/business unit, and forms part of three of Procaps’ operating segments; Procaps Colombia, CAN and CASAND. For more information on our operating segments, see “Procaps’ Managements’ Discussion and Analysis of Financial Condition and Results of Operations” and Note 3.15 to our Consolidated Financial Statements.

VitalCare develops, manufactures and markets OTC consumer healthcare products through an extensive portfolio focused on over ten high-prevalence therapeutic areas (including gastrointestinal, skin care, cough and cold, analgesics, urological, and vitamin, minerals and supplements) at what we believe to be accessible and appealing price points and includes more than 150 brands. Our Colmed OTC product line, which is part of our VitalCare business unit, consists of products in the following categories: antibiotics, anti-infective, anti-parasitic, cardiovascular, feminine care, cutaneous antimycotic, pain killers, gastro intestinal, hormonals, metabolic, endocrine, nervous system, ophthalmic, osteoarticular, respiratory, diet supplements and vitamins and minerals

We market and sell our OTC products in the following key regional markets: Honduras, Nicaragua, El Salvador, the United States, Guatemala, Panama, Costa Rica, Ecuador, Dominican Republic, Peru and Bolivia.

Products

The table below sets forth our primary VitalCare OTC products by category and the percentage of the VitalCare’s gross revenue attributed to the sale of such product for the year ended December 31, 2020.

VitalCare Product	Category	Percentage of VitalCare’s gross revenues for the year ended December 31, 2020
Esomeprazole	Gastrointestinal	8%
Levothyroxine	Metabolic	6%
Vitamin E	Vitamins	5%
Orlistat	Metabolic	4%
Calcitrol	Metabolic	3%

We launched a number of new OTC products in the years ended December 31, 2020 and 2019, most notably Colagen and Vitamin D3. During the years ended December 31, 2020, new product sales in the OTC products segment were $3.3 million, representing 26% of the segment’s total sales.

The table below sets forth the number of OTC drug applications approved per jurisdiction and regulatory agency for the years ended December 31, 2020 and 2019.

Jurisdiction / Regulatory Agency	Number of OTC drug applications approved for the year ended December 31
	2020	2019
Bolivia (AGEMED)	—	4
Colombia (INVIMA)	1	3
Ecuador (ARSCA)	3	2
El Salvador (DNM)	3	5
Guatemala (Ministry of Public Health and Social Assistance)	2	1
Honduras (ARSA)	5	4
Nicaragua (Health Ministry)	3	2
Peru (DIGEMID)	1	1
Dominican Republic (Health Ministry)	1	1
Total	19	23

As of December 31, 2020, we had five OTC products applications pending approval.

Marketing and Sales

Our OTC products customers include Coopidrogas — Cooperativa Nacional de Drogas, Pricesmart S.A.S., Drogueria Cruz Verde S.A.S., Olimpica S.A, and Sodimac Colombia S.A., among others.

Demand for our VitalCare OTC products and generics is generated by the end consumer. We target the end consumer through traditional advertising means, and increasingly though social media in order to more specifically target individual end consumer segments in order to highlight the attributes and differentials of our brands and products. We work with several points of sale customers such as global, national, and regional retail drug, supermarket, and mass merchandise chains, major wholesalers, sourcing groups, hospitals and grocery stores to ensure the homogeneous distribution of our products. We seek to establish customer loyalty through superior customer service by providing a comprehensive assortment of high-quality products and timely processing, shipment and delivery of orders.

Our OTC products sales represented 16% of our gross revenue for each of the years ended December 31, 2020 and 2019.

Competition

The markets for our OTC products are highly competitive and differ for each product line and geographic region. Our primary competitors include manufacturers, such as GlaxoSmithKline plc, Bayer AG, Sanofi S.A., Tecnoquimicas S.A., Pfizer Inc., Lafrancol S.A.S, Genomma Lab Internacional S.A.B. de C.V., McKesson Corporation, The Procter & Gamble Company and Abbott Laboratories, among others. The various major categories of our OTC products each have certain key competitors, such that a competitor generally does not compete across all product lines. However, some competitors do have larger sales volumes in certain of our categories. Additionally, national brand companies tend to have more resources committed to marketing their products and could in the future manufacture store brand versions of their products at lower prices than their national brand products. Competition is based on a variety of factors, including price, quality, assortment of products, customer service, marketing support, and approvals for new products.

Diabetrics Solutions

With approximately 6% of the global population living with diabetes and 10% of global health expenditures spent on diabetes each year, we believe our Diabetrics operating segment, which comprises our Diabetrics brand/business unit, is an attractive regional business-to-consumer (“B-to-C”) diabetes-focused treatment and management platform that focuses primarily on the Colombian market. It has experienced significant growth since it began its operations in 2015. It has a unique business model when compared to our competitors, as it aims to cover the full spectrum of needs of patients with diabetes by providing products and services such as blood glucose meters, telemonitoring, Rx oral anti-diabetics products, cosmeceuticals (cosmetics that have medicinal properties for diabetic care), insulin delivery systems and other diabetes solutions.

Procaps currently has a leading position in the Colombian market in two Diabetrics products categories with over 50% of market share, based on total sales within product category, in each of the following categories; blood glucose monitors (strips, meters and lancets) and insulin delivery systems (pen needles). In addition, we have increased our market share to over 60%, based on total sales within product category, in the Rx oral -anti-diabetics products category in the Colombian market through the sale of our Metformin products (GMet and Predial Lex) and other Rx products to manage diabetic patient complications.

As part of our Diabetrics segment’s integral product strategy and holistic approach, we offer products in other product categories such as insulin (Glaritus- Glargine Insulin, recently launched beginning of 2021), supplements (Cromega and Preventia), among others.

Products

The table below sets forth our primary Diabetrics products by category and the percentage of the Diabetrics segment’s gross revenue attributed to the sale of such product for the year ended December 31, 2020.

Diabetrics Product	Category	Percentage of Diabetrics’ gross revenues for the year ended December 31, 2020
Glucoquick	Blood Glucose Monitor	33%
Glucoquick Agujas	Insulin Delivery Systems	20%
GMet	Rx oral anti-diabetics	15%
Predial Lex	Rx oral anti-diabetics	7%
Glocuquick Vital	Blood Glucose Monitor	4%

We launched a number of new Diabetrics products in the years ended December 31, 2020 and 2019, most notably Preventia Complex and Glucoquick GD50. During the years ended December 31, 2020, new product sales in the Diabetrics segment were $3.8 million, representing 15% of the segment’s total sales.

During the year ended December 31, 2020, we received approval from the Guatemala National Directorate of Pharmacies and Drugs for three Diabetrics products applications, and during the year ended December 31, 2019, we received approval from DNM in El Salvador for three Diabetrics products applications. As of December 31, 2020, we had four Diabetrics products applications pending approval.

Marketing and Sales

Our Diabetrics products and services are marketed directly to consumers through a comprehensive offering of innovative products and differentiated services with the goal of providing the optimal cost-benefit ratio. We also focus our efforts on developing prevention, education and self-management strategies with our partners in order to provide value-based-healthcare. Our sales efforts are focused on private and governmental channels, and involve participating in government contract bidding, primarily through Colombia’s public health insurance plan (Entidades Promotoras de Salud).

Our Diabetrics products and services sales represented 7% and 6% of our gross revenue for the years ended December 31, 2020 and 2019, respectively.

Competition

We market our Diabetrics products and services primarily in Colombia. Our primary competitors include: (i) F. Hoffmann-La Roche AG, Abbot Laboratories, and Johnson & Johnson in the blood glucose monitor product category; (ii) Becton, Dickinson and Company, Novo Nordisk A/S and Nortstray Nuart SAS in the insulin delivery system product category; (iii) Merck & Co. Inc., Pfizer, Inc., Mckesson Corporation and Siegfried Holding in the Rx oral-anti-diabetics product category; and (iv) Abbot Laboratories in the nutrition products category. We recently entered the insulin product category and will compete primarily with Sanofi S.A.

Manufacturing and Distribution

We operate six manufacturing facilities in Colombia, Brazil and El Salvador and sales offices throughout 13 different countries, which coordinate the sale of our products to all seven continents. The map below illustrates our global geographical footprint, setting forth the location of our manufacturing facilities and sales offices, and the countries in which we commercialize our products and services.

Geographical Footprint

Manufacturing Facilities
Commercial Offices
Sales Around the World
1
El Salvador
San Salvador
2
Colombia
Barranquilla
2
Colombia
Bogota
1
Brazil
Sao Paulo

Manufacturing Facilities

Our manufacturing facilities include the first FDA-approved Rx pharmaceutical plant in South and Central America and one of only five hormonal Softgel plants in the world. Additionally, our manufacturing facilities are certified, where required, by several regulatory entities including the FDA, Health Canada, the United Kingdom’s MHRA, Australia’s TGA, Mexico’s Cofepris and the ISO under its 14000 standards.

We have invested $21 million in our manufacturing facilities since the year ended December 31, 2019 for improvements and expansions. We believe that our sites and equipment are in good condition, are well-maintained, and are able to operate at or above present levels for the foreseeable future, in all material respects.

Our manufacturing operations are focused on employee health and safety, regulatory compliance, operational excellence, continuous improvement, and process standardization across our organization. During the year ended December 31, 2020, we achieved approximately 90% on-time shipment delivery versus customer request date across our network as a result of this focus. Our manufacturing operations are structured around an enterprise management philosophy and methodology that utilizes principles and tools common to a number of quality management programs, including cGMP, ISO under its 9000 and 14000 standards, the Business Alliance for Secure Commerce and Authorized Economic Operator (Operador Económico Autorizado).

Procaps Barranquilla — Barranquilla, Colombia

Our Procaps Barranquilla manufacturing facility is located in the city of Barranquilla, in Colombia, with 35,236 square meters of total built area and 8,196 square meters of manufacturing plant floor space. This is our primary manufacturing facility and the first FDA-approved Rx pharmaceutical plant in South America and Central America. This facility produces products associated with our Softigel, Farma Procaps and VitalCare brands, including Softgel capsules, hormonal soft capsules, nutritional products, tablets, powders, blisters, liquids and hard capsule products. The installed capacity of this facility is 360 million units of Softgel, 7 million units of Farmix and 57 million units of hormonal products per month. The utilization rates, measured as the programmed manufacturing hours divided by the facility’s manufacturing capacity in terms of hours (“Utilization Rate”), for the year ended December 31, 2020, for production of our Softigel, Farma Procaps and VitalCare products at this facility were 65%, 68% and 69%, respectively.

Our Procaps Barranquilla manufacturing facility is certified by the FDA, Good Manufacturing Practices (Buenas Prácticas de Manufactura, “BPM”), MHRA, the Business Alliance for Secure Commerce, the Colombian Institute of Technical Standards and Certification (Instituto Colombiano de Normas Técnicas y Certificación, or “ICONTEC”), ANVISA, Cofepris, Health Canada and ISO under its 14000 standard.

Rymco — Barranquilla, Colombia

Our Rymco manufacturing facility is located in the city of Barranquilla, in Colombia, on a 10,325 square meter lot, with approximately 11,650 square meters of floor space. This facility was acquired as part of Procaps’ acquisition of Rymco S.A. in 2015 and currently produces products associated with our Clinical Specialties brand, including single-use medical products such as syringes, needles, infusion equipment, face masks, and surgical clothing (personal protective equipment). The installed capacity of this facility is 67.1 million units per month. The Utilization Rate for the year ended December 31, 2020, for production of our Clinical Specialties products at this facility was 40%.

Our Rymco manufacturing facility is certified by Argentine National Administration of Drugs, Foods and Medical Devices (Administración Nacional de Medicamentos, Alimentos y Tecnología Médica), ISO under its 13485 medical standard and TÜV SÜD America.

Funtrition — Bogota, Colombia

Our Funtrition manufacturing facility is located in the city of Bogota, in Colombia, on a 2,935 square meter lot, with approximately 1,400 square meters of floor space. This facility produces products associated with our Softigel brand, including gummies related technologies for OTC products and nutraceuticals. The installed capacity of this facility is 250 tons, or approximately 1.3 million units per month. The Utilization Rate for the year ended December 31, 2020, for production of our Softigel products at this facility was 69%.

Our Funtrition manufacturing facility is certified by INVIMA.

Pharmayect — Bogota, Colombia

Our Pharmayect manufacturing facility is located in the city of Bogota, in Colombia, on a 18,700 square meter lot, with approximately 13,070 square meters of floor space. This facility produces associated with our Clinical Specialties brand, including syringes, injection vials, sterilized powder products, blisters and vials. The installed capacity of this facility is 11.5 million units per month. The Utilization Rate for the year ended December 31, 2020, for production of our Clinical Specialties products at this facility was 69%.

Our Phamayect manufacturing facility is certified by BPM, ISO under its 9001-2015 standard and ICONTEC.

Softcaps — São Paulo, Brazil

Our Softcaps manufacturing facility is located in an industrial complex in the city of Cotia, state of São Paulo in Brazil, on a 9,034 square meter lot, with approximately 5,560 square meters of floor space. There are two buildings; one includes the administrative offices, warehouse and quality control laboratory and the other includes the production areas and cafeteria. This facility produces products associated with our Softigel brand, including Softgel capsule products. The installed capacity of this facility is 180 million units per month. The Utilization Rate for the year ended December 31, 2020, for production of our Softigel products at this facility was 60%.

Our Softcaps manufacturing facility is certified by the ANVISA.

The operating license (licença de operação) in connection with the warehouse and quality control laboratory located at our Softgel manufacturing facility was denied, however, such facilities are still being permitted to operate by the State of São Paulo’s Environmental Agency (Companhia Ambiental do Estado de São Paulo, or “CETESB”). For more information, see “— Legal Proceedings — Operating License.”

Laboratiorios López — El Salvador

Our Laboratiorios López manufacturing facility, which include both the Procaps Salvador, S.A. de C.V. (formerly Laboratorios López) and Biokemical S.A. de C.V. manufacturing plants, is located in the city of San Salvador, in El Salvador, on a 20,277 square meter lot, with approximately 7,956 square meters of floor space. This facility was acquired as part of Procaps’ acquisition of Laboratiorios López and Biokemical S.A. de C.V. in 2014 and currently produces products associated with our Farma Procaps and VitalCare brands, including multiple dosage form products. The installed capacity of this facility is 15,312 kilograms of solids, 61,600 liters of liquids, 5,040 kilograms of semisolids, 3,300 kilograms of semisolids beta-lactams and 403 kilograms of solids beta-lactams per month. The Utilization Rate for the year ended December 31, 2020, for the production of our Farma Procaps and VitalCare products combined at this facility was 65%.

Our Laboratorio López manufacturing facility is certified by El Salvador’s National Directorate of Medicines (Dirección Nacional de Medicamentos, or “DNM”).

Distribution and Logistics

Our logistics team is centralized by line of business in order to enable us to better capture the synergies of our businesses and maintain our operational focus. They operate throughout all countries in which we have a presence and assist us with the transportation of our products, delivering approximately 4,000 tons per year worldwide.

We use a network of third-party transportation companies for customized services, which are regulated by INVIMA, ANVISA, the International Air Transport Association, World Customs Organization (Organización Mundial de Aduanas), the International Chamber of Shipping and other applicable regulatory agencies where we operate.

In total, we make approximately 150 international shipments per month directly from our manufacturing facilities using a specialized fleet.

Our products are stored in self-owned storages in Barranquilla and Bogota in Colombia, El Salvador and Brazil, and with third-party storage facilities that meet all of the requirements of our products in terms of space and environmental conditions.

Raw Materials and Material Sourcing

Affordable, high-quality raw materials and packaging components are essential to all of our business segments due to the nature of the products we manufacture. We use a broad and diverse range of raw materials in the design, development, and manufacturing of our products. This includes, but is not limited to, key materials such as gelatin, starch and iota carrageenan for our Softgel products, packaging films for our Rx and OTC products, and glass vials and syringes for injectable fill-finish for certain of our Rx and Diabetrics products. The raw materials that we use are sourced externally on a global basis and are generally available from multiple suppliers. Supplies of certain raw materials and product delivery systems may be more limited, as they are available from one or only a few suppliers and may require extensive compatibility testing before we can use them. For more information on the risks associated with the raw materials we use and their sourcing, please see “Risk Factors — Risks Related to Procaps — Risks Related to Product Development and Manufacturing — Our future results of operations are subject to fluctuations in the costs, availability, and suitability of the components of the products we manufacture, including active pharmaceutical ingredients, excipients, purchased components, and raw materials. In addition, the COVID-19 pandemic may interfere with the operations of certain of our direct or indirect suppliers or with international trade for these supplies, which could raise our costs or reduce the productivity or slow the timing of our operations, which could have a material adverse effect on our business, financial condition and results of operations.”

Globally, our supplier relationships could be interrupted due to natural disasters and international supply disruptions, including those caused by pandemics or geopolitical and other issues. For example, commercially usable gelatin is available from a limited number of sources. In addition, much of the gelatin we use is bovine derived. Past concerns of contamination from BSE have narrowed the number of possible sources of particular types of gelatin. If there were a future disruption in the supply of gelatin from any one or more key suppliers, there can be no assurance that we could obtain an alternative supply from our other suppliers. Any future restriction that were to emerge on the use of bovine-derived gelatin from certain geographic sources due to concerns of contamination from BSE could hinder our ability to timely supply our customers with products and the use of alternative non- bovine-derived gelatin for specific customer products could be subject to lengthy formulation, testing and regulatory approval periods.

We work very closely with our suppliers to assure continuity of supply while maintaining excellence in material quality and reliability. We continually evaluate alternate sources of supply, although we do not frequently pursue regulatory qualification of alternative sources for key raw materials due to the strength of our existing supplier relationships, the reliability of our current supplier base, and the time and expense associated with the regulatory process. Although a change in suppliers could require significant effort or investment by us in circumstances where the items supplied are integral to the performance of our products or incorporate specialized material such as gelatin, we do not believe that the loss of any existing supply arrangement would have a material adverse effect on our business. See “Risk Factors — Risks Related to Procaps — Risks Related to Product Development and Manufacturing — Our future results of operations are subject to fluctuations in the costs, availability, and suitability of the components of the products we manufacture, including active pharmaceutical ingredients, excipients, purchased components, and raw materials. In addition, the COVID-19 pandemic may interfere with the operations of certain of our direct or indirect suppliers or with international trade for these supplies, which could raise our costs or reduce the productivity or slow the timing of our operations, which could have a material adverse effect on our business, financial condition and results of operations.”

Research and Development

Our R&D activities are directed primarily toward the development of new products and services, and the improvement of our manufacturing processes and delivery technologies. Our R&D platform is centralized in the city of Barranquilla, Colombia, and employs over 280 scientists, technicians and skilled personnel in R&D and innovation, and has developed over 500 pharmaceutical products formulations, resulting in the development of an average of over 150 new products, including more than 50 first time launch products, per year. Procaps has invested $16 million and $13 million in R&D for the years ended December 31, 2020 and 2019, respectively.

Our R&D capabilities have led to the development of our Softgel proprietary delivery systems which drives our Nextgel business segment and our Rx and OTC product portfolio, allowing us to focus on the development and sale of high-growth and premium pharmaceutical products which we believe are subject to less pricing pressures when compared to more generic pharmaceutical products. The Nextgel business segment’s product development proposals involve a significant amount of R&D, among other efforts, which enables Procaps to apply its proprietary Softgel technologies to existing products (such as converting an existing product to a Softgel dosage form). Some of our Softgel technologies include our standard Softgel capsule; Versagel, our versatile plant-based Softgel shell; Chewgel, a chewable Softgel capsule; Unigel, a smart Softgel capsule which incorporates other delivery systems into a single Softgel capsule; and G-tabs, gelatin coated tablets that are easy to swallow and we believe, based on current technology, to be impossible to counterfeit. In addition, our R&D capabilities have allowed us to develop gummies related technologies for our Funtrition OTC products. For more information on such products and technologies, see “— Products and Services.”

Intellectual Property

Our corporate culture focuses on innovation and R&D, which has resulted in the development of over 500 pharmaceutical product formulations. We rely on a combination of know-how, trade secrets, patents, copyrights, trademarks, and other intellectual property, nondisclosure and other contractual provisions, and technical measures to protect a number of our products, services, processes and intangible assets. These proprietary rights are important to our ongoing operations as 99% of our current Rx and OTC product portfolio is proprietary.

We have applied in Colombia, the United States and certain other countries for registration of a number of trademarks, service marks, and patents, some of which have been registered and issued, and also hold common law rights in various trademarks and service marks. As of December 31, 2020, have been granted 39 patents and have 35 patents pending approval.

The table below sets forth the product type/technology for which our patents granted relate, the jurisdiction of registration, the expiration date and the type of patent. None of our patents listed below have been licensed from third parties or have expired.

Patents Granted as of December 31, 2020
Product Type/Technology	Jurisdiction of Registration		Expiration Date	Type of Patent
Unigel Technology	COLOMBIA		7/18/2031	Apparatus and Process Patent
Simplified machine (used for lab-scale prototyping)	COLOMBIA		12/30/2034	Utility Models
Ribbon Printing (used to print capsules in a continuous process)	COLOMBIA		8/29/2034	Utility Models
Isoface Formulation	COLOMBIA		12/30/2034	Product and Process Patent
Ophthalmic containers	ECUADOR		7/18/2031	Design Patent
Nasal Spray Container	ECUADOR		12/30/2034	Design Patent
Unigel Technology	MEXICO		2/28/2029	Apparatus and Process Patent
Degassing apparatus for dissolution media in analytical process	COLOMBIA		7/18/2031	Utility Models
Cytogel Process	COLOMBIA		7/18/2031	Process Patent
Unigel Technology	EUROPE		12/30/2034	Patent
Unigel Technology	COLOMBIA		2031	Apparatus and Process Patent
Ribbon Printing (used to print capsules in a continuous process)	CANADA		2031	Patent
Electronic Dosage Dispensing System	UNITED STATES		2031	Patent
Unigel Technology	UNITED STATES		2031	Patent
Unigel Technology	UNITED STATES		2031	Patent
Unigel Technology	UNITED STATES		2031	Patent
Ribbon Printing (used to print capsules in a continuous process)	UNITED STATES		2031	Patent
Unigel Technology	KOREA		2031	Apparatus, Process and Product Patent
Unigel Technology	JAPAN		2031	Apparatus, Process and Product Patent
Blefadex Composition	COLOMBIA		ND	Product Patent
Cynclor Project	UNITED STATES		ND	Method of Use Patent
Blefadex Composition	UNITED STATES		7/18/2031	Product Patent
Unigel Technology	UNITED STATES		12/30/2034	Apparatus and Process Patent
Blefadex Composition	JAPAN		8/29/2034	Product Patent
Laboratory-scale encapsulation device	COLOMBIA		12/30/2034	Utility Models
Unigel Technology	BRAZIL		7/18/2031	Apparatus, Process and Product Patent
Unigel Technology	CANADA		12/30/2034	Apparatus, Process and Product Patent
Blefadex Composition	MEXICO		2/28/2029	Product Patent
Unigel Technology	SPAIN		7/18/2031	Apparatus, Process and Product Patent
Unigel Technology	GERMANY		7/18/2031	Apparatus, Process and Product Patent
Unigel Technology	SWITZERLAND (CH	)	12/30/2034	Apparatus, Process and Product Patent
Unigel Technology	FRANCE		2031	Apparatus, Process and Product Patent
Unigel Technology	UNITED KINGDOM		2031	Apparatus, Process and Product Patent
Unigel Technology	ITALY		2031	Apparatus, Process and Product Patent
Unigel Technology	POLAND (PL	)	2031	Apparatus, Process and Product Patent
Unigel Technology	PORTUGAL		2031	Apparatus, Process and Product Patent
Unigel Technology	SWEDEN (SE	)	2031	Apparatus, Process and Product Patent
Cynclor Project	UNITED STATES		2031	Process Patent
Blefadex Composition	BRAZIL		2031	Product Patent

The table below set forth the product type/technology for which our patent applications relate, the jurisdiction in which the registration was applied for, the application date and the type of patent.

Patent Applications Pending Approval as of December 31, 2020

Product Type/Technology	Jurisdiction of Registration	Filing/ Publication Date	Type of Patent
Isoface Formulation	VENEZUELA	7/24/2003	Product and Process Patent
Unigel Technology	JAPAN	12/1/2016	Product Patent
HME Technology	UNITED STATES	2015-01-06 2015-09-09 2016-07-07	Product and Process Patent
Unigel Technology	UNITED STATES	8/19/2019	Product Patent
HME Technology	EUROPE	2015-09-10 2017-11-15	Product and Process Patent
Blefadex Composition	VENEZUELA	6/29/2016	Product Patent
HME Technology	CANADA	7/14/2016	Product and Process Patent
Blefadex Composition	ECUADOR	2016-11-23 2016-12-30	Product Patent
Blefadex Composition	PERU	2017-06-27 2017-09-15	Product Patent
Blefadex Composition	EL SALVADOR	6/29/2017	Product Patent
Blefadex Composition	DOMINICAN REPUBLIC	2017-06-29 2019-06-15	Product Patent
Blefadex Composition	GUATEMALA	7/3/2017	Product Patent
HME Technology	EL SALVADOR	7/5/2017	Product and Process Patent
HME Technology	GUATEMALA	7/5/2017	Product and Process Patent
HME Technology	MEXICO	2017-07-05 2018-11-09	Product and Process Patent
HME Technology	PERU	2017-07-05 2017-09-05	Product and Process Patent
HME Technology	BRAZIL	2015-09-10 2018-03-13	Product and Process Patent
HME Technology	DOMINICAN REPUBLIC	2017-07-06 2018-11-15	Product and Process Patent
HME Technology	ECUADOR	7/19/2017	Product and Process Patent
Blefadex Composition	EUROPE	2017-07-27 2017-12-06	Product Patent
Blefadex Composition	COSTA RICA	2017-07-28 2017-11-07	Product Patent
HME Technology	COSTA RICA	2017-08-01 2018-01-25	Product and Process Patent
HME Technology	KOREA	2017-08-02 2018-09-17	Product and Process Patent
Unigel Technology	UNITED STATES	2/13/2019	Apparatus Patent
Unigel Technology	UNITED STATES	2/13/2019	Apparatus Patent
SGC Drying System	UNITED STATES	2016-12-21 2017-12-21 2018-08-19 2019-03-28 2019-10-21 2020-06-06 2021-01-14	Product Patent

Patent Applications Pending Approval as of December 31, 2020
Product Type/Technology	Jurisdiction of Registration	Filing/ Publication Date	Type of Patent
Electronic Dosage Dispensing System	UNITED STATES	2012-05-25 2013-05-28 2017-06-12 2020-04-03 2020-11-11	Apparatus Patent
Vegan Gummies	PCT	8/30/2019	Product and Process Patent
Face Mask	UNITED STATES	6/26/2020	Product Patent
Unigel Proudcts (Diclofenac)	UNITED STATES	7/23/2020	Product Patent
Ivermectin SGC Formula	PCT	9/30/2020	Product Patent
Cholesterol Extraction Process	PCT	9/30/2020	Process Patent
Ivermectin Oral Solution	PCT	12/30/2020	Product Patent
Unigel Technology	UNITED STATES	3/19/2021	Apparatus Patent
Unigel Technology	MEXICO	05/11/2015 22/06/2021	Product Patent

Furthermore, as of December 31, 2020, we hold over 5,300 trademarks, with 360 pending approval. Additionally, as of December 31, 2020, we have over 3,450 drug registration, with over 120 pending approval.

We do not consider any individual patent, trademark or license to be material to our overall business.

Corporate Responsibilities and Environmental, Social, and Governance (ESG)

Our facilities and operations are subject to various environmental laws and regulations. We undergo periodic internal audits relating to environmental, health and safety requirements in order to maintain compliance with applicable laws and regulations in each of the jurisdictions in which we operate. Additionally, pursuant to an agreement with one of our shareholders, IFC, we are required to comply with IFC’s Performance Standards on Social & Environmental Sustainability, permit environmental and social representatives of IFC to visit our facilities on an annual basis and provide IFC with an annual sustainability report, among other requirements.

We have made, and continue to make, expenditures necessary to comply with applicable environmental laws; however, we do not believe that the costs for complying with such laws and regulations have been or will be material to our business. We do not have any material remediation liabilities outstanding.

While we believe that climate change could present risks to our business, including increased operating costs due to additional regulatory requirements, physical risks to our facilities, water limitations and disruptions to our supply chain, we do not believe these risks are material to our business in the near term.

We are committed to doing business in an ethical manner. We have a long history of environmentally sound and efficient operations, safe and healthy working conditions, and active participation in the communities where we are located. As reflected in our Social Responsibility, Quality of Life and Integrated Management Policies, we are, and remain, committed to maintaining an environment that motivates all employees to achieve personal development (physical, mental, social and emotional), acquire new competencies, skills and abilities, and promote the proper attitudes to improve their interpersonal skills and enhance their future employment prospects in the changing and competitive market we operate. Our human development, hiring and training process includes:

•        selecting qualified personnel for each position that show potential for development and that identify with our organizational moto of “Vision, Mission, Values, Policies, Key Strategic Objectives and Structure”;

•        assimilation into our corporate culture;

•        training in processes and procedure;

•        job-specific training;

•        continuous training and educational programs on new or updated standards, and key and strategic competencies;

•        promoting activities and training to improve the health of our employees and protection from occupational risk factors; and

•        encouraging and supporting self-development, self-monitoring, individual and collective learning, and promoting continuous self-improvement.

In addition, Procaps is in the process of designing a carbon neutrality strategy which we expect to launch by the end of 2021 with the goal of (i) calculating our baseline carbon footprint and comparing it to the footprint of similar businesses to identify a benchmark, (ii) identifying greenhouse gas emissions mitigation opportunities, and (iii) developing a strategy combining mitigation and offsetting to become carbon neutral by a date to be determined.

Regulatory Matters

The manufacturing, processing, formulation, packaging, labeling, testing, storing, distributing, advertising, and sale of our products and services are subject to regulation by a variety of agencies in the localities in which our products are sold. In addition, we manufacture and market certain of our products in accordance with standards set by various organizations, including the FDA, Health Canada, MHRA, TGA, Cofepris and ISO. We believe that our policies, operations, and products comply in all material respects with existing regulations to which we are subject.

The manufacturing, distribution, and marketing of healthcare products and the provision of certain services for development-stage pharmaceutical products are subject to extensive ongoing regulation by INVIMA, ANVISA, the FDA, other regulatory authorities in the countries in which we operate.

Colombian Regulations

A majority of our products are manufactured in Colombia, where four of our six manufacturing facilities are located. INVIMA is the Colombian regulatory authority charged with inspecting and supervising the marketing and manufacturing of health products, identifying and evaluating the violation of health standards or procedures, and implementing best practices and providing medical approval for the import and export of products.

INVIMA carries out periodic inspections of our facilities, processes and products to verify compliance with cGMP and Good Laboratory Practices in accordance with the regulations established by the World Health Organization (“WHO”) in the Technical Report Series 823 - 32nd Report of the WHO Expert Committee on Specifications for Pharmaceutical Preparations (the “WHO Report 32”). In addition, our facilities are also subject to regulation and inspection by the Colombian Agricultural Institute (Instituto Colombiano Agropecuario, or “ICA”), a public entity attached to the Colombian Ministry of Agriculture and Rural Development (Ministerio de Agricultura y Desarrollo Rural), responsible for controlling agricultural health in Colombia. The ICA is charged with inspecting our plants to verify compliance with cGMP for the production of products for veterinary use, also in accordance with the provisions of the WHO Report 32.

United States Regulations

The FDA has jurisdiction over certain of our Rx, OTC pharmaceutical products and API. The FDA’s jurisdiction extends to the manufacturing, testing, labeling, packaging, storage, distribution, and promotion of these products. We are committed to consistently provide our customers with high quality products that adhere to “current Good Manufacturing Practices” (“cGMP”) regulations promulgated by the FDA.

All facilities where Rx and OTC products are manufactured, tested, packaged, stored, or distributed for the U.S. market must comply with FDA, cGMPs and regulations promulgated by competent authorities in the countries, states and localities where our manufacturing facilities are located. All of our drug products destined for the U.S. market are manufactured, tested, packaged, stored, and distributed according to cGMP regulations. The FDA performs periodic audits to ensure that our FDA registered manufacturing facility remains in compliance with all appropriate regulations.

In addition, certain of our subsidiaries are subject to other healthcare laws, including the U.S. Federal Food, Drug, and Cosmetic Act, the Public Health Service Act, the Controlled Substances Act, and comparable state and foreign laws and regulations in certain of their activities.

Third parties develop and manufacture APIs for use in certain of our pharmaceutical products that are sold in the U.S. and other global markets. API manufacturers typically submit a drug master file to the regulatory authority that provides the proprietary information related to the manufacturing process. The FDA inspects the manufacturing facilities to assess cGMP compliance, and the facilities and procedures must be cGMP compliant before API may be exported to the United States.

Brazilian Regulations

Certain of our products are manufactured in Brazil, where one of our six manufacturing facilities are located. ANVISA is the Brazilian regulatory agency that is responsible for the approval and supervision of food, cosmetics, tobacco, pharmaceuticals, health services, and medical devices, among other products, and carries out sanitary control and inspection activities in ports, airports and the border regions.

ANVISA is charged with the protection of the Brazilian population’s health through sanitary control over the production and marketing of products and services, including facilities, processes, materials and technologies related thereto. We may only operate our facilities subject to the jurisdiction of ANVISA once we have received ANVISA’s approval. In addition, all of our pharmaceutical products must be submitted to ANVISA for approval before being offered to our customers in Brazil. As a governmental agency, ANVISA has police power over sanitary controls, as a result, in the event an inspection reveals non-compliance with its regulations, it may shut down businesses, suspend the sale of products, appropriate and seize items, or issue fines.

In addition to approvals from ANVISA, we also require the approval of CETESB, an agency of the government of the State of São Paulo responsible for the control, inspection, monitoring and licensing of activities that generate pollution, to operate our facilities in Brazil. CETESB is responsible for granting operating licenses for our facilities and carries out frequent inspections to assess whether there have been any changes to the environmental impact caused by our activities. For information on current regulatory proceedings involving CETESB, please see “— Legal Proceedings.”

El Salvador Regulations

Certain of our products are manufactured in El Salvador, where one of our six manufacturing facilities are located. DNM is the El Salvadorian regulatory agency that is responsible for safeguarding the health of the country’s population through the regulation and surveillance of pharmaceutical, cosmetic, hygienic, chemical products, medical devices and raw materials.

The DNM is the competent health authority in El Salvador charged with authorizing and registering all pharmaceutical products in El Salvador and is responsible for regulating the importation and manufacturing of pharmaceutical products, implementing price controls, and controlling of distribution chains. The DNM acts based on the guidelines established by the Central American Technical Regulation (Reglamento Técnico Centroamericano) which is a guide based on the WHO Report 32, to implement the best practices in the manufacturing, storage, distribution and sale of pharmaceutical products. The DNM is also responsible for certifying that pharmaceutical laboratories in El Salvador comply with cGMP.

Other Regulatory Requirements

We are also subject to various federal, state, local, national and transnational laws, regulations, and requirements in Colombia, Brazil, the United States and other countries in which we operate, relating to safe working conditions, laboratory and distribution practices, and the use, transportation and disposal of hazardous or potentially hazardous substances. In addition, applicable import and export laws and regulations require us to abide by certain standards relating to the cross-border transit of finished goods, raw materials and supplies and the handling of information. We are also subject to various other laws and regulations concerning the conduct of our non-U.S. operations, including the U.S. Foreign Corrupt Practices Act, the U.K. Anti-Bribery Act, and other anti-bribery laws and laws pertaining to the accuracy of our internal books and records.

The costs associated with our continued compliance with the various applicable federal, state, local, national and transnational regulations to which we are subject could be significant, and the failure to comply with such legal requirements could have an adverse effect on our results of operations and financial condition. See “Risk Factors — Risks Related to Procaps — Risks Related to Laws and Regulations — Failure to comply with existing and future regulatory requirements could adversely affect our results of operations and financial condition or result in claims from customers,” for additional discussion of the costs associated with complying with the various regulations.

For the years ended December 31, 2020 and 2019, we were subject to six regulatory audits by ANVISA, the FDA, Health Canada, MHRA, the Saudi Arabia Food and Drug Administration, and the TGA, all of which were successfully completed. Over the last five fiscal years, we successfully completed approximately 15 regulatory audits.

Quality Assurance

We are committed to ensuring and maintaining the highest standard of regulatory compliance while providing high quality products to our customers. To meet these commitments, we have developed and implemented a company-wide quality management system. We have approximately 640 employees focusing on quality and regulatory compliance. Our senior management team is actively involved in setting quality policies and standards, as well as managing internal and external quality performance. Our quality assurance department provides quality leadership and supervises our quality systems programs. An internal audit program monitors compliance with applicable regulations, standards, and internal policies. In addition, our facilities are subject to periodic inspection by the INVIMA, ANVISA, the FDA, and other equivalent local, state, and foreign regulatory authorities, as applicable, as well as IFC. All INVIMA, ANVISA, FDA and other regulatory inspectional observations have been resolved or are on track to be completed at the prescribed timeframe provided in commitments to the applicable agency in all material respects. We believe that our operations are in compliance in all material respects with the regulations under which our facilities are governed.

Environmental Matters

Our operations are subject to a variety of environmental, health, and safety laws and regulations, including those of the Colombian Ministry of Environment and Sustainable Development (Ministerio de Ambiente y Desarrollo Sostenible), the Brazilian Institute of the Environment and Renewable Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis), and equivalent state, local, and national regulatory agencies in each of the jurisdictions in which we operate. These laws and regulations govern, among other things, air emissions, wastewater discharges, the use, handling, and disposal of hazardous substances and wastes, soil and groundwater contamination, and employee health and safety. Our manufacturing facilities use, in varying degrees, hazardous substances in their processes. We believe that our operations are in compliance in all material respects with the environment, health, and safety regulations applicable to our facilities. Additionally, we are required to comply with IFC’s Performance Standards on Social & Environmental Sustainability, among other requirements. For more information, see “— Corporate Responsibilities and Environmental, Social, and Governance (ESG)”.

Employees

As of December 31, 2020, we had more than 4,700 full-time and temporary employees worldwide. Approximately 40 of our employees in our Rymco and Softgel manufacturing facilities are currently represented by industry labor union organizations. With respect to our technical talent, we employ more than 280 scientists, technicians and skilled personnel in R&D and innovation.

We are committed to our continued efforts to increase diversity and foster an inclusive work environment that supports the global workforce and the communities we serve. We recruit the best people for the job regardless of gender, ethnicity or other protected traits and it is our policy to fully comply with all laws applicable to discrimination in the workplace. Our diversity, equity and inclusion principles are also reflected in our employee training and policies. We continue to enhance our diversity, equity and inclusion policies which are guided by our senior management team.

We believe that we provide robust compensation and benefits to its employees. In addition to salaries, these programs, which vary by country/region, can include a 401(k) plan, healthcare and insurance benefits, health savings and flexible spending accounts, paid time off, family leave, among many others. We believe that our employee relations are satisfactory.

The table below sets forth the approximate number of our employees by geographic region as of December 31, 2020.

	South America	Central America	North America	Total
Approximate number of employees as of December 31, 2020	4,028	747	11	4,786

In addition to our executive officers, we rely on six senior management members to lead and direct our business. The members of the senior management team hold positions in areas such as optimization of corporate value, audit and internal corporate controls, human resources, corporate legal and regulatory affairs, and marketing and R&D.

Legal Proceedings

We are involved in investigations, claims, lawsuits and other proceedings arising in the ordinary course of business. These matters involve personnel and employment issues, regulatory matters, contract, administrative and tax proceedings, among others, arising in the ordinary course of business, involving total contingencies of $1.8 million. On December 31, 2020, our total contingencies relating to legal proceedings in which our external legal counsel has identified the risk of loss as being probable and/or for which a provision had been recorded in our Consolidated Financial Statement were: (i) $1.4 million related to tax claims, (ii) $0.2 million related to labor claims, and (iv) $0.2 million related to administrative claims.

Claims may be filed against us in the future including by, but not limited to, third parties, employees (of our own or made available by service providers) and federal, state or local bodies due to transactions and procedures carried out by us or companies we acquire in the future.

Other than as described below, we do not believe that any of our current legal or administrative proceedings could individually cause a material adverse effect on our business, financial condition or results of operations.

Colombian Social Security and Taxes

Historically, Procaps has paid certain benefits to its employees that, according to prior interpretation of applicable Colombian labor and tax laws, were not considered as part of an employee’s salary for purposes of calculating taxable employee compensation. In 2012, the interpretation of what constitutes part of an employee’s compensation began to change in Colombia, which resulted in Procaps having to eliminate certain employee benefits such as transportation assistance and certain performance bonuses, and amend its overall policies relating to performance bonuses, in order to comply with such change in interpretation. Although Procaps has made considerable efforts to comply with such laws, it is possible that monetary penalties and additional labor taxes will be imposed on Procaps by the Colombia’s Ministry of Finance’s Pension and Parafiscal Management Unit (Unidad de Gestion Pensional y Parafiscal, or “UGPP”) for the periods prior to the implementation of such changes to employee benefits instituted by Procaps. Although Procaps has been subject to administrative proceedings by the UGPP in the past for alleged failures to pay social security benefits, which have resulted in non-material penalties and fines, there can be no assurances that future proceedings will not be initiated against Procaps which could result in material fines and liabilities.

Environmental Proceedings

Certain of our operations, primarily those conducted in Brazil through our subsidiary, Colbras Industria e Comercio Ltda., has been subject to administrative environmental legal proceedings, including a proceeding initiated by CETESB alleging a breach of environmental law due to unauthorized disposal and storage of hazardous substances in at our São Paulo facilities in 2013. On May 18, 2020, a final decision in favor of Colbras Industria e Comercio Ltda. was granted, resulting in no liability to the company. Under Brazilian law, certain environmental administrative proceedings trigger a corresponding criminal proceeding by the Brazilian Federal Police (Polícia Federal do Brasil). The criminal proceeding linked to the above-mentioned administrative proceeding was suspended as a result of the final administrative decision.

Operating License

Colbras Industria e Comercio Ltda.’s license of operation (licença de operação) in connection with the warehouse and quality control laboratory located at our Softgel manufacturing facility in the city of Cotia, State of São Paulo, Brazil was denied by CETESB on May 9, 2013, due a legal proceeding initiated against Etesco Construcoes e Comercio LTDA (“Etesco”), the developer of the industrial park where such facilities are located, alleging non-compliance by Etesco with certain environmental requirements related to the distance of the facilities from the Coitia River and the percentage of “green area” (área verde) surrounding the park. CETESB has allowed our warehouse and quality control laboratory to operate until the proceeding against Etesco is resolved. In the event such proceeding is resolved negatively against Etesco, CETESB may not grant us a license of operations which could force us to suspend operations of the warehouse and quality control laboratory located at our Softgel manufacturing facility.

Management of Procaps

Executive Officers and Senior Management Team

References in this section to “we”, “our”, “us”, the “Company”, or “Procaps” generally refer to Procaps and its consolidated subsidiaries.

The names, ages, and current positions of Procaps’ current executive officers and members of its senior management team are listed in the table below. Procaps expects that these executive officers and members of its senior management team will continue as executive officers and members of the senior management team of Holdco following the Business Combination.

Name	Age	Title
Ruben Minski	69	Chief Executive Officer, Chairman
Sergio Andres Mantilla Gomez	47	Chief Financial Officer
Dr. Camilo Camacho	47	President
Carlos Piocuda Russo	37	Head of Optimization of Corporate Value
Grethel Moreno Romero	57	Vice-President of Audit and Internal Controls
Marcela Carvajalino Pagano	54	Vice-President of Corporate and Legal Affairs
Mauricio Castañeda Caballero	44	Vice-President of Human Resources
Luis Alberto Palacios Aragon	57	Vice-President of International Marketing and R&D

Executive Officers

Ruben Minski.    Upon the closing of the Business Combination, Mr. Minski will serve as the Chief Executive Officer of Holdco. Mr. Minski has been the founder and Chief Executive Officer of Procaps since 1976. Mr. Minski received a Chemical Engineering degree from Northeastern University in Boston, Massachusetts. He also participated in the Owners/President Management program at the Harvard Business School, and the CEOs’ II: The Next Step in Strategic Management and the CEOs’ Management Programs at Northwestern University’s Kellogg School of Management. Currently, he is a member of the board of directors of Procaps, Gelco S.A.S., Descafeinadora Colombiana S.A. — Descafecol and Endeavor Colombia. Ruben Minski is the brother of Jose Minski, a director of Procaps and director nominee for Holdco.

Sergio Andres Mantilla Gomez.    Upon the closing of the Business Combination, Mr. Gomez will serve as the Chief Financial Officer for Latin America of Holdco and will report directly to Holdco’s Global Chief Financial Officer. Mr. Mantilla has served as Procaps’ Chief Financial Officer since August 2018. Mr. Mantilla has over 20 years of combined experience in investment banking and corporate finance mainly in the consumer, media and pharmaceutical industries, having held several finance and corporate positions at industry leaders. Mr. Mantilla currently serves on the board of directors of Laboratorios Vivax Pharmaceutical S.A., a Venezuelan company 100% owned by members of the Minski Family. Prior to joining Procaps, he served as Chief Financial Officer of Colombia’s RCN Televisión from January 2015 to June 2018 and as Corporate Finance Director of Alpina Productos Alimenticios S.A. (“Alpina”) from June 2007 to January 2015. Prior to joining RCN Televisión and Alpina, Mr. Mantilla held positions as an investment banker in local and international investment banks such as Abacus Capital, Helm Investment Advisors, Merrill Lynch and Corporación Financiera Colombiana S.A. He holds a BS in Industrial Engineering from Universidad de Los Andes in Colombia and an MBA from Haas School of Business at University of California, Berkeley. He also holds complimentary studies in finance, private equity and general management from at Columbia University, Stanford University, Harvard University and University of California, Berkeley.

Dr. Camilo Camacho.    Upon the closing of the Business Combination, Dr. Camacho will serve as President of Holdco. Dr. Camacho has served as Procaps’ President since April 2021. Prior to joining Procaps, Dr. Camacho served as General Manager at Abbott Laboratories’ Established Pharmaceutical Division (EPD) of the Colombia region from 2014 to 2018 and of the North Latin America region from 2018 to 2021. There he led the integration of Abbott Laboratories in Colombia after its acquisition of CFR Pharmaceuticals, and after Laboratorio Franco Colombiano Lafrancol S.A.S. (“Lafrancol”) was acquired by CFR Pharmaceuticals in Colombia. Previously he worked for CFR Recalcine Colombia as a General Manager, Lafrancol as Vice President and Novartis de Colombia as Product Manager. He received his Medical Degree from the Escuela Colombiana de Medicina, Colombia, a Specialist in Pharmacology from the Universidad Nacional de Colombia, and an MBA from the INALDE Business School Colombia.

Senior Management Team

Carlos Piocuda Russo.    Upon the closing of the Business Combination, Mr. Piocuda will serve as Head of Optimization of Corporate Value of Holdco. Mr. Piocuda has been a member of Procaps’ senior management team since 2019. Mr. Piocuda has also served as a financial manager at Procaps since 2015. Mr. Piocuda received an MBA from Universidad del Norte in Colombia. Mr. Piocuda has over 12 years of combined experience having held financial and administrative positions in the oil and gas and pharmaceutical industries. He is currently Head of Optimization of Corporate Value of Procaps, managing strategic projects including portfolio optimization, digital transformation and profitability initiatives.

Grethel Moreno Romero.    Upon the closing of the Business Combination, Ms. Moreno will serve as Vice-President of Audit and Internal Controls of Holdco. Ms. Moreno holds a BS in Systems Engineering from Universidad del Norte in Colombia as well as an MBA where she specialized in Finance and Senior Management studies. Her experience of more than 30 years in management positions in the financial and internal audit areas in the oil and gas and pharmaceutical industries has allowed her to lead project structuring processes, mergers and acquisitions operations, equity sale transactions, syndicated loans with local and international banks, strategic planning, among other responsibilities. Ms. Moreno has served as Vice-President of Audit and Internal Controls of Procaps since September 2018, and has led the establishment of corporate guidelines aimed at strengthening Procaps’ control system processes.

Marcela Carvajalino Pagano.    Upon the closing of the Business Combination, Ms. Carvajalino will serve as the Vice-President of Corporate and Legal Affairs of Holdco. Ms. Carvajalino has served as Vice-President of Corporate and Legal Affairs of Procaps since 2013. Ms. Carvajalino is an attorney with a law degree from Universidad del Norte in Colombia where she specialized in Negotiation and Conflict Management, and Senior Management of Corporate Reputation. Ms. Carvajalino has over 28 years of experience, where she has worked in the industrial and health sectors, and led processes of organizational transformation, strategic planning and reputational development with an emphasis on legal, corporate and human resources issues, and defining corporate policies and processes. Ms. Carvajalino has also served as an executive member of several boards of directors of private organizations and associations.

Mauricio Castañeda Caballero.    Upon the closing of the Business Combination, Mr. Castañeda will serve as Vice-President of Human Resources of Holdco. Mr. Castañeda has served as Vice-President of Human Resources of Procaps since August of 2014. Mr. Castañeda holds a degree in Business Administrator from Universidad de la Sabana in Colombia. He also holds complimentary studies in specialization of Strategic Marketing from Colegio de Estudios Superiores de Administración in Colombia and an MBA from INALDE Business School in Colombia. He has over 20 years of experience in the mass retail, insurance, and health sectors, where he has led organizational planning and transformation processes, strategic planning of human resources with emphasis on the design of succession plans, labor legislation and complementary reforms, and variable compensation systems, among other projects.

Luis Alberto Palacios Aragon.    Upon the closing of the Business Combination, Mr. Palacios will serve as Vice-President of International Marketing and R&D of Holdco. Mr. Palacios has served as Vice-President of International Marketing and R&D of Procaps since 2019. Mr. Palacios graduated from the Universidad del Pacifico in Peru with a Business Management degree. He later received an MBA in Marketing and Business Management from the American University of Paraguay and leadership training at Northwestern University’s Kellogg School of Management. He has 35 years of varied and extensive experience in the Latin America pharmaceutical sector, performing different commercial functions managing clients, especially health professionals from different Latin American countries. He has served Procaps for the past six years as the head of Procaps’ Farma Procaps business for Colombian operations, leading commercial management and international marketing practice, promoting the development of science and innovation.

Management Structure

In addition to our executive officers and our senior management team, each of our operating segments (Nextgel, Procaps Colombia, CAN, CASAND and Diabetrics) is managed by a Vice-President that reports directly to the President.

The table below shows our management structure.

GRUPO PROCAPS

Years of experience
Years at Procaps
Board of Directors
CEO
Ruben Minski
CFO
Sergio Mantilla
Optimization of Corp. Value
Audit and Internal Control
Marketing and R&D
President
Camilo Camacho
Human Resources
Mauricio
Corporate and Legal Affairs
VP – Procaps Colombia
VP – Nextgel
Luis G.
VP – CAN
Rodrigo
VP – CASAND
Eduardo Herrera
VP – Diabetrics
Jorge Sierra

Procaps Executive Officer and Senior Management Team Compensation

For the year ended December 31, 2020 and 2019, Procaps’ executive officers and senior management team received an aggregate compensation of approximately $2.0 million and $1.9 million, respectively. The aggregate compensation paid directly or indirectly to Procaps’ executive officers and senior management team consists of: (i) wages paid by our subsidiary, Procaps Group S.A.; (ii) consulting fees paid to certain of Procaps’ executive officers and senior management team members by Horslig GMBH or Pharminter GMBH, indirect subsidiaries of Procaps; and (iii) employee benefits.

Our executive officers and senior management team are employed by our subsidiary Procaps Group S.A. and participate in such company’s benefit plan and government pension plan on the same basis as its other employees located in Colombia.

The company has a strategic variable bonus system that grants compensation for achievement of both financial and tactical objectives, these bonuses represent approximately 30% of total compensation. The plan is and is adjusted on a semi-annual and annual basis.

Director Compensation

Procaps does not pay any compensation to directors who are executives or employees of Procaps. For non-executive/employee directors, Procaps pays a meeting fee of $3,000 per meeting attended by such director, plus reimbursement of reasonable expenses incurred by such directors in connection with such meetings.

Procaps Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis provide information which Procaps’ management believes is relevant to an assessment and understanding of Procaps’ results of operations and financial condition. This discussion and analysis should be read together with the section of this proxy statement/prospectus entitled “Selected Historical Consolidated Financial Information of Procaps” and the audited consolidated financial statements and related notes of Procaps’ that are included elsewhere in this proxy statement/prospectus. This discussion and analysis should also be read together with the section of this proxy statement/prospectus entitled “Information About Procaps” and the unaudited condensed combined pro forma financial information as of and for the year ended December 31, 2020 in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information”. In addition to historical financial information, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. See the section entitled “Cautionary Note Regarding Forward-Looking Statements”. Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or elsewhere in this proxy statement/prospectus.

Overview

Founded in 1977 by the Minski family, Procaps is a leading integrated international healthcare and pharmaceutical company. Our mission focuses on health improvement, offering services and pharmaceutical products that adhere to international quality standards, being innovative and promoting education for a healthier way of life and well-being for individuals around the world.

Procaps’ business model focuses on four strategic cornerstones to drive growth. First, we have state-of-the-art manufacturing capabilities that allow us to provide innovative delivery technologies. Our corporate culture focuses on innovation and R&D, which has enabled us to offer extensive scientific expertise with more than 280 scientists, technicians and skilled personnel and over 500 formulations, allowing us to develop an average of over 150 new products, including more than 50 first time launch products, per year. Second, our regional footprint and vertical integration enables organic growth opportunities and synergies. We currently operate six manufacturing facilities in Latin America including first FDA-approved pharmaceutical plant in South America and Central America and sell and distribute products to over fifty distinct markets. Third, our Rx and OTC product portfolio is driven by our proprietary delivery systems, allowing us to focus on the development and sale of high-growth and premium pharmaceutical products which we believe are subject to less pricing pressures when compared to more generic pharmaceutical products. Finally, we have an extensive track record of developing new businesses and growing via mergers and acquisitions, which is evidenced by the development of one of our in-house business incubation, Diabetrics, which took place in 2015, and several successful acquisitions throughout Latin America (including, but not limited to the acquisitions of Rymco S.A., Laboratorios Lopez and Biokemical S.A. de C.V.)) which took place between 2012 and 2016.

Procaps is primarily engaged in developing, producing and marketing pharmaceutical solutions and consists of the following five operating segments: Nextgel, Procaps Colombia, Central America North (“CAN”), Central America South and the Andalusian Region (“CASAND”) and Diabetrics. These segments operate in both the B-to-B and the B-to-C market.

Business Segments

Nextgel

Our Nextgel business segment, operated under our Softigel brand, is the iCDMO arm of Procaps, which offers services specializing in Softgel and operates globally in the B-to-B market, more specifically in Colombia, the United States and Brazil. Procaps is the top Softgel manufacturer in South and Central America and top three in the world in terms of Softgel production capacity, according to an independent third-party industry analysis report. The iCDMO agreements with our top-tier customers range from five to ten-year terms. Our Nextgel operating segment has 126 clients across more than 32 countries and the key products that we manufacture in this segment includes Softgel pharmaceutical products such as Advil, Apronax, multivitamins, Vitamin D and Dotex.

Procaps Colombia, CAN and CASAND

These three operating segments serve each of its respective regional B-to-C markets by offering the following key product lines/business units:

Rx Pharmaceutical Products Our Rx product line comprises the Farma Procaps and the Clinical Specialties brands/business units.

Farma Procaps formulates, manufactures and markets branded prescription drugs. It represents a high growth portfolio that focuses on nine therapeutic areas (including feminine care products, pain relief, skin care, digestive health, growth and development, cardiology, vision care, central nervous system and respiratory). Farma Procaps formulates and manufactures more than 465 products for over 100 brands. Some of the key products include female care, digestive health, vision care, growth and development, central nervous systems, cardiology and respiratory products.

Clinical Specialties is a leading provider of high-complexity care treatments to private institutions regionally. Its diverse product portfolio, including over 150 products, targets various in-demand therapeutic areas and develops, manufactures and markets high-complexity drugs for hospital use such as antibiotic, blood clot, personal protective equipment, immunosuppressant, oncology and analgesics products.

OTC Product Line

Our OTC product line primarily consists of the VitalCare brand/business unit. VitalCare develops, manufactures and markets OTC consumer healthcare products through an extensive portfolio focused on over ten high-prevalence therapeutic areas (including gastrointestinal, skin care, cough and cold, analgesics, urological, and vitamin, minerals and supplements) at what we believe to be accessible and appealing price points and includes more than 175 brands. Our Colmed OTC product line, which is part of our VitalCare business unit, consists of products in the following categories: antibiotics, anti-infective, anti-parasitic, cardiovascular, feminine care, cutaneous antimycotic, pain killers, gastro intestinal, hormonals, metabolic, endocrine, nervous system, ophthalmic, osteoarticular, respiratory, diet supplements and vitamins and minerals. We market and sell our OTC products in the following key regional markets: Honduras, Nicaragua, El Salvador, the U.S., Guatemala, Panama, Costa Rica, Ecuador, Dominican Republic, Peru and Bolivia.

Procaps Colombia primarily serves the Latin America market, CAN primarily serves the Honduras, Nicaragua, El Salvador, United States and Guatemala markets, and CASAND primarily serves the Panama, Costa Rica, Ecuador, Dominican Republic, Peru and Bolivia markets.

Diabetrics

We believe our Diabetrics operating segment, which is comprised of our Diabetrics brand/business unit, is an attractive regional B-to-C diabetes-focused treatment and management platform that focuses primarily on the Colombian market. It has experienced significant growth since it began its operations in 2015. It has a unique business model when compared to our competitors, as it aims to cover the full spectrum of needs of patients with diabetes by providing products and services such as blood glucose meters, telemonitoring, Rx oral anti-diabetics products, cosmeceuticals (cosmetics that have medicinal properties for diabetic care), insulin delivery systems and other diabetes solutions.

The Business Combination

On March 31, 2021, Union, Procaps, Holdco and Merger Sub entered into the Business Combination Agreement. As a result of the transactions contemplated by the Business Combination Agreement, each of Union and Procaps will become direct wholly-owned subsidiaries of Holdco and each of the Procaps Shareholders and the shareholders of Union will own all the issued and outstanding shares of Holdco, nominal value $0.01 per share.

Union also entered into separate Subscription Agreements with the PIPE Investors, pursuant to which, and subject to the terms and conditions thereto, the PIPE Investors have collectively subscribed for an aggregate of 10,000,000 SPAC Ordinary Shares for a purchase price of $10.00 per SPAC Ordinary Share and an aggregate purchase price of $100,000,000. The PIPE Investment will be consummated, and each SPAC Ordinary Share subscribed for by the PIPE Investors will be exchanged for one Holdco Ordinary Shares, substantially concurrently with the closing of the Business Combination.

Pursuant to the Business Combination Agreement each of the following transactions occurred, or will occur, in the following order:

•        Step 1: Procaps formed Holdco, a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg, which issued 4,000,000 Holdco Redeemable A Shares to Procaps. Holdco then formed Merger Sub, an exempted company incorporated under the laws of the Cayman Islands.

•        Step 2: The PIPE Investment will be consummated and immediately thereafter Merger Sub will merge with and into Union, with Union surviving such merger and becoming a direct wholly-owned subsidiary of Holdco and, in the context of the Merger, (a) all SPAC Ordinary Shares outstanding will be exchanged with Holdco for the right to receive Holdco Ordinary Shares pursuant to a share capital increase of Holdco, (b) each SPAC Warrant will become a Holdco Warrant exercisable for Holdco Ordinary Shares, on substantially the same terms as the SPAC Warrants, and (c) Holdco shall enter into the Warrant Amendment with SPAC and Continental, to amend and assume SPAC’s obligations under the SPAC Warrant Agreement to give effect to the conversion of SPAC Warrants to Holdco Warrants.

•        Step 3: Immediately following the consummation of the Merger and prior to the Exchange, Holdco will redeem all 4,000,000 Holdco Redeemable A Shares held by Procaps as a result of the incorporation of Holdco at their nominal value.

•        Step 4: Immediately following the consummation of the Merger and the redemption of all the Holdco Redeemable A Shares, pursuant to the Exchange Agreements, each of the Procaps Shareholders, effective on the Exchange Effective Time, will contribute its respective Procaps Ordinary Shares to Holdco in exchange for Holdco Ordinary Shares, and, in the case of IFC for Holdco Ordinary Shares and 6,000,000 Holdco Redeemable B Shares, to be subscribed for by each such Procaps Shareholder.

•        Step 5: Immediately following the Exchange, Holdco will redeem 6,000,000 Holdco Redeemable B Shares to be owned by IFC for a total purchase price of $60 million in accordance with the IFC Redemption Agreement.

Impact of COVID-19

On March 11, 2020, the World Health Organization designated COVID-19 as a global pandemic. The rapid spread of COVID-19 around the world led to the shutdown of cities as national, state, and local authorities implemented social distancing, quarantine and self-isolation measures. Many such restrictions remain in place, and some state and local governments are re-imposing certain restrictions due to the increasing rates of COVID-19 cases.

COVID-19 pandemic and the responses by government entities to combat the virus have had an adverse impact on our operations by, among other things, increasing absenteeism, affecting logistics and the supply of raw materials and third party supplied finished goods, and preventing many of our employees from coming to work during mandatory quarantine periods. We have responded to such impacts by, among other things, hiring additional personnel to substitute unavailable staff due to quarantine for potential exposure to COVID-19, implementing protocols to protect the health of factory workers, adjusting production schedules, and seeking alternate suppliers where available, and so far, most of our facilities have continued to produce at high levels despite these challenges. However, a number of jurisdictions that relaxed such restrictions, or have experienced limited public adherence with suggested safety measures, such as Brazil, have experienced new surges in COVID-19 cases. Many of these jurisdictions continue to contemplate or implement new or renewed restrictions. In addition, as conditions worldwide continue to evolve, there is uncertainty about the timing of widespread availability and acceptance of vaccines. As such, if the pandemic continues or intensifies, it is possible that these or other challenges may begin having a larger impact on our operations.

We currently continue to operate in all our jurisdictions and are complying with the rules and guidelines prescribed in each jurisdiction. We are closely monitoring the impact of COVID-19 on all aspects of our business in all of our locations. Our first priority has been, and will continue to be, the safety of our employees who continue to come to work and are dedicated to keeping our essential products flowing into the market. We have taken extra precautions at our facilities to help ensure the health and safety of our employees that are in line with guidance from global and local health authorities. Among the precautions implemented, we have generally restricted access to our manufacturing and administrative facilities to essential employees only and permitted a limited number of nonessential employees into other facilities with a strict approval process, implemented a multi-step pre-screening access process before an employee can enter a facility, communicated regularly with employees and provided education and implemented controls related to physical distancing and hygiene measures, implemented remote work arrangements where appropriate, restricted business travel, and shifted the production of our products to a different mix of products in order to meet the changes in demand as a result of the COVID-19 pandemic. To date, these arrangements have not materially affected our ability to maintain our business operations, including the operation of financial reporting systems and our internal audit and accounting controls and procedures.

The COVID-19 pandemic did not have a material impact on our results of operations, cash flows and financial position as of, and for the year ended, December 31, 2020, however, the pandemic had a negative impact on certain aspects of our business and a positive impact on others. The COVID-19 pandemic caused complications in logistics and personnel transport during mandatory quarantine periods. Also, we had to hire additional personnel to substitute unavailable staff due to quarantine for potential exposure to COVID-19. We also incurred additional expenses by contracting third parties to substitute unavailable personnel and purchasing personal protective equipment (“PPE”). Price changes in raw materials also impacted our business, however, we were able counteract the impact of these effects by launching new products, training our sales forces to capitalize on opportunities, implementing fewer discount promotions, generating demand in markets such as Colombia and Central America, and by growing our generic drug business. Although net sales initially decreased during the second quarter of 2020, sales returned to pre-pandemic levels, although with a different mix of products, as of year-end December 31, 2020.

During the year ended December 31, 2020, most of our segments experienced product demand shifts that caused net sales to increase in certain product categories and decrease in other categories. We attribute these demand shifts to consumer and customer behavior changes surrounding the COVID-19 pandemic and the movement and social distancing restrictions put in place to combat the spread of the virus. Furthermore, the COVID-19 pandemic resulted in changes to morbidity rates for certain underlying health conditions which resulted in increased demand for certain products and decreased the demand for other products. We benefited operationally and financially from a significant growth in the sale of certain products such as (i) products that are associated with immunity, such as Vitamin C products (Lemovit, Gumivit, Vitamin C Colmed), Vitamin D products (Deferol, Vitamin D Colmed) and Zinc products (FortZink), (ii) products for preventive or curative effects of COVID-19, such as Kimod (Ivermectin) and Azithromycin Colmed, (iii) anesthetic corticosteroids for use in intensive care unit, such as Tracurion (cisatracurium), rocuronium and vecuronium, and (iv) anti-fluid masks manufactured by our Rymco facilities. The increase in revenue from the increased sales of such COVID-19 related products was partially offset by a decrease in sales of certain products due to the reduction of morbidity rates in connection with certain underlying health conditions that reduced the demand for products such as (i) gastrointestinal products, such as Ezolium, Nytax and Ifaxim, as a result of what we believe to be a healthier diet from eating at home, (ii) products for vaginal infectious diseases, such as Vaxiduo and Albisec, (iii) respiratory products, such as Alercet, Alercet D and Cloperax, as a result of people being at home and having less exposure to smog in cities, and (iv) Intra-hospital anti-infectives products such as Meropenen and Tapectan as a result of the reduction in elective surgical procedures. The net impact of the increases and decreases in the sales of such products resulted in a net increase in gross profit of $1.2 million, which we believe was significantly impacted by the COVID-19 pandemic. We also benefited from our sales distribution model which enables us to have a wide exposure to various pharmaceutical company customers.

Also, during the year ended December 31, 2020, we had incremental operating costs of approximately $7.4 million related to COVID-19, primarily due to the precautions implemented to keep our employees safe as well as increased material costs. We expect that similar costs will continue into 2021.

The full extent to which the COVID-19 pandemic will directly or indirectly impact our business, future results of operations and financial condition will depend on future factors that are highly uncertain and cannot be accurately predicted. These factors include, but are not limited to, new information that may emerge concerning COVID-19, the scope and duration of business closures and restrictions, and the duration and severity of the COVID-19 pandemic, including if new strains of the virus become more prevalent, contagious or harmful. These factors may continue to increase or decrease consumer and/or customer demand for certain products within our business segments. Due to these and other uncertainties, we cannot estimate the length or severity of the impact of the pandemic on our business.

In addition, these dynamics may continue or change now that COVID-19 vaccines have been authorized for emergency use around the world with vaccination programs commencing at various rates. The impact of these vaccination efforts on the evolution of the pandemic globally remains uncertain at this time. Additionally, concerns over the economic impact of COVID-19 have caused extreme volatility in financial and other capital markets which may adversely impact our ability to access capital markets and other financing sources. The situation surrounding COVID-19 remains fluid, and we are actively managing our response and assessing potential impacts to our financial condition, supply chains and other operations, employees, results of operations, consumer demand for our products, and our ability to access capital.

For more information on recent developments affecting our business as a result of the COVID-19 pandemic, see “Information About Procaps — Recent Developments.”

Key Factors Affecting Our Performance

Business Transformation Initiatives

At the end of 2018, Procaps began a process of updating its business model, migrating its product line management scheme to a B-to-B market scheme for its Nextgel iCDMO business segment, and a B-to-C market scheme for its Farma Procaps, Clinical Specialties and VitalCare product lines by dividing them into business segments based on by strategic regions: Colombia, CASAND and CAN, while segmenting Diabetrics as its own business segment. This change in our operating model was formally implemented as of the first three months of 2019. As part of this change in management structure, Procaps appointed executive vice presidents for each new segment/region and certain corporate areas that provide support and guidelines for each business segment.

Foreign Exchange Rates

Our operating network is global, and, as a result, we have substantial revenues and operating expenses that are denominated in currencies other than the U.S. dollar, the currency in which we report our financial results, and are therefore influenced by changes in currency exchange rates. In 2020, approximately 56% of our revenue was generated in currencies other than the U.S. dollar. Functional foreign currencies for certain regional markets such as the Colombia Peso and Brazilian Real, where Procaps has significant operations has experienced significant decrease in value when compared with the U.S. dollar in 2020 as a result of several factors such as the rapid spread of the COVID-19 pandemic, which caused economic distress in those regional markets, significant drop in oil prices, the political climate and uncertainty in such markets. As a result, the devaluation of the Colombia Peso and Brazilian Real had a negative on our results of operations for the year ended December 31, 2020, especially gross profits and our margins.

Trends Affecting our Business:

Research and Development for Pharmaceuticals Industry

Continued strengthening in early-stage development pipelines for drugs and biologics, compounded by increasing clinical trial breadth and complexity, support our belief in the attractive growth prospects for development of delivery solutions. Large companies are in many cases reconfiguring their R&D resources, increasingly involving the use of strategic partners for important outsourced functions. Additionally, an increasing portion of compounds in development are from companies that do not have a full R&D infrastructure, and thus are more likely to need strategic development solutions partners.

In 2020 and 2019, we invested a total of $15.8 million and $13.2 million on company-sponsored R&D activities, respectively. We plan to increase our R&D expenses for the foreseeable future as we continue the development of product candidates and explore further potential applications of our proprietary technologies.

Aging Population in Latin America

Aging population demographics in Latin American countries, combined with health care reforms in many global markets that are expanding access to treatment to a greater proportion of their populations, will continue to drive increases in demand for pharmaceuticals, biologics, and consumer health products. Increasing economic affluence in developing regions will further increase demand for healthcare treatments, and we are taking active steps to allow us to participate effectively in these growth regions and product categories. In accordance with a report by the United Nations Department of Economics and Social Affairs, in 1975, 41% of the population in Latin America was 14 years of age or younger, 55% was between 15 and 64 years of age and 4% was 65 years of age or older, and in 2000, 31%

of the population was 14 years of age or younger, 63% was between 15 and 64 years of age and 6% was 65 years of age or older. Pursuant to the report, it is estimated that by 2025, 22% of the population will be 14 years of age or younger, 68% will be between 15 and 64 years of age and 10% will be 65 years of age or older, and by 2050, 16% of the population will be 14 years of age or younger, 63% will be between 15 and 64 years of age and 21% will be 65 years of age or older.

We believe the market access and payor pressures our customers face, global supply chain complexity, and the increasing demand for improved treatments will continue to escalate the need for product differentiation, improved outcomes, and treatment cost reduction, all of which can often be addressed using our advanced delivery technologies.

Fast Growing Pharmaceuticals Market in Latin America

We participate in the global pharmaceutical and biotechnology industry, which has been estimated to generate more than $1 trillion in annual revenue over the next 8 years, including, but not limited to, the prescription drug and biologic sectors as well as consumer health, which includes the OTC and vitamins and nutritional supplement sectors. Innovative pharmaceuticals continue to play a critical role in the global market, while the share of revenue due to generic drugs and biosimilars is increasing in both developed and developing markets. Sustained developed market demand and rapid growth in emerging economies such as Latin America is driving the consumer health product growth rate to more than double that for pharmaceuticals. Payors, both public and private, have sought to limit the economic impact of pharmaceutical and biologics product demand through greater use of generic and biosimilar drugs, access and spending controls, and health technology assessment techniques, favoring products that deliver truly differentiated outcomes. Additionally, we believe the demand for innovative delivery systems will increase due to growing healthcare expenditures globally (estimated at a compounded annual growth rate of 7% from 2020 to 2024, according to independent third-party industry reports) and the implementation of government reforms to improve the regulatory environment in Latin America and intellectual property protection.

Large and Fast-growing CDMO (Contract Manufacturing Organization) Market

We participate in the CDMO market which, according to independent third-party industry reports, is estimated to grow 6.4% over the next five years. It is also estimated that outsourced pharmaceutical manufacturing will grow 6.5% over the next five years. We believe there is a high potential to increase outsourced pharmaceutical manufacturing worldwide since only approximately 26% of global pharmaceutical manufacturing is currently being outsourced. The CDMO industry is highly fragmented, with the top 10 manufacturers holding less than a 20% market share in terms of revenue, creating opportunities for inorganic growth through consolidation and entry into adjacent markets.

Healthcare Expenditures

We participate in global pharmaceutical and biotechnology industry; healthcare expenditure is expected to reach a compounded annual growth rate of 7% from 2020 to 2022 globally and for Latin America, when compared to 5% globally and 3% for Latin America for the period from 2016 to 2019, according to independent third-party industry reports. We believe this increase in expenditure will be primarily driven by an increasing middle class across Latin America coupled with a rapidly aging population, with the percentage of individuals over 65 years of age expected to increase from 6% in 2020 to 21% by 2050.

Critical Accounting Policies and Estimates

The following is a description of our accounting policies and accounting estimates that we believe are most critical to the portrayal of our financial conditions and results of operations and that require significant, difficult, subjective, or complex judgments. Our significant accounting policies and critical accounting estimates are described in our Consolidated Financial Statements (Notes 3 and 4, respectively) included elsewhere in this proxy statement/prospectus, which have been applied consistently to all the periods presented in the Consolidated Financial Statements.

Management made certain estimates and assumptions during the preparation of the Consolidated Financial Statements in accordance with IFRS. These estimates and assumptions affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities in the Consolidated Financial Statements. These estimates also affect the reported amount of net earnings during the reporting periods. Management bases its estimates and judgments on market information, knowledge, historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ from those estimates. Because of the size of the financial statement elements to which they relate, some of our accounting policies and estimates have a more significant impact on the Consolidated Financial Statements than others.

Management has discussed the development and selection of these critical accounting policies and estimates with the audit committee of our board of directors. A discussion of some of our more significant accounting policies and estimates follows.

Revenue Recognition

Procaps recognizes revenues from the sale of pharmaceutical products and the provision of services primarily related to product development projects. Revenue is measured based on the consideration specified in a contract with a customer and excludes balances collected on behalf of third parties. Procaps recognizes revenue when transferring control of a product or service to a customer and, for development contracts, once the milestones set forth in such agreements are achieved.

Sale of goods

Revenue from the sale of goods is recognized when the control of the goods is transferred (both in export and domestic operations) and the performance obligations have been fulfilled by Procaps, which occurs when the product is delivered to the location specified by the customer, according to the negotiating conditions agreed upon by the parties. Revenues are reduced by discounts or rebates and other similar allowances estimated for customers.

Licensing revenues

Revenue from the sale of intellectual property (licenses) is recognized from the evaluation of whether an entity’s commitment to grant a license provides the customer with a right of access to intellectual property, which is transferred during a certain time, or a right to use the intellectual property of an entity, which is transferred at a specific time.

A license is a commitment to provide a right of access to the entity’s intellectual property if all the following criteria are met:

(a)     the contract requires, or the customer reasonably expects, that the entity carries out activities that significantly affect the intellectual property to which the customer is entitled;

(b)     the rights granted by the license directly expose the customer to the positive or negative effects of the entity’s activities identified in (a) above; and

(c)     those activities do not result in the transfer of a good or service to the customer as such activities take place.

If these criteria are not met, the license grants the customer a right to use the license, and the entry is recognized when the license is granted to the customer.

Transactions in foreign currency

When preparing the financial statements of the individual entities, transactions in a currency other than the functional currency of the entity (foreign currency) are recorded using the exchange rates in effect on the dates on which the transactions are carried out. At the end of each reporting period, monetary items denominated in a foreign currency are reconverted at the exchange rates prevailing at that date. Non- monetary items recorded at fair value, denominated in a foreign currency, are reconverted at the exchange rates in effect on the date on which the fair value was determined. Non-monetary items calculated in terms of historical cost, in foreign currency, have not been reconverted.

For purposes of presenting the Consolidated Financial Statements, the assets and liabilities of Procaps’ foreign currency transactions are expressed in United States Dollars, using the exchange rates prevailing at the end of the reporting period. The items of revenues and expenses are translated at the average exchange rates prevailing in the period. The exchange differences that arise, if applicable, are recognized through other comprehensive income and are accumulated in equity (attributed to the non-controlling interests when appropriate).

The adjustments corresponding to goodwill and the fair value on identifiable assets and liabilities acquired generated in the acquisition of a business abroad, are considered as assets and liabilities of said operation and are converted at the exchange rate in effect at the end of each period over the reporting period. The exchange differences that arise will be recognized through other comprehensive income.

Intangibles assets

Intangible assets with a defined useful life acquired separately are recorded at cost less accumulated amortization and any accumulated impairment loss. Amortization is recognized based on the straight-line method over its estimated useful life. The estimated useful life and depreciation method are reviewed at the end of each reporting period, with the effect of any change in the estimate recorded on a prospective basis. Intangible assets with indefinite useful life that are acquired separately are recorded at cost less any accumulated impairment loss.

Taxes

Income tax expense represents the sum of current income tax payable and the deferred tax.

Current tax

Current tax is based on the fiscal gains registered during the year. The tax profit differs from the gain reported in the consolidated income statement for the year and other comprehensive income, due to the items of income or expenses that are taxable or deductible in other years and items that are never taxable or deductible. The liabilities of Procaps for current tax purposes are calculated using the tax rates enacted or substantially approved at the end of the reporting period.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amount of the assets and liabilities included in the consolidated financial statements and the corresponding tax bases used to determine the tax profit. The deferred tax liability is generally recognized for all temporary tax differences. A deferred tax asset will be recognized, because of all deductible temporary differences, to the extent that it is likely that each entity will have future taxable profits against which to charge those deductible temporary differences. These assets and liabilities are not recognized if the temporary differences arise from the initial recognition (different to that of the Business Combination) of other assets and liabilities in an operation that does not affect the tax profit or the accounting profit. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

A deferred liability should be recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except for those in which Procaps is able to control the reversal of the temporary difference and when there is a possibility that it cannot be reversed in the near future. Deferred tax assets arising from the deductible temporary differences associated with such investments and participations are only recognized, insofar as it is likely that each entity will have future taxable profits against which to charge those temporary differences and when there is the possibility that these can be reversed in the near future.

The carrying amount of a deferred tax asset must be reviewed at the end of each reporting period and reduced, to the extent that it is likely that it will not have sufficient taxable profit in the future to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities should be measured using the tax rates expected to be applied in the period in which the asset is realized or the liability is canceled, based on the rates (and tax laws) that at the end of the reporting period have been approved or practically approved.

The measurement of deferred tax liabilities and deferred tax assets will reflect the tax consequences that would arise from the way in which each of Procaps’ subsidiaries expects, at the end of the reporting period, to recover or settle the carrying amount of their assets and liabilities.

Current and deferred taxes

Current and deferred taxes should be recognized through profit or loss, except when they relate to items listed in other comprehensive income or directly in equity, in which case the current or deferred tax is also recognized though other comprehensive income or directly in the equity, respectively. In cases of business combinations, when the current tax or deferred tax arises from the initial accounting of the business combination, the tax effect is considered within the accounting of the business combination.

Useful life of property, plant and equipment and amortization of intangibles with finite useful life

Procaps reviews the estimated useful life of property, plant and equipment and intangibles with finite useful life at the end of each annual period.

Provisions for contingencies, litigations and lawsuits

The litigation and lawsuits to which Procaps are exposed are managed by Procaps’ legal inhouse legal department. The litigation and lawsuits consist primarily of labor, civil and administrative disputes. Procaps considers a past event to have given rise to a present obligation if, considering all the evidence available at the reporting date, it is likely that there is a present obligation, independent of future events. Procaps considers the occurrence of an event to be more likely than unlikely when the probability of occurrence is greater than 50%, in which case a provision for such an event is recorded. The possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events that are not entirely under Procaps’ control are not recognized in the statement of financial position, but are reported as contingent liabilities. The occurrence or non-occurrence of events that are deemed remote are not recorded or reported. In making such determination, Procaps relies on the professional judgment of internal and external specialist lawyers and legal counsel to determine the possibility of the occurrence of a present obligation. In order to estimate the amounts to be provisioned for litigations and lawsuits, Procaps’ management considers assumptions such as, without limitation, claims liability estimates prepared by attorneys, estimated duration of the litigation or lawsuit and statistical information of claims with similar characteristics, among others.

Impairment of accounts receivable

Procaps evaluates the impairment of its accounts receivable by the expected credit loss model where it determines its value based on the probability of default, the loss due to default (i.e., the extent of the loss in case of default) and the exposure in the default. The assessment of the probability of default and the loss due to default is based on historical data adjusted by prospective information. For further details on other judgments related to accounting policies, see Note 3 to the Consolidated Financial Statements.

Useful lives of right-of-use assets

Right-of-use assets depreciate during the shortest period of the lease term and the useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of use asset reflects that Procaps expects to exercise a purchase option, the asset related to the right of use depreciates during the useful life of the underlying asset. Depreciation begins on the start date of the lease.

Recent Accounting Pronouncements

The recent accounting pronouncements that are issued, but not yet effective or adopted, up to the date of issuance of the Consolidated Financial Statements are contained in Note 5 to our Consolidated Financial Statements. We intend to adopt these new and amended standards and interpretations, if applicable, when they become effective.

Results of Operations

Comparison of the Years Ended December 31, 2020 and 2019

The following table sets forth historical operating results for the periods indicated:

	For the Year ended December 31		Increase/(Decrease)		For the Year ended December 31		Constant Currency Increase/(Decrease)
	2020	2019	$ Change	% Change	2020 – Constant Currency Adjustment	2020 – Constant Currency Basis	$ Change	% Change
	(in thousands of U.S. dollars except percentages)
Revenue	331,467	324,792	6,675	2.1%	32,070	363,537	38,745	11.9%
Cost of sales	(140,153)	(142,294)	2,141	(1.5)%	13,808	(125,496)	16,229	(11.5)%
Gross profit	191,314	182,498	8,816	4.8%	18,262	210,425	27,358	14.9%

Sales and marketing expenses	(69,629)	(84,810)	15,181	(17.9)%	5,362	(64,267)	20,543	(24.2)%
Administrative expenses	(58,631)	(60,257)	1,626	(2.7)%	5,759	(52,872)	7,385	(12.3)%
Finance expenses	(54,489)	(42,983)	(11,506)	26.8%
Other expenses	(7,716)	(4,426)	(3,291)	74.4%
Income (loss) before tax	849	(9,978)	10,827	(108.5)%
Income tax expense	(11,296)	(7,035)	(4,261)	60.6%
Loss for the year	(10,447)	(17,013)	6,566	(38.6)%
Adjusted EBITDA(1)	84,619	59,136	25,483	43.1%	8,836	93,455	34,319	58.0%
Contribution Margin(1)	121,685	97,688	23,997	24.6%	12,900	134,585	36,897	37.8%

____________

(1)      Contribution Margin and Adjusted EBITDA are non-IFRS measures. We include these metrics as supplemental disclosures because we believe they are useful indicators of our operating performance. Contribution Margin and Adjusted EBITDA are well recognized performance measures in the pharmaceutical industry that are frequently used by investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry. However, because Contribution Margin and Adjusted EBITDA are non-IFRS measures and their calculation is not determined in accordance with IFRS, such measures are susceptible to varying calculations and not all companies calculate the measures in the same manner. As a result, Procaps’ calculation of Contribution Margin and Adjusted EBITDA as presented may not be directly comparable to similarly titled measures by other companies. For more information on Contribution Margin, Adjusted EBITDA and other non-IFRS financial measures, please see “— Non-IFRS Financial Measures”.

Net revenue

Procaps recognizes net revenue from the sale of pharmaceutical products and licensing revenue. Net revenue increased by $6.7 million, or 2.1%, from $324.8 million for the year ended December 31, 2019 to $331.5 million for 2020. On a constant currency basis, net revenue increased by $38.7 million, or 11.9%, from $324.8 million for the year ended December 31, 2019 to $363.5 million for the year ended December 31, 2020.

The increase in net revenue for the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily due to the launch of certain new innovative products and the increase in demand for certain existing products due to promotional and marketing activities, as well as consumers’ increased health awareness.

Products such as Levothyroxine, Azithromycin, Esomeprazole and Deferon experienced an increase in sales of $3.5 million from $8.7 million for the year ended December 31, 2029 to $12.2 million for the year ended in December 31, 2020. Additionally, the sale of new products in our Diabetrics segment (primarily Preventia complex and Atovarol 80) increased sales revenue in the segment by $0.9 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. Furthermore, the roll out of new products (such as Gestavid DHA, Ezolium and Clenox) in the CASAND region generated an additional $3.4 million in sales for the year ended December 31, 2020 compared to the year ended December 31, 2019. Also, our Funtrition product line increased its sales by approximately $7.0 million for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily from an increase in sales of its gummies and probiotics line (including sleep, stress, focus, mood, turmeric and immunity gummies). The increase in sales of vitamin D in Brazil and Acetaminophen in Ecuador contributed to an increase in revenue of $3.2 million and $3.0 million, respectively, for the year ended December 31, 2020 compared to the year ended December 31, 2019. Additionally, Procaps has observed an increase in demand for its products due to its implementation of marketing strategies focused on adapting to mandatory lockdowns imposed by several countries, which prevented sales representatives from operating within hospitals and clinics, by increasing the promotional presence of its products through attractive pricing and increased investment in digital advertising, all of which enabled Procaps to directly promote its products to the general public.

The increase in net revenue was partially offset by product brands which were divested by Procaps in 2019, which generated revenues of approximately $7.0 million for the year ended December 31, 2019, which did not occur in 2020. Procaps did not divest itself of any product brands in 2020. Procaps initiated a strategy to more efficiently manage its sales to distributors to reduce such distributors’ inventory on hand (the “Trade Day Reduction Strategy”). The Trade Day Reduction Strategy has mainly been implemented by Procaps in Colombia and the CASAND region. The strategy has decreased Procaps’ revenue growth for the year ended December 31, 2020 but increased its bargaining power vis-a-vis distributors and reduced distributors’ bargained discount, resulting in improved product margins. The Trade Day Reduction Strategy reduced the distributors’ days of inventory on hand (i.e. “trade days”) by 33 days in CASAND and 25 days in Colombia.

Cost of sales and Gross profit

The cost of sales represents the direct costs of producing the goods sold by Procaps, such as cost of the materials and labor directly used to create the good. Gross profit is net of revenue less cost of sales.

Cost of sales decreased by $2.1 million, or 1.5%, from $142.3 million for the year ended December 31, 2019 to $140.2 million for the year ended December 31, 2020. Gross profit increased by $8.8 million, or 4.8%, from $182.5 million for the year ended December 31, 2019 to $191.3 million for the year ended December 31, 2020. On a constant currency basis, cost of sales decreased by $16.2 million, or 11.5%, from $141.7 million for the year ended December 31, 2019 to $125.5 million for the year ended December 31, 2020. Gross profit increased by $27.4 million, or 14.9%, from $183.1 million for the year ended December 31, 2019 to $210.4 million for the year ended December 31, 2020.

The decrease in cost of sales for the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily due to the increase in efficiency as a result of certain strategic planning activities of Procaps. Strategic planning activities focused marketing and sales efforts on customers and products that have higher margins due to lower production costs, which decreased cost of sales by approximately $1.5 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. Furthermore, Procaps increased its production efficiencies through process automation and improvements in batch production management. For example, Procaps started a project in its Northern Central America operations to standardize packaging for similar products that in turn reduces unit manufacturing costs and expenses. Optimized batch production management allows Procaps to manufacture its products in increased batch sizes which in turn reduces per-unit production costs. This resulted in a decrease in costs of approximately $2 million for the year ended December 31, 2020 compared to the year ended December 31, 2019.

Procaps has also invested in certain technologies in its production plants that reduces cost of production, such as technology to shorten the drying time of gummies in our Funtrition product line, which is traditionally one of the more expensive processes for gummy production. This technology resulted in an increase in production of approximately 255 tons for the year ended December 31, 2020 compared to the year ended December 31, 2019, and a decrease in costs and expenses associated with production of approximately $1.5 million for the year ended December 31, 2020 compared to the year ended December 31, 2019.

Sales and marketing expense

Sales and marketing expense include primarily expenses incurred for promotional activities, such as marketing expenses, sales force and logistics expenses. Sales and marketing expense decreased by $15.2 million, or 17.9%, from $84.8 million for the year ended December 31, 2019 to $69.6 million for the year ended December 31, 2020. On a constant currency basis, sales and marketing expense decreased by $20.5 million, or 24.2%, from $84.8 million for the year ended December 31, 2019 to $64.3 million for the year ended December 31, 2020.

The decrease in sales and marketing expense for the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily due to the increase in usage of the digital marketing channels, which is a new trend in the market that is more cost effective than traditional advertising and promotional activities, and a decrease in usage of traditional advertising and promotional activities, resulting in a decrease in sales and marketing expense of approximately $3.5 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. In the year ended December 31, 2020, Procaps initiated a staggered process for migrating to a demand-generating digital scheme, achieving a reduction in the total investment amount needed to obtain certain market presence levels while continuing to expose the market to a wide range of product advertising. The use of digital marketing channels requires certain initial set-up costs and maintenance costs, however, Procaps’ investment in digital marketing channels has allowed Procaps to substantially reduce expenses, such as transportation and lodging, that are incurred for traditional non-digital advertising activities that would typically require in-person interaction. For example, virtual conferences organized by technical subjects and regions allow participants to participate without the need to travel, reducing costs and generating a better return on investment and marketing, and increasing attendance.

Administrative expenses

Administrative expenses include costs incurred for administrative and certain corporate departments, such as payroll, power and utilities, and certain legal and professional expenses. Administrative expenses decreased by $1.6 million, or 2.7%, from $60.3 million for the year ended December 31, 2019 to $58.6 million for the year ended December 31, 2020.

The decrease in administrative expenses for the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily due to the reduction in expenses due to less business travel and associated lodging and the reduction in office and utility expenses due to some of Procaps’ employees working from home as a result of the COVID-19 pandemic, which is anticipated to be an ongoing trend even after the pandemic. The decrease in administrative expenses was partially offset by certain administrative expenses that were incurred as a result of the COVID-19 pandemic, such as expenses incurred for safety pre-cautions during the pandemic to maintain a safe work and production environment for Procaps’ employees and expenses incurred for certain logistic arrangements to minimize Procaps employees’ exposure to COVID-19 through arranging transportation from home to work, lodgings, face masks and PPE, all of which resulted in an increase in administrative expenses of approximately $5.0 million for the year ended December 31, 2020 compared to the year ended December 31, 2019.

Financial expenses

Financial expenses includes certain banking expenses and bank fees, financing interest expenses and interest recognized on the financial liabilities associated with certain put options held by IFC and Hoche and the underlying financial instruments. Financial expenses increased by $11.5 million, or 26.8%, from $43.0 million for the year ended December 31, 2019 to $54.5 million for the year ended December 31, 2020. The increase in financial expenses was primarily due to the increase in interest recognized for the put options financial liabilities, which resulted in increased financial expenses of approximately $13.7 million from $13.7 million for the year ended December 31, 2019 to $27.3 million for the year ended December 31, 2020. Upon the consummation of the Business Combination, the put options held by IFC and Hoche will be cancelled and these associated financial expenses will no longer be incurred.

Income tax expense

Income tax expense includes two components: (i) current tax and (ii) deferred tax. Current tax is calculated based on the tax rate of each jurisdiction. Deferred tax corresponds to the differences generated between the accounting figures and tax figures, which can result in a future income or expense.

Income tax expense increased by $4.3 million, or 60.6%, from $7.0 million for the year ended December 31, 2019 to $11.3 million for the year ended December 31, 2020. The increase in income tax expense was primarily due to (i) the increase in profit before taxes from a loss of $10.0 million for the year ended December 31, 2019 to an income before taxes of $0.8 million for the year ended December 31, 2020 that resulted in an increase in income tax expense of $3.8 million and (ii) the increase in non-deductible expenses that resulted in an increase in income tax expense of $5.2 million. The increase was primarily offset by the decrease in tax expense of $7.9 million due to the exchange effects for reversal rates of certain long-term temporary differences and income taxed at differential rates.

Results by Segments After Inter-Segment Elimination, Excluding Corporate

Results for the year ended December 31, 2020	Reportable segments
	Nextgel	Procaps Colombia	CAN	CASAND	Diabetics
	(in thousands of U.S. dollars)
Net revenue	105,979	114,895	45,613	38,556	22,789
Gross profit	59,930	66,477	31,532	27,803	10,625
Contribution Margin	49,242	45,405	17,447	10,286	6,249

Constant currency basis
Net revenue	120,250	129,331	45,996	39,028	25,653
Gross profit	67,691	75,792	32,226	28,462	11,961
Contribution Margin	55,670	52,073	17,708	10,901	7,035
Results for the year ended December 31, 2019	Reportable segments
	Nextgel	Procaps Colombia	CAN	CASAND	Diabetics
	(in thousands of U.S. dollars)
Net revenue	97,289	120,113	49,679	40,061	22,228
Gross profit	54,173	70,435	33,725	28,939	10,655
Contribution Margin	43,041	41,373	18,471	11,062	5,790
Comparison of results for the year ended December 31, 2020 compared to the year ended December 31, 2019	Reportable segments
	Nextgel	Procaps Colombia	CAN	CASAND	Diabetics
	(in thousands of U.S. dollars)
Net revenue	8,690	(5,218)	(4,066)	(1,505)	561
Gross profit	5,757	(3,958)	(2,193)	(1,136)	(30)
Contribution Margin	6,201	4,032	(1,024)	(776)	459

Constant currency basis
Net revenue	22,961	9,218	(3,683)	(1,033)	3,425
Gross profit	13,518	4,788	(1,499)	(477)	1,306
Contribution Margin	12,629	10,131	(763)	(161)	1,245

Nextgel

Net revenue of the Nextgel segment increased by $8.7 million, or 8.9%, from $97.3 million for the year ended December 31, 2019 to $106.0 million for the year ended December 31, 2020, primarily as a result of an increase in revenue attributable to Procaps Funtrition product line of approximately $7 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. The vitamin D supplement iCDMO product was launched in Brazil, resulting in an increase in sales of approximately $3.2 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. Production capacity was also expanded as a result of the increase in market opportunities. In addition, certain new analgesic products, such as Acetaminophen and Naproxen, were launched in Ecuador and Australia, resulting in an increase in revenue of approximately $3.0 million for the year ended December 31, 2020 compared to the year ended December 31, 2019.

Gross profit of the Nextgel segment increased by $5.8 million, or 10.6%, from $54.2 million for the year ended December 31, 2019 to $59.9 million for the year ended December 31, 2020, primarily as a result of the increase in revenues described above and certain investments in new technology to shorten the drying time of gummies in our Funtrition product line, which is traditionally one of the more expensive processes for gummy production, resulting in a decrease in costs and expenses associated with production of approximately $1.5 million for the year ended December 31, 2020 compared to the year ended December 31, 2019.

Contribution Margin of the Nextgel segment increased by $6.2 million, or 14.4%, from $43.0 million for the year ended December 31, 2019 to $49.2 for the year ended December 31, 2020, primarily as a result of the increase in gross profit that was discussion above and Procaps’ successful transition to increase digital marketing discussed above in “— Results of Operations” that resulted in a decrease in selling expenses of approximately $1.0 million for the year ended December 31, 2020 compared to the year ended December 31, 2019.

On a constant currency basis, net revenue attributable to the Nextgel segment increased by $23.0 million, or 23.6%, from $97.3 million for the year ended December 31, 2019 to $120.3 million for the year ended December 31, 2020, gross profit attributable to the Nextgel segment increased by $13.5 million, or 24.9%, from $54.2 million for the year ended December 31, 2019 to $67.7 million for the year ended December 31, 2020, and Contribution Margin attributable to the Nextgel segment increased by $12.7 million, or 29.5%, from $43.0 million for the year ended December 31, 2019 to $55.7 million for the year ended December 31, 2020.

Procaps Colombia

Net revenue of the Procaps Colombia segment decreased by $5.2 million, or 4.3%, from $120.1 million for the year ended December 31, 2019 to $114.9 million for the year ended December 31, 2020, primarily as a result of the devaluation of the Colombian Peso when compared to the U.S. dollar that contributed a decrease in net revenue of approximately $14.3 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. Furthermore, the Trade Day Reduction Strategy in connection with the Farma Procaps and VitalCare product lines decreased Procaps’ revenue growth for the year ended December 31, 2020. The Trade Day Reduction Strategy reduced the distributor’s trade days for the Farma Procaps and VitalCare product lines by 25 days and 7 days, respectively.

The decrease in net revenue was partially offset by (i) increased demand for certain of Procaps’ products due to its digital advertising strategy referenced above, and (ii) Procaps’ strategic initiative to focus resources on customers and products that generate higher margins and require less working capital. Products such as Levothyroxine, Azithromycin, Esomeprazole and Deferon experienced an increase in sales, resulting in an increase in sales of $3.5 million from $8.7 million for the year ended December 31, 2019 to $12.2 million for the year ended in December 31, 2020. The production capacity of our Rymco manufacturing facilities was expanded as a result of the increase in demand for these products.

Gross profit of the Procaps Colombia segment decreased by $4.0 million, or 5.5%, from $70.4 million for the year ended December 31, 2019 to $66.5 for the year ended December 31, 2020, primarily as a result of the decrease in net revenues as discussed above. Procaps Colombia was able to negotiate higher discounts for certain raw materials (such as Enoxaparin, Menoperen, Tapectam and glass) used in the manufacturing of certain products due to an increase in purchase quantities, resulting in a decrease in raw material costs of approximately $1.3 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. Furthermore, Procaps has increased its production efficiencies through process automation and improvements in batch production management that reduce per-unit production costs.

Contribution Margin of the Procaps Colombia segment increased by $4 million, or 9.7%, from $41.4 million for the year ended December 31, 2019 to $45.4 million for the year ended December 31, 2020, as a result of the decrease in selling expenses of approximately $8.0 million for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily due to Procaps’ successful transition to increase digital marketing discussed above in “— Results of Operations”, and as a result of increased sales due to the roll out of new products during the year ended December 31, 2020.

On a constant currency basis, net revenue attributable to Procaps Colombia increased by $9.2 million, or 7.7%, from $120.1 million for the year ended December 31, 2019 to $129.3 million for the year ended December 31, 2020, gross profit attributable to Procaps Colombia increased by $4.8 million, or 6.7%, from $71.0 million for the year ended December 31, 2019 to $75.8 million for the year ended December 31, 2020, and Contribution Margin attributable to Procaps Colombia increased by $10.2 million, or 24.3%, from $41.9 million for the year ended December 31, 2019 to $52.1 million for the year ended December 31, 2020.

CAN

Net revenue of the CAN segment decreased by $4.1 million, or 8.2%, from $49.7 million for the year ended December 31, 2019 to $45.6 million for the year ended December 31, 2020, primarily as a result of certain product brands that were no longer strategic and which were divested by Procpas in 2019, which generated revenues of approximately $3.1 million for the year ended December 31, 2019, which did not occur in 2020. Procaps did not divest itself of any product brands in 2020. Furthermore, as part of Procaps’ corporate strategy, CAN discontinued a portfolio of renal failure and hemodialysis treatment products during the year ended December 31, 2020, which had generated revenues of $4 million for the year ended December 31, 2019. The decrease in net revenue was partially offset by an increase in revenue of $3.0 million, primarily due to an increase in sales and distribution of VitalCare products in El Salvador, Guatemala, and Honduras due to an increase in the number of distributors in those countries, allowing Procaps to increase the number of sales points and the sales quota in each of the pharmacies where our products are sold.

Gross profit of the CAN segment decreased by $2.2 million, or 6.5%, from $33.7 million for the year ended December 31, 2019 to $31.5 million for the year ended December 31, 2020, primarily as a result of the divestiture of certain product brands in 2019 and the discontinuing of its portfolio of renal failure and hemodialysis treatment products described above. This decrease in gross profit was partially offset by Procaps increasing its media presence by changing its advertisement contracts from individual to a more regional approach, resulting in lower costs, and a restructuring of the management for CAN segment by introducing new regional management for every business unit, resulting in cost reductions of approximately $2.5 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. Furthermore, Procaps increased its production efficiencies through process automation and improvement in batch production management in its El Salvador facilities by standardizing packaging for similar products, reducing unit manufacturing costs and expenses.

Contribution Margin of the CAN segment decreased by $1.0 million, or 5.5%, from $18.5 million for the year ended December 31, 2019 to $17.4 million for the year ended December 31, 2020, primarily as a result of Procaps successful transition to increase digital marketing discussed above in “— Results of Operations” that resulted in a decrease in selling expenses of approximately $1.2 million for the year ended December 31, 2020 compared to the year ended December 31, 2019.

On a constant currency basis, net revenue attributable to the CAN segment decreased by $3.7 million, or 7.5%, from $49.7 million for the year ended December 31, 2019 to $46.0 million for the year ended December 31, 2020, gross profit attributable to the CAN segment decreased by $1.5 million, or 4.4%, from $33.7 million for the year ended December 31, 2019 to $32.2 million for the year ended December 31, 2020, and Contribution Margin attributable to the CAN segment decreased by $0.8 million, or 4.3%, from $18.5 million for the year ended December 31, 2019 to $17.7 million for the year ended December 31, 2020.

CASAND

Net revenue of the CASAND segment decreased by $1.5 million, or 3.8%, from $40.1 million for the year ended December 31, 2019 to $38.6 million for the year ended December 31, 2020, primarily due to the adoption of the Trade Day Reduction Strategy as discussed above, which resulted in distributors’ trade days decreasing by 33 days for the year ended December 31, 2020. The decrease in net revenue was partially offset by (i) the launch of certain new products, such as Gestavid DHA, Ezolimum and Clenox that resulted in an increase in revenue of $3.4 million for the year ended December 31, 2020 compared to the year ended December 31, 2019, and (ii) the implementation of a new policy to lower product discounts, which resulted in additional net revenues of $1.0 million for the year end December 31, 2020 compared to the year ended December 31, 2019.

Gross profit of the CASAND segment decreased by $1.1 million, or 3.9%, from $28.9 million for the year ended December 31, 2019 to $27.8 million for the year ended December 31, 2020, primarily as a result of the reduction in net revenue as discussed above.

Contribution Margin of the CASAND segment decreased by $0.8 million, or 7%, from $11.1 million for the year ended December 31, 2019 to $10.3 million for the year ended December 31, 2020, primarily as a result of Procaps successful transition to increase digital marketing discussed above in “— Results of Operations” that resulted in a decrease in selling expenses of approximately $2.0 million for the year ended December 31, 2020 compared to the year ended December 31, 2019.

On a constant currency basis, net revenue attributable to the CASAND segment decreased by $1.1 million, or 2.7%, from $40.1 million for the year ended December 31, 2019 to $39.0 million for the year ended December 31, 2020, gross profit attributable to the CASAND segment decreased by $0.4 million, or 1.5%, from $28.9 million for the year ended December 31, 2019 to $28.5 million for the year ended December 31, 2020, and Contribution Margin attributable to the CASAND segment decreased by $0.2 million, or 1.8%, from $11.1 million for the year ended December 31, 2019 to $10.9 million for the year ended December 31, 2020.

Diabetrics

Net revenue of the Diabetrics segment increased by $0.6 million, or 2.5%, from $22.2 million for the year ended December 31, 2019 to $22.8 million for the year ended December 31, 2020, primarily as a result of the increase in demand for certain products and integral solutions for diabetes due to the increase in the number of patients diagnosed with diabetes. In Colombia, generally between 35% and 40% of patients with diabetes are diagnosed every year by the Colombia healthcare system, which usually results in an increase in the number of diabetes patients every year. Furthermore, Procaps launched several new products, including Preventia complex, an insulin needle, which resulted in an increase in sales revenue of approximately $0.9 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase in net revenue was partially offset by a decrease in revenue of $3.0 million for the year ended December 31, 2020 compared to the year ended December 31, 2019 due to the devaluation of the Colombian Peso when compared to the U.S. dollar.

Gross profit of the Diabetrics segment decreased by $0.3 million, or 0.3%, from $10.7 million for the year ended December 31, 2019 to $10.6 million for the year ended December 31, 2020, primarily as a result of the increase in net revenue as discussed above.

Contribution Margin of the Diabetrics segment increased by $0.5 million, or 7.9%, from $5.8 million for the year ended December 31, 2019 to $6.2 million for the year ended December 31, 2020, primarily as a result of Procaps successful transition to increase digital marketing discussed above in “— Results of Operations” that resulted in a decrease in selling expenses of approximately $1.5 million for the year ended December 31, 2020 compared to the year ended December 31, 2019.

On a constant currency basis, net revenue attributable to the Diabetrics segment increased by $3.5 million, or 15.6%, from $22.2 million for the year ended December 31, 2019 to $25.7 million for the year ended December 31, 2020, gross profit attributable to the Diabetrics segment increased by $1.3 million, or 11.8%, from $10.7 million for the year ended December 31, 2019 to $12.0 million for the year ended December 31, 2020, and Contribution Margin attributable to the Diabetrics segment increased by $1.2 million, or 21.3%, from $5.8 million for the year ended December 31, 2019 to $7.0 million for the year ended December 31, 2020.

Non-IFRS Financial Measures

Our management uses certain non-IFRS financial information to assess our operating performance across periods and for business planning purposes. We believe the presentation of these non-IFRS financial measures is useful to investors as it provides additional information to facilitate comparisons of historical operating results, identify trends in our underlying operating results and provide additional insight and transparency on how we evaluate our business. We use non-IFRS financial measures to budget, make operating and strategic decisions, and evaluate our performance. Below is a description of the non-IFRS financial measures we have used in this proxy statement prospectus, including any adjustments to the IFRS financial measures derived therefrom. We believe the non-IFRS measures should always be considered along with the related IFRS financial measures. We have provided the reconciliations between the IFRS and non-IFRS financial measures below, and we also discuss our underlying IFRS results throughout the Procaps’ Management’s Discussion and Analysis of Financial Condition and Results of Operations in this proxy statement/prospectus.

The primary non-IFRS financial measures utilized by our management is described below and reflects how we evaluate our current and prior-year operating results. As new events or circumstances arise, our management may alter the definitions of such measures to better reflect our financial performance or adopt new measures in the future. In the event any of these definitions change, or if new non-IFRS financial measures are adopted by our management, we will provide the updated definitions and present the related non-IFRS historical results on a comparable basis.

Use of Constant Currency

As exchange rates are an important factor in understanding period-to-period comparisons, we believe the presentation of certain financial metrics and results on a constant currency basis in addition to the IFRS reported results helps improve investors’ ability to understand our operating results and evaluate our performance in comparison to prior periods. Constant currency information is non-IFRS financial information that compares results between periods as if exchange rates had remained constant period-over-period. We use results on a constant currency basis as one measure to evaluate our performance. Procaps currently presents net revenue, cost of sales, gross profit, sales and marketing expenses, administrative expenses, Contribution Margin and Adjusted EBITDA on a constant currency basis. We calculate constant currency by calculating current-year results (fiscal year ended December 31, 2020) using prior-year (fiscal year ended December 31, 2019) foreign currency exchange rates. Functional foreign currencies for the primary regional markets where we operate, such as the Colombia Peso and the Brazilian Real, were adjusted on a constant currency basis at the exchange rates of COP $3,281.09 per U.S. $1.00 and R$3.9443 per U.S. $1.00, respectively, for the year ended December 31, 2020. We generally refer to such amounts calculated on a constant currency basis as excluding the impact of foreign exchange. These results should be considered in addition to, not as a substitute for, results reported in accordance with IFRS. Results on a constant currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not measures of performance presented in accordance with IFRS.

EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin

We define EBITDA as profit (loss) for the year before interest expense, net, income tax expense and depreciation and amortization. We define Adjusted EBITDA as EBITDA further adjusted to exclude certain isolated costs incurred as a result of the COVID-19 pandemic, certain costs related to business transformation initiatives, certain foreign currency translation adjustments, certain other finance costs adjustments and adjustments in connection with Colombia’s value-added tax (“VAT”) reform. Adjusted EBITDA is one of the key performance indicators we use in evaluating our operating performance and in making financial, operating, and planning decisions. We believe EBITDA and Adjusted EBITDA are useful to investors in evaluating our operating performance compared to other companies in the pharmaceutical industry, as similar measures are commonly used by companies in this industry. We also report Adjusted EBITDA as a percentage of net revenue as an additional measure so investors may evaluate our Adjusted EBITDA margins on net revenue.

The following table provides a reconciliation from profit (loss) for the year to EBITDA and Adjusted EBITDA, and Adjusted EBITDA margins for the years ended December 31, 2020 and December 31, 2019:

	For the year ended December 31		Increase/(Decrease)
	2020	2019	$ Change	% Change
	(in thousands of U.S. dollars except percentages)
Profit for the year	(10,447)	(17,013)	6,566	(38.6)%
Interest expense, net	54,489	42,983	11,506	26.8%
Income tax expense	11,296	7,035	4,261	60.6%
Depreciation and amortization	16,477	16,466	11	0.1%
EBITDA	71,815	49,471	22,344	45.2%
COVID-19 impact adjustments(1)	5,180	—	5,180	100.0%
Business transformation initiatives(2)	1,723	676	1,047	154.9%
Foreign currency translation adjustments(3)	3,905	1,827	2,078	113.7%
Other finance costs adjustments(4)	1,996	1,883	113	6.0%
Colombia VAT tax reform(5)	—	5,279	(5,279)	(100.0)%
Adjusted EBITDA(6)	84,619	59,136	25,483	43.1%
Constant Currency Adjustments	8,836	—	8,836	100.0%
Adjusted EBITDA on Constant Currency Basis	93,455	59,136	34,319	58.0%

Adjusted EBITDA margin	25.5%	18.2%		7.3%
Adjusted EBITDA margin (on Constant Currency Basis	25.7%

____________

(1)      COVID-19 impact adjustments primarily include: (i) $0.5 million expenses incurred for safety pre-cautions during the pandemic, such as office and production infrastructure adaptation to practice social distancing, to maintain a safe work and production environment for the employees, (ii) $1.2 million operating and production expenses incurred in connection with hiring of additional employees and costs paid to third party agencies for such hiring, contractors and production sub-contractors in order to mitigate any decrease in production and operating capabilities of Procaps as a result of employees absenteeism or attrition as a result of the COVID-19 pandemic, (iii) $0.9 million expense incurred for certain logistic arrangements to minimize Procaps employees’ exposure to COVID-19 through arranging transportation from home to work, lodgings, face masks and PPE, (iv) $1.4 million additional costs incurred to acquire certain raw materials that are essential to production due to the lockdowns of suppliers’ factories and ports of entry worldwide, and additional logistic costs due to delays, (v) $0.9 million expenses of certain one-time financial discounts that Procaps provided to its customers, such as medicine distributors, during the COVID-19 pandemic due to financial and liquidity difficulties and customers’ inability to settle invoices as a result of the effects of the COVID-19 pandemic and governmental restrictions such as lockdowns, and (vi) $0.2 million of other miscellaneous expenses resulted from COVID-19 pandemic.

(2)      Business transformation initiatives consists costs and expenses in connection with severance payments made to separate employees from Procaps for certain business transformation initiatives implemented during the years ended December 31, 2020 and 2019.

(3)      Foreign currency translation adjustments represent the reversal of exchange losses recorded by Procaps due to foreign currency translation of monetary balances of certain of its subsidiaries’ from U.S. dollars into the functional currency of those subsidiaries as of December 31, 2020 and 2019.

(4)      Other finance costs adjustments represent non-operating expenses incurred by Procaps, primarily including additional interests incurred by Procaps due to the withholding tax obligations of certain financial institutions outside of Colombia.

(5)      The Colombian government implemented a tax reform in 2019 to exempt VAT from the purchase and sale of drugs within Colombia starting in 2020. For comparability, the impact from the Colombian tax reform consists of the VAT tax expense due to drug sales incurred by Procaps in 2019 and that will not occur going forward.

(6)      IFRS 9 — Financial Instruments requires us to apply a forward-looking model to estimate credit losses of our accounts receivable. The application of the forward-looking credit losses model, together with the write-off of certain accounts receivable balances, resulted in (i) a reversal of selling expenses in the amount of $0.7 million for the year ended December 31, 2020, which had a positive impact on Adjusted EBITDA, and (ii) selling expenses of $2.6 million for the year ended December 31, 2019, which had a negative impact on Adjusted EBITDA. Additionally, Adjusted EBITDA was negatively impacted by inventory provisions and the write down of inventories included in cost of sales in the amount of $5.8 million and $3.1 million for the years ended December 31, 2020 and 2019, respectively.

Contribution Margin

We define Contribution Margin as gross profit less selling expenses. Contribution Margin is one of the key performance indicators we use in evaluating our profitability. We believe Contribution Margin is useful to investors in the evaluating our operating performance compared to other companies in the pharmaceutical industry, as similar measures are commonly used by companies in this industry.

The following table provides a reconciliation from gross profit to Contribution Margin for the years ended December 31, 2020 and December 31, 2019.

	For the Year ended December 31		Increase/(Decrease)
	2020	2019	$ Change	% Change
	(in thousands of U.S. dollars except percentages)
Gross Profit	191,314	182,498	8,816	4.8%
Selling Expenses	(69,629)	(84,810)	15,181	(17.9)%
Contribution Margin	121,685	97,688	23,997	24.6%
Constant Currency Adjustments	12,900	—	12,900	100%
Contribution Margin on Constant Currency Basis	134,585	97,688	36,897	37.8%

Liquidity and Capital Resources

Our principal source of liquidity has been cash flow generated from operations, supplemented by credit arrangements with third parties. The principal uses of cash are to fund operating and capital expenditures, business or asset acquisitions, interest payments on debt, any mandatory or discretionary principal payment on our debt and investments in R&D.

As of December 31, 2020, Procaps’ cash and cash equivalents amounted to $4.2 million. On a pro forma basis, assuming that no Union shareholders exercise redemption rights with respect to their SPAC Ordinary Shares upon consummation of the Business Combination and that the Business Combination was consummated on December 31, 2020, with cash proceeds of $144.2 million, including $95.0 million gross proceeds from the PIPE Investment offset by the cash payment for the redemption of 6 million Holdco Redeemable B Shares for a total purchase price of $60 million and the payment of certain transaction expenses of $27.2 million, Procaps’ cash and cash equivalents would be approximately $145.2 million higher at the Closing of the Business Combination. We expect our capital expenditures to substantially increase in the near future as we seek to execute our strategic objectives, including the possibility of expanding our businesses into new markets and making strategic investments and acquisitions.

We believe that our existing cash and cash equivalents, cash inflows from operations, current lines of credit and the net proceeds to us from the Business Combination will be adequate to meet our anticipated cash needs for the next twelve months and that the net proceeds from the Business Combination will provide us with additional financial flexibility to execute our strategic objectives. We routinely monitor current and expected operational requirements and financial market conditions to evaluate other available financing sources including term and revolving bank credit. In determining our future capital requirements, we regularly consider, among other factors, known trends and uncertainties, such as the current COVID-19 pandemic, and other contingencies.

Our ability to generate cash is subject to our performance, general economic conditions, industry trends and other factors. To the extent that the funds received from the Business Combination, combined with existing cash and cash equivalents are insufficient to fund our future activities and requirements, we may need to raise additional funds through public or private equity or debt financing. Although certain of our lenders have made commitments to make funds available to us in a timely fashion under our revolving credit agreements and overdraft facilities, if economic conditions worsen, including due to the COVID-19 pandemic, or new information becomes publicly available impacting the institutions’ credit rating or capital ratios, these lenders may be unable or unwilling to lend money pursuant to our existing credit facilities. Should our outlook on liquidity requirements change substantially from current projections, we may seek additional sources of liquidity in the future. If we issue equity securities in order to raise additional funds, substantial dilution to existing shareholders may occur. If we raise cash through the issuance of indebtedness, we may be subject to additional contractual restrictions on our business. We cannot assure the investor that we would be able to raise additional funds on favorable terms or at all.

Cash Flow for the Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

The following table summarizes our consolidated statements of cash flows from operations for the year ended December 31, 2020 compared with the year ended December 31, 2019:

	For the year ended December 31
	2020	2019	$ Change
	(in thousands of U.S. dollars)
Net Cash provided by operating activities	52,815	49,976	2,839
Net Cash used in investing activities	(17,286)	(12,112)	(5,174)
Net Cash provided by (used in) financing activities	(22,209)	(28,596)	6,388
Net increase (decrease) in cash	13,320	9,268	4,052

Cash Flows provided by Operating Activities

For the year ended December 31, 2020, net cash provided by operating activities was $52.8 million compared to $50.0 million for the year ended December 31, 2019, an increase of $2.8 million. The increase was primarily the result of the increase in cash generated from operating activities of $29.5 million from $42.3 million for the year ended December 31, 2019 to $71.8 million for the year ended December 31, 2020, which was partially offset by a decrease in cash generated from operating activities due to changes in working capital primarily due to the decrease in trade and other payables as a result of the advance and shorter period of payments requested by certain suppliers for the purchase of raw material and goods to take advantage of suppliers discounts and earlier shipping of materials.

Cash Flows used in Investing Activities

For the year ended December 31, 2020, net cash used in investing activities was $17.3 million compared to $12.1 million during the year ended December 31, 2019. Net cash used in investing activities for the year ended December 31, 2020 consisted primarily of $7.7 million in cash used in the acquisition of property, plant and equipment for certain strategic capacity expansion. Furthermore, Procaps invested $10.2 million in R&D during the year ended December 31, 2020. Net cash used in investing activities increased by $5.2 million primarily as a result of the proceeds from the sale of certain intangible assets in the amount of $7.3 million for the year ended December 31, 2019, which did not occur for the year ended December 31, 2020.

Cash Flows provided by (used in) Financing Activities

For the year ended December 31, 2020, net cash used in financing activities decreased by $6.4 million from $28.6 million for the year ended December 31, 2019 to $22.2 million for the year ended December 31, 2020, primarily due to more accessible working capital lines of credit that resulted in an increase in proceeds from borrowings of $10.3 million from $96.4 million for the year ended December 31, 2019 to $106.7 million for the year ended December 31, 2020, which was partially offset by an increase in payments on borrowings of $4.4 million from $102.0 million for the year ended December 31, 2019 to $106.4 million for the year ended December 31, 2020.

Financial Resources

Procaps’ capital structure consists of net debt (loans offset by cash and bank balances) and consolidated equity (comprised of issued and paid-in capital, reserves, retained earnings and non-controlling interests). Procaps is not subject to any externally imposed capital requirement.

Procaps’ primary indebtedness consists of the outstanding balance of Syndicated Loan (as defined below). The Syndicated Loan includes certain covenants that obligate the borrower and co-debtors thereunder to comply with a series of financial ratios, consisting of a debt to EBITDA ratio, short-term leverage ratio and EBITDA interest coverage ratio as described below under “— Debt Financing — Syndicated Loans — Covenants”. These financial ratios serve as local management parameters.

Procaps analyzes and reviews its capital structure on a quarterly basis. As part of this review, it considers the cost of capital and the risks associated with each class of capital.

As of December 31, 2020, and 2019, we had total borrowings of $442.4 million and $410.6 million, respectively.

Debt Financing and Borrowings

The table below summarizes our outstanding interest-bearing liabilities for the years ended December 31, 2020 and 2019.

	For the year ended December 31
	2020	2019
	(in thousands of U.S. dollars)
Syndicated term loan	81,906	88,781
Other term loan	75,405	66,707
Lease liabilities	36,799	29,794
Factoring obligations	8,074	10,410
Put option agreements	239,273	211,880
Bank overdrafts	902	3,074
Total interest bearing liabilities	$442,359	$410,619

Syndicated Loan

On November 20, 2018, the following subsidiaries of Procaps: (i) Procaps S.A., a subsidiary of Procaps, as borrower; (ii) the following subsidiaries of Procaps, as co-debtors: Laboratorios López S.A. de C.V., C.I. Procaps S.A., Biokemical S.A. de C.V., Pharmarketing Salvador S.A. de C.V., Corporación Distribuidora Internacional S.A. de C.V., CDI Nicaragua S.A., CDI Guatemala S.A., Pharmarketing S.A. (Guatemala), Pharmarketing S.A. (Panama), Pharmarketing Dominicana SRL, Pharmarketing Costa Rica S.A., Diabetrics S.A.S and Crynssen Pharma S.A.S., all of which are subsidiaries of Procaps; and (iii) the following subsidiaries of Procaps, as guarantors: Inversiones Crynseen S.A.S., Inversiones Ganeden S.A.S., Inversiones Henia S.A.S., Inversiones Jades S.A.S., Industrias Kadima S.A.S. and Pharmayect S.A; entered into that certain Loan Agreement (Contrato de Crédito) with the following financial institutions: Bancolombia S.A., Bancolombia S.A. (Panama), Banco Davivienda S.A., Banco de Sabadell S.A. Miami Beach and Banco de Crédito del Perú, as lenders, and Fiduciaria Bancolombia S.A., as administrative agent, which was subsequently amended by Amendment No. 1 to the Loan Agreement (Otrosí No. 1 al Contrato de Crédito) dated December 12, 2018, and Amendment No. 2 to the Loan Agreement (Otrosí No. 2 al Contrato de Crédito) dated June 15, 2020 (collectively, the “Syndicated Loan”).

The Syndicated Loan is comprised of two tranches; tranche A, which is denominated in Colombian Pesos and tranche B, which is denominated in U.S. dollars. Pursuant to the terms of the Syndicated Loan, the borrower can borrow up to (i) COP $131,848,000,000 plus the equivalent of U.S. $21,100,000 in Colombian Pesos, calculated as of the disbursement date, under tranche A and (ii) U.S. $35,000,0000 in U.S. dollars under tranche B. The Syndicated Loan will mature on the seventh anniversary of the initial disbursement to the borrower and shall accrue interest at a rate of IBR (as defined below) plus a spread of 5.30% on the amounts owed under the Colombian Peso denominated tranche A and LIBOR (as defined below) plus a spread of 4.80% on the amounts owed under the U.S. dollar denominated tranche B. The proceeds of the Syndicated Loan are to be used for the pre-payment or refinancing of certain debt obligations of the borrower enumerated in the Syndicate Loan agreement.

As of December 31, 2020, the total amount outstanding under the Syndicated Loan was U.S. $83,119,983, divided as follows: (i) U.S. $51,969,989 (or COP $178,386,986,234) outstanding under tranche A, and (ii) U.S. $31,149,994 outstanding under tranche B.

Covenants

The Credit Agreement contains covenants that, among other things, restrict, subject to certain exceptions, the borrower and co-debtors’ ability to change its line of business; incur additional indebtedness resulting in a Debt/EBITDA Ratio (as defined below) above 3.0; enter into derivative transactions (except for those in connection with the purchase of raw materials or for the purpose of mitigating interest or exchange rate risks); sell or transfer title to operating assets; pay dividends and distributions; engage in mergers and consolidations; amend material agreements governing; create liens on assets; guarantee, indemnify or assume the liabilities of third parties; enter into any financial or operating lease obligation with an option to purchase in an aggregate amount of over COP $85,000,0000,0000 (approximately U.S. $24,763,292); change its fiscal year reporting; engage in certain transactions with affiliates; enter into any joint venture or similar agreements. For purposes of the Syndicated Loan, EBITDA is calculated as income from sales and services, less (i) sales and production costs, less (ii) operating expenses, less (iii) administrative expenses, plus (iv) depreciation, plus (ii) amortizations, plus (iii) provisions, and less (iv) portfolio write-offs.

The Syndicated Loan also contains change-of-control provisions and certain customary affirmative covenants and events of default. The Syndicated Loan also requires compliance with the following ratios: (i) a pro forma consolidated debt of the borrower and the co-debtors to pro forma consolidated EBITDA for the last twelve months of the borrower and co-debtors ratio (“Debt/EBITDA Ratio”) of 3.5 or less, measured every June 30 and December 30; (ii) a short-term leverage ratio (calculated as the pro forma consolidated short-term debt of the borrower and the co-debtors divided by pro forma consolidated EBITDA for the last twelve months of the borrower and co-debtors) of less than 1.0, calculated at the end of each semester; and (iii) an EBITDA interest coverage ratio (calculated as the pro forma consolidated EBITDA for the last twelve months of the borrower and co-debtors divided by the pro forma consolidated interest expenses of the borrower and the co-debtors) of greater than or equal to 3.0, calculated at the end of each semester.

Please note that neither Procaps, nor certain of its subsidiaries are parties to the Syndicated Loan and as a result, they are not subject to the covenants or restrictions set forth therein.

Other Term Loans

The table below summarizes the terms of our other term loans for the years ended December 31, 2020 and 2019.

Currency	Interest Rate Range	Maturity Year	Outstanding balance for the year ended December 31,
			2020	2019
			(in thousands of U.S. dollars)
Colombian Pesos	IBR+ 2% – 5.5% (Variable)	2021–2022	12,205	9,939
Colombian Pesos	6.69%/DTF+ 11.27% – 17%	2020–2022	6,161	6,904
Colombian Pesos	24% (Fixed)	2021	1,296	12
Peruvian Soles	6.00% – 10.85%	2020–2024	7,449	4,392
Brazilian Reais	12.0% – 24.0% (Fixed)	2021–2025	7,436	1,633
U.S. dollar	9.25% (fixed)	2020–2026	40,808	43,827

Lease Liabilities

We had $36.8 million and $29.8 million of lease liabilities as of December 31, 2020 and December 31, 2019, respectively.

Factoring Obligations

We have accounts receivable factoring arrangements with non-related third-party financial institutions (the “Factors”). Pursuant to the terms of the arrangements, we sell to the Factors certain of our accounts receivable balances on a non-recourse basis for credit approved accounts. An administrative fee per invoice is charged on the gross amount of accounts receivables assigned to the Factors, and interest is calculated based on a variable rate ranging from 7% to 21%. The total amount factored on a non-recourse basis and excluded from accounts receivable was $8.1 million and $10.4 million at December 31, 2020 and December 31, 2019, respectively.

Put Options Agreements

IFC was granted a put option by Procaps and the Minski Family pursuant to that certain put option agreement entered into in 2017 (the “IFC Put Option Agreement”), whereby Procaps and the Minski Family agreed to purchase up to 432,271 Procaps Ordinary Shares held by IFC upon IFC’s delivery of a put notice for a price sufficient to provide IFC with an internal rate of return of 12% on IFC’s investment in Procaps, beginning on the 8th anniversary of IFC’s subscription of Procaps Ordinary Shares and ending on the earlier of the eleventh anniversary of such date or the consummation of a qualified initial public offering by Procaps.

Hoche was granted a put option by Procaps and the Minski Family pursuant to that certain put option agreement dated December 23, 2019 (the “Hoche Put Option Agreement”), whereby Procaps and the Minski Family agreed to purchase up to all of Hoche’s Procaps Ordinary Shares upon Hoche’s delivery of a put notice for a price sufficient to provide Hoche with an internal rate of return of 12% on Hoche’s investment in Procaps, beginning on the 8th anniversary of September 1, 2017, and ending on the earlier of the eleventh anniversary of such date or the consummation of a qualified initial public offering by Procaps.

Procaps classified and measured the obligation to buy back Procaps Ordinary Shares from IFC and Hoche at amortized cost and recognized finance expense using the effective interest rate method, including transaction costs. Upon the consummation of the Business Combination, both the IFC Put Option Agreement and the Hoche Put Option Agreement will be cancelled.

Bank Overdraft

We have overdraft facilities available that we use to support our cash management operations. We had $0.9 million and $3.0 million of overdrafts and credit card liabilities outstanding as of December 31, 2020 and December 31, 2019.

Contractual Obligations and Commitments

A summary of our enforceable and legally binding obligations as of December 31, 2020 are set forth in the following table. Some of the amounts included in this table are based on management’s estimates and assumptions about these obligations, including the duration, the possibility of renewal, anticipated actions by third parties and other factors. Because these estimates and assumptions are necessarily subjective, the enforceable and legally binding obligations actually paid in future periods may vary from the amounts reflected in the table.

(U.S. dollars in millions)	2021	2022–2023	2024–2025	After 2025	Total
Long-term debt obligations(1)	$89,604	43,171	40,163	59	172,997
Interest on long-term obligations(2)	12,484	11,387	4,491	1,575	29,937
Finance lease obligations(3)	5,833	3,502	2,181	6,770	18,286
Other long-term liabilities(4)	2,183	3,569	2,700	495	8,946
Total	$110,103	61,629	49,533	8,899	230,165

____________

(1)      Represents gross maturities of our long-term debt obligations, excluding finance lease obligations as of December 31, 2020.

(2)      Represents estimated interest payments relating to our long-term obligations, including our finance lease obligations. Estimated future interest payments on our variable-rate debt obligations were calculated using the interest rates in effect as of December 31, 2020.

(3)      Represents maturities of our finance lease obligations included within long-term debt as of December 31, 2020.

(4)      Represents estimated future payments with respect to our obligations and other liabilities denominated in a currency other than the U.S. dollar, which were calculated using the currency exchange rates in effect as of December 31, 2020.

Deferred tax liabilities were $18.9 million as of December 31, 2020. This amount is not included in the contractual obligations table above because we believe this presentation would not be meaningful. Deferred tax liabilities are calculated based on temporary differences between the tax basis of assets and liabilities and their book basis, which will result in taxable amounts in future years when the book basis is settled. The results of these calculations do not have a direct connection with the amount of cash taxes to be paid in any future periods. As a result, scheduling deferred tax liabilities as payments due by period could be misleading because this scheduling would not relate to liquidity needs.

Our management believes that Procaps’ financial resources and expected future cash flows from operating activities shall be sufficient to satisfy its contractual obligations and commitments.

Off-Balance Sheet Arrangements

There is no commitments or obligations, including contingent obligations, arising from off-balance sheet arrangements with unconsolidated entities or persons that have a material current effect, or that are reasonably likely to have a material future effect, on our financial condition, changes in financial condition, net sales or expenses, results of operations, liquidity, capital expenditures, or capital resources.

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the audit of our consolidated financial statements for the years ended December 31, 2020 and 2019, we identified material weaknesses in our internal controls related to (i) our manual consolidation process lacking the appropriate internal controls to prevent or detect material misstatements in a timely manner and to ensure that financial data recorded was complete and accurate, (ii) our information technology controls not being sufficiently designed and implemented to address certain information technology risks, (iii) the sufficiency of technical accounting resources with an appropriate level of technical experience required for timely and accurate financial reporting in accordance with IFRS, (iv) lack of system controls and effective process to ensure that all manual journal entries are properly reviewed and approved prior to posting to the general ledger, and (v) our controls and monitoring activities not being effective to ascertain whether the components of our internal control are present and functioning.

Our remediation activities are ongoing, and we will continue our initiatives to hire and train competent personnel, effectively implement our internal controls over financial reporting and further document our policies, procedures, and internal controls. We will also test the ongoing operating effectiveness of the new and existing controls in future periods; however, the material weaknesses cannot be considered completely remediated until the applicable controls have operated for a sufficient period and management has concluded, through testing, that these controls are operating effectively.

While we believe the steps taken to date and those planned for implementation will improve the effectiveness of our internal control over financial reporting, we have not completed all remediation efforts. Therefore, as we continue to monitor the effectiveness of our internal control over financial reporting in the areas affected by the material weaknesses described above and will continue to perform additional procedures prescribed by management. For more information on the risks related to material weaknesses in our internal controls, see “Risk Factors — Risks Related to Procaps — Risks Related to Procaps’ Business and Financial Condition — We have identified a material weakness in our internal control over financial reporting. If we are unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and results of operations.”

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to cash flow and earnings fluctuations as a result of certain market risks. These market risks primarily relate to changes in interest rates and foreign exchange rate changes.

Interest Rate Risk

Procaps is exposed to risks in interest rates because it borrows money at both fixed and variable interest rates. Procaps manages this risk by constantly monitoring the macroeconomic variables that determine the variation of the interest rates and to the extent possible, incurring an appropriate combination between fixed rate and the variable rate loan financing. At the end of each reporting period a sensitivity analysis is performed for interest rates determined for financial obligations at the Colombian Depósitos Termino Fijo (Fixed Term Deposit Rate, or “DTF”), the Colombian Indicador Bancario de Referencia (Indicative Benchmark Interest Rate, or “IBR”) and the London Inter-bank Offered Rate (“LIBOR”) at the end of the reporting period, raising awareness of an increase or a decrease of 100 points, which represents management’s assessment of the possible reasonable change in interest rates. For the years ended December 31, 2020, and 2019 the impact of these potential interest rate variations was deemed to be immaterial to our financial results.

Inflation Risk

Inflation for the three most recent years has not had a material impact on Procaps’ net sales or net profit.

Foreign Currency Exchange Risk

Due to the nature of our global operations, we are exposed to cash flow and earnings fluctuations resulting from foreign exchange-rate variation. These exposures are transactional and translational in nature. Since we manufacture and sell our products throughout the world, our foreign-currency risk is diversified. Principal drivers of this diversified foreign-exchange exposure include the Colombia Peso, Brazilian Real, and the Peruvian Soles. Approximately 44% of our revenue is U.S. dollar denominated. Our transactional exposure arises from the purchase and sale of goods and services in currencies other than the functional currency of our operational units. The financial statements of our operations outside of the United States are measured using the local currency as the functional currency. Adjustments to translate the assets and liabilities of these foreign operations in Colombian Pesos, Brazilian Reais and the Peruvian Soles are accumulated as a component of other comprehensive income/(loss) utilizing period-end exchange rates. Foreign-currency transaction gains and losses calculated by utilizing weighted average exchange rates for the period are included in the statements of operations in other (income)/expense, net.

Certain Procaps Relationships and Related Person Transactions

The table below sets forth the entities Procaps has engaged in related party transactions with and their relationship to Procaps.

Related Party	Relationship to Procaps
Fundación Procaps	A Colombian non-profit entity owned 100% by members of the Minski Family.
Industrias Intercaps de Venezuela	A Venezuelan compañía anónima owned 100% by members of the Minski Family and Hoche.
Originates Inc.	A Florida corporation owned 100% by members of the Minski Family.
Gelco S.A.S.	A Colombian sociedad anónima simple that is 25% owned by members of the Minski Family.
Productora de Gelatina S.A.S.	A Colombian sociedad anónima simple that is 25% owned by members of the Minski Family.
Laboratorios Vivax Pharmaceutical S.A.	A Venezuelan compañía anónima owned 100% by members of the Minski Family.
C.I. Naturmega S.A.	A Colombian sociedad anónima owned 100% by members of the Minski Family.
Simviel S.A.S.	A Colombian sociedad anónima simple owned 100% by a member of the Minski Family.
Productora de Gelatina Do Brazil Ltda.	A Brazilian limitada company that is 25% owned by members of the Minski Family.
Pharma Perspectives S.A.	A Costa Rican sociedad anónima owned 100% by members of the Minski Family and Hoche.
Carlton Mega Inversiones S.A.	A Costa Rican sociedad anónima owned 100% by members of the Minski Family and Hoche.
Sognatore Trust	A trust for the benefit of certain members of the Minski Family.
Deseja Trust	A trust for the benefit of certain members of the Minski Family.
Simphony Trust	A trust for the benefit of certain members of the Minski Family.
Tripod Pharma Hld	A Delaware company that was owned 100% by the Minski Family, until its cancellation in December 2020.
Citrus International Inc.	A Panamanian corporation formerly known as known as Batley Enterprises owned 100% by a member of the Minski Family.

Purchase and Sale of Goods and Services and Commercial Operations

Purchase of Goods and Services

Procaps has purchased goods and services in the ordinary course of business in arm’s length transactions under market terms from several related parties. During the years ended December 31, 2020 and 2019, Procaps purchased goods and services from the following companies: (i) C.I. Naturmega S.A.; (ii) Gelco S.A.S.; (iii) Productora de Gelatina S.A.S.; and (iv) Originates Inc. Such goods and services consisted primarily of the sale of refined fish oil, gelatin and other raw materials. For the years ended December 31, 2020 and 2019, Procaps has purchased a total of $11.7 million and $11.0 million in goods and services from these companies, respectively.

Sale of Goods

Procaps has sold goods in the ordinary course of business in arm’s length transactions under market terms to several related parties. During the years ended December 31, 2020 and 2019, Procaps sold goods to the following companies: (i) Laboratorios Vivax Pharmaceutical S.A.; (ii) Originates Inc.; and (iii) C.I. Naturmega S.A. Such goods consisted primarily of raw materials. For the years ended December 31, 2020 and 2019, Procaps has sold a total of approximately $5,000 and $540,000 in goods to these companies, respectively.

Sale of Services

Procaps has sold services in the ordinary course of business in arm’s length transactions under market terms to several related parties. During the years ended December 31, 2020 and 2019, Procaps sold services to the following companies: (i) Gelco S.A.S. and (ii) Productora de Gelatina S.A.S. Such services consisted primarily of technical advisory services. For the years ended December 31, 2020 and 2019, Procaps has sold a total of approximately $84,000 and $222,000 in services to these companies, respectively.

Commercial Operations

Procaps has conducted commercial operations in the ordinary course of business in arm’s length transactions under market terms with several related parties.

During the years ended December 31, 2020 and 2019, Procaps conducted commercial operations with the following companies, generating accounts receivables payable by: (i) C.I. Naturmega S.A.; (ii) Simviel S.A.S.; (iii) Industrias Intercaps de Venezuela; (iv) Originates Inc.; (v) Gelco S.A.S.; (vi) Productora de Gelatina S.A.S.; (vii) Pharma Perspectives S.A.; and (viii) Carlton Mega Inversiones S.A. Such commercial operations consisted primarily of back-office services, leases, technical advisory and sale of finished products and raw materials. For the years ended December 31, 2020 and 2019, Procaps generated a total of approximately $11.7 million and $11.5 million in accounts receivables payable by these companies, respectively.

During the years ended December 31, 2020 and 2019, Procaps conducted commercial operations with the following companies, generating accounts payable to: (i) C.I. Naturmega S.A.; (ii) Simviel S.A.S.; (iii) Fundación Procaps; (iv) Originates Inc.; (v) Gelco S.A.S.; and (vi) Productora de Gelatina S.A.S. Such commercial operations consisted primarily of purchase of raw materials, technical advisory and leases. For the years ended December 31, 2020 and 2019, Procaps generated a total of approximately $4.8 million and $4.1 million in accounts payable to these companies, respectively.

Related Party Donations, Advances, Long-Term Receivables, Loans and Guarantees

Donations

Procaps has made donations to Fundación Procaps in the total amount of approximately $0.6 million and $0.3 million for the years ended December 31, 2020 and 2019, respectively.

Advances

Procaps periodically advances payments for services to be performed by certain related parties, including Simviel S.A.S. As of December 31, 2020, the total amount outstanding advanced by Procaps to Simviel S.A.S. for services to be performed was approximately $108,000.

Long-Term Receivables

Procaps sold pharmaceutical products to Industrias Intercaps de Venezuela and Laboratorios Vivax Pharmaceutical S.A. from 2010 through 2015 which have not been paid. Long-term receivables in connection with such past sales outstanding as of December 31, 2020, owed by Industrias Intercaps de Venezuela and Laboratorios Vivax Pharmaceutical S.A. total approximately $18.2 million and $5.5 million, respectively. All such amounts have been provisioned for by Procaps.

Loans

On January 13, 2013, Sognatore made a loan to Procaps on commercially reasonable, arm’s length terms, in the total amount of $13.7 million. On April 17, 2018, Sognatore made an additional loan to Procaps on commercially reasonable, arm’s length terms, in the total amount of $1.4 million. As of December 31, 2020, the outstanding balance of these loans owed by Procaps to Sognatore was approximately $1.8 million.

On April 19, 2018, Deseja made a loan to Procaps on commercially reasonable, arm’s length terms, in the total amount of $1.3 million. As of December 31, 2020, the outstanding balance of this loan owed by Procaps to Deseja was approximately zero.

On April 19, 2018, Simphony made a loan to Procaps on commercially reasonable, arm’s length terms, in the total amount of $1.3 million. As of December 31, 2020, the outstanding balance of this loan owed by Procaps to Simphony was approximately zero.

On May 30, 2018, Tripod Pharma Hld made a loan to Procaps on commercially reasonable, arm’s length terms, in the total amount of $9.5 million. On September 26, 2018, Tripod Pharma Hld made an additional loan to Procaps on commercially reasonable, arm’s length terms, in the total amount of $4.0 million. As of December 31, 2020, the outstanding balance of these loans owed by Procaps to Tripod Pharma Hld was approximately $7.2 million.

On May 31, 2018, Citrus International Inc. (formerly Batley Enterprises) made a loan to Procaps on commercially reasonable, arm’s length terms, in the total amount of $1.0 million. On June 27, 2018, and September 25, 2018, Citrus International Inc. made additional loans to Procaps on commercially reasonable, arm’s length terms, in the total amount of $3.5 million and $1.0 million, respectively. All amounts owed under these loans have been paid and as of December 31, 2020, the outstanding balance on such loans is zero.

Guarantees

Procaps, S.A., a subsidiary of Procaps, is a guarantor under a loan by Banco Colpatria Multibanca Colpatria S.A., as lender, to C.I. Naturmega S.A., as borrower, the outstanding balance of which as of December 31, 2020 was COP $9,008 million (approximately U.S. $2.6 million).

Other Relationships

Sofgen Pharmaceuticals LLC, one of Procaps’ indirect subsidiaries, and Originates Inc. share payroll services from ADP and have a linked employee 401(k) plan sponsored by Originates Inc. in which Sofgen Pharmaceuticals LLC participates as a participating employer, due to both entities being under common ownership. Prior to the Closing of the Business Combination, Softgen Pharmaceuticals LLC shall put in place its own 401(k) plan, which Procaps does not expect will have a material impact on its business.

Business of Union and Certain Information about Union

References in this section to “we”, “our”, “us”, “SPAC” or “Union” generally refer to Union Acquisition Corp. II.

Overview

Union is a blank check company incorporated as a Cayman Islands exempted company on December 6, 2018, for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more target businesses. Union intends to capitalize on the ability of Union’s management team to identify and select a prospective target business consistent with our business objective.

Union’s registration statement on Form S-1 (File No. 333- 233988)for Union’s IPO was declared effective by the SEC on October 17, 2019. On October 22, 2019, Union consummated its IPO of 20,000,000 SPAC Units, including 2,500,000 units subject to the underwriters’ over-allotment option. Each SPAC Unit consists of one SPAC Ordinary Share, par value $0.0001 per share, and one SPAC Warrant, with each SPAC Warrant entitling the holder to purchase one SPAC Ordinary Share at $11.50 per SPAC Ordinary Share. The SPAC Units were sold at an offering price of $10.00 per SPAC Unit, generating gross proceeds of $200,000,000. Simultaneously with the consummation of the IPO and the sale of the SPAC Units, Union consummated the Private Placement of an aggregate of 6,250,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant, generating total proceeds of $6,250,000.

A total of $200,000,000 of the net proceeds from Union’s IPO and the Private Placement with the Initial Shareholders were deposited in the Trust Account established for the benefit of the Public Shareholders.

The SPAC Units began trading on October 18, 2019 on the Nasdaq under the symbol “LATNU.” Once the securities comprising the SPAC Units began separate trading, the SPAC Units, the SPAC Ordinary Shares, and the SPAC Warrants began trading on Nasdaq under the symbols “LATNU,” “LATN” and “LATNW,” respectively.

Initial Business Combination

Union’s initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the balance in the Trust Account (excluding taxes payable on the income earned on the funds held in trust) at the time of signing the agreement to enter into the initial business combination. Union will only complete a business combination if the post-business combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

Redemption Rights

At any meeting called to approve an initial business combination, Public Shareholders may seek to redeem their shares, regardless of whether they vote for or against the proposed business combination or do not vote at all, for an amount equal to their pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the initial business combination, less any taxes then due but not yet paid. Alternatively, we may provide our Public Shareholders with the opportunity to sell their SPAC Ordinary Shares to us through a tender offer (and thereby avoid the need for a shareholder vote) for an amount equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid.

Our Initial Shareholders, officers, and directors will not have redemption rights with respect to any SPAC Ordinary Shares owned by them, directly or indirectly.

We may require Public Shareholders, whether they are a record holder or hold their shares in “street name,” to either tender their certificates to the Transfer Agent prior to the date set forth in this proxy statement/prospectus, or up to two business days prior to the vote on the proposal by ordinary resolution to approve the Business Combination at the Extraordinary General Meeting, or to deliver their share certificates (if any) and other redemption forms to the Transfer Agent electronically using Depository Trust Company’s (DTC) Deposit/Withdrawal At Custodian (DWAC) system, at such shareholder’s option.

There is a nominal cost associated with the above-referenced delivery process and the act of certificating the shares or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker a nominal amount and it would be up to the broker whether or not to pass this cost on to the holder. However, this fee would be incurred regardless of whether or not we require holders seeking to exercise redemption rights to deliver their share certificates (if any) and other redemption forms prior to a specified date. The need to deliver share certificates (if any) and other redemption forms is a requirement of exercising redemption rights regardless of the timing of when such delivery must be effectuated. However, in the event we require shareholders seeking to exercise redemption rights to deliver their share certificates (if any) and other redemption forms prior to the consummation of the proposed business combination and the proposed business combination is not consummated this may result in an increased cost to shareholders.

Union shareholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is Union’s understanding that Union shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, Union does not have any control over this process and it may take longer than two weeks. Union shareholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically.

Any request for redemption, once made by a holder of public ordinary shares, may not be withdrawn once submitted to Union unless the board of directors of Union determine (in their sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part).

If any holders of Public Shares delivered their shares for redemption to Union’s transfer agent and decide within the required timeframe not to exercise their redemption rights, they may request that Union’s transfer agent return the shares (physically or electronically). The Public Shareholders may make such request by contacting Union’s transfer agent at the phone number or address listed above.

If the initial business combination is not approved or completed for any reason, then our Public Shareholders who elected to exercise their redemption rights would not be entitled to redeem their shares for the applicable pro rata share of the Trust Account as of two business days prior to the consummation of the initial business combination. In such case, we will promptly return any shares delivered by public holders.

Limitation on Redemption Rights

Notwithstanding the foregoing, a Public Shareholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the Public Shares (i.e., in excess of 2,032,974 Public Shares) in connection with any vote on a business combination. Union has no specified maximum redemption threshold under the SPAC Articles, other than the aforementioned 15% threshold. Accordingly, all Public Shares in excess of the 15% threshold beneficially owned by a Public Shareholder or group will not be redeemed for cash.

Each redemption of SPAC Ordinary Shares by Public Shareholders will reduce the amount in the Trust Account. The Business Combination Agreement provides that each party’s obligation to consummate the Business Combination is conditioned on the amount in the Trust Account, including the aggregate amount of the PIPE Investment Amount. The conditions to closing in the Business Combination Agreement are for the sole benefit of the parties thereto and may be waived by such parties, subject to certain conditions. If as a result of redemptions of SPAC Ordinary Shares this condition is not met or is not waived, then each of Union and Procaps may elect not to consummate the Business Combination. In addition, in no event will Union redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001, as provided in the SPAC Articles and as required as a closing condition to each party’s obligation to consummate the Business Combination under the terms of the Business Combination Agreement. Union shareholders who wish to redeem their public shares for cash must refer to and follow the procedures set forth in the section entitled “Extraordinary General Meeting — Redemption Rights” to properly redeem their public shares.

Liquidation if No Business Combination

Pursuant to Section 48.6 of the SPAC Articles, Union must complete its initial business combination by October 22, 2021, or such later date that may be approved by Union’s shareholders. If Union has not completed its initial business combination within this time period, or amended the SPAC Articles to extend the date by which Union must consummate an initial business combination, Union will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less up to $100,000 of interest to pay dissolution expenses and net of taxes payable), divided by the number of then issued Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Union’s remaining shareholders and board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii) to our obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law. There will be no redemption rights or liquidating distributions with respect to SPAC Warrants which will expire worthless if we fail to complete our initial business combination by October 22, 2021, or such later date that our shareholders may approve.

The Initial Shareholders, which include our independent directors, have entered into agreements with us, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if Union fails to complete its initial business combination by October 22, 2021, or such later date that may be approved by Union’s shareholders. However, if the Initial Shareholders or management team acquire Public Shares, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if Union fails to complete its initial business combination by October 22, 2021, or such later date that may be approved by Union’s shareholders.

Union’s executive officers and directors have agreed, pursuant to written agreements with Union, that they will not propose any amendment to the SPAC Articles that would affect the substance or timing of Union’s obligation to redeem 100% of the Public Shares if Union does not complete its initial business combination within the required time period, unless Union provides its Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the trust account (which interest shall be net of taxes payable), divided by the number of then outstanding Public Shares.

Union expects to use the amounts held outside the Trust Account to pay for all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, although Union cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing Union’s plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay income taxes on interest income earned on the Trust Account balance, Union may request the trustee to release to Union an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

If Union were to expend all of the net proceeds of its IPO, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by shareholders upon Union’s dissolution would be approximately $10.00. The proceeds deposited in the Trust Account could, however, become subject to the claims of Union’s creditors which would have higher priority than the claims of its Public Shareholders. Union cannot assure you that the actual per-share redemption amount received by shareholders will not be substantially less than $10.00. While Union intends to pay such amounts, if any, Union cannot assure you that it will have funds sufficient to pay or provide for all creditors’ claims.

Although Union will seek to have all vendors, service providers, prospective target businesses and other entities with which Union does business execute agreements with Union waiving any right, title, interest and claim of any kind in or to any monies held in the Trust Account for the benefit of its Public Shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against Union’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Union’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to Union than any alternative. Examples of possible instances where Union may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver.

In order to protect the amounts held in the Trust Account, Union Group has contractually agreed pursuant to a written agreement with us that, if Union liquidates the Trust Account prior to the consummation of a business combination, it will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us. Union believes Union Group has sufficient net worth to satisfy its indemnity obligation should it arise, however Union has not asked it to reserve for such obligations and Union cannot assure you it will have sufficient liquid assets to satisfy such obligations if it is required to do so. Additionally, the agreement entered into by Union Group specifically provides for two exceptions to the indemnity given: it will have no liability (1) as to any claimed amounts owed to a target business or vendor or other entity who has executed an agreement with Union waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account, or (2) as to any claims for indemnification by the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. As a result, Union cannot assure you that the per-share distribution from the Trust Account, if Union liquidates the Trust Account because we have not completed a business combination within the required time period, will not be less than $10.00.

In the event that Union Group asserts that it is unable to satisfy any indemnification obligations that may arise or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against Union Group to enforce such indemnification obligations. While Union currently expects that its independent directors would take legal action on its behalf to enforce these indemnification obligations, it is possible that its independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, Union cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per share.

If Union files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in Union’s bankruptcy estate and subject to the claims of third parties with priority over the claims of its shareholders. To the extent any bankruptcy claims deplete the Trust Account, Union cannot assure you it will be able to return $10.00 per share to the Public Shareholders. Additionally, if Union files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, any distributions received by shareholder could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by Union’s shareholders. Furthermore, Union’s board of directors may be viewed as having breached its fiduciary duty to Union’s creditors and/or may have acted in bad faith, and thereby exposing itself and Union to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. Union cannot assure you that claims will not be brought against it for these reasons.

The Public Shareholders will be entitled to receive funds from the Trust Account only (i) in the event of the redemption of the public shares if Union does not complete its business combination within the required time period, subject to applicable law, (ii) in connection with a shareholder vote to amend the SPAC Articles that would affect our Public Shareholders’ ability to redeem or sell their shares to Union in connection with a business combination as described herein or affect the substance or timing of its obligation to redeem 100% of the public shares of Union if we do not complete our initial business combination within the required time period or (iii) if they redeem their respective shares for cash upon the completion of our initial business combination. In no other circumstances will a shareholder have any right or interest of any kind to or in the Trust Account. In the event Union seeks shareholder approval in connection with its initial business combination, a shareholder’s voting in connection with the business combination alone will not result in a shareholder’s redeeming its shares to Union for an applicable pro rata share of the Trust Account. Such shareholder must have also exercised its redemption rights and followed the procedures described above and as detailed in the applicable proxy or tender offer materials. These provisions of our amended and restated memorandum and articles of association, like all provisions of our amended and restated memorandum and articles of association, may be amended with a shareholder vote.

Legal Proceedings

None.

Human Capital Resources

Union currently has two executive officers. These individuals are not obligated to devote any specific number of hours to Union’s matters and intend to devote only as much time as they deem necessary to Union’s affairs. The amount of time they will devote in any time period will vary. Union presently expects its executive officers to devote such amount of time as they reasonably believe is necessary to Union’s business. Union does not intend to have any employees prior to the consummation of the Business Combination.

Directors and Executive Officers

Union’s directors and executive officers are as follows:

Name	Age	Position
Juan Sartori	40	Non-Executive Chairman of the Board
Kyle P. Bransfield	37	Chief Executive Officer and Director
Daniel W. Fink	43	Chief Operating Officer and Director
Gerald W. Haddock	72	Director
Joseph J. Schena	61	Director

Juan Sartori has served as our non-executive Chairman of the Board since December 2018. Mr. Sartori has also served as the Non-Executive Chairman of the Board of Union Acquisition Corp. III (“Union III”) and Union Growth Corp. (“UGC”) since April 2021. He also served as Chairman of the Board of Union Acquisition Corp. (“Union I”) from November 2017 until it completed its merger with Bioceres in March 2019. Mr. Sartori is the Chairman and founder of Union Group, a privately owned investment and private equity management firm with significant strategic Latin American interests. These cover the agricultural, energy, forestry, infrastructure, minerals, oil & gas and real estate sectors. Mr. Sartori established Union Group in 2007. In 2008, he formed Union Agriculture Group (BVM: UAGR), one of the first companies affiliated with Union Group to consolidate agricultural assets. UAGR has grown to become the largest agricultural company in Uruguay, and one of the biggest in Latin America, with a subsidiary listed on the Montevideo Stock Exchange. Since its incorporation, Union Group and its subsidiaries have performed numerous transactions across Latin America, growing its portfolio of businesses of private and public companies. Mr. Sartori is a regular speaker about Latin American issues in worldwide conferences and media. Mr. Sartori began his career as a financial services entrepreneur in 2002 launching Union Capital Group, a Geneva based multi-strategy asset manager, selling its control in 2008. Mr. Sartori was a candidate in the 2019 Uruguayan Presidential elections under the National Party, and placed second in the primary with 23% of the party’s vote. Mr. Sartori was elected to the Chamber of the Senators of Uruguay in October 2019, assuming office for a 5-year term. Mr. Sartori received a Bachelor Degree in Business and Economics from École des Hautes Études Commerciales de Lausanne.

Kyle P. Bransfield has served as our Chief Executive Officer and a director since our inception. He currently serves as the President, the Chief Executive Officer and a director of Union Finance Corp. since its inception in 2021 and as the Chief Executive Officer and a director of Union III since June 2020 and of UGC since April 2021. He has also served as director of Union I since November 2017 and served as its Chief Executive Officer from December 2017 until it completed its merger with Bioceres in March 2019. Mr. Bransfield currently serves on the board of the resulting entity, Bioceres Crop Solutions (NYSE American: BIOX), and sits on the audit, compensation, and nominating and governance committees. Mr. Bransfield is Founder and CEO of Union Acquisition Group a private and public markets investment firm. Prior to Union Acquisition Group, Mr. Bransfield was a Partner at Exos Technology Financial Partners where he established a SPAC Asset Management business through the formation of Exos SPAC Opportunities I and the Morgan Creek-Exos SPAC+ Fund. Prior to Exos, Mr. Bransfield was a Partner of Atlantic-Pacific Capital and led the firm’s global direct private placement and structured investment activities beginning in 2015. Mr. Bransfield has over 13 years of experience in direct equity and debt private markets principal investing, capital raising, and investment banking. Prior to joining Atlantic-Pacific, Mr. Bransfield was an investment banker in Sagent Advisors’ Private Financing Solutions Group (“Sagent”) from 2014 to 2015. Prior to Sagent, Mr. Bransfield spent five years from 2009 to 2014 as a Principal and General Partner at CS Capital Partners, a Philadelphia-based multi-family office focused on alternative investments. In his role there, he co-managed a portfolio of direct investments, served as an observer to several boards of directors, and fulfilled operating roles within portfolio companies. In 2006, Mr. Bransfield began his career in the Mergers & Acquisitions Group at Stifel Nicolaus Weisel. Mr. Bransfield received a B.S. in Business Administration from American University.

Daniel W. Fink has served as our Chief Operating Officer and a director since December 2018. Mr. Fink has also served as Chief Operating Officer and a director of Union III and Union Growth since April 2021. He also served as a director of Union I from December 2017 until it completed its merger with Bioceres in March 2019. Mr. Fink has been a Partner at PTW Capital, an investment firm, since March 2017, and the Managing Principal at Blue Moose of Boulder, an emerging natural foods company, since October 2015. Mr. Fink has spent the majority of his career in investment banking and private equity, including working at Morgan Stanley from 1999 to 2001, J.W. Childs Associates, L.P. from 2001 to 2007, Stone Tower Equity Partners from 2007 to 2008 and Centerview Capital from 2009 to 2013. From April 2013 to March 2015, Mr. Fink was at Bacardi Limited where he served as Vice President of Finance/Business Planning. Over the course of his career, Mr. Fink has helped to build or revitalize some highly recognized brands in the consumer industry. Mr. Fink received a BA in Economics from Yale University and an MBA from Harvard Business School.

Gerald W. Haddock has served as a director since December 2018. Mr. Haddock is also currently a nominee to serve as a director for Union III and he also served as a director of Union I from December 2017 until it completed its merger with Bioceres in March 2019. Mr. Haddock founded Haddock Enterprises, LLC in 2000 and has served as its President since such time. Haddock Enterprises is an entrepreneurial development company concentrating on private investments and transactions, including oil and gas and real estate, located in Fort Worth, Texas. Mr. Haddock formerly served as President and Chief Operating Officer of Crescent Real Estate Equities Company, a diversified real estate investment trust, from 1994 to 1999. Mr. Haddock served as a director of Valaris plc (formerly ENSCO International, Plc.) (NYSE: VAL), a leading global offshore oil and gas drilling service company, from 1986 until May 2019. He has also served as a director of Meritage Homes Corporation (NYSE: MTH), a real estate development company that constructs single-family detached homes across the United States as well as active adult communities and luxury real estate in Arizona, since 2005 and has served as Chairman of the Nominating and Corporate Governance Committee since 2006 and served as a member of the Audit Committee from 2009 to 2018. Mr. Haddock is a former board member of Cano Petroleum, Inc., having served from December 2004 to October 2008. He also serves on the board of trustees and is a member of various committees for the Executive Investment Committee at Baylor University, the M.D. Anderson Proton Therapy Education and Research Foundation, the CEELI Institute and the Johnny Unitas Golden Arm Educational Foundation. Mr. Haddock received his Bachelor’s Degree in Business Administration from Baylor University and his J.D. from Baylor University Law School. He also has received a Masters of Law in Taxation degree from New York University School of Law and an MBA from Dallas Baptist University.

Joseph J. Schena has served as a director since December 2018. He also served as a director of Union I from December 2017 until it completed its merger with Bioceres in March 2019. Mr. Schena has served as a principal and co-founder of PTW Capital since June 2017. Mr. Schena served as the Chief of Staff at Cohen Enterprises focused on C&S Wholesale Grocers and Warehouse Technologies from November 2015 until April 2019. Previously, Mr. Schena served as Chief Financial Officer and Executive Vice President at C&S Wholesale Grocers. Prior to C&S Mr. Schena was Chief Financial Officer of Bacardi Limited from October 2012 to September 2014. Previously, Mr. Schena served as an Operating Partner at Centerview Capital from 2007 to 2012 and was involved in the $5.5 billion privatization of Del Monte Foods and the acquisition of Richelieu Foods. Prior to Centerview Capital, Mr. Schena served in various senior financial positions at Gillette from 2001 to 2007 where he was Chief Financial Officer of the Gillette business unit after the sale to P&G and Kraft/Nabisco from 1980 to 2000. Mr. Schena currently serves as a director of Warehouse Technologies, an automated warehousing company located in Wilmington, MA. He also serves as a director of Conyers Park II Acquisition Corp., a blank check company seeking to consummate an initial business combination with a target business in the consumer sector. Mr. Schena received an MBA in Finance and a BBA in Accounting from Iona College.

Number and Terms of Office of Officers and Directors

Union’s board of directors is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of office of the first class of directors, consisting of Mr. Schena, was set to expire at the first annual general meeting and was renewed. The term of office of the second class of directors, consisting of Messrs. Haddock and Fink, will expire at the second annual general meeting. The term of office of the third class of directors, consisting of Messrs. Bransfield and Sartori, will expire at the third annual general meeting.

Director Independence

Our board of directors has determined that each of Messrs. Sartori, Haddock and Schena are “independent directors” under the Nasdaq listing standards and applicable SEC rules. Our independent directors have scheduled meetings at which only independent directors are present. Any affiliated transactions will be on terms no less favorable to us than could be obtained from independent parties. Our board of directors will review and approve all affiliated transactions with any interested director abstaining from such review and approval.

Executive Compensation

None of Union’s executive officers has received any cash compensation for services rendered to Union. Since October 22, 2019 through the acquisition of a target business, Union will pay UCG International Corp., an affiliate of Mr. Sartori, $10,000 per month for providing Union with office space and certain office and secretarial services. However, this arrangement is solely for Union’s benefit and is not intended to provide Union’s executive officers or directors compensation in lieu of a salary. Union also pays Dan Fink, our Chief Operating Officer, a $10,000 per month consulting fee, which commenced on October 22, 2019 and will continue through the acquisition of a target business.

Other than the $10,000 per month administrative fee, the $10,000 per month consulting fee to our Chief Operating Officer, the portion of the business combination marketing agreement fee payable to Atlantic-Pacific Capital, Inc. and the repayment of $200,000 of non-interest bearing loans made to us by Union Group, one of our Sponsors and an affiliate of Juan Sartori, our Non-Executive Chairman of the Board, no compensation or fees of any kind, including finder’s, consulting fees, and other similar fees, will be paid to our Initial Shareholders, members of our management team, or their respective affiliates, for services rendered prior to or in connection with the consummation of our initial business combination (regardless of the type of transaction that it is). However, they will receive reimbursement for any out-of-pocket expenses incurred by them in connection with their performance of any duties on our behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations as well as traveling to and from the offices, plants or similar locations of prospective target businesses to examine their operations. There is no limit on the amount of out-of-pocket expenses reimbursable by us.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting or management fees from the Combined Company with any and all amounts being fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials furnished to our shareholders. The amount of such compensation may not be known at the time of a shareholder meeting held to consider an initial business combination, as it will be up to the directors of the post-combination business to determine executive and director compensation. In this event, such compensation will be publicly disclosed at the time of its determination in a Current Report on Form 8-K, as required by the SEC.

Committees of the Board of Directors

Audit Committee

Effective October 17, 2019, we established an audit committee of the board of directors, in accordance with Section 3(a)(58)(A) of the Exchange Act, which consists of Juan Sartori, Gerald Haddock and Joseph Schena, each of whom is an independent director under Nasdaq’s listing standards. Notwithstanding that Mr. Sartori is an independent director under Nasdaq’s listing standards, Mr. Sartori owns more than 10% of our ordinary shares and as a result, does not fall under the Safe Harbor Provision of SEC Rule 10A-3. The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

•        reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Form 10-K;

•        discussing with management and the independent registered public accounting firm significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

•        discussing with management major risk assessment and risk management policies;

•        monitoring the independence of the independent registered public accounting firm;

•        verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•        reviewing and approving all related-party transactions;

•        inquiring and discussing with management our compliance with applicable laws and regulations;

•        pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

•        appointing or replacing the independent registered public accounting firm;

•        determining the compensation and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between management and the independent registered public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•        establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

•        approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

Nominating Committee

Effective October 17, 2019, we established a nominating committee of the board of directors, which consists of Juan Sartori, Gerald Haddock and Joseph Schena, each of whom is an independent director under Nasdaq’s listing standards. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which are specified in the Nominating Committee Charter, generally provide that persons to be nominated:

•        should have demonstrated notable or significant achievements in business, education or public service;

•        should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•        should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The Nominating Committee will consider a number of qualifications relating to management and leadership experience, background, and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by shareholders and other persons.

There have been no material changes to the procedures by which security holders may recommend nominees to our board of directors.

Compensation Committee

Effective October 17, 2019, we established a compensation committee of the board of directors, which consists of Juan Sartori, Gerald Haddock, and Joseph Schena, each of whom is an independent director under Nasdaq’s listing standards. The compensation committee’s duties, which are specified in our Compensation Committee Charter, include, but are not limited to:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•        reviewing and approving the compensation of all of our other executive officers;

•        reviewing our executive compensation policies and plans;

•        implementing and administering our incentive compensation equity-based remuneration plans;

•        assisting management in complying with our proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

•        if required, producing a report on executive compensation to be included in our annual proxy statement; and

•        reviewing, evaluating, and recommending changes, if appropriate, to the remuneration for directors.

Code of Ethics

Effective October 17, 2019, we adopted a code of ethics that applies to all of our executive officers, directors, and employees. The code of ethics codifies the business and ethical principles that govern all aspects of our business.

Compensation Discussion and Analysis

None of our executive officers has received any cash compensation for services rendered to us. Since October 22, 2019 through the acquisition of a target business, we will pay UCG International Corp., an affiliate of Mr. Sartori, $10,000 per month for providing us with office space and certain office and secretarial services. However, this arrangement is solely for our benefit and is not intended to provide our executive officers or directors compensation in lieu of a salary. We also pay Dan Fink, our Chief Operating Officer, a $10,000 per month consulting fee, which commenced on October 22, 2019 and will continue through the acquisition of a target business.

Other than the $10,000 per month administrative fee, the $10,000 per month consulting fee to our Chief Operating Officer, the portion of the business combination marketing agreement fee payable to Atlantic-Pacific Capital, Inc. and the repayment of $200,000 of non-interest bearing loans made to us by Union Group, one of our initial shareholders and an affiliate of Juan Sartori, our Non-Executive Chairman of the Board, no compensation or fees of any kind, including finder’s, consulting fees, and other similar fees, will be paid to our initial shareholders, members of our management team, or their respective affiliates, for services rendered prior to or in connection with the consummation of our initial business combination (regardless of the type of transaction that it is). However, they will receive reimbursement for any out-of-pocket expenses incurred by them in connection with their performance of any duties on our behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations as well as traveling to and from the offices, plants or similar locations of prospective target businesses to examine their operations. There is no limit on the amount of out-of-pocket expenses reimbursable by us.

After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the Combined Company with any and all amounts being fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials furnished to our shareholders. The amount of such compensation may not be known at the time of a shareholder meeting held to consider an initial business combination, as it will be up to the directors of the post-combination business to determine executive and director compensation. In this event, such compensation will be publicly disclosed at the time of its determination in a Current Report on Form 8-K, as required by the SEC.

Principal Accounting Fees and Services

The following is a summary of fees paid or to be paid to WithumSmith+Brown, PC (“Withum”), for services rendered.

Audit Fees.    For the period from September 30, 2020 through December 31, 2020, fees for our independent registered public accounting firm were approximately $23,175. For the fiscal year ended September 30, 2020 and for the period from December 6, 2018 (inception) through September 30, 2019, fees for our independent registered public accounting firm were approximately $82,400 and $27,725, respectively, for the services Withum performed in connection with our Initial Public Offering and the audit of our September 30, 2020 and 2019 financial statements included in the Annual Report on Form 10-K filed on December 30, 2020 and quarterly reviews.

Audit-Related Fees.    For the fiscal year ended September 30, 2020 and for the period from December 6, 2018 (inception) through September 30, 2019, our independent registered public accounting firm did not render assurance and related services related to the performance of the audit or review of financial statements.

Tax Fees.    For the fiscal year ended September 30, 2020 and for the period from December 6, 2018 (inception) through September 30, 2019, our independent registered public accounting firm did not render services to us for tax compliance, tax advice and tax planning.

All Other Fees.    For the year ended September 30, 2020 and for the period from December 6, 2018 (inception) through September 30, 2019, there were no fees billed for products and services provided by our independent registered public accounting firm other than those set forth above.

Audit Committee Approval

Because our audit committee was not formed until October 17, 2019, the audit committee did not pre-approve all of the foregoing services, although any services rendered prior to the formation of our audit committee were approved by our board of directors. However, in accordance with Section 10A(i) of the Exchange Act, before we engage our independent registered public accounting firm to render audit or non-audit services on a going-forward basis, the engagement will be approved by our audit committee.

Union Management’s Discussion and Analysis of Financial Condition and Results of Operations

References in this section to “we”, “our”, “us”, “SPAC” or “Union” generally refer to Union Acquisition Corp. II.

Overview

Union is a blank check company incorporated as a Cayman Islands exempted company on December 6, 2018, for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more target businesses. Union intends to capitalize on the ability of Union’s management team to identify and select a prospective target business consistent with our business objective. Union intends to complete its initial business combination using cash from the proceeds of its IPO and from the PIPE.

Union consummated its IPO on October 22, 2019. On March 31, 2021, Union, Procaps, Holdco and Merger Sub entered into the Business Combination Agreement, which contains customary representations and warranties, covenants, closing conditions and other terms relating to the merger and the exchange and the other transactions contemplated thereby, as summarized below. Capitalized terms used in this section but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

Pursuant to the Business Combination Agreement, following the effectiveness of the transactions contemplated by the Merger and the Exchange, the parties will consummate the Business Combination and Procaps and Union will become direct wholly-owned subsidiaries of Holdco.

Pursuant to the Business Combination Agreement, each of the following transactions will occur in the following order:

•        Two Business Days prior to the Closing Date (or any other date agreed in writing by Union and Procaps), and in accordance with the terms and conditions of the Business Combination Agreement, the parties to the Business Combination Agreement will execute and file the Plan of Merger and other documents required under the Cayman Islands Companies Act to effect the Merger with the Registrar of Companies of the Cayman Islands, in such form as is required by and executed in accordance with, the relevant provisions of the Cayman Islands Companies Act and mutually agreed by the parties to the Business Combination Agreement. The Plan of Merger will specify that the Merger shall become effective at the Merger Effective Time.

•        Immediately prior to the consummation of the Merger, Union will consummate the PIPE Investment, including the issuance of SPAC Ordinary Shares contemplated thereby.

•        At the Merger Effective Time, subject to the receipt of the Holdco Requisite Approvals and upon the terms and conditions set forth in the Business Combination Agreement, and in accordance with the Cayman Islands Companies Act, Merger Sub will be merged with and into Union, as a result of which, the separate existence of Merger Sub will cease and Union will continue as the Surviving Company of the Merger.

•        At the Merger Effective Time, by virtue of the Merger and the Holdco Requisite Approvals, subject to the First Holdco Auditor Report, and without any further action on the part of Union, Merger Sub, Holdco or Procaps or the holders thereunder:

•        each SPAC Ordinary Share issued and outstanding immediately prior to the Merger Effective Time will automatically be exchanged with Holdco (which exchange, for purposes of the 1915 Law, shall include a contribution-in-kind of each such SPAC Ordinary Shares from the holders of SPAC Ordinary Shares to Holdco), against the issue by Holdco (i.e. the Merger Issuance), following a share capital increase realized by Holdco under the authorized share capital pursuant to the Holdco Delegate Resolutions and subscribed by the contributing holders of SPAC Ordinary Shares by virtue of the Merger and in accordance with the 1915 Law and the Cayman Islands Companies Act, of one validly issued and fully paid Holdco Ordinary Share (i.e. the Merger Consideration), delivered by Holdco;

•        upon the Merger Issuance, all SPAC Ordinary Shares will cease to be outstanding, will be cancelled and cease to exist and (A) each certificate formerly representing each of the SPAC Ordinary Shares and (B) each book-entry account formerly representing each of the uncertificated SPAC Ordinary Shares shall thereafter, in case of both (A) and (B), only represent the Merger Consideration and the right, if any, to receive cash in lieu of fractional shares into which such SPAC Ordinary Shares have been exchanged (and contributed-in-kind); and

•        each Merger Sub Ordinary Share issued and outstanding immediately prior to the Merger Effective Time shall be converted into and exchanged for one (1) validly issued, fully paid and nonassessable ordinary share, par value $0.0001 per share, of the Surviving Company.

•        Upon the consummation of the Merger and commencing at the Exchange Effective Time, subject to the receipt of the Company Requisite Approvals (which approval has been obtained), the Holdco Requisite Approvals and the delivery of the Second Holdco Auditor Report, and in accordance with the Holdco Delegate Resolutions:

•        all the issued and outstanding Procaps Ordinary Shares held by the Procaps Shareholders will be contributed in kind to Holdco, free and clear of all Liens (other than the Procaps Shareholders’ Agreements Liens that will expire on or prior to the Closing Date), and the Procaps Shareholders will subscribe and be issued, in accordance with the Exchange Ratio, the applicable number of Holdco Ordinary Shares and Holdco Redeemable B Shares (as applicable);

•        the Exchange Issuance, including 10,464,612 Holdco Ordinary Shares that shall be subject to escrow in accordance with the Transaction Support Agreement, will be allocated among the Procaps Shareholders in accordance with the terms of the Payment Spreadsheet and Exchange Agreements;

•        each Procaps Shareholder will cease to be the holder of such Procaps Ordinary Shares and Holdco will be recorded as the registered holder of all the Procaps Ordinary Shares so exchanged and contributed in kind and will be the legal and beneficial owner thereof;

•        immediately prior to the Exchange Effective Time, all the Holdco Redeemable A Shares held by Procaps, constituting all the issued and outstanding Holdco Redeemable A Shares, will be redeemed by Holdco at their nominal value of $0.01 per Holdco Redeemable A Share (i.e. the Holdco Redeemable A Shares Redemption) and held in treasury by Holdco and, upon consummation of the Holdco Redeemable A Shares Redemption, Procaps will cease to be the registered shareholder of such Holdco Redeemable A Shares; and

•        immediately following the Exchange Effective Time, 6,000,000 Holdco Redeemable B Shares held by IFC, constituting all the issued and outstanding Holdco Redeemable B Shares, will be redeemed by Holdco at their subscription price of $10.00 per Holdco Redeemable B Share and held in treasury by Holdco, as a result of which IFC will cease to be the registered shareholder of such Holdco Redeemable B Shares.

The parties will hold the Closing on the date of the Merger Effective Time and the Exchange Effective Time, following the satisfaction or waiver (to the extent such waiver is permitted by applicable law) of the conditions set forth in the Business Combination Agreement (other than those conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver of those conditions at such time).

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities from December 6, 2018, our inception, to June 30, 2021, were organizational activities and those necessary to consummate the IPO, described below. We do not expect to generate any operating revenues until after the completion of our business combination. We generate non-operating income in the form of interest income on cash and marketable securities held after the IPO. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses in connection with completing the Business Combination.

For the three months ended June 30, 2021, we had net loss of $5,480,906, which consists of general and administrative expenses of $387,582 and change in fair value of warrant liabilities of $5,100,000, offset by interest earned on marketable securities held in Trust Account of $6,676. For the nine months ended June 30, 2021, we had net loss of $5,553,717, which consists of general and administrative expenses of $1,023,152 and change in fair value of warrant liabilities of $4,575,000, offset by interest earned on marketable securities held in the Trust Account of $44,435. For the three months ended June 30, 2020, we had net loss of $3,702,423, which consisted of general and administrative expenses of $173,079 and change in fair value of warrant liabilities of $3,625,000, offset by interest earned on marketable securities held in the Trust Account of $95,656. For the nine months ended June 30, 2020, we had net loss of $3,050,859, which consisted of general and administrative expenses of $630,456 and change in fair value of warrant liabilities of $3,737,500, offset by interest earned on marketable securities held in the Trust Account of $1,317,097. For the fiscal year ended September 30, 2020, we had net loss of $12,549,533 which consists of formation and operating costs of $867,455 and a change in the fair value of warrant liabilities of $13,050,000, offset by interest income earned on the trust account of $1,367,922. For the period from December 6, 2018 (inception) through September 30, 2019, we had a net loss of $15,175, which consisted of operating and formation costs.

Liquidity and Capital Resources

As of June 30, 2021, we had cash of $2,126. Until the consummation of the IPO, our liquidity needs were satisfied through the receipt of $25,000 from the sale of Founder Shares and a $175,000 loan from one of our Initial Shareholders.

On October 22, 2019, we consummated the IPO of 20,000,000 SPAC Units, including 2,500,000 units subject to the underwriters’ over-allotment option, at a price of $10.00 per SPAC Unit, generating gross proceeds of $200,000,000. Simultaneously with the closing of the IPO, we consummated the sale of 6,250,000 Private Placement Warrants to Union Acquisition Associates II, LLC and Union Group at a price of $1.00 per Private Placement Warrant, generating total proceeds of $6,250,000.

Following the IPO and the sale of the Private Placement Warrants, a total of $200,000,000 was placed in the Trust Account. We incurred $4,529,222 in IPO-related costs, including $4,000,000 of underwriting fees and $529,222 of other offering costs.

For the nine months ended June 30, 2021, net cash used in operating activities was $953,674. Net loss of $5,553,717 was affected by interest earned on marketable securities of $44,435, a non-cash income derived from the change in fair value of warrant liabilities of $4,575,000, fees charged on the Trust Account of $37,500 and changes in operating assets and liabilities, which provided $31,978 of cash from operating activities.

For the fiscal year ended September 30, 2020, net cash used in operating activities was $774,803. Net loss of $12,549,533 was offset by a change in the fair value of warrant liabilities of $13,050,000, interest earned on marketable securities of $1,367,922, fees charged on the trust account of $44,583 and changes in operating assets and liabilities, which generated $48,069 of cash from operating activities.

For the period from December 6, 2018 (inception) through September 30, 2019, cash used in operating activities was $15,175, resulting primarily from our net loss of $15,175.

We had cash and marketable securities held in the Trust Account of $137,245,382 as of June 30, 2021 and approximately $137,501,609.67 as of August 16, 2021, respectively. On April 12, 2021, Union announced that if the Extension Amendment to the SPAC Articles were approved, Union would deposit the Contribution into the Trust Account. The terms of the Contribution are that each month, commencing on, and including, April 22, 2021, until the earlier of October 22, 2021 and the consummation of the Business Combination, a deposit in an amount equal to $0.02 per Public Share will be made into the Trust Account. As of April 16, 2021, in connection with the Extension Amendment to the SPAC Articles, the holders of 6,446,836 SPAC Ordinary Shares properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.07 per share, for an aggregate redemption amount of approximately $64,898,080.62. A Contribution in the amount of $271,063.28 was made for each of April, May, June and July of 2021. We intend to use substantially all of the funds held in the trust account, including any amounts representing interest earned on the trust account (less taxes payable) to complete our initial business combination. We may withdraw interest from the trust account to pay franchise and income taxes. To the extent that our equity or debt is used, in whole or in part, as consideration to complete our initial business combination, the remaining proceeds held in the trust account will be used as working capital to finance the operations of Procaps.

As of June 30, 2021, we had cash of $2,126 held outside of the Trust Account. We intend to use the funds held outside the Trust Account to complete the proposed Business Combination.

In order to fund working capital deficiencies or finance transaction costs in connection with the Business Combination, our officers, directors or their affiliates may, but are not obligated to, loan us funds as may be required. If we consummate an initial business combination, we would repay such loaned amounts. In the event that the Business Combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts, but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants of the Combined Company at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the Private Warrants.

We do not believe we will need to raise additional funds in order to meet the expenditures required for operating our business. However, if our estimates of the costs of undertaking in-depth due diligence and negotiating an initial business combination is less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to the Business Combination. Moreover, we may need to obtain additional financing either to consummate the Business Combination or because we become obligated to redeem a significant number of our Public Shares upon consummation of the Business Combination, in which case we may issue additional securities or incur debt in connection with the Business Combination. If we are unable to complete our initial business combination because we do not have sufficient funds available to us we will be forced to cease operations and liquidate the trust account.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:

SPAC Warrant Liabilities

We account for the SPAC Warrants in accordance with the guidance contained in ASC 815-40 under which the SPAC Warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, we classify the SPAC Warrants as liabilities at their fair value and adjust the SPAC Warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. The SPAC Public Warrants for periods where no observable traded price was available are valued using a Monte Carlo simulation model. For periods subsequent to the detachment of the SPAC Public Warrants from the SPAC Units, the SPAC Public Warrant quoted market price was used as the fair value as of each relevant date. The fair value of Private Placement Warrants was determined using a Black-Scholes option pricing model.

Ordinary shares Subject to Possible Redemption

We account for our ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, ordinary shares is classified as shareholders’ equity. Our ordinary shares features certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, ordinary shares subject to possible redemption is presented as temporary equity, outside of the shareholders’ equity section of our unaudited condensed balance sheets.

Net Loss Per Ordinary Share

We apply the two-class method in calculating earnings per share. Net income (loss) per ordinary share, basic and diluted for redeemable ordinary shares is calculated by dividing the interest income earned on the Trust Account, by the weighted average number of redeemable ordinary shares outstanding for the period. Net income (loss) per ordinary share, basic and diluted for non-redeemable ordinary shares is calculated by dividing the net income (loss), less income attributable to redeemable ordinary shares, by the weighted average number of non-redeemable ordinary shares outstanding for the periods.

Recent Accounting Pronouncements

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is for fiscal years beginning after December 15, 2021 and should be applied on a full or modified retrospective basis. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. We are currently assessing the impact, if any, that ASU 2020-06 would have on our financial position, results of operations or cash flows. We do not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our financial statements.

Off-Balance Sheet Arrangements; Commitments and Contractual Obligations

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of June 30, 2021. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay an UCG International Corp., an affiliate of Juan Sartori, a monthly fee of $10,000 for office space, utilities and administrative support provided to the Company. We began incurring these fees on October 17, 2019 and will continue to incur these fees monthly until the earlier of the completion of the business combination and Union’s liquidation.

Quantitative and Qualitative Disclosures About Market Risk

As of the period ended September 30, 2020, we were not subject to any market or interest rate risk. Following the consummation of our IPO, the net proceeds of our IPO, including amounts in deposited in the trust account, may be invested in U.S. government treasury bills, notes or bonds with a maturity of 180 days or less, or in certain money market funds that invest solely in U.S. treasuries. Due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk when and if the net proceeds are invested in such securities.

JOBS Act

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following October 22, 2024, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our outstanding ordinary shares that are held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Certain Union Relationships and Related Person Transactions

References in this section to “we”, “our”, “us”, “SPAC” or “Union” generally refer to Union Acquisition Corp. II.

In December 2018, we issued 4,312,500 Founder Shares to Kyle Bransfield for $25,000 in cash, at a purchase price of approximately $0.006 per share, in connection with our organization. In August 2019, we effected a share capitalization pursuant to which we issued an additional 718,750 Founder Shares resulting in there being outstanding an aggregate of 5,031,250 Founder Shares. Thereafter, Mr. Bransfield transferred 2,515,625 shares to each of Union Acquisition Associates II, LLC, an entity controlled by Mr. Bransfield, and Union Group, an entity controlled by Juan Sartori. Union Acquisition Associates II, LLC and Union Group thereafter each transferred an aggregate of 152,500 shares to our officers, directors, advisors and their affiliates. All such shares were transferred at the same price that the shares were originally paid for by Mr. Bransfield. The number of Founder Shares issued was determined based on the expectation that such shares would represent 20% of the outstanding SPAC Ordinary Shares upon completion of our initial public offering. As a result of the underwriters’ election to partially exercise their over-allotment option, 31,250 Founder Shares were forfeited resulting in an aggregate of 5,000,000 Founder Shares outstanding.

All of the Founder Shares outstanding prior to the date of this proxy statement/prospectus are placed in escrow with Continental, as escrow agent, until the earlier of one year after the date of the consummation of our initial business combination and the date on which the closing price of the SPAC Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing 150 days after our initial business combination, or earlier if, subsequent to our initial business combination, we consummate a liquidation, merger, stock exchange or other similar transaction which results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property.

The Founder Shares are identical to the SPAC Ordinary Shares included in the SPAC Units sold in the IPO. However, the holders have agreed (A) to vote any shares owned by them in favor of any proposed business combination, (B) not to convert any shares in connection with a shareholder vote to approve a proposed initial business combination or any amendment to our charter documents prior to consummation of an initial business combination or sell any shares to us in a tender offer in connection with a proposed initial business combination and (C) that the Founder Shares shall not participate in any liquidating distribution from the trust account upon winding up if a business combination is not consummated.

Our Initial Shareholders committed that they or their designees would purchase, pursuant to a written subscription agreement with Union and Graubard Miller, as escrow agent, the 6,275,000 Private Placement Warrants (for a total purchase price of $6,275,000) from Union. This purchase took place on a private placement basis simultaneously with the consummation of the IPO and in connection with the over-allotment option exercised by the underwriters during the IPO. The Private Placement Warrants are identical to the warrants included in the SPAC Units sold in the IPO except that the Private Placement Warrants: (i) are not be redeemable by Union and (ii) may be exercised for cash or on a cashless basis, as described in Union’s prospectus dated October 18, 2019, so long as they are held by the Initial Shareholders or any of their permitted transferees, the Private Placement Warrants will be redeemable by Union and exercisable by the holders on the same basis as the SPAC Warrants included in the SPAC Units sold in our IPO. The Initial Shareholders agreed not to transfer, assign or sell any of the Private Placement Warrants and underlying securities (except to certain permitted transferees) until the completion of our initial business combination.

In order to meet our working capital needs following the consummation of the IPO, our Initial Shareholders, officers and directors or their affiliates may, but are not obligated to, loan us funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. Each loan would be evidenced by a promissory note. The notes would either be paid upon consummation of our initial business combination, without interest, or, at holder’s discretion, up to $1,500,000 of the notes may be converted into warrants at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. In the event that the initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts, but no proceeds from our Trust Account would be used for such repayment.

The holders of our Founder Shares issued and outstanding on the date of the IPO, as well as the holders of the Private Placement Warrants and any warrants our Initial Shareholders, officers, directors or their affiliates may be issued in payment of working capital loans made to us (and all underlying securities), will be entitled to registration rights pursuant to the SPAC Warrant Agreement. The holders of a majority of these securities are entitled to make up to two demands that we register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which the Founder Shares are to be released from escrow. The holders of a majority of the Private Placement Warrants and warrants issued in payment of working capital loans made to us (or underlying securities) can elect to exercise these registration rights at any time after we consummate a business combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our consummation of a business combination. We will bear the expenses incurred in connection with the filing of any such registration statements.

We issued an unsecured promissory note to Union Group on December 19, 2018, pursuant to which Union may borrow up to aggregate principal amount of $200,000. The promissory note was non-interest bearing and payable on the earlier of (i) December 31, 2019, (ii) the consummation of the IPO or (iii) the date on which Union determined not to proceed with the IPO. Union borrowed $175,000 under the promissory note and fully repaid the balance during the three months ended December 31, 2019.

We have entered into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in our amended and restated memorandum and articles of association.

UCG International Corp., an affiliate of Mr. Sartori, has agreed that, commencing on October 17, 2019 through the earlier of our consummation of our initial business combination or our liquidation, it will make available to us certain general and administrative services, including office space, utilities and administrative support, as we may require from time to time. We have agreed to pay UCG International Corp. $10,000 per month for these services. We believe, based on rents and fees for similar services, that the fee charged by UCG International Corp. is at least as favorable as we could have obtained from an unaffiliated person.

We have agreed to pay Dan Fink, our Chief Operating Officer, a $10,000 per month consulting fee commencing on October 17, 2019 through the earlier of our consummation of our initial business combination or our liquidation. In exchange for this consulting fee, Mr. Fink will provide such additional services reasonably requested of him by Mr. Bransfield and/or our board of directors in order to assist in our consummating an initial business combination, including those that may not necessarily be performed by chief operating officers of other companies.

After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the Combined Company with any and all amounts being fully disclosed to shareholders. The amount of such compensation is currently unknown as it will be up to the directors of the Combined Company to determine executive and director compensation. Such compensation will be publicly disclosed at the time of its determination in a Current Report on Form 6-K.

All ongoing and future transactions between us and any of our officers and directors or their respective affiliates will be on terms believed by us to be no less favorable to us than are available from unaffiliated third parties. Such transactions will require prior approval by a majority of our uninterested “independent” directors or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our disinterested “independent” directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties.

Related Party Policy

Our Code of Ethics requires us to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the board of directors (or the audit committee). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) we or any of our subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of our ordinary shares, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

Our audit committee, pursuant to its written charter, will be responsible for reviewing and approving related-party transactions to the extent we enter into such transactions. The audit committee will consider all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable to us than terms generally available from an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction. No director may participate in the approval of any transaction in which he is a related party, but that director is required to provide the audit committee with all material information concerning the transaction. We also require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize conflicts of interest, we have agreed not to consummate an initial business combination with an entity that is affiliated with any of our initial shareholders, officers or directors unless we have obtained an opinion from an independent investment banking firm, or another independent entity that commonly renders valuation opinions, and the approval of a majority of our disinterested independent directors that the business combination is fair to our unaffiliated shareholders from a financial point of view.

Management of Holdco after the Business Combination

References in this section to “we”, “our”, “us” and the “Company” generally refer to Procaps and its consolidated subsidiaries, prior to the Business Combination and Holdco and its consolidated subsidiaries after giving effect to the Business Combination.

Management and Board of Directors

The following table sets forth the persons Union and Procaps anticipate will become the executive officers and directors of Holdco. Pursuant to the Nomination Agreement, the Minski Family will be entitled to propose for appointment a majority of the Holdco Board, half of which must be independent pursuant to the rules applicable to companies listed in the securities exchange where the Holdco Ordinary Shares are listed, and have at least one member on each committee of Holdco Board’s. Additionally, (i) Hoche shall be entitled to propose for appointment one member of the Holdco Board, so long as it owns no less than 7% of the issued and outstanding share capital of Holdco; and (ii) Union Group and Union Acquisition Associates II, LLC shall be entitled to propose for appointment Daniel W. Fink and Kyle P. Bransfield to the Holdco Board in connection with the first two consecutive general meetings of the shareholders of Holdco following September 1, 2021, at which directors are to be elected. Notwithstanding the foregoing, all such rights, including those of the Minski Family, shall terminate upon the earlier of (i) 20 years from the date of the Nomination Agreement and (ii) the date on which the Minski Family, or its affiliates, cease to beneficially own, in the aggregate, 30% of the outstanding Holdco Ordinary Shares. See “Certain Agreements Related to the Business Combination — Nomination Agreement” in this proxy statement/prospectus for more information.

The Holdco Board is expected to be comprised of seven directors. Pursuant to the Business Combination Agreement, the following individuals are expected to comprise the Holdco Board: Daniel W. Fink; Kyle P Bransfield; Ruben Minski; Jose Minski; Alejandro Weinstein, Luis Fernando Castro and David Yanovich.

For biographical information concerning the executive officers and senior management team, see “Management of Procaps.” For biographical information concerning Daniel W. Fink and Kyle P Bransfield, see “Business of Union and Certain Information about Union — Directors and Executive Officers.” For biographical information concerning the remaining directors, see below.

Name	Age	Title
Ruben Minski	69	Chief Executive Officer, Chairman
Patricio Vargas Muñoz	48	Global Chief Financial Officer
Sergio Andres Mantilla Gomez	47	Chief Financial Officer for Latin America
Dr. Camilo Camacho	47	President
Carlos Piocuda Russo	37	Head of Optimization of Corporate Value
Grethel Moreno Romero	57	Vice-President of Audit and Internal Controls
Marcela Carvajalino Pagano	54	Vice-President of Corporate and Legal Affairs
Mauricio Castañeda Caballero	44	Vice-President of Human Resources
Luis Alberto Palacios Aragon	57	Vice-President of International Marketing and R&D
Jose Minski	63	Director
Alejandro Weinstein	63	Director
Luis Fernando Castro	54	Director
Daniel W. Fink	43	Director
Kyle P Bransfield	37	Director
David Yanovich	50	Director

Patricio Vargas Muñoz.    Upon the closing of the Business Combination, Mr. Vargas will serve as the Global Chief Financial Officer of Holdco. Mr. Vargas has 24 years of public company experience in finance and business development with senior executive roles held in multinational corporations. Mr. Vargas previously served as Finance Vice President & Treasurer at Empresas CMPC S.A. (CMPC.CL), a pulp and paper company with more than $5 billion in revenue that produces and markets solid wood products, pulp, paper, tissue, personal care and packaging products in Latin America. Prior to that, Mr. Vargas served as Chief Financial Officer of CMPC Biopackaging S.A. from September 2018 to December 2020 and Chief Executive Officer of Agrofoods Central Valley Chile S.A., an international food processor, from November 2015 to October 2017. Prior to that, Mr. Vargas was the Chief Financial Officer of CFR from August 2010 until January 2015. Mr. Vargas holds an Engineering degree, with specialization in Electrical and Industrial Engineering, from Universidad Católica de Chile, as well as an MBA from Universidad Adolfo Ibáñez. Additionally, Mr. Vargas completed the Advanced Management Program at Harvard Business School.

Jose Minski:    José Minski holds a BS in Management Engineering from Worcester Polytechnic Institute and a Certificate in Mergers and Acquisitions from Northwestern University’s Kellogg School of Management. He has more than 35 years of experience working in the health, wellness and consumer goods sectors. He is a co-founder of WM Partners LP, a middle-market private equity firm focused on the health and wellness industry. He currently serves on the board of directors of Procaps and also serves on the boards of directors of Gelco S.A.S. and Descafeinadora Colombiana S.A. — Descafecol. He previously served as Chief Executive Officer of Nutranext LLC. Jose Minski is the brother of Ruben Minski, Procaps’ Chief Executive Officer and Chairman.

Alejandro Weinstein:    Alejandro Weinstein holds a Business Administration degree from the Universidad Catolica de Chile and participated in the Owner/President Management Program at Harvard Business School. He is a Certified Public Auditor and accountant and has more than 30 years of experience in the healthcare and wellness industries, both operating and investing. He is a co-founder of WM Partners LP, a middle-market private equity firm focused on the health and wellness industry. He is also an investor and General Partner of Olive Tree Venture (OTV), an Israel based venture capital fund, as well as investor and Principal of Vanterra Capital. Mr. Weinstein also serves on the board of Procaps and several private companies, and is currently a nominee to serve as a director for L Catterton Latin America Acquisition Corp, a blank check company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. Previously, Mr. Weinstein served as Chief Executive Officer of CFR Pharmaceuticals S.A. (“CFR”) for 10 years. As Chief Executive Officer of CFR, he transformed CFR from a local Chilean pharmaceutical company into a global pharmaceutical player. Mr. Weinstein has been involved in several exit transactions and has extensive M&A transaction experience.

Luis Fernando Castro:    Luis Fernando Castro holds a BS in Mathematics from Fordham University, a BS in Industrial Engineering from Columbia University and an MBA from the Universidad de los Andes Bogota in Colombia. He has 28 years of experience in the financial, construction, infrastructure and agroindustry sectors. He previously served as Chief Executive Officer of Banco Colombiano de Comercio Exterior S.A., Colombia’s development bank and has been an entrepreneur. Currently, he is fund manager of a private equity fund in the agribusiness sector and serves as a director on the boards of Procaps, Tecnoglass INC. (TGLS), Castro Tcherassi SA (infrastructure and construction), and Accenorte S.A.S. and Devimed S.A, both road concessions.

David Yanovich:    David Yanovich holds a master’s degree in Economics from the London School of Economics and a BS in Industrial Engineering from Universidad de Los Andes in Colombia. He has more than 25 years of experience in investment banking and project structuring, particularly in the mining and energy industries. He currently serves as President at Cerrito Capital S.A.S, an advisory, consulting and investment banking firm focused in the Colombian market. He previously served as General Manager at Colgener S.A. and as Director of Investment Banking at Corfivalle. He currently serves as a director on the boards of Oleoducto Central S.A, Celsia S.A., Proterra S.A., Crynssen Pharmaceuticals LLC, LarrainVial Colombia S.A. and Suramericana S.A. He also volunteers his time and is involved as a director of the Best Buddies Foundation in Colombia.

Foreign Private Issuer Exemption

As a “foreign private issuer,” as defined by the SEC, Holdco is permitted to follow home country corporate governance practices, instead of certain corporate governance practices required by Nasdaq for U.S. domestic issuers other than with respect to certain voting and committee requirements.

Holdco intends to take all actions necessary for it to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and the Nasdaq corporate governance rules and listing standards.

Because Holdco is a foreign private issuer, its directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Controlled Company

For purposes of the rules of the Nasdaq, Holdco will be a “controlled company.” Under the Nasdaq rules, controlled companies are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group, or another company. Upon completion of the Business Combination, the Minski Family will own 56.4% of the outstanding Holdco Ordinary Shares (assuming that none of Union’s existing Public Shareholders exercise their redemption rights in connection with the approval of the Business Combination with respect to their Public Shares, the SPAC Transaction Expenses do not exceed the SPAC Transaction Expenses Cap, no additional equity securities of Union are issued at or prior to Closing other than the PIPE Shares and a Closing Date of August 31, 2021). Accordingly, although Holdco will be eligible to take advantage of certain exemptions from certain Nasdaq corporate governance standards, it currently does not intend to do so.

Corporate Governance

We will structure our corporate governance in a manner Union and Procaps believe will closely align our interests with those of our shareholders following the Business Combination. Notable features of this corporate governance include:

•        we will have a majority of independent directors and independent director representation on our audit, compensation and nominating committees immediately following the consummation of the Business Combination, and our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors;

•        at least one of our directors will qualify as an “audit committee financial expert” as defined by the SEC; and

•        we will implement a range of other corporate governance practices, including implementing a robust director education program.

Independence of our Board of Directors

Holdco currently expects that upon consummation of the Business Combination, four of its seven directors will be independent directors and Holdco’s Board will have an independent audit committee, nominating committee and compensation committee. We anticipate that Daniel W. Fink, Kyle P Bransfield, Luis Fernando Castro and David Yanovich will be “independent directors,” as defined in Nasdaq listing standards and applicable SEC rules.

Board Committees

Audit Committee

Our audit committee will be responsible for, among other things:

•        appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

•        discussing with our independent registered public accounting firm their independence from management;

•        reviewing, with our independent registered public accounting firm, the scope and results of their audit;

•        approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•        overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the annual financial statements that we file with the SEC;

•        overseeing our financial and accounting controls and compliance with legal and regulatory requirements;

•        reviewing our policies on risk assessment and risk management;

•        reviewing related person transactions; and

•        establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

The members of Holdco’s audit committee will be designated by Holdco’s Board at the closing of the Business Combination, and each will qualify as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to audit committee membership. In addition, all of the audit committee members will meet the requirements for financial literacy under applicable SEC and Nasdaq rules and at least one of the members will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d) of Regulation S-K. Holdco’s Board will adopt a new written charter for the audit committee, which will be available on Holdco’s website after adoption. The reference to Holdco’s website address in this proxy statement/prospectus does not include or incorporate by reference the information on Holdco’s website into this proxy statement/ prospectus.

Compensation Committee

Our compensation committee will be responsible for, among other things:

•        reviewing and approving the corporate goals and objectives, evaluating the performance of and reviewing and approving, (either alone or, if directed by the board of directors, in conjunction with a majority of the independent members of the board of directors) the compensation of our Chief Executive Officer, Chief Financial Officer and President, subject to ratification by the board of directors of Holdco;

•        overseeing an evaluation of the performance of and reviewing and making recommendations to our board of directors regarding the compensation of our other executive officers;

•        reviewing and making recommendations to our board of directors regarding any incentive compensation or equity-based plans, policies and programs being contemplated by our board of directors;

•        reviewing and making recommendations to our board of directors regarding all employment agreement and severance arrangements for our executive officers;

•        making recommendations to our board of directors regarding the compensation of our directors; and

•        retaining and overseeing any compensation consultants.

The members of Holdco’s compensation committee will be designated by Holdco’s Board at the closing of the Business Combination, and each will qualify as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to compensation committee membership, including the heightened independence standards for members of a compensation committee. Holdco’s Board will adopt a new written charter for the compensation committee, which will be available on Holdco’s website after adoption. The reference to Holdco’s website address in this proxy statement/prospectus does not include or incorporate by reference the information on Holdco’s website into this proxy statement/prospectus.

Nominating Committee

Our nominating committee will be responsible for, among other things:

•        evaluating the qualifications of potential directors proposed for appointment pursuant to the Nomination Agreement;

•        identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; and

•        periodically reviewing our board of directors’ leadership structure and recommending any proposed changes to our board of directors.

The members of Holdco’s nominating committee will be designated by Holdco’s Board at the closing of the Business Combination, and each will qualify as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to nominating committee membership. Holdco’s Board will adopt a new written charter for the nominating committee, which will be available on Holdco’s website after adoption. The reference to Holdco’s website address in this proxy statement/prospectus does not include or incorporate by reference the information on Holdco’s website into this proxy statement/prospectus.

Mergers and Acquisitions Committee

Our mergers and acquisitions committee will be responsible for, among other things:

•        reviewing and assessing, and assisting management and our board of directors in reviewing and assessing, potential acquisitions, strategic investments and divestitures;

•        providing guidance to management and the board of directors with respect to our acquisition, investment and divestiture strategies;

•        assisting management and the board of directors with identifying acquisition, investment and divestiture opportunities; and

•        overseeing management’s and the board of director’s due diligence process with respect to proposed acquisitions, investments and divestitures.

Upon consummation of the Business Combination, we anticipate that Holdco’s mergers and acquisitions committee will consist of Alejandro Weinstein, as Chairman and an additional member to be designated by Holdco’s Board at the closing of the Business Combination. Holdco’s Board will adopt a new written charter for the mergers and acquisition committee, which will be available on Holdco’s website after adoption. The reference to Holdco’s website address in this proxy statement/prospectus does not include or incorporate by reference the information on Holdco’s website into this proxy statement/prospectus.

Risk Oversight

Our board of directors is responsible for overseeing our risk management process. Our board of directors focuses on our general risk management strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our audit committee is also responsible for discussing our policies with respect to risk assessment and risk management. Our board of directors believes its administration of its risk oversight function has not negatively affected our board of directors’ leadership structure.

Code of Ethics

Holdco’s Board will adopt a Code of Ethics applicable to our directors, executive officers and team members that complies with the rules and regulations of Nasdaq and the SEC. The Code of Ethics will be available on Holdco’s website. In addition, Holdco intends to post on the Corporate Governance section of its website all disclosures that are required by law or Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the Code of Ethics. The reference to Holdco’s website address in this proxy statement/prospectus does not include or incorporate by reference the information on Holdco’s website into this proxy statement/prospectus.

Compensation of Directors and Officers

Following the Closing of the Business Combination, we expect Holdco’s executive compensation program to reflect Procaps’ compensation policies and philosophies, as they may be modified and updated from time to time.

In addition, Holdco entered into a non-binding Indicative Term Sheet with Alejandro Weinstein (the “Indicative Term Sheet”) indicating the terms pursuant to which Holdco expects to retain Mr. Weinstein’s services as a director and consultant to Holdco. Pursuant to the Indicative Term Sheet, Holdco expects Mr. Weinstein, in addition to providing his services as a director of Holdco, to: (i) identify targets for the consolidation strategy of Holdco, including through acquisitions and transformational mergers; (ii) determine the method to approach such targets; (iii) lead, together with the Chief Executive Officer of Holdco, discussions and negotiations with such targets with the support of Holdco’s legal department; (iv) coordinate with the Chief Executive Officer and legal department of Holdco on diligence matters, synergies, calculations and valuation models; (v) provide recommendations on mergers and acquisitions, subject to the approval of the Holdco Board and in compliance with Holdco’s Mergers and Acquisitions Committee Charter; and (vi) carry out other ancillary services necessary or complimentary to the services described above.

Pursuant to the Indicative Term Sheet, it is expected that Mr. Weinstein shall receive, together with his director compensation, an aggregate annual fee of $150,000 as of May 1, 2021, and the following additional compensation in connection with any acquisitions made by Holdco for which he provides the services listed above during the term of a definitive agreement to be entered into among Mr. Weinstein and Holdco:

(i)     Upon the closing of an acquisition, Mr. Weinstein shall receive restricted shares of Holdco to be authorized and approved by the Holdco Board in an amount equal to 0.5% of the total enterprise value of such acquisition; and

(ii)    On the second anniversary of the closing of an acquisition, Mr. Weinstein shall receive restricted shares of Holdco in an amount equal to 0.5% of the total enterprise value of such acquisition, provided that (a) such acquisition achieves the base case plan approved at the time of closing or (b) the Chairman of the Holdco Board, in his/her sole discretion, agrees to make such payment.

For purposes of the Holdco restricted share based compensation described above, total enterprise value of any acquisition shall be determined at the time of closing of such acquisition, and the price of the restricted shares to be used for determining value shall be the 60-day volume weighted average price of the Holdco Ordinary Shares as listed on the Nasdaq prior to the announcement of such acquisition.

We expect that decisions with respect to the compensation of our executive officers and senior management team, including our named executive officers, will be made prior to or following the Closing of the Business Combination by the Compensation Committee of the Holdco Board and, to the extent necessary, ratified by the board of directors of Holdco. Procaps’ executive compensation programs for 2020 are further described above under “Management of Procaps — Procaps Executive Officer and Senior Management Team Compensation” and “Management of Procaps — Procaps Director Compensation.”

Description of Holdco’s Securities

As a result of the Business Combination, Union shareholders and Procaps shareholders who receive Holdco Shares in the Business Combination will become Holdco shareholders. Your rights as Holdco shareholders will be governed by the laws of the Grand Duchy of Luxembourg and Holdco’s articles of association. The following description of the material terms of Holdco’s share capital, including the Holdco Ordinary Shares to be issued in the Business Combination, reflects the anticipated state of affairs immediately upon completion of the Business Combination. We urge you to read the applicable provisions of Luxembourg law and Holdco’s forms of articles of association carefully and in their entirety because they describe your rights as a holder of Holdco Ordinary Shares upon consummation of the Business Combination.

Ordinary Shares

Share Capital

Holdco was incorporated on March 29, 2021 by Procaps, with an initial share capital of $40,000, represented by (i) zero Holdco Ordinary Shares with a nominal value of $0.01 per share, (ii) 4,000,000 Holdco Redeemable A Shares with a nominal value of $0.01 per share and (iii) zero Holdco Redeemable B Shares with a nominal value of $0.01 per share.

Based on the assumptions set out elsewhere in this proxy statement/prospectus (including the assumption that none of Union’s existing Public Shareholders exercise their redemption rights in connection with the approval of the Business Combination with respect to their Public Shares, the SPAC Transaction Expenses do not exceed the SPAC Transaction Expenses Cap, no additional equity securities of Union are issued at or prior to Closing other than the PIPE Shares and a Closing Date of August 31, 2021), upon completion of the Merger but prior to the Exchange, Holdco’s share capital will equal $325,531.64 represented by (i) 28,553,164 Holdco Ordinary Shares, (ii) 4,000,000 Holdco Redeemable A Shares, which shall be redeemed by Holdco immediately following the consummation of the Merger and prior to the Exchange at their nominal value, and (iii) zero Holdco Redeemable B Shares. Once redeemed by Holdco, the Holdco Redeemable A Shares will be held in treasury by Holdco until cancelled at an extraordinary general meeting of the shareholders of Holdco to be held in front of a Luxembourg notary.

Based on the assumptions set out elsewhere in this proxy statement/prospectus (including the assumption that none of Union’s existing Public Shareholders exercise their redemption rights in connection with the approval of the Business Combination with respect to their Public Shares, the SPAC Transaction Expenses do not exceed the SPAC Transaction Expenses Cap, no additional equity securities of Union are issued at or prior to Closing other than the PIPE Shares and a Closing Date of August 31, 2021), immediately following the Merger and the Exchange, Holdco’s issued share capital will equal $1,296,828.52, represented by (i) 119,682,852 Holdco Ordinary Shares, (ii) 4,000,000 Holdco Redeemable A Shares held in treasury by Holdco, and (iii) 6,000,000 Holdco Redeemable B Shares. All issued shares will be fully paid and subscribed for.

Following the Exchange on the Closing Date, Holdco will redeem 6,000,000 Holdco Redeemable B Shares from IFC for a total redemption price of $60 million in accordance with the IFC Redemption Agreement. Once redeemed by Holdco, the Holdco Redeemable B Shares will be held in treasury by Holdco until cancelled at an extraordinary general meeting of the shareholders of Holdco to be held in front of a Luxembourg notary. The authorized capital (capital autorisé) of Holdco (excluding the issued share capital) will be set at $8,060,000, divided into 800,000,000 Holdco Ordinary Shares and 6,000,000 Holdco Redeemable B Shares.

Once redeemed and held in treasury, the Holdco Redeemable A Shares and Holdco Redeemable B Shares will remain issued shares under Luxembourg law until cancelled, but shall have no voting or dividend rights and shall not be counted for any quorum purposes under Luxembourg law as described below.

A shareholder in a Luxembourg société anonyme holding fully paid up shares is, in principle, not liable, solely because of his, her or its shareholder status, for additional payments to Holdco or its creditors.

Share Issuances

Pursuant to Luxembourg law, the issuance of Holdco Ordinary Shares and Holdco Redeemable B Shares requires in principle approval by the extraordinary general meeting of shareholders subject to necessary quorum and majority requirements. The extraordinary general meeting of shareholders of Holdco will, prior to the Business Combination, approve an authorized capital and authorize the board of directors to (i) realize for any reason whatsoever. including any issue in one or several successive tranches of (a) any subscription and/or conversion rights, including warrants (which may be issued separately or attached to Holdco Ordinary Shares, bonds, options, notes or similar instruments), convertible bonds, notes or similar instruments as well as (b) new Holdco Ordinary Shares and Holdco Redeemable B Shares, with or without share premium, against payment in cash or in kind, by conversion of claims on Holdco, by way of conversion of available reserves or in any other manner; (ii) determine the place and date of the issue or the successive issues, the issue price, the terms and conditions of the subscription of and paying up on the new Holdco Ordinary Shares or Holdco Redeemable B Shares; and (iii) remove or limit the preferential subscription right of the shareholders in case of issue against payment in cash of Holdco Ordinary Shares, Holdco Redeemable B Shares, warrants (which may be separate or attached to Holdco Ordinary Shares, bonds, notes or similar instruments), convertible bonds, notes or similar instruments, up to the maximum amount of such authorized capital for a maximum period of five years from the date of incorporation or any subsequent resolutions to create, renew or increase the authorized capital. The extraordinary general meeting of shareholders of Holdco may renew or increase such authorized capital and such authorization to the board of directors to issue Holdco Ordinary Shares and Holdco Redeemable B Shares, each time for a period not exceeding five (5) years.

In addition, upon adopting the amended and restated articles of association of Holdco pursuant to the terms of the Business Combination, Holdco’s shareholders shall have authorized the board of directors of Holdco to allocate existing shares of Holdco without consideration or to issue new shares (“Bonus Shares”) paid-up out of distributable reserves (i) to employees of Holdco or to certain classes of such employees; (ii) to employees of companies or economic interest groupings in which Holdco holds directly or indirectly at least ten percent (10%) of the share capital or of the voting rights; (iii) to employees of companies or economic interest groupings which hold directly or indirectly at least ten percent (10%) of the share capital or of the voting rights of Holdco; (iv) to employees of companies or economic interest groupings in which at least fifty percent (50%) of the share capital or of the voting rights are held, directly or indirectly, by a company holding itself, directly or indirectly, at least fifty percent (50%) of the share capital of Holdco; or (v) to members of the corporate bodies of Holdco or any of the other companies or economic interest groupings referred to under items (ii) to (iv) above, for a maximum period of five years from the date of incorporation or any subsequent resolutions to create, renew or increase the authorized capital (such period restriction is only applicable in case of an allotment of newly issued shares). The preferential subscription right of existing shareholders is, through their authorization to the board of directors of Holdco, automatically waived in case of issuance of Bonus Shares.

Holdco recognizes only one (1) holder per Holdco Share. In case a Holdco Share is owned by several persons, they shall appoint a single representative who shall represent them in respect of Holdco. Holdco has the right to suspend the exercise of all rights attached to that Holdco Share, except for relevant information rights, until such representative has been appointed.

Upon the consummation of the Business Combination, a delegate of the board of directors of Holdco, who will have been granted powers pursuant to resolutions of the board of directors of Holdco, will resolve on the issuance of Holdco Ordinary Shares out of the authorized capital to Union shareholders. When delegating such powers to the delegate, the board of directors will also resolve on the applicable procedures and timelines to which such issuance will be subjected. In the event a proposal of the board of directors to issue new Holdco Ordinary Shares exceeds the limits of Holdco’s authorized share capital, the board of directors must then convene the shareholders to an extraordinary general meeting to be held in front of a Luxembourg notary for the purpose of increasing the issued share capital. Such meeting will be subject to the quorum and majority requirements required for amending the articles of association, it being understood that the articles of association may be amended by a majority of at least two thirds (2/3) of the votes validly cast at such general meeting at which a quorum of more than half (1/2) of Holdco’s share capital is present or represented. If no quorum is reached in a meeting, a second meeting may be convened in accordance with the provisions of Luxembourg law and the articles of association of Holdco, which may deliberate regardless of the quorum and at which resolutions are adopted at a majority of at least two thirds of the votes validly cast. Abstentions and nil votes shall not be taken into account. If the capital call proposed by the board of directors consists of an increase in the shareholders’ commitments, the board of directors must convene the shareholders to an extraordinary general meeting to be held in front of a Luxembourg notary for such purpose. Such meeting will be subject to the unanimous consent of the shareholders.

Preferential Subscription Rights

Under Luxembourg law and in accordance with the articles of association of Holdco, existing shareholders benefit from a preferential subscription right on the issuance of new Holdco Shares for cash consideration. However, upon adopting the amended and restated articles of association of Holdco pursuant to the terms of the Business Combination, Holdco’s shareholders shall have, in accordance with Luxembourg law, authorized the board of directors, within the limits of Holdco’s authorized share capital and within a period of five years, to remove or limit any preemptive subscription rights of shareholders in case of issue against payment in cash of Holdco Ordinary Shares, Holdco Redeemable B Shares, warrants (which may be separate or attached to Holdco Ordinary Shares, bonds, notes or similar instruments), convertible bonds, notes or similar instruments and Holdco can limit or suppress, subject to the quorum and majority for the amendment of the articles of association. Such Holdco Shares may be issued above, at, or below market value, and, following a certain procedure, even below the accounting par value, if applicable per Holdco Share. New Holdco Shares also may be issued by way of incorporation of available reserves, including share premium.

Share Repurchases

Holdco cannot subscribe for its own Holdco Ordinary Shares.

Holdco may, however, repurchase issued Holdco Ordinary Shares or have another person acting in his, her or its own name, but on behalf of Holdco, repurchase issued Holdco Ordinary Shares, subject to the following conditions:

(1)    prior authorization by a simple majority vote at an ordinary general meeting of shareholders, which authorization sets forth:

(a)     the terms and conditions of the proposed repurchase and in particular the maximum number of Holdco Ordinary Shares to be repurchased;

(b)    the duration of the period for which the authorization is given, which may not exceed five years; and

(c)     in the case of repurchase for consideration, the minimum and maximum consideration per share;

(2)    redemptions, including shares previously acquired by Holdco and held by it in its portfolio and shares acquired by a person acting in his, her or its own name, but on behalf of Holdco, may not result in the net assets as shown in the annual accounts falling below the amount of the subscribed capital, increased by the reserves which Luxembourg law or the articles of association do not permit to distribute;

(3)    only fully paid-up Holdco Ordinary Shares may be repurchased; and

(4)    the offer to repurchase must be made on the same terms to all shareholders in the same situation except for repurchases which have been unanimously decided by a general meeting at which all shareholders were present or represented; similarly, listed companies may purchase their own Holdco Ordinary Shares on the stock exchange without an offer to acquire having to be made to its shareholders.

When the acquisition of Holdco’s own Holdco Ordinary Shares is necessary to avoid serious and imminent harm to Holdco, the prior authorization by a simple majority vote at an ordinary general meeting of shareholders described in paragraph (1) above shall not apply. In such a case, the board of directors must inform the shareholders at the following general meeting of the reasons for, and purpose of, the redemption, the number and nominal value, or failing that, such acquired Holdco Ordinary Share’s accounting par value, the fraction of the subscribed capital such acquired Holdco Ordinary Shares represent, as well as the countervalue of such Holdco Ordinary Shares.

The prior authorization by a simple majority vote at an ordinary general meeting of shareholders described in paragraph (1) above shall also not apply in the case of Holdco Ordinary Shares acquired either by Holdco itself or by a person acting in his, her or its own name, but on behalf of Holdco, for distribution to the employees of Holdco or to the employees of an affiliate of Holdco due to a control relationship (i.e., its subsidiaries or controlling shareholder) or in any of the circumstances listed in article 430-16 of the Luxembourg law of August 10, 1915 on commercial companies, as amended (the “1915 Law”). The distribution of such Holdco Ordinary Shares must be made within 12 months of the acquisition of those shares.

The authorization will be valid for a period ending on the earlier of five years from the date of such shareholder authorization and the date of its renewal by a subsequent general meeting of shareholders. Pursuant to such authorization, the board of directors is authorized to redeem all Holdco Ordinary Shares under the conditions set forth in article 430-15 of the 1915 Law. Such purchases and sales may be carried out for any authorized purpose or any purpose that is authorized by the laws and regulations in force. The purchase price per Holdco Ordinary Share to be determined by the board of directors or its delegate shall represent not more than the fair market value of such Holdco Ordinary Shares.

The voting and dividend rights attached to the repurchased Holdco Ordinary Shares will be suspended as long as such repurchased Holdco Ordinary Shares are held by Holdco.

(1)    The redemption of Holdco Redeemable A Shares and Holdco Redeemable B Shares is subject to the following conditions in accordance with Luxembourg law and the amended and restated articles of association of Holdco to be adopted pursuant to the terms of the Business Combination:

(a)     the redemption must be authorized by the articles of association prior to the subscription of the Holdco Redeemable A Shares and Holdco Redeemable B Shares (which condition has been satisfied);

(b)    the Holdco Redeemable A Shares must have been fully paid up (which condition has been satisfied) and Holdco Redeemable B Shares must have been fully paid up;

(c)     the terms and conditions of the redemption need to be set out in the articles of association (which condition has been satisfied);

(d)    the redemption must be made out of distributable reserves, i.e. the amount of the distribution/redemption may not exceed the amount of the results of the last financial year plus any profits brought forward and any deductions from reserves available for this purpose, subtracting any losses brought forward and any sums to be placed in non-distributable reserves in accordance with Luxembourg law or the articles of association;

(e)     an amount equal to the nominal value of all the redeemed Holdco Redeemable A Shares and Holdco Redeemable B Shares must be placed in a reserve which may not, except in the event of a reduction in the subscribed capital, be distributed to the shareholders; this reserve may only be used to increase the subscribed capital by incorporation of reserves;

(f)     where, as a result of the redemption, a premium is payable to the shareholders, that premium may only be paid out of distributable reserves (i.e. the repurchase may not have the effect that, as a result of such a distribution, the net assets as shown in the annual accounts are or would become less than the amount of the subscribed capital, increased by the reserves which the law or the articles do not permit to distribute); and

(g)    following the redemption, notice of such redemption must be filed with the Luxembourg register of commerce and companies (Registre de Commerce et des Sociétés, Luxembourg) and published in the Luxembourg official gazette (Recueil Electronique des Sociétés et Associations).

Voting rights

Each Holdco Ordinary Share, Holdco Redeemable A Share and Holdco Redeemable B Share entitles the holder thereof to one vote. Neither Luxembourg law nor Holdco’s articles of association contain any restrictions as to the voting of Holdco Ordinary Shares, Holdco Redeemable A Shares and Holdco Redeemable B Shares by non-Luxembourg residents.

Meetings

Ordinary General Meeting

In accordance with the 1915 Law and Holdco’s articles of association, there is no quorum requirement at an ordinary general meeting and resolutions are adopted by a simple majority of validly cast votes of the shareholders present or represented for a given duly convened ordinary general meeting. Abstentions and nil votes are not taken into account.

Extraordinary General Meeting

Extraordinary resolutions are required for any of the following matters, among others: (i) an increase or decrease of the authorized or issued capital (except if made by the board of directors under the authorized capital), (ii) a limitation or exclusion of preemptive rights (except if made by the board of directors under the authorized capital), (iii) approval of a statutory merger or de-merger (scission), (iv) Holdco’s dissolution and liquidation, (v) any and all amendments to Holdco’s articles of association and (vi) change of nationality. Pursuant to the 1915 Law and Holdco’s articles of association, for any resolutions to be considered at an extraordinary general meeting of shareholders, the quorum shall be at least half (1/2) of Holdco’s issued share capital at a first duly convened meeting, unless otherwise mandatorily required by law. If the said quorum is not reached, a second meeting may be convened, for which the 1915 Law and the Holdco’s articles of association do not prescribe a quorum. Any extraordinary resolution shall be adopted at a quorate general meeting, except otherwise provided by law, by at least a two-thirds (2/3) majority of the votes validly cast at such meeting by shareholders. Abstentions and nil votes are not taken into account.

Annual Shareholders Meetings

The annual general meeting of shareholders must be held in the Grand Duchy of Luxembourg at the registered office of Holdco within 6 months of the end of the preceding financial year.

Warrants

Pursuant to the Warrant Amendment, Union will assign to Holdco all of Union’s right, title and interest in the existing SPAC Warrant Agreement and Holdco will assume, and agree to pay, perform, satisfy and discharge in full, as the same become due, all of Union’s liabilities and obligations under the existing SPAC Warrant Agreement arising from and after the Merger Effective Time.

Each Holdco Warrant is exercisable for one Holdco Ordinary Share and only whole warrants are exercisable. The exercise price of the Holdco Warrants is $11.50 per share, subject to adjustment as described in the SPAC Warrant Agreement. A Holdco Warrant may be exercised only during the period commencing on the date of the consummation of the transactions contemplated by the Business Combination Agreement, and terminating at 5:00 p.m., New York City time on the earlier to occur of: (x) the date that is five (5) years after the date on which the Business Combination is completed, (y) the redemption date as provided in Section 6.2 of the SPAC Warrant Agreement, or (z) the liquidation of Holdco. Redemptions of warrants for cash pursuant to the SPAC Warrant Agreement, once the public warrants become exercisable, may be redeemed (i) in whole and not in part, (ii) at a price of $0.01 per warrant, (iii) upon not less than 30 days’ prior written notice of redemption to each warrant holder, and (iv) if, and only if, the reported last sale price of the Holdco Ordinary Shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three business days before sending the notice of redemption to each warrant holder. If the public warrants are called for redemption for cash, management will have the option to require all holders that wish to exercise the public warrants to do so on a “cashless basis,” as described in the SPAC Warrant Agreement.

The private warrants are identical to the public warrants, except that the private warrants and the shares issuable upon the exercise of the private warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the private warrants will be exercisable on a cashless basis and be non-redeemable (except as mentioned above) so long as they are held by the initial purchasers or their permitted transferees. If the private warrants are held by someone other than the initial purchasers or their permitted transferees, the private warrants will be redeemable and exercisable by such holders on the same basis as the public warrants.

The foregoing description of the Holdco Warrants is qualified in its entirety by reference to the full text of the SPAC Warrant Agreement, filed hereto as Exhibit 4.2, and the Warrant Amendment, filed hereto as Exhibit 4.4.

Dividends

From the annual net profits of Holdco, at least 5% shall each year be allocated to the reserve required by applicable laws (the “Legal Reserve”). That allocation to the Legal Reserve will cease to be mandatory as soon and as long as the aggregate amount of the Legal Reserve amounts to 10% of the amount of the share capital of Holdco. The general meeting of shareholders shall resolve how the remainder of the annual net profits, after allocation to the Legal Reserve, will be disposed of by allocating the whole or part of the remainder to a reserve or to a provision, by carrying it forward to the next following financial year or by distributing it, together with carried forward profits, distributable reserves or share premium to the shareholders in proportion to the number of Holdco Shares they hold in Holdco.

The board of directors may resolve that Holdco pays out an interim dividend to the shareholders, subject to the conditions of article 461-3 of the 1915 Law and Holdco’s articles of association. The board of directors shall set the amount and the date of payment of the interim dividend.

Any share premium, assimilated premium or other distributable reserve may be freely distributed to the shareholders subject to the provisions of the 1915 Law and Holdco’s articles of association. The dividend entitlement lapses upon the expiration of a five-year prescription period from the date of the dividend distribution. The unclaimed dividends return to Holdco’s accounts.

Comparison of Shareholder Rights

	Cayman Islands	Luxembourg
SHAREHOLDER APPROVAL OF BUSINESS COMBINATIONS

Under Cayman Islands law, mergers require a special resolution of the shareholders, and any other authorization as may be specified in the relevant articles of association. In the event Union were to grant certain security interests to third parties, the consent of such third parties would be required in connection with a merger.

All mergers (other than parent/subsidiary mergers) require shareholder approval; there are no exceptions for smaller mergers.

Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder.

A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by 50% plus one in number and 75% in value of shareholders in attendance and voting at a shareholders’ meeting.

Under Luxembourg law and the amended and restated articles of association of Holdco to be adopted in connection with the Business Combination (the “Holdco Articles”), the board of directors has the broadest powers to act in the name of Holdco and to take any action necessary or useful to achieve Holdco’s purpose, with the exception of the powers reserved by the law of August 10, 1915 on commercial companies, as amended (the “1915 Law”) or by the Holdco Articles to the general meeting of shareholders.

Any type of business combination that would require an amendment to the Holdco Articles, such as a merger, de-merger, dissolution, or voluntary liquidation, requires an extraordinary resolution of a general meeting of shareholders. Transactions such as a sale, lease, or exchange of substantial company assets require only the approval of the board of directors.

Neither Luxembourg law nor the Holdco Articles contain any provision requiring the board of directors to obtain shareholder approval of a sale, lease, or exchange of substantial assets of Holdco.

SPECIAL VOTE REQUIRED FOR COMBINATIONS WITH INTERESTED SHAREHOLDERS	Under Cayman Islands law, no restriction exists as to the transactions that a shareholder may engage in with a company.

Under Luxembourg law, no restriction exists as to the transactions that a shareholder may engage in with Holdco. The transaction must, however, be in Holdco’s corporate interest, which for instance, may require that the transactions are made on arm’s length terms.

	Cayman Islands	Luxembourg
ISSUANCE OF SHARES AND CHANGES TO CAPITAL

Pursuant to Union’s amended and restated memorandum and articles of association, Union may by ordinary resolution increase its share capital by such sum as the ordinary resolution shall prescribe and with such rights, priorities and privileges annexed thereto as Union in general meeting may determine.

Under Cayman Islands Law, a company limited by shares or a company limited by guarantee and having a share capital, if so authorized by its articles, may alter the conditions of its memorandum to:

(a)    increase its share capital by new shares of such amount as it thinks expedient; provided that an exempted company having no shares of a fixed amount may increase its share capital by such number of shares without nominal or par value, or may increase the aggregate consideration for which such shares may be issued, as it thinks expedient;

(b)    consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c)     convert all or any of its paid-up shares into stock, and reconvert that stock into paid-up shares of any denomination;

(d)    subdivide its shares or any of them, into shares of an amount smaller than that fixed by the memorandum, so, however, that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(e)     cancel shares which, at the date of the passing of the resolution in that behalf, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled or, in the case of shares without nominal or par value, diminish the number of shares into which its capital is divided.

The shareholders will create an authorized share capital which allows the board of directors, within the limits of the authorized capital to (i) realize for any reason whatsoever including, any issue in one or several successive tranches of (a) any subscription and/or conversion rights, including warrants (which may be issued separately or attached to shares, bonds, options, notes or similar instruments), convertible bonds, notes or similar instruments (the “Share Rights”) as well as (b) new shares, with or without share premium, against payment in cash or in kind, by conversion of claims on Holdco, by way of conversion of available reserves or in any other manner; (ii) determine the place and date of the issue or the successive issues, the issue price, the terms and conditions of the subscription of and paying up on the new shares and (iii) remove or limit the preferential subscription right of the shareholders in case of issue against payment in cash of shares, warrants (which may be separate or attached to shares, bonds, notes or similar instruments), convertible bonds, notes or similar instruments. The shares to be issued upon exercise of any Share Rights may be issued beyond the initial authorized capital period of five (5) years as long as the Share Rights were issued within the relevant initial authorized capital period of five (5) years. The rights attached to the new shares issued within the authorized share capital will be equal to those attached to existing shares and set forth in the Holdco Articles.

In addition, the board of directors will be authorized to allocate existing shares of Holdco without consideration or to issue new shares (“Bonus Shares”) paid-up out of available reserves (i) to employees of Holdco or to certain classes of such employees; (ii) to employees of companies or economic interest groupings in which Holdco holds directly or indirectly at least ten percent (10%); of the share capital or of the voting rights; (iii) to employees of companies or economic interest groupings which hold directly or indirectly at least ten percent (10%) of the share capital or of the voting

	Cayman Islands	Luxembourg

Paragraphs (b), (c) and (d) above shall have no application to shares without nominal or par value.

The powers described above may not be exercised except by a resolution of the shareholders of the company.

Pursuant to Union’s amended and restated memorandum and articles of association, the board of directors of Union may allot, issue, grant options over or otherwise dispose of shares (including fractions of a share) with or without preferred, deferred or other rights or restrictions, whether in regard to dividends or other distributions, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper.

Pursuant to Union’s amended and restated memorandum and articles of association, the board of directors of Union may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in Union on such terms as the Union’s board of directors may from time to time determine.

Union may issue units of securities in Union, which may be comprised of whole or fractional shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of shares or other securities in Union, upon such terms as the board of directors of Union may from time to time determine.

rights of Holdco; (iv) to employees of companies or economic interest groupings in which at least fifty percent (50%) of the share capital or of the voting rights are held, directly or indirectly, by a company holding itself, directly or indirectly, at least fifty percent (50%) of the share capital of Holdco; or (v) to members of the corporate bodies (mandataires sociaux) of Holdco or any of the other companies or economic interest groupings referred to under items (ii) to (iv) above (the “Beneficiaries of Bonus Shares”). The board of directors would set the terms and conditions of the allocation of Bonus Shares to the Beneficiaries of Bonus Shares, including the period for the final allocation and any minimum period during which such Bonus Shares cannot be transferred by their holders. The preferential subscription right of existing shareholders is, through their authorization to the board of directors, automatically waived in case of issuance of Bonus Shares.

The above authorizations may be renewed through a resolution of the general meeting of the shareholders adopted in the manner required for an amendment of the Holdco Articles and subject to the provisions of the 1915 Law, each time for a period not exceeding five (5) years.

APPRAISAL RIGHTS

Subject to certain statutory limitations, minority shareholders that dissent from a merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the court.

Neither Luxembourg law nor the Holdco Articles provide for appraisal rights in the sense that minority shareholders that dissent from a merger are entitled to be paid the fair market value of their shares.

	Cayman Islands	Luxembourg
SHAREHOLDER CONSENT TO ACTION WITHOUT MEETING	Written resolutions by way of special resolution or ordinary resolution must be by unanimous written resolution.

A shareholder meeting must always be called if the matter to be considered requires a shareholder resolution under Luxembourg law.

Pursuant to Luxembourg law, shareholders of a public limited liability company may not take action by written consent. All shareholder matters must be approved at an actual meeting of shareholders held before a notary public or under private seal, depending on the nature of the matter. Shareholders may vote in person, by proxy or, if the Holdco Articles provide for each of the following possibilities, by correspondence (voting form) or by conference call, through video conference or by any other means of communication allowing for their identification, allowing all persons taking part in the meeting to hear one another on a continuous basis and allowing for an effective participation of all such persons in the meeting.

MEETINGS OF SHAREHOLDERS

Pursuant to Union’s amended and restated memorandum and articles of association, all general meetings other than annual general meetings shall be called extraordinary general meetings. In addition, pursuant to Union’s amended and restated memorandum and articles of association, Union may, but shall not be obliged to (unless required by the Companies Act (As Revised) of the Cayman Islands), in each year hold a general meeting as its annual general meeting, and specify the meeting as such in the notices calling it.

Any annual general meeting shall be held at such time and place as the directors shall appoint and if no other time and place is prescribed by them, it shall be held at the registered office of Union on the second Wednesday in December of each year at 10:00 am.

The directors, the chief executive officer or the chairman of the board of directors may call general meetings, and they shall on a shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of Union.

Pursuant to the 1915 Law, at least one general meeting of shareholders must be held each year, within six months as from the close of the financial year. The purpose of such annual general meeting is to approve the annual accounts, allocate the results, proceed to director (re)appointments (if any) and resolve on the discharge of the current directors.

Other general meetings of shareholders may be convened. Luxembourg law distinguishes between ordinary resolutions and extraordinary resolutions to be adopted by the general meeting of shareholders. Extraordinary resolutions relate to proposed amendments to the Holdco Articles and other limited matters. All other resolutions are ordinary resolutions.

Pursuant to the 1915 Law, there is no requirement of a quorum for any ordinary resolutions to be considered at a general meeting and such ordinary resolutions shall be adopted by a simple majority of votes validly cast on such resolution. Abstentions

Cayman Islands	Luxembourg

and nil votes shall not be taken into account. Extraordinary resolutions are required for any of the following matters, among others: (i) an increase or decrease of the authorized or issued capital (except if made by the board of directors under the authorized capital), (ii) a limitation or exclusion of preemptive rights (except if made by the board of directors under the authorized capital), (iii) approval of a statutory merger or de-merger (scission), (iv) Holdco’s dissolution and liquidation, (v) any and all amendments to the Holdco Articles and (vi) change of nationality.

Pursuant to the 1915 Law and the Holdco Articles, for any resolutions to be considered at an extraordinary general meeting of shareholders, the quorum shall be at least half (1/2) of Holdco’s issued share capital at a first duly convened meeting, unless otherwise mandatorily required by law. If the said quorum is not reached, a second meeting may be convened, for which the 1915 Law and the Holdco Articles do not prescribe a quorum. Any extraordinary resolution shall be adopted at a quorate general meeting, except otherwise provided by law, by at least a two-thirds (2/3) majority of the votes validly cast on such resolution by shareholders. Abstentions and nil votes are not taken into account.

The 1915 Law provides that if, as a result of losses, net assets fall below half of the share capital of Holdco, the board of directors shall convene an extraordinary general meeting of shareholders so that it is held within a period not exceeding two months from the time at which the loss was or should have been ascertained by them and such meeting shall resolve on the possible dissolution of Holdco and possibly on other measures announced in the agenda. The board of directors shall, in such situation, draw up a special report which sets out the causes of that situation and justify its proposals eight days before the extraordinary general meeting. If it proposes to continue to conduct business, it shall set out in the report the measures it intends to take in order to remedy the financial situation

	Cayman Islands	Luxembourg

of Holdco. This report needs to be mentioned on the agenda of the meeting. Each shareholder has the right to obtain a copy of such report upon demand and justification of his title free of charge eight days before the general meeting. A copy of such report needs to be addressed to the shareholders at the same time as the convening notice. The absence of such report entails the nullity of the general meeting of shareholders, unless all of the shareholders waive such report.

The same rules apply if, as a result of losses, net assets fall below one-quarter of the share capital provided that in such case dissolution shall take place if approved by one-fourth of the votes casts at the extraordinary general meeting.

DISTRIBUTIONS AND DIVIDENDS; REPURCHASES AND REDEMPTIONS

Under Cayman Islands law, the board of directors may declare the payment of dividends to holders of ordinary shares out of the company’s (1) profits available for distribution, (2) “share premium account”, which represents the excess of the price paid to the company on the issue of its shares over the par or “nominal” value of those shares and is similar to the U.S. law concept of additional paid — in capital or (3) any other fund or account which can be authorized for the purpose in accordance with the Cayman Islands law. However, no dividends may be paid if, after payment, the company would not be able to pay its debts as they come due in the ordinary course of business.

Pursuant to Union’s amended and restated memorandum and articles of association, shareholders may, in connection with any vote on a business combination, elect to have their shares redeemed for cash, provided that no such shareholder acting together with any affiliate of his or any other person with whom he is acting in concert or as a partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of shares may exercise this redemption right with respect to more than 15% of the shares.

Under Luxembourg law, the amount and payment of dividends or other distributions is determined by a simple majority vote at a general shareholders’ meeting based on the recommendation of the board of directors, except in certain limited circumstances. Pursuant to Holdco’s articles of association, the board of directors has the power to pay interim dividends or make other distributions in accordance with applicable Luxembourg law. Distributions may be lawfully declared and paid if Holdco’s distributable reserves are sufficient under Luxembourg law.

All Holdco Ordinary Shares rank pari passu with respect to the payment of dividends or other distributions unless the right to dividends or other distributions has been suspended in accordance with the Holdco Articles or applicable law. Under Luxembourg law, at least 5% of Holdco’s net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of Holdco’s issued share capital. The allocation to the legal reserve becomes compulsory again when the legal reserve no longer represents 10% of Holdco’s issued share capital. The legal reserve is not available for distribution.

Cayman Islands	Luxembourg

Holdco cannot subscribe for its own Holdco Ordinary Shares.

Holdco may, however, repurchase issued Holdco Ordinary Shares or have another person acting in his, her or its own name, but on behalf of Holdco, repurchase issued Holdco Ordinary Shares, subject to the following conditions:

(1)    prior authorization by a simple majority vote at an ordinary general meeting of shareholders, which authorization sets forth:

(a)     the terms and conditions of the proposed repurchase and in particular the maximum number of Holdco Ordinary Shares to be repurchased;

(b)    the duration of the period for which the authorization is given, which may not exceed five years; and

(c)     in the case of repurchase for consideration, the minimum and maximum consideration per share;

(2)    redemptions, including shares previously acquired by Holdco and held by it in its portfolio and shares acquired by a person acting in his, her or its own name, but on behalf of Holdco, may not result in the net assets as shown in the annual accounts falling below the amount of the subscribed capital, increased by the reserves which Luxembourg law or the Holdco Articles do not permit to distribute;

(3)    only fully paid-up Holdco Ordinary Shares may be repurchased; and

(4)    the offer to repurchase must be made on the same terms to all shareholders in the same situation except for repurchases which have been unanimously decided by a general meeting at which all shareholders were present or represented; similarly, listed companies may purchase their own Holdco Ordinary Shares on the stock exchange without an offer to acquire having to be made to its shareholders.

Cayman Islands	Luxembourg

When the acquisition of Holdco’s own Holdco Ordinary Shares is necessary to avoid serious and imminent harm to Holdco, the condition in paragraph (1) above shall not apply. In such case, the following general meeting must be informed by the board of directors of the reasons for, and purpose of, the redemption, the number and nominal value, or failing that, such acquired Holdco Ordinary Share’s accounting par value, the fraction of the subscribed capital such acquired Holdco Ordinary Shares represent, as well as the countervalue of such Holdco Ordinary Shares.

The condition in paragraph (1) above shall also not apply in the case of Holdco Ordinary Shares acquired either by Holdco itself or by a person acting in his, her or its own name, but on behalf of Holdco, for distribution to the employees of Holdco or to the employees of an affiliate of Holdco due to a control relationship (i.e., its subsidiaries or controlling shareholder) or in any of the circumstances listed in article 430-16 of the 1915 Law. The distribution of such Holdco Ordinary Shares must be made within 12 months of the acquisition of those shares.

The authorization will be valid for a period ending on the earlier of five years from the date of such shareholder authorization and the date of its renewal by a subsequent general meeting of shareholders. Pursuant to such authorization, the board of directors is authorized to redeem all Holdco Ordinary Shares under the conditions set forth in article 430-15 of the 1915 Law. Such purchases and sales may be carried out for any authorized purpose or any purpose that is authorized by the laws and regulations in force. The purchase price per Holdco Ordinary Share to be determined by the board of directors or its delegate shall represent not more than the fair market value of such Holdco Ordinary Shares.

The voting and dividend rights attached to the repurchased Holdco Ordinary Shares will be suspended as long as such repurchased Holdco Ordinary Shares are held by Holdco.

Cayman Islands	Luxembourg

The redemption of Holdco Redeemable A Shares and Holdco Redeemable B Shares is subject to the following conditions in accordance with Luxembourg law and the Holdco Articles:

(a)     the redemption must be authorized by the articles of association prior to the subscription of the Holdco Redeemable A Shares and Holdco Redeemable B Shares (which condition has been satisfied);

(b)    the Holdco Redeemable A Shares must have been fully paid up (which condition has been satisfied) and Holdco Redeemable B Shares must have been fully paid up;

(c)     the terms and conditions of the redemption need to be set out in the articles of association (which condition has been satisfied);

(d)    the redemption must be made out of distributable reserves, i.e. the amount of the distribution/redemption may not exceed the amount of the results of the last financial year plus any profits brought forward and any deductions from reserves available for this purpose, subtracting any losses brought forward and any sums to be placed in non-distributable reserves in accordance with Luxembourg law or the articles of association;

(e)     an amount equal to the nominal value of all the redeemed Holdco Redeemable A Shares and Holdco Redeemable B Shares must be placed in a reserve which may not, except in the event of a reduction in the subscribed capital, be distributed to the shareholders; this reserve may only be used to increase the subscribed capital by incorporation of reserves;

	Cayman Islands	Luxembourg

(f)     where, as a result of the redemption, a premium is payable to the shareholders, that premium may only be paid out of distributable reserves (i.e. the repurchase may not have the effect that, as a result of such a distribution, the net assets as shown in the annual accounts are or would become less than the amount of the subscribed capital, increased by the reserves which the law or the articles do not permit to distribute); and

(g)    following the redemption, notice of such redemption must be filed with the Luxembourg register of commerce and companies (Registre de Commerce et des Sociétés, Luxembourg) and published in the Luxembourg official gazette (Recueil Electronique des Sociétés et Associations).

NUMBER OF DIRECTORS

Pursuant to Union’s amended and restated memorandum and articles of association, the board of directors shall consist of not less than one person provided however that the Union may by ordinary resolution increase or reduce the limits in the number of directors.

Pursuant to the 1915 Law, the Holdco Board must be composed of at least three directors. They are appointed by the general meeting of shareholders (by proposal of the board of directors, the shareholders, or a spontaneous candidacy) by a simple majority of the votes cast. Directors may be reelected, but the term of their office may not exceed six years.

VACANCIES ON BOARD OF DIRECTORS

Pursuant to Union’s amended and restated memorandum and articles of association and except as applicable law may otherwise require, in the interim between annual general meetings or extraordinary general meetings called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, additional directors and any vacancies in the board of directors, including unfilled vacancies resulting from the removal of directors for cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum (as defined in Union’s amended and restated memorandum and articles of association), or by the sole remaining director. All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A director elected to fill a vacancy

The Holdco Articles provide that the board of directors shall be composed of at least seven directors, at least five of which whom shall be independent under the Nasdaq listing rules and which shall be nominated pursuant to the Holdco Articles and the Nomination Agreement, to be elected by a simple majority vote at a general meeting. Abstentions and nil votes are not taken into account.

The Holdco Articles provide that in the event of a vacancy in the office of a director because of death, legal incapacity, bankruptcy, resignation or otherwise, this vacancy may be filled on a temporary basis and for a period of time not exceeding the initial mandate of the replaced director by the remaining directors until the next meeting of shareholders which shall resolve on the permanent appointment in compliance with the applicable legal provisions.

	Cayman Islands	Luxembourg

resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

REMOVAL OF DIRECTORS; STAGGERED TERM OF DIRECTORS

Pursuant to Union’s amended and restated memorandum and articles of association, Union may, by ordinary resolution of the shareholders, appoint any person to be a director or may, by ordinary resolution of the shareholders, remove any director.

Under Luxembourg law, a director may be removed by the general meeting of shareholders (by proposal of the board of directors, the shareholders, or a spontaneous request) by a simple majority of the votes cast, with or without cause.

The Holdco Articles provide that the general meeting of shareholders may decide to appoint directors of two different classes.

COMMITTEES	The directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more directors.

The Holdco Articles provide that the board of directors may set up one or several committees and determine the powers of such committee(s), the terms of the appointment, removal, remuneration and duration of the mandate of its/their members, as well as its/their rules of procedure.

AMENDMENT OF GOVERNING DOCUMENTS

Pursuant to Union’s amended and restated memorandum and articles of association and subject to Cayman Islands law, Union may by special resolution: change its name; alter or add to its articles of association; alter or add to its memorandum of association with respect to any objects, powers or other matters specified therein; and reduce its share capital or any capital redemption reserve fund.

Under the 1915 Law, amendments to the Holdco Articles require an extraordinary general meeting of shareholders held in front of a Luxembourg notary at which at least one half (50%) of the share capital is present or represented. The notice of the extraordinary general meeting shall set out the proposed amendments to the Holdco Articles. Alternatively, the convening notices may be exclusively made by registered mail at least eight days before the general meeting in case Holdco has only issued registered shares or if the addressees have individually agreed to receive the convening notices by another means of communication ensuring access to the information, by such means of communication. Additionally, because the Holdco Ordinary Shares will be listed on Nasdaq, Holdco shall also be required to comply with the requirements of Nasdaq applicable to Holdco in terms of convening formalities.

	Cayman Islands	Luxembourg

Under Cayman Islands law, a resolution is a special resolution when:

(a)     it has been passed by a majority of at least two-thirds of such shareholders entitled vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given, except that Union may in its articles of association specify that the required majority shall be a number greater than two-thirds, and may additionally so provide that any such majority (being not less than two-thirds) may differ as between matters required to be approved by a special resolution; or

(b)    if so authorized by its articles of association, it has been approved in writing by all of the shareholders entitled to vote at a general meeting of the company in one or more instruments each signed by one or more of the shareholders aforesaid, and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed.

If the aforementioned quorum is not reached, a second meeting may be convened as described above. The second meeting shall be validly constituted regardless of the proportion of the share capital present or represented.

At both meetings, resolutions will be adopted if approved by at least two-thirds of the votes cast by shareholders (unless otherwise required by Luxembourg law or the Holdco Articles). Where multiple classes of shares exist and the resolution to be adopted by the general meeting of shareholders changes the respective rights attaching to such shares, the resolution will be adopted only if the conditions as to quorum and majority set out above are fulfilled with respect to each class of shares.

An increase of the commitments of Holdco’s shareholders requires the unanimous consent of the shareholders.

INDEMNIFICATION OF DIRECTORS AND OFFICERS	A Cayman Islands exempted company generally may indemnify its directors or officers, except in instances of dishonesty, willful default or fraud.

Luxembourg law permits Holdco to keep directors indemnified against any expenses, judgments, fines and amounts paid in connection with liability of a director towards Holdco or a third party for management errors i.e., for wrongful acts committed during the execution of the mandate (mandat) granted to the director by Holdco, except in connection with criminal offenses, gross negligence or fraud.

LIMITED LIABILITY OF DIRECTORS	Liability of directors may be limited, except in instances of own fraud or willful default.

Luxembourg law does not provide for an ex ante limitation of liability but it permits Holdco to keep directors indemnified as set out above, and the Holdco Articles contain specific indemnification provisions stating that every person who is, or has been, a member of the board of directors or officer (mandataire) of Holdco shall be indemnified by Holdco to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by such director

	Cayman Islands	Luxembourg

in connection with any claim, action, suit or proceeding in which such director becomes involved as a party or otherwise by virtue of his or her being or having been a director or officer and against amounts paid or incurred by him or her in the settlement thereof.

ADVANCE NOTIFICATION REQUIREMENTS FOR PROPOSALS OF SHAREHOLDERS

Pursuant to Union’s amended and restated memorandum and articles of association, shareholders seeking to bring business before the annual general meeting or to nominate candidates for appointment as directors at the annual general meeting must deliver notice to the principal executive offices of Union not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the scheduled date of the annual general meeting.

One or several shareholders holding at least 10% of the share capital may request the addition of one or several items on the agenda of a general meeting. Such request must be addressed to the registered office of Holdco by registered mail at least five days before the general meeting.

If one or more shareholders representing at least 10% of the share capital request so in writing, with an indication of the agenda, the convening of a general meeting, the board of directors or the statutory auditor must convene a general meeting. The general meeting must be held within a period of one month from receipt of such request.

SHAREHOLDERS’ SUITS

In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.

Under Luxembourg law, the board of directors has sole authority to decide whether to initiate legal action to enforce Holdco’s rights (other than, in certain circumstances, an action against board members).

Shareholders generally do not have the authority to initiate legal action on Holdco’s behalf unless Holdco fails abusively to exercise its legal rights. However, Holdco’s shareholders may vote at a general meeting to initiate legal action against directors on grounds that the directors have failed to perform their duties.

Luxembourg law does not provide for class action lawsuits. However, it is possible for plaintiffs who have similar but separate claims against the same defendant(s) to bring an action on a “group” basis by way of a joint action. It is also possible to ask the court, under article 206 of the Luxembourg New Civil Procedure Code, to join claims which are closely related and to rule on them together.

In addition, minority shareholders holding an aggregate of 10% of the voting rights at Holdco’s annual general meeting voting on the discharge of a director can initiate legal action against such director on behalf of Holdco.

Shares Eligible for Future Sale

Immediately following the Closing, Holdco will have an authorized share capital (capital autorisé) (excluding the issued share capital) of $              , divided into                Holdco Ordinary Shares and zero Holdco Redeemable B Shares. Immediately following the Closing, based on the assumptions set out elsewhere in this proxy statement/prospectus, Holdco will have: (i) 119,682,852 Holdco Ordinary Shares issued and outstanding (assuming that none of Union’s existing Public Shareholders exercise their redemption rights in connection with the approval of the Business Combination with respect to their Public Shares, the SPAC Transaction Expenses do not exceed the SPAC Transaction Expenses Cap, no additional equity securities of Union are issued at or prior to Closing other than the PIPE Shares and a Closing Date of August 31, 2021), of which, (a) 5,000,000 Holdco Ordinary Shares held by the Initial Shareholders will be subject to certain lock-up arrangements pursuant to the Registration Rights and Lock-Up Agreement and 1,250,000 Holdco Ordinary Shares held by the Initial Shareholders will be held in escrow subject to release pursuant to the terms of the Transaction Support Agreement, and (b) all of the Holdco Ordinary Shares held by the Procaps Shareholders will be subject to certain lock-up arrangements pursuant to the Registration Rights and Lock-Up Agreement and 10,464,612 Holdco Ordinary Shares held by the Procaps Shareholders will be held in escrow subject to release pursuant to the terms of the Transaction Support Agreement; (ii) 4,000,000 Holdco Redeemable A Shares issued and held in treasury by Holdco; and (iii) 6,000,000 Holdco Redeemable B Shares issued and held in treasury by Holdco. In addition, Holdco is expected to have 23,375,000 Holdco Warrants issued and outstanding, each exercisable for one Holdco Ordinary Share at $11.50 per Holdco Ordinary Share. All of the Holdco Ordinary Shares issued to the Public Shareholders in connection with the Business Combination will be freely transferable by persons other than by Holdco “affiliates” or Union “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the Holdco Ordinary Shares in the public market could adversely affect prevailing market prices of the Holdco Ordinary Shares. Prior to the Business Combination, there has been no public market for Holdco Ordinary Shares. Holdco intends to apply for listing of the Holdco Ordinary Shares and Holdco Warrants on Nasdaq, but Holdco cannot assure you that a regular trading market will develop in the Holdco Ordinary Shares and Holdco Warrants.

Lock-up Agreements

In connection with, and as a condition to the consummation of, the Business Combination, the Initial Shareholders and the Procaps Shareholders will enter into the Registration Rights and Lock-Up Agreement in connection with the Closing. The Holdco Ordinary Shares to be held by the Initial Shareholders which were previously Founder Shares prior to the Business Combination will be locked-up for one year following the Closing, subject to earlier release on (i) the last consecutive trading day where the sale price of the Holdco Ordinary Shares equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing, or (ii) such date on which Holdco completes a liquidation, merger, share exchange or other similar transaction that results in all of Holdco’s stockholders having the right to exchange their Holdco Ordinary Shares for cash, securities or other property.

Four million (4,000,000) Holdco Ordinary Shares which were previously Procaps Ordinary Shares to be held by the Procaps Shareholders other than IFC (the “Alternative Lock-Up Ordinary Shares”), will be locked-up for 90 days after the Closing, subject to earlier release on (i) the last consecutive trading day where the sale price of the Holdco Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing on the Closing, or (ii) such date on which Holdco completes a liquidation, merger, share exchange or other similar transaction that results in all of Holdco’s stockholders having the right to exchange their Holdco Ordinary Shares for cash, securities or other property.

The Holdco Ordinary Shares, other than any Alternative Lock-Up Ordinary Shares, which were previously Procaps Ordinary Shares to be held by the Procaps Shareholders will be locked-up for 180 days after the Closing, subject to earlier release on such date on which Holdco completes a liquidation, merger, share exchange or other similar transaction that results in all of Holdco’s stockholders having the right to exchange their Holdco Ordinary Shares for cash, securities or other property.

Rule 144

All of Holdco’s equity shares (other than the Holdco Redeemable A Shares and Holdco Redeemable B Shares redeemed by Holdco, which will be issued but held in treasury by Holdco pending cancellation) that will be outstanding upon the completion of the Business Combination, other than those equity shares issued to the Union shareholders that are not Initial Purchasers in connection with the Business Combination, are “restricted securities” as that term is defined in Rule 144 under the Securities Act, including the shares issued to Procaps Holders in the Exchanges and to the Subscribers in the PIPE, and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this proxy statement/prospectus, a person (or persons whose shares are aggregated) who, at the time of a sale, is not, and has not been during the three months preceding the sale, an affiliate of Holdco and has beneficially owned Holdco’s restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about Holdco. Persons who are affiliates of Holdco and have beneficially owned Holdco’s restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•        1% of the then outstanding equity shares of the same class; or

•        the average weekly trading volume of Holdco Ordinary Shares of the same class during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by affiliates of Holdco under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about Holdco.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials); and

•        at least one year has elapsed from the time that the issuer filed Form 20-F type information with the SEC, which is expected to be filed promptly after completion of the Business Combination, reflecting its status as an entity that is not a shell company.

Registration Rights

In connection with, and as a condition to the consummation of, the Business Combination, Holdco, the Initial Shareholders and the Procaps Holders (collectively, the “Holders”) will enter into the Registration Rights and Lock-Up Agreement in connection with the Closing. Pursuant to the terms of the Registration Rights and Lock-Up Agreement, Holdco will be obligated to file a registration statement to register the resale of certain securities of Holdco held by the Holders. In addition, pursuant to the terms of the Registration Rights and Lock-Up Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, certain Holders may demand at any time or from time to time, that Holdco file a registration statement on Form F-1, or any such other form of registration statement as is then available to effect a registration, or, if available, Form F-3, to register the securities of Holdco held by such Holders. The Registration Rights and Lock-Up Agreement will also provide the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

Pursuant to the Subscription Agreements, Holdco agreed that, within 60 calendar days after the Closing Date (the “Filing Deadline”), it will file with the SEC (at Holdco’s sole cost and expense) a registration statement registering the resale of the PIPE Shares, and Holdco will use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the 90th calendar day (or 150th calendar day if the SEC notifies Holdco that it will “review” the registration statement) following the Filing Deadline, subject to certain requirements and customary conditions.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership of SPAC Ordinary Shares as of as of August 16, 2021 by:

•        each person known by Union to beneficially own more than 5% of the outstanding SPAC Ordinary Shares;

•        each of Union’s current executive officers and directors; and

•        all of Union’s current executive officers and directors as a group.

The Initial Shareholders, Union’s directors, officers, advisors or their affiliates may purchase SPAC Ordinary Shares in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination, although they are under no obligation to do so. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of such shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Initial Shareholders, Union’s directors, officers, advisors or their affiliates or the Procaps Shareholders purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such purchases could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining shareholder approval of the Business Combination, or to satisfy the closing condition in the Business Combination Agreement that requires Union to have a minimum amount of cash at the Closing. This may result in the completion of the Business Combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of SPAC Ordinary Shares and the number of beneficial holders of Union’s securities may be reduced, possibly making it difficult for Holdco to obtain the quotation, listing or trading of its securities on a national securities exchange.

Unless otherwise indicated, Union believes that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. The following table does not reflect record or beneficial ownership of the SPAC Warrants. The calculation of the percentage of beneficial ownership is based on 18,553,164 SPAC Ordinary Shares outstanding as of August 16, 2021.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Approximate Percentage of Outstanding Shares
Juan Sartori	2,352,500	(2)	12.7%
Kyle P. Bransfield	2,502,500	(3)	13.5%
Daniel W. Fink	75,000		*
Gerald W. Haddock	25,000		*
Joseph J. Schena	25,000		*
Union Group International Holdings Limited	2,352,500		12.7%
Union Acquisition Associates II, LLC	2,352,500		12.7%
All directors and executive officers as a group (five individuals)	4,980,000		26.8%
Five Percent Holders:
Siu Min Wong(4)	1,500,000		8.0%
HGC Investment Management Inc.(5)	1,295,000		6.98%
Polar Asset Management Partners Inc.(6)	1,500,000		8.0%
Hudson Bay Capital Management LP(7)	1,300,000		7.0%

__________

Notes: —

*        Less than 1%.

(1)      Unless otherwise indicated, the business address of each of the individuals is 1425 Brickell Ave., #57B, Miami, FL 33131.

(2)      Represents shares held by Union Group International Holdings Limited, an entity controlled by Mr. Sartori.

(3)      Includes shares held by Union Acquisition Associates II, LLC, an entity controlled by Mr. Bransfield, and PENSCO Trust Company, which holds shares for Mr. Bransfield as beneficiary.

(4)      The business address of Mr. Wong is 590 Avenue, 15th Floor, New York, New York 10022. Represents shares held for the account of Linden Capital L.P. (“Linden Capital”) and one or more separately managed accounts (the “Managed Accounts”). Linden GP is the general partner of Linden Capital and, in such capacity, may be deemed to beneficially own the shares held by Linden Capital. Linden Advisors is the investment manager of Linden Capital and trading advisor or investment advisor for the Managed Accounts. Mr. Wong is the principal owner and controlling person of Linden Advisors and Linden GP. In such capacities, Linden Advisors and Mr. Wong may each be deemed to beneficially own the shares held by each of Linden Capital and the Managed Accounts. The foregoing information was derived from a Schedule 13G filed on November 1, 2019.

(5)      The business address of HGC Investment Management Inc. is 366 Adelaide, Suite 601, Toronto, Ontario M5V 1R9, Canada. Represents shares held for the account of HGC Arbitrage Fund LP (the “Fund”). HGC Investment Management Inc. serves as the investment manager to the Fund.

(6)      The business address of Polar Asset Management Partners Inc. (“Polar”) is 401 Bay Street, Suite 1900, PO Box 19, Toronto, Ontario M5H 2Y4, Canada. Represents shares held by Polar Multi-Strategy Master Fund, to which Polar serves as an investment advisor.

(7)      The business address of Hudson Bay Capital Management LP (“Hudson Bay”) is 777 Third Avenue, 30th Floor, New York, NY 10017. Represents shares held by Tech Opportunities LLC, which is controlled by Hudson Bay Master Fund Ltd. Hudson Bay serves as investment manager to Hudson Bay Master Fund Ltd.

The following table shows the beneficial ownership of Procaps’ Ordinary Shares as of August 16, 2021 by:

•        each person known by Procaps to beneficially own more than 5% of the outstanding Procaps Ordinary Shares;

•        each of Procaps’ named executive officers and directors; and

•        all of Procaps’ executive officers and directors as a group.

Unless otherwise indicated, Procaps believes that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Except as otherwise noted herein, the number and percentage of Procaps Ordinary Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any Procaps Ordinary Shares as to which the holder has sole or shared voting power or investment power and also any Procaps Ordinary Shares which the holder has the right to acquire within 60 days of June 18, 2021 through the exercise of any option, conversion or any other right. The table does not include stock options and restricted shares held by the executive officers that do not vest or become exercisable, and do not provide voting rights, within 60 days of the date of this proxy statement/prospectus. See the section entitled “Management of Procaps.” As of August 16, 2021, there were 2,904,145 Procaps Ordinary Shares outstanding (excluding treasury shares).

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Approximate Percentage of Outstanding Shares
Ruben Minski(1)	932,376	(10)	32.1%
Jose Minski(2)	534,347	(11)	18.4%
Meyer Minski(3)	534,347	(12)	18.4%
Alexandre Weinstein(4)	492,320	(13)	17.0%
Sognatore Trust(5)	932,376		32.1%
Deseja Trust(6)	534,347		18.4%
Simphony Trust(7)	534,347		18.4%
Hoche Partners Pharma Holding S.A.(8)	492,320		17.0%
International Finance Corporation(9)	410,755		14.1%
All directors and executive officers as a group (five individuals)	2,493,390		85.9%

____________

Notes: —

(1)      The business address of Mr. Ruben Minski is Calle 80 No. 78B-201, Barranquilla, Atlántico, Colombia.

(2)      The business address of Mr. Jose Minski is 21500 Biscayne Boulevard, Suite 600, Aventura, Florida 33180.

(3)      The business address of Mr. Meyer Minski is 20900 NE 30th Ave., Suite 707, Aventura, Florida 33180.

(4)      The business address of Mr. Weinstein is Calle 80 No. 78B-201, Barranquilla, Atlántico, Colombia.

(5)      The business address of the Sognatore Trust is Oficina 503A-02, Edificio Quantum (500) Ruta 8 km. 17.500 Zonamérica, Montevideo, Uruguay.

(6)      The business address of the Deseja Trust is 29 Bancroft Mills Road, Wilmington, Delaware 19806.

(7)      The business address of the Simphony Trust is 29 Bancroft Mills Road, Wilmington, Delaware 19806.

(8)      The business address of Hoche Partners Pharma Holding S.A. is 3A, Val Ste Croix, L-1371 Luxembourg, Grand Duchy of Luxembourg.

(9)      The business address of the International Finance Corporation is 2121 Pennsylvania Avenue, NW, Washington DC, 20433.

(10)    Represents shares held by the Sognatore Trust, which holds shares for Bricol International Corp., a company wholly owned by Mr. Ruben Minski, as beneficiary.

(11)    Represents shares held by the Simphony Trust, which holds shares for Mr. Jose Minski as beneficiary.

(12)    Represents shares held by the Deseja Trust, which holds shares for Mr. Meyer Minski as beneficiary.

(13)    Represents shares held by Hoche Partners Pharma Holding S.A., an entity controlled by Mr. Weinstein.

The following table shows the beneficial ownership of Holdco Ordinary Shares following the consummation of the Business Combination by:

•        each person known to Holdco who will beneficially own more than 5% of the Holdco Ordinary Shares issued and outstanding immediately after the consummation of the Business Combination;

•        each person who will become an executive officer or a director of Holdco upon consummation of the Business Combination; and

•        all of the executive officers and directors of Holdco as a group upon consummation of the Business Combination.

Except as otherwise noted herein, the number and percentage of Holdco Ordinary Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any Holdco Ordinary Shares as to which the holder has sole or shared voting power or investment power and also any Holdco Ordinary Shares which the holder has the right to acquire within 60 days of August 16, 2021 through the exercise of any option, warrant or any other right.

The expected beneficial ownership of Holdco Ordinary Shares post-Business Combination has been determined based upon the following: (i) that no holders of SPAC Ordinary Shares exercise their redemption rights in connection with the approval of the Business Combination with respect to their Public Shares, (ii) assumes a Closing Date of August 31, 2021, (iii) that the SPAC Transaction Expenses do not exceed the SPAC Transaction Expenses Cap, (iv) no additional equity securities of Union are issued, other than the 10,000,000 PIPE Shares currently subscribed for and to be issued in connection with the PIPE, and (v) that 119,682,852 Holdco Ordinary Shares are outstanding following the Closing.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Approximate Percentage of Outstanding Shares
Ruben Minski(1)	31,463,207	(11)	26.3%
Jose Minski(2)	18,031,642	(12)	15.1%
Alexandre Weinstein(3)	15,735,193	(13)	13.1%
Kyle P. Bransfield(4)	2,502,500	(14)	2.1%
Daniel W. Fink(5)	75,000		*
All directors and executive officers as a group (five individuals)	67,807,542		56.7%
Five Percent Holders:
Sognatore Trust(6)	31,463,207		26.3%
Simphony Trust(7)	18,031,642		15.1%
Deseja Trust(8)	18,031,642	(15)	15.1%
Hoche Partners Pharma Holding S.A.(9)	15,735,193		13.1%
International Finance Corporation(10)	7,867,002		6.6%

____________

Notes: —

*        Less than 1%.

(1)      The business address of Mr. Ruben Minski is Calle 80 No. 78B-201, Barranquilla, Atlántico, Colombia.

(2)      The business address of Mr. Jose Minski is 21500 Biscayne Boulevard, Suite 600, Aventura, Florida 33180.

(3)      The business address of Mr. Weinstein is Calle 80 No. 78B-201, Barranquilla, Atlántico, Colombia.

(4)      The business address of Mr. Bransfield is 1425 Brickell Ave., #57B, Miami, Florida 33131.

(5)      The business address of Mr. Fink is 1425 Brickell Ave., #57B, Miami, Florida 33131.

(6)      The business address of the Sognatore Trust is Oficina 503A-02, Edificio Quantum (500) Ruta 8 km. 17.500 Zonamérica, Montevideo, Uruguay.

(7)      The business address of the Simphony Trust is 29 Bancroft Mills Road, Wilmington, Delaware 19806.

(8)      The business address of the Deseja Trust is 29 Bancroft Mills Road, Wilmington, Delaware 19806.

(9)      The business address of Hoche Partners Pharma Holding S.A. is 3A, Val Ste Croix, L-1371 Luxembourg, Grand Duchy of Luxembourg.

(10)    The business address of the International Finance Corporation is 2121 Pennsylvania Avenue, NW, Washington DC, 20433.

(11)    Represents shares held by the Sognatore Trust, which holds shares for Bricol International Corp., a company wholly owned by Mr. Ruben Minski, as beneficiary. Includes 4,875,868 Holdco Ordinary Shares that will be held in escrow subject to release pursuant to the terms of the Transaction Support Agreement.

(12)    Represents shares held by the Simphony Trust, which holds shares for Mr. Jose Minski as beneficiary. Includes 2,794,372 Holdco Ordinary Shares that will be held in escrow subject to release pursuant to the terms of the Transaction Support Agreement.

(13)    Represents shares held by Hoche Partners Pharma Holding S.A., an entity controlled by Mr. Weinstein.

(14)    Includes shares held by Union Acquisition Associates II, LLC, an entity controlled by Mr. Bransfield, and PENSCO Trust Company, which holds shares for Mr. Bransfield as beneficiary. Includes 625,000 Holdco Ordinary Shares that will be held in escrow subject to release pursuant to the terms of the Transaction Support Agreement.

(15)    Includes 2,794,372 Holdco Ordinary Shares that will be held in escrow subject to release pursuant to the terms of the Transaction Support Agreement.

Price Range of Securities and Dividends

UNION

Price Range of Union Securities

The following table shows, for the periods indicated, the high and low sales prices per share of the SPAC Units, SPAC Ordinary Shares and SPAC Warrants as reported by Bloomberg. Prior to October 22, 2019, there was no established public trading market for Union’s securities.

	SPAC Units		SPAC Ordinary Shares		SPAC Warrants
	High	Low	High	Low	High	Low
Quarter Ended
2019
Fourth Quarter(1)(2)	$10.22	$10.00	$9.86	$9.84	$0.38	$0.35
2020
First Quarter	$10.36	$9.76	$9.98	$9.45	$0.65	$0.21
Second Quarter	$10.39	$9.76	$10.10	$9.70	$0.39	$0.11
Third Quarter	$10.60	$10.10	$10.10	$9.89	$0.80	$0.30
Fourth Quarter	$10.84	$10.11	$10.40	$9.90	$0.95	$0.35
2021
First Quarter	$12.67	$10.45	$10.60	$9.99	$1.54	$0.46
Second Quarter	$11.49	$10.51	$10.15	$10.02	$0.98	$0.59
Third Quarter (through August 16, 2021)	$11.59	$10.81	$10.14	$10.09	$0.99	$0.80

____________

Notes: —

(1)      The Fourth Quarter 2019 reflects the high and low trade prices of SPAC Units beginning as of October 22, 2019, the first day that the SPAC Units began trading on the Nasdaq Capital Market

(2)      The Fourth Quarter 2019 reflects the high and low trade prices of SPAC Ordinary Shares and SPAC Warrants as of December 9, 2019, the first day that the SPAC Ordinary Shares and SPAC Warrants began trading on the Nasdaq Capital Market.

Dividends

Union has not paid any cash dividends on the SPAC Ordinary Shares to date and does not intend to pay cash dividends prior to the completion of the Business Combination.

Procaps

Price Range of Procaps Securities

Historical market price information regarding Procaps is not provided because Procaps is a privately held company and there is no public market for Procaps’ securities.

Dividends

Procaps has not paid any cash dividends on its shares as from the year ended December 31, 2018 to date, and does not intend to pay cash dividends prior to the completion of the Business Combination.

Holdco

Price Range of Holdco Securities

Historical market price information regarding Holdco is not provided because there is no public market for its securities. We are applying to list the Holdco Ordinary Shares and Holdco Warrants on Nasdaq upon the Closing.

Dividends

Holdco has not paid any cash dividends to date and does not intend to pay cash dividends prior to the completion the Business Combination.

Additional Information

Submission of Future Proposals

Union’s board of directors is not currently aware of any business to be acted upon at the Extraordinary General Meeting other than the matters discussed in this proxy statement. The form of proxy accompanying this proxy statement/prospectus confers discretionary authority upon the named proxy holders with respect to amendments or variations to the matters identified in the accompanying Notice of Extraordinary General Meeting and with respect to any other matters which may properly come before the Extraordinary General Meeting.

Union does not expect to hold a 2021 annual general meeting because it will not be a separate public company if the Business Combination is completed. Alternatively, if Union does not consummate a business combination by October 22, 2021, Union is required to begin the dissolution process provided for in the SPAC Articles. Union will liquidate as soon as practicable following such dissolution and will conduct no annual meetings thereafter.

Delivery of Documents to Shareholders

Pursuant to the rules of the SEC, Union and its agents that deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of Union’s proxy statement. Upon written or oral request, Union will deliver a separate copy of the proxy statement to any shareholder at a shared address who wishes to receive separate copies of such documents in the future. Shareholders receiving multiple copies of such documents may likewise request that Union deliver single copies of such documents in the future. Shareholders may notify the Company of their requests by calling or writing Union at Union’s principal executive offices at 1425 Brickell Ave., #57B, Miami, FL 33131, (305) 306-2522, Attn: Kyle P. Bransfield or by sending an e-mail to kyle.bransfield@unionacquisitiongroup.com.

Transfer Agent; Warrant Agent and Registrar

The registrar and transfer agent for the SPAC Ordinary Shares and Holdco Ordinary Shares and the warrant agent for the SPAC Warrants is Continental Stock Transfer & Trust Company. Union has agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Legal Matters

The validity of the Holdco Ordinary Shares to be issued in connection with the Business Combination will be passed upon by Arendt & Medernach SA and the material U.S. federal income tax consequences of the Business Combination will be passed upon by Linklaters LLP.

Experts

The consolidated financial statements of Crynssen Pharma Group Limited included elsewhere in this proxy statement/prospectus, have been audited by Deloitte & Touche Ltda., an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the proxy statement/prospectus (which report contains an explanatory paragraph regarding the ability of Procaps to continue as a going concern). Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Union Acquisition Corp. II as of September 30, 2020 and for the year then ended, appearing in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein and are included in reliance on such report given the authority of such firm as experts in accounting and auditing.

Where You Can Find More Information

As a foreign private issuer, after the consummation of the Business Combination, Holdco will be required to file its annual report on Form 20-F with the SEC no later than four months following its fiscal year end. Union files annual, quarterly and current reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read Union’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov.

All documents subsequently filed by Union pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the date on which the Extraordinary General Meeting is held, shall be deemed to be incorporated by reference into this proxy statement/prospectus.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the Extraordinary General Meeting, you should contact us by telephone or in writing:

Union Acquisition Corp. II
1425 Brickell Ave.,
Miami, FL 33131
(305) 306-2522

Attention: Kyle P. Bransfield, Chief Executive Officer

You may also obtain these documents by requesting them in writing or by telephone from Union’s proxy solicitation agent at the following address, telephone number and email:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Shareholders may call toll-free: (877) 750-5836

Banks and Brokers may call collect: (212) 750-5833

If you are a shareholder of Union and would like to request documents, please do so by           , 2021 to receive them before the Extraordinary General Meeting. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

All information in this proxy statement/prospectus relating to Union has been supplied by Union, and all such information relating to Procaps has been supplied by Procaps. Information provided by either Union or Procaps does not constitute any representation, estimate or projection of any other party.

Procaps does not file any annual, quarterly and current reports, proxy statements and other information with the SEC.

None of Union, Holdco or Procaps has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you.

The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

UNION ACQUISITION CORP. II
CONDENSED BALANCE SHEETS

	June 30, 2021	September 30, 2020
	(Unaudited)
ASSETS
Current Assets
Cash	$2,126	$955,800
Prepaid expenses	41,100	96,472
Total Current Assets	43,226	1,052,272

Investments held in Trust Account	137,245,382	201,323,339
TOTAL ASSETS	$137,288,608	$202,375,611

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities
Accrued expenses	$121,146	144,541
Advances from related parties	813,190	—
Total Current Liabilities	934,336	144,541

Warrant liabilities	30,075,000	25,500,000
Total Liabilities	31,009,336	25,644,541

Commitments and Contingencies
Ordinary shares subject to possible redemption, 13,553,164 and 17,173,106 shares at redemption value as of June 30, 2021 and September 30, 2020, respectively	135,101,919	171,731,060

Shareholders’ (Deficit) Equity
Preference shares, $0.0001 par value, 1,000,000 shares authorized; no shares issued and outstanding	—	—
Ordinary shares, $0.0001 par value, 150,000,000 shares authorized; 5,000,000 and 7,826,894 shares issued and outstanding (excluding 13,553,164 and 17,173,106 shares subject to possible redemption) as of June 30, 2021 and September 30, 2020, respectively	500	783
Additional paid-in capital	—	17,563,935
Accumulated deficit	(28,823,147)	(12,564,708)
Total Shareholders’ (Deficit) Equity	(28,822,647)	5,000,010
TOTAL LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY	$137,288,608	$202,375,611

The accompanying notes are an integral part of these unaudited condensed interim financial statements.

UNION ACQUISITION CORP. II
CONDENSED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended June 30,		Nine Months Ended June 30,
	2021	2020	2021	2020
General and administrative expenses	$387,582	$173,079	$1,023,152	$630,456
Loss from operations	(387,582)	(173,079)	(1,023,152)	(630,456)

Other (expense) income:
Change in fair value of warrant liabilities	(5,100,000)	(3,625,000)	(4,575,000)	(3,737,500)
Interest earned on marketable securities held in Trust Account	6,676	95,656	44,435	1,317,097
Total, other expense, net	(5,093,324)	(3,529,344)	(4,530,565)	(2,420,403)

Net loss	$(5,480,906)	$(3,702,423)	$(5,553,717)	$(3,050,859)

Weighted average shares outstanding of redeemable ordinary shares	14,842,531	20,000,000	18,293,485	20,000,000
Basic and diluted net income per redeemable ordinary share	$0.00	$0.00	$0.00	$0.07

Weighted average shares outstanding of non-redeemable ordinary shares	5,000,000	5,000,000	5,000,000	5,000,000
Basic and diluted net income (loss) per non-redeemable ordinary share	$(1.10)	$(0.76)	$(1.12)	$(0.87)

The accompanying notes are an integral part of these unaudited condensed interim financial statements.

UNION ACQUISITION CORP. II
CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY
(Unaudited)

THREE AND NINE MONTHS ENDED JUNE 30, 2021

	Ordinary Shares		Additional Paid in Capital	Accumulated Deficit	Total Shareholders’ Equity (Deficit)
	Shares	Amount
Balance – October 1, 2020	7,826,894	$783	$17,563,935	$(12,564,708)	$5,000,010
Change in value of ordinary shares subject to possible redemption	607,687	60	6,076,810	—	6,076,870
Net loss	—	—	—	(6,076,872)	(6,076,872)
Balance – December 31, 2020	8,434,581	$843	$23,640,745	$(18,641,580)	$5,000,008
Change in value of ordinary shares subject to possible redemption	(3,434,581)	(343)	(23,640,745)	(10,704,722)	(34,345,810)
Net income	—	—	—	6,004,061	6,004,061
Balance – March 31, 2021	5,000,000	$500	$—	$(23,342,241)	$(23,341,741)
Net loss	—	—	—	(5,480,906)	(5,480,906)
Balance – June 30, 2021	5,000,000	$500	$—	$(28,823,147)	$(28,822,647)

THREE AND NINE MONTHS ENDED JUNE 30, 2020

	Ordinary Shares		Additional Paidin Capital	(Accumulated Deficit)/ Retained Earnings	Total Shareholders’ Equity
	Shares	Amount
Balance – October 1, 2019	5,031,250	$503	$24,497	$(15,175)	$9,825
Forfeiture of Founder Shares	(31,250)	(3)	3	—	—
Sale of 20,000,000 Units, net of underwriting discounts, offering costs and warrant liabilities	20,000,000	2,000	189,268,778	—	189,270,778
Ordinary shares subject to possible redemption	(18,249,963)	(1,825)	(182,497,805)	—	(182,499,630)
Net loss	—	—	—	(1,780,964)	(1,780,964)
Balance – December 31, 2019	6,750,037	$675	$6,795,473	$(1,796,139)	$5,000,009
Change in value of ordinary shares subject to possible redemption	(243,253)	(24)	(2,432,506)	—	(2,432,530)
Net income	—	—	—	2,432,528	2,432,528
Balance – March 31, 2020	6,506,784	$651	$4,362,967	$636,389	$5,000,007
Change in value of ordinary shares subject to possible redemption	370,242	37	3,702,382	—	3,702,420
Net loss	—	—	—	(3,702,423)	(3,702,423)
Balance – June 30, 2020	6,877,026	$688	$8,065,350	$(3,066,034)	$5,000,004

The accompanying notes are an integral part of these unaudited condensed interim financial statements.

UNION ACQUISITION CORP. II
CONDENSED STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine Months Ended June 30,
	2021	2020
Cash Flows from Operating Activities:
Net (loss) income	$(5,553,717)	$(3,050,859)
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(44,435)	(1,317,097)
Change in fair value of warrant liabilities	4,575,000	3,737,500
Fees charged on Trust Account	37,500	32,083
Changes in operating assets and liabilities:
Prepaid expenses	55,373	(179,022)
Accrued expenses	(23,395)	111,193
Net cash used in operating activities	(953,674)	(666,202)

Cash Flows from Investing Activities:
Investment of cash in Trust Account	—	(200,000,000)
Cash withdrawn from Trust Account to redeeming shareholders	64,898,081	—
Investment of cash into Trust Account by Sponsor	(813,190)	—
Net cash provided by (used in) investing activities	64,084,891	(200,000,000)

Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting discounts paid	—	196,000,000
Proceeds from sale of Private Placement Warrants	—	6,250,000
Repayment of promissory note – related party	—	(175,000)
Redemption of common stock	(64,898,081)	(372,228)
Advances from related party	813,190
Net cash (used in) provided by financing activities	(64,084,891)	201,702,772

Net Change in Cash	(953,674)	1,036,570
Cash – Beginning	955,800	27,831
Cash – Ending	$2,126	$1,064,401

Non-Cash Investing and Financing Activities:
Initial classification of ordinary shares subject to possible redemption	$—	$196,730,600
Change in value of ordinary shares subject to possible redemption	$(48,629,141)	$686,640

The accompanying notes are an integral part of these unaudited condensed interim financial statements.

UNION ACQUISITION CORP. II
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 — ORGANIZATION AND PLAN OF BUSINESS OPERATIONS

Union Acquisition Corp. II (the “Company”) is a blank check company incorporated as a Cayman Islands exempted company on December 6, 2018. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities that the Company has not yet identified (a “Business Combination”).

The Company’s efforts to identify a prospective target business will not be limited to a particular industry or geographic region, although the Company intends to focus its search for a target business located in Latin America. The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.

At June 30, 2021, the Company had not yet commenced any operations. All activity through June 30, 2021 relates to the Company’s formation, the initial public offering (the “Initial Public Offering”), which is described below, and, after the Initial Public Offering, identifying a target company for a Business Combination and activities in connection with the proposed acquisition of Procaps Group, S.A., a public limited liability company governed by the laws of the Grand Duchy of Luxembourg (“Procaps”) (see Note 5). The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statement for the Company’s Initial Public Offering was declared effective on October 17, 2019. On October 22, 2019, the Company consummated the Initial Public Offering of 20,000,000 units (the “Units” and, with respect to the ordinary shares included in the Units being offered, the “Public Shares”), which includes the partial exercise by the underwriters of their over-allotment option in the amount of 2,500,000 Units, at $10.00 per Unit, generating gross proceeds of $200,000,000 which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 6,250,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per warrant in a private placement to two of the Company’s shareholders, generating gross proceeds of $6,250,000, which is described in Note 4.

Transaction costs amounted to $4,529,222, consisting of $4,000,000 of underwriting fees and $529,222 of other offering costs.

Following the closing of the Initial Public Offering on October 22, 2019, an amount of $200,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”) and invested in U.S. government treasury bills with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended, or the Investment Company Act, which invest only in direct U.S. government treasury obligations, until the earlier of (i) the consummation of the Business Combination or (ii) the distribution of the Trust Account, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s initial Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (excluding taxes payable on the income earned on the funds held in trust) at the time of the signing of an agreement to enter into a Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide the holders of the public shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination, either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision

UNION ACQUISITION CORP. II
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 — ORGANIZATION AND PLAN OF BUSINESS OPERATIONS (cont.)

as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the aggregate amount then on deposit in the Trust Account. There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

The Company will proceed with a Business Combination only if it has net tangible assets of at least $5,000,001 upon consummation of the Business Combination and, in the case of a shareholder vote, a majority of the outstanding ordinary shares voted are voted in favor of the Business Combination. Notwithstanding the foregoing, if the Company seeks shareholder approval of the Business Combination and the Company does not conduct redemptions pursuant to the tender offer rules, a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares. In connection with any initial Business Combination, the holders of the Company’s ordinary shares issued prior to the Initial Public Offering (the “Initial Shareholders”) and officers and directors and their affiliates have agreed (i) to vote any ordinary shares owned by them in favor of a Business Combination if a vote is held to approve the Business Combination, (ii) not to redeem any of their ordinary shares in connection therewith or any amendment to the Company’s charter documents prior to the consummation of a Business Combination and (iii) not to sell any of their ordinary shares to the Company in a tender offer.

The Company initially had until April 22, 2021 to complete a Business Combination (the “Combination Period”). If the Company has not completed a Business Combination within the Combination Period (and shareholders have not amended the Company’s amended and restated memorandum and articles of association to extend such date), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable, and less up to $100,000 of interest to pay liquidation expenses) divided by the number of then outstanding Public Shares, which redemption will completely extinguish the rights of the Public Shareholders as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and its Board of Directors, dissolve and liquidate, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. The proceeds deposited in the Trust Account could, however, become subject to claims of creditors. Therefore, the actual per-share redemption amount could be reduced.

On April 16, 2021, the Company held a special meeting pursuant to which the Company’s shareholders approved extending the Combination Period from April 22, 2021 to October 22, 2021 (the “Extension Date”). In connection with the approval of the extension, shareholders elected to redeem an aggregate of 6,446,836 ordinary shares. As a result, an aggregate of $64,898,081 (or approximately $10.07 per share) was released from the Company’s Trust Account to pay such shareholders.

On April 16, 2021, the Company also agreed to deposit a maximum total of $0.12 into the trust account for each of the Shares that are not redeemed in connection with the Extraordinary General Meeting (the “Contribution”). The terms of the Contribution are that each month of the Extension a deposit in an amount equal to $0.02 will be made into the trust account until completion of the business combination. The first payment into the trust account occurred on April 22, 2021 and will recur for each month that is needed by the Company to complete an initial business combination during the Extension. The Company paid $271,063 on April 22, 2021, May 22, 2021 and June 22, 2021 for a total of 813,190.

In the event of a liquidation, the Public Shareholders will be entitled to receive a full pro rata interest in the Trust Account (less up to $100,000 of interest to pay liquidation expenses and which interest shall be net of taxes payable).

UNION ACQUISITION CORP. II
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 — ORGANIZATION AND PLAN OF BUSINESS OPERATIONS (cont.)

There will be no redemption rights or liquidating distributions with respect to the Public Warrants (as defined in Note 3), the Founder Shares (as defined in Note 4) or the Private Placement Warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

In order to protect the amounts held in the Trust Account, Union Group International Holdings Limited (“Union Group”), one of the Company’s initial shareholders and an affiliate of a director of the Company, has agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, Union Group will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that Union Group will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the Securities and Exchange Commission (the “SEC”). Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed interim financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed interim financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K/A for the year ended September 30, 2020 as filed with the SEC on June 11, 2021, which contains the audited financial statements and notes thereto. The financial information as of September 30, 2020 is derived from the audited financial statements presented in the Company’s Annual Report on Form 10-K/A for the years ended September 30, 2020 and 2019. The interim results for the three and nine months ended June 30, 2021 are not necessarily indicative of the results to be expected for the year ending September 30, 2021 or for any future interim periods.

Liquidity and Going Concern

As of June 30, 2021, the Company had $2,126 in its operating bank accounts, $137,245,382 in securities held in the Trust Account to be used for a Business Combination or to repurchase or redeem its common stock in connection therewith and working capital deficit of $891,110. As of June 30, 2021, approximately $1,412,357 of the amount on deposit in the Trust Account represented interest income, which is available to pay the Company’s tax obligations.

If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, suspending the pursuit of a Business Combination. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.

UNION ACQUISITION CORP. II
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
(Unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

As a result of the above, in connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the liquidity condition and date for mandatory liquidation and dissolution raise substantial doubt about the Company’s ability to continue as a going concern through October 22, 2021 (approved extension date), the scheduled liquidation date of the Company if it does not complete a Business Combination prior to such date. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the unaudited condensed interim financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed interim financial statements and the reported amounts of revenues and expenses during the reporting periods.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. One of the more significant accounting estimates included in these condensed financial statements is the determination of the fair value of the warrant liability. Such estimates may be subject to change as more current information becomes available and accordingly the actual results could differ significantly from those estimates.

Warrant Liabilities

The Company accounts for the Warrants in accordance with the guidance contained in ASC 815-40 under which the Warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, the Company classifies the Warrants as liabilities at their fair value and adjust the Warrants to fair value at each reporting

UNION ACQUISITION CORP. II
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
(Unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. The Public Warrants for periods where no observable traded price was available are valued using a Monte Carlo simulation model. For periods subsequent to the detachment of the Public Warrants from the Units, the Public Warrant quoted market price was used as the fair value as of each relevant date. The fair value of Private Warrants was determined using a Black-Scholes option pricing model.

Ordinary Shares Subject to Possible Redemption

The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption is classified as a liability instrument and is measured at redemption value. Conditionally redeemable ordinary shares (including ordinary shares that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s ordinary shares features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at June 30, 2021 and September 30, 2020, respectively, there are 13,533,164 and 17,173,106 ordinary shares subject to possible redemption presented as temporary equity, outside of the shareholders’ equity section of the Company’s unaudited condensed balance sheets.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares are affected by charges against additional paid in capital and accumulated deficit.

Offering Costs

Offering costs consisted of legal, accounting and other expenses incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with warrant liabilities were expensed as incurred in the condensed statements of operations. Offering costs associated with the Class A ordinary shares issued were charged to shareholders’ equity upon the completion of the Initial Public Offering.

Income Taxes

ASC Topic 740, “Income Taxes”, prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of June 30, 2021 and September 30, 2020, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

The Company’s tax provision is zero because the Company is incorporated in the Cayman Islands with no connection to any other taxable jurisdiction. The Company is considered to be an exempted Cayman Islands company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company has no deferred tax assets.

UNION ACQUISITION CORP. II
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
(Unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Net Income (Loss) Per Ordinary Share

Net income (loss) per ordinary share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding for each of the periods. The calculation of diluted income (loss) per share does not consider the effect of the warrants issued in connection with the (i) Initial Public Offering, (ii) the exercise of the over-allotment option and (iii) Private Placement Warrants since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive.

The Company’s condensed statements of operations include a presentation of income (loss) per share for ordinary shares subject to possible redemption in a manner similar to the two-class method of income (loss) per share. Net income per share, basic and diluted, for redeemable ordinary shares is calculated by dividing the interest income earned on the Trust Account, by the weighted average number of redeemable ordinary shares outstanding. Net loss per share, basic and diluted, for non-redeemable ordinary shares is calculated by dividing the net income (loss), adjusted for income attributable to redeemable ordinary shares, by the weighted average number of non-redeemable ordinary shares outstanding for the periods. Non-redeemable ordinary shares include the Founder Shares as these shares do not have any redemption features and do not participate in the income earned on the Trust Account.

The following table reflects the calculation of basic and diluted net income (loss) per ordinary share (in dollars, except per share amounts):

	Three Months Ended June 30,		Nine Months Ended June 30,
	2021	2020	2021	2020
Redeemable Ordinary Shares
Numerator: Earnings allocable to Redeemable Ordinary Shares
Interest Income	$6,676	$95,656	$44,435	$1,317,097
Net Earnings	$6,676	$95,656	$44,435	$1,317,097
Denominator: Weighted Average Redeemable Ordinary Shares
Redeemable Ordinary Shares, Basic and Diluted	14,842,531	20,000,000	18,293,485	20,000,000
Earnings/Basic and Diluted Redeemable Ordinary Shares	$0.00	$0.00	$0.00	$0.07

Non-Redeemable Ordinary Shares
Numerator: Net Income (Loss) minus Redeemable Net Earnings
Net Income (Loss)	$(5,480,906)	$(3,702,423)	$(5,553,717)	$(3,050,859)
Redeemable Net Earnings	(6,676)	(95,656)	(44,435)	(1,317,097)
Non-Redeemable Net Income (Loss)	$(5,487,582)	$(3,798,079)	$(5,598,152)	$(4,367,956)
Denominator: Weighted Average Non-Redeemable Ordinary Shares(1)
Non-Redeemable Ordinary Shares, Basic and Diluted	5,000,000	5,000,000	5,000,000	5,000,000
Income (Loss) /Basic and Diluted Non-Redeemable Ordinary Shares	$(1.10)	$(0.76)	$(1.12)	$(0.87)

____________

(1)      For the three and nine months ended June 30, 2021 and 2020, basic and diluted shares are the same as there are no securities that are dilutive to the shareholders.

UNION ACQUISITION CORP. II
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
(Unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Corporation limit of $250,000. At June 30, 2021 and September 30, 2020, the Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximate the carrying amounts represented in the accompanying unaudited condensed interim financial statements, primarily due to their short-term nature, except for the warrant liabilities (see Note 7).

Recent Accounting Standards

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is for fiscal years beginning after December 15, 2021 and should be applied on a full or modified retrospective basis. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s unaudited condensed interim financial statements.

NOTE 3 — INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 20,000,000 Units, at a purchase price of $10.00 per Unit, which includes the partial exercise by the underwriters of their over-allotment option in the amount of 2,500,000 Units at $10.00 per Unit. Each Unit consists of one ordinary share and one redeemable warrant (“Public Warrant”). Each Public Warrant entitles the holder to purchase one ordinary share at a price of $11.50 per share (see Note 7).

NOTE 4 — RELATED PARTY TRANSACTIONS

Founder Shares

In December 2018, the Company issued an aggregate of 4,312,500 ordinary shares (“Founder Shares”) for an aggregate purchase price of $25,000. In August 2019, the Company effected a share capitalization pursuant to which the Company issued an additional 718,750 ordinary shares. As a result, there were 5,031,250 shares outstanding, of which an aggregate of up to 656,250 shares were subject to forfeiture by the Initial Shareholders to the extent that the underwriters’ over-allotment was not exercised in full or in part, so that the Initial Shareholders would own 20% of the Company’s issued and outstanding shares after the Initial Public Offering. As a result of the underwriters’ election to partially exercise their over-allotment option, 31,250 Founder Shares were forfeited and 625,000 Founder Shares are no longer subject to forfeiture, resulting in 5,000,000 ordinary shares outstanding.

UNION ACQUISITION CORP. II
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
(Unaudited)

NOTE 4 — RELATED PARTY TRANSACTIONS (cont.)

The Initial Shareholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier of (i) one year after the date of the consummation of a Business Combination and (ii) the date on which the closing price of the Company’s ordinary shares equals or exceeds $12.50 price per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing 150 days after a Business Combination, or earlier if, subsequent to a Business Combination, the Company consummates a subsequent liquidation, merger, share exchange or other similar transaction which results in all of the Company’s shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Private Placement

Simultaneously with the closing of the Initial Public Offering, certain of the Initial Shareholders purchased an aggregate of 6,250,000 Private Placement Warrants at a price of $1.00 Per Private Placement Warrant for an aggregate purchase price of $6,250,000. Each Private Placement Warrant is exercisable to purchase one ordinary share at an exercise price of $11.50. The proceeds from the Private Placement Warrants were added to the proceeds from the Initial Public Offering to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds of the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless. There will be no redemption rights or liquidating distributions from the Trust Account with respect to the Private Placement Warrants.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants (i) will not be redeemable by the Company and (ii) may be exercised for cash or on a cashless basis, so long as they are held by the initial purchasers or any of their permitted transferees. If the Private Placement Warrants are held by holders other than the initial purchasers or any of their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by the holders on the same basis as the Public Warrants. In addition, the Private Placement Warrants may not be transferable, assignable or salable until 30 days after the consummation of a Business Combination, subject to certain limited exceptions.

Support Services

The Company entered into an agreement, commencing on October 17, 2019 through the earlier of the consummation of a Business Combination or the Company’s liquidation, to pay an affiliate of one of the Company’s directors a monthly fee of $10,000 for office space, utilities and administrative support. For the three and nine months ended June 30, 2021 and 2020, the Company incurred $30,000, $30,000, $85,000 and $90,000 in fees for these services, respectively. At June 30, 2021 and September 30, 2020, $60,000 and $115,000 of such fee is included in accrued expenses in the accompanying unaudited condensed interim balance sheets.

The Company also pays its Chief Operating Officer a $10,000 per month consulting fee, commencing on October 17, 2019 through the earlier of the consummation of a Business Combination or the Company’s liquidation. For the three and nine months ended June 30, 2021 and 2020, the Company incurred and paid $30,000 and $90,000, respectively, in fees for these services.

Advances from Related Party

As of June 30, 2021, the Sponsor paid $813,190 on behalf of the Company in connection with the Contribution as described in Note 1. The advances are non-interest bearing and are currently due on demand.

UNION ACQUISITION CORP. II
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
(Unaudited)

NOTE 4 — RELATED PARTY TRANSACTIONS (cont.)

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Initial Shareholders, the Company’s officers, directors or their affiliates may, but are not obligated to, loan the Company funds, from time to time or at any time, as may be required (“Working Capital Loans”). Each Working Capital Loan would be evidenced by a promissory note. The Working Capital Loans would either be paid upon consummation of a Business Combination, without interest, or, at the holder’s discretion, up to $1,500,000 of the Working Capital Loans may be converted into warrants at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. In the event that a Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from the Trust Account would be used for such repayment. There are no borrowings under the working capital loans to date. As of June 30, 2021 and September 30, 2020, no Working Capital Loans were outstanding.

NOTE 5 — COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, and/or results of its operations, the specific impact is not readily determinable as of the date of these unaudited condensed interim financial statements. The unaudited condensed interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Registration Rights

Pursuant to a registration rights agreement entered into on October 17, 2019, the holders of the Founder Shares, the Private Placement Warrants (and their underlying securities) and the warrants that may be issued upon conversion of the Working Capital Loans (and their underlying securities) are entitled to registration rights. The holders of a majority of these securities will be entitled to make up to two demands that the Company register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these ordinary shares are to be released from escrow. The holders of a majority of the Private Placement Warrants and warrants issued in payment of Working Capital Loans made to the Company (or underlying securities) can elect to exercise these registration rights at any time after the Company consummates a Business Combination. In addition, the holders will have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option to purchase up to 2,625,000 additional Units to cover over-allotments at the Initial Public Offering price, less the underwriting discounts and commissions. In connection with the closing of the Initial Public Offering on October 22, 2019, the underwriters elected to partially exercise their over-allotment option to purchase 2,500,000 Units at a purchase price of $10.00 per Unit.

Business Combination Marketing Agreement

The Company engaged the representative of the underwriters in the Initial Public Offering as an advisor in connection with a Business Combination to assist the Company in holding meetings with its shareholders to discuss the potential Business Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing the Company’s securities in connection with a Business Combination, assist the Company in obtaining shareholder approval for the Business Combination and assist the Company with its press releases and public filings in connection with the Business Combination. The Company will pay this entity an aggregate cash fee for such services upon the consummation of a Business Combination in an amount equal to $4,200,000 (exclusive of any applicable finders’ fees which might become payable).

UNION ACQUISITION CORP. II
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
(Unaudited)

NOTE 5 — COMMITMENTS AND CONTINGENCIES (cont.)

Procaps Business Combination Agreement

On March 31, 2021, the Company (the “Registrant” or “SPAC”), Crynssen Pharma Group Limited, a private limited liability company registered and incorporated under the laws of Malta (the “Company”), Procaps (“Holdco”) and OZLEM Limited, an exempted company incorporated under the laws of the Cayman Islands (“Merger Sub”) entered into a Business Combination Agreement (the “Business Combination Agreement”).

Pursuant to the Business Combination Agreement, (i) Merger Sub will merge with and into SPAC, with SPAC surviving such merger and becoming a direct wholly-owned subsidiary of Holdco (the “Merger”) and, in the context of the Merger, (a) all ordinary shares of SPAC, par value $0.0001 per share (“SPAC Ordinary Shares”) outstanding will be exchanged with Holdco for the right to receive ordinary shares of Holdco, nominal value $0.01 per share (“Holdco Ordinary Shares”) pursuant to a share capital increase of Holdco, (b) the SPAC Warrants will become warrants of Holdco (“Holdco Warrants”) exercisable for Holdco Ordinary Shares, on substantially the same terms as the SPAC Warrants and (c) Holdco shall enter into an Assignment, Assumption and Amendment Agreement with SPAC and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent, to amend and assume SPAC’s obligations under the existing Warrant Agreement, dated October 17, 2019, to give effect to the conversion of SPAC Warrants to Holdco Warrants; (ii) immediately following consummation of the Merger and pursuant to those certain individual Contribution and Exchange Agreements, each dated as of March 31, 2021, and entered into by and among Holdco, the Company and each of the shareholders of the Company (the “Company Shareholders”) (collectively, the “Exchange Agreements”), each of the Company Shareholders, effective on the Closing Date immediately following the Merger (the “Exchange Effective Time”) will contribute its respective ordinary shares of the Company, nominal value $1.00 per share (“Company Ordinary Shares”) to Holdco in exchange for Holdco Ordinary Shares, and, in the case of the International Finance Corporation (“IFC”), for Holdco Ordinary Shares and redeemable B shares of Holdco (the “Holdco Redeemable B Shares”), to be subscribed for by each such Company Shareholder (such contributions and exchanges of Company Ordinary Shares for Holdco Ordinary Shares and, with respect to IFC, Holdco Ordinary Shares and Holdco Redeemable B Shares, collectively, the “Exchange”) and Holdco will, simultaneously with the Exchange, redeem all redeemable A shares of Holdco (the “Holdco Redeemable A Shares” and together with the Holdco Ordinary Shares and Holdco Redeemable B Shares, the “Holdco Shares”) held by the Company as a result of its incorporation; (iii) as a result of the Exchange, the Company will become a direct wholly-owned subsidiary of Holdco and the Company Shareholders will become holders of issued and outstanding Holdco Shares; and (iv) immediately following the Exchange, Holdco will redeem 6,000,000 Holdco Redeemable B Shares for a total purchase price of $60,000,000 in accordance with that certain Share Redemption Agreement entered into by and between Holdco and IFC on March 31, 2021. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Business Combination Agreement.

The Company has entered into separate subscription agreements (collectively, the “Subscription Agreements”), dated March 31, 2021, with certain investors, pursuant to which SPAC has agreed to issue and sell, in private placements to close contemporaneously with, but immediately prior to, the Merger, an aggregate of 10,000,000 SPAC Ordinary Shares, for a purchase price of $10.00 per SPAC Ordinary Share and an aggregate purchase price of $100,000,000 (the “PIPE Investment”), which will automatically be converted into Holdco Ordinary Shares at the Merger Effective Time. The Subscription Agreements give the investors customary registration and indemnification rights.

Nomura Agreement

On April 12, 2021, the Company announced that it has entered into an agreement (the “Support Agreement”) with Nomura Securities International, Inc. (“Nomura”) to support the special resolution (“Extension Amendment Proposal”) to amend the Company’s amended and restated memorandum and articles of association to extend the date by which the Company must consummate a business combination from April 22, 2021 to October 22, 2021 (the “Extension”). Pursuant to the Support Agreement, Nomura agrees (i) to use reasonable efforts to acquire up to 1,900,000 Shares (the “Maximum Number of Shares”) prior to April 16, 2021 and (ii) that it will not make an Election with respect to any Shares it purchases under the terms of the Support Agreement and will use reasonable efforts to

UNION ACQUISITION CORP. II
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
(Unaudited)

NOTE 5 — COMMITMENTS AND CONTINGENCIES (cont.)

withdraw any outstanding Election previously made with respect to such Shares. Pursuant to the Support Agreement, the Company agrees to pay Nomura an amount in cash equal to (i) the Maximum Number of Shares multiplied by (ii) $10.07 multiplied by (iii) 0.01, subject to certain adjustments. Nomura acquired 1,200,000 shares in connection with this agreement and the Company paid $156,360 to Nomura which is recorded in the statement of operations for the three and nine months ended June 30, 2021.

NOTE 6 — SHAREHOLDERS’ EQUITY

Preference Shares

The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors. At June 30, 2021 and September 30, 2020, there were no preference shares issued or outstanding.

Ordinary Shares

The Company is authorized to issue 150,000,000 ordinary shares, with a par value of $0.0001 per share. Holders of the ordinary shares are entitled to one vote for each ordinary share. At June 30, 2021 and September 30, 2020, there were 5,000,000 and 7,826,894 ordinary shares issued and outstanding, excluding 13,553,164 and 17,173,106 ordinary shares subject to possible redemption, respectively.

The Company determined the ordinary shares subject to redemption to be equal to the redemption value of approximately $10.00 per ordinary share while also taking into consideration a redemption cannot result in net tangible assets being less than $5,000,001. Upon considering the impact of the PIPE Investment and associated Subscription Agreements entered into on March 31, 2021, it was concluded that the redemption value should include all Public Shares resulting in the ordinary shares subject to possible redemption being equal to $135,101,919. This resulted in a measurement adjustment to the initial carrying value of the ordinary shares subject to redemption with the offset recorded to additional paid-in capital and accumulated deficit.

NOTE 7 — WARRANT LIABILITIES

The Public Warrants will become exercisable on the later of (a) the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering. Each Public Warrant entitles the holder to purchase one ordinary share at a price of $11.50 per share. In addition, if (x) the Company issues additional ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of an initial Business Combination at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Company’s Initial Shareholders or their affiliates, without taking into account any founders’ shares held by the Initial Shareholders or their affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described below will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

No Public Warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the ordinary shares issuable upon exercise of the Public Warrants and a current prospectus relating to such ordinary shares. Notwithstanding the foregoing, if a registration statement covering the ordinary shares issuable upon exercise of the Public Warrants is not effective within a specified period following the consummation of

UNION ACQUISITION CORP. II
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
(Unaudited)

NOTE 7 — WARRANT LIABILITIES (cont.)

a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Company may redeem the Public Warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        at any time after the warrants become exercisable;

•        upon not less than 30 days’ prior written notice of redemption;

•        if, and only if, the reported last sale price of the Company’s ordinary shares equals or exceeds $18.00 per share (subject to adjustment) for any 20 trading days within a 30-trading day period ending on the third business day prior to the notice of redemption to the warrant holders; and

•        if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such warrants and a current prospectus relating to those shares is available throughout the 30-day redemption period.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of ordinary shares at a price below its exercise price. The Company has agreed to use its best efforts to have declared effective a prospectus relating to the ordinary shares issuable upon exercise of the warrants and keep such prospectus current until the expiration of the warrants. However, if the Company does not maintain a current prospectus relating to the ordinary shares issuable upon exercise of the warrants, holders will be unable to exercise their warrants for cash and the Company will not be required to net cash settle or cash settle the warrant exercise. There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

NOTE 8 — FAIR VALUE MEASUREMENTS

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. The Company classifies its U.S. Treasury and equivalent securities as held-to-maturity in accordance with ASC 320 “Investments — Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying balance sheets and adjusted for the amortization or accretion of premiums or discounts.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring

UNION ACQUISITION CORP. II
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
(Unaudited)

NOTE 8 — FAIR VALUE MEASUREMENTS (cont.)

the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:     Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2:     Quoted prices in markets that are not active or financial instruments for which significant inputs to models are observable (including but not limited to quoted prices for similar securities, interest rates, foreign exchange rates, volatility, and credit risk, either directly or indirectly;

Level 3:     Prices or valuations that require significant unobservable input (including Management’s assumptions in determining fair value measurement).

At June 30, 2021, assets held in the Trust Account were comprised of $271,213 in cash, $99,994,737 in U.S. Treasury Bills and $36,979,432 in money market funds, which are invested in U.S. Treasury securities.

At September 30, 2020, assets held in the Trust Account were comprised of $46,650 in cash and $201,276,689 in U.S. Treasury Bills.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at June 30, 2021 and September 30, 2020 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	June 30, 2021	September 30, 2020
Assets:
Investments held in the Trust Account	1	$137,245,382	$201,276,435
Liabilities:
Warrant liabilities – Public Warrants	1	$18,200,000	$15,000,000
Warrant liabilities – Private Placement Warrants	3	$11,875,000	$10,500,000

The gross holding losses and fair value of held-to-maturity securities at June 30, 2021 are presented below.

	Held-To-Maturity	Level	Amortized Cost	Gross Holding Loss	Fair Value
June 30, 2021	U.S. Treasury Securities (Matureon 11/04/2021)	1	$99,994,737	$(12,737)	$99,982,000
			$99,994,737	$(12,737)	$99,982,000

The gross holding losses and fair value of held-to-maturity securities at September 30, 2020 are presented below.

	Held-To-Maturity	Level	Amortized Cost	Gross Holding Loss	Fair Value
September 30, 2020	U.S. Treasury Securities (Matureon 10/22/2020)	1	$26,298,490	$195	$26,298,685
September 30, 2020	U.S. Treasury Securities (Matureon 10/29/2020)	1	$24,998,590	$(340)	$24,998,250
September 30, 2020	U.S. Treasury Securities (Matureon 11/5/2020)	1	$49,994,033	$1,967	$49,996,000
September 30, 2020	U.S. Treasury Securities (Matureon 11/27/2020)	1	$49,993,862	$(1,362)	$49,992,500
September 30, 2020	U.S. Treasury Securities (Matureon 12/10/2020)	1	$49,991,714	$(714)	$49,991,000
			$201,276,689	$(254)	$201,276,435

UNION ACQUISITION CORP. II
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
(Unaudited)

NOTE 8 — FAIR VALUE MEASUREMENTS (cont.)

The Warrants were accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities in the accompanying condensed balance sheets. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within loss on warrant liabilities in the condensed statements of operations.

The Private Placement Warrants were valued using a Black Scholes Option Pricing Model, which is considered to be a Level 3 fair value measurement. The Public Warrants were initially valued using a Monte Carlo simulation. The subsequent measurements of the Public Warrants after the detachment of the Public Warrants from the Units was classified as Level 1 due to the use of an observable market quote in an active market. The primary unobservable input utilized in determining the fair value of the ordinary shares. The expected volatility was initially derived from observable public warrant pricing on comparable ‘blank check’ companies without an identified target.

Inherent in a Black Scholes Option Pricing Model are assumptions related to the Unit price, expected volatility, risk-free interest rate, term to expiration, and dividend yield. The Unit price is based on the publicly traded price of the Units as of the measurement date. The Company estimated the volatility for the Public and Private Placement Warrants based on the implied volatility from the traded prices of warrants issued by other special purpose acquisition companies. The risk-free interest rate is based on interpolated U.S. Treasury rates, commensurate with a similar term to the Public and Private Placement Warrants. The term to expiration was calculated as the contractual term of the Public and Private Placement Warrants, assuming one year to a Business Combination from the IPO date. Finally, the Company does not anticipate paying a dividend. Any changes in these assumptions can change the valuation significantly.

The following table presents the quantitative information regarding Level 3 fair value measurement inputs at their measurement dates:

	As of June 30, 2021	As of September 30, 2020
Share Price	$10.09	$9.93
Term (in years)	5.3	5.5
Volatility	24.2%	23.5%
Risk-free rate	0.92%	0.33%
Dividend yield	0.0%	0.0%

The change in the fair value of the derivative warrant liabilities, measured using Level 3 inputs, for the three and nine months ended June 30, 2021 is summarized as follows:

Private Placement
Fair value as of October 1, 2020	$10,500,000
Change in fair value of derivative warrant liabilities	1,875,000
Fair value as of December 31, 2020	12,375,000
Change in fair value of derivative warrant liabilities	(1,000,000)
Fair value as of March 31, 2021	11,375,000
Change in fair value	500,000
Fair value as of June 30, 2021	$11,875,000

Transfers to/from Levels 1, 2, and 3 are recognized at the end of the reporting period. There were no transfers between levels for the three and nine months ended June 30, 2021 and 2020.

NOTE 9 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the unaudited condensed interim financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the unaudited condensed interim financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Union Acquisition Corp. II

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Union Acquisition Corp. II (the “Company”) as of September 30, 2020 and 2019, the related statements of operations, changes in shareholders’ equity and cash flows, for the year ended September 30, 2020 and for the period from December 6, 2018 (inception) through September 30, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2020 and 2019, and the results of its operations and its cash flows for the year ended September 30, 2020 and for the period from December 6, 2018 (inception) through September 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Restatement of Financial Statements

As discussed in Note 2 to the financial statements, the Securities and Exchange Commission issued a public statement entitled Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”) (the “Public Statement”) on April 12, 2021, which discusses the accounting for certain warrants as liabilities. The Company previously accounted for its warrants as equity instruments. Management evaluated its warrants against the Public Statement, and determined that the warrants should be accounted for as liabilities. Accordingly, the 2020 financial statements have been restated to correct the accounting and related disclosure for the warrants.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, if the Company is unable to raise additional funds to alleviate liquidity needs as well as complete a Business Combination by the close of business on October 22, 2021, then the Company will cease all operations except for the purpose of liquidating. This date for mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2019.

New York, New York

June 11, 2021

UNION ACQUISITION CORP. II

BALANCE SHEETS

(AS RESTATED)

	September 30, 2020	September 30, 2019
ASSETS
Current Assets
Cash	$955,800	$27,831
Prepaid expenses	96,472	—
Total Current Assets	1,052,272	27,831

Deferred offering costs	—	213,307
Cash and marketable securities held in Trust Account	201,323,339	—
TOTAL ASSETS	$202,375,611	$241,138

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses	$144,541	$—
Accrued offering costs	—	56,313
Promissory note – related party	—	175,000
Total Current Liabilities	144,541	231,313

Warrant liabilities	25,500,000	—
TOTAL LIABILITIES	25,644,541	231,313

Commitments and Contingencies

Ordinary shares subject to possible redemption, $0.0001 par value, 17,173,106 and 0 shares at redemption value at $10.00 per share at September 30, 2020 and 2019, respectively	171,731,060	—

Shareholders’ Equity
Preference shares, $0.0001 par value, 1,000,000 shares authorized; no shares issued and outstanding	—	—
Ordinary shares, $0.0001 par value, 150,000,000 shares authorized; 7,826,894 and 5,031,250(1) shares issued and outstanding (excluding 17,173,106 and -0- shares subject to possible redemption) at September 30, 2020 and 2019, respectively	783	503
Additional paid-in capital	17,563,935	24,497
Accumulated deficit	(12,564,708)	(15,175)
Total Shareholders’ Equity	5,000,010	9,825
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$202,375,611	$241,138

____________

(1)      Share count at September 30, 2019 included 656,250 shares subject to forfeiture. As a result of the underwriters’ election to partially exercise their over-allotment option, 31,250 shares were forfeited and 625,000 shares are no longer subject to forfeiture (see Note 4).

The accompanying notes are an integral part of the financial statements.

UNION ACQUISITION CORP. II

STATEMENTS OF OPERATIONS

(AS RESTATED)

	Year Ended September 30, 2020	For the period from December 6, 2018 (inception) through September 30, 2019
Formation and operating costs	$867,455	$15,175
Loss from operations	(867,455)	(15,175)

Other income (expense):
Change in fair value of warrant liabilities	(13,050,000)	—
Interest earned on marketable securities held in Trust Account	1,367,922	—
Other expense, net	(11,682,078)	—

Net loss	$(12,549,533)	$(15,175)

Weighted average shares outstanding of redeemable ordinary shares	20,000,000	—
Basic and diluted net income per redeemable ordinary share	$0.07	$0.00

Weighted average shares outstanding of non-redeemable ordinary shares(1)	5,000,000	4,375,000
Basic and diluted net loss per non-redeemable ordinary share	$(2.78)	$(0.00)

____________

(1)      Share count at September 30, 2019 excluded 656,250 shares subject to forfeiture. As a result of the underwriters’ election to partially exercise their over-allotment option, 31,250 shares were forfeited and 625,000 shares are no longer subject to forfeiture (see Note 4).

The accompanying notes are an integral part of the financial statements.

UNION ACQUISITION CORP. II

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(AS RESTATED)

YEAR ENDED SEPTEMBER 30, 2020

	Ordinary Shares		Additional Paid in Capital	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount
Balance – October 1, 2019	5,031,250	$503	$24,497	$(15,175)	$9,825

Forfeiture of Founders Shares	(31,250)	(3)	3	—	—

Sale of 20,000,000 Units, net of underwriting discounts, offering costs and warrant liabilities	20,000,000	2,000	189,268,778	—	189,270,778

Ordinary shares subject to possible redemption	(17,173,106)	(1,717)	(171,729,343)	—	(171,731,060)

Net loss	—	—	—	(12,549,533)	(12,549,533)
Balance – September 30, 2020	7,826,894	$783	$17,563,935	$(12,564,708)	$5,000,010

FOR THE PERIOD FROM DECEMBER 6, 2018 (INCEPTION) THROUGH SEPTEMBER 30, 2019

	Ordinary Shares		Additional Paid in Capital	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount
Balance – December 6, 2018 (inception)	—	$—	$—	$—	$—

Ordinary shares issued to Initial shareholder(1)	5,031,250	503	24,497	—	25,000

Net loss	—	—	—	(15,175)	(15,175)
Balance – September 30, 2019	5,031,250	$503	$24,497	$(15,175)	$9,825

____________

(1)      Included up to 656,250 shares subject to forfeiture if the over-allotment option was not exercised in full or in part by the underwriters (see Note 4). On October 22, 2019, as a result of the underwriters’ election to partially exercise their over-allotment option, 31,250 shares were forfeited.

The accompanying notes are an integral part of the financial statements.

UNION ACQUISITION CORP. II

STATEMENTS OF CASH FLOWS

(AS RESTATED)

	Year Ended September 30, 2020	For the Period From December 6, 2018 (Inception) Through September 30, 2019
Cash Flows from Operating Activities:
Net loss	$(12,549,533)	$(15,175)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Change in fair value of warrant liabilities	13,050,000	—
Interest earned on marketable securities held in Trust Account	(1,367,922)	—
Fees charged on Trust Account	44,583	—
Changes in operating assets and liabilities:
Prepaid expenses	(96,472)	—
Accrued expenses	144,541	—
Net cash used in operating activities	(774,803)	(15,175)

Cash Flows from Investing Activities:
Investment of cash in Trust Account	(200,000,000)	—
Net cash used in investing activities	(200,000,000)	—

Cash Flows from Financing Activities:
Proceeds from issuance of ordinary shares	—	25,000
Proceeds from sale of Units, net of underwriting discounts paid	196,000,000	—
Proceeds from sale of Private Placement Warrants	6,250,000	—
Proceeds from promissory note – related party	—	175,000
Repayment of promissory note – related party	(175,000)	—
Payments of offering costs	(372,228)	(156,994)
Net cash provided by financing activities	201,702,772	43,006

Net Change in Cash	927,969	27,831
Cash – Beginning	27,831	—
Cash – Ending	$955,800	$27,831

Non-Cash Investing and Financing Activities:
Initial classification of ordinary shares subject to possible redemption	$185,530,600	$—
Change in value of ordinary shares subject to possible redemption	$(11,799,540)	$—
Offering costs included in accrued offering costs	$—	$56,313

The accompanying notes are an integral part of the financial statements.

UNION ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND PLAN OF BUSINESS OPERATIONS

Union Acquisition Corp. II (the “Company”) is a blank check company incorporated as a Cayman Islands exempted company on December 6, 2018. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities that the Company has not yet identified (a “Business Combination”).

The Company’s efforts to identify a prospective target business will not be limited to a particular industry or geographic region, although the Company intends to focus its search for a target business located in Latin America. The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.

At September 30, 2020, the Company had not yet commenced any operations. All activity through September 30, 2020 relates to the Company’s formation, the initial public offering (the “Initial Public Offering”), which is described below, and, after the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering. The Company has selected September 30 as its fiscal year end.

The registration statement for the Company’s Initial Public Offering was declared effective on October 17, 2019. On October 22, 2019, the Company consummated the Initial Public Offering of 20,000,000 units (the “Units” and, with respect to the ordinary shares included in the Units being offered, the “Public Shares”), which includes the partial exercise by the underwriters of their over-allotment option in the amount of 2,500,000 Units, at $10.00 per Unit, generating gross proceeds of $200,000,000 which is described in Note 4.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 6,250,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per warrant in a private placement to two of the Company’s shareholders, generating gross proceeds of $6,250,000, which is described in Note 5.

Transaction costs amounted to $4,529,222, consisting of $4,000,000 of underwriting fees and $529,222 of other offering costs. In addition, as of September 30, 2020, cash of $955,800 was held outside of the Trust Account (as defined below) and is available for working capital purposes.

Following the closing of the Initial Public Offering on October 22, 2019, an amount of $200,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”) and invested in U.S. government treasury bills with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended, or the Investment Company Act, which invest only in direct U.S. government treasury obligations, until the earlier of (i) the consummation of the Business Combination or (ii) the distribution of the Trust Account, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s initial Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (excluding taxes payable on the income earned on the funds held in trust) at the time of the signing of an agreement to enter into a Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

UNION ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND PLAN OF BUSINESS OPERATIONS (cont.)

The Company will provide the holders of the public shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination, either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the aggregate amount then on deposit in the Trust Account. There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

The Company will proceed with a Business Combination only if it has net tangible assets of at least $5,000,001 upon consummation of the Business Combination and, in the case of a shareholder vote, a majority of the outstanding ordinary shares voted are voted in favor of the Business Combination. Notwithstanding the foregoing, if the Company seeks shareholder approval of the Business Combination and the Company does not conduct redemptions pursuant to the tender offer rules, a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares. In connection with any initial Business Combination, the holders of the Company’s ordinary shares issued prior to the Initial Public Offering (the “Initial Shareholders”) and officers and directors and their affiliates have agreed (i) to vote any ordinary shares owned by them in favor of a Business Combination if a vote is held to approve the Business Combination, (ii) not to redeem any of their ordinary shares in connection therewith or any amendment to the Company’s charter documents prior to the consummation of a Business Combination and (iii) not to sell any of their ordinary shares to the Company in a tender offer.

The Company initially had until April 22, 2021 to complete a Business Combination (the “Combination Period”). If the Company has not completed a Business Combination within the Combination Period (and shareholders have not amended the Company’s amended and restated memorandum and articles of association to extend such date), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable, and less up to $100,000 of interest to pay liquidation expenses) divided by the number of then outstanding Public Shares, which redemption will completely extinguish the rights of the Public Shareholders as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and its Board of Directors, dissolve and liquidate, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. The proceeds deposited in the Trust Account could, however, become subject to claims of creditors. Therefore, the actual per-share redemption amount could be reduced.

On April 16, 2021, the Company held a special meeting pursuant to which the Company’s shareholders approved extending the Combination Period from April 22, 2021 to October 22, 2021 (the “Extension Date”). In connection with the approval of the extension, shareholders elected to redeem an aggregate of 6,446,836 ordinary shares. As a result, an aggregate of $64,898,081 (or approximately $10.07 per share) was released from the Company’s Trust Account to pay such shareholders.

In the event of a liquidation, the Public Shareholders will be entitled to receive a full pro rata interest in the Trust Account (less up to $100,000 of interest to pay liquidation expenses and which interest shall be net of taxes payable). There will be no redemption rights or liquidating distributions with respect to the Public Warrants (as defined in Note 4), the Founder Shares (as defined in Note 5) or the Private Placement Warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

UNION ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND PLAN OF BUSINESS OPERATIONS (cont.)

In order to protect the amounts held in the Trust Account, Union Group International Holdings Limited (“Union Group”), one of the Company’s initial shareholders and an affiliate of a director of the Company, has agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, Union Group will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that Union Group will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

NOTE 2 — RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company previously accounted for its outstanding Public Warrants (as defined in Note 4) and Private Placement Warrants (collectively, with the Public Warrants, the “Warrants”) issued in connection with its Initial Public Offering as components of equity instead of as derivative liabilities. The warrant agreement governing the Warrants includes a provision that provides for potential changes to the settlement amounts dependent upon the characteristics of the holder of the warrant. In addition, the warrant agreement includes a provision that in the event of a tender offer or exchange offer made to and accepted by holders of more than 50% of the outstanding shares of a single class of stock, all holders of the Warrants would be entitled to receive cash for their Warrants (the “tender offer provision”).

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the Securities and Exchange Commission together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”). Specifically, the SEC Statement focused on certain settlement terms and provisions related to certain tender offers following a business combination, which terms are similar to those contained in the warrant agreement.

In further consideration of the SEC Statement, the Company’s management further evaluated the Warrants under Accounting Standards Codification (“ASC”) Subtopic 815-40, Contracts in Entity’s Own Equity. ASC 815-40 addresses equity versus liability treatment and classification of equity-linked financial instruments, including warrants, and states that a warrant may be classified as a component of equity only if, among other things, the warrant is indexed to the issuer’s common stock. Under ASC 815-40, a warrant is not indexed to the issuer’s common stock if the terms of the warrant require an adjustment to the exercise price upon a specified event and that event is not an input to the fair value of the warrant. Based on management’s evaluation, the Company’s audit committee, in consultation with management, concluded that the Company’s Private Placement Warrants are not indexed to the Company’s ordinary shares in the manner contemplated by ASC 815-40 because the holder of the instrument is not an input into the pricing of a fixed-for-fixed option on equity shares. In addition, based on management’s evaluation, the Company’s audit committee, in consultation with management, concluded that the tender offer provision fails the “classified in shareholders’ equity” criteria as contemplated by ASC 815-40.

As a result of the above, the Company should have classified the Warrants as derivative liabilities in its previously issued financial statements. Under this accounting treatment, the Company is required to measure the fair value of the Warrants at the end of each reporting period and recognize changes in the fair value from the prior period in the Company’s operating results for the current period.

The Company’s accounting for the Warrants as components of equity instead of as derivative liabilities did not have any effect on the Company’s previously reported investments held in trust, operating expenses or cash.

UNION ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 2 — RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (cont.)

The table below summarizes the effects of the restatement on the financial statements for all periods being restated:

	As Previously Reported	Adjustments	As Restated
Balance sheet as of October 22, 2019 (audited)
Warrant Liabilities	$—	$13,200,000	$13,200,000
Ordinary Shares Subject to Possible Redemption	196,730,600	(13,200,000)	183,530,600
Ordinary Shares	533	132	665
Additional Paid-in Capital	5,014,645	749,868	5,764,513
Accumulated Deficit	(15,175)	(750,000)	(765,175)

Balance sheet as of December 31, 2019 (unaudited)
Warrant Liabilities	$—	$14,575,000	$14,575,000
Ordinary Shares Subject to Possible Redemption	197,074,630	(14,575,000)	182,499,630
Ordinary Shares	529	146	675
Additional Paid-in Capital	4,670,619	2,124,854	6,795,473
Retained Earnings (Accumulated Deficit)	328,861	(2,125,000)	(1,796,139)

Balance sheet as of March 31, 2020 (unaudited)
Warrant Liabilities	$—	$12,562,500	$12,562,500
Ordinary Shares Subject to Possible Redemption	197,494,660	(12,562,500)	184,932,160
Ordinary Shares	525	126	651
Additional Paid-in Capital	4,250,593	112,374	4,362,967
Retained Earnings	748,889	(112,500)	636,389

Balance sheet as of June 30, 2020 (unaudited)
Warrant Liabilities	$—	$16,187,500	$16,187,500
Ordinary Shares Subject to Possible Redemption	197,417,240	(16,187,500)	181,229,740
Ordinary Shares	526	162	688
Additional Paid-in Capital	4,328,012	3,737,338	8,065,350
Retained Earnings (Accumulated Deficit)	671,466	(3,737,500)	(3,066,034)

Balance sheet as of September 30, 2020 (audited)
Warrant Liabilities	$—	$25,500,000	$25,500,000
Ordinary Shares Subject to Possible Redemption	197,231,060	(25,500,000)	171,731,060
Ordinary Shares	528	255	783
Additional Paid-in Capital	4,514,190	13,049,745	17,563,935
Accumulated Deficit	485,292	(13,050,000)	(12,564,708)

Statement of Operations for the Three Months Ended December 31, 2019 (unaudited)
Change in fair value of warrant liabilities	$—	$(2,125,000)	$(2,125,000)
Net income (loss)	344,036	(2,125,000)	(1,780,964)
Weighted average shares outstanding of redeemable ordinary shares	20,000,000	—	20,000,000
Basic and diluted income per share, redeemable ordinary shares	0.03	—	0.03
Weighted average shares outstanding of non-redeemable ordinary shares	5,000,000	—	5,000,000
Basic and diluted net loss per share, non-redeemable ordinary shares	(0.05)	(0.42)	(0.47)

UNION ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 2 — RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (cont.)

	As Previously Reported	Adjustments	As Restated
Statement of Operations for the Three Months Ended March 31, 2020 (unaudited)
Change in fair value of warrant liabilities	$—	$2,012,500	$2,012,500
Net income	420,028	2,012,500	2,432,528
Weighted average shares outstanding of redeemable ordinary shares	20,000,000	—	20,000,000
Basic and diluted income per share, redeemable ordinary shares	0.03	—	0.03
Weighted average shares outstanding of non-redeemable ordinary shares	5,000,000	—	5,000,000
Basic and diluted net loss per share, non-redeemable ordinary shares	(0.04)	0.40	0.36

Statement of Operations for the Six Months Ended March 31, 2020 (unaudited)
Change in fair value of warrant liabilities	$—	$(112,500)	$(112,500)
Net income	764,064	(112,500)	651,564
Weighted average shares outstanding of redeemable ordinary shares	20,000,000	—	20,000,000
Basic and diluted income per share, redeemable ordinary shares	0.06	—	0.06
Weighted average shares outstanding of non-redeemable ordinary shares	5,000,000	—	5,000,000
Basic and diluted net loss per share, non-redeemable ordinary shares	(0.09)	(0.02)	(0.11)

Statement of Operations for the Three Months Ended June 30, 2020 (unaudited)
Change in fair value of warrant liabilities	$—	$(3,625,000)	$(3,625,000)
Net loss	(77,423)	(3,625,000)	(3,702,423)
Weighted average shares outstanding of redeemable ordinary shares	20,000,000	—	20,000,000
Basic and diluted income per share, redeemable ordinary shares	0.00	—	0.00
Weighted average shares outstanding of non-redeemable ordinary shares	5,000,000	—	5,000,000
Basic and diluted net loss per share, non-redeemable ordinary shares	(0.03)	(0.73)	(0.76)

Statement of Operations for the Nine Months Ended June 30, 2020 (unaudited)
Change in fair value of warrant liabilities	$—	$(3,737,500)	$(3,737,500)
Net income (loss)	686,641	(3,737,500)	(3,050,859)
Weighted average shares outstanding of redeemable ordinary shares	20,000,000	—	20,000,000
Basic and diluted income per share, redeemable ordinary shares	0.07	—	0.07
Weighted average shares outstanding of non-redeemable ordinary shares	5,000,000	—	5,000,000
Basic and diluted net loss per share, non-redeemable ordinary shares	(0.13)	(0.74)	(0.87)

UNION ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 2 — RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (cont.)

	As Previously Reported	Adjustments	As Restated
Statement of Operations for the Year Ended September 30, 2020
Change in fair value of warrant liabilities	$—	$(13,050,000)	$(13,050,000)
Net income (loss)	500,467	(13,050,000)	(12,549,533)
Weighted average shares outstanding of redeemable ordinary shares	20,000,000	—	20,000,000
Basic and diluted income per share, redeemable ordinary shares	0.07	—	0.07
Weighted average shares outstanding of non-redeemable ordinary shares	5,000,000	—	5,000,000
Basic and diluted net loss per share, non-redeemable ordinary shares	(0.17)	(2.61)	(2.78)

Statement of Cash Flows for the Three Months Ended December 31, 2019 (unaudited)
Net income (loss)	$344,036	$(2,125,000)	$(1,780,964)
Change in fair value of warrant liabilities	—	14,575,000	14,575,000
Initial classification of ordinary shares subject to redemption	196,730,600	(13,200,000)	183,530,600
Change in value of ordinary shares subject to possible redemption	344,030	(1,375,000)	(1,030,970)

Statement of Cash Flows for the Six Months Ended March 31, 2020 (unaudited)
Net income	$764,064	$2,012,500	$2,776,564
Change in fair value of warrant liabilities	—	12,562,500	12,562,500
Initial classification of ordinary shares subject to redemption	196,730,600	(13,200,000)	183,530,600
Change in value of ordinary shares subject to possible redemption	764,060	637,500	1,401,560

Statement of Cash Flows for the Nine Months Ended June 30, 2020 (unaudited)
Net income (loss)	$686,641	$(3,625,000)	$(2,938,359)
Change in fair value of warrant liabilities	—	16,187,500	16,187,500
Initial classification of ordinary shares subject to redemption	196,730,600	(13,200,000)	183,530,600
Change in value of ordinary shares subject to possible redemption	686,640	(2,987,500)	(2,300,860)

Statement of Cash Flows for the Year Ended September 30, 2020
Net income (loss)	$500,467	$(13,050,000)	$(12,549,533)
Change in fair value of warrant liabilities	—	13,050,000	13,050,000
Initial classification of ordinary shares subject to redemption	196,730,600	(13,200,000)	183,530,600
Change in value of ordinary shares subject to possible redemption	500,460	(12,300,000)	(11,799,540)

UNION ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission (the “SEC”).

Going Concern

In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Codification (“ASC”) 205-40, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the mandatory liquidation and subsequent dissolution, should the Company be unable to complete a business combination, raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after October 22, 2021.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. One of the more significant accounting estimates included in these condensed

UNION ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

financial statements is the determination of the fair value of the warrant liabilities. Such estimates may be subject to change as more current information becomes available and accordingly the actual results could differ significantly from those estimates.

Ordinary Shares Subject to Possible Redemption

The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption is classified as a liability instrument and is measured at redemption value. Conditionally redeemable ordinary shares (including ordinary shares that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s ordinary shares features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at September 30, 2020 and 2019, respectively, there are 17,173,106 and 0 ordinary shares subject to possible redemption presented as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheets.

Offering Costs

Offering costs consist of underwriting, legal, accounting and other expenses incurred through the Initial Public Offering that are directly related to the Initial Public Offering. Offering costs amounting to $4,529,222 were charged to shareholders’ equity upon the completion of the Initial Public Offering.

Warrant Liabilities

The Company accounts for the Warrants in accordance with the guidance contained in ASC 815-40 under which the Warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, the Company classifies the Warrants as liabilities at their fair value and adjust the Warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. The Public Warrants for periods where no observable traded price was available are valued using a Monte Carlo simulation model. For periods subsequent to the detachment of the Public Warrants from the Units, the Public Warrant quoted market price was used as the fair value as of each relevant date. The fair value of Private Warrants was determined using a Black-Scholes option pricing model.

Income Taxes

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of September 30, 2020 and 2019, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

The Company’s tax provision is zero because the Company is incorporated in the Cayman Islands with no connection to any other taxable jurisdiction. The Company is considered to be an exempted Cayman Islands company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company has no deferred tax assets.

UNION ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Net Income (Loss) Per Ordinary Share

Net income (loss) per ordinary share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding for each of the periods. The calculation of diluted income (loss) per share does not consider the effect of the warrants issued in connection with the (i) Initial Public Offering, (ii) the exercise of the over-allotment option and (iii) Private Placement Warrants since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive. The warrants are exercisable to purchase 26,250,000 shares of ordinary shares in the aggregate.

The Company’s statements of operations include a presentation of income (loss) per share for ordinary shares subject to possible redemption in a manner similar to the two-class method of income (loss) per share. Net income per share, basic and diluted, for redeemable ordinary shares is calculated by dividing the interest income earned on the Trust Account, by the weighted average number of redeemable ordinary shares outstanding since original issuance. Net loss per share, basic and diluted, for non-redeemable ordinary shares is calculated by dividing the net income (loss), adjusted for income attributable to redeemable ordinary shares, by the weighted average number of non-redeemable ordinary shares outstanding for the periods. Non-redeemable ordinary shares include the Founder Shares as these shares do not have any redemption features and do not participate in the income earned on the Trust Account.

The following table reflects the calculation of basic and diluted net income (loss) per ordinary share (in dollars, except per share amounts):

	Year Ended September 30, 2020	For the Period from December 6, 2018 (inception) Through September 30, 2019
Redeemable Ordinary Shares
Numerator: Earnings allocable to Redeemable Ordinary Shares
Interest Income	$1,367,922	$—
Net Earnings	$1,367,922	$—
Denominator: Weighted Average Redeemable Ordinary Shares
Redeemable Ordinary Shares, Basic and Diluted	20,000,000	—
Earnings/Basic and Diluted Redeemable Ordinary Shares	$0.07	$—

Non-Redeemable Ordinary Shares
Numerator: Net Loss minus Redeemable Net Earnings
Net Loss	$(12,549,533)	$(15,175)
Redeemable Net Earnings	$(1,367,922)	$—
Non-Redeemable Net Loss	$(13,917,455)	$(15,175)
Denominator: Weighted Average Non-Redeemable Ordinary Shares
Non-Redeemable Ordinary Shares, Basic and Diluted	5,000,000	4,375,000
Loss/Basic and Diluted Non-Redeemable Ordinary Shares	$(2.78)	$(0.00)

Note: As of September 30, 2020 and 2019, basic and diluted shares are the same as there are no securities that are dilutive to the shareholders.

UNION ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Corporation limit of $250,000. At September 30, 2020 and 2019, the Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying financial statements, primarily due to their short-term nature.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 4 — INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 20,000,000 Units, at a purchase price of $10.00 per Unit, which includes the partial exercise by the underwriters of their over-allotment option in the amount of 2,500,000 Units at $10.00 per Unit. Each Unit consists of one ordinary share and one redeemable warrant (“Public Warrant”). Each Public Warrant entitles the holder to purchase one ordinary share at a price of $11.50 per share (see Note 6).

NOTE 5 — RELATED PARTY TRANSACTIONS

Founder Shares

In December 2018, the Company issued an aggregate of 4,312,500 ordinary shares (“Founder Shares”) for an aggregate purchase price of $25,000. In August 2019, the Company effected a share capitalization pursuant to which the Company issued an additional 718,750 ordinary shares. All share and per-share amounts have been retroactively restated to reflect the share capitalization. As a result, there were 5,031,250 shares outstanding, of which an aggregate of up to 656,250 shares were subject to forfeiture by the Initial Shareholders to the extent that the underwriters’ over-allotment was not exercised in full or in part, so that the Initial Shareholders would own 20% of the Company’s issued and outstanding shares after the Initial Public Offering. As a result of the underwriters’ election to partially exercise their over-allotment option, 31,250 Founder Shares were forfeited and 625,000 Founder Shares are no longer subject to forfeiture. Thus, at October 22, 2019, there were 5,000,000 ordinary shares to the Initial Shareholders outstanding.

The Initial Shareholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier of (i) one year after the date of the consummation of a Business Combination and (ii) the date on which the closing price of the Company’s ordinary shares equals or exceeds $12.50 price per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing 150 days after a Business Combination, or earlier if, subsequent to a Business Combination, the Company consummates a subsequent liquidation, merger, share exchange or other similar transaction which results in all of the Company’s shareholders having the right to exchange their ordinary shares for cash, securities or other property.

UNION ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 5 — RELATED PARTY TRANSACTIONS (cont.)

Private Placement

Simultaneously with the closing of the Initial Public Offering, certain of the Initial Shareholders purchased an aggregate of 6,250,000 Private Placement Warrants at a price of $1.00 Per Private Placement Warrant for an aggregate purchase price of $6,250,000. Each Private Placement Warrant is exercisable to purchase one ordinary share at an exercise price of $11.50. The proceeds from the Private Placement Warrants were added to the proceeds from the Initial Public Offering to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds of the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless. There will be no redemption rights or liquidating distributions from the Trust Account with respect to the Private Placement Warrants.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants (i) will not be redeemable by the Company and (ii) may be exercised for cash or on a cashless basis, so long as they are held by the initial purchasers or any of their permitted transferees. If the Private Placement Warrants are held by holders other than the initial purchasers or any of their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by the holders on the same basis as the Public Warrants. In addition, the Private Placement Warrants may not be transferable, assignable or salable until 30 days after the consummation of a Business Combination, subject to certain limited exceptions.

Promissory Note — Related Party

The Company issued an unsecured promissory note to Union Group on December 19, 2018, pursuant to which the Company may borrow up to aggregate principal amount of $200,000 (the “Promissory Note”). The Promissory Note was non-interest bearing and payable on the earlier of (i) December 31, 2019, (ii) the consummation of the Initial Public Offering or (iii) the date on which the Company determined not to proceed with the Initial Public Offering. The outstanding balance as of September 30, 2019 of $175,000 under the Promissory Note was repaid on December 5, 2019.

Support Services

The Company entered into an agreement, commencing on October 17, 2019 through the earlier of the consummation of a Business Combination or the Company’s liquidation, to pay an affiliate of one of the Company’s directors a monthly fee of $10,000 for office space, utilities and administrative support. For the year ended September 30, 2020, the Company incurred $115,000 in fees for these services, of which $115,000 is included in accrued expenses in the accompanying balance sheet as of September 30, 2020.

The Company also pays its Chief Operating Officer a $10,000 per month consulting fee, commencing on October 17, 2019 through the earlier of the consummation of a Business Combination or the Company’s liquidation. For the year ended September 30, 2020, the Company incurred and paid $120,000 in fees for these services. No fees were paid as of September 30, 2019.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Initial Shareholders, the Company’s officers, directors or their affiliates may, but are not obligated to, loan the Company funds, from time to time or at any time, as may be required (“Working Capital Loans”). Each Working Capital Loan would be evidenced by a promissory note. The Working Capital Loans would either be paid upon consummation of a Business Combination,

UNION ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 5 — RELATED PARTY TRANSACTIONS (cont.)

without interest, or, at the holder’s discretion, up to $1,500,000 of the Working Capital Loans may be converted into warrants at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. In the event that a Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from the Trust Account would be used for such repayment. There are no borrowings under the working capital loans to date. As of September 30, 2020 and 2019, no Working Capital Loans were outstanding.

NOTE 6 — COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Registration Rights

Pursuant to a registration rights agreement entered into on October 17, 2019, the holders of the Founder Shares, the Private Placement Warrants (and their underlying securities) and the warrants that may be issued upon conversion of the Working Capital Loans (and their underlying securities) are entitled to registration rights. The holders of a majority of these securities will be entitled to make up to two demands that the Company register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these ordinary shares are to be released from escrow. The holders of a majority of the Private Placement Warrants and warrants issued in payment of Working Capital Loans made to the Company (or underlying securities) can elect to exercise these registration rights at any time after the Company consummates a Business Combination. In addition, the holders will have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option to purchase up to 2,625,000 additional Units to cover over-allotments at the Initial Public Offering price, less the underwriting discounts and commissions. In connection with the closing of the Initial Public Offering on October 22, 2019, the underwriters elected to partially exercise their over-allotment option to purchase 2,500,000 Units at a purchase price of $10.00 per Unit.

Business Combination Marketing Agreement

The Company intends to engage the representative of the underwriters in the Initial Public Offering as an advisor in connection with a Business Combination to assist the Company in holding meetings with its shareholders to discuss the potential Business Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing the Company’s securities in connection with a Business Combination, assist the Company in obtaining shareholder approval for the Business Combination and assist the Company with its press releases and public filings in connection with the Business Combination. The Company will pay this entity an aggregate cash fee for such services upon the consummation of a Business Combination in an amount equal to $4,200,000 (exclusive of any applicable finders’ fees which might become payable).

UNION ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 7 — SHAREHOLDERS’ EQUITY

Preference Shares

The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors. At September 30, 2020 and 2019, there were no preference shares issued or outstanding.

Ordinary Shares

The Company is authorized to issue 150,000,000 ordinary shares, with a par value of $0.0001 per share. Holders of the ordinary shares are entitled to one vote for each ordinary share. At September 30, 2020 and 2019, there were 7,826,894 and 5,031,250 ordinary shares issued and outstanding, excluding 17,173,106 and -0- ordinary shares subject to possible redemption, respectively.

NOTE 8 — WARRANTS

The Public Warrants will become exercisable on the later of (a) the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering. Each Public Warrant entitles the holder to purchase one ordinary share at a price of $11.50 per share. In addition, if (x) the Company issues additional ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of an initial Business Combination at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Company’s Initial Shareholders or their affiliates, without taking into account any founders’ shares held by the Initial Shareholders or their affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described below will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

No Public Warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the ordinary shares issuable upon exercise of the Public Warrants and a current prospectus relating to such ordinary shares. Notwithstanding the foregoing, if a registration statement covering the ordinary shares issuable upon exercise of the Public Warrants is not effective within a specified period following the consummation of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Company may redeem the Public Warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        at any time after the warrants become exercisable;

•        upon not less than 30 days’ prior written notice of redemption;

UNION ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 8 — WARRANTS (cont.)

•        if, and only if, the reported last sale price of the Company’s ordinary shares equals or exceeds $18.00 per share (subject to adjustment) for any 20 trading days within a 30-trading day period ending on the third business day prior to the notice of redemption to the warrant holders; and

•        if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such warrants and a current prospectus relating to those shares is available throughout the 30-day redemption period.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of ordinary shares at a price below its exercise price. The Company has agreed to use its best efforts to have declared effective a prospectus relating to the ordinary shares issuable upon exercise of the warrants and keep such prospectus current until the expiration of the warrants. However, if the Company does not maintain a current prospectus relating to the ordinary shares issuable upon exercise of the warrants, holders will be unable to exercise their warrants for cash and the Company will not be required to net cash settle or cash settle the warrant exercise. There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

NOTE 9 — FAIR VALUE MEASUREMENTS

The Company classifies its U. S. Treasury and equivalent securities as held-to-maturity in accordance with ASC 320 “Investments - Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying balance sheets and adjusted for the amortization or accretion of premiums or discounts.

At September 30, 2020, assets held in the Trust Account were comprised of $46,650 in cash and $201,276,689 in U.S. Treasury Bills.

The gross holding losses and fair value of held-to-maturity securities at September 30, 2020 are presented below.

	Held-To-Maturity	Level	Amortized Cost	Gross Holding Loss	Fair Value
September 30, 2020	U.S. Treasury Securities (Mature on 10/22/2020)	1	$26,298,490	$195	$26,298,685
September 30, 2020	U.S. Treasury Securities (Mature on 10/29/2020)	1	$24,998,590	$(340)	$24,998,250
September 30, 2020	U.S. Treasury Securities (Mature on 11/5/2020)	1	$49,994,033	$1,967	$49,996,000
September 30, 2020	U.S. Treasury Securities (Mature on 11/27/2020)	1	$49,993,862	$(1,362)	$49,992,500
September 30, 2020	U.S. Treasury Securities (Mature on 12/10/2020)	1	$49,991,714	$(714)	$49,991,000
			$201,276,689	$(254)	$201,276,435

UNION ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 9 — FAIR VALUE MEASUREMENTS (cont.)

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:      Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:      Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:      Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table also presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at September 30, 2020 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	Level	September 30, 2020
Assets:
U.S. Treasury Securities	1	$201,276,435

Liabilities
Warrant Liabilities – Public Warrants	1	$15,000,000
Warrant Liabilities – Private Placement Warrants	3	$10,500,000

The Warrants were accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities in the accompanying balance sheet. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within loss on warrant liabilities in the statement of operations.

The Private Placement Warrants were valued using a Black Scholes Model, which is considered to be a Level 3 fair value measurement. The Public Warrants were valued using a Monte Carlo simulation. The primary unobservable input utilized in determining the fair value of the Warrants is the expected volatility of the ordinary shares. The expected volatility was initially derived from observable public warrant pricing on comparable ‘blank-check’ companies without an identified target. The subsequent measurements of the Public Warrants after the detachment of the Public Warrants from the Units was classified as Level 1 due to the use of an observable market quote in an active market. For periods subsequent to the detachment of the Public Warrants from the Units, the close price of the Public Warrant price was used as the fair value as of each relevant date.

UNION ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 9 — FAIR VALUE MEASUREMENTS (cont.)

The following table presents the quantitative information regarding Level 3 fair value measurements:

	At October 22, 2019 (Initial Measurement)	As of September 30, 2020
Unit price	$10.08	$	N/A
Share Price	N/A		$9.93
Term (in years)	5.5		5.5
Volatility	15.6%		23.5%
Risk-free rate	1.61%		0.33%
Dividend yield	0.0%		0.0%

The following table presents the changes in the fair value of Level 3 warrant liabilities:

	Private Placement	Public	Warrant Liabilities
Fair value as of October 1, 2019	$—	$—	$—
Initial measurement on October 22, 2019	7,000,000	6,200,000	13,200,000
Transfers to Level 1	—	(6,200,000)	(6,200,000)
Change in fair value	3,500,000	—	3,500,000
Fair value as of September 30, 2020	$10,500,000	$—	$10,500,000

Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period in which a change in valuation technique or methodology occurs. The estimated fair value of the Public Warrants transferred from a Level 3 measurement to a Level 1 fair value measurement during the year ended September 30, 2020 was $6,200,000.

NOTE 10 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than as described in Note 2 and below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

Procaps Business Combination Agreement

On March 31, 2021, the Company (the “Registrant” or “SPAC”), Crynssen Pharma Group Limited, a private limited liability company registered and incorporated under the laws of Malta (the “Company”), Procaps (“Holdco”) and OZLEM Limited, an exempted company incorporated under the laws of the Cayman Islands (“Merger Sub”) entered into a Business Combination Agreement (the “Business Combination Agreement”).

Pursuant to the Business Combination Agreement, (i) Merger Sub will merge with and into SPAC, with SPAC surviving such merger and becoming a direct wholly-owned subsidiary of Holdco (the “Merger”) and, in the context of the Merger, (a) all ordinary shares of SPAC, par value $0.0001 per share (“SPAC Ordinary Shares”) outstanding will be exchanged with Holdco for the right to receive ordinary shares of Holdco, nominal value $0.01 per share (“Holdco Ordinary Shares”) pursuant to a share capital increase of Holdco, (b) the SPAC Warrants will become warrants of Holdco (“Holdco Warrants”) exercisable for Holdco Ordinary Shares, on substantially the same terms as the SPAC Warrants and (c) Holdco shall enter into an Assignment, Assumption and Amendment Agreement with SPAC and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent, to amend and assume SPAC’s obligations under the existing Warrant Agreement, dated October 17, 2019, to give effect to the conversion of SPAC Warrants to Holdco Warrants; (ii) immediately following consummation of the Merger and pursuant to those certain individual Contribution and Exchange Agreements, each dated as of March 31, 2021, and

UNION ACQUISITION CORP. II
NOTES TO FINANCIAL STATEMENTS

NOTE 10 — SUBSEQUENT EVENTS (cont.)

entered into by and among Holdco, the Company and each of the shareholders of the Company (the “Company Shareholders”) (collectively, the “Exchange Agreements”), each of the Company Shareholders, effective on the Closing Date immediately following the Merger (the “Exchange Effective Time”) will contribute its respective ordinary shares of the Company, nominal value $1.00 per share (“Company Ordinary Shares”) to Holdco in exchange for Holdco Ordinary Shares, and, in the case of the International Finance Corporation (“IFC”), for Holdco Ordinary Shares and redeemable B shares of Holdco (the “Holdco Redeemable B Shares”), to be subscribed for by each such Company Shareholder (such contributions and exchanges of Company Ordinary Shares for Holdco Ordinary Shares and, with respect to IFC, Holdco Ordinary Shares and Holdco Redeemable B Shares, collectively, the “Exchange”) and Holdco will, simultaneously with the Exchange, redeem all redeemable A shares of Holdco (the “Holdco Redeemable A Shares” and together with the Holdco Ordinary Shares and Holdco Redeemable B Shares, the “Holdco Shares”) held by the Company as a result of its incorporation; (iii) as a result of the Exchange, the Company will become a direct wholly-owned subsidiary of Holdco and the Company Shareholders will become holders of issued and outstanding Holdco Shares; and (iv) immediately following the Exchange, Holdco will redeem 6,000,000 Holdco Redeemable B Shares for a total purchase price of $60,000,000 in accordance with that certain Share Redemption Agreement entered into by and between Holdco and IFC on March 31, 2021. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Business Combination Agreement.

The Company has entered into separate subscription agreements (collectively, the “Subscription Agreements”), dated March 31, 2021, with certain investors, pursuant to which SPAC has agreed to issue and sell, in private placements to close contemporaneously with, but immediately prior to, the Merger, an aggregate of 10,000,000 SPAC Ordinary Shares, for a purchase price of $10.00 per SPAC Ordinary Share and an aggregate purchase price of $100,000,000 (the “PIPE Investment”), which will automatically be converted into Holdco Ordinary Shares at the Merger Effective Time. The Subscription Agreements give the investors customary registration and indemnification rights.

Crynssen Pharma Group Limited and subsidiaries (The Group)
Consolidated Financial Statements for the years ended December 31, 2020 and 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Crynssen Pharma Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Crynssen Pharma Group Limited and subsidiaries (the “Company”) as of December 31, 2020 and 2019 and as of January 1, 2019, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows, for the years ended December 31, 2020 and 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019 and as of January 1, 2019, and the results of its operations and its cash flows for the years ended December 31, 2020 and 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.1 to the financial statements, the Company’s current liabilities exceed its current assets and it has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2.1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe th at our audits provide a reasonable basis for our opinion.

Bogota, Colombia
June 21, 2021

We have served as the Company’s auditor since 2013.

Crynssen Pharma Group Limited and subsidiaries (The Group)
Consolidated Statement of Profit or Loss and Other Comprehensive Income
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

		For the year ended December 31
	Notes	2020	2019
Revenue	8	$331,467	$324,792
Cost of sales		(140,153)	(142,294)
Gross profit		191,314	182,498

Sales and marketing expenses		(69,629)	(84,810)
Administrative expenses		(58,631)	(60,257)
Finance expenses	10	(54,489)	(42,983)
Other expenses		(7,716)	(4,426)
Income (loss) before tax		849	(9,978)

Income tax expense	11	(11,296)	(7,035)
Loss for the year		$(10,447)	$(17,013)

Loss for the year attributable to:
Owners of the Company		(10,447)	(17,008)
Non-controlling interests		—	(5)

The accompanying notes are an integral part of these consolidated financial statements.

Crynssen Pharma Group Limited and subsidiaries (The Group)
Consolidated Statement of Profit or Loss and Other Comprehensive Income
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

	For the year ended December 31
	2020	2019
Loss for the year	$(10,447)	$(17,013)

Other comprehensive income/(loss)
Items that will not be reclassified to profit or loss:
Remeasurement of net defined benefit liability	(47)	122
Income tax relating to items that will not be reclassified subsequently to profit or loss	16	(43)

Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(637)	584
Other comprehensive income/(loss) for the year, net of tax	(668)	663
Total comprehensive loss for the year	$(11,115)	$(16,350)

Total comprehensive loss for the year attributable to:
Owners of the Company	(11,546)	(16,299)
Non-controlling interests	431	(51)

Earnings per share:
Basic, loss for the period attributable to ordinary equity holders of the Company(1)	(3.60)	(5.86)

____________

(1)      The Group reports net earnings per share in accordance with IAS 33 — Earnings Per Share. Basic loss per share is calculated by dividing the loss attributable to ordinary equity holders of the Group by the weighted average number of ordinary shares outstanding during the period. No dilutive effect has been identified for both 2020 and 2019. The weighted average number of ordinary shares used as the denominator in calculating basic earnings per share is 2.904.145 as of December 2020 and 2019.

The accompanying notes are an integral part of these consolidated financial statements.

Crynssen Pharma Group Limited and subsidiaries (The Group)
Consolidated Statement of Financial Position
As of December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

		As of December 31		As of January 1 2019
	Notes	2020	2019
Assets
Non-current assets
Property, plant and equipment, net	14	70,335	74,915	69,878
Right-of-use assets	15	43,195	38,296	39,379
Goodwill	12	6,863	7,020	7,031
Intangible assets	13	27,583	23,201	19,815
Investments in joint ventures	16	2,460	1,390	882
Other financial assets		761	1,131	1,888
Deferred tax assets	20	21,769	16,215	7,396
Other assets		1,870	3,111	1,749
Total non-current assets		$174,836	$165,279	$148,018
Cash		4,229	2,042	2,844
Trade and other receivables, net	18	96,493	96,466	102,777
Inventories, net	17	64,284	65,002	63,683
Amounts owed by related parties	26	2,562	2,144	1,938
Current tax assets	11	16,774	6,697	5,650
Other current assets		360	98	45
Total current assets		$184,702	$172,449	$176,937
Total assets		$359,538	$337,728	$324,955

Liabilities and Stockholders’ Equity (Deficit)
Equity (Deficit)
Share capital	23	2,001	2,001	2,493
Share premium		54,412	54,412	120,151
Reserves	23	39,897	28,681	28,322
Accumulated deficit		(327,344)	(305,634)	(254,617)
Accumulated other comprehensive loss		(24,421)	(23,753)	(24,416)
Equity (deficit) attributable to owners of the company		$(255,455)	$(244,293)	$(128,067)
Non-controlling interest		777	346	397
Total equity (deficit)		$(254,678)	$(243,947)	$(127,670)

Borrowings	19	339,738	320,462	209,140
Amounts owed to related parties	26	12,163	—	11,515
Deferred tax liabilities	20	18,890	7,659	—
Other liabilities		3,797	5,077	5,011
Total non-current liabilities		$374,588	$333,198	$225,666
Borrowings	19	102,621	90,157	88,571
Trade and other payables, net	21	106,275	114,426	102,087
Amounts owed to related parties	26	8,459	25,091	17,857
Current tax liabilities	11	9,393	7,542	7,657
Provisions	22	1,829	2,276	2,379
Other liabilities		11,051	8,985	8,408
Total current liabilities		$239,628	$248,477	$226,959
Total liabilities and stockholders’ equity (deficit)		$359,538	$337,728	$324,955

The accompanying notes are an integral part of these consolidated financial statements.

Crynssen Pharma Group Limited and subsidiaries (The Group)
Consolidated Statement of Changes in Equity
As of December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

	Attributable to equity holders of the Group						Non- controlling interest	Total equity (deficit)
	Issued Capital	Share premium	Reserves(1)	Accumulated deficit	Other Comprehensive Income	Total
Balance as of January 1, 2019	$2,493	$120,151	$28,322	$(254,617)	$(24,416)	$(128,067)	$397	$(127,670)
Loss for the year	—	—	—	(17,008)	—	(17,008)	(5)	(17,013)
Transfer reserves	—	—	359	(359)	—	—	—	—
Other comprehensive income	—	—	—	—	709	709	(46)	663
Non-controlling interest	—	—	—	—	(46)	(46)	—	(46)
Issuance of put option with Hoche	(492)	(65,739)	—	(33,385)	—	(99,616)	—	(99,616)
Other	—	—	—	(265)	—	(265)	—	(265)
Balance as of December 31, 2019	$2,001	$54,412	$28,681	$(305,634)	$(23,753)	$(244,293)	$346	$(243,947)
Loss for the year	—	—	—	(10,447)	—	(10,447)	—	(10,447)
Transfer reserves	—	—	11,216	(11,216)	—	—	—	—
Other comprehensive income	—	—	—	—	(1,099)	(1,099)	431	(668)
Non-controlling interest	—	—	—	—	431	431	—	431
Other	—	—	—	(47)	—	(47)	—	(47)
Balance as of December 31, 2020	$2,001	$54,412	$39,897	$(327,344)	$(24,421)	$(255,455)	$777	$(254,678)

____________

(1)      Includes the appropriate values from net income to comply with legal provisions related to asset protection according to applicable jurisdictions with cumulative earnings.

The accompanying notes are an integral part of these consolidated financial statements.

Crynssen Pharma Group Limited and subsidiaries (The Group)
Consolidated Statement of Cash Flows
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

		For the year ended December 31
	Notes	2020	2019
Operating activities
Loss for the year		$(10,447)	$(17,013)
Adjustments to reconcile net loss with net cash from operating activities:
Depreciation of property, plant and equipment	14	5,900	6,773
Depreciation of right-of-use	15	4,598	5,133
Amortization of intangibles	13	5,979	4,560
Income tax expense	11	11,296	7,035
Finance expenses	10	54,489	42,983
Share of result of joint ventures		(806)	(240)
Net (gain)/loss on sale of property, plant and equipment	14	134	115
Net (gain)/loss on sale or disposal of intangibles	13	161	(7,157)
Inventory provision	17	1,616	514
Provision for bad debt		(1,915)	(430)
Provision	22	761	12
Cash flow from operating activities before changes in working capital		71,766	42,285

(Increase)/decrease in operating assets and liabilities:
Trade and other receivables		1,889	6,741
Amounts owed by related parties		(613)	(249)
Inventories		(898)	(1,713)
Current tax assets		(10,077)	(1,047)
Other current assets		(9,635)	(9,826)
Trade and other payables		(8,149)	12,126
Amounts owed to related parties		1,354	247
Current tax liabilities		7,499	(2,147)
Other liabilities		12,014	10,305
Provisions	22	(821)	(38)
Other financial assets		370	757
Other assets		1,256	(1,354)
Cash generated from operations		65,955	56,076

Income tax paid		(13,140)	(6,100)

Cash flow from operating activities		$52,815	$49,976

Investing activities
Acquisition of property, plant and equipment	14	(7,699)	(11,802)
Proceeds from sale of property, plant and equipment		632	276
Acquisition of intangibles	13	(10,219)	(7,896)
Proceeds from sale of intangible assets		—	7,310

Cash flow used in investing activities		$(17,286)	$(12,112)

Crynssen Pharma Group Limited and subsidiaries (The Group)
Consolidated Statement of Cash Flows — (Continued)
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

		For the year ended December 31
	Notes	2020	2019
Financing activities
Proceeds from borrowings	19	106,736	96,392
Payments on borrowings	19	(106,375)	(101,961)
Advances to related parties	26	—	(289)
Proceeds from related parties	26	195	332
Advances from related parties	26	32	—
Payments to related parties	26	(5,856)	(4,570)
Interest paid on borrowings	19	(16,941)	(18,500)

Cash flow generated used in financing activities		$(22,209)	$(28,596)

Net increase/(decrease) in cash		13,320	9,268
Cash less bank overdrafts at beginning of the year/period		2,042	2,844
Effect of exchange rate fluctuations		(11,133)	(10,070)
Cash less bank overdrafts at end of the year/period		$4,229	$2,042

Non-cash financing and investing activities(1)		$7,540	$104,951

____________

(1)      Non-cash financing and investing activities include acquisition of right-of-use assets $7,540 (2019: 5,335). As of December 31, 2019, it also include the issuance of put option agreements for $99,616.

The accompanying notes are an integral part of these consolidated financial statements.

Crynssen Pharma Group Limited and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 1. General Company Information

Crynssen Pharma Group Limited is a private limited liability company registered in Malta under company registration number C59671, and its registered address is C1 Midland Micro Enterprise Park, Burmarrad Road, Naxxar NXR 6345. On September 19, 2019, Unimed Pharmaceuticals Limited changed its name to Crynssen Pharma Group Limited (“the Company”). The Company’s shareholders are: Caoton Company S.A. as trustees of Sognatore Trust, Commonwealth Trust Company as trustees of Deseja Trust, Commonwealth Trust Company as trustees of Simphony Trust, Hoche Partners Pharma Holding S.A. and International Finance Corporation.

The Company and its subsidiaries (“the Group”) primarily engages in developing, producing and marketing pharmaceutical solutions. Further information about the Group’s business activities, reportable segments and related party relationships of the Group is included in Note 8. Revenue, Note 9. Segment reporting and Note 26. Related party transactions, respectively.

The Group’s principal subsidiaries as of December 31, 2020 and 2019 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.

Name of entity	Place of business/country of incorporation	Ownership interests held by:				Principal activities
		The Group		Non-controlling interests
		2020	2019	2020	2019
Procaps S.A.	Colombia	100%	100%	0%	0%
C.I. Procaps S.A.	Colombia	100%	100%	0%	0%
Laboratorios Lopez S.A. de C.V.	El Salvador	100%	100%	0%	0%	Manufacturing and distribution of prescription and over-the-counter pharmaceutical products.
Softcaps – Colbras	Brazil	100%	100%	0%	0%
Diabetrics Healthcare S.A.S.	Colombia	100%	100%	0%	0%	Diabetes solutions and chronic disease management tool.

There are no significant restrictions on the ability of the Group to access or use assets and settle liabilities.

Emerging Growth Company Status

Upon execution of the public equity offering, the Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The Company will remain an emerging growth company until the earliest of:

•        the last day of the first fiscal year (a) following the fifth anniversary of a public equity offering, (b) in which its annual gross revenue totals at least $1.07 billion or (c) when the Company is deemed to be a large accelerated filer, which means the market value of the Company’s ordinary shares held by non-affiliates exceeds $700.0 million as of the prior June 30th and

•        the date on which the Company has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Crynssen Pharma Group Limited and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 1. General Company Information (cont.)

The consolidated financial statements of the Company for the years ended December 31, 2020 and 2019 comprise the Group and its interest in joint ventures, investments and operations. The Group prepares and publishes its consolidated financial statements in United States Dollars (“USD”), and the numbers are rounded to the thousands of USD unless otherwise stated. Foreign operations are included in accordance with the policies set out in Note 2.2. Functional and reporting currency.

The consolidated financial statements were authorized for issue by the Board of Directors and the Group’s Management on June 18, 2021.

Note 2. Basis of preparation and accounting

The consolidated financial statements of the Group as of December 31, 2020 and 2019 and have been prepared on a going concern basis in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”).

The Group adopted IFRS for the first time for the year ended December 31, 2020; as such, IFRS 1 First-Time Adoption of International Financial Reporting Standards has been applied. Refer to Note 7. First-time adoption of IFRS for the policies set out due to the first-time adoption of IFRS.

The consolidated financial statements consist of the consolidated statement of profit or loss and other comprehensive income, consolidated statement of financial position, consolidated statement of changes in equity and consolidated statement of cash flows and have been prepared under a historical cost basis, except for certain financial instruments that have been measured at fair value.

The Group opted to present a single consolidated statement of profit or loss and other comprehensive income, combining the presentation of profit or loss, including an operating profit line item, and comprehensive income in the same statement. Due to the activities of the Group, costs and expenses presented in the consolidated statement of profit or loss and other comprehensive income were classified according to their function.

The consolidated statement of financial position has been prepared on the nature of the transactions, distinguishing: (a) current assets from non-current assets, where current assets are intended as the assets that should be realized, sold or used during the normal operating cycle, or the assets owned with the aim of being sold in the short term (within 12 months); (b) current liabilities from non-current liabilities, where current liabilities are intended as the liabilities that should be paid during the normal operating cycle, or over the 12-month period subsequent to the reporting date.

The consolidated statement of cash flows has been prepared using the indirect method.

The consolidated financial statements are presented in USD (the Group’s presentation currency) and all amounts are rounded to the nearest thousands of USD, unless otherwise stated. They also present comparative information in respect to the previous period, 2019. Foreign operations are included in accordance with the policies set out in Note 2.2. Functional and reporting currency.

The accounting policies set out in Note 3. Summary of significant accounting policies have been applied in preparing the consolidated financial statements for the year ended December 31, 2020, the comparative information presented for the year ended December 31, 2019 and in the opening IFRS consolidated statement of financial position as of January 1, 2019 (the Group’s date of transition).

The Group has applied accounting judgments, estimates and significant accounting assumptions described in Note 4. Critical accounting judgements and key sources of estimation uncertainty in preparing the consolidated financial statements.

Crynssen Pharma Group Limited and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 2. Basis of preparation and accounting (cont.)

Note 2.1. Going concern

Management has identified certain conditions and events as of December 31, 2020 that considered in the aggregate, raise a substantial doubt about the Group’s ability to continue as a going concern including an accumulated deficit of $327,344 (2019: $305,634). The Group also had a working capital (defined as total current assets less total current liabilities) deficit of $54,926 (2019: $76,028).In addition, for the year ended December 31, 2020, the Group incurred a loss of $10,447 (2019: $17,013).

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities that might be necessary if the Group is unable to continue as a going concern. The Group presumes that it will, for the foreseeable future, be able to realize its assets and discharge its liabilities in the normal course of business.

The following matters have been considered by management in determining the appropriateness of the going concern basis of preparation of the accompanying consolidated financial statements:

Capital Risk Management

For the year ended December 31, 2020, the Group incurred a loss of $10,447 (2019: $17,013) and generated $52,815 of cash in operating activities (2019: $49,976) after changes in working capital.

The Group maintains current short and long-term financing lines, which, together with the expected internal generation of funds through operations, will allow it to finance its growth and its need for working capital. For the years 2019 and 2020, the Group has been generating cash inflows from operating activities and projects to increase the amount of operating cash flows during 2021 and 2022. The continued generation of operating cash flows is associated with the Group’s projection of revenue growth and cost control. In addition, the Group has obtained new incremental lines of credit with several banks which is to be used primarily to fund working capital and capital expenditures.

Management has evaluated its capital position and its ability to continue normal course of business for the foreseeable future and is able to successfully emerge as a result of sufficient projected cash flows and net profits for the next twelve months, and based on projections, the Group’s capital will increase.

Financing

The Group had $4,229 of cash as at December 31, 2020. The Group, by managing yearly renewals of its credit limits, has once again used the limits made available each year when servicing its debt, and in turn, leveraged on its financial results to obtain new incremental lines of credit. As of December 31, 2020, the Group is currently negotiating a collaborative agreement with strategic partners in which the Group will access capital through a public equity offering in order to provide the capital needed to keep the Company liquid and able to fulfill its short-term obligations. Refer to Note 25. Events after the reporting period for further details.

Together with cash flows from operating activities, available debt financing arrangements and financial support from potential shareholders as a result of the Group entering the capital market in 2021, the Group will be able to meet anticipated cash needs for working capital, capital expenditures and general and administrative expenses for at least the next twelve months.

COVID-19 impact

The ongoing impact of the COVID-19 coronavirus pandemic continues to pressure economic conditions and retain economic uncertainty. However, with the significant growth of consumer spending on COVID-19-related products, such as antibiotics, pain relievers and personal protective equipment (“PPE”), the operational generation of funds for the Group is considered favorable in 2020 and 2021. During the second half of 2020, the Group’s results of

Crynssen Pharma Group Limited and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 2. Basis of preparation and accounting (cont.)

operations reflect continued recovery from COVID-19 with sales coming back to pre-pandemic level. Management will continue to monitor operations during 2020 and 2021 but does not expect any further adverse effect from COVID-19 on the Group’s existing operating and cash flow forecast as the economy and demand of the Company’s products in its main geographies has stabilized if not to be improved. Refer to Note 9. Segment reporting for further details on the Group’s geographical locations and its financial results for 2020.

Given this outlook, management has concluded that it is appropriate to prepare these consolidated financial statements on the going concern basis.

Note 2.2. Functional and reporting currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in US Dollars (USD), which is Crynssen Pharma Group Limited’s functional and presentation currency.

Note 2.3. Basis of consolidation

The subsidiaries are fully consolidated from the date on which control is transferred to the Company. Consolidation ceases from the date on which control ends.

All financial results are consolidated with similar items on a line-by-line basis. If necessary, adjustments are made to the financial statements of the consolidated companies in order to adapt their accounting policies to those used by the Group.

All transactions, balances, revenues and related expenses between the consolidated companies are eliminated.

Note 3. Summary of significant accounting policies

Note 3.1. Goodwill

Goodwill arising from the acquisition of a business is recorded at cost at the acquisition date, less accumulated impairment losses, if any.

Goodwill is stated at cost and not amortized but is tested for impairment on an annual basis and whenever there is an indicator that the cash-generating unit to which goodwill has been allocated may be impaired.

3.1.1 Goodwill impairment

Goodwill is tested for impairment annually at the cash-generating unit level, which is the level at which the assets generate largely independent cash inflows and are monitored for internal management purposes. An impairment loss is recognized whenever the carrying amount of an asset or the related cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the consolidated statements of profit or loss.

Impairment losses recognized for cash-generating units first reduce allocated goodwill and then the carrying amounts of the other assets in the unit on a pro rata basis.

Refer to Note 12. Goodwill and Note 4. Critical accounting judgements and key sources of estimation uncertainty for further information on the goodwill exposure and estimates applied, respectively.

Crynssen Pharma Group Limited and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 3. Summary of significant accounting policies (cont.)

Note 3.2. Transactions in foreign currency

When preparing the financial statements of the individual underlying entities of the Group, transactions in a currency other than the functional currency of the entity (“foreign currency”) are recorded using the exchange rates in effect on the transaction date. At the end of each reporting period, monetary items denominated in a foreign currency are reconverted at the exchange rates prevailing at that date. Non-monetary items calculated in terms of historical cost, in foreign currency, have not been reconverted.

For purposes of presenting the consolidated financial statements, the assets and liabilities of the Group’s foreign currency transactions are expressed in USD, using the exchange rates prevailing at the end of the respective reporting period. Revenues and expenses are translated at the average exchange rates for the respective period. The exchange differences that arise, if applicable, are recognized through other comprehensive income and are accumulated in equity (attributed to the non-controlling interests when appropriate).

Note 3.3. Leases — Right-of-use assets & lease liabilities

The Group assesses whether a contract is or contains a lease at inception of a contract. The Group recognizes a right-of-use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (defined as assets with a value less than $5,000). For these leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease, and payments for these leases are presented in the combined statements of cash flows from operating activities.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement date and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses. The right-of-use assets are depreciated starting at the commencement date over the shorter period of useful life of the underlying asset and lease term.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the interest rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate specific to the country, term and currency of the contract. In addition, the Group considers its recent indebtedness as well as publicly available data for instruments with similar characteristics when calculating the incremental borrowing rates.

Lease payments include fixed payments, less any lease incentives, variable lease payments that depend on an index or a rate known at the commencement date, and purchase options or extension option payments if the Group is reasonably certain to exercise these options. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability and right-of-use asset and are recognized as an expense in the combined income statements in the year/period in which the event or condition that triggers those payments occurs.

A lease liability is remeasured upon a change in the lease term, changes in an index or rate used to determine the lease payments or reassessment of exercise of a purchase option. The corresponding adjustment is made to the related right-of-use asset.

The lease liability is presented in the ‘Borrowings’ line and the right-of-use assets are presented in a single line in the consolidated balance sheet. In addition, the principal portion of the lease payments is presented within financial activities and the interest component is presented within operating activities in the consolidated statements of cash flows.

Crynssen Pharma Group Limited and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 3. Summary of significant accounting policies (cont.)

Note 3.4. Financial Instruments

Financial assets and liabilities are recognized when an entity of the Group becomes party to the contractual provisions of an instrument.

Financial assets and liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and liabilities (other than those designated at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or liabilities, when appropriate, at initial recognition. Transaction costs directly attributable to the acquisition of financial assets or liabilities designated at fair value through profit or loss are recognized immediately through profit or loss.

The Company has not designated any financial instruments at fair value through profit or loss

3.4.1 Classification of financial assets

If and when applicable the Company follows the framework and requirements outlined in IFRS 9 to classify financial assets based on whether:

•        The financial asset is held within a business model whose objective is to collect contractual cash flows or whose objective is achieved through the collection of contractual cash flows and the sale of financial assets ; and

•        The contractual terms give rise to cash flows that are only payments of principal and interest.

By default, all other financial assets are subsequently measured at fair value through profit or loss.

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are generally due for settlement within 30 days and are therefore all classified as current. Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components, when they are recognized at fair value. The Group holds the trade receivables with the objective of collecting the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method.

3.4.2 Gains and losses in foreign currency

Trade receivables denominated in a currency other than the subsidiaries’ functional currency is determined in that foreign currency and converted to the subsidiaries’ functional currency at the end of each reporting period using the then prevailing spot rate. Exchange differences are recognized through profit or loss and are classified within other expenses. Exchange differences classified within other expenses amount to $(3,905) (2019: $(1,827)).

3.4.3 Impairment of financial assets

The Group recognizes a provision for expected credit losses on trade and other receivables.

The Group applies the ‘simplified’ approach as required by IFRS 9 since generally the Group’s trade receivables do not include a significant financing component. The Group therefore recognizes the lifetime expected credit losses over the life of the trade and other receivables.

Other receivables are generally assess individually and a lifetime expected credit loss is estimated based on the receivable and debtor specific facts and circumstances.

Crynssen Pharma Group Limited and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 3. Summary of significant accounting policies (cont.)

3.4.4 Definition of default

The Group considers that an event of default has occurred when more than 50% of the customers trade receivable balance is more than 90 days overdue, unless there is reasonable and supportable information to demonstrate that such default is not in existence.

3.4.5 Impaired trade receivables

A financial asset has been impaired when one or more events have occurred that have a negative impact on the estimated future cash flows of the trade receivable. The evidence of credit impairment includes observable data on the following events:

•        significant financial difficulty of the customer;

•        customer enters into or is likely to enter into bankruptcy;

•        a breach of contract, such as an expired event;

•        for economic or contractual reasons one or more concessions have been granted..

3.4.6 Measurement of impairment

The expected credit losses on trade receivables are estimated using a methodology where a probability of default is estimated based on historical information, adjusted for current and forecasted economic conditions, if applicable. If applicable and significant, the Group may adjust the provision based on a probability weighing of various scenarios and factor in the time value of money. As of the reporting dates presented, the Group has not deemed this to be significant.t:

•        Probability of default (‘PD’): The PD is derived by analyzing a rolling dataset of twenty-four months in which trade receivables are tracked and analyzed as they move through the aging buckets.

•        Loss given default: The Group typically defines the loss given default to be one hundred percent.

•        Exposure at default: The trade receivable balance as of the reporting date, net of advances and credit notes.

The Group estimates the probability of default at the pool level and then applies such pool level PD to the trade receivables within that pool. The Group generally defines each pool within its main subsidiaries as:

•        Domestic

•        Export

•        Government

•        Related parties

The Group recognizes an impairment loss or gain in the aggregate for all trade receivables as a provision with corresponding amount recognized in Administrative expenses.

The Group writes-off individual trade receivables when uncollected when they become 365 days past due.

3.4.7 Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the asset’s cash flows expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. If the Group does not transfer or retain substantially all risks and rewards of ownership and continues to control

Crynssen Pharma Group Limited and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 3. Summary of significant accounting policies (cont.)

the transferred asset, the Group recognizes its interest retained in the asset and an associated liability for the amounts to be paid. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a loan secured by the revenue received.

Upon derecognition of a financial asset measured at amortized cost, the difference between the carrying amount of the asset and the sum of the consideration received and receivable is recognized through profit or loss.

The Group also derecognizes a financial asset when there is information which indicates that the counterparty is in serious financial difficulty and there is no realistic prospect of recovery. The derecognized financial assets may still be subject to compliance activities in accordance with the Group’s recovery procedures, taking into account legal advice when appropriate. Any recovery is recognized through profit or loss.

Note 3.5. Inventories, net

Inventories are presented at the lower of acquisition cost or net realizable value. Cost is determined by the weighted average method. The net realizable value represents the estimated sale price less all the estimated termination and selling costs. The cost of finished products and products in progress includes the costs of raw materials, direct labor, other direct costs and the respective direct production expenses (based on normal operating capacity), excluding borrowing costs. Inventories are presented net of the allowances for obsolescence and, in consolidation, net of eliminations of unrealized profit on inventories.

Note 3.6. Property, plant and equipment, net

Property, plant and equipment assets are measured at historical cost less accumulated depreciation and any impairment loss, except for those acquired in a business combination, which are then recorded at fair value; assets under construction and land are not depreciated. The cost of the property, plant and equipment is the fair value of the consideration initially provided to acquire or construct the item and prepare it for use. It also includes subsequent costs incurred for repair and maintenance, which are expensed in the consolidated statements of comprehensive income. However, these costs can be capitalized if they extend the useful life of the asset. Depreciation begins when the assets are ready for use.

Property, plant and equipment is depreciated based on the straight-line method over estimated useful lives.

An item of property, plant and equipment will be derecognized upon disposal or when future economic benefits from the continued use of the asset are no longer expected. The gain or loss arising from the derecognition is measured as the difference between the gain on sale and the carrying amount of the asset and is recognized through profit or loss.

The useful lives of property, plant and equipment are:

Buildings	20 – 40 years
Machinery and equipment	10 – 20 years
Furniture and fixtures	2 – 10 years
Other equipment	2 – 5 years

Note 3.7. Intangible assets

3.7.1 Intangible assets generated internally

Disbursements originated by research activities are recognized as an expense in the period in which they are incurred.

Crynssen Pharma Group Limited and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 3. Summary of significant accounting policies (cont.)

An intangible asset generated internally as a result of development activities (or the development phase of an internal project) is recognized if, and only if, the following conditions are met:

•        It is commercially and technically feasible to complete the production of the intangible asset so that it can be available for use or sale;

•        Management intends to complete the intangible asset in question in order to use or sell it or can demonstrate the way in which the intangible asset will likely generate future economic benefits;

•        Adequate technical, financial or other resources are available to complete the development and to use or sell the intangible asset; and

•        The Group is able to reliably measure the disbursement attributable to the intangible asset during its development.

The expenses incurred in developing new pharmaceutical technologies, combination of active ingredients and formulation improvements, meet the conditions of the previous paragraph, usually from the beginning of pilot batches (completion of the experimental batch stage), at which point management considers that achieving regulatory approval (sanitary registration) is a legal formality.

The amount initially recognized for an internally generated intangible asset will be the sum of the disbursements incurred once the element meets the recognition conditions. When an internally generated intangible asset cannot be recognized, development disbursements are charged through profit or loss in the period in which they are incurred.

Subsequent to initial recognition, an internally generated intangible asset will be accounted for at cost less accumulated amortization and the accumulated amount of impairment losses, on the same basis as intangible assets that are acquired separately.

3.7.2 Disposal of intangible assets

An intangible asset is written off at the time of its disposal, or when future economic benefits of its use or disposal are not expected. Gains or losses arising from the write-off of an intangible asset, measured as the difference between the net proceeds from the sale and the carrying amount of the asset, are recognized through profit or loss when the asset is written off.

3.7.3 Impairment of definite-lived tangible and intangible assets and intangibles not yet available for use, and other assets

At the end of each reporting period, the Group evaluates the carrying amounts of its definite-lived tangible and intangible assets and those intangibles not yet available for use in order to identify any indication that these assets have been impaired. In such a case, the recoverable amount of the asset is calculated in order to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, the Group calculates the recoverable amount of the cash generating unit to which the asset belongs. When a reasonable and consistent basis of distribution is identified, the common assets are also allocated to the individual cash generating units or distributed to the smallest group of cash generating units for which a reasonable and consistent distribution base can be identified.

The recoverable amount is the higher of the fair value less disposal costs and the value in use. When estimating the value in use, the estimated future cash flows are discounted to the present value, using a pre-tax discount rate that reflects the current market valuations with respect to the time value of money and the specific risks for the asset for which the future cash flow estimates have not been adjusted.

Crynssen Pharma Group Limited and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 3. Summary of significant accounting policies (cont.)

If the recoverable amount of an asset (or cash-generating unit) calculated is less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognized immediately through profit or loss. If an impairment loss is subsequently reversed, the carrying amount of the asset (or cash-generating unit) increases to the revised estimated value of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been calculated if the impairment loss had not been recognized for said asset (or cash-generating unit) in previous years. The reversal of an impairment loss is automatically recognized through profit or loss.

3.7.4 Amortization of internally generated intangibles

Internally generated intangible assets such as licenses, bioequivalence studies, new platforms, tablet improvements, combinations and concentrations, and soft gel capsule improvements, among others, are of finite useful lives and their amortization period will begin only when the following two milestones are met:

•        The pre-industrial batch is completed with satisfactory results.

•        The regulatory body (Invima) approves the corresponding sanitary registration.

When these milestones are met, the capitalized developments will have met the necessary conditions to generate economic benefits in accordance with management’s expectations, so the amortization of the assets begins using the straight-line method through profit or loss during the minimum projected time of generated economic benefits.

The amortization will also cease at the earliest of either the date when the asset is classified as held for sale or the date when the asset is derecognized.

3.7.5 Useful lives of intangibles

The following useful lives are used to calculate amortization:

Trademarks and sanitary records	3 – 20 years
Licenses, customers and agreements	3 – 10 years
Product development	3 years

Note 3.8. Financial liabilities and equity instruments

3.8.1 Classification as debt or equity

Debt and equity instruments are classified as financial liabilities or equity in accordance with the substance of the contractual agreement and definitions of financial liability and equity instrument.

3.8.2 Equity instruments

An equity instrument consists of any contract that evidences a residual interest in the assets of an entity, after deducting all of its liabilities. Equity instruments issued by a Group entity are recognized for income received, net of direct issue costs.

The repurchase of equity instruments of the Group is recognized and deducted directly in equity. No gain or loss is recognized through profit or loss, arising from the purchase, sale, issue or cancellation of the equity instruments of the Group.

3.8.3 Financial liabilities

Financial liabilities are classified at their inception at fair value through profit or loss or at amortized cost, using the effective interest amortization method.

Crynssen Pharma Group Limited and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 3. Summary of significant accounting policies (cont.)

Note 3.9. Trade and other payables, net

Trade and other payables are recognized when the Group has a legal or a constructive obligation, as a result of a past event, and it is probable that there may be an outflow of resources embodying economic benefits to settle the obligation and the obligation can be measured reliably. These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The average credit period for purchases is between 90 and 180 days, including cases in which the invoices have been assigned. Other payables correspond mainly to employment obligations and provisions.

Trade payables assigned by the supplier

The Group checks that invoices assigned by suppliers to third parties, including entities engaged in this type of transaction, that are pending payment are registered as trade payables, provided that the assignment is contractually initiated and decided by the supplier, it does not extend the period in which the Company regularly pays the supplier, the amount of the invoices is not modified, and there are no charges in this regard by third parties. These criteria have been assessed by the Company as part of the normal purchasing cycle for goods and services.

Note 3.10. Taxes

Income tax expense represents the sum of current income tax payable and deferred tax.

3.10.1 Current tax

Current tax is based on the taxable income registered during the year. The taxable income differs from the income reported in the consolidated statement of profit or loss and other comprehensive income, due to the items of income or expenses that are taxable or deductible in other years and items that are never taxable or deductible. The liabilities of the Group for current tax purposes are calculated using the tax rates enacted or substantially approved at the end of the respective reporting period.

3.10.2 Deferred tax

Deferred tax is recognized on temporary differences between the carrying amount of the assets and liabilities included in the consolidated financial statements and the corresponding tax basis used to determine the taxable income. The deferred tax liability is generally recognized for all temporary tax differences. A deferred tax asset will be recognized, as a result of all deductible temporary differences, to the extent that it is likely that each entity will have future taxable income against which to charge those deductible temporary differences. These assets and liabilities are not recognized if the temporary differences arise from the initial recognition (rather than through a business combination) of other assets and liabilities in an operation that does not affect the taxable income or the accounting income. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

A deferred liability should be recognized for taxable temporary differences associated with investments in subsidiaries and joint ventures, and interests in joint ventures, except for those in which the Group is able to control the reversal of the temporary difference and when there is a possibility that it cannot be reversed in the near future. Deferred tax assets arising from the deductible temporary differences associated with such investments and participation are only recognized to the extent that it is likely that each entity will have future taxable profits against which to charge those temporary differences and when there is the possibility that these can be reversed in the near future.

The carrying amount of a deferred tax asset must be reviewed at the end of each reporting period and reduced, to the extent that it is likely that it will not have sufficient taxable income in the future to allow all or part of the asset to be recovered.

Crynssen Pharma Group Limited and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 3. Summary of significant accounting policies (cont.)

Deferred tax assets and liabilities should be measured using the tax rates expected to be applied in the period in which the asset is realized or the liability is settled, based on the rates (and tax laws) enacted or substantively enacted at the end of the respective reporting period.

The measurement of deferred tax liabilities and deferred tax assets will reflect the tax consequences that would arise based on each Group company’s expectations, at the end of the reporting period, to recover or settle the carrying amount of their assets and liabilities.

3.10.3 Current and deferred taxes

Current and deferred taxes should be recognized through profit or loss, except when they relate to items listed in other comprehensive income or directly in equity, in which case the current or deferred tax is also recognized though other comprehensive income or directly in the equity, respectively. In cases of business combinations, when the current tax or deferred tax arises from the initial accounting of the business combination, the tax effect is considered within the accounting of the business combination.

Note 3.11. Provisions

Provisions are recognized when (i) the Group has a present legal or constructive obligation as a result of past events, (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (iii) a reliable estimate of the amount of the obligation can be made. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

3.11.1 Disputes and litigation

A provision for disputes and litigation is recognized when it is more likely than not that the Group will be required to make future payments as a result of past events, such items may include but are not limited to claims, lawsuits and actions relating to employment related disputes and claims from tax authorities.

Note 3.12. Employee benefits

Note 3.12.1. Retirement and termination benefit costs

Payments to defined contribution retirement benefit plans are recognized as an expense when employees has rendered service entitling them to the contributions. Payments made to state-managed retirement benefit plans are accounted for as payments to defined contribution plans where the Group’s obligations under the plans are equivalent to those arising in a defined contribution retirement benefit plan.

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each annual reporting period. Remeasurements for actuarial gains and losses are recognized immediately in the consolidated statement of financial position with a charge or credit to other comprehensive income in the period in which they occur. Remeasurements recognized in other comprehensive income are not reclassified. Past service cost is recognized in profit or loss when the plan amendment or curtailment occurs or when the Group recognizes related restructuring costs or termination benefits, if earlier. Gains or losses on settlement of a defined benefit plan are recognized when the settlement occurs. Net interest is calculated by applying a discount rate to the net defined benefit liability.

Defined benefit costs are split into three categories:

•        service cost, which includes current service cost, past service cost and gains and losses on curtailments and settlements;

Crynssen Pharma Group Limited and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 3. Summary of significant accounting policies (cont.)

•        net interest expense; and

•        remeasurements.

The retirement benefit obligation recognized in the consolidated statement of financial position represents the deficit or surplus in the Group’s defined benefit plans. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

A liability for a termination benefit is recognized at the earlier of when the Group can no longer withdraw the offer of the termination benefit and when the Group recognizes any related restructuring costs.

Discretionary contributions made by employees or third parties reduce service cost upon payment of these contributions to the plan.

The Group recognized a net interest expense within finance costs as of December 31, 2020 of $60 (2019: $47) while remeasurements of the calculations are reflected in the Statement of Other Comprehensive Income. Remeasurements of the calculations represented a decrease of $169 (increase 2019: $373).

3.12.2. Short-term and other long-term employee benefits

A liability is recognized for benefits accruing to employees in the form of wages and salaries, annual leave and sick leave in the period the related service is rendered at the undiscounted amount of the benefits expected to be paid in exchange for that service.

Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for the related service.

Liabilities recognized in respect of other long-term employee benefits are measured at the present value of the estimated future cash outflows expected to be made by the Group in respect of services provided by employees up to the reporting date.

As of December 31, 2020, the Group recognized employee benefits costs within profit or loss as cost of sales of $27,421 (2019: $23,688) and $48,913 (2019: $52,956) as administrative expenses.

Note 3.13. Revenue recognition

The Group recognizes revenues from the sale of pharmaceutical products and the provision of services primarily related to product development projects.

Revenue is measured based on the consideration specified in a contract with a customer and excludes balances collected on behalf of third parties. The Group recognizes revenue when transferring control of a product or service to a customer.

3.13.1 Sale of goods

Revenue from the sale of goods is recognized when the control of the goods is transferred (both in export and domestic operations) and the performance obligations have been fulfilled by the Group, which occurs when the product is delivered to the location specified by the customer, according to the negotiating conditions agreed upon. Revenues are reduced by discounts or rebates and other similar allowances estimated for customers.

Crynssen Pharma Group Limited and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 3. Summary of significant accounting policies (cont.)

3.13.2 License revenues

Revenue from the sale of intellectual property (licenses) is recognized based on the evaluation of whether an entity’s commitment to grant a license provides the customer with a right of access to intellectual property, which is transferred over time, or a right to use the intellectual property of an entity, which is transferred at a point in time.

The license is a commitment to provide a right of access to the entity’s intellectual property if all the following criteria are met:

•        the contract requires, or the customer reasonably expects, that the entity carries out activities that significantly affect the intellectual property to which the customer is entitled;

•        the rights granted by the license directly expose the customer to the positive or negative effects of the entity’s activities identified in subsection a above; and

•        those activities do not result in the transfer of a good or service to the customer as such activities take place.

If these criteria are not met, the license grants the customer a right to use the license, and the transaction is recognized when the license is granted to the customer.

3.13.3 Service provision

Revenue from service contracts are recognized based on the status of completion of the contract. If the Group transfers control of a service to satisfy the performance obligation over time, it then recognizes revenue over time, if one of the following criteria is met:

•        the customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs;

•        the entity’s performance creates or enhances an asset that the customer controls as it is created or enhanced; or

•        the entity’s performance does not create an asset with an alternative use for the entity and the entity has an enforceable right to payment for performance that has been completed to date.

3.13.4 Sale of trademarks and sanitary registration

Revenue from contracts for the sale of a trademark or sanitary registration are recognized at the point of the transfer of possession, use, enjoyment and other real and personal rights at the price agreed in the contract, fulfilling the following conditions:

•        The customer has the right to all the benefits of the commercial use of the trademark or sanitary registration.

•        The customer can redirect the use of the trademark or sanitary registration.

•        The customer is responsible for sales, marketing and advertising activities.

Note 3.14. Segment reporting

An operating segment is a component that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the other components, and for which discrete financial information is available. The Group is engaged in the business of developing, producing

Crynssen Pharma Group Limited and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 3. Summary of significant accounting policies (cont.)

and marketing pharmaceutical solutions and related activities and is considered an integrated international healthcare and pharmaceutical company across the three core therapeutic areas: hospitals/clinics, pharmacies (prescription) and over-the-counter (non-prescription).

The Group’s business is organized and managed through a combination of geographical regions and business units through 39 legal entities, of which 23 are operating entities, divided in strategic divisions, which are its reportable segments. These divisions offer different products and services and are managed separately as they require different technology and marketing strategies.

The following summary describes the operations of each reportable segment:

Reportable segment	Operations
NextGel	Manufacturing and distribution of prescription and over-the-counter pharmaceutical products in USA, Brazil and Colombia
Procaps Colombia	Manufacturing and distribution of prescription and over-the-counter pharmaceutical products in Colombia
CAN	Manufacturing and distribution of prescription and over-the-counter pharmaceutical products in Northern Central America: Salvador, Guatemala, Nicaragua and Honduras
CASAN	Manufacturing and distribution of prescription and over-the-counter pharmaceutical products in Southern Central America (Panama and Costa Rica) and the North Andes District (Ecuador, Peru and Bolivia)
Diabetrics	Diabetes solutions and chronic disease management tool

The Group’s chief executive officer reviews the internal management reports of each division at least quarterly.

Note 3.15. Principles of consolidation and equity accounting

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and balance sheet respectively.

3.15.1. Joint ventures

Joint ventures are arrangements whereby the Group maintains joint control of the underlying net assets of the arrangement with the counterparties. The Group holds a single 50% interest in one joint venture and 50% of the voting rights and management board representation. Investments in joint ventures are accounted for using the equity method of accounting, after initially being recognized at cost.

3.15.2. Equity method

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from joint ventures are recognized as a reduction in the carrying amount of the investment.

Where the Group’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

Crynssen Pharma Group Limited and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 3. Summary of significant accounting policies (cont.)

Unrealized gains on transactions between the Group and its joint ventures are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

The carrying amount of equity-accounted investments is tested for impairment in accordance with the policy described in 3.7.3 Impairment of definite-lived tangible and intangible assets and intangibles not yet available for use, and other assets.

3.15.3. Changes in ownership interests

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Group.

When the Group ceases to consolidate or equity account for an investment because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

If the ownership interest in a joint venture or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income are reclassified to profit or loss where appropriate.

Note 4. Critical accounting judgements and key sources of estimation uncertainty

In the application of the accounting policies, which are described in Note 3. Summary of significant accounting policies, management must make judgments, estimates and assumptions about the carrying amounts of the assets and liabilities that are not readily observable in other sources. The estimates and underlying assumptions are based on historical experience and other relevant factors. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed regularly. Changes to accounting estimates are recognized in the period of the review, if the change only affects that period, or in future periods if the change affects both the current and subsequent periods.

Goodwill impairment

Determining whether goodwill has been impaired involves calculating the value in use of the cash generating units to which the goodwill has been assigned. The calculation of value in use requires the entity to determine the future cash flows that should arise from the cash-generating units and an appropriate discount rate to calculate the present value. When actual future cash flows are less than expected, an impairment loss may arise.

Crynssen Pharma Group Limited and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 4. Critical accounting judgements and key sources of estimation uncertainty (cont.)

Goodwill impairment testing relies on a number of critical judgments, estimates and assumptions. Goodwill is tested for impairment at the cash generating unit level. The Group tests at least annually whether goodwill have suffered any impairment by calculating the recoverable amount of the cash generating unit and comparing this to its carrying value.

The Group’s impairment testing methodology is in accordance with IAS 36, in which value in use approach is taken into consideration.

The value in use calculations primarily use cash flow projections. There are a number of assumptions and estimates involved for the preparation of cash flow projections. Key assumptions include the growth rate, expected market share, expected gross margin and selection of discount rates, to reflect the risks involved.

Management prepared the financial projections reflecting actual and prior year/period performance and market development expectations. Judgement is required to determine key assumptions adopted in the cash flow projections and changes to key assumptions can significantly affect these cash flow projections and therefore the results of the impairment reviews. Refer Note 12. Goodwill and Note 4. Critical accounting judgements and key sources of estimation uncertainty for further information on the goodwill exposure and estimate applied, respectively.

Useful life of property, plant and equipment and amortization of intangibles with finite useful lives

The Group reviews the estimated useful lives of property, plant and equipment and intangibles with finite useful lives at the end of each annual period.

Provisions for contingencies, litigation and lawsuits

The litigation and lawsuits to which the Companies are exposed are managed by appropriate legal personnel and are primarily related to labor, civil and administrative disputes. The Group considers that a past event has given rise to a present obligation if there is no realistic alternative to settling the present obligation, independent of future events, considering all the evidence available at the reporting date. It is understood that the probability of an event is more likely than not when the probability of occurrence is greater than 50%, in which case the provision is recorded. The possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one to more uncertain future events that are not entirely under the control of the Group are not recognized in the consolidated statements of financial position, but are disclosed as contingent liabilities. The occurrence or non-occurrence of events that are deemed remote are not recorded or disclosed. The Group utilizes the professional judgment of internal and external specialists to determine the possibility of the occurrence of a present obligation. In the estimation of the provision for litigation and lawsuits, Management considers assumptions such as appraisal of the attorneys, estimated duration of the litigation or lawsuit and statistical information of litigation or lawsuits with similar characteristics, among others.

Impairment of accounts receivable

The Group evaluates the impairment of its accounts receivable by the expected credit loss model where it determines its value based on the probability of default, the loss due to default (i.e., the extent of the loss in case of default) and the exposure in the default. The assessment of the probability of default and the loss due to default is based on historical data adjusted by prospective information. Further details of other judgments are in Note 3. Summary of significant accounting policies.

Crynssen Pharma Group Limited and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 4. Critical accounting judgements and key sources of estimation uncertainty (cont.)

Useful lives of right-of-use assets

Right-of-use assets depreciate during the shorter of the lease term and the useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the asset related to the right of use depreciates during the useful life of the underlying asset. Depreciation begins at the commencement of the lease.

Recognition of deferred tax assets

Deferred tax assets are recognized for all deductible temporary differences only to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. In determining whether it is probable that taxable profit will be available to realize the Group’s deferred tax assets, the management considered the following sources of taxable income:

•        Reversal of taxable temporary differences

•        Future taxable profit excluding reversal of temporary differences

•        Tax planning opportunities

Note 5. New and amended IFRS Standards that are effective for the current year

New and amended IFRS Standards that are effective for the current year Impact of the initial application of Covid-19-Related Rent Concessions Amendment to IFRS 16

In May 2020, the IASB issued Covid-19-Related Rent Concessions (Amendment to IFRS 16) that provides practical relief to lessees in accounting for rent concessions occurring as a direct consequence of COVID-19, by introducing a practical expedient to IFRS 16. The practical expedient permits a lessee to elect not to assess whether a COVID-19-related rent concession is a lease modification. A lessee that makes this election shall account for any change in lease payments resulting from the COVID-19-related rent concession the same way it would account for the change applying IFRS 16 if the change were not a lease modification. The practical expedient applies only to rent concessions occurring as a direct consequence of COVID-19 and only if all of the following conditions are met:

a)      The change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change;

b)      Any reduction in lease payments affects only payments originally due on or before 30 June 2021 (a rent concession meets this condition if it results in reduced lease payments on or before 30 June 2021 and increased lease payments that extend beyond 30 June 2021); and

c)      There is no substantive change to other terms and conditions of the lease

This changes have not arose financial effects for the Group as of December 31, 2020.

Annual Improvements to IFRS Standards 2018 – 2020 — Effective January 1, 2022

The following improvements were finalized in May 2020:

IFRS 9 Financial Instruments — clarifies which fees should be included in the 10% test for derecognition of financial liabilities.

IFRS 16 Leases — amendment of illustrative example 13 to remove the illustration of payments from the lessor relating to leasehold improvements, to remove any confusion about the treatment of lease incentives.

Crynssen Pharma Group Limited and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 5. New and amended IFRS Standards that are effective for the current year (cont.)

IFRS 1 First-time Adoption of International Financial Reporting Standards — allows entities that have measured their assets and liabilities at carrying amounts recorded in their parent’s books to also measure any cumulative translation differences using the amounts reported by the parent. This amendment will also apply to associates and joint ventures that have taken the same IFRS 1 exemption.

IAS 41 Agriculture — removal of the requirement for entities to exclude cash flows for taxation when measuring fair value under IAS 41. This amendment is intended to align with the requirement in the standard to discount cash flows on a post-tax basis.

Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16) — Effective January 1, 2022

The amendment to IAS 16 Property, Plant and Equipment (“PP&E”) prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use. It also clarifies that an entity is ‘testing whether the asset is functioning properly’ when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment.

Entities must disclose separately the amounts of proceeds and costs relating to items produced that are not an output of the entity’s ordinary activities.

Classification of Liabilities as Current or Non-current (Amendments to IAS 1) — Effective January 1, 2022

The narrow-scope amendments to IAS 1 Presentation of Financial Statements clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (e.g. the receipt of a waver or a breach of covenant).

The amendments also clarify what IAS 1 means when it refers to the ‘settlement’ of a liability. The amendments could affect the classification of liabilities, particularly for entities that previously considered management’s intentions to determine classification and for some liabilities that can be converted into equity.

The amendments must be applied retrospectively in accordance with the normal requirements in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

In May 2020, the IASB issued an Exposure Draft proposing to defer the effective date of the amendments to January 1, 2023.

Reference to the Conceptual Framework — Amendments to IFRS 3 — Effective January 1, 2022

Minor amendments were made to IFRS 3 Business Combinations to update the references to the Conceptual Framework for Financial Reporting and add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and Interpretation 21 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date.

Onerous Contracts — Cost of Fulfilling a Contract — Amendments to IAS 37 — Effective January 1, 2022

The amendment to IAS 37 clarifies that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts. Before recognizing a separate provision for an onerous contract, the entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract.

Crynssen Pharma Group Limited and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 6. Recent accounting pronouncements not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for the year ended December 31, 2020 and have not been early adopted by the Group. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

As of the issue date of these consolidated financial statements, the following new and revised IFRS standards have been issued, but are not yet effective:

IFRS 10 and IAS 28 — Amendments — Sales or contributions of assets between an investor and its associate or joint venture.

The IASB has made limited scope amendments to IFRS 10 Consolidated financial statements and IAS 28 Investments in associates and joint ventures.

The amendments clarify the accounting treatment for sales or contributions of assets between an investor and its associates or joint ventures. They confirm that the accounting treatment depends on whether the non-monetary assets sold or contributed to an associate or joint venture constitute a ‘business’ (as defined in IFRS 3 Business Combinations).

Where the non-monetary assets constitute a business, the investor will recognize the full gain or loss on the sale or contribution of assets. If the assets do not meet the definition of a business, the gain or loss is recognized by the investor only to the extent of the other investor’s interests in the associate or joint venture. The amendments apply prospectively.

The effective date of the amendments has not yet been set by the IASB; however, early application of the amendments is permitted.

Interest Rate Benchmark Reform — Phase 2 (Amendment to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) — Effective January 1, 2021

Under the detailed rules of IFRS 9 Financial Instruments, modifying a financial contract can require recognition of a significant gain or loss in the income statement. However, the amendments introduce a practical expedient if a change results directly from IBOR reform and occurs on an ‘economically equivalent’ basis. In these cases, changes will be accounted for by updating the effective interest rate.

A similar practical expedient will apply under IFRS 16 Leases for lessees when accounting for lease modifications required by IBOR reform.

The amendments also allow a series of exemptions from the regular, strict rules around hedge accounting.

To allow users of financial statements to understand the effect of the reform on a company’s financial instruments and risk management strategy, a company will need to provide additional information about:

•        the nature and extent of risks to which the company is exposed arising from financial instruments subject to IBOR reform and how it manages those risks; and

•        the company’s progress in completing its transition to alternative benchmark rates and how it is managing that transition.

Note 7. First-time adoption of IFRS

The Group adopted IFRS for the first time for the year ended December 31, 2020. The Group’s consolidated statement of financial position was prepared as of January 1, 2019, the transition date. The latest annual consolidated financial statements the Group prepared and issued were in accordance with IFRS as endorsed by the European Union (“IFRS-EU”) for the year ended December 31, 2019 and to be filed with the Chamber of Commerce in Malta (“Previous GAAP”).

Crynssen Pharma Group Limited and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 7. First-time adoption of IFRS (cont.)

IFRS 1 allows first-time adopters certain exemptions from the retrospective application of certain requirements under IFRS. The Group has applied the following exemptions:

•        Estimates — The Group made estimates in accordance with IFRSs at the date of transition consistent with such estimates made under Previous GAAP, after adjustments for differences in accounting policies, unless there was objective evidence that those estimates were in error.

•        Business combinations — The Group elected not to apply IFRS 3 “Business Combinations” retrospectively to business combinations that occurred prior to the transition date. As a result, the amount of goodwill from such business combinations is stated at its carrying amount under Previous GAAP.

•        Foreign exchange differences on translation of foreign operations — The Group elected to deem the cumulative translation difference for all foreign operations to be zero as of the transition date.

IFRS 1 requires quantitative and qualitative disclosures of material differences between an entities consolidated financial statements per IFRS-IASB and Previous GAAP. Quantitative, tabular, disclosure is required for the statement of financial position as at January 1, 2019 as well as the, the statements of profit and loss, changes in shareholder’s equity and cash flows for the year 2019.

There are no differences between these consolidated financial statements and Previous GAAP since IFRS-IASB and IFRS-EU are aligned for the Company. Hence the Company is not required to provide further disclosure.

Note 8. Revenue

The Group recognizes its revenues from the transfer of goods and services to the fulfillment of its performance obligations. The Group’s annual revenue include $2,213 (2019: $10,159) in revenue recognized from intellectual property licensing and dossier generation.

Disaggregation of revenue from contracts with customers

Revenue from contracts with customers is disaggregated by primary geographical market and major products (refer to Note 8. Segment reporting) and by timing of revenue recognition in the table below.

Year	Reportable segments
2020	NextGel	Procaps Colombia	CAN	CASAN	Diabetrics	Corporate	Total
Segment revenue	201,294	121,532	44,808	40,094	39,221	2,431	449,380
Intra-segment revenue	(95,315)	(6,637)	805	(1,538)	(16,432)	1,204	(117,913)
Revenue from contracts with customers	105,979	114,895	45,613	38,556	22,789	3,635	331,467
Timing of revenue recognition
Goods transferred at a point in time	103,766	114,895	45,613	38,556	22,789	3,635	329,254
Services transferred over time	2,213	—	—	—	—	—	2,213
Total revenue from contracts with customers	105,979	114,895	45,613	38,556	22,789	3,635	331,467

Crynssen Pharma Group Limited and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 8. Revenue (cont.)

Year	Reportable segments
2019	NextGel	Procaps Colombia	CAN	CASAN	Diabetrics	Corporate	Total
Segment revenue	192,247	124,090	54,628	42,332	36,931	11,637	461,865
Intra-segment revenue	(94,958)	(3,977)	(4,949)	(2,271)	(14,703)	(16,215)	(137,073)
Revenue from contracts with customers	97,289	120,113	49,679	40,061	22,228	(4,578)	324,792
Timing of revenue recognition
Goods transferred at a point in time	94,964	112,279	49,679	40,061	22,228	(4,578)	314,633
Services transferred over time	2,325	7,834	—	—	—	—	10,159
Total revenue from contracts with customers	97,289	120,113	49,679	40,061	22,228	(4,578)	324,792

Revenue recognized from goods transferred at a point in time include revenues related to “sales of goods” and “sales of trademarks and sanitary provisions”. Revenue recognized from services transferred over time include revenues related to “license revenues” and “services provisions”. Revenues, other than sales of goods, are not material to the group.

Note 9. Segment reporting

Segment information is presented at a combination of geographical segments and business units, consistent with the information that is available and evaluated regularly by the chief operating decision maker.

The Group operates its business through five segments which are its reportable segments for financial reporting purposes: Procaps Colombia, Central America North (“CAN”), Central America South and North Andes (“CASAN”), NextGel and Diabetrics. Segment management, the respective Vice Presidents, are responsible for managing performance, underlying risks and operations. Management uses a broad set of performance indicators, including contribution margin, to measure segment performance and to make decisions around resource allocation.

Year	NextGel			Procaps Colombia			CAN			CASAND
2020	Gross	Intra- segment eliminations	Net	Gross	Intra- segment eliminations	Net	Gross	Intra- segment eliminations	Net	Gross	Intra- segment eliminations	Net
Revenue	201,294	(95,315)	105,979	121,532	(6,637)	114,895	44,808	805	45,613	40,094	(1,538)	38,556
Gross profit	64,742	(4,812)	59,930	67,297	(820)	66,477	23,279	8,253	31,532	26,736	1,067	27,803
Contribution margin(1)	52,679	(3,437)	49,242	43,926	1,479	45,405	9,197	8,250	17,447	9,001	1,285	10,286
Year	Diabetrics			Corporate			Total
2020	Gross	Intra- segment eliminations	Net	Gross	Intra-segment eliminations	Net	Gross	Intra-segment eliminations	Net
Revenue	39,221	(16,432)	22,789	2,431	1,204	3,635	449,380	(117,913)	331,467
Gross profit	10,670	(45)	10,625	(3,822)	(1,231)	(5,053)	188,902	2,412	192,163
Contribution margin(1)	6,294	(45)	6,249	(10,157)	3,213	(6,944)	110,940	10,745	122,534
Administrative expenses							58,631	—	58,631
Finance expenses							54,489	—	54,489
Other expenses							7,716	—	7,716
Income (loss) before tax							(9,896)	10,745	8491,756

____________

*    Contribution margin is determined by subtracting sale and marketing expenses from gross profit.

Crynssen Pharma Group Limited and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 9. Segment reporting (cont.)

Year	NextGel			Procaps Colombia			CAN			CASAND
2019	Gross	Intra- segment eliminations	Net	Gross	Intra- segment eliminations	Net	Gross	Intra- segment eliminations	Net	Gross	Intra- segment eliminations	Net
Revenue	192,247	(94,958)	97,289	124,090	(3,977)	120,113	54,628	(4,949)	49,679	42,332	(2,271)	40,061
Gross profit	68,331	(14,158)	54,173	74,342	(3,907)	70,435	27,955	5,770	33,725	22,588	6,351	28,939
Contribution margin(1)	59,590	(16,549)	43,041	46,885	(5,512)	41,373	9,625	8,846	18,471	5,474	5,588	11,062
Year	Diabetrics			Corporate			Total
2019	Gross	Intra- segment eliminations	Net	Gross	Intra- segment eliminations	Net	Gross	Intra- segment eliminations	Net
Revenue	36,931	(14,703)	22,228	11,637	(16,215)	(4,578)	461,865	(137,073)	324,792
Gross profit	10,375	280	10,655	(490)	(14,939)	(15,429)	203,101	(20,603)	182,498
Contribution margin(1)	5,426	364	5,790	(8,847)	(13,202)	(22,049)	118,153	(20,465)	97,688
Administrative expenses							60,257	—	60,257
Finance expenses							42,983	—	42,983
Other expenses							4,426	—	4,426
Income (loss) before tax							10,487	(20,465)	(9,978)

____________

(1)      Contribution margin is determined by subtracting sales and marketing expenses from gross profit.

Major customer

The Group does not have revenue from a single customer in excess of ten percent of its consolidated revenue.

Geographical information

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of the customers.

	2020	2019
South America	249,983	241,654
Central America	58,082	63,812
North America	12,576	15,202
Europe	10,826	4,124
Total	331,467	324,792

Note 10. Finance expenses

	As of December 31
	2020	2019
Banking expenses	$590	$428
Bank fees	986	855
Other financial expenses	281	157
Interest expense	52,632	41,543
Total	$54,489	$42,983

Crynssen Pharma Group Limited and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 10. Finance expenses (cont.)

In 2020, interest on lease liabilities amounted to $601 (2019: $771). Refer to Note 3.3. Leases — Right-of-use assets & lease liabilities for method of recognition of interest expense applied by the Group.

Interest expense includes the finance expense recognized related to the obligations to repurchase the Group’s ordinary shares from IFC and Hoche and is measured using the effective interest rate method, inclusive of eligible transaction costs. The total amount of interest expense recognized in 2020 amounts to $27,344 (2019: $13,664).

The Group did not realize any significant finance income during 2020 or 2019.

Note 11. Income tax

Income tax recognized through profit or loss

	As of December 31
	2020	2019
Current year	7,491	8,118
Current tax expense	7,491	8,118
Origination and reversal of temporary differences	3,805	(1,083)
Deferred tax expense	3,805	(1,083)
Total tax expense	11,296	7,035

Reconciliation of effective tax rate

	As of December 31
	2020	2019
Profit/ (loss) before tax	849	(9,978)
Income tax expense	297	(3,492)
Tax effect of expenses that are not deductible in determining taxable profit	13,525	8,289
Tax effect of income not taxable in determining taxable profit	(7,754)	(10,550)
Change in unrecognized deferred tax assets
Effect of different tax rates of subsidiaries operating in other jurisdictions	1,960	160
Others – Includes exchange effects for reversal rates of long-term temporary differences and income taxed at differential rates	3,200	12,343
Tax effect of utilization of tax losses not previously recognized	68	285
Tax expense for the year	11,296	7,035

The tax rate used for 2020 represents the corporate tax rate of 35% (2019: 33%) on the taxable income payable by the Group entities in Colombia, in accordance with the tax laws of said jurisdiction. Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdiction.

Amount recognized in retained earnings (RE)

	As of December 31
	2020	2019
Deferred Tax
Accumulated Gains	(1,888)	120
Income tax recognized in retained earnings	(1,888)	120

Crynssen Pharma Group Limited and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 11. Income tax (cont.)

Amount recognized in other comprehensive income (OCI)

	As of December 31
	2020	2019
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of net defined benefit liability	16	(43)
Income tax recognized in other comprehensive income	16	(43)

Current tax assets and current tax liabilities:

	As of December 31
	2020	2019
Current tax assets
Income Tax Advance	1,070	808
Income Tax Withholding	5,880	2,526
Tax Withholding (IVA)	707	299
Tax Withholding (ICA)	278	152
Surplus in Private Liquidation	8,839	2,912
TOTAL	16,774	6,697

Current tax liabilities
Income Tax Withholding	(4,690)	(3,348)
Tax Withholding (IVA)	(241)	(63)
Tax Withholding (ICA)	(24)	(119)
Income Tax Payable	(4,296)	(3,636)
Tax Payable (IVA)	—	(309)
Tax Payable (ICA)	(142)	(67)
TOTAL	(9,393)	(7,542)

As of December 31, 2020 and 2019, the following is the detail of the tax losses and excess presumptive income of the Company that have not been used and on which no active deferred tax has been recognized:

	As of December 31
	2020	2019
Fiscal Losses not utilized	2	635
Fiscal Credits not utilized	257	348
Total	259	983

Note 12. Goodwill

	As of 31 December
	2020	2019
Balance at beginning of the year/period	$7,020	$7,031
Effect of movements in foreign exchange	(157)	(11)
Balance at end of the year/period	$6,863	$7,020

Crynssen Pharma Group Limited and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 12. Goodwill (cont.)

As of December 31, 2020 and 2019, no goodwill impairment losses were recognized.

The Group completed its annual impairment test for goodwill for the years ended December 31, 2020 and 2019 and concluded that no impairment charge was warranted. The results of the impairment tests indicate the excess of the recoverable amounts over the carrying amounts for each cash generating unit. The Group cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the value of the asset reported. The Group believes that all of its estimates are reasonable and are consistent with the Group’s internal reporting and reflect management’s best estimates.

Allocation of goodwill to cash generating units

For the purpose of impairment testing, goodwill has been allocated to the following cash-generating units:

	2020	2019
Laboratorios López	$549	$549
Biokemical S.A. de C.V.	5,241	5,241
Rymco S.A.	1,073	1,230
	$6,863	$7,020

Laboratorios López (manufacturer and distributor of pharmaceutical products) — The recoverable amount of this cash generating unit was determined based on a value-in-use calculation that utilizes cash flow projections from financial budgets approved by the company’s directors over a six-year period, and an annual discount rate of 13.3%. Cash flows that exceed this six-year period have been extrapolated using a fixed annual growth rate of 1.4%. The company use a six-year period for cash flow projection because the position expected at the end of the sixth year represents the stable long-term position. Therefore, the company extrapolates those cash flows into the future using a steady growth rate (second stage).

Cash flow projections during the budgeted period are based on a sales growth rate and fixed gross margins of 5.6% and 49.0%, respectively. The growth rate is estimated by the directors based on past performance and their expectations of market development. The estimated recoverable amount of the cash generated unit exceeded its carrying amount by $8,833 (2019: $3,755).

Biokemical S.A. de C.V. (manufacturer and distributor of pharmaceutical products) — The recoverable amount of this cash generating unit was determined based on a value-in-use calculation that utilizes cash flow projections from financial budgets approved by the company’s directors over a six-year period, and an annual discount rate of 13.3%. Cash flows that exceed this six-year period have been extrapolated using an average annual growth rate of 1.4%. The company use a six-year period for cash flow projection because the position expected at the end of the sixth year represents the stable long-term position.Therefore, the company extrapolates those cash flows into the future using a steady growth rate (second stage).

Cash flow projections during the budgeted period are based on a sales growth rate and average gross margins of 8.0% and 39.4%, respectively. The growth rate is estimated by the directors based on past performance and their expectations of market development. The estimated recoverable amount of the cash generated unit exceeded its carrying amount by $1,426 (2019: $1,125).

Rymco (manufacturer and seller of syringes, needles and infusion equipment) — The recoverable amount of this cash generating unit was determined based on a value-in-use calculation that utilizes cash flow projections from financial budgets approved by the company’s directors over a five-year period, and an annual discount rate of 13.3%. Cash flows that exceed this five-year period have been extrapolated using a fixed annual growth rate of 3.5%.

Crynssen Pharma Group Limited and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 12. Goodwill (cont.)

Cash flow projections during the budgeted period are based on a sales growth rate and average gross margins of 5.6% and 26.7%, respectively. The growth rate is estimated by the directors based on past performance and their expectations of market development. The estimated recoverable amount of the cash generated unit exceeded its carrying amount by $4,283 (2019: $2,901).

The key assumptions used in the value-in-use calculations for the cash generating units are the following:

•        Growth rate: the rate is consistent with the growth of the pharmaceutical and medical supplies markets in the current and potential operating areas of the cash generating units. Management considers any potential reasonable change in the key assumptions on which the recoverable amount is based would not cause the total carrying amount to exceed the total recoverable amount of the cash generating unit.

•        Expected market share: Growth of 5.6% and 8.0% for Laboratorios Lopez and Biokemical, respectively, in sales is consistent with the increase in population, the increase in life expectancy and the growth of the industry in Latin America. Management considers that the planned growth of market share for the next six years is reasonably achievable.

•        For Rymco, its commercial portfolio is dedicated to assist with the COVID-19 epidemic resulting in enhanced market share. Rymco offers three-layer hospital masks and has the capacity to produce more than 12 million units of masks per month, which has positively impacted market share. Lastly, purchase orders resulted in production at capacity during 2020.

•        Expected gross margin: The average gross margins achieved in the immediately preceding period are consistent with expectations. Gross margin increased by 34.7% in 2020 when compared to 2019.

•        For Rymco, the average gross margins achieved in the immediately preceding period vary from budgeted amounts due to the exceptional increase in sales budgeted for 2021 as a result of the COVID-19 epidemic, as fixed costs are absorbed by higher sales. Gross margin increased by 33.4% compared to 2019.

Note 13. Intangible assets

Cost	Trademarks and sanitary records	Licenses, customers and agreements	Product development	Total
Balance as of January 1, 2019	$12,064	$15,634	$4,558	$32,256
Additions	236	941	—	1,177
Additions from internal developments	467	200	6,052	6,719
Derecognition of assets	(875)	(1)	(61)	(937)
Foreign currency exchange	(53)	14	(35)	(74)
Reclassifications	(931)	931	—	—
Balance as of December 31, 2019	$10,908	$17,719	$10,514	$39,141

Additions	24	1,130	—	1,154
Additions from internal developments	421	970	7,674	9,065
Derecognition of assets	—	(162)	—	(162)
Foreign currency exchange	88	(748)	84	(576)
Reclassifications	1,735	(1,735)	—	—
Balance as of December 31, 2020	$13,176	$17,174	$18,272	$48,622

Crynssen Pharma Group Limited and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 13. Intangible assets (cont.)

Accumulated amortization and impairment loss	Trademarks and sanitary records	Licenses, customers and agreements	Product development	Total
Balance as of January 1, 2019	$1,616	$10,826	$—	$12,442
Amortization expense	1,450	1,688	1,422	4,560
Derecognition of assets	(784)	(1)	—	(785)
Foreign currency exchange	(136)	(143)	2	(227)
Balance as of December 31, 2019	$2,146	$12,370	$1,424	$15,940

Amortization expense	1,310	1,633	3,036	5,979
Foreign currency exchange	25	(1,235)	330	(880)
Balance as of December 31, 2020	$3,481	$12,768	$4,790	$21,039

Net Balance as of December 31, 2019	$8,762	$5,349	$9,090	$23,201
Net Balance as of December 31, 2020	$9,695	$4,406	$13,482	$27,583

As of December 31, 2020 and December 31, 2019 amortization expenses are recognized within the Statement of Profit and loss as marketing expenses.

Also, foreign currency exchange corresponds to the effect of translating the intangible asset amounts attributable to the subsidiaries of the Group whose functional currencies are different from that of the Group.

Note 14. Property, plant and equipment, net

	Land and buildings	Machinery and equipment, furniture and fixtures	Projects in progress	Other	Total
Balance as of January 1, 2019	$27,342	$58,166	$11,602	$8,130	$105,240
Additions	1,740	1,911	7,030	1,121	11,802
Disposals	(94)	(252)	(133)	(65)	(544)
Effect of exchange differences in foreign currency	(1,146)	(351)	296	(694)	(1,895)
Reclassification between categories	269	10,037	(10,351)	45	—
Balance as of December 31, 2019	$28,111	$69,511	$8,444	$8,537	$114,603
Additions	32	1,419	5,118	1,130	7,699
Disposals	(274)	(527)	—	(55)	(856)
Effect of exchange differences in foreign currency	(1,567)	(4,159)	(272)	(157)	(6,155)
Reclassification between categories	517	3,420	(3,960)	23	—
Balance as of December 31, 2020	$26,819	$69,664	$9,330	$9,478	$115,291

Crynssen Pharma Group Limited and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 14. Property, plant and equipment, net (cont.)

	Land and buildings	Machinery and equipment, furniture and fixtures	Projects in progress	Other	Total
Accumulated depreciation
Balance as of January 1, 2019	$6,797	$25,759	$—	$2,806	$35,362
Disposals	(34)	(74)	—	(44)	(152)
Depreciation expense	1,310	4,704	—	759	6,773
Effect of exchange differences in foreign currency	(1,417)	(711)	—	(167)	(2,295)
Reclassification between categories	667	(667)	—	—	—
Balance as of December 31, 2019	$7,323	$29,011	$—	$3,354	$39,688
Disposals	—	(82)	—	(7)	(89)
Depreciation expense	861	4,061	—	978	5,900
Effect of exchange differences in foreign currency	(113)	(366)	—	(64)	(543)
Balance as of December 31, 2020	$8,071	$32,624	$—	$4,261	$44,956
As of January 1, 2019
Net book value	20,545	32,407	11,602	5,324	69,878
As of December 31, 2019
Net book value	20,788	40,500	8,444	5,183	74,915
As of December 31, 2020
Net book value	18,748	37,040	9,330	5,217	70,335

‘Other’ includes computer equipment and other office furniture and equipment.

As of December 31, 2020 $3,661 were recognized as cost of goods sold (2019: $3,618), as manufacturing costs and $2,239 (2019: 3,155) were recognized as administrative expense.

The Group pledged $125,058 (2019: $129,222) of freehold land and buildings for collateral for its financial obligations.

Financial Commitments

As of year-end 2020, the Group has commitments to acquire capital expenditures for $4,832 (2019: $3,560).

Note 15. Leases

The Group has leases of office and warehouse buildings, land, vehicles, machinery and computer hardware. Rental contracts are for fixed terms varying between one and seven years.

Information about leases for which the Group is a lessee is presented below.

Crynssen Pharma Group Limited and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 15. Leases (cont.)

Right-of-use assets

Reconciliation of asset balances:

	Land and Buildings	Equipment and Machinery	Vehicles	Computers	Total
Balance as of January 1, 2019	31,692	7,328	136	223	39,379
Addition to right-of-use asset	3,523	207	—	630	4,360
Depreciation	(4,094)	(865)	(57)	(117)	(5,133)
Effect of changes in foreign exchange rates	(247)	(61)	—	(2)	(310)
Balance as of December 31, 2019	30,874	6,609	79	734	38,296
Addition to right-of-use asset	8,543	1,415	(12)	1,076	11,022
Depreciation	(3,345)	(744)	(34)	(475)	(4,598)
Effect of changes in foreign exchange rates	(1,186)	(305)	(1)	(33)	(1,525)
Balance as of December 31, 2020	34,886	6,975	32	1,302	43,195

The Group has recognized $814 (2019:$842) within administrative costs and $3,784 (2019: 3,868) within cost of goods sold, related to plant leases.

Lease Liabilities

The Group’s lease liabilities are guaranteed by the lessor’s title to the leased assets. As of December 2020 and 2019, the Group maintains the following opened balances:

	2020	2019
Non-current	26,537	25,076
Current	$10,262	$4,718
Total	$36,799	$29,794

The remaining contractual maturity and repayment periods of the Group’s leases liabilities are exhibited in Note 24. Financial instruments

Amounts recognized in the Consolidated Statement of Loss

	For the year ended 31 December
	2020	2019
Interest on lease liabilities	601	771
Expense relating to low value assets	668	593
Expense relating to short term leases	828	773

Crynssen Pharma Group Limited and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 15. Leases (cont.)

Amounts recognized in Consolidated Statements of Cash Flows

The total cash outflow for leases amounts to $7,572 (2019: $6,286). The principal amount of the lease liabilities and estimated interest payments contractual maturity and repayment periods are included in Note 24. Financial instruments.

Note 16. Investment in joint ventures

Name of joint venture	Principal activity	Place of incorporation and principal place of business	Proportion of ownership interest and voting rights held by the Company
			As of December 31, 2020	As of December 31, 2019
Promedical S.A.	Marketing and pharmaceuticals	Santa Cruz de la Sierra, Bolivia	50%	50%

Promedical S.A. is accounted for using the equity method in these consolidated financial statements. Pursuant to a shareholder agreement, the Company has the right to cast 50% of the votes at shareholder meetings of Promedical  S.A.

The financial year end dates of Promedical S.A. are December 31, 2019 and December 31, 2020. For the purposes of applying the equity method of accounting, the financial statements of Promedical S.A. for the years ended December 31, 2019 and December 31, 2020 have been used.

The other summary information that precedes the reconciliation to the Company’s carrying amount represents amounts included in the IFRS financial statements of the joint venture, not the entity’s share of these amounts, although they are adjusted to reflect fair value adjustments upon acquisition or accounting policy alignments.

Summarized financial information of Promedical S.A is set out below. The summarized financial information below represents amounts in the Promedical S.A’s financial statements prepared in accordance with IFRS Standards, adjusted by the Company for equity accounting purposes.

	As of December 31, 2020	As of December 31, 2019
Current assets	11,672	9,172
Non-current assets	2,551	3,159
Current liabilities	5,899	6,390
Non-current liabilities	1,890	1,594
Equity attributable to owners of the Company	6,434	4,347
Non-controlling interest	3,217	2,174
Revenue	19,428	17,862
Profit or loss from continuing operations	1,612	479
Profit/(loss) for the year	1,612	479
Total comprehensive income	1,612	479

Crynssen Pharma Group Limited and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 16. Investment in associates (cont.)

	As of December 31, 2020	As of December 31, 2019
Net assets of Promedical S.A.	6,434	4,347
Proportion of the Company’s ownership interest in Promedical S.A.	3,217	2,174
Other adjustments	(757)	(784)
Carrying amount of the Company’s interest in Promedical S.A.	2,460	1,390

Note 17. Inventories, net

	2020	2019
Raw materials and supplies	$30,198	$29,032
Products in process	5,960	6,334
Finished products and merchandise	27,886	24,369
Inventory in transit	5,374	8,785
	69,418	68,520
Less: Provision	(5,134)	(3,518)
Total	$64,284	$65,002

Inventories recognized as an expense during the year ended 31 December 2020 amounted to $140,153 (2019: $142,294). These were included in cost of goods sold. Inventories used as samples amounted to $4,062 (2019: $5,246) were recognized as marketing expenses.

Write-downs of inventories to net realizable value amounted to $1,616 (2019: $514). These were recognized as an expense during the year ended 31 December 2020 and included in cost of sales in the statement of profit or loss.

Note 18. Trade and other receivables, net

	For the year ended December 31
	2020	2019
Trade receivables, net of discounts(1)	$95,819	$100,719
Impairment of trade receivables	(9,573)	(11,488)
Other receivables	10,247	7,235
Trade receivables, net of discounts and impairment	$96,493	$96,466

____________

(1)      Discount provision amounts to $3,878 (2019: $3,793).

Refer to Note 24. Financial instruments for the Group’s disclosures on credit risk management and expected credit losses.

Crynssen Pharma Group Limited and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 19. Borrowings

	2020	2019
Unsecured borrowings at amortized cost
Syndicated term loan(1)	$81,906	$88,781
Other term loan(2)	75,405	66,707
Lease liabilities(3)	36,799	29,794
Factoring obligations(4)	8,074	10,410
Put option agreement(5)	239,273	211,880
Bank overdrafts(6)	902	3,047
Total Interest bearing liabilities	$442,359	$410,619

Current	102,621	90,157
Non- Current	$339,738	320,462

1. Syndicated term loan

	Currency	Range of Interest	Maturity Year	2020	2019
Syndicated term loan	COP	IBR+ 5.3% (Variable)	2025	$51,970	$57,492
Syndicated term loan	USD	Libor+ 4.8% (Variable)	2025	31,150	32,900
Amortized cost	COP	8.45% – 10.85%	2025	(1,214)	(1,611)

On November 20, 2018, Procaps S.A. signed a syndicated loan agreement with the following banks: Portion in Colombian pesos (COP) — Davivienda and Bancolombia; US dollar portion (USD) — Banco de Credito del Peru, Bancolombia Panama and Banco Sabadell. The total value of the syndicated loan amounts to $200,434 million COP (portion in COP) and $35 million USD (portion in USD), Fiduciaria Bancolombia acts as the agent of the loan. C.I. Procaps S.A., Laboratorios Lopez S.A. de C.V., Biokemical S.A., Pharmarketing S.A. (Panama), Pharmarketing Salvador S.A. de C.V., Pharmarketing S.A. (Guatemala S.A.), C.D.I. Salvador S.A. de C.V., C.D.I. Nicaragua S.A., C.D.I. Guatemala S.A., Pharmarketing Dominicana SRL, and Pharmarketing Costa Rica S.A., act as co-debtors, while Pharmayect S.A., Inversiones Crynseen S.A.S., Inversiones Ganeden S.A.S., Inversiones Henia S.A.S., Inversiones Jades S.A.S., and Industrias Kadima S.A.S., as guarantors.

The resources obtained must be used for advance payment and/or novation of the obligations to be refinanced. The loan has a term of 5 years for installment payments and the interest rates agreed are as follows: IBR + 5.30% for the portion in COP and Libor + 4.80% for the USD portion.

Main covenants required by loan contract:

Financial commitments

•        Indebtedness Indicator (Indebtedness/EBITDA) as of June 30 and December 30 of each year, during the loan term, must be less than or equal to 3.5 times. If the indicator is greater than 3.0 and less than 3.5, it proceeds to the extent that this value is originated by causes other than additional debt and the justification of the increase must be presented to the agent.

•        Short-term leverage ratio < 1.0 on the last day of each semester.

•        EBITDA ratio / financial expenses = or > 3.0 on the last day of each semester.

Crynssen Pharma Group Limited and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 19. Borrowings (cont.)

Other commitments

•        The syndicated credit agreement establishes that each of the jointly obligated parties, unless they have the express, prior and written authorization of the Agent, will refrain from incurring any type of financial debt when the proforma indebtedness indicator, once acquired the additional financial debt, is greater than 3.0 times and maintaining any type of financial debt when the pro forma indebtedness indicator, once the national debt is acquired, is greater than 3.5 times.

•        Each of the joint obligated parties, except with express, prior and written authorization of the Agent to do otherwise, will refrain from contracting finance and/or operating lease obligations with purchase option with a joint balance payable greater than $ 85,000,000 (Eighty-Five Billion Pesos, local currency) or its equivalent in another currency. For purposes of clarity, the reclassification of obligations as financial lease obligations by application of the Accounting Standards will not consume the balance set forth herein and may not be renewed.

•        The payment of dividends is restricted to anyone other than the jointly obligated parties.

The syndicated loan agreement establishes that, in the event of breach of covenants by the debtor, the lenders shall be entitled to declare early maturity of the debts.

Management continuously monitors the observation of these obligations, being in compliance as of the date of these financial statements.

2. Other term loan

	Currency	Range of Interest	Maturity Year	2020	2019
Other term loan	COP	IBR+ 2%-5.5% (Variable)	2021 – 2022	$12,205	$9,939
	COP	DTF + 7.63% – Libor + 6.69% / DTF + 11.27% – 17%	2020 – 2022	$6,161	$6,904
	COP	24% (Fixed)	2021	$1,296	$12
	SOL	6.00% – 10.85%	2020 – 2024	$7,499	$4,392
	Reales	12.0% – 24.0% (Fixed)	2021 – 2025	$7,436	$1,633
	USD	Libor + 4% / 8.0% – 9.25% (fixed)	2020 – 2026	$40,808	$43,827

3. Lease liabilities

	Currency	Range of Interest	Maturity Year	2020	2019
Lease liabilities	COP	DTF +5.18% – DTF 10.11% T.A. IBR + 7.50%	2029	$15,945	$15,164
	COP	DTF+ 5.50% + DTF 8.5%T.A. + DTF+10.42%	2025	$7,524	$6,930
	COP	DTF+8% T.A.	2020	$—	$—
	COP	DTF+17% / (DTF+13.72%)	2022	$676	$706
	COP	8.29% – 21.48% E.A.	2027	$11,591	$60
	USD	14.70% E.A.	2023	$740	$—
	USD	9.28% T.A.	2022	$86	$247
	USD	9.75% N.M.	2021	$103	$—
	USD	8.29% – 21.48% E.A.	2027	$—	$6,362
	Reales	18% (Fixed) / 22% (Fixed)	2023	$134	$325

Crynssen Pharma Group Limited and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 19. Borrowings (cont.)

4. Factoring obligations

	Currency	Range of Interest	Maturity Year	2020	2019
Portfolio factoring	COP	DTF+8% – LIBOR + 7% / 22% (Fixed)	2020	8,074	4,731
	Reales	12% (Fixed)	2021	—	5,679

5. Put option agreement

	Currency	Range of Interest	Maturity Year	2020	2019
IFC	USD	12%	2028	127,821	112,263
Hoche	USD	12%	2028	111,452	99,617

Put Option with International Finance Corporation (“IFC”)

On September 1, 2017, the Company and IFC entered into various agreements, including an agreement that grants the right to IFC to put back all or some of its 410,755 ordinary shares it holds in the Company, during a three year period after the eight anniversary of such agreement, in exchange for cash. The amount payable by the Company, when IFC exercises its option, is equal to an amount that generates a 12% internal rate of return over IFC’s subscription.

The Company classified and measured the obligation to buy back its ordinary shares from IFC at amortized cost and recognized finance expense using the effective interest rate method, including transaction costs.

In the event of a breach of obligations prior to the first anniversary of the agreement, IFC has the right to put back its shares as well in exchange for cash where the cash amount will be based on a 15% internal rate of return. The Company has not been in breach of such obligations during 2020 and 2019.

The obligations of the Company are guaranteed through a 37% pledge of Company ordinary shares to IFC.

Put Option with Hoche Partners Pharma Holding S.A. (“Hoche”)

Similar to IFC, the Company and Hoche entered into various agreements, including an agreement on December 23, 2019 that grants the right to Hoche to put back all or some of its 492,320 ordinary shares it holds in the Company, during a three year period after the eight anniversary after September 1, 2017, in exchange for cash. The amount payable by the Company, when Hoche exercises its option, is equal to an amount that generates a 12% internal rate of return over Hoche’s subscription.

The Company classified and measured the obligation to buy back its ordinary shares from Hoche at amortized cost and recognized finance expense using the effective interest rate method.

The following comprise the covenants established for the put option:

•        Do not incur any financial debt to any shareholder of the Company or any of its Subsidiaries in excess of US$ 3,000,000, beyond the existing shareholder loans set forth in the consolidated audited financial statements of the Company; provided, however, that any Financial Debt to any such shareholder of the Company or any of its Subsidiaries below US$ 3,000,000, shall not require IFC/Hoche consent so long as such Financial Debt is on market terms or terms more favorable for the Company or any Subsidiaries;

•        Do not enter into any obligation outside of the normal course of business with a consideration in excess of 4% of the total assets of the Company as reported in the last available consolidated audit financial statements of the Company for the most recent Financial Year.

Crynssen Pharma Group Limited and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 19. Borrowings (cont.)

•        Do not enter into any commitments for acquisitions of other entities (whether by the acquisition of shares, assets, or otherwise) where the aggregate consideration of all such commitments in any financial year is in excess of 4% of the total assets of the Company as reported in the latest available consolidated audited financial statements of the Company for the most recent Financial Year

•        Do not incur any financial debt if the Debt-to-Ebitda Ratio of the Company would exceed 3,5x, provided, that for so long as 2 independent directors have not been appointed to the board, the financial entity’s consent shall be required prior to the Company or any Subsidiary incurring additional Financial Debt if the Debt-Ebitda Ratio would exceed 3,25x.

Management continuously monitors the observation of these obligations, being in compliance as of the date of these financial statements.

6. Bank overdraft

	Currency	Range of Interest	Maturity Year	2020	2019
Overdrafts and credit cards	COP	19.68% – 32% E.A. (Variable)	2020	902	3,047

Reconciliation of liabilities arising from financing activities

	January 1, 2020	Financing cash flows(1)	New liabilities(2)	Other changes(3)	December 31, 2020
Syndicated term loan	88,781	(10,661)	—	3,786	81,906
Other term loan	66,707	(67,507)	71,696	4,509	75,405
Lease liabilities	29,794	(7,572)	7,540	7,037	36,799
Factoring obligations	10,410	(37,555)	35,040	179	8,074
Put option agreement	211,880	—	—	27,393	239,273
Bank overdrafts	3,047	(21)	—	(2,124)	902
Total liabilities from financing activities	410,619	(123,316)	114,276	40,780	442,359
	January 1, 2019	Financing cash flows(1)	New liabilities(2)	Other changes(3)	December 31, 2019
Syndicated term loan	94,919	(14,743)	—	8,605	88,781
Other term loan	58,908	(60,676)	58,373	10,102	66,707
Lease liabilities	30,843	(6,286)	5,335	(98)	29,794
Factoring obligations	11,832	(38,756)	38,019	(685)	10,410
Put option agreement	98,599	—	99,616	13,665	211,880
Bank overdrafts	1,236	—	—	1,811	3,047
Total liabilities from financing activities	296,337	(120,461)	201,343	33,400	410,619

____________

(1)      The cash flows from bank loans and other borrowings make up the net amount of proceeds from borrowings and repayments of borrowings and interest paid in the cash flow statement.

(2)      New liabilities include non cash activities for acquisition of right-of-use assets $7,540 (2019: 5,335). As of December 31, 2019, it also include the issuance of put option agreements for $99,616.

(3)      Other changes include interest accruals and exchange differences.

Crynssen Pharma Group Limited and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 20. Deferred tax

The change of deferred tax assets and liabilities by type of temporary difference are as follows:

	Balance as of January 1, 2020	Recognized in profit or loss	Recognized in OCI	Recognized in accumulated deficit	Balance as of December 31, 2020
Effect of changes in foreign exchange rates	116	19	—	—	135
Impairment of trade receivables	9,411	(5,263)	—	—	4,148
Inventories	1,141	594	—	—	1,735
Property, plant and equipment	—	—	—	—	38
Intangibles	898	—	—	—	898
Borrowings	968	2,255	—	—	3,223
Provisions	491	422	—	—	913
Others	3,190	8,956	—	(1,467)	10,679
Deferred tax asset	16,215	7,021	—	(1,467)	21,769
Effect of changes in foreign exchange rates	(63)	(128)	—	—	(191)
Impairment of trade receivables	(3,582)	(3,867)	—	—	(7,449)
Inventories	(779)	779	—	—	—
Property, plant and equipment	(2,828)	(4,027)	—	—	(6,855)
Intangibles	(23)	(1,453)	—	—	(1,476)
Borrowings	(195)	43	—	—	(152)
Provisions	(189)	13	—	—	(176)
Others	—	(2,186)	16	(421)	(2,591)
Deferred tax liability	(7,659)	(10,826)	16	(421)	(18,890)
Net deferred tax asset (liability)	8,556	(3,805)	16	(1,888)	2,879
	Balance as of January 1, 2019	Recognized in profit or loss	Recognized in OCI	Recognized in accumulated deficit	Balance as of January 31, 2019
Effect of changes in foreign exchange rates	—	(63)	—	—	(63)
Impairment of trade receivables	5,058	4,353	—	—	9,411
Inventories	74	1,067	—	—	1,141
Intangibles	1,294	(396)	—	—	898
Borrowings	579	389	—	—	968
Provisions	(30)	521	—	—	491
Others	430	2,667	—	93	3,190
Deferred tax asset	7,396	8,726	—	93	16,215
Effect of changes in foreign exchange rates	—	125	—	—	116
Impairment of trade receivables	—	(3,582)	—	—	(3,582)
Inventories	—	(779)	—	—	(779)
Property, plant and equipment	—	(2,828)	—	—	(2,828)
Intangibles	—	(23)	—	—	(23)
Borrowings	—	(195)	—	—	(195)
Provisions	—	(189)	—	—	(189)
Others	—	(16)	(43)	27	—
Deferred tax liability	—	(7,643)	(43)	27	(7,659)
Net deferred tax asset (liability)	7,396	1,083	(43)	120	8,556

Crynssen Pharma Group Limited and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 20. Deferred tax (cont.)

The deferred tax assets are ordinary in character and comprised of temporary differences primarily related to the impairment of accounts receivable for financial reporting purposes, differences in the financial statement carrying amount and tax basis of inventories, and leasing liabilities. As of December 31, 2020 and 2019, the deferred tax asset balance does not comprise unused tax losses or unused tax credits. Given the expected near-term reversal of the deductible temporary differences giving rise to deferred tax assets, it is probable that future taxable profit will be available as a result of reversing taxable temporary differences to realize the tax benefit of the deferred tax assets either in the year of reversal or within the twelve year carryforward period permitted by Colombian income tax law.

Investments in subsidiaries and joint ventures, which are recorded through the equity method. The Group assesses whether there is any objective evidence to determine whether the value of these investments has deteriorated in the period.

Likewise, in application of paragraph 39 of international accounting standard 12 in which the entity has control and in the foreseeable future it is not expected that the same will be carried out, no deferred tax liabilities have been recognized in those entities that comply with both conditions. Once the entities that report accumulated profits to be distributed have been analyzed, it can be indicated that in the case of López and BK laboratories, a tax is not generated to be paid because in application of the direct and indirect discounts to which they are entitled they make the tax that is generated is covered with this concept. Regarding investments in Diabetrics and Rymco medical, said distribution results in an income that does not constitute income or occasional profit (since the beneficial owner is the one who will be able to use the withholdings distributed in the first distribution). In this sense the investment in DBM would generate a tax of $311 as of December 31, 2020 (2019: $310).

Note 21. Trade and other payables, net

	As of December 31
	2020	2019
Trade payables	$96,639	$104,025

Other payables
Trade current accounts	4,430	4,277
Interest payable	2,236	1,525
Withholdings and payroll contributions	2,831	3,243
Others	139	1,356
	$9,636	$10,401
Total accounts payable	$106,275	$114,426

Note 22. Provisions and contingencies

	2020	2019
Contingencies
Balance as of January 1	$2,276	$2,379
Effect of changes in foreign exchange rates	(387)	(77)
Provisions made	761	12
Provisions used	(821)	(38)
Balance as of December 31	$1,829	$2,276

Crynssen Pharma Group Limited and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 22. Provisions and contingencies (cont.)

Contingencies

The Group recognizes provisions for contingencies that are probable of requiring an outflow of resources due to adverse effects. Such contingencies are disclosed with possible adverse effects for the entity, as follows:

Probable contingencies

Softcaps legal proceedings — Provisions for legal proceedings are recognized for the estimated probable losses against the company for labor, administrative and tax litigation, which are calculated based on the best estimate of the disbursement required to cancel the obligation at the date of preparation of the consolidated financial statements. The total balance of $630 (2019: $1,777) is comprised of $108 (2019: $248) for labor litigation, $154 (2019: $1,032) for administrative litigation, $368 (2019: $419) for tax litigation and has completely used balance for civil litigation (2019: $78).

Rymco Medical legal proceedings — Provisions for legal proceedings are recognized for probable losses estimated against the company for labor and administrative litigation, which are calculated based on the best estimate of the disbursement required to pay the obligation as of the date of preparation of the financial statements. As of December 31, 2019 provisioned amounts were used for compensating the open labor litigation and new provision was not recognized from then on as of December 31, 2020 for labor litigation (2019 opening balance: $38).

Transfer pricing Procaps — The Procaps and CI Procaps companies recognize provisions for the impact of transfer pricing under the risk analysis carried out by its external advisors in an amount of $354 (2019: $173).

Procaps legal proceedings — Provisions for legal proceedings are recognized to cover probable losses estimated against the company for labor and administrative litigation, which are calculated based on the best estimate of the disbursement required to cancel the obligation at the date of preparation of the financial statements. The total balance of $845 (2019: $326) is for labor litigation.

Legal proceedings of Industrias Kadima, Inversiones Jades, Inversiones Ganeden, Inversiones Crynseen and Colmed — Provisions for legal proceedings are recognized for estimated probable losses against these companies for labor and administrative litigation, which are calculated based on the best estimate of the disbursement required to pay the obligation as of the date of preparation of the financial statements. As of December 31, 2019 provisioned amounts were used for compensating the open administrative litigation and new provision was not recognized from then on as of December 31, 2020 for administrative litigation (2019 opening balance: $67).

Contingent liabilities

The general direction of taxes of Salvador, tries to ignore the reductions made to the sales of the taxable year, since it indicates that they are not with documents regulated by the DGII, the proposed sanction amounts to $954. However the foregoing, Auditax, the advisor who is in charge of carrying out the process, indicates that it is is not probable for this claim to proceed, therefore, there is no place to recognize any provision for the effect of this contingency. The Group has the documents that support such decreases, turning the topic of discussion into a question of form with the possibility of success for the company.

Crynssen Pharma Group Limited and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 23. Shareholder’s equity

Note 23.1. Authorized and issued shares

The authorized shareholder’s equity is represented by 2,001,071 (2019: 2,493,391) shares with a par value of one dollar each, of which 2,001,071 shares are subscribed and issued as of December 31, 2020 and 2019. Common shares grant one vote per share and one right to dividends.

Note 23.2. Reserves

	As of December 31
	2020	2019
Legal	$4,892	$4,892
Working Capital	35,005	23,789
	$39,897	$28,681
	2020	2019
Balance as of January 1	$28,681	$28,322
Increase in legal reserves(1)	—	31
Increase in working capital reserves(2)	11,216	328
Balance as of December 31	$39,897	$28,681

____________

(1)      Legal Reserve — Includes the appropriate values from net income to comply with legal provisions related to asset protection according to applicable jurisdictions with cumulative earnings.

(2)      Reserves for working capital — These are eventually used to transfer earnings from the retained earnings for appropriation purposes.

Note 24. Financial instruments

24.1 Accounting classification and fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring fair value, the Group uses observable market data whenever possible. Fair values are categorized into different levels in a hierarchy based on the inputs used in the valuation techniques as follows:

•        Level 1: inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

•        Level 2: inputs are observable either directly (e.g. as prices) or indirectly (e.g. derived from prices).

•        Level 3: fair value measurements incorporate significant inputs that are based on unobservable market data.

The following table shows the carrying amounts of financial assets and financial liabilities. The Company has no financial instruments that are measured at fair value on a recurring basis. The amortized cost basis of the financial assets and liabilities approximate their fair value.

Crynssen Pharma Group Limited and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 24. Financial instruments (cont.)

	As of December 31, 2020		As of December 31, 2019
	FVTPL	Amortized cost(1)	FVTPL	Amortized cost(1)
Financial assets
Trade and other receivables, net	—	96,493	—	96,466
Amounts owed by related parties	—	2,562	—	2,144
Cash	—	4,229	—	2,042
Other financial assets	—	761	—	1,131
Total Financial assets	—	104,045	—	101,783

Financial liabilities
Borrowings	—	442,359	—	410,619
Trade and other payables, net	—	106,275	—	114,426
Amounts owed to related parties	—	20,622	—	25,091
Total financial liabilities	—	569,256	—	550,136

____________

(1)     The fair value of the exhibit figures is similar to their amortized cost as of December 31, 2020 and 2019, respectively.

24.2 Financial risk management

The Group has exposure to the following risks arising from financial instruments:

•        Credit risk

•        Liquidity risk

•        Market risk, including: currency and interest rate risk

24.2.1. Risk management framework

The Group analyzes each of these risks individually as well as on a combined basis and defines strategies to manage the economic impact on the Group’s performance in line with its financial risk management policy. The Group does not subscribe or negotiate hedging instruments.

The Group’s Financial Administrative Unit (“UAC”) supports, monitors and manages financial risks through internal reports, which are analyzed individually in each country depending on the degree and magnitude of the risks thereof. The financial UAC periodically reports to the shareholders the conclusions of such risk monitoring and proposes the plans and policies necessary to mitigate exposures.

24.2.2. Credit risk

Credit risk refers to the risk that one of the parties fails to comply with its contractual obligations, resulting in a financial loss for the Group. As a corporate policy, the Group conducts business only with strong financial institutions and credit institutions with renowned national and international prestige.

The Group only makes transactions with financial entities that have risk certifications and/or that are monitored by the relevant authorities in each country. The information provided by rating agencies is consistently monitored and, if not available, the Group uses other available financial information and its own business records to qualify its main customers and finance providers. Before accepting any new customer, the Group uses a rating system to assess the credit quality of the potential customer and defines the credit limits for each customer. Limits and ratings attributed to customers are reviewed twice a year. Trade accounts receivable that are not past due or impaired have the best credit rating according to the credit rating system used by the Group.

Crynssen Pharma Group Limited and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 24. Financial instruments (cont.)

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure of the Group. The carrying amount is presented net of impairment losses. None of the receivable balances as of December 31, 2020 or 2019 constitutes a significant concentration of credit risk. There are no other single customers representing more than 10% of total gross trade receivables for the years ended December 31, 2020 and 2019.

Expected credit losses

The average credit period on the sale of medicines is 60 to 120 days. In some cases, depending on market conditions and strategy, longer payment periods are granted. No interest surcharge is made on commercial accounts receivable.

The Group has recognized a provision for doubtful accounts. The Group evaluates the impairment of its accounts receivable for the expected credit loss model, where it determines its value based on the probability of default, the loss due to default (i.e., the extent of the loss in case of default) and the exposure. The assessment of the probability of default and the loss due to default is mainly based on historical data.

December 31, 2020	Current (not past due)	1 – 30 days past due	31 – 60 days past due	61 – 90 days past due	91 – 120 days past due	More than 120 days past due	Total
Weighted-average loss rate	0.53%	2.59%	2.81%	5.82%	14.78%	59.77%	9.60%
Gross carrying amount	74,639	5,216	2,958	1,754	406	14,724	99,697
Impairment loss allowance	(393)	(135)	(83)	(102)	(60)	(8,800)	(9,573)
	74,246	5,081	2,875	1,652	346	5,924	90,124
December 31, 2019	Current (not past due)	1 – 30 days past due	31 – 60 days past due	61 – 90 days past due	91 – 120 days past due	More than 120 days past due	Total
Weighted-average loss rate	1%	2%	2%	4%	5%	80%	10.99%
Gross carrying amount	69,478	13,584	4,989	2,224	1,176	13,061	104,512
Impairment loss allowance	(474)	(269)	(124)	(97)	(60)	(10,464)	(11,488)
	69,004	13,315	4,865	2,127	1,116	2,597	93,024

As of December 31, 2020 no impairment losses were recognized for balances in connection with related parties. However as of December 31, 2019 an allowance was constituted to open balances referred to goods sold with Industrias Intercaps de Venezuela, due to the critical political and social situation that the location country of precedence is experiencing, See Note 26. Related party transactions.

4.2.3. Market risk

Foreign currency risk

The Group carries out transactions denominated in foreign currency, mainly imports, exports and indebtedness; thereby generating exposures to exchange rate fluctuations. The Group does not usually cover exposures to the exchange rate, but rather monitors frequently the foreign exchange market as a strategy to prevent significant loss in the short- and medium-term.

Crynssen Pharma Group Limited and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 24. Financial instruments (cont.)

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

	Assets		Liabilities
	2020	2019	2020	2019
COP	100,077	92,849	(124,957)	(99,880)
Reales	4,808	6,700	(5,385)	(2,978)
Córdoba	—	2,719	—	(2,600)
Quetzales	90	1,558	—	(4,805)
Soles	5,294	4,819	(8,564)	(6,928)
DOP	817	—	(3,093)	—
Colones	1,234	—	(2,410)	—

The following table details sensitivity per company to a 10% increase and decrease in the U.S. dollar against the relevant foreign currencies. The sensitivity analysis includes only the outstanding monetary items denominated in foreign currency and adjusts its conversion at the end of the period for a 10% change in exchange rates.

	+10% Impact to profit or loss		-10% Impact to profit or loss
	2020	2019	2020	2019
COP	2,262	639	(2,764)	(781)
Reales	52	(338)	(64)	414
Córdoba	—	(11)	—	13
Quetzales	(8)	295	10	(361)
Soles	301	192	(368)	(234)
DOP	207	—	(253)	—
Colones	107	—	(131)	—

Interest rate risk

The Group is exposed to interest rate risks because it borrows money at both fixed and variable interest rates connected with LIBOR and IBR (According to it´s Spanish acronym of “Indicador bancario de referencia” which is the benchmark banking indicator, in Colombia). The risk is managed by the Group, by monitoring the macroeconomic variables that determine the variation of the interest rates and generating an appropriate mix between fixed rate and variable rate loans.

The following sensitivity analyzes have been determined based on exposure of financial liabilities to the highlighted variable interest rates:

	2020			2019
	Carrying amount	+1%	-1%	Carrying amount	+1%	-1%
DTF/IBR	105,039	106,089	103,989	91,443	92,357	90,529
Libor	45,301	45,754	44,848	51,244	51,756	50,732
Total	150,340	151,843	148,837	142,687	144,113	141,261

$150,340 or 32.26% as of December 31, 2020 and $142,687 or 36.61% as of December 31, 2019, of the Group’s interest-bearing financial liabilities bears interest at a variable rate. An increase of 1% in interest rates for the year ended December 31, 2020 would have decreased profit before tax by $1,503 in 2020 and decreased profit before tax by 1,426 in 2019. A decrease of 1% will have an equal and opposite effect on profit before tax. This sensitivity does not include the balances of financial obligations with a Fixed Rate

Crynssen Pharma Group Limited and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 24. Financial instruments (cont.)

24.2.4. Liquidity risk

The Group’s Financial UAC has ultimate responsibility for the liquidity management of each of the companies and has established an appropriate framework so that Management can make decisions on short-, medium- and long-term financing, as well as liquidity management. The company manages liquidity risk by maintaining reserves, adequate financial and loan facilities, continuously monitoring projected and actual cash flows, and reconciling the maturity profiles of financial assets and liabilities. In the same sense, financial assets to afford obligations represent cash and trade receivables intended to be collected in short term, net of the expectations of recoverability.

The following table details the most representative remaining contractual maturity and repayment periods of the Group’s financial liabilities. This reflects the undiscounted cash flows of financial liabilities, considering the date on which the company must make the final payments. The balances of other financial liabilities such as suppliers and accounts payable have no financial cost and their payment period ranges from 90 to 180 days.

	As of December 31, 2020
	Carrying amount	Contractual cash flows	Less than 1 year	1 – 2 years	2 – 3 years	3 – 5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	405,560	616,716	102,056	65,966	447,035	1,103	556
Trade and other payables	106,275	106,275	106,275	—	—	—	—
Lease liabilities	36,799	39,571	11,392	12,963	6,759	3,441	5,016
Amounts owed to related parties	20,622	20,622	8,459	12,163	—	—	—
	569,256	783,184	228,182	91,092	453,794	4,544	5,572
	As of December 31, 2019
	Carrying amount	Contractual cash flows	Less than 1 year	1 – 2 years	2 – 3 years	3 – 5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	380,825	627,394	92,607	34,647	58,414	441,648	78
Trade and other payables	114,426	114,426	114,426	—	—	—	—
Lease liabilities	29,794	43,488	8,031	8,250	12,068	6,144	8,995
Amounts owed to related parties	25,091	25,091	25,091	—	—	—	—
	550,136	810,399	240,155	42,897	70,482	447,792	9,073

Capital risk management

The Group manages its capital to ensure that it will be able to continue as a going concern, while maximizing returns to its shareholders through the optimization of debt and asset balances. The Group’s capital structure consists of net debt (loans offset by cash and bank balances) and Group assets (comprised of issued and paid-in capital, reserves, retained earnings and non-controlling interests).

Crynssen Pharma Group Limited and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 24. Financial instruments (cont.)

The Group is not subject to any externally imposed capital requirement. The main indebtedness of the Group is associated with the balance of a Syndicated Loan, and is subject to covenants that obligate it to comply with a series of financial indicators, primarily financial leverage (Debt/EBITDA), short-term leverage ratio and EBITDA on interest expense. These financial indicators serve as local management parameters.

The executive members of the UAC of the Group, who provide support for the analysis and management of capital risk to the Companies, review their capital structure on a quarterly basis. As part of this review, the committee considers the cost of capital and the risks associated with each class of capital. The Group is reviewed in an internal administrative manner, with the same covenants that apply to the Syndicated Procaps S.A. The main financial covenant is determined as the ratio of the debt to the EBITDA generated by the Group.

Indebtedness Index

The indebtedness index for the reporting period is the following:

	2020	2019
Total assets(1)	359,538	337,728
Total liabilities(2)	614,216	581,675
Liabilities to assets ratio	1.71	1.72

____________

(1)      Defined as short-term assets plus long-term assets

(2)      Defined as short-term liabilities plus long-term liabilities

Note 25. Events after the reporting period

Management has considered subsequent events through April 30, 2021, which was the date these consolidated financial statements were issued.

On March 31, 2021, the Group entered into a Business Combination Agreement by and among Crynssen Pharma Group Limited, special purpose acquisition company (“Union Acquisition Corp. II”), Procaps Group S.A. and Ozlem Limited. As a result of the transactions contemplated by the Business Combination Agreement, each of Union Acquisition Corp. II and Crynssen Pharma Group Limited will become direct wholly-owned subsidiaries of Procaps Group S.A. and each of the shareholders of Crynssen Pharma Group Limited and the shareholders of Union Acquisition Corp. II will own all the issued and outstanding shares of Procaps Group S.A. (“the Transaction”).

Transaction closing is subject to customary and other closing conditions, including regulatory approvals and approval by Union Acquisition Corp. II’s shareholders. More information on these conditions will be included in the proxy statement/preliminary prospectus that Procaps Group S.A. intends to file with the Securities and Exchange Commission.

On March 31, 2021, in contemplation with the Transaction, the Group agreed with both IFC and Hoche separately to terminate the Put Option Agreement.

During 2021 the Group entered into various new and amended credit facilities that collectively expand the Group’s access to liquidity with $40 million. The Group agreed such facilities with various lenders and the term of the facilities range between 36 and 60 months.

Crynssen Pharma Group Limited and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 26. Related party transactions

Balances and transactions between the Group and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Transactions between the Group and its joint ventures are disclosed below.

Outstanding activities

During the year, the Group entities carried out the following transactions with associate entities:

	For the year ended December 31
	2020	2019
Sale of finished products	3,757	3,240
Revenue from services and consulting	87	222
Purchases of raw materials and other services	11,339	11,401

The following amounts were outstanding at the reporting date:

	For the year ended December 31
	2020	2019
Amounts owed by related parties	$13,374	$13,554
Loans owed by related parties	304	499
Less: provisions(1)	(11,116)	(11,909)
Amounts owed by related parties, net	2,562	2,144

____________

(1)      Provisions correspond to open balances with Industrias Intercaps de Venezuela, referred to goods sold that were provisioned during 2019, due to the critical political and social situation that Venezuela is experiencing, considered by the Group as non recoverable. There have been no movements in the provision since it´s constitution in 2019 and the balances for 2019 and 2020 respectively contain the corresponding exchange differences.

(2)      Amounts owed by related parties correspond in its entirety to current assets.

	For the year ended December 31
	2020	2019
Amounts owed to related parties	4,778	4,128
Loans owed to related parties	15,844	20,963
Amounts owed to related parties	20,622	25,091

Current	8,459	25,091
Non-current	12,163	—

Crynssen Pharma Group Limited and subsidiaries (The Group)
Notes to Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(In thousands of United States Dollars, unless otherwise stated)

Note 26. Related party transactions (cont.)

Donations to Fundacion Procaps amount to $325 (2019: $319) and are recognized as other expenses in profit and loss.

Goods and services were sold or provided parties during the year based on the price lists in force and terms that would be available to third parties.

All outstanding balances with these related parties are priced on an arm’s length basis and are to be settled in cash within two months of the reporting date. None of the balances are secured. No expense has been recognized in the current year or prior year for bad or doubtful debts in respect of amounts owed by related parties.

Loans to and from related parties

Loans to related parties	2020	2019
Balance as of January 1	$499	$542
Loans advanced	—	289
Loan repayments received	(195)	(332)
Balance as of December 31	$304	$499
Loans from related parties	2020	2019
Balance as of January 1	$20,963	$24,557
Loans advanced	32	—
Loan repayments	(5,856)	(4,570)
Interest accrued	705	976
Balance as of December 31	$15,844	$20,963

The loans to and from related parties are repayable between one year from the reporting date. The average interest rate on the loans during the year was 6% (2019 – 6%). Outstanding balances are unsecured and are repayable in cash. No loss allowance was recognized in expense in 2020 or 2019.

Transactions with directors and executive board management members

Total management compensation included in the consolidated statement of profit or loss are as follows:

	For the year ended December 31
	2020	2019
Short-term employee benefits	$2,617	$2,822
Consulting fees	100	83
	$2,717	$2,905

Annex A

Execution Version

BUSINESS COMBINATION AGREEMENT

by and among

UNION ACQUISITION CORP. II

CRYNSSEN PHARMA GROUP LIMITED,

PROCAPS GROUP, S.A.

and

OZLEM LIMITED

Dated as of MARCH 31, 2021

Annex A-i

Annex A-ii

EXHIBITS

EXHIBIT A	Registration Rights and Lock-Up Agreement
EXHIBIT B	Amended and Restated Holdco Organizational Documents
EXHIBIT C	Directors and Officers of Holdco
EXHIBIT D	Nomination Agreement
EXHIBIT E	SPAC Warrant Amendment

SCHEDULES

SCHEDULE A	Company Knowledge Parties

APPENDIXES

APPENDIX A	Illustrative Capitalization Table
Annex A-iii

This BUSINESS COMBINATION AGREEMENT is made and entered into as of March 31, 2021 (this “Agreement”), by and among Union Acquisition Corp. II, an exempted company incorporated under the laws of the Cayman Islands (“SPAC”), Crynssen Pharma Group Limited, a private limited liability company registered and incorporated under the laws of Malta and, particularly, the Companies Act Cap. 386 (“Companies Act Cap. 386”) with company registration number C 59671 and with its registered office at C1, Midland Micro Enterprise Park, Burmarrad Road, Naxxar NXR 6345, Malta (the “Company”), Procaps Group, S.A., a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg with its registered office at 9 rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and in the process of being registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) (“Holdco”), and OZLEM Limited, an exempted company incorporated under the laws of the Cayman Islands (“Merger Sub”). Each of SPAC, the Company, Holdco and Merger Sub shall individually be referred to herein as a “Party” and, collectively, the “Parties”.

WHEREAS, SPAC is a special purpose acquisition company incorporated under the laws of the Cayman Islands for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities;

WHEREAS, each of Holdco and Merger Sub is an entity newly formed for the purposes of the transactions proposed herein;

WHEREAS, Holdco is a direct wholly-owned subsidiary of the Company and Merger Sub is a direct wholly-owned subsidiary of Holdco;

WHEREAS, upon the terms and subject to the conditions of this Agreement and those certain individual Contribution and Exchange Agreements, each dated as of the date hereof (collectively, the “Exchange Agreements”), by and among Holdco, the Company and each of the Company Shareholders, and in accordance with the Luxembourg Law of 10 August 1915 on commercial companies (as amended from time to time, the “1915 Law”), and the Companies Act (As Revised) of the Cayman Islands (the “Cayman Islands Companies Act”), SPAC, Holdco, Merger Sub and the Company will enter into a business combination transaction pursuant to which, among other things, (a) Merger Sub will merge with and into SPAC, with SPAC surviving such merger and becoming a direct wholly-owned subsidiary of Holdco (the “Merger”) and, in the context of the Merger, all SPAC Ordinary Shares outstanding shall be exchanged with Holdco for the right to receive the Merger Consideration in the form of Holdco Ordinary Shares pursuant to a share capital increase of Holdco, as set forth in this Agreement, (b) immediately following the consummation of the Merger and pursuant to the Exchange Agreements, each of the Company Shareholders, effective on the Exchange Effective Time, will contribute its respective Company Ordinary Shares to Holdco in exchange for Holdco Ordinary Shares and, in the case of IFC, Holdco Ordinary Shares and Holdco Redeemable B Shares, to be subscribed for by each such Company Shareholder (such contributions and exchanges of Company Ordinary Shares for Holdco Shares, collectively, the “Exchange”) and Holdco will, simultaneously with the Exchange, redeem all Holdco Redeemable Shares held by the Company as a result of its incorporation, and (c) as a result of the Exchange, the Company will become a wholly-owned subsidiary of Holdco and the Company Shareholders will become holders of issued and outstanding Holdco Shares, in accordance with the Exchange Agreements;

WHEREAS, in connection with the Exchange and the Merger, the Parties desire for Holdco to register with the SEC to become a publicly traded company;

WHEREAS, each of the Company Shareholders and Board of Directors of the Company (the “Company Board”) have unanimously (a) determined that the Transactions are in the best interests of the Company and the Company Shareholders and (b) approved this Agreement, the Transaction Documents to which the Company is or will be a party, and the Transactions;

Annex A-1

WHEREAS, the Board of Directors of SPAC (the “SPAC Board”) has unanimously (a) determined that the Merger and the other Transactions are in the best interests of SPAC, (b) adopted a resolution approving this Agreement and declaring its advisability and approving the Merger and the other Transactions, and (c) recommended the approval and adoption of this Agreement, the Merger and the other Transactions by the shareholders of SPAC (the “SPAC Shareholders”);

WHEREAS, the sole director of Holdco (the “Holdco Board”) has determined that the Transactions are in the best interests of Holdco and has approved this Agreement, the Transaction Agreements to which Holdco is or will be a party, and the Transactions;

WHEREAS, the Board of Directors of Merger Sub (the “Merger Sub Board”) has (a) determined that this Agreement, the Merger and the other Transactions are in the best interests of Merger Sub, (b) adopted a resolution approving this Agreement and declaring its advisability and approving the Merger and the other Transactions, and (c) recommended the approval and adoption of this Agreement and the Merger by Holdco (as the sole shareholder of Merger Sub);

WHEREAS, SPAC, Union Group International Holdings Limited (“UGI”) and Union Acquisition Associates II, LLC (“UAA” and collectively with UGI, the “Sponsors”), Holdco, the Company, certain holders of SPAC Ordinary Shares and SPAC Warrants (the “SPAC Investors”), and certain Company Shareholders concurrently with the execution and delivery of this Agreement, are entering into that certain Transaction Support Agreement, dated as of the date hereof (the “Transaction Support Agreement”), pursuant to which (a) the Sponsors and the SPAC Investors party to the Transaction Support Agreement have agreed with SPAC, Holdco, the Company and certain Company Shareholders party to the Transaction Support Agreement, as applicable, to (i) waive certain rights, (ii) forfeit certain of their SPAC Warrants immediately prior to the Merger Effective Time, (iii) subject certain of their Holdco Ordinary Shares and Holdco Warrants, to be received in exchange for the equivalent number of SPAC Ordinary Shares and SPAC Warrants upon the consummation of the Merger, to certain restrictions to be implemented by depositing such Holdco Ordinary Shares and Holdco Warrants in an escrow account, as described thereunder, and (iv) take certain actions to support the Transactions;

WHEREAS, in connection with the Closing, Holdco, certain Company Shareholders and the Sponsors shall enter into a Nomination Agreement (the “Nomination Agreement”) substantially in the form attached hereto as Exhibit D;

WHEREAS, in connection with the Closing, SPAC, Holdco, Sponsors, SPAC Investors party thereto and the Company Shareholders shall enter into a Registration Rights and Lock-Up Agreement (the “Registration Rights and Lock-Up Agreement”) substantially in the form attached hereto as Exhibit A;

WHEREAS, contemporaneously with the execution of this Agreement, SPAC is entering into the Subscription Agreements with the PIPE Investors pursuant to which among other things, such PIPE Investors have agreed to subscribe for and SPAC has agreed to sell upon the terms and subject to the conditions of the Subscription Agreements dated as of the date hereof, an aggregate number of SPAC Ordinary Shares which shall become Holdco Ordinary Shares as a result of the Merger in exchange for an aggregate purchase price of $100,000,000 (the “PIPE Investment Amount”), at a price of $10.00 per each SPAC Ordinary Share (the “PIPE Investment”), immediately prior to the Closing Date;

WHEREAS, contemporaneously with the execution of this Agreement, Holdco is entering into a Share Redemption Agreement with the IFC, one of the current Company Shareholders, pursuant to which, among other things, Holdco shall redeem 6,000,000 Holdco Redeemable B Shares from IFC at a price of $10.00 per Holdco Redeemable B Share, immediately following the Closing (the “IFC Redemption Agreement”); and

WHEREAS, for United States federal income tax purposes, the Exchange and the Merger are intended to qualify as exchanges as described in Section 351 of the Code and the Treasury Regulations promulgated thereunder.

Annex A-2

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I
DEFINITIONS

Section 1.01 Certain Definitions. For purposes of this Agreement:

“Accounting Principles” means GAAP in case of SPAC, Special Purpose IFRS in case of the Company and Company Subsidiaries under the Audited Financial Statements and IFRS in case of the Company and Company Subsidiaries under the 2020 Balance Sheet, in each case, as in effect from time to time.

“affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Ancillary Agreements” means the Exchange Agreements, the Transaction Support Agreement, the Registration Rights and Lock-Up Agreement, the Nomination Agreement, the SPAC Warrant Amendment, the IFC Redemption Agreement and all other agreements, certificates and instruments executed and delivered by SPAC, Holdco, Merger Sub or the Company in connection with the Transactions and specifically contemplated by this Agreement.

“Anti-Corruption Laws” means (a) the UK Bribery Act 2010, (b) the U.S. Foreign Corrupt Practices Act 1977, as amended, (b) anti-bribery legislation promulgated by the European Union and implemented by its member states, (c) legislation adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and (d) other similar laws, regulations, rules and guidance (having the force of law) of any jurisdiction applicable to SPAC, Holdco, Merger Sub or the Company concerning or relating to bribery or corruption.

“Anti-Money Laundering Laws” means all laws, rules, regulations, and guidance (having the force of law) of any jurisdiction applicable to SPAC, Holdco, Merger Sub or the Company concerning terrorist financing or Money Laundering, including, without limitation, (a) the Money Laundering Control Act of 1986, (b) the USA PATRIOT Act, and (b) the Bank Secrecy Act.

“Average SPAC Share Price” means the average of the volume weighted averages of the trading prices of the SPAC Ordinary Shares on Nasdaq (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the Parties) on each of the ten (10) consecutive trading days ending on (and including) the trading day that is three (3) trading days prior to the date of the Merger Effective Time.

“Business Data” means all business information and data, including Personal Information (whether of employees, contractors, consultants, customers, consumers, or other persons and whether in electronic or any other form or medium) that is accessed, collected, used, processed, stored, shared, distributed, transferred, disclosed, destroyed, or disposed of by any of the Business Systems or otherwise in the course of the conduct of the business of the Company or any Company Subsidiaries.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings and on which banks are not required or authorized to close in the City of New York in the United States of America, the Cayman Islands, or Luxembourg in the Grand Duchy of Luxembourg; provided that banks shall not be deemed to be authorized or obligated to be closed due to a “shelter in place,” “non-essential employee” or similar closure of physical branch locations at the direction of any Governmental Authority if such banks’ electronic funds transfer systems (including for wire transfers) are open for use by customers on such day.

“Business Systems” means all Software, computer hardware (whether general or special purpose), electronic data processing, information, record keeping, communications, telecommunications, networks, interfaces, platforms, servers, peripherals, and computer systems, including any outsourced systems and processes, that are owned or used in the conduct of the business of the Company or any Company Subsidiaries.

Annex A-3

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Board Approval” means the Company Board resolutions approving and authorizing (a) this Agreement, the Transaction Documents to which the Company is or will be a party, and the Transactions, (b) the Exchange Issuance, and (c) the Holdco Redeemable A Shares Redemption.

“Company IP” means, collectively, all Company-Owned IP and Company-Licensed IP.

“Company-Licensed IP” means all Intellectual Property rights owned or purported to be owned by a third party and licensed to the Company or any Company Subsidiary or to which the Company or any Company Subsidiary otherwise has a right to use.

“Company Material Adverse Effect” means any Effects that, individually or in the aggregate with all other Effects, (a) is or would reasonably be expected to be materially adverse to the business, condition (financial or otherwise), assets, liabilities or operations of the Company and the Company Subsidiaries taken as a whole or (b) does or would prevent, materially delay or materially impede the performance by the Company of its obligations under this Agreement or the consummation of the Exchange, Merger or any of the other Transactions; provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether there has been or will be, a Company Material Adverse Effect: (i) any enactment of, change or proposed change in or change in the interpretation of any Law or Accounting Principles; (ii) Effects generally affecting the industries or geographic areas in which the Company or any of the Company Subsidiaries operate; (iii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (iv) acts of war (whether or not declared), sabotage, civil unrest, terrorism, curfews, riots, demonstrations or public disorders, or any escalation or worsening of any such acts of war, sabotage, civil unrest, terrorism, curfews, riots, demonstrations or public disorders, or changes in global, national, regional, state or local political or social conditions; (v) any hurricane, tornado, flood, earthquake, natural disaster, or other acts of God; (vi) Effects arising from or relating to epidemics, pandemics, or disease outbreaks, including COVID-19 or any COVID-19 Measures; (vii) any actions taken or not taken by the Company or any of the Company Subsidiaries as specifically required or permitted by this Agreement or any Ancillary Agreement, (viii) the announcement or execution, pendency, negotiation or consummation of the Merger, the Exchange or any of the other Transactions (including the impact thereof on relationships with customers, suppliers, employees or Governmental Authorities); (ix) any failure by the Company or any of the Company Subsidiaries to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (ix) shall not prevent a determination that any change, event, or occurrence underlying such failure has resulted in a Company Material Adverse Effect; (x) any pending or initiated Action against the Company, any of the Company Subsidiaries or any of their respective officers or directors, in each case, arising out of or relating to the execution of this Agreement, any Ancillary Agreements or any of the Transactions (other than any Action commenced by any Party to enforce its rights under this Agreement or any Ancillary Agreement to which it is a party); (xi) any action taken or not taken by SPAC; or (xii) any actions taken, or failures to take action, or such other changes or events, in each case, which SPAC has specifically requested or to which it has specifically consented or which actions are specifically contemplated by this Agreement or any Ancillary Agreement, in each case, except in the cases of clauses (i) through (vi), to the extent that the Company and the Company Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries or geographic areas in which the Company and the Company Subsidiaries operate.

“Company Ordinary Shares” means the Company’s ordinary shares, with a nominal value of $1.00 per share representing the entire share capital of the Company on a fully diluted basis.

“Company Organizational Documents” means the memorandum and articles of association of the Company, as amended, modified or supplemented from time to time, including as contemplated by Section 2.05(c).

“Company-Owned IP” means all Intellectual Property rights owned or purported to be owned by the Company or any of the Company Subsidiaries.

Annex A-4

“Company Requisite Approvals” means the Company Board Approval and the Company Shareholder Approval.

“Company Shareholders” means the holders of Company Ordinary Shares as of the date of this Agreement and representing all, and not part of, the holders of Company Ordinary Shares on a fully diluted basis.

“Company Shareholders’ Agreements” means the shareholders’ agreements, put option agreements, pledge agreements and similar agreements entered into by and among the Company and one or more of the Company Shareholders, other than agreements entered into on or about the date hereof by the Company and one or more of the Company Shareholders in connection with any of the Transactions, each of which will expire on or prior to the Closing Date in accordance with the Termination Agreements. For the avoidance of doubt, the IFC Side Letter Agreement is not a Company Shareholders’ Agreement.

“Company Shareholder Approval” means the resolutions of the Company Shareholders approving this Agreement, the Transaction Documents to which the Company is or will be a party, and the Transactions.

“Company Shareholders’ Agreements Liens” means the Liens under the Company Shareholders’ Agreements, each of which will expire on or prior to the Closing Date in accordance with the Termination Agreements.

“Company Transaction Expenses” means the reasonable and documented Transaction Expenses of the Company or any of its affiliates, including, without limitation, (a) Transaction Expenses incurred in the negotiation and preparation of this Agreement, the Ancillary Agreements and the other documents contemplated hereby and thereby and the performance and compliance with all agreements and conditions contained herein and therein, (b) Transaction Expenses incurred in preparing and obtaining the PCAOB Financials, (c) Transaction Expenses incurred in connection with obtaining the consent or approval of any person or Governmental Authority in connection with the Transactions, (d) Transaction Expenses incurred in connection with the Transactions (including the formation of Holdco, Merger Sub and the structuring, negotiation and documentation of the Exchange and Merger) and (e) Transaction Expenses incurred in connection with obtaining the D&O Tail Policy. For the avoidance of doubt, the Parties acknowledge and agree that the Company Transaction Expenses include the fees, expenses and disbursements of legal counsel, auditors and accountants, due diligence expenses, advisory and consulting fees and expenses, and other third-party fees.

“Competing Seller” means a person (including any financial investor or group of financial investors) actively engaged, directly or indirectly, in any one or more of the development, production, marketing, distribution and/or exploitation of any products and/or services, in each case other than the Company, the Company Shareholders and indirect equityholders or any Company Subsidiary.

“Competing SPAC Transaction” means any merger or business combination between SPAC, on the one hand, and a Competing Seller, on the other hand.

“Competing Transaction” means any (a) sale or transfer (except in the ordinary course of business consistent with past practices) of all or substantially all of the assets of the Company or any Company Subsidiary to any person or (b) merger or business combination between the Company or any Company Subsidiary, on the one hand, and any other person, on the other hand.

“Confidential Information” means any information, knowledge or data concerning the businesses and affairs of the Company, the Company Subsidiaries, or any Suppliers or customers of the Company or any Company Subsidiaries or SPAC or its subsidiaries (as applicable) that is not already generally available to the public, including any Intellectual Property rights.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“COVID-19” means the novel coronavirus known as SARS-CoV-2 or COVID-19, and any evolutions, mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

Annex A-5

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, delay, shut down (including the shutdown of air cargo routes), closure, sequester, safety or similar Law, directive, guideline or recommendation promulgated by any Governmental Authority, in each case with or in response to COVID-19.

“Dataroom” means that certain virtual dataroom named “Project Vital” and located on the Intralinks online-platform under https://services.intralinks.com/web/index.html?#/hub/exchanges.

“Deferred Fees” shall mean the amount of deferred fees held in the Trust Account in connection with SPAC’s initial public offering payable to the underwriters or other advisors upon consummation of a business combination.

“Disabling Devices” means undisclosed Software viruses, time bombs, logic bombs, trojan horses, trap doors, back doors, or other computer instructions, intentional devices or techniques that are designed to threaten, infect, assault, vandalize, defraud, disrupt, damage, disable, maliciously encumber, hack into, incapacitate, infiltrate or slow or shut down a computer system or any component of such computer system, including any such device affecting system security or compromising or disclosing user data in an unauthorized manner.

“Effects” means, collectively, events, circumstances, changes and effects.

“Employee” means any person employed by the Company or any Company Subsidiary.

“Environmental Laws” means any Law relating to: (a) Releases or threatened Releases of Hazardous Substances or materials containing Hazardous Substances; (b) the presence, manufacture, refining, production, generation, handling, transport, use, treatment, recycling, storage, importing, labeling, testing, disposal, cleanup or control of Hazardous Substances or materials containing Hazardous Substances; (c) pollution or protection of the environment or natural resources; or (d) public health and safety or, as it relates to the handling of or exposure to Hazardous Substances, worker/occupational health and safety.

“Exchange Effective Time” means the time on which the issuance of the new Holdco Ordinary Shares and Holdco Redeemable B Shares pursuant to the Holdco Delegate Resolutions is effective on the Closing Date, which shall be the effective time of the contribution and exchange of the Company Ordinary Shares held by the Company Shareholders and exchanged for Holdco Shares, as applicable and as contemplated under the Exchange Agreements, and which shall occur immediately following the Merger Effective Time.

“Exchange Ratio” means 33.444848, the ratio used for determining the number of aggregate Holdco Shares for which the aggregate Company Ordinary Shares shall be converted in accordance with Section 3.01(a)(i).

“Export Control Laws” means export control laws and regulations of any jurisdiction applicable to SPAC, Holdco, Merger Sub or the Company including the U.S. Export Administration Regulations, 15 C.F.R. §§ 730, et seq., as amended, and any other equivalent or comparable export control laws and regulations of other countries.

“Extension Amendment to the SPAC Articles” means an amendment to the SPAC Articles to extend the date by which the SPAC must consummate the Transactions from April 22, 2021 to October 22, 2021.

“GAAP” means generally accepted accounting principles as in effect in the United States from time to time.

“Governmental Authority” means any U.S. federal, state, county or local or non-U.S. government, governmental, national, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body.

“Hazardous Substance(s)” means: (a) any substance, material or waste which is regulated by, or for which liability or standards of conduct may be imposed under, any Environmental Law, including any substance, material or waste which is defined as a “hazardous substance,” “hazardous material,” “hazardous waste,” “solid waste,” “pollutant,” “contaminant,” “toxic substance,” “toxic waste” or other similar term or phrase under any Environmental Law; (b) petroleum and petroleum products, including crude oil and any fractions thereof; (c) natural gas, natural gas liquids, synthetic gas, and any mixtures thereof; (d) polychlorinated biphenyls, asbestos and asbestos-containing materials, urea formaldehyde, toxic mold, and radon; and (e) per- or polyfluoroalkyl substances.

Annex A-6

“Holdco Board Approval” means one or several Holdco Board resolutions with respect to the approval of the Transaction and the Transaction Documents to which Holdco is or will be a party, including, for the avoidance of doubt, (a) the approval by the Holdco Board of the issuance on the Closing Date (and conditional on Closing) by a delegate of (i) the Merger Consideration in the form of new Holdco Ordinary Shares and (ii) new Holdco Ordinary Shares and new Holdco Redeemable B Shares following the Merger, both under the authorized share capital of Holdco and pursuant to the Holdco Delegate Resolutions, (b) the approval of the redemption by the Holdco Board immediately after, and conditional upon, the Closing, by a delegate of all the Holdco Redeemable A Shares held by the Company in Holdco, and (c) the approval of the redemption by the Holdco Board immediately after, and conditional upon, the Closing, by a delegate of all the Holdco Redeemable B Shares held by the IFC after the consummation of the Exchange.

“Holdco Delegate Resolutions” means the resolutions taken on the Closing Date by the delegate appointed by the Holdco Board pursuant to the Holdco Board Approval in order to (a) issue on the Closing Date (i) the Merger Consideration in the form of new Holdco Ordinary Shares and (ii) new Holdco Ordinary Shares and new Holdco Redeemable B Shares following the Merger, both under the authorized share capital of Holdco, and (b) redeem the Holdco Redeemable A Shares on the Closing Date and the Holdco Redeemable B Shares immediately after the Closing.

“Holdco Ordinary Shares” means the ordinary shares of Holdco, each having a nominal value in US dollars of $0.01.

“Holdco Organizational Documents” means the Articles of Association of Holdco as amended, modified or supplemented from time to time, including as contemplated by Section 2.05(b).

“Holdco Redeemable A Shares” means the redeemable A shares of Holdco held by the Company, each having a nominal value in US dollars of $0.01.

“Holdco Redeemable B Shares” means the redeemable B shares of Holdco, each having a nominal value in US dollars of $0.01, to be issued to IFC upon consummation of the Exchange.

“Holdco Redeemable Shares” means the Holdco Redeemable A Shares and the Holdco Redeemable B Shares.

“Holdco Requisite Approvals” means the Holdco Board Approval, the Holdco Delegate Resolutions and the Holdco Shareholder Approval, as applicable.

“Holdco Shareholder Approval” means approval of the sole shareholder of Holdco, at an extraordinary general meeting of the sole shareholder of Holdco, to be held in front of a Luxembourg notary prior to the Closing Date to inter alia implement (i) a sufficiently large authorized share capital for the issuance of new Holdco Ordinary Shares in the context of the Merger and the issuance of new Holdco Ordinary Shares and Holdco Redeemable B Shares in the context of the Exchange and (ii) the A&R Holdco Organizational Documents as contemplated by Section 2.05(b).

“Holdco Shares” means, collectively, the Holdco Ordinary Shares and Holdco Redeemable Shares.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“IFC” means the International Finance Corporation, an international organization established by Articles of Agreement among its member countries.

“IFC Side Letter Agreement” means that certain Policy Agreement entered into by and between IFC and the Company on the date hereof and effective as of the Closing Date, which shall govern certain obligations of Holdco following the Closing.

“IFRS” means the International Financial Reporting Standards, as issued by the IFRS Foundation and the International Accounting Standards Board.

“Import Control Laws” means import control laws and regulations of any jurisdiction applicable to SPAC, Holdco, Merger Sub or the Company, including those administered by U.S. Customs and Border Protection and U.S. Immigration and Customs Enforcement (19 U.S.C. §§ 1-4454 and 19 C.F.R. §§ 1-199), and any other equivalent or comparable import control laws and regulations of other countries.

Annex A-7

“Intellectual Property” means: (a) patents, patent applications and patent disclosures, together with all reissues, continuations, continuations-in-part, divisionals, revisions, extensions or reexaminations thereof; (b) trademarks and service marks, trade dress, logos, trade names, corporate names, brands, slogans, and other source identifiers, and all applications, registrations, and renewals in connection therewith, together with all of the goodwill associated with the foregoing; (c) copyrights, and other works of authorship (whether or not copyrightable), and moral rights, and registrations and applications for registration, renewals and extensions thereof; (d) trade secrets and know-how (including ideas, formulas, compositions, inventions (whether or not patentable or reduced to practice)), customer and supplier lists, improvements, protocols, processes, methods and techniques, research and development information, industry analyses, algorithms, architectures, layouts, drawings, specifications, designs, plans, methodologies, proposals, industrial models, technical data, financial and accounting data (including pricing and cost information), and all other data, databases and database rights; (e) Internet domain names and social media accounts; (f) rights of privacy and publicity and all other intellectual property or proprietary rights of any kind or description recognized under applicable Laws; (g) copies and tangible embodiments of any of the foregoing, in whatever form or medium; and (h) all legal rights arising from items (a) through (f), including the right to prosecute and perfect such interests and rights to sue, oppose, cancel, interfere, and enjoin based upon such interests, including such rights based on past infringement, if any, in connection with any of the foregoing.

“knowledge” or “to the knowledge” of a person means in the case of the Company, the actual knowledge of the persons listed on Schedule A (each, a “Company Knowledge Party”) after reasonable inquiry, and in the case of SPAC, the actual knowledge of Juan Sartori, Kyle P. Bransfield and Daniel W. Fink, after reasonable inquiry.

“Law” means any federal, national, state, county, municipal, provincial, local, foreign or multinational, statute, constitution, common law, ordinance, code, decree, order, judgment, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Leased Real Property” means all real property leased, subleased, licensed or sublicensed by the Company or Company Subsidiaries as tenant, subtenant, licensee or sublicensee together with, to the extent leased, subleased, licensed, or sublicensed by the Company or Company Subsidiaries, all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of the Company or Company Subsidiaries relating to the foregoing.

“Lien” means any lien, security interest, mortgage, deeds of trust, pledge, adverse claim, usufruct, option, right of first refusal, right of first offer, charge, claim, equitable interest, easement, encroachment, lease or sublease, or restriction on the right to vote, sell, transfer or otherwise dispose of any capital stock, shares, or other voting securities, or similar encumbrance (other than those created under applicable securities Laws, and not including any license of Intellectual Property).

“Merger Sub Organizational Documents” means the memorandum and articles of association of Merger Sub, in each case, as amended, modified or supplemented from time to time.

“Misrepresentation” means an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

“Money Laundering” means the acquisition, possession, use, conversion, transfer or concealment of the true nature of property of any description, and legal documents or instruments evidencing title to, or interest in, such property, knowing that such property is an economic advantage from criminal offenses, for the purpose of (a) concealing or disguising the illicit origin of the property or (b) assisting any person who is involved in the commission of the criminal offense as a result of which such property is generated, to evade the legal consequences of such actions.

“Nasdaq” means the Nasdaq Capital Market, the Nasdaq Global Market or the Nasdaq Global Select Market, as may be applicable.

Annex A-8

“Open Source Software” means any Software that is licensed pursuant to: (a) any license that is a license now or in the future approved by the open source initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL); or (b) any license to Software that is considered “free” or “open source software” by the open source foundation or the free software foundation.

“Payment Spreadsheet” means a spreadsheet that shall be delivered by the Company to SPAC pursuant to Section 3.01(b) at least five (5) Business Days prior to the Closing (except as may otherwise be agreed in writing by the Company and SPAC), which shall set forth, (a) the initial allocation of the Exchange Consideration among the Company Shareholders, (b) the adjustment to the allocation of the Exchange Consideration described in (a) of this definition to account for the economic rights of certain Company Shareholders under the Company Shareholders’ Agreements, in accordance with the Exchange Agreements and Section 2.01 of the Company Disclosure Schedule, (c) any applicable share premium, and (d) the number of Holdco Shares, as applicable, issuable to each Company Shareholder in connection with the Exchange.

“PCAOB” means the Public Company Accounting Oversight Board and any division or subdivision thereof.

“Permitted Liens” means: (a) such imperfections of title, easements, encumbrances, Liens or restrictions that, individually or in the aggregate, do not materially affect, impair or interfere with the use, ownership, value and maintenance of, or the access to any property affected thereby or the conduct of the business of the Company and/or the Company Subsidiaries; (b) materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, landlord’s and other similar Liens arising or incurred in the ordinary course of business to the extent relating to amounts not yet due and payable, or deposits to obtain the release of such Liens; (c) any Liens for Taxes due and not yet payable, or being contested in good faith; (d) zoning, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Authorities; (e) any Liens not created by the Company that affect the underlying fee interest of any leased real property, including master leases or ground leases and any set of facts that an accurate up-to-date survey would show; (f) non-exclusive licenses, sublicenses or other rights to Intellectual Property owned by or licensed to the Company or the Company Subsidiaries granted to any licensee in the ordinary course of business; (g) any non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that individually or in the aggregate, do not materially affect, impair or interfere with the use, ownership, value and maintenance of or the access to any real property affected thereby or the conduct of the business of the Company and/or the Company Subsidiaries; (h) any Liens identified in the Audited Financial Statements or the 2020 Balance Sheet; or (i) any Liens on leases, subleases, easements, licenses, rights of use, rights to access and rights of way arising from the provisions of such agreements or benefiting or created by any superior estate, right or interest.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Personal Information” means (a) information related to an identified or identifiable individual (e.g., name, address telephone number, email address, financial account number, government-issued identifier), (b) any other data used or intended to be used or which reasonably allows one to identify, contact, or precisely locate an individual, including any internet protocol address or other persistent identifier, and (c) any other, similar information or data regulated by Privacy/Data Security Laws.

“PIPE” means any private placement or placements of SPAC Ordinary Shares which shall become Holdco Ordinary Shares in connection with the consummation of the Transactions.

“PIPE Investors” means persons that have entered into Subscription Agreements to purchase for cash SPAC Ordinary Shares which shall become Holdco Ordinary Shares in connection with the consummation of the Transactions pursuant to the PIPE Investment on or prior to the Closing Date.

Annex A-9

“Privacy/Data Security Laws” means all laws governing the receipt, collection, use, storage, processing, sharing, security, disclosure, or transfer of Personal Information or the security of Company’s Business Systems or Business Data.

“Products” mean any products or services, developed, manufactured, performed, licensed, sold, distributed or otherwise made available by or on behalf of the Company or any Company Subsidiary, from which the Company or any Company Subsidiary has derived previously, is currently deriving or is scheduled to derive revenue from the sale or provision thereof.

“Prospectus Regulation” means the Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC.

“Redemption Rights” means the redemption rights provided for in Articles 8 and 48 of the SPAC Articles.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, migrating, dumping, disposing, or other release into or through the environment, and any abandonment or discarding of barrels, containers, or other closed receptacles containing any Hazardous Substance.

“Restricted Person” means: (a) any individual or entity that is a citizen or resident of, located in, or organized under the laws of, or acting for or on behalf of, a Sanctioned Country; (b) the government of any Sanctioned Country; (c) any government that is the subject or target of restrictions under Sanctions Law; or (d) any individual or entity that is, and/or any entity that is owned or controlled directly or indirectly by, or acts for or on behalf of individuals or entities that are designated, on any of the following lists, as updated, substituted, or replaced from time to time:

(i) the United Nations Security Council’s “Consolidated United Nations Security Council Sanctions List”;

(ii) the lists of persons subject to Sanctions Laws, as administered by the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”) including, but not limited to, OFAC’s “Specially Designated Nationals and Blocked Persons List,” the “Foreign Sanctions Evaders,” and the “Sectoral Sanctions Identifications List”;

(iii) the U.S. Department of Commerce, Bureau of Industry and Security’s “Entity List,” “Denied Persons List,” or “Unverified List”;

(iv) the U.S. Department of State’s list of debarred parties and lists of individuals and entities that have been designated pursuant to sanctions and/or non-proliferation statutes that it administers and related executive orders;

(v) the European Union Commission’s “Consolidated list of persons, groups and entities subject to EU financial sanctions” or individuals or entities that are listed in any Annex to EU Council Regulation 833/2014 (as amended);

(vi) Her Majesty’s Treasury of United Kingdom’s “Consolidated List of Financial Sanctions Targets in the UK”; and

(vii) any additional list promulgated, designated, or enforced by a Sanctions Authority.

“Sanctionable Activity” means any condition or activity specifically identified under any Sanctions Laws that serves as a basis to designate any person described by such condition or engaged in such activity as a Restricted Person.

“Sanctioned Country” means at any time, a country or territory that is the target of comprehensive economic or trade sanctions under Sanctions Laws. As of the date of this Agreement, Sanctioned Countries include the Crimea Region, Cuba, Iran, North Korea, Syria and Venezuela.

Annex A-10

“Sanctions Authority” means (a) the United Nations Security Council; (b) the U.S. Department of the Treasury; (c) the U.S. Department of Commerce; (d) the U.S. Department of State; (e) the European Union Council and/or Commission (including any present or future member state of the European Union with jurisdiction over any Party); (f) Her Majesty’s Treasury of the United Kingdom; and (g) any other Governmental Authority with authority to enact Sanctions Laws in any country and/or territory with jurisdiction over any Party.

“Sanctions Laws” means all economic, trade or financial sanctions Laws enacted, adopted, administered, imposed, or enforced from time to time by any Sanctions Authority.

“Software” means all computer software (in object code or source code format), data and databases, and related documentation and materials.

“SPAC Articles” means the Amended and Restated Memorandum and Articles of Association of SPAC, as amended, modified or supplemented from time to time.

“SPAC Material Adverse Effect” means any Effects that, individually or in the aggregate with all other Effects, (a) is or would reasonably be expected to be materially adverse to the business, condition (financial or otherwise), assets, liabilities or operations of SPAC or (b) does or would prevent, materially delay or materially impede the performance by SPAC of its obligations under this Agreement or any of the Ancillary Agreements or the consummation of the Merger or any of the other Transactions; provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether there has been or will be, a SPAC Material Adverse Effect: (i) any enactment of, change or proposed change in or change in the interpretation of any Law or Accounting Principles; (ii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (iii) acts of war (whether or not declared), sabotage, civil unrest, terrorism, curfews, riots, demonstrations or public disorders, or any escalation or worsening of any such acts of war, sabotage, civil unrest, terrorism, curfews, riots, demonstrations or public disorders, or changes in global, national, regional, state or local political or social conditions; (iv) any hurricane, tornado, flood, earthquake, natural disaster, or other acts of God; (v) Effects arising from or relating to epidemics, pandemics, or disease outbreaks, including COVID-19 or any COVID-19 Measures; (vi) any actions taken or not taken by SPAC as specifically required or permitted by this Agreement or any Ancillary Agreement; (vii) the announcement or execution, pendency, negotiation or consummation of the Merger or any of the other Transactions (including the impact thereof on relationships with Governmental Authorities); (viii) any pending or initiated Action against SPAC or any of its officers or directors, in each case, arising out of or relating to the execution of this Agreement or the Transactions (other than any Action commenced by any Party hereto to enforce its rights under this Agreement or any Ancillary Agreement to which it is a party); (ix) any action taken or not taken by the Company or any of the Company Subsidiaries; or (x) any actions taken, or failures to take action, or such other changes or events, in each case, which the Company has specifically requested or to which it has specifically consented or which actions are specifically contemplated by this Agreement, in each case, except in the cases of clauses (i) through (v), to the extent that SPAC is disproportionately affected thereby as compared with other participants in the industries or geographic areas in which SPAC operates.

“SPAC Ordinary Shares” means SPAC’s ordinary shares, par value $0.0001 per share.

“SPAC Organizational Documents” means the SPAC Articles and the Trust Agreement, in each case as amended, modified or supplemented from time to time.

“SPAC Proposals” means proposals made to the SPAC Shareholders pursuant to the SPAC Organizational Documents and applicable Law to approve and adopt (a) this Agreement and the Transactions, including the Merger, (b) the Extension Amendment to the SPAC Articles, and (c) any other proposals the Parties deem in good faith are necessary or desirable to effect the Transactions.

Annex A-11

“SPAC Shareholder Approvals” means: (a) with respect to the Merger, a special resolution under Cayman Islands law, being the affirmative vote of a majority of at least two-thirds of the SPAC Shareholders who attend and vote at the SPAC Shareholders’ Meeting; and (b) with respect to any other Proposals proposed to the SPAC Shareholders, the requisite approval required under the SPAC Organizational Documents, the Cayman Islands Companies Act or other applicable law.

“SPAC Transaction Expenses” means the reasonable and documented Transaction Expenses of SPAC or any of its affiliates, including (a) any and all Transaction Expenses incurred in the negotiation and preparation of this Agreement, the Ancillary Agreements and the other documents contemplated hereby and thereby and the performance and compliance with all agreements and conditions contained herein and therein, (b) any and all Transaction Expenses incurred in the negotiation, preparation or consummation of the PIPE Investment, including advisory fees and placement fees and (c) the preparation, printing and mailing of the Proxy Statement/Prospectus and the Registration Statement. For the avoidance of doubt, the Parties acknowledge and agree that the SPAC Transaction Expenses (i) include the fees, expenses and disbursements of legal counsel, auditors and accountants, due diligence expenses, advisory and consulting fees and expenses, other third-party fees and any Deferred Fees, and (ii) do not include any expenses incurred by SPAC in its pursuit of potential acquisition or business targets other than the Company or that were not incurred by SPAC in connection with or in furtherance of the Transactions. For the avoidance of doubt, the Parties expressly acknowledge and agree that the fees and expenses set forth on Section 1.01 of the SPAC Disclosure Schedule shall constitute SPAC Transaction Expenses.

“SPAC Transaction Expenses Cap” means $16,500,000.

“SPAC Unit” means a unit comprising one SPAC Ordinary Share and one SPAC Warrant.

“SPAC Warrant Agreement” means that certain warrant agreement, dated as of October 18, 2019, by and between SPAC and the Trustee.

“SPAC Warrants” means warrants to purchase SPAC Ordinary Shares as contemplated under the SPAC Warrant Agreement, with each warrant exercisable for the number of SPAC Ordinary Shares stated in the applicable SPAC Warrant at an exercise price per SPAC Ordinary Share of $11.50.

“Special Purpose IFRS” means IFRS, except for those certain exceptions described in the auditors’ report and notes to the Audited Financial Statements.

“Subscription Agreements” means the contracts executed by the PIPE Investors on or before the date hereof in connection with the PIPE Investment.

“subsidiary” or “subsidiaries” of the Company, the Surviving Company, SPAC or any other person means an affiliate controlled by such person, directly or indirectly, through one or more intermediaries.

“Supplier” means any person that supplies inventory or other materials or personal property, components, or other goods or services that are utilized in or comprise the Products of the Company or any of the Company Subsidiaries.

“Tax” or “Taxes” means any and all federal, state, provincial, local and foreign income, profits, franchise, gross receipts, environmental, capital stock, shares, severances, stamp, payroll, sales, employment, unemployment, disability, use, real property, personal property, unclaimed property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, whenever and wherever imposed, administered, collected or assessed directly or indirectly against or attributable directly or primarily to a company or any other person, together with all interest, fines, costs, charges, surcharges, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

“Tax Return” means any returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns, as well as attachments thereto and amendments thereof) required to be supplied to a Tax authority relating to Taxes.

Annex A-12

“Termination Agreements” means those certain termination agreements entered into by the Company and one or more of the Company Shareholders and pursuant to which all the Company Shareholders’ Agreements and the Company Shareholders’ Agreements Liens will automatically expire on or prior to the Closing Date in accordance with the terms thereunder.

“Transaction Documents” means this Agreement, including all Schedules and Exhibits hereto, the Company Disclosure Schedule, the SPAC Disclosure Schedule, the Ancillary Agreements, and all other agreements, certificates and instruments executed and delivered by SPAC, Holdco, Merger Sub or the Company in connection with the Transactions and specifically contemplated by this Agreement.

“Transaction Expenses” means (a) all out-of-pocket fees, costs and expenses (including all fees, costs and expenses of outside counsel, accountants, investment bankers, experts and consultants to a Party and its affiliates and all fees, costs and expenses in connection with newly issued equity and/or debt financing in connection with the Transactions) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, review, negotiation, execution and performance of this Agreement and the other Transaction Documents and consummation of the Transactions, the Proxy Statement/Prospectus, the Registration Statement and the solicitation of the SPAC Shareholders and Company Shareholders and the preparation of any required filings or notices under applicable Antitrust Laws, if any,  and (b) the premiums, commissions and other fees paid or payable in connection with obtaining any directors’ and officers’ “tail” insurance policy.

“Transactions” means the transactions contemplated by the Transaction Documents, including the Exchange and the Merger.

“Transfer Tax” means any sales, use, value-added, business, goods and services, transfer (including any stamp duty or other similar Tax chargeable in respect of any instrument transferring property), documentary, conveyancing or similar Tax or expense or any recording fee, in each case that is imposed as a result of the Transactions, together with any penalty, interest and addition to any such item with respect to such item; provided, however, for the avoidance of doubt, the term Transfer Tax shall not include any income Tax or similar Tax imposed on any direct or indirect equity holder of SPAC, the Company, any Company Subsidiary or Holdco.

“Treasury Regulations” means the United States Treasury regulations issued pursuant to the Code.

“Worker” means any person who personally performs work for the Company but who is not in business on their own account or in a client/customer relationship.

Section 1.02 Further Definitions. The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
1915 Law	Recitals
2020 Balance Sheet	§ 4.07(b)
A&R Holdco Organizational Documents	§ 2.05(b)
Action	§ 4.09
Additional SEC Reports	§ 7.04(a)
Agreement	Preamble
Antitrust Laws	§ 8.12(a)
Audited Financial Statements	§ 4.07(a)
Blue Sky Laws	§ 4.05(b)
Cayman Islands Companies Act	Recitals
Certificates	§ 3.03(b)
Claims	§ 7.03
Closing	§ 2.03(b)
Closing Date	§ 2.03(b)
Companies Act Cap. 386	Recitals
Company	Preamble

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Defined Term	Location of Definition
Company Board	Recitals
Company Disclosure Schedule	Article IV
Company Permits	§ 4.06
Company Plan	§ 4.10(b)
Company Subsidiary	§ 4.01(a)
Confidentiality Agreement	§ 8.03(b)
Continuing Employees	§ 8.04(a)
D&O Indemnified Party	§ 8.05(a)
D&O Tail Policy	§ 8.05(b)
Data Security Requirements	§ 4.13(h)
Environmental Permits	§ 4.15
ERISA	§ 4.10(a)
ERISA Affiliate	§ 4.10(c)
Exchange	Recitals
Exchange Act	§ 4.23
Exchange Agent	§ 3.03(a)
Exchange Agreements	Recitals
Exchange Consideration	§ 3.02(a)(i)
Exchange Fund	§ 3.03(a)
Exchange Issuance	§ 2.02(b)(i)(A)
First Holdco Auditor Report	§ 9.01(d)
Holdco	Preamble
Holdco Board	Recitals
Holdco Redeemable A Shares Redemption	§ 2.02(b)(i)(D)
Holdco Redeemable B Shares Redemption	§ 2.02(b)(i)(E)
Holdco Warrant	§ 3.05
IFC Redemption Agreement	Recitals
Insurance Policies	§ 4.17(a)
Intended Tax Treatment	§ 2.07
IRS	§ 4.10(b)
Issued Share Capital	§ 4.03(a)
Lease	§ 4.12(a)
Lease Documents	§ 4.12(a)
Letter of Transmittal	§ 3.03(b)
Material Contracts	§ 4.16(a)
Merger	Recitals
Merger Consideration	§ 3.01(a)(i)
Merger Effective Time	§ 2.03(a)
Merger Issuance	§ 3.01(a)(i)
Merger Sub	Preamble
Merger Sub Board	Recitals
Merger Sub Ordinary Shares	§ 3.01(a)(iii)
Nomination Agreement	Recitals
Outside Date	§ 10.01(b)
Owned Real Property	§ 4.12(a)
Party	Preamble
PCAOB Financials	§ 8.13
PIPE Investment	Recitals
PIPE Investment Amount	Recitals
Plan of Merger	§ 2.03(a)

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Defined Term	Location of Definition
Plans	§ 4.10(a)
Post-Signing Returns	§ 8.09(c)(ii)(A)
Proxy Statement/Prospectus	§ 8.01(a)
Redemption	§ 8.01(a)
Registration Rights and Lock-Up Agreement	Recitals
Registration Statement	§ 8.01(a)
Remedies Exceptions	§ 4.04
Representatives	§ 8.03(a)
SEC	§ 5.07(a)
Second Holdco Auditor Report	§ 9.01(d)
Securities Act	§ 5.07(a)
SPAC	Preamble
SPAC Board	Preamble
SPAC Disclosure Schedule	Article V
SPAC Investors	Recitals
SPAC Material Contracts	§ 5.17(a)
SPAC SEC Reports	§ 5.07(a)
SPAC Shareholders	Recitals
SPAC Shareholders’ Meeting	§ 8.01(a)
SPAC Warrant Amendment	§ 3.05
Sponsors	Recitals
Surviving Company	§ 2.01
Tail Period	§ 8.05(b)
Terminating Company Breach	§ 10.01(e)
Terminating SPAC Breach	§ 10.01(f)
Transaction Support Agreement	Recitals
Trust Account	§ 5.12
Trust Agreement	§ 5.12
Trust Fund	§ 5.12
Trustee	§ 5.12
UAA	Recitals
UGI	Recitals

Section 1.03 Construction. Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or words of similar import refer to this Agreement as a whole, including the schedules and exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause contained in this Agreement, (iv) the terms “Article,” “Section,” “Schedule” and “Exhibit” refer to the specified Article, Section, Schedule or Exhibit of or to this Agreement, (v) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”, (vi) the word “or” shall be disjunctive but not exclusive, (vii) references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto, (viii) references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation, (ix) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”, (x) references to “dollar”, “dollars” or “$” shall be to the lawful currency of the United States, (xi) references to “COL$” shall be to the lawful currency of Colombia, and (xii) the word “shall” and the word “will” indicate a mandatory obligation.

(a) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent and no rule of strict construction shall be applied against any Party.

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(b) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(c) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under the applicable Accounting Principles.

(d) Whenever this Agreement states that documents or other information have been “made available to” or “provided to” SPAC (including words of similar import), such words shall mean that such documents or information referenced shall have been posted in the Dataroom, or otherwise provided in writing to SPAC and its Representatives, at least two (2) days prior to the date hereof.

ARTICLE II
MERGER; POST-MERGER

Section 2.01 The Merger.

Subject to the receipt of the Holdco Requisite Approvals on or before the Merger Effective Time, and upon the terms and conditions set forth in this Agreement, and in accordance with the Cayman Islands Companies Act, at the Merger Effective Time, Merger Sub shall be merged with and into SPAC. As a result of the Merger, the separate existence of Merger Sub shall cease and SPAC shall continue as the surviving company of the Merger (the “Surviving Company”). The consummation of the Merger shall be a condition precedent to the consummation of the Exchange.

Section 2.02 Pre-Merger Actions; Post-Merger Actions.

(a) Immediately prior to the consummation of the Merger, SPAC shall consummate the PIPE Investment, including the issuance of SPAC Ordinary Shares contemplated thereby.

(b)

(i) Upon the consummation of the Merger and commencing at the Exchange Effective Time, subject to the receipt of the Company Requisite Approvals, the Holdco Requisite Approvals and the delivery of the Second Holdco Auditor Report, and in accordance with the Holdco Delegate Resolutions;

(A) all the issued and outstanding Company Ordinary Shares held by the Company Shareholders shall be contributed in kind to Holdco, free and clear of all Liens (other than the Company Shareholders’ Agreements Liens that will expire on or prior to the Closing Date), and the Company Shareholders shall subscribe and be issued, in accordance with the Exchange Ratio, the aggregate number of Holdco Ordinary Shares and Holdco Redeemable B Shares (as applicable) set forth in Section 2.02 of the Company Disclosure Schedule (the issuance of the Holdco Ordinary Shares and Holdco Redeemable B Shares (as applicable) pursuant to this Section 2.02(b)(i)(A) being the “Exchange Issuance”); provided, however, that no fractional Holdco Ordinary Shares or fractional Holdco Redeemable B Shares shall be issued pursuant to the Exchange;

(B) the Exchange Issuance, including 10,464,612 Holdco Ordinary Shares that shall be subject to escrow in accordance with the Transaction Support Agreement, shall be allocated among the Company Shareholders in accordance with the terms of the Payment Spreadsheet and Exchange Agreements and as further described on Section 2.02 of the Company Disclosure Schedule;

(C) each Company Shareholder shall cease to be the holder of such Company Ordinary Shares and Holdco will be recorded as the registered holder of all the Company Ordinary Shares so exchanged and contributed in kind and will be the legal and beneficial owner thereof;

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(D) all the Holdco Redeemable A Shares held by the Company, constituting all the issued and outstanding Holdco Redeemable A Shares, shall be redeemed by Holdco at their nominal value of $0.01 per Holdco Redeemable A Share (the “Holdco Redeemable A Shares Redemption”) and held in treasury by Holdco and, upon consummation of the Holdco Redeemable A Shares Redemption, the Company will cease to be the registered shareholder of such Holdco Redeemable A Shares; and

(E) immediately following the Exchange Effective Time, 6,000,000 Holdco Redeemable B Shares held by IFC, constituting all the issued and outstanding Holdco Redeemable B Shares, shall be redeemed by Holdco at their subscription price of $10 per Holdco Redeemable B Share (the “Holdco Redeemable B Shares Redemption”) and held in treasury by Holdco. Upon consummation of the Holdco Redeemable B Shares Redemption, IFC will cease to be the registered shareholder of such Holdco Redeemable B Shares.

Section 2.03 Closing; Merger Effective Time.

(a) Two Business Days prior to the Closing Date (or any other date agreed in writing by SPAC and the Company), and in accordance with the terms and conditions of this Agreement, the Parties shall execute a plan of merger (the “Plan of Merger”) and file the Plan of Merger and other documents required under the Cayman Islands Companies Act to effect the Merger with the Registrar of Companies of the Cayman Islands, in such form as is required by, and executed in accordance with, the relevant provisions of the Cayman Islands Companies Act and mutually agreed by the Parties. The Plan of Merger shall specify that the Merger shall become effective on the date specified as such in a notice to the Registrar of Companies signed by a director of each of SPAC and Merger Sub in accordance with section 234 of the Cayman Islands Companies Act (the “Merger Effective Time”). Once executed and filed, neither Merger Sub nor SPAC shall take any action to terminate or amend the Plan of Merger pursuant to section 235 of the Cayman Islands Companies Act except if such termination or amendment is unanimously approved by the Parties.

(b) On the date of the Merger Effective Time and the Exchange Effective Time, a closing of the Transactions shall be effected remotely by the exchange of documents and signatures in PDF format by electronic mail. The Business Day on which the Merger Effective Time and the Exchange Effective Time occur shall be the “Closing Date” and the closing of the Transactions that occur on the Closing Date shall be referred to as the “Closing”.

Section 2.04 Effect of the Merger. At the Merger Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the Cayman Islands Companies Act and as set forth in this Agreement, including Article III. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Time, pursuant to the Merger, (a) all the property, rights, privileges, immunities, powers, franchises, licenses and authority of Merger Sub shall vest in SPAC as the Surviving Company, (b) all debts, liabilities, obligations, restrictions, disabilities and duties of Merger Sub shall vest in SPAC as the Surviving Company and (c) for purposes of the 1915 Law a contribution-in-kind of the SPAC Ordinary Shares shall be made to Holdco by the SPAC Shareholders through the Merger against issue of the Merger Consideration following a share capital increase realized by Holdco under the authorized share capital (pursuant to the Holdco Delegate Resolutions) by virtue of the foregoing.

Section 2.05 Articles; Organizational Documents.

(a) At the Merger Effective Time, the SPAC Articles, as in effect immediately prior to the Merger Effective Time (except as amended and restated at the Merger Effective Time to read like the memorandum and articles of association of Merger Sub), shall be the memorandum and articles of association of the Surviving Company, until thereafter amended as provided by applicable Law.

(b) Immediately prior to the consummation of the Merger and the Exchange, the general meeting of the sole shareholder of Holdco shall amend and restate the Holdco Organizational Documents such that the Holdco Organizational Documents are in the form set forth on Exhibit B (“A&R Holdco Organizational Documents”), which A&R Holdco Organizational Documents shall remain in effect and shall otherwise not be amended, restated, modified or waived, in whole or in part, through the Merger Effective Time and thereafter shall be the organizational documents of Holdco until amended as provided by applicable Law.

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(c) Immediately following the consummation of the Exchange, Holdco shall cause the Company to take such actions and make such filings as are necessary under the Companies Act Cap. 386 to amend and restate the Company Organizational Documents such that the Company Organizational Documents are in the form agreed to by the Parties and provide that (i) the Company Board has the right to decide only daily operational matters, and (ii) the consent of Holdco, in its capacity as the sole shareholder of the Company, is required for significant corporate actions by the Company. The Company Organizational Documents shall remain in effect and shall otherwise not be amended, restated, modified or waived, in whole or in part, through the Merger Effective Time and thereafter shall be the organizational documents of the Company until amended as provided by applicable Law.

Section 2.06 Directors and Officers.

(a) The Parties shall cause the directors of the Company Board and the initial officers of the Company immediately following the Exchange Effective Time to be comprised of individuals to be mutually agreed upon by the Parties, each to hold office in accordance with the Company Organizational Documents.

(b) At the Merger Effective Time, the Holdco Board shall be comprised of at least seven (7) directors. The Parties shall cause (including by obtaining the Holdco Requisite Approvals) the directors of the Holdco Board and the initial officers of Holdco as of immediately following the Merger Effective Time to be comprised of the individuals set forth on Exhibit C, each to hold office in accordance with the A&R Holdco Organizational Documents.

(c) The Parties shall cause the initial directors of the Surviving Company and the officers of Surviving Company as of immediately following the Merger Effective Time to be comprised of individuals to be mutually agreed upon by the Parties, each to hold office in accordance with the amended and restated memorandum and articles of association of the Surviving Company.

Section 2.07 Tax Treatment of the Exchange and the Merger. The Parties agree that for U.S. federal income tax purposes (and, to the extent applicable, for state and local tax purposes), the Merger and the Exchange Agreement are intended to (a) be undertaken as part of a prearranged, integrated plan and (b) qualify as exchanges described in Section 351 of the Code and the Treasury Regulations promulgated thereunder (and as to the Exchange and the election made pursuant to Section 8.09(c)(iv) of this Agreement, a reorganization under Code Section 368(a)(1)(D)); and (c) completed in consecutive order such that the Merger is completed before the Exchange Effective Time (the “Intended Tax Treatment”).

Section 2.08 Withholding. Notwithstanding anything in this Agreement to the contrary, (a) Holdco shall be entitled to deduct and withhold from the Holdco Shares issued as consideration in the Exchange, from the Merger Consideration issued in the Merger, and from any other consideration it issues in connection with this Agreement, such amounts as it is required to deduct and withhold with respect to the issuance of such consideration under the Code or any applicable provision of state, local or foreign Tax law, and (b) any other Party making payments pursuant to this Agreement and the Transactions shall be entitled to deduct and withhold from such payments such amounts as it is required to deduct and withhold pursuant to any applicable provision of U.S. federal, state, local or foreign Tax law; provided that in each case of clause (a) and (b), the Parties shall cooperate and use reasonable best efforts to reduce, minimize or eliminate any applicable withholding to the extent reasonably permitted under applicable Tax law. Without limiting the foregoing, Holdco may give effect to withholding hereunder by withholding any consideration issued in the form of Holdco Shares or other consideration issued in kind, and then selling such portion of Holdco Shares or other consideration issued in kind as it may determine and using the proceeds thereof to satisfy applicable withholding obligations and remitting such proceeds to applicable taxing authorities. To the extent that amounts are deducted or withheld under this Section 2.08, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been issued or paid to the person in respect of which such deduction and withholding was made, and Holdco or any other person deducting or withholding amounts hereunder shall disburse such deducted or withheld amounts to the applicable taxing authorities in accordance with applicable Laws.

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ARTICLE III
EXCHANGE

Section 3.01 Conversion of Securities.

(a) At the Merger Effective Time, by virtue of the Merger and the Holdco Requisite Approvals, subject to the First Holdco Auditor Report, and without any further action on the part of SPAC, Merger Sub, Holdco or the Company or the holders thereunder:

(i) each SPAC Ordinary Share issued and outstanding immediately prior to the Merger Effective Time shall automatically be exchanged with Holdco (which exchange, for purposes of the 1915 Law, shall include, for the avoidance of doubt, a contribution-in-kind of each such SPAC Ordinary Shares from the holders of SPAC Ordinary Shares to Holdco), against the issue by Holdco (such issuance, the “Merger Issuance”), following a share capital increase realized by Holdco under the authorized share capital (pursuant to the Holdco Delegate Resolutions) and subscribed by the contributing holders of SPAC Ordinary Shares by virtue of the Merger and in accordance with the 1915 Law and the Cayman Islands Companies Act, of one validly issued and fully paid Holdco Ordinary Share (the “Merger Consideration”), delivered by Holdco in accordance with its obligations set forth in Section 3.03;

(ii) upon the Merger Issuance, all SPAC Ordinary Shares shall cease to be outstanding, shall be cancelled and shall cease to exist and (A) each certificate formerly representing each of the SPAC Ordinary Shares and (B) each book-entry account formerly representing each of the uncertificated SPAC Ordinary Shares shall thereafter, in case of both (A) and (B), only represent the Merger Consideration and the right, if any, to receive pursuant to Section 3.03(h) cash in lieu of fractional shares into which such SPAC Ordinary Shares have been exchanged (and contributed-in-kind) pursuant to this Section 3.01 and any distribution or dividend pursuant to Section 3.03(c); and

(iii) each ordinary share, par value $0.0001 per share, of Merger Sub (the “Merger Sub Ordinary Shares”) issued and outstanding immediately prior to the Merger Effective Time shall be converted into and exchanged for one (1) validly issued, fully paid and nonassessable ordinary share, par value $0.0001 per share, of the Surviving Company.

Section 3.02 Exchange Consideration.

(a) As set forth in the Exchange Agreements:

(i) The valuation of the Company Ordinary Shares contributed to Holdco by the Company Shareholders against new Holdco Shares, as applicable, pursuant to the Exchange shall be deemed to be, as of the Exchange Effective Time, the sum of (A) $971,286,889 and (B) the amount, if any, by which the SPAC Transaction Expenses exceed the SPAC Transaction Expenses Cap (the sum of (A) and (B), collectively, the “Exchange Consideration”). Appendix A sets forth an illustrative calculation of the capitalization of Holdco immediately following the consummation of the Transactions (assuming no Redemptions by the holders of SPAC Ordinary Shares and excluding any Holdco Warrants).

(ii) The Exchange Consideration subscribed for by the Company Shareholders shall be paid in Holdco Ordinary Shares that shall be valued at $10.00 per Holdco Ordinary Share and, in the case of IFC, also in Holdco Redeemable B Shares that shall be valued at $10.00 per Holdco Redeemable B Share. The Holdco Shares making up the Exchange Consideration shall be allocated among the Company Shareholders pursuant to Section 2.02 of the Company Disclosure Schedule and the Payment Spreadsheet.

(b) At least seven (7) Business Days prior to the Closing (except as may otherwise be agreed in writing by the Company and SPAC), SPAC shall cause the Chief Operating Officer of SPAC, solely in his capacity as such, to deliver to the Company a certificate certifying SPAC’s good faith estimate of the SPAC Transaction Expenses, including reasonable supporting materials for the amount of each item included in SPAC Transaction Expenses. At least five (5) Business Days prior to the Closing Date (except as may otherwise be agreed in writing by the Company and SPAC), the Company shall cause the Chief Financial Officer of the Company, solely in his or her

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capacity as such, to deliver to SPAC a certificate certified by such Chief Financial Officer (solely in his or her capacity as such) setting forth: (i) the Company’s good faith estimate of the Company Transaction Expenses, including reasonable supporting materials for the amount of each item included in Company Transaction Expenses and (ii) the Payment Spreadsheet.

Section 3.03 Exchange of Certificates.

(a) Exchange Agent. On the Closing Date (and after the Merger Effective Time and the consummation of the transactions contemplated by Section 3.01(a)(i), Section 3.01(a)(ii) and Section 3.01(a)(iii)), Holdco shall deposit with a bank or trust company that shall be designated by SPAC and is reasonably satisfactory to the Company (the “Exchange Agent”), for the benefit of the holders of SPAC Ordinary Shares, for exchange in accordance with this Article III, the number of Holdco Ordinary Shares (in uncertificated form or book-entry form) sufficient to deliver the Merger Consideration consisting of the Holdco Ordinary Shares to be issued to the holders of SPAC Ordinary Shares in the Merger pursuant to this Agreement. In addition, Holdco shall deposit, or cause to be deposited, with the Exchange Agent, as necessary from time to time after the Merger Effective Time, (i) any dividends or other distributions payable pursuant to Section 3.03(c) with respect to the Holdco Ordinary Shares issued pursuant to the Merger for any SPAC Ordinary Shares with a record and payment date after the Merger Effective Time and prior to the surrender of such shares and (ii) cash in lieu of any fractional shares payable pursuant to Section 3.03(h) (all such Holdco Ordinary Shares and cash, together with the amount of any dividends or distributions contemplated pursuant to Section 3.03(c), being hereinafter referred to, collectively, as the “Exchange Fund”). Holdco shall cause the Exchange Agent pursuant to irrevocable instructions, to deliver the Merger Consideration out of the Exchange Fund in accordance with this Agreement. Except as contemplated by this Section 3.03 hereof, the Exchange Fund shall not be used for any other purpose. The Exchange Agent shall invest the cash portion of the Exchange Fund as directed by Holdco; provided that such investments shall be in obligations, funds or accounts typical for (including having liquidity typical for) transactions of this nature. To the extent that there are losses or any diminution of value with respect to such investments, or the Exchange Fund diminishes for any other reason below the level required to make prompt cash payment of any dividends or other distributions payable pursuant to Section 3.03(c) and any cash in lieu of any fractional shares payable pursuant to Section 3.03(h), Holdco shall promptly replace or restore the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such cash payments. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under this Section 3.03(a) shall be promptly returned to Holdco.

(b) Exchange Procedures. As promptly as practicable after the Merger Effective Time, Holdco shall use its reasonable best efforts to cause the Exchange Agent to mail to each holder of record of SPAC Ordinary Shares entitled to receive the Merger Consideration pursuant to Section 3.01 a letter of transmittal, which shall be in a form reasonably acceptable to SPAC and the Company (the “Letter of Transmittal”) and shall specify (i) that delivery shall be effected, and risk of loss and title to the certificates evidencing such SPAC Ordinary Shares (collectively, the “Certificates”) shall pass, only upon proper delivery of the Certificates to the Exchange Agent; and instructions for use in effecting the surrender of the Certificates pursuant to the Letter of Transmittal. Within five (5) Business Days after the surrender to the Exchange Agent of all Certificates held by such holder for cancellation, together with a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto and such other documents as may be required pursuant to such instructions, the holder of such Certificates shall be entitled to receive in exchange therefor, and Holdco shall cause the Exchange Agent to deliver (i) the Merger Consideration and (ii) an amount in immediately available funds (or, if no wire transfer instructions are provided, a check) equal to (A) any cash in lieu of fractional shares pursuant to Section 3.03(h) plus (B) any unpaid non-stock dividends and any other dividends or other distributions that such holder has the right to receive pursuant to Section 3.03(c) in accordance with the provisions of this Section 3.03, and the Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. Until surrendered as contemplated by this Section 3.03, each Certificate entitled to receive a portion of the Merger Consideration in accordance with Section 3.01 shall be deemed at all times after the Merger Effective Time, as the case may be, to represent only the right to receive upon such surrender the Merger Consideration that such holder is entitled to receive in accordance with the provisions of Section 3.01.

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(c) Distributions with Respect to Unexchanged SPAC Ordinary Shares. No dividends or other distributions declared or made after the Merger Effective Time with respect to the SPAC Ordinary Shares with a record date after the Merger Effective Time shall be paid to the holder of any unsurrendered Certificate (if any) with respect to the SPAC Ordinary Shares represented thereby until the holder of such Certificate (if any) shall surrender such Certificate (if any) in accordance with this Section 3.03. Subject to the effect of escheat, tax or other applicable Laws, following surrender of any such Certificate (if any), SPAC shall pay or cause to be paid to the holder of the certificates (if any) representing SPAC Ordinary Shares issued in exchange therefor, without interest, (i) promptly, but in any event within five (5) Business Days of such surrender, the amount of dividends or other distributions with a record date after the Merger Effective Time and theretofore paid with respect to such SPAC Ordinary Shares, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Merger Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such SPAC Ordinary Shares.

(d) Merger Consideration as Payment in Full. The Merger Consideration payable upon conversion of the SPAC Ordinary Shares in accordance with the terms of this Section 3.03 shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such SPAC Ordinary Shares.

(e) Adjustments to Merger Consideration. The Merger Consideration shall be adjusted to reflect appropriately the effect of any stock split or share sub-division, reverse stock split or share consolidation, stock dividend or share capitalization, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to SPAC Ordinary Shares occurring on or after the date hereof and prior to the Merger Effective Time.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of SPAC Ordinary Shares with respect to the Merger Consideration for one year after the Merger Effective Time shall be delivered to Holdco, and any holders of SPAC Ordinary Shares who have not theretofore complied with this Section 3.03 shall thereafter look only to Holdco for the Merger Consideration. Any portion of the Exchange Fund with respect to the Merger Consideration remaining unclaimed by holders of SPAC Ordinary Shares, as may be applicable, as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable Law, become the property of Holdco free and clear of any claims or interest of any person previously entitled thereto.

(g) No Liability. None of the Exchange Agent, SPAC, Holdco, Company, the Surviving Company or any of their respective affiliates shall be liable to any holder of SPAC Ordinary Shares for any such SPAC Ordinary Shares (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law in accordance with this Section 3.03.

(h) Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional shares of Holdco Ordinary Shares will be issued, and any holder of SPAC Ordinary Shares entitled to receive a fractional share of Holdco Ordinary Shares but for this Section 3.03(h) shall be entitled to receive a cash payment in lieu thereof, which payment shall be calculated by the Exchange Agent and shall represent such holder’s proportionate interest in a share of Holdco Ordinary Shares based on the Average SPAC Share Price.

(i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact or an appropriate indemnity for lost share certificate by the person claiming such Certificate to be lost, stolen or destroyed, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration, as the case may be, that such holder is otherwise entitled to receive pursuant to, and in accordance with, the provisions of Section 3.01.

Section 3.04 Stock Transfer Books. At the Merger Effective Time, following the recordation of the Transactions in the share records of Holdco, the register of members of SPAC shall be closed and there shall be no further registration of transfers of SPAC Ordinary Shares thereafter on the records and registers of SPAC. From and after the Merger Effective Time, the holders of Certificates (if any) representing SPAC Ordinary Shares outstanding immediately prior to the Merger Effective Time shall cease to have any rights with respect to such SPAC Ordinary Shares, except as

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otherwise provided in this Agreement or by applicable Law. On or after the Merger Effective Time, any Certificates (if any) presented to the Exchange Agent or Holdco for any reason shall be converted into the Merger Consideration in accordance with the provisions of Section 3.01.

Section 3.05 SPAC Warrants. At the Merger Effective Time, each SPAC Warrant that is outstanding immediately prior to the Merger Effective Time shall, pursuant to the SPAC Warrant Agreement, cease to represent a right to acquire one (1) SPAC Ordinary Shares and shall be converted in accordance with the terms of such SPAC Warrant Agreement, at the Merger Effective Time, into a right to acquire one Holdco Ordinary Share (a “Holdco Warrant” and collectively, the “Holdco Warrants”) on substantially the same terms as were in effect immediately prior to the Merger Effective Time under the terms of the SPAC Warrant Agreement. SPAC shall take all lawful action to effect the aforesaid provisions of this Section 3.05, including causing the SPAC Warrant Agreement to be amended or amended and restated to the extent necessary to give effect to this Section 3.05, including adding Holdco as a party thereto, such amendment to be in substantially the form attached hereto as Exhibit E (the “SPAC Warrant Amendment”).

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company’s disclosure schedule (it being understood and agreed that information disclosed in any section of the Company Disclosure Schedule shall be deemed to be disclosed with respect to any other section of the Company Disclosure Schedule to which such disclosure would reasonably pertain or if its relevance to such other section is reasonably apparent on the face of such disclosure) delivered by Company in connection with this Agreement (the “Company Disclosure Schedule”), the Company hereby represents and warrants to SPAC, Holdco and Merger Sub as follows:

Section 4.01 Organization and Qualification; Subsidiaries.

(a) The Company and each subsidiary of the Company (each, a “Company Subsidiary”) is a corporation or other organization duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization (insofar as such concept exists in such jurisdiction), except for Holdco and Merger Sub, and has the requisite corporate or other organizational power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except for Holdco and Merger Sub. Except as set forth on Section 4.01(a) of the Company Disclosure Schedule, the Company and each Company Subsidiary, except for Holdco and Merger Sub, (i) has all necessary governmental approvals to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, (ii) is duly qualified or licensed as a foreign corporation or other organization to do business where the character of the properties or assets owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary pursuant to applicable Law, and (iii) is in good standing, in each jurisdiction (insofar as such concept exists in such jurisdiction) where the character of the properties or assets owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to have such governmental approval or be so qualified or licensed or in good standing would not have a Company Material Adverse Effect.

(b) A true and complete list of all the Company Subsidiaries, together with the jurisdiction of organization or incorporation of each Company Subsidiary and the percentage of the outstanding capital stock of each Company Subsidiary owned by the Company and each other Company Subsidiary, in each case, as of the date hereof, is set forth in Section 4.01(b) of the Company Disclosure Schedule. Except with respect to the Company Subsidiaries, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any other corporation, partnership, joint venture or business association or other entity.

Section 4.02 Organizational Documents. The Company has prior to the date of this Agreement made available to SPAC a complete and correct copy of the memorandums of association, articles of association, certificates of incorporation, certificates of formation, by-laws, operating agreements and equivalent organizational documents, as applicable, each as amended to date, of the Company and each Company Subsidiary, except for Holdco and Merger Sub. Such memorandums of association, articles of association, certificates of incorporation, certificates of

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formation, by-laws, operating agreements, registration statements and equivalent organizational documents are in full force and effect. The Company and each Company Subsidiary, except for Holdco and Merger Sub, is in all material respects in compliance with all the provisions of their respective memorandum of association, articles of association, certificates of incorporation, certificates of formation, by-laws, operating agreements, registration statements or equivalent organizational documents.

Section 4.03 Capitalization.

(a) As of the date hereof, the Company has an issued share capital of $2,904,145, divided into 2,904,145 shares of $1.00 per share, each fully paid-up (the “Issued Share Capital”). The authorized share capital of the Company, including its Issued Share Capital, consists of $2,925,661, divided into 2,925,661 shares of $1.00 per share. Other than pursuant to the Transaction Documents, Company Shareholders’ Agreements, respective organizational documents of the Company and Company Subsidiaries, and applicable Law, there are no other options, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any Company Subsidiary (excluding Holdco and Merger Sub) or obligating the Company or any Company Subsidiary (excluding Holdco and Merger Sub) to issue or sell any shares of capital stock of, or other equity interests in, the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary (excluding Holdco and Merger Sub) is a party to, or otherwise bound by, and neither the Company nor any Company Subsidiary (excluding Holdco and Merger Sub) has granted, any equity appreciation rights, participations, phantom equity or similar rights, other than the Company Shareholders’ Agreements Liens that will expire on or prior to the Closing Date. Other than pursuant to the Transaction Documents and the Company Shareholders’ Agreements that will expire on or prior to the Closing Date, there are no voting trusts, voting agreements, proxies, shareholder agreements or other similar agreements with respect to the voting or transfer of the Company Ordinary Shares or any of the equity interests or other securities of the Company or any of the Company Subsidiaries (excluding Holdco and Merger Sub). The Company does not own any equity interests in any person, other than the Company Subsidiaries.

(b) Other than pursuant to the Company Organizational Documents, the respective organizational documents of the Company Subsidiaries, the Company Shareholders’ Agreements or the Transaction Documents, there are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Company Ordinary Shares or any capital stock of any Company Subsidiary (excluding Holdco and Merger Sub) or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any person other than a Company Subsidiary (excluding Holdco and Merger Sub).

(c) Each outstanding share of capital stock of each Company Subsidiary (excluding Holdco and Merger Sub) is duly authorized, validly issued, fully paid and nonassessable (insofar as such concept exists in such jurisdiction), and, except as set forth in Section 4.03(c) of the Company Disclosure Schedule, each such share is owned by the Company or another Company Subsidiary free and clear of all Liens, other than transfer restrictions under applicable Laws and their respective organizational documents.

(d) The Company Shareholders collectively own directly and beneficially and of record, all the equity of the Company (which are represented by the issued Company Ordinary Shares). Except as set forth in Section 4.03(d) of the Company Disclosure Schedule and Company Shareholders’ Agreements Liens that will expire on or prior to the Closing Date, and except for the shares of the Company held by the Company Shareholders, no shares or other equity or voting interest of the Company, or options, warrants or other rights to acquire any such shares or other equity or voting interest, of the Company is authorized or issued.

(e) All issued Company Ordinary Shares and all issued shares of capital stock or other equity securities (as applicable) of each Company Subsidiary (excluding Holdco and Merger Sub) have been issued and granted in compliance with (i) applicable securities Laws and other applicable Laws and (ii) any preemptive rights and other similar requirements set forth in applicable contracts to which the Company or any Company Subsidiary is a party.

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Section 4.04 Authority Relative to this Agreement. The Company has all necessary power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery by the Company of this Agreement and the Ancillary Agreements to which it is a party and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement, each such Ancillary Agreement or to consummate the Transactions (other than the approval of the Exchange, the filing and recordation of appropriate documents as required by Cayman Islands Companies Act, the 1915 Law or the Companies Act Cap. 386, as the case may be, and approval of the amended and restated Company Organizational Documents by Holdco as the sole shareholder of the Company following the Exchange as contemplated by Section 2.05(c)). This Agreement and each such Ancillary Agreement have been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by SPAC, Holdco and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting enforcement of creditors’ rights generally, by general equitable principles (the “Remedies Exceptions”). To the knowledge of the Company, no state, provincial, federal, domestic or foreign takeover statute is applicable to the Transactions, except as otherwise contemplated herein.

Section 4.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery by the Company of this Agreement and each Ancillary Agreement to which it is a party does not, and subject to receipt of the filing and recordation of documents in connection with the Merger and the Exchange, as required by the Cayman Islands Companies Act, the 1915 Law or the Companies Act Cap. 386, and of the consents, approvals, authorizations or permits, filings and notifications contemplated by Section 4.05(a) of the Company Disclosure Schedule, the performance of this Agreement and each such Ancillary Agreement by the Company will not (i) conflict with or violate the memorandum of association, articles of association, registration statement, certificate of incorporation or by-laws or any equivalent organizational documents of the Company or any Company Subsidiary (excluding Holdco and Merger Sub), (ii) conflict with or violate any Law applicable to the Company or any Company Subsidiary (excluding Holdco and Merger Sub) or by which any property or asset of the Company or any Company Subsidiary (excluding Holdco and Merger Sub) is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any property or asset of the Company or any Company Subsidiary (excluding Holdco and Merger Sub) pursuant to, any Material Contract, except with respect to clauses (a)(ii) and (a)(iii) for any such conflicts, violations, breaches, defaults or other occurrences which would not have a Company Material Adverse Effect.

(b) The execution and delivery by the Company of this Agreement and each Ancillary Agreement to which it is a party does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, a Governmental Authority, other than as contemplated by Section 4.05(b) of the Company Disclosure Schedule, and except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, state securities or “blue sky” laws (“Blue Sky Laws”) and state takeover Laws, rules and regulations of Nasdaq, the notification requirements of applicable Antitrust Laws, if any, and filing and recordation of appropriate documents in connection with the Merger and the Exchange or other documents as required by the Cayman Islands Companies Act, the 1915 Law or the Companies Act Cap. 386, and (ii) as and where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent the Company from performing its material obligations under this Agreement and each such Ancillary Agreement.

Section 4.06 Permits; Compliance. Except as set forth in Section 4.06 of the Company Disclosure Schedule, each of the Company and the Company Subsidiaries (excluding Holdco and Merger Sub) is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for each of the Company or the Company Subsidiaries to own, lease and

Annex A-24

operate its properties or to carry on its business as it is now being conducted (including, without limitation, as applicable, all such permits, licenses, approvals, consents and other authorizations required by the Food and Drug Administration or any other federal, state, local or foreign agencies or bodies engaged in the regulation of clinical or preclinical studies, pharmaceuticals, biologics, biohazardous substances or activities related to the business now operated by the Company and its Subsidiaries) (the “Company Permits”), except where the failure to have such Company Permits would not reasonably be expected to have a Company Material Adverse Effect. No suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened in writing. Except as set forth in Section 4.06 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary (excluding Holdco and Merger Sub) is in conflict with, or in default, breach or violation of, (a) any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (b) any Company Permit, except for any such conflicts, violations, breaches, defaults or other occurrences which would not have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary (excluding Holdco and Merger Sub) has received during the three (3) years preceding the date of this Agreement any written notices from any Governmental Authority alleging violation of any applicable Laws, except for any violations which would not, individually or in the aggregate, result in a Company Material Adverse Effect.

Section 4.07 Financial Statements.

(a) The Company has made available to SPAC true and complete copies of the audited consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2018 and December 31, 2019, and the related audited consolidated statements of operations and cash flows of the Company and the Company Subsidiaries for each of the years then ended (collectively, the “Audited Financial Statements”), which are attached as Section 4.07(a) of the Company Disclosure Schedule. Each of the Audited Financial Statements (including the notes thereto) (i) was prepared in accordance with Special Purpose IFRS applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and (ii) fairly presents, in all material respects, the financial position, results of operations and cash flows of the Company and the Company Subsidiaries as of the date thereof and for the period indicated therein, except as otherwise noted therein.

(b) The Company has made available to SPAC a true and complete copy of the consolidated unaudited balance sheet of the Company and the Company Subsidiaries as of December 31, 2020 (the “2020 Balance Sheet”), and the related unaudited consolidated statements of operations and cash flows of the Company and the Company Subsidiaries for the 12-month period then ended, which are attached as Section 4.07(b) of the Company Disclosure Schedule. Such unaudited financial statements were prepared in accordance with IFRS applied on a consistent basis throughout the periods indicated (except for the omission of footnotes and subject to year-end adjustments) and fairly present, in all material respects, the financial position, results of operations and cash flows of the Company and the Company Subsidiaries as of the date thereof and for the period indicated therein, except as otherwise noted therein and subject to normal and recurring year-end adjustments and the absence of notes. Additionally, the Company has made available to SPAC a proforma and illustrative consolidated unaudited balance sheet of the Company and the Company Subsidiaries as of December 31, 2020 which excludes liabilities of the Company and the Company Subsidiaries arising under the Company Shareholders’ Agreements, including the Company Shareholders’ Agreements Liens, that will be automatically terminated on or prior to the Closing Date in accordance with the terms of the Termination Agreements. This proforma and illustrative balance sheet is also attached under Section 4.07(b) of the Company Disclosure Schedule and, for the avoidance of doubt, is not subject to any of the representations and warranties in this Agreement, including those set forth under this Section 4.07(b).

(c) Except as and to the extent set forth on the Audited Financial Statements or the 2020 Balance Sheet, neither the Company nor any Company Subsidiary has any liability or obligation of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with the Accounting Principles except for (i) liabilities that were incurred in the ordinary course of business or in connection with the Transactions since December 31, 2020, (ii) obligations for future performance under any contract to which the Company or any Company Subsidiary is a party or (iii) any other liabilities and obligations which would not, individually or in the aggregate, result in a Company Material Adverse Effect.

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(d) During the three (3) years preceding the date of this Agreement, (i) neither the Company nor any Company Subsidiary nor, to the Company’s knowledge, any director, officer, employee, auditor, accountant or Representative of the Company or any Company Subsidiary, has received or otherwise had or obtained knowledge of any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or their respective internal accounting controls, including any such written complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in questionable accounting or auditing practices, and (ii) there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the Company Board or any committee thereof.

(e) To the knowledge of the Company, no employee of the Company or any Company Subsidiary has provided during the three (3) years preceding the date of this Agreement or is providing information to any law enforcement agency regarding the commission or possible commission of any crime under applicable Law. None of the Company, any Company Subsidiary or, to the knowledge of the Company, any officer, employee, contractor, subcontractor or agent of the Company or any such Company Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any Company Subsidiary in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. sec. 1514A(a).

(f) The Company and each Company Subsidiary, individually or together with other Company Subsidiaries, maintains systems of internal control over financial reporting that are sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Accounting Principles, including policies and procedures sufficient to provide reasonable assurance: (i) that the Company and each Company Subsidiary maintains records that in reasonable detail accurately and fairly reflect, in all material respects, its transactions and dispositions of assets; (ii) that transactions of the Company and each Company Subsidiary are recorded as necessary to permit the preparation of financial statements in conformity with the Accounting Principles; (iii) that receipts and expenditures of the Company and each Company Subsidiary are being made only in accordance with authorizations of management and its board of directors; and (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and each Company Subsidiary that could have a material effect on its financial statements. The Company has delivered to SPAC a true and complete copy of any disclosure (or, if unwritten, a summary thereof) by any representative of the Company to the Company’s independent auditors during the three (3) years preceding the date of this Agreement and relating to any material weaknesses in internal controls and any significant deficiencies in the design or operation of internal controls that would adversely affect the ability of the Company or any Company Subsidiary to record, process, summarize and report financial data. The Company has no knowledge of any fraud or whistle-blower allegations, whether or not material, that involve management or other employees or consultants who have or had a significant role in the internal control over financial reporting of the Company or any Company Subsidiaries. Since December 31, 2018, there have been no material changes in the Company’s or any of Company Subsidiary’s internal control over financial reporting.

Section 4.08 Absence of Certain Changes or Events. Since December 31, 2020 and prior to the date of this Agreement, except as otherwise reflected in the Audited Financial Statements or the 2020 Balance Sheet, actions or omissions taken as a result of COVID-19 and COVID-19 Measures, or in connection with the Transactions or as expressly contemplated or permitted by this Agreement or any Ancillary Agreement, (a) the Company and the Company Subsidiaries have conducted their respective businesses in the ordinary course and in a manner consistent with past practice in all material respects, (b) the Company and the Company Subsidiaries have not sold, assigned or otherwise transferred any right, title, or interest in or to any of their material assets (including Intellectual Property and Business Systems) other than non-exclusive licenses or assignments or transfers in the ordinary course of business, (c) there has not been any Company Material Adverse Effect, and (d) none of the Company or any Company Subsidiary has taken any action that, if taken after the date of this Agreement, would constitute a material breach of any of the covenants set forth in Section 7.01.

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Section 4.09 Absence of Litigation. Except as otherwise set forth in Section 4.09 of the Company Disclosure Schedule, as of the date hereof, there is no material litigation, proceeding, cause of action, lawsuit, audit, assessment or reassessment, petition, complaint, charge, grievance, prosecution, demand, hearing, written notice, inquiry, investigation, subpoena, summons, inspection, or administrative or other similar proceeding, mediation or arbitration (including any appeal or application for review) of any kind or nature, in law or in equity (an “Action”), pending or, to the knowledge of the Company, threatened in writing against the Company or any Company Subsidiary, or any property or asset of the Company or any Company Subsidiary, before any Governmental Authority where the losses or damages claimed against the Company or any Company Subsidiary exceed $1,000,000. As of the date hereof, neither the Company nor any Company Subsidiary nor any material property or asset of the Company or any Company Subsidiary is subject to any continuing material order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

Section 4.10 Employee Benefit Plans.

(a) Other than mandatory benefits or plans regarding Employers or Workers under applicable Law, Section 4.10(a) of the Company Disclosure Schedule sets forth a true and complete list of all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder (“ERISA”)) and all other bonus, stock option, stock purchase, restricted stock, equity or equity-based, incentive, deferred compensation, retiree medical or life insurance, retirement, supplemental retirement, severance, retention, separation, change in control, health, welfare, fringe benefit, sick pay and vacation plans or arrangements or other material employee benefit plans, programs, ex gratia promises, policies, agreements or arrangements, whether or not subject to ERISA, whether formal or informal, whether written or oral, in each case which are maintained, sponsored by, or contributed to by (or for which there is an obligation to contribution to by) the Company or any Company Subsidiary for the benefit of any current or former employee, officer, director, individual independent contractor and/or consultant, or with respect to which the Company or any Company Subsidiary has or could incur any present or future liability (contingent or otherwise) (collectively, the “Plans”).

(b) With respect to each Plan sponsored by the Company or any Company Subsidiary (each, a “Company Plan”), the Company has made available to SPAC, if applicable (i) a true and complete copy of the current plan document and all amendments thereto and each trust or other funding arrangement, (ii) copies of the most recent summary plan description and any summaries of material modifications, (iii) if applicable, a copy of the most recent filed Internal Revenue Service (“IRS”) Form 5500 annual report and accompanying schedules, (iv) copies of the most recently received IRS determination or opinion letter for each such Company Plan, and (v) any material non-routine correspondence from any Governmental Authority with respect to any Company Plan within the past three (3) years.

(c) None of the Plans is or was within the past six (6) years, nor does the Company, any Company Subsidiary nor any of their respective ERISA Affiliates have or reasonably expect to have any material liability or obligation under (i) a multiemployer plan (within the meaning of Sections 3(37) or 4001(a)(3) of ERISA), or (ii) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA or any other plan that is subject to Title IV of ERISA. For purposes of this Agreement, “ERISA Affiliate” shall mean any trade, business or any person that, together with the Company or any Company Subsidiary, is treated as a “single employer” for purposes of Section 4001(b)(1) of ERISA and/or Section 414(b),(c), (m) or (o) of the Code.

(d) Neither the execution and delivery of this Agreement nor the other Ancillary Agreements nor the consummation of the Transactions will or could reasonably be expected to (alone or in combination with any other event) (i) result in (A) an increase in the amount of compensation or benefits to or in respect of any current or former employee, officer, director, individual independent contractor or consultant; (B) any payment or benefit becoming due to or in respect of any current or former employee, officer, director, individual independent contractor and/or

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consultant; (C) the acceleration of the vesting, funding or timing of payment of any compensation or benefits payable to or in respect of any current or former employee, officer, director, individual independent contractor or consultant; or (D) any increased or accelerated funding obligation with respect to any Plan; (ii) limit the right to merge, amend or terminate any Plan; or (iii) give rise to any “excess parachute payment” within the meaning of Section 280G of the Code. Neither the Company nor any Company Subsidiary has any indemnity or gross-up obligation for any Taxes imposed under Section 4999 or Section 409A of the Code or otherwise.

(e) None of the Plans provide for, nor does the Company nor any Company Subsidiary have or reasonably expect to have any material liability or obligation to provide any post-employment or post-service health or welfare benefits or retiree medical or life insurance to any current or former employee, officer, director, individual independent contractor or consultant of the Company or any Company Subsidiary after termination of employment or service except (i) as set forth in any existing employment or severance agreement or (ii) as may be required under applicable Law, including under Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA or similar applicable Law for which the covered individual pays the full cost of coverage.

(f) In all material respects, (i) each Company Plan is and has been established, maintained and administered in accordance with its terms and in compliance with the requirements of all applicable Laws including, without limitation, as applicable, ERISA and the Code, and (ii) other than routine claims for benefits in the ordinary course of business, no actions, litigation, claims, lawsuits, audits, inquiries, arbitrations, investigations, or proceedings are pending or, to the knowledge of Company, threatened, from any Governmental Authority in connection with any Company Plan or by or on behalf of any participant in any Company Plan, or otherwise involving or relating to any Company Plan or the assets of any Company Plan or any trust thereunder or the plan sponsor or plan administrator of any Company Plan (acting in such individual’s capacity as plan sponsor or plan administrator).

(g) Each Company Plan that is intended to be qualified under Section 401(a) of the Code, if any, and any trust forming any part thereof, (i) has timely received a favorable determination letter from the IRS or (ii) is entitled to rely on a favorable opinion letter from the IRS, and to the knowledge of Company, nothing has occurred that would reasonably be expected to result in any revocation of, or an adverse material change to, such determination or opinion letter or otherwise adversely affect the qualified status of such plan or exempt status of such trust.

(h) Except as would not result in material liability to the Company and the Company Subsidiaries, taken as a whole, either individually or in the aggregate, (i) there has not been any non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) nor any reportable events (within the meaning of Section 4043 of ERISA) with respect to any Plan to which such sections of ERISA or the Code would apply, and (ii) there have been no acts or omissions by the Company or any Company Subsidiary with respect to any Plan that have given or could reasonably be expected to give rise to any fines, penalties, taxes or related charges under ERISA, the Code or other applicable Law.

(i) All material liabilities or expenses of the Company or any Company Subsidiary in respect of any Company Plan which have not been paid have been properly accrued on the Company’s or any Company Subsidiary’s most recent financial statements in compliance with the Accounting Principles. With respect to each Company Plan, all material contributions or payments (including all material employer contributions, employee salary reduction contributions, defined benefit plan contributions deferred under the Coronavirus Aid, Relief, and Economic Security Act of 2020, Pub. L. 116-136 (the “CARES Act”) and premium or benefit payments) that are due or are required to be made under the terms of any Company Plan or in accordance with applicable Laws have been made within the time periods prescribed by the terms of each such Company Plan, ERISA, the Code and applicable Laws, as the case may be, except as would not result in material liability to the Company, and all such contributions or payments that are not yet due or required to be made under the terms of any Company Plan or in accordance with applicable Laws have been properly accrued in accordance with the Accounting Principles, applied on a consistent basis, and reflected on the Company’s or any Company Subsidiary’s audited financial statements.

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Section 4.11 Labor and Employment Matters.

(a) As of the date hereof, except as would not be material to the Company or any Company Subsidiary, individually or in the aggregate, all compensation, including wages, commissions and bonuses, due and payable to all Employees of the Company and any Company Subsidiary for services performed on or prior to the date hereof have been paid in full (or accrued in full in the Company’s financial statements).

(b) (i) Except as otherwise set forth in Section 4.11(b) of the Company Disclosure Schedule, there are no Actions pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary by any of their respective current or former Employees, independent contractors, applicants for employment, or any class of the foregoing, which Actions would be material to the Company and the Company Subsidiaries, taken as a whole; (ii) neither the Company nor any Company Subsidiary is, nor have been during the three (3) years preceding the date of this Agreement, a party to, bound by, or negotiating any collective bargaining agreement or other contract with a union, works council or labor organization applicable to persons employed by the Company or any Company Subsidiary, nor, to the knowledge of the Company, are there any activities or proceedings of any labor union to organize any such employees; (iii) there are no material unfair labor practice complaints pending against the Company or any Company Subsidiary before the National Labor Relations Board; and (iv) during the three (3) years preceding the date of this Agreement, there has never been, nor, to the knowledge of the Company, has there been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute affecting, or, to the knowledge of the Company, threatened, by or with respect to any employees of the Company or any Company Subsidiary.

(c) The Company and the Company Subsidiaries are and have been during the three (3) years preceding the date of this Agreement in compliance in all material respects with all applicable Laws relating to the employment, employment practices, employment discrimination, terms and conditions of employment, mass layoffs and plant closings, immigration, pay equity, workers’ compensation, family and medical leave, and occupational safety and health requirements, including those related to wages, hours, collective bargaining and the payment and withholding of taxes and other sums as required by the appropriate Governmental Authority.

(d) To the Company’s knowledge, the Company and the Company Subsidiaries are in all material respects in compliance with any Laws, recommendations or guidance issued by any applicable Governmental Authority relating in any way to the work of Employees and/or procedures for returning to work for Employees with respect to COVID-19.

(e) Except as set forth in Section 4.11(e) of the Company Disclosure Schedule, to the Company’s knowledge, (i) no Employee, Worker or independent contractor of the Company or any Company Subsidiary is in violation of any term of any employment contract, consulting contract, non-disclosure agreement, common law non-disclosure obligation, noncompetition agreement, non-solicitation agreement, proprietary information agreement or any other agreement with a third party relating to confidential or proprietary information, intellectual property, competition, or related matters; and (ii) the continued employment by the Company and the Company Subsidiaries of their respective Employees, and the performance of the contracts with the Company and the Company Subsidiaries by their respective Workers and independent contractors, will not result in any such violation. Neither the Company nor any of the Company Subsidiaries has received any notice from a Governmental Authority alleging that any such violation has occurred during the three (3) years preceding the date of this Agreement.

Section 4.12 Real Property; Title to Assets.

(a) Section 4.12(a) of the Company Disclosure Schedule lists the street address of each parcel of Leased Real Property, and also identifies with respect to each Leased Real Property, each lease, sublease, license or other contractual arrangement under which such Leased Real Property is occupied or used (each, a “Lease”), including the date of and legal name of each of the parties to such Lease, and each guaranty, amendment, restatement, modification or supplement thereto (collectively, the “Lease Documents”) and lists all of the material real property owned by the Company or any Company Subsidiary (the “Owned Real Property”). True, correct and materially complete copies of all Lease Documents have been made available to SPAC.

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(b) The Leased Real Property and the Owned Real Property constitutes all material interests in real property currently used, occupied or held for use in connection with the business of the Company and/or Company Subsidiaries and necessary for the continued operation of the business of the Company and/or the Company Subsidiaries, as applicable. The Leased Real Property and the Owned Real Property, including all buildings, fixtures and other improvements constituting a part thereof, is in good operating condition, except for ordinary wear and tear, without material structural defects and is in all material respects suitable, sufficient and appropriate for its current and contemplated uses. No Leased Real Property is subject to any sublease, license or right of occupancy in favor of any third party.

(c) The Company and/or the applicable Company Subsidiary has a valid, binding and enforceable, subject to the Remedies Exceptions, leasehold interest under each of the Leases, free and clear of all Liens other than Permitted Liens. Except as set forth in Section 4.12(c) of the Company Disclosure Schedule, the Company and the Company Subsidiaries have good and marketable title to all Owned Real Property, free and clear of all Liens, other than Permitted Liens. Each Lease is in full force and effect and is the valid, binding and enforceable, subject to the Remedies Exceptions, obligation of each party thereto in accordance with its terms. The Company and/or the applicable Company Subsidiary has accepted possession of each individual Leased Real Property and is currently occupying and using same in all material respects pursuant to the terms of the applicable Lease. None of the Company nor any of the Company Subsidiaries, nor to the Company’s knowledge, any other party to any Lease is in material breach or material violation of, or default under, any such Lease.

(d) Except as set forth in Section 4.12(d) of the Company Disclosure Schedule, there are no contractual or legal restrictions that preclude or restrict the ability of the Company or any Company Subsidiary to use any Leased Real Property or Owned Party by such party for the purposes for which it is currently being used, except as would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole. There are no latent defects or adverse physical conditions affecting the Leased Real Property, and improvements thereon, other than those that would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(e) There do not exist any actual or, to the Company’s knowledge, threatened condemnation or eminent domain proceedings that affect any Leased Real Property or Owned Real Property or any part thereof, and none of the Company nor any of the Company Subsidiaries has received during the three (3) years preceding the date of this Agreement any written notice of the intention of any Governmental Authority in connection with any such condemnation or eminent domain proceedings of any Leased Real Property or Owned Real Property or any part thereof or interest therein.

Section 4.13 Intellectual Property.

(a) Section 4.13(a) of the Company Disclosure Schedule contains a true, correct and complete list of all of the following: (i) registered Intellectual Property rights and applications for registrations of Intellectual Property rights that are owned or purported to be owned by the Company and/or the Company Subsidiaries (showing in each case, as applicable, the filing date, date of issuance, expiration date and registration or application number, and jurisdiction); and (ii) all contracts or agreements to use any Company-Licensed IP, including for the Software or Business Systems of any other person, that are material to the business of the Company and/or the Company Subsidiaries as currently conducted (other than (x) unmodified, commercially available, “off-the-shelf” Software or (y) Software, Technology or Business Systems with a replacement cost or aggregate annual license and maintenance fees of less than $1,000,000). To the knowledge of the Company, the Company IP specified on Section 4.13(a) of the Company Disclosure Schedule constitutes all material Intellectual Property rights used in the operation of the business of the Company and the Company Subsidiaries and is sufficient for the conduct of such business as currently conducted and contemplated to be conducted as of the date hereof.

(b) The Company or any one of the Company Subsidiaries solely and exclusively owns and possesses, free and clear of all Liens (other than Permitted Liens), all right, title and interest in and to the Company-Owned IP and has the right to use, pursuant to a written license, all Company-Licensed IP and Business Systems, including

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Software. All Company-Owned IP is subsisting and, to the knowledge of the Company, valid and enforceable. No loss or expiration of any of the Company-Owned IP, or, to the Company’s knowledge, any of the Company-Licensed IP, is threatened in writing, or, other than upon expiration of its statutory term in the ordinary course, pending.

(c) The Company and each of its applicable Company Subsidiaries have taken and take commercially reasonable actions to maintain, protect, and enforce Intellectual Property rights, including the secrecy, confidentiality and value of its trade secrets and other Confidential Information in all material respects. Neither the Company nor any Company Subsidiaries have disclosed any trade secrets or other Confidential Information that is material to the business of the Company and any applicable Company Subsidiaries to any other person other than pursuant to a written confidentiality agreement under which such other person agrees to maintain the confidentiality and protect such Confidential Information or intentionally in the conduct of the Company’s business in the ordinary course including the marketing, sale, distribution and maintenance of Products.

(d) Except as otherwise set forth in Section 4.13(d) of the Company Disclosure Schedule (i) during the three (3) years preceding the date of this Agreement, there have been no claims properly filed and served, or threatened in writing (including email) to be filed, against the Company or any Company Subsidiary in any forum, by any person (A) contesting the validity, use, ownership, enforceability, patentability or registrability of any material Company IP, or (B) alleging any material infringement or misappropriation of, or other conflict with, any Intellectual Property rights of other persons (including any material demands or offers to license any Intellectual Property rights from any other person); (ii) to the Company’s knowledge, the operation of the business of the Company and the Company Subsidiaries (including the Products) has not and does not materially infringe, misappropriate or violate, any Intellectual Property rights of other persons; and (iii) to the Company’s knowledge, no other person has infringed, misappropriated or violated any material Company-Owned IP.

(e) To the extent required under applicable Law to assign or transfer to the Company or any Company Subsidiary all right, title and interest in and to any Intellectual Property, all persons who have contributed, created, conceived, or otherwise developed any Company-Owned IP have executed valid, written agreements with the Company or one of the Company Subsidiaries, pursuant to which such persons agreed to assign to the Company or the applicable Company Subsidiary all of their entire right, title, and interest in and to any Intellectual Property contributed, created, conceived or otherwise developed by such person in the course of and related to his, her or its relationship with the Company or the applicable Company Subsidiary. There are no outstanding Actions, and, to the Company’s knowledge, threatened Actions, for any compensation or other payments to such person in relation to any Company IP that such person has contributed, created, conceived or otherwise developed. To the Company’s knowledge, no employee, independent contractor, or agent of the Company or the Company Subsidiaries has misappropriated any material trade secrets of the Company or the Company Subsidiaries in the course of his or her performance as an employee, independent contractor, or agent, and no employee, independent contractor, or agent of the Company or the Company Subsidiaries is in material default or material breach of any material term of any employment agreement, nondisclosure agreement, assignment of invention agreement, or similar agreement or contract to the extent relating to the protection, ownership, development, use or transfer of Company IP.

(f) The Company and Company Subsidiaries do not use and have not used any Open Source Software or any modification or derivative thereof in a manner that would (i) grant or purport to grant to any other person any rights to or immunities under any of the Company IP, or (ii) require the Company or any Company Subsidiary to disclose or distribute the source code to any Business Systems or Product components, to license or provide the source code to any of the Business Systems or Product components for the purpose of making derivative works, or to make available for redistribution to any person the source code to any of the Business Systems or Product components at no or minimal charge.

(g) The Company and/or one of the Company Subsidiaries owns, leases, licenses, or otherwise has the legal right to use all Business Systems, and such Business Systems are sufficient for the immediate and anticipated future needs of the business of the Company or any of the Company Subsidiaries as currently conducted by the Company and/or the Company Subsidiaries. The Company, on its behalf and on behalf of each of the Company

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Subsidiaries, maintains commercially reasonable disaster recovery and business continuity plans, procedures and facilities, and since January 1, 2018, there has not been any material failure with respect to any of the Business Systems that has not been remedied or replaced in all material respects.

(h) The Company and each of the Company Subsidiaries comply in all material respects with (i) all applicable Privacy/Data Security Laws (including any data collected in connection with COVID-19 screening), (ii) any applicable privacy or other policies of the Company and/or the Company Subsidiary, respectively, concerning the collection, dissemination, storage or use of Personal Information, and (iii) except as would not have a Company Material Adverse Effect, all contractual commitments that the Company or any Company Subsidiary has entered into or is otherwise bound with respect to privacy and/or data security (collectively, the “Data Security Requirements”). The Company and the Company Subsidiaries have each implemented reasonable data security safeguards designed to protect the security and integrity of its Business Systems and any Business Data, including utilizing industry standard tools designed to prevent unauthorized access and the introduction of Disabling Devices. Since January 1, 2018, neither the Company nor any of the Company Subsidiaries has (x) experienced any data security breaches that were required to be reported under applicable Privacy/Data Security Laws or customer contracts; or (y) been subject to or received written notice of any audits, proceedings or investigations by any Governmental Authority or any customer, or received any material claims or complaints regarding the collection, dissemination, storage or use of Personal Information, or the violation of any applicable Data Security Requirements.

Section 4.14 Taxes.

(a) The Company and each of the Company Subsidiaries: (i) have duly and timely filed (taking into account any extension of time within which to file) all income Tax Returns and other material Tax Returns required to be filed by any of them as of the date hereof and all such filed Tax Returns are complete and accurate in all material respects; (ii) have timely paid all Taxes that are shown as due on such filed Tax Returns and any other material Taxes that the Company or any of the Company Subsidiaries are otherwise obligated to pay, except with respect to Taxes that are (whether or not such Taxes have been reported on any Tax returns) being contested in good faith and are disclosed in Section 4.14(a) of the Company Disclosure Schedule, and no material penalties or charges are due with respect to the late filing of any Tax Return required to be filed by or with respect to any of them on or before the Closing; (iii) with respect to all material Tax Returns filed by or with respect to any of them, have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; and (iv) do not have any deficiency, audit, examination, investigation or other proceeding in respect of a material amount of Taxes or material Tax matters pending or proposed or threatened in writing, for a Tax period which the statute of limitations for assessments remains open.

(b) Neither the Company nor any Company Subsidiary is a party to, is bound by or has an obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement (including any agreement, contract or arrangement providing for the sharing or ceding of credits or losses) or has a potential liability or obligation to any person as a result of or pursuant to any such agreement, contract, arrangement or commitment other than an agreement, contract, arrangement or commitment the primary purpose of which does not relate to Taxes.

(c) Except as set forth in Section 4.14(c) of the Company Disclosure Schedule, none of the Company and the Company Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period or portion thereof ending on or prior to the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign income Tax law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; (v) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local

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or non-United States income Tax law) in existence on or prior to the Closing Date; (vi) any use of an improper method of accounting use for any tax period or portion thereof ending or ended on or prior to the Closing Date; or (vii) income arising or accruing prior to the Closing and includable after the Closing under Subchapter K, Section 951, 951A or 956 of the Code.

(d) Each of the Company and the Company Subsidiaries has withheld and paid to the appropriate Tax authority all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any current or former employee, independent contractor, creditor, shareholder or other third party and has complied in all material respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes, including all reporting and record keeping requirements related thereto.

(e) Neither the Company nor any of the Company Subsidiaries has been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or foreign income Tax Return (other than a group comprised only of the Company and/or Company Subsidiaries).

(f) Neither the Company nor any of the Company Subsidiaries has any material liability for the Taxes of any person (other than the Company and the Company Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

(g) Neither the Company nor any of the Company Subsidiaries has any request for a material ruling in respect of Taxes pending between the Company or any Company Subsidiary and any Tax authority.

(h) The Company has made available to SPAC in the Dataroom true, correct and complete copies of the U.S. federal income Tax Returns filed by the Company and the Company Subsidiaries for tax years 2017, 2018 and 2019.

(i) Neither the Company nor any of the Company Subsidiaries has within the last two (2) years distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(j) Neither the Company nor any of the Company Subsidiaries has engaged in or entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2), or any corresponding or similar provision of state, local or non-United States Law.

(k) Except as set forth in Section 4.14(k) of the Company Disclosure Schedule, neither the IRS nor any other United States or non-United States taxing authority or agency has asserted in writing or, to the knowledge of the Company or any of the Company Subsidiaries, has threatened to assert against the Company or any Company Subsidiary any deficiency or claim for any Taxes or interest thereon or penalties in connection therewith, which is still pending or unresolved.

(l) Except as set forth in Section 4.14(l) of the Company Disclosure Schedule, there are no Tax liens upon any assets of the Company or any of the Company Subsidiaries except for Permitted Liens.

(m) Except as set forth in Section 4.14(m) of the Company Disclosure Schedule, equity interests in the Company are not United States real property interests within the meaning of Section 897(c)(1) of the Code. None of the Company and the Company Subsidiaries: (i) has received written notice from a non-United States taxing authority that it has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized, or (ii) has received written notice from a jurisdiction where it does not file Tax Returns that it is subject to Tax in that jurisdiction. None of the Company and the Company Subsidiaries has made an election under Section 965(h) of the Code.

(n) The Company is, and has been since its formation, treated as a foreign corporation for United States federal income tax purposes.

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(o) Neither the Company nor any of the Company Subsidiaries has taken or agreed to take any action, and does not intend to or plan to take any action, or has any knowledge of any fact or circumstance that could reasonably be expected to prevent the Merger and the Exchange from qualifying for the Intended Tax Treatment.

Section 4.15 Environmental Matters. Except as set forth in Section 4.15 of the Company Disclosure Schedule, or as would not have a Company Material Adverse Effect, (a) each of the Company and the Company Subsidiaries is and has been since January 1, 2018 in compliance with all applicable Environmental Laws; (b) each of the Company and the Company Subsidiaries has obtained and is in compliance with all permits, licenses, franchises, grants, exemptions, registrations, accreditations and other authorizations required under Environmental Laws (“Environmental Permits”) to own, lease and operate its properties and to carry on its business, and each such Environmental Permit is in full force and effect, free from breach by the Company and the Company Subsidiaries, and will not be adversely affected by the Transactions; (c) neither the Company nor any Company Subsidiary has received written notice from any Governmental Authority regarding any actual or alleged violation of, or liability under, any Environmental Law, the subject of which has not been fully resolved; (d) except for regulatory orders of general applicability, neither the Company nor any Company Subsidiary is subject to any order, writ, judgment, injunction, decree, determination or award applicable to it or with respect to its assets arising under Environmental Law under which any material obligation remains unsatisfied; (e) to the knowledge of the Company, none of the properties currently or formerly owned, leased or operated by the Company or any Company Subsidiary are contaminated with any Hazardous Substance in violation of applicable Environmental Laws as a result of any act or omission by the Company or any Company Subsidiary or in a manner that requires or would reasonably be expected to require reporting, investigation, remediation, monitoring or other response action by the Company or any Company Subsidiary pursuant to applicable Environmental Laws; (f) neither the Company nor any Company Subsidiary has handled, stored, transported, disposed of, arranged for or permitted the disposal of, or Released any Hazardous Substances, or owned or operated any property or facility, in a manner that has given or would reasonably be expected to give rise to material liability under any Environmental Law; (g)  the Transactions will not result in any liabilities for site investigation or cleanup, or require the consent of any Person, pursuant to any so-called “transaction-triggered” or “responsible property transfer” requirements in any Environmental Laws; (h) neither the Company nor any Company Subsidiary has, either expressly or by operation of Law, assumed or undertaken any material liability, including any obligation for corrective or remedial action, of any other person relating to Environmental Laws.

Section 4.16 Material Contracts.

(a) Section 4.16(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, the following types of contracts and agreements to which the Company or any Company Subsidiary is a party, excluding for this purpose, any purchase orders submitted by customers (such contracts and agreements as are required to be set forth Section 4.16(a) of the Company Disclosure Schedule along with any Plan listed on Section 4.10(a) of the Company Disclosure Schedule being the “Material Contracts”):

(i) except for any contracts or agreements by and between or among any of the Company and the Company Subsidiaries, each contract and agreement with consideration paid or payable to the Company or any of the Company Subsidiaries of more than $3,000,000 in the aggregate, in the prior or current fiscal year;

(ii) each contract and agreement with the Company’s top 10 customers and Suppliers based on the aggregate amounts paid by or to the Company and the Company Subsidiaries in the 12-month period ending on December 31, 2020;

(iii) except for any contracts or agreements by and between or among any of the Company and the Company Subsidiaries, all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising contracts and agreements to which the Company or any Company Subsidiary is a party and that are material to the business of the Company;

(iv) all management contracts (excluding contracts for employment), and contracts with other consultants, that are material to the business of the Company, including any contracts involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or any Company

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Subsidiary or income or revenues related to any Product of the Company or any Company Subsidiary to which the Company or any Company Subsidiary is a party, but excluding any such contracts entered into by the Company or any Company Subsidiary in the ordinary course of business;

(v) all (A) employment agreements pursuant to which an employee is entitled to receive base annual compensation in excess of $300,000; and (B) consulting agreements pursuant to which an independent contractor is entitled to receive annual payments in excess of $300,000; and (C) severance agreements that provide for mandatory or potential severance payments in excess of $300,000.

(vi) except for contracts or agreements relating to trade receivables or by and between or among any of the Company and the Company Subsidiaries, all contracts and agreements evidencing indebtedness for borrowed money in an amount greater than $1,500,000;

(vii) except for any contracts or agreements by and between or among any of the Company and the Company Subsidiaries, all material definitive partnership, joint venture or similar agreements;

(viii) all contracts and agreements with any Governmental Authority to which the Company or any Company Subsidiary is a party, other than any Company Permits;

(ix) all collective bargaining agreements or other contracts with any union, works council or labor organization;

(x) all contracts and agreements that limit, or purport to limit, the ability of the Company or any Company Subsidiary to compete in any material respect in any line of business or with any person or entity or in any geographic area or during any period of time, excluding any contracts that provide or result in limitations entered into by the Company or any Company subsidiary in the ordinary course of business consistent with past practices, customary confidentiality agreements and agreements that contain customary confidentiality clauses;

(xi) all leases or master leases of personal property reasonably likely to result in annual payments of $500,000 or more in a 12-month period;

(xii) all contracts involving the use of any Company-Licensed IP and required to be listed in the Company Disclosure Schedule pursuant to Section 4.13(a)(ii);

(xiii) all contracts or agreements under which the Company has agreed to purchase goods or services from a vendor, supplier or other person on a preferred supplier or “most favored supplier” basis, excluding customary exclusivity agreements or arrangements; or

(xiv) except for any contracts or agreements by and between or among any of the Company and the Company Subsidiaries, contracts which involve the license or grant of rights to Company-Owned IP by the Company and/or the Company Subsidiaries, but excluding any nonexclusive licenses (or sublicenses) of Company-Owned IP granted to customers in the ordinary course of business.

(b) Except as set forth in Section 4.16(b) of the Company Disclosure Schedule, or except as would not be material to the Company and the Company Subsidiaries, taken as a whole, (i) each Material Contract is a legal, valid and binding obligation of the Company or the Company Subsidiaries (subject to the Remedies Exception) and, to the knowledge of the Company, the other parties thereto, and neither the Company nor any Company Subsidiary is in breach or violation of, or default under, any Material Contract nor has any Material Contract been canceled by the other party; (ii) to the Company’s knowledge, no other party to any Material Contract is in breach or violation of, or default under, such Material Contract; and (iii) the Company and the Company Subsidiaries have not received any written or to the knowledge of the Company, oral claim of default under any such Material Contract. The Company has furnished or made available to SPAC true and materially complete copies of all Material Contracts, including amendments thereto that are material in nature, but excluding any Material Contracts in the form of individuals purchase or service orders.

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Section 4.17 Insurance.

(a) Section 4.17(a) of the Company Disclosure Schedule sets forth, with respect to each material insurance policy under which the Company or any Company Subsidiary is an insured (the “Insurance Policies”), a named insured or otherwise the principal beneficiary of coverage as of the date of this Agreement (i) the names of the insurer, the principal insured and each named insured, (ii) the policy number, (iii) the period, scope and amount of coverage and (iv) the premium most recently charged

(b) With respect to each Insurance Policy, except as would not have a Company Material Adverse Effect: (i) each policy is legal, valid, binding and enforceable in accordance with its terms (subject to the Remedies Exceptions) and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) neither the Company nor any Company Subsidiary is in breach or default, and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy and (iii) to the knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation. The Company and the Company Subsidiaries hold policies of insurance required to be maintained by Material Contracts.

Section 4.18 Board Approval; Vote Required.

(a) The Company Board has, by resolutions duly adopted by written consent and not subsequently rescinded or modified in any way, duly (i) determined that this Agreement and the Transactions are in the best interests of the Company and (ii) approved this Agreement and the Transactions.

(b) The only vote of the holders of any class of shares in the Issued Share Capital that is necessary to approve this Agreement and the Transactions is (i) the Company Shareholder Approval and (ii) the approval of Holdco, as sole shareholder of the Company following the Exchange, to amend and restate the Company Organizational Documents pursuant to Section 2.05(c).

Section 4.19 Certain Business Practices.

(a) None of the Company, any Company Subsidiary or, to the Company’s knowledge, any directors, officers, agents or employees of the Company or any Company Subsidiary, has:

(i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity;

(ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any applicable Anti-Corruption Laws; or

(iii) made any payment in the nature of bribery.

(b) The Company, any Company Subsidiary and, to the Company’s knowledge, their respective directors, officers, agents and employees, are and have been in compliance with Anti-Corruption Laws and Anti-Money Laundering Laws, including with regard to financial recordkeeping and reporting requirements in all jurisdictions in which the Company and any Company Subsidiary conducts business.

(c) None of the Company, any Company Subsidiary, nor, to the Company’s knowledge, any of their respective directors, officers, agents or employees: (i) is or has been subject to any action, suit, claim, proceeding, prosecution, settlement, formal or informal notice, or investigation with respect to Anti-Corruption Laws or Anti-Money Laundering Laws; or (ii) made a voluntary, directed, or involuntary disclosure to any governmental authority or similar agency with respect to any alleged act or omission arising under or relating to any alleged noncompliance with Anti-Corruption Laws or Anti-Money Laundering Laws.

(d) The Company as well as its respective affiliates have instituted and maintain in effect policies and procedures reasonably designed to achieve compliance with Anti-Corruption Laws and Anti-Money Laundering Laws.

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Section 4.20 Product Warranty; Product Liability.

(a) During the three (3) years preceding the date of this Agreement, there have been no claims exceeding the equivalent of $500,000 made, or to the knowledge of the Company, threatened in writing against the Company or any Company Subsidiary by a customer or any other person alleging that (i) such Product (A) did not comply with any express or implied warranty regarding such Product, (B) contained an unintended Hazardous Substance, or (C) was otherwise contaminated, adulterated, mislabeled, defective or improperly packaged or transported, or (ii) the Company, any Company Subsidiary or any of their licensees, distributors or agents breached any duty to warn, test, inspect or instruct of the risks, limitations, precautions or dangers related to the use, application, or transportation of any such Product.

(b) Except as would not have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary, nor, to the knowledge of the Company, any of its licensees, distributors, suppliers or agents has developed, manufactured, commercialized, produced, formulated, propagated, modified, customized, processed, distributed or sold any Product that did not comply with any express or implied warranty regarding such Product or that contained any unintended Hazardous Substance or that was otherwise adulterated, contaminated, mislabeled, defective, off-specification or improperly packaged or transported or that otherwise did not comply with applicable Law.

(c) During the three (3) years preceding the date of this Agreement, the Company and the Company Subsidiaries have in all material respects made all declarations and filings required by any Law or Company Permit for the handling and delivery to third parties of Products.

(d) During the three (3) years preceding the date of this Agreement, there have been no recalls, market withdrawals or replacements (voluntary or involuntary) with respect to any Product or any similar actions, investigations, written notices or written threats of recalls by any Governmental Entity with respect to any Product.

Section 4.21 Compliance with Health Care Laws. All studies, tests and preclinical studies and clinical trials conducted by the Company or any of the Company Subsidiaries, or on behalf of the Company or any of the Company Subsidiaries, were during the three (3) years preceding the date of this Agreement and, if still ongoing, are being conducted in all material respects in accordance with all applicable experimental protocols, procedures and controls and all applicable regulatory authorizations and regulatory Laws, including, without limitation, as applicable, the U.S. Federal Food, Drug and Cosmetic Act and the rules and regulations promulgated thereunder. During the three (3) years preceding the date of this Agreement, neither the Company nor any of the Company Subsidiaries has received any written notices or correspondence from the U.S. Food and Drug Administration, the Colombian National Food and Drug Surveillance Institute or any comparable Governmental Authority (a) imposing, requiring, requesting or suggesting the termination or suspension of any ongoing studies, tests or preclinical studies or clinical trials conducted by the Company or any of the Company Subsidiaries, or on behalf of the Company or any of the Company Subsidiaries, (b) rejecting, determining to be non-approvable or conditionally approving investigational new drug application for any Product of the Company or any of the Company Subsidiaries, or (c) suspending, revoking, adversely modifying or materially limiting any Company Permit to conduct any clinical trial of any Product of the Company or any of the Company Subsidiaries.

Section 4.22 Interested Party Transactions. Except as set forth in Section 4.22 of the Company Disclosure Schedule and except for employment relationships and the payment of compensation, benefits and expense reimbursements and advances in the ordinary course of business and pursuant to any Plan, no director, officer or other affiliate of the Company or any Company Subsidiary (other than the Company or any Company Subsidiary), to the Company’s knowledge, has, directly or indirectly: (a) an economic interest in any person that furnishes or sells, services or Products that the Company or any Company Subsidiary furnishes or sells, or proposes to furnish or sell; (b) an economic interest in any person that purchases from or sells or furnishes to, the Company or any Company Subsidiary, any goods or services; (c) an economic interest in any person (other than the Company and the Company Subsidiaries) party to any contract or agreement disclosed in Section 4.16(a) of the Company Disclosure Schedule; or (d) any contractual or other arrangement with the Company or any Company Subsidiary, other than contracts or arrangements constituting Transaction Documents or customary indemnity arrangements; provided, however, that ownership of no more than

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five percent (5%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any person” for purposes of this Section 4.22. Except as set forth in Section 4.22 of the Company Disclosure Schedules, as of the date of this Agreement, the Company and the Company Subsidiaries have not (i) extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company, or (ii) materially modified any term of any such extension or maintenance of credit since December 31, 2020, except in the ordinary course of business in an amount that does not exceed $500,000 in aggregate.

Section 4.23 Exchange Act; Proxy Statement/Prospectus and Registration Statement.

(a) Neither the Company nor any Company Subsidiary is currently (or has previously been) subject to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b) None of the information relating to the Company supplied by the Company in writing for inclusion in the Proxy Statement/Prospectus or Registration Statement will, as of the date the Registration Statement is declared effective, as of the date the Proxy Statement/Prospectus (or any amendment or supplement thereto) is first mailed to the SPAC Shareholders, at the time of the SPAC Shareholders’ Meeting, or at the Merger Effective Time, contain any misstatement of a material fact or omission of any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that the Company makes no representation with respect to any forward-looking statements supplied by or on behalf of the Company for inclusion in, or relating to information to be included in the Proxy Statement/Prospectus or Registration Statement.

Section 4.24 Brokers. Except as set forth in Section 4.24 of the Company Disclosure Schedules, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any Company Subsidiary.

Section 4.25 Sanctions, Import Control, and Export Control Laws.

(a) None of the Company, any Company Subsidiary, nor, to the Company’s knowledge, any of their respective directors, officers, employees or agents is a Restricted Person.

(b) None of the Company, any Company Subsidiary, nor, to the Company’s knowledge, any of their respective directors, officers, employees or agents, is in violation of, or has violated during the three (3) years preceding the date of this Agreement, Sanctions Laws, Import Controls Laws, or Export Control Laws.

(c) None of the Company, any Company Subsidiary, nor to the Company’s knowledge, any of their respective directors, officers, employees or agents:

(i) is or has been during the three (3) years preceding the date of this Agreement subject to any action, suit, claim, proceeding, prosecution, settlement, formal or informal notice, or investigation with respect to Sanctions Laws, Import Control Laws, or Export Control Laws; or

(ii) made during the three (3) years preceding the date of this Agreement a voluntary, directed, or involuntary disclosure to any governmental authority or similar agency with respect to any alleged act or omission arising under or relating to any alleged noncompliance with Sanctions Laws, Import Control Laws, or Export Control Laws.

(d) Any provision of this Section 4.25 shall not apply to any person if and to the extent that it is or would be unenforceable by or in respect of that person by reason of breach of any provision of Council Regulation (EC) No 2271/1996 of 22 November 1996 (or any law or regulation implementing such Regulation in any member state of the European Union or the United Kingdom).

Section 4.26 Exchange Agreements. Notwithstanding anything in this Article IV to the contrary, (a) each Exchange Agreement (subject to the Remedies Exception) is a legal, valid and binding obligation of the Company, Holdco and, to the knowledge of the Company, each of the Company Shareholders party thereto, (b) neither the Company nor

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Holdco is in breach or violation of, or default under, any Exchange Agreement nor has any Exchange Agreement been terminated or canceled by any Company Shareholder, (c) no Company Shareholder is in breach or violation of, or default under, any Exchange Agreement and (d) the Company and Holdco have not received any written or, to the knowledge of the Company, oral claim of default under any such Exchange Agreement. The Company has furnished or made available to SPAC true and complete copies of all Exchange Agreements, including amendments thereto that are material in nature. The Company has not altered or amended any Exchange Agreement and no Company Shareholder has sought to or threatened in writing or, to the knowledge of the Company, otherwise threatened to renegotiate any Exchange Agreement or threatened non-performance under any Exchange Agreement, in each case, as to which such Company Shareholder is a party.

Section 4.27 Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article IV (as modified by the Company Disclosure Schedule), the Company hereby expressly disclaims and negates, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to the Company, its affiliates, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to SPAC, its affiliates or any of their respective Representatives by, or on behalf of, the Company, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement, neither the Company nor any other person on behalf of the Company has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to SPAC, its affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to SPAC, its affiliates or any of their respective Representatives or any other person, and that any such representations or warranties are expressly disclaimed.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF SPAC

Except as set forth in (a) the SPAC SEC Reports (to the extent the qualifying nature of such disclosure is readily apparent from the content of such SPAC SEC Reports, but excluding any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk,” and any other disclosures contained or referenced therein of information, factors, or risks that are predictive, cautionary, or forward-looking in nature) (it being acknowledged that nothing disclosed in such an SEC Report will be deemed to modify or qualify the representations and warranties set forth in Section 5.01, Section 5.03 and Section 5.04), and (b) the SPAC’s disclosure schedule (it being understood and agreed that information disclosed in any section of the SPAC Disclosure Schedule shall be deemed to be disclosed with respect to any other section of the SPAC Disclosure Schedule to which such disclosure would reasonably pertain or if its relevance to such other section is reasonably apparent on the face of such disclosure) delivered by SPAC in connection with this Agreement (the “SPAC Disclosure Schedule”), SPAC hereby represents and warrants to the Company as follows:

Section 5.01 Corporate Organization.

(a) SPAC is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. SPAC has all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such governmental approval or be so qualified or licensed and in good standing would not have a SPAC Material Adverse Effect.

(b) SPAC does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture, business association or other person.

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Section 5.02 SPAC Organizational Documents. SPAC has heretofore furnished to the Company complete and correct copies of the SPAC Organizational Documents. The SPAC Organizational Documents are in full force and effect. SPAC is not in violation of any of the provisions of the SPAC Organizational Documents.

Section 5.03 Capitalization.

(a) As of the date hereof, the authorized share capital of SPAC consists of (i) 150,000,000 ordinary shares, par value $0.0001 per share and (ii) 1,000,000 preference shares, par value $0.0001 per share. As of the date of this Agreement, (A) 25,000,000 SPAC Ordinary Shares are issued and outstanding (which includes 19,723,106 SPAC Ordinary Shares subject to Redemption Rights), (B) no preference shares are issued and outstanding, and (C) 20,000,000 redeemable SPAC Warrants to purchase 20,000,000 SPAC Ordinary Shares and 6,250,000 private placement SPAC Warrants to purchase 6,250,000 SPAC Ordinary Shares are issued and outstanding. Each SPAC Warrant entitles the holder to purchase one SPAC Ordinary Share at an exercise price of $11.50.

(b) All outstanding SPAC Ordinary Shares and SPAC Warrants (i) are duly authorized, validly issued, fully paid and nonassessable, (ii) are not subject to any preemptive rights, (iii) have been issued and granted in compliance with all applicable securities Laws and other applicable Laws and (iv) were issued free and clear of all Liens other than transfer restrictions under applicable securities Laws and the SPAC Organizational Documents.

(c) Other than the SPAC Warrants, there are no options, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued shares of SPAC or obligating SPAC to issue or sell any shares of, or other equity interests in, SPAC. SPAC is not a party to, or otherwise bound by, and has not granted, any equity appreciation rights, participations, phantom equity or similar rights. There are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of SPAC Ordinary Shares or any of the equity interests or other securities of SPAC. SPAC does not own any equity interests in any person.

(d) Other than Redemption Rights, there are no outstanding contractual obligations of SPAC to repurchase, redeem or otherwise acquire any SPAC Ordinary Shares or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any persons.

Section 5.04 Authority Relative to this Agreement. SPAC has all necessary corporate power and corporate authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party and, subject to obtaining the requisite consent of the SPAC Shareholders to approve the SPAC Proposals, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery by SPAC of this Agreement and the Ancillary Agreements to which it is a party and the consummation by SPAC of the Transactions have been duly and validly authorized by all necessary corporate action, including approval by the SPAC Board, and no other corporate proceedings on the part of SPAC is necessary to authorize this Agreement, each such Ancillary Agreement or to consummate the Transactions (other than the requisite consent of the SPAC Shareholders to approve the SPAC Proposals). This Agreement and each such Ancillary Agreement have been duly and validly executed and delivered by SPAC and, assuming due authorization, execution and delivery by the Company, Holdco and Merger Sub, constitutes a legal, valid and binding obligation of SPAC, enforceable against SPAC, in accordance with its terms subject to the Remedies Exceptions.

Section 5.05 No Conflict; Required Filings and Consents.

(a) Subject to obtaining the requisite consent of the SPAC Shareholders to approve the SPAC Proposals, the execution and delivery by SPAC of this Agreement and each Ancillary Agreement to which it is a party does not, and the performance of this Agreement and each such Ancillary Agreement by SPAC will not, (i) conflict with or violate the SPAC Organizational Documents, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 5.05(b) have been obtained and all filings and obligations described in Section 5.05(b) have been made, conflict with or violate any Law, rule, regulation, order, judgment or decree applicable to SPAC or by which any of its property or assets is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien

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on any property or asset of SPAC pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which SPAC is a party or by which SPAC or any of its property or assets is bound or affected, except, with respect to clauses (a)(ii) and (a)(iii) for any such conflicts, violations, breaches, defaults or other occurrences which would not have a SPAC Material Adverse Effect.

(b) The execution and delivery by SPAC of this Agreement and each Ancillary Agreement to which it is a party does not, and the performance of this Agreement and each such Ancillary Agreement by SPAC will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the Securities Act, Exchange Act, Blue Sky Laws, stock exchange and state takeover laws, and the notification requirements of applicable Antitrust Laws, if any, and the filing and recordation of appropriate Merger and Exchange documents, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent SPAC from performing its material obligations under this Agreement and each such Ancillary Agreement.

Section 5.06 Compliance. SPAC is not or has not been in conflict with, or in default, breach or violation of, (a) any Law applicable to SPAC or by which any property or asset of SPAC is bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which SPAC is a party or by which SPAC or any property or asset of SPAC is bound. SPAC is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for SPAC to own, lease and operate its properties or to carry on its business as it is now being conducted. SPAC has duly and promptly filed all information required under The International Tax Co-operation (Economic Substance) Law 2018.

Section 5.07 SEC Filings; Financial Statements; Sarbanes-Oxley.

(a) SPAC has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed by it with the Securities and Exchange Commission (the “SEC”) since October 18, 2019, together with any amendments, restatements or supplements thereto (collectively, the “SPAC SEC Reports”). SPAC has heretofore furnished to the Company true and correct copies of all amendments and modifications that have not been filed by SPAC with the SEC to all agreements, documents and other instruments that previously had been filed by SPAC with the SEC and are currently in effect. As of their respective dates, the SPAC SEC Reports (i) complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act” ), the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each director and executive officer of SPAC has filed with the SEC on a timely basis all documents required with respect to SPAC by Section 16(a) of the Exchange Act and the rules and regulations thereunder.

(b) Each of the financial statements (including, in each case, any notes thereto) contained in the SPAC SEC Reports was prepared in accordance with GAAP (applied on a consistent basis) and Regulation S-X and Regulation S-K, as applicable, throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the financial position, results of operations, changes in shareholders equity and cash flows of SPAC as at the respective dates thereof and for the respective periods indicated therein, (subject, in the case of unaudited statements, to normal and recurring year-end adjustments). SPAC has no off-balance sheet arrangements that are not disclosed in the SPAC SEC Reports. No financial statements other than those of SPAC are required by GAAP to be included in the consolidated financial statements of SPAC.

(c) Except as and to the extent set forth in the SPAC SEC Reports, SPAC has no liability or obligation of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with GAAP, except for liabilities and obligations arising in the ordinary course of SPAC’s business.

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(d) SPAC is in compliance with the applicable listing and corporate governance rules and regulations of Nasdaq Capital Market.

(e) SPAC has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to SPAC and other material information required to be disclosed by SPAC in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to SPAC’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Such disclosure controls and procedures are effective in timely alerting SPAC’s principal executive officer and principal financial officer to material information required to be included in SPAC’s periodic reports required under the Exchange Act.

(f) SPAC maintains systems of internal control over financial reporting that are sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance: (i) that SPAC maintains records that in reasonable detail accurately and fairly reflect, in all material respects, its transactions and dispositions of assets; (ii) that transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP; (iii) that receipts and expenditures are being made only in accordance with authorizations of management and its board of directors; and (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of its assets that could have a material effect on its financial statements. SPAC has delivered to the Company a true and complete copy of any disclosure (or, if unwritten, a summary thereof) by any representative of SPAC to SPAC’s independent auditors relating to any material weaknesses in internal controls and any significant deficiencies in the design or operation of internal controls that would adversely affect the ability of SPAC to record, process, summarize and report financial data. SPAC has no knowledge of any fraud or whistle-blower allegations, whether or not material, that involve management or other employees or consultants who have or had a significant role in the internal control over financial reporting of SPAC. Since September 30, 2020, there have been no material changes in SPAC internal control over financial reporting.

(g) There are no outstanding loans or other extensions of credit made by SPAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of SPAC. SPAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(h) Neither SPAC (including any employee thereof) nor SPAC’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by SPAC, (ii) any fraud, whether or not material, that involves SPAC’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by SPAC or (iii) any claim or allegation regarding any of the foregoing.

(i) As of the date hereof, there are no outstanding SEC comments from the SEC with respect to the SPAC SEC Reports. To the knowledge of SPAC, none of the SPAC SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 5.08 Absence of Certain Changes or Events. Since September 30, 2020, except as expressly contemplated by this Agreement, (a) SPAC has conducted its business in the ordinary course and in a manner consistent with past practice in all material respects and (b) there has not been any SPAC Material Adverse Effect.

Section 5.09 Absence of Litigation. There is no Action pending or, to the knowledge of SPAC, threatened against SPAC, or any property or asset of SPAC, before any Governmental Authority. Neither SPAC nor any material property or asset of SPAC is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of SPAC, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

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Section 5.10 Board Approval; Vote Required.

(a) The SPAC Board, by resolutions duly adopted by majority vote of those voting at a meeting duly called and held in accordance with the SPAC Organizational Documents and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement, the Ancillary Agreements to which SPAC is a party and the Transactions are fair to and in the best interests of SPAC and the SPAC Shareholders, (ii) approved this Agreement, the Ancillary Agreements to which SPAC is a party and the Transactions and declared their advisability and (iii) recommended that the SPAC Shareholders approve and adopt this Agreement, the Ancillary Agreements to which SPAC is a party and the Transactions, and directed that this Agreement, the Ancillary Agreements to which SPAC is a party and the Transactions, be submitted for consideration by the SPAC Shareholders at the SPAC Shareholders’ Meeting.

(b) The only votes of the holders of any class or series of shares of SPAC necessary to approve the Merger and the Transactions as contemplated by this Agreement are the SPAC Shareholder Approvals.

Section 5.11 Brokers. Except as set forth in Schedule 5.11 of the SPAC Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of SPAC.

Section 5.12 SPAC Trust Fund. As of the date of this Agreement, SPAC has no less than $201,339,975 in the trust fund established by SPAC for the benefit of its SPAC Shareholders (the “Trust Fund”) maintained in a trust account at Oppenheimer & Co. Inc. (the “Trust Account”). The monies of such Trust Account are invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, and held in trust by Continental Stock Transfer & Trust Company (the “Trustee”) pursuant to that certain Investment Management Trust Agreement, dated as of October 18, 2019, by and between SPAC and the Trustee (the “Trust Agreement”). The Trust Agreement has not been amended or modified and is valid and in full force and effect and is enforceable in accordance with its terms, subject to the Remedies Exceptions. SPAC has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist under the Trust Agreement any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by SPAC or the Trustee. There are no separate contracts, agreements, side letters or other understandings (whether written or unwritten, express or implied) (a) between SPAC and the Trustee that would cause the description of the Trust Agreement in the SPAC SEC Reports to be inaccurate in any material respect or (b) to the knowledge of SPAC, that would entitle any person (other than shareholders of SPAC who shall have elected to redeem their SPAC Ordinary Shares pursuant to the SPAC Organizational Documents) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except (i) to pay income and franchise taxes from any interest income earned in the Trust Account and (ii) upon the exercise of Redemption Rights in accordance with the provisions of the SPAC Organizational Documents. As of the date hereof, there are no Actions pending or, to the knowledge of SPAC, threatened in writing with respect to the Trust Account. There are no claims, proceedings or other Actions pending with respect to, or against, the Trust Fund and, to the knowledge of SPAC, there are no events, circumstances or conditions that would reasonably result in any such claim, proceeding or other Action. Upon consummation of the Merger and notice thereof to the Trustee pursuant to the Trust Agreement, SPAC shall cause the Trustee to, and the Trustee shall thereupon be obligated to, release to SPAC as promptly as practicable, the Trust Funds in accordance with the Trust Agreement at which point the Trust Account shall terminate; provided, however that the liabilities and obligations of SPAC due and owing or incurred at or prior to the Closing shall be paid as and when due, including all amounts payable (A) to SPAC Shareholders who shall have exercised their Redemption Rights, (B) with respect to filings, applications and/or other actions taken pursuant to this Agreement required under Law, (C) to the Trustee for fees and costs incurred in accordance with the Trust Agreement; (D) to third parties (e.g., professionals, printers, etc.) who have rendered services to SPAC in connection with its efforts to effect the Merger and (E) to underwriters to pay deferred underwriting fees incurred in connection with SPAC’s initial public offering. As of the date hereof, assuming the accuracy of the representations and warranties of the Company herein and the compliance by the Company with its respective obligations hereunder, SPAC has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to SPAC at the Closing.

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Section 5.13 Employees. Other than any officers of SPAC as described in the SPAC SEC Reports, SPAC has never employed any employees. Other than consultants and advisors retained in the ordinary course of business (including in connection with the Transactions) or as described in the SPAC SEC Reports, SPAC has never retained any contractors. Other than reimbursement of any out-of-pocket expenses incurred by SPAC’s officers and directors in connection with activities on SPAC’s behalf in an aggregate amount not in excess of the amount of cash held by SPAC outside of the Trust Account, SPAC has no unsatisfied material liability with respect to any employee, officer or director. SPAC has never and does not currently maintain, sponsor, contribute to or have any direct liability under any employee benefit plan (as defined in Section 3(3) of ERISA), nonqualified deferred compensation plan subject to Section 409A of the Code, bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, change in control, fringe benefit, sick pay and vacation plans or arrangements or other employee benefit plans, programs or arrangements. Except as set forth in Section 5.13 of the SPAC Disclosure Schedule, neither the execution and delivery of this Agreement nor the other Ancillary Agreements nor the consummation of the Transactions will (i) result in any payment becoming due to any director, officer or employee of SPAC, (ii) result in the acceleration of the time of payment or vesting of any such benefits, or (iii) give rise to any “excess parachute payment” within the meaning of Section 280G of the Code. There is no contract, agreement, plan or arrangement to which SPAC is a party which requires payment by any party of a Tax gross-up or Tax reimbursement payment to any person.

Section 5.14 Taxes.

(a) SPAC (i) has duly and timely filed (taking into account any extension of time within which to file) all income Tax Returns and other material Tax Returns required to be filed by it as of the date hereof and all such filed Tax Returns are complete and accurate in all material respects; (ii) has timely paid all Taxes that are shown as due on such filed Tax Returns and any other material Taxes that the SPAC is otherwise obligated to pay, except with respect to current Taxes that are not yet due and payable or are otherwise being contested in good faith; (iii) with respect to all material Tax Returns filed by or with respect to it, has not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; and (iv) does not have any deficiency, audit, examination, investigation or other proceeding in respect of a material amount of Taxes or material Tax matters pending or threatened in writing, for a Tax period which the statute of limitations for assessments remains open.

(b) SPAC is not a party to, bound by or has an obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement (including any agreement, contract or arrangement providing for the sharing or ceding of credits or losses) or has a potential liability or obligation to any person as a result of or pursuant to any such agreement, contract, arrangement or commitment other than an agreement, contract, arrangement or commitment the primary purpose of which does not relate to Taxes.

(c) SPAC will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign income Tax law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; or (iii) installment sale made on or prior to the Closing Date; (iv) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; (v) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-United States income Tax law) in existence on or prior to the Closing Date; (vi) any use of an improper method of accounting use for any tax period or portion thereof ending or ended on or prior to the Closing Date; or (vii) income arising or accruing prior to the Closing and includable after the Closing under Subchapter K, Section 951, 951A or 956 of the Code.

(d) SPAC has withheld and paid to the appropriate Tax authority all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any current or former employee, independent contractor, creditor, shareholder or other third party and has complied in all material respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes, including all reporting and record keeping requirements related thereto.

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(e) SPAC has not been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or foreign income Tax Return.

(f) SPAC does not have any material liability for the Taxes of any person under Treasury Regulation section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

(g) SPAC does not have any request for a material ruling in respect of Taxes pending between SPAC, on the one hand, and any Tax authority, on the other hand.

(h) SPAC has made available to the Company true, correct and complete copies of the U.S. federal income Tax Returns filed by SPAC for the 2019 tax year.

(i) SPAC has not within the last two (2) years distributed shares or stock of another person, or had its shares distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(j) SPAC has not engaged in or entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(k) There are no Tax liens upon any assets of SPAC except for Permitted Liens.

(l) SPAC has not received written notice from a jurisdiction where it does not file Tax Returns that it is subject to Tax in that jurisdiction. SPAC has not made an election under Section 965(h) of the Code.

(m) Equity interests in the SPAC are not United States real property interests within the meaning of Section 897(c)(1) of the Code.

(n) SPAC is, and has been since its formation, treated as a foreign corporation for United States federal income tax purposes. SPAC is not a “domestic corporation” within the meaning of Code Section 897(c).

(o) SPAC has not taken or agreed to take any action, and does not intend to or plan to take any action, or has any knowledge of any fact or circumstance that could reasonably be expected to prevent the Merger and the Exchange from qualifying for the Intended Tax Treatment.

Section 5.15 Listing. The issued and outstanding SPAC Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq Capital Market under the symbol “LATNU”. The issued and outstanding SPAC Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq Capital Market under the symbol “LATN”. The issued and outstanding SPAC Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq Capital Market under the symbol “LATNW”. As of the date of this Agreement, there is no Action pending or, to the knowledge of SPAC, threatened against SPAC by the Nasdaq Capital Market or the SEC with respect to any intention by such entity to deregister the SPAC Units, the SPAC Ordinary Shares, or SPAC Warrants or terminate the listing of SPAC on the Nasdaq Capital Market. None of SPAC or any of its affiliates has taken any action in an attempt to terminate the registration of the SPAC Units, the SPAC Ordinary Shares or the SPAC Warrants, under the Exchange Act.

Section 5.16 Prior Business Operation. SPAC has limited its activities in all material respects to those activities (a) contemplated in the prospectus of SPAC, dated as of October 18, 2019, or (b) otherwise necessary to consummate the Transactions.

Section 5.17 SPAC Material Contracts.

(a) The SPAC SEC Reports include true and complete copies of each “material contract” (as such term is defined in Regulation S-K of the SEC) to which SPAC is party (the “SPAC Material Contracts”).

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(b) Each SPAC Material Contract is in full force and effect and, to the knowledge of SPAC, is valid and binding upon and enforceable against each of the parties thereto (subject to the Remedies Exception), except insofar as enforceability may be limited by the Remedies Exceptions. True and complete copies of all SPAC Material Contracts have been made available to the Company.

Section 5.18 Investment Company Act. SPAC is not an “investment company” or a person directly or indirectly “controlled” by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940.

Section 5.19 Proxy Statement/Prospectus and Registration Statement. None of the information relating to SPAC supplied by SPAC in writing for inclusion in the Proxy Statement/Prospectus or Registration Statement will, as of the date the Registration Statement is made effective, as of the date the Proxy Statement/Prospectus (or any amendment or supplement thereto) is first mailed to the SPAC Shareholders, at the time of the SPAC Shareholders’ Meeting, or at the Merger Effective Time, contain any misstatement of a material fact or omission of any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that SPAC makes no representation with respect to any forward-looking statements supplied by or on behalf of SPAC for inclusion in, or relating to information to be included in the Proxy Statement/Prospectus or Registration Statement.

Section 5.20 SPAC’s Investigation and Reliance. SPAC is a sophisticated purchaser and has made its own independent investigation, review and analysis regarding the Company and the Company Subsidiaries and the Transactions, which investigation, review and analysis were conducted by SPAC together with expert advisors, including legal counsel, that it has engaged for such purpose. SPAC and its Representatives have been provided with full and complete access to the Representatives, books and records of the Company and the Company Subsidiaries and other information that they have requested in connection with their investigation of the Company, the Company Subsidiaries and the Transactions. SPAC is not relying on any statement, representation or warranty, oral or written, express or implied, made by the Company, any of the Company Subsidiaries or their Representatives (including the Company Shareholders), except as expressly set forth in Article IV (as modified by the Company Disclosure Schedule). Neither the Company nor any of its shareholders, affiliates or Representatives shall have any liability to SPAC or any of its shareholders, affiliates or Representatives resulting from the use of any information, documents or materials made available to SPAC, whether orally or in writing, in any confidential information memoranda, the Dataroom or other “datarooms,” management presentations, due diligence discussions or in any other form in expectation of the Transactions. Neither the Company nor any of its shareholders, affiliates or Representatives is making, directly or indirectly, any representation or warranty with respect to any estimates, projections or forecasts involving the Company and the Company Subsidiaries.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF HOLDCO AND MERGER SUB

Each of Holdco and Merger Sub hereby represents and warrants to SPAC as follows:

Section 6.01 Organization. Each of Holdco and Merger Sub is a company duly organized, validly existing and in good standing (insofar as such concept exists in the relevant jurisdiction) under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted.

Section 6.02 Organization Documents. Each of Holdco and Merger Sub has heretofore furnished to SPAC complete and correct copies of the Holdco Organizational Documents and Merger Sub Organizational Documents, respectively, as of the date of this Agreement. Each of the Holdco Organizational Documents and Merger Sub Organizational Documents are in full force and effect and neither Holdco nor Merger Sub is in violation of any of the provisions of such organizational documents.

Section 6.03 Capitalization.

(a) As of the date hereof, the share capital of Holdco consists of 4,000,000 Holdco Redeemable A Shares, having a nominal value of $0.01 each. As of the date hereof, the Company is the sole shareholder of Holdco.

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(b) As of the date hereof, the authorized share capital of Merger Sub consists of 500,000,000 shares in one class, being Merger Sub Ordinary Shares.

(c) The outstanding Holdco Redeemable A Shares have been issued and granted in compliance with the 1915 Law and were issued free and clear of all Liens other than transfer restrictions under the 1915 Law and the Holdco Organizational Documents.

(d) The shares constituting the Merger Consideration being delivered by Holdco hereunder shall be duly and validly issued and fully paid, and each such share or other security shall be issued free and clear of preemptive rights and all Liens, other than transfer restrictions under applicable securities Laws and the A&R Holdco Organizational Documents. The Holdco Ordinary Shares constituting the Merger Consideration being delivered by Holdco hereunder will be issued in compliance with the 1915 Law and will not be subject to or give rise to any preemptive rights or rights of first refusal, other than those which are mandatorily applicable under the 1915 Law.

(e) Except as contemplated by this Agreement, the Holdco Organizational Documents, the IFC Redemption Agreement and the Exchange Agreements and except as for the mandatory subscription rights provided for in the 1915 Law, (i) there are no other options, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital of Holdco or obligating Holdco to issue or sell any shares of, or other equity interests in, Holdco, (ii) Holdco is not a party to, or otherwise bound by, and Holdco has not granted, any equity appreciation rights, participations, phantom equity or similar rights and (iii) there are no voting trusts, voting agreements, proxies, shareholder agreements or other similar agreements with respect to the voting or transfer of the Holdco Ordinary Shares or any of the equity interests or other securities of Holdco. As of the date hereof, except for Merger Sub, Holdco does not own any equity interests in any person.

Section 6.04 Authority Relative to this Agreement. Each of Holdco and Merger Sub have all necessary power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery of this Agreement and such Ancillary Agreements to which they are a party by each of Holdco and Merger Sub and the consummation by each of Holdco and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Holdco or Merger Sub are necessary to authorize this Agreement, each such Ancillary Agreement to which they are a party or to consummate the Transactions (other than (a) the filing and recordation of appropriate Merger and Exchange documents as required by Cayman Islands Companies Act and the 1915 Law, as the case may be, (b) the Holdco Shareholder Approval, (c) the Holdco Board resolutions approving (i) the issuance on the Closing Date (and conditional on Closing) by a delegate of (A) the Merger Consideration and (B) new Holdco Ordinary Shares and new Holdco Redeemable B Shares following the Merger; both pursuant to the Holdco Delegate Resolutions, (ii) the redemption by the Holdco Board immediately after, and conditional upon, the Closing, by a delegate of all the Holdco Redeemable A Shares held by the Company in Holdco, and (iii) the redemption by the Holdco Board immediately after, and conditional upon, the Closing, by a delegate of all the Holdco Redeemable B Shares held by the IFC after the consummation of the Exchange, and (d) the Holdco Delegate Resolutions). This Agreement and each such Ancillary Agreement have been duly and validly executed and delivered by Holdco and Merger Sub and, assuming due authorization, execution and delivery by the Company and SPAC, constitutes a legal, valid and binding obligation of Holdco or Merger Sub, enforceable against Holdco or Merger Sub in accordance with its terms subject to the Remedies Exceptions.

Section 6.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery by Holdco and Merger Sub of this Agreement and each Ancillary Agreement to which it is a party does not, and the performance of this Agreement and each such Ancillary Agreement by Holdco and Merger Sub will not, (i) conflict with or violate the Holdco Organizational Documents or Merger Sub Organizational Documents (as the case may be), (ii) assuming that all consents, approvals, authorizations and other actions described in have been obtained and all filings and obligations described in have been made, conflict with or violate any Law, rule, regulation, order, judgment or decree applicable to Holdco or Merger Sub or by which any of their respective property or assets is bound or affected or (iii) result in any breach of, or constitute a

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default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Holdco or Merger Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which each of Holdco or Merger Sub is a party or by which Holdco or Merger Sub or any of their respective property or assets is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have or reasonably be expected to have a material adverse effect.

(b) The execution and delivery by Holdco and Merger Sub of this Agreement and each Ancillary Agreement to which it is a party does not, and the performance of this Agreement and each such Ancillary Agreement by Holdco or Merger Sub, as applicable, will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, Blue Sky Laws and state takeover laws, the Antitrust Laws, if any, and filing and recordation of appropriate merger documents as required by Cayman Islands Companies Act and the 1915 Law, as the case may be and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent Holdco and Merger Sub from performing their respective material obligations under this Agreement and each such Ancillary Agreement.

Section 6.06 Compliance. Neither Holdco nor Merger Sub is or has been in conflict with, or in default, breach or violation of, (a) any Law applicable to Holdco or Merger Sub or by which any property or asset of Holdco or Merger Sub is bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Holdco or Merger Sub is a party or by which Holdco or Merger Sub or any property or asset of Holdco or Merger Sub is bound. Holdco and Merger Sub are in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for Holdco and Merger Sub to own, lease and operate their respective properties or to carry on their respective businesses as they are now being conducted.

Section 6.07 Board Approval; Vote Required.

(a) The Holdco Board has by resolutions duly adopted by written consent and not subsequently rescinded or modified in any way, duly (i) determined that this Agreement and the Transactions are in the best interests of Holdco and (ii) approved this Agreement and the Transactions and shall, prior to the Closing Date, cause the Holdco Delegate Resolutions to be issued.

(b) The only vote of the holders of any class or series of capital of Holdco that is necessary to approve this Agreement, the Exchange and the Transactions is the Holdco Shareholder Approval.

(c) Merger Sub Board has, by resolutions duly adopted by written consent and not subsequently rescinded or modified in any way, duly (i) determined that this Agreement and the Transactions are fair to and in the best interests of Merger Sub and Holdco (as the sole shareholder of Merger Sub), (ii) approved this Agreement and the Transactions and declared their advisability and (iii) recommended that Holdco (as the sole shareholder of Merger Sub) approve and adopt this Agreement and approve the Transactions and directed that this Agreement and the Transactions be submitted for consideration by Holdco (as the sole shareholder of Merger Sub).

(d) The only shareholder vote of Merger Sub that is necessary to approve this Agreement and the Transactions is the affirmative vote of the Holdco as sole shareholder of Merger Sub.

Section 6.08 No Prior Operations of Holdco or Merger Sub; Post-Closing Operations. Holdco and Merger Sub were formed for the sole purposes of entering into this Agreement and the Ancillary Agreements to which they are party and engaging in the Transactions. Since the date of the Holdco Organizational Documents and the Merger Sub Organizational Documents, as the case may be, neither Holdco nor Merger Sub has engaged in any business or activities whatsoever, nor incurred any liabilities, except in connection with this Agreement, the Ancillary Agreements or in furtherance of the Transactions. Neither Holdco nor Merger Sub has any employees or liabilities under any Plan.

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Section 6.09 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Holdco or Merger Sub.

Section 6.10 Proxy Statement/Prospectus and Registration Statement. None of the information relating to Holdco or Merger Sub supplied by Holdco or Merger Sub in writing for inclusion in the Proxy Statement/Prospectus or Registration Statement will, as of the date the Registration Statement is declared effective, as of the date the Proxy Statement/Prospectus (or any amendment or supplement thereto) is first mailed to the SPAC Shareholders, at the time of the SPAC Shareholders’ Meeting, or at the Merger Effective Time, contain any misstatement of a material fact or omission of any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that Holdco and Merger Sub make no representation with respect to any forward-looking statements supplied by or on behalf of Holdco or Merger Sub for inclusion in, or relating to information to be included in the Proxy Statement/Prospectus or Registration Statement.

Section 6.11 Tax Matters. To the knowledge of Company, Holdco and the Merger Sub, there is no plan or intention to liquidate SPAC (including a liquidation for Tax purposes) following the Transactions.

ARTICLE VII
CONDUCT OF BUSINESS PENDING THE MERGER

Section 7.01 Conduct of Business by the Company, Holdco and Merger Sub Pending the Merger.

(a) The Company agrees that, between the date of this Agreement and the Closing or the earlier termination of this Agreement, except as (i) expressly contemplated or permitted by any other provision of this Agreement or any Ancillary Agreement, (ii) as set forth in Section 7.01 of the Company Disclosure Schedule, and (iii) as required by applicable Law (including COVID-19 Measures or as may be requested or compelled by any Governmental Authority), unless SPAC shall otherwise consent in writing, which consent shall not be unreasonably withheld, delayed or conditioned: (A) the Company shall, and shall cause the Company Subsidiaries to, conduct their business in all material respects in the ordinary course of business and in a manner consistent with past practice; provided that, in the case of actions that are taken (or omitted to be taken) reasonably in response to an emergency or urgent condition or conditions arising from COVID-19, the Company and the Company Subsidiaries shall not be deemed to be acting outside the ordinary course of business, so long as such actions or omissions are reasonably designed to (1) protect the health or welfare of the Company’s employees, directors, officers or agents or (2) comply with clause (B) of this Section 7.01(a), and in each case, the Company promptly notifies SPAC prior to taking such actions and reasonably takes into account the reasonable requests of SPAC in further acts or omissions of the Company with respect to such condition or conditions arising from COVID-19; and (B) the Company shall use its reasonable best efforts to preserve substantially intact the business organization of the Company and the Company Subsidiaries and shall use its commercially reasonable efforts to keep available the services of the current officers, key employees and consultants of the Company and the Company Subsidiaries and to preserve the current relationships of the Company and the Company Subsidiaries with customers, suppliers and other persons with which the Company or any Company Subsidiary has significant business relations.

(b) By way of amplification and not limitation, except as (x) expressly contemplated or permitted by any other provision of this Agreement or any Ancillary Agreement, (y) as set forth in Section 7.01 of the Company Disclosure Schedule, and (z) as required by applicable Law (including COVID-19 Measures or as may be requested or compelled by any Governmental Authority), the Company shall not, and shall cause each Company Subsidiary, Holdco and Merger Sub not to, between the date of this Agreement and the Closing or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of SPAC which consent shall not be unreasonably withheld, delayed or conditioned:

(i) amend or otherwise change its memorandum of association, articles of association, certificate of incorporation, by-laws or equivalent organizational documents;

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(ii) issue, sell, pledge, dispose of, grant or encumber, solicit, propose, negotiate with respect to, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (A) any shares of any class of capital stock of the Company or any Company Subsidiary, if any, (B) any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest) or (C) except in the ordinary course of business, any assets of the Company or any Company Subsidiary;

(iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

(iv) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock, other than redemptions of equity securities from former employees upon the terms set forth in the underlying agreements governing such equity securities;

(v) merge or consolidate with any other person or restructure, reorganize, dissolve or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses;

(vi) acquire or invest (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporate partnership, other business organization, or any division thereof, in each case, for an aggregate purchase price that exceeds $5,000,000;

(vii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or intentionally grant any security interest in any of its assets, in each case, except in the ordinary course of business and consistent with past practice;

(viii) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel abandon or allow to lapse or expire or otherwise dispose of any of its material assets, properties, licenses, operations, rights, production lines, businesses or interests therein, except for sales or other dispositions in the ordinary course of business consistent with past practice;

(ix) (A) increase the compensation or benefit payable to any current or former director, officer, employee or consultant of the Company or any Company Subsidiary, other than (1) health and welfare plan renewals in the ordinary course of business consistent with past practices or (2) increases in base salary or wage of employees in the ordinary course of business whose annual base salary or wage is not in excess of $300,000; (B) take any action to accelerate or commit to accelerate the funding, payment, or vesting of any compensation or benefits to any current or former director, officer, employee or consultant; (C) hire or otherwise enter into any employment or consulting agreement or arrangement with any person or terminate (other than for cause) any current or former director, officer, employee or consultant provider whose annual base salary or wage would exceed $300,000; or (D) enter into any new, or materially amend any existing employment or severance or termination agreement with any current or former director, officer, employee or consultant provider whose annual base salary or wage would exceed $300,000;

(x) adopt, enter into, materially amend and/or terminate any Plan or any plan, program, agreement, arrangement or policy for the current or future benefit of any current or former director, officer, employee, consultant or individual independent contractor that would be a Plan if it were in existence on the date hereof (including any existing employment or severance or termination agreement with any current or former director, officer, employee or consultant), except as may be required by applicable Law or health and welfare Plan renewals in the ordinary course of business and consistent with past practice;

(xi) materially amend other than reasonable and usual amendments in the ordinary course of business, with respect to accounting policies or procedures, other than as required by the Accounting Principles;

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(xii) make change or revoke any material Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, materially amend any Tax Returns or file claims for Tax refunds except in the ordinary course of business, enter into any closing agreement, waive or extend any statute of limitations period in respect of an amount of Taxes, settle any Tax claim, audit or assessment, or surrender any right to claim a Tax refund, offset or other reduction in Tax liability;

(xiii) materially amend or modify, or consent to the termination (excluding any expiration in accordance with its terms) of any Material Contract or materially amend or modify, waive, or consent to the termination (excluding any expiration in accordance with its terms) of the Company’s or any Company Subsidiary’s material rights thereunder, in each case in a manner that is adverse to the Company or any Company Subsidiary, taken as a whole, except in the ordinary course of business;

(xiv) intentionally permit any material item of Company IP to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed, or otherwise become unenforceable or fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required to maintain and protect its interest in each and every material item of Company IP;

(xv) create or incur any Lien material to the Company, any Company Subsidiary, Holdco or Merger Sub other than Permitted Liens incurred in the ordinary course of business consistent with past practice;

(xvi) make any loans, advances, or guarantees in any person (other than the Company or any Company Subsidiaries) that exceed $500,000 in the aggregate at any time outstanding;

(xvii) fail to make or authorize any budgeted capital expenditures or make or authorize any unbudgeted capital expenditures, in each case in excess of 10% of the aggregate amount of budgeted capital expenses;

(xviii) fail to pay or satisfy when due any material account payable or other material liability, other than in the ordinary course of business consistent with past practice or any such liability that is being contested in good faith by the Company or any Company Subsidiary;

(xix) fail to keep current and in full force and effect, or comply in all material respects with the requirements of any Company Permit issued to the Company or any Company Subsidiary by any Governmental Authority;

(xx) take any steps for liquidation, winding-up, freeze of proceedings, arrangements with creditors or similar action or proceeding by or in respect of the Company or any Company Subsidiary;

(xxi) take any actions or omit to take any actions that would, individually or in the aggregate, reasonably be expected to result in any of the conditions set forth in Article IX not being satisfied;

(xxii) engage in any dealings or transactions (i) with any Restricted Person in violation of applicable laws; (ii) involving any Sanctionable Activity; or (iii) otherwise in violation of Sanction Laws, Export Control Laws or Import Control Laws; or

(xxiii) enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

(c) By way of amplification and not limitation, Holdco shall not, and the Company shall not permit Holdco to, between the date of this Agreement and the Closing or the earlier termination of this Agreement, directly or indirectly, except as expressly contemplated or permitted by any other provision of this Agreement, any Ancillary Agreements or as may be required by applicable Law (including as may be requested or compelled by any Governmental Authority), do any of the following without the prior written consent of SPAC which consent shall not be unreasonably withheld, delayed or conditioned:

(i) engage in any business or activity other than the consummation of the Exchange;

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(ii) amend or otherwise change the Holdco Organizational Documents except for the A&R Holdco Organizational Documents or as otherwise required to implement the Holdco Redeemable A Shares Redemption, the Holdco Redeemable B Shares Redemption, the Exchange and issuance of Merger Consideration;

(iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

(iv) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the Holdco Ordinary Shares;

(v) issue, sell, pledge, dispose of, grant or encumber, or authorize, solicit, propose, or negotiate with respect to the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of capital or other securities of Holdco or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital, or any other ownership interest (including, without limitation, any phantom interest), of Holdco;

(vi) liquidate, dissolve, reorganize or otherwise wind up the business and operations of Holdco;

(vii) amend any Exchange Agreement or any other agreement related to the Exchange;

(viii) permit any Company Shareholder who acquires Holdco Ordinary Shares pursuant to the Exchange to transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or otherwise dispose of any Holdco Ordinary Shares, or recognize any such transfer, sale, lease, license, mortgage, pledge, surrender, encumbrances, divestment, cancellation, abandonment or other disposition of Holdco Ordinary Shares;

(ix) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any Company Ordinary Shares acquired pursuant to the Exchange and any such attempted action shall be null and void and Company will not inscribe any such transfer (of any kind as contemplated in this provision) in the shareholder register of Company;

(x) acquire or hold any equity securities or rights thereto in any person other than the Company, pursuant to the Exchange, and Merger Sub; or

(xi) enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

Section 7.02 Conduct of Business by SPAC Pending the Merger. SPAC agrees that, between the date of this Agreement and the Closing or the earlier termination of this Agreement, except as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement or in connection with a PIPE, and except as set forth on Section 7.02 of the SPAC Disclosure Schedule and as required by applicable Law (including as may be requested or compelled by any Governmental Authority), unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the business of SPAC shall be conducted in the ordinary course of business and in a manner consistent with past practice and SPAC shall not, directly or indirectly, take any action that would reasonably be likely to materially delay or prevent the Transactions. By way of amplification and not limitation, except as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement, as set forth on Section 7.02 of the SPAC Disclosure Schedule or as required by applicable Law (including as may be requested or compelled by any Governmental Authority), SPAC shall not, between the date of this Agreement and the Closing or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of the Company, which consent shall not be unreasonably withheld, delayed or conditioned:

(a) amend or otherwise change the SPAC Organizational Documents;

(b) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, shares, property or otherwise, with respect to any of its shares, other than pursuant to the Redemption Rights from the Trust Fund that are required pursuant to the SPAC Organizational Documents;

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(c) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the SPAC Ordinary Shares or SPAC Warrants except for the Redemption Rights from the Trust Fund that are required pursuant to the SPAC Organizational Documents;

(d) issue, sell, pledge, dispose of, grant or encumber, or authorize, solicit, propose, or negotiate with respect to the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of shares or other securities of SPAC or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such shares, or any other ownership interest (including, without limitation, any phantom interest), of SPAC;

(e) reclassify, combine, split or subdivide, directly or indirectly, any of its shares (except pursuant to the Redemption Rights);

(f) acquire (including, without limitation, by merger, consolidation, or acquisition of stock, shares or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any material amount of assets or enter into any strategic joint ventures, partnerships or alliances with any other person;

(g) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or intentionally grant any security interest in any of its assets;

(h) make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by a concurrent amendment in GAAP or applicable Law made subsequent to the date hereof, as agreed to by its independent accountants;

(i) make, change or revoke any material Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, amend any Tax Returns or file claims for Tax refunds, enter into any closing agreement, waive or extend any statute of limitations period in respect of an amount of Taxes, settle any Tax claim, audit or assessment, or surrender any right to claim a Tax refund, offset or other reduction in Tax liability;

(j) liquidate, dissolve, reorganize or otherwise wind up the business and operations of SPAC;

(k) amend the Trust Agreement or any other agreement related to the Trust Account; or

(l) enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

Section 7.03 Claims Against Trust Account. Each of Holdco, Merger Sub and the Company agrees that, notwithstanding any other provision contained in this Agreement, none of Holdco, Merger Sub or the Company does now have, and shall not at any time prior to the Merger Effective Time have, any claim to, or make any claim against, the Trust Fund, regardless of whether such claim arises as a result of, in connection with or relating in any way to, the business relationship between or among Holdco, Merger Sub, the Company and SPAC, this Agreement, or any other agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims against the Trust Fund are collectively referred to in this Section 7.03 as the “Claims”). Notwithstanding any other provision contained in this Agreement, each of Holdco, Merger Sub and the Company hereby irrevocably waives any Claim it may have, now or in the future and will not seek recourse against the Trust Fund for any reason whatsoever in respect thereof provided, however, that the foregoing waiver will not limit or prohibit any of Holdco, Merger Sub or the Company from pursuing a claim against SPAC or any other person (a) for legal relief against monies or other assets of SPAC held outside of the Trust Account or for specific performance or other equitable relief in connection with the Transactions or (b) for damages for breach of this Agreement against SPAC (or any successor entity) in the event this Agreement is terminated for any reason and SPAC consummates a business combination transaction with another party. In the event that any of Holdco, Merger Sub or the Company commences any Claims against or involving the Trust Fund in violation of the foregoing, SPAC shall be entitled to recover from Holdco, Merger Sub or the Company, as applicable the associated reasonable legal fees and costs in connection with any such action, in the event SPAC prevails in such action or proceeding.

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Section 7.04 SPAC Public Filings.

(a) Between the date of this Agreement and the Closing or the earlier termination of this Agreement, SPAC will keep current and timely file all of the forms, reports, schedules, statements and other documents required to be filed by SPAC with the SEC, including all necessary amendments and supplements thereto, and otherwise comply in all material respects with applicable securities Laws (the “Additional SEC Reports”). All such Additional SEC Reports (including any financial statements or schedules included therein) (i) shall be prepared in all material respects in accordance with either the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations promulgated thereunder and (ii) will not, at the time they are filed, or, if amended, as of the date of such amendment, contain any Misrepresentation. As used in this Section 7.04, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or Nasdaq. Any Additional SEC Reports which discuss or refer to this Agreement or the Transactions shall be subject to the prior review and approval of the Company (not to be unreasonably withheld, delayed or conditioned).

(b) Between the date of this Agreement and the Closing or the earlier termination of this Agreement, SPAC shall use its reasonable best efforts prior to the Merger to maintain the listing of the SPAC Units, the SPAC Ordinary Shares and the SPAC Warrants on the Nasdaq Capital Market.

ARTICLE VIII
ADDITIONAL AGREEMENTS

Section 8.01 Proxy Statement; Registration Statement.

(a) As promptly as practicable after the execution and delivery of this Agreement and delivery of the PCAOB Financials, (i) Holdco, the Company and SPAC shall prepare and Holdco shall file with the SEC the proxy statement/prospectus (as amended or supplemented from time to time, the “Proxy Statement/Prospectus”) to be sent to the SPAC Shareholders relating to the general meeting of SPAC (the “SPAC Shareholders’ Meeting”) for the purpose of soliciting proxies from SPAC Shareholders for the matters to be acted upon at the SPAC Shareholders’ Meeting and providing the SPAC Shareholders an opportunity in accordance with the SPAC Organizational Documents to have their SPAC Ordinary Shares redeemed (the “Redemption”) in conjunction with the shareholder vote on the SPAC Proposals and (ii) Holdco, the Company and SPAC shall prepare and Holdco shall file (and the Company and SPAC shall cause Holdco to file) with the SEC a registration statement on Form F-4 or such other applicable form as the Company and SPAC may agree (as amended or supplemented from time to time, the “Registration Statement”), in which the Proxy Statement/Prospectus will be included, in connection with the registration under the Securities Act of the Holdco Ordinary Shares and Holdco Warrants to be issued in the Merger. Each Party shall use its reasonable best efforts to cause the Registration Statement and the Proxy Statement/Prospectus to comply with the applicable rules and regulations promulgated by the SEC, including providing any necessary opinions of counsel, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and to keep the Registration Statement effective as long as is necessary to consummate the Transactions. Each of Holdco, the Company and SPAC shall furnish all information as may be reasonably requested by the other Parties in connection with any such action and the preparation, filing and distribution of the Registration Statement and the Proxy Statement/Prospectus; provided, however, that no Party shall use any such information for any purposes other than those contemplated by this Agreement unless such Party obtains the prior written consent of the other. SPAC also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the Transactions, and the Company shall furnish all information concerning the Company and the Company Subsidiaries as may be reasonably requested in connection with any such action; provided that, without the prior written consent of the Company, SPAC shall not use any such information for any purposes other than to obtain necessary state securities law or “Blue Sky” permits and approvals.

(b) As promptly as practicable after the Registration Statement shall have become effective, SPAC shall use its reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to the SPAC Shareholders as of the record date for the SPAC Shareholders’ Meeting. No filing of, or amendment or supplement to, the Registration

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Statement or the Proxy Statement/Prospectus will be made (in each case including documents incorporated by reference therein) by SPAC, the Company or Holdco without providing the other with a reasonable opportunity to review and comment thereon and each Party shall give reasonable and good faith consideration to any comments made by any other Party and their counsel. Each of SPAC, the Company and Holdco will be given a reasonable opportunity to participate in the response to any SEC comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with SPAC, the Company or Holdco or their counsel in any discussions or meetings with the SEC. SPAC shall comply with all applicable rules and regulations promulgated by the SEC, any applicable rules and regulations of Nasdaq, SPAC Organizational Documents, and this Agreement in the preparation, filing and distribution of the Proxy Statement/Prospectus, any solicitation of proxies thereunder, the calling and holding of the SPAC Shareholders’ Meeting and the Redemption.

(c) If at any time prior to the Merger Effective Time, any information relating to SPAC, the Company or Holdco or any of their respective affiliates, directors or officers, should be discovered by SPAC, the Company or Holdco which should be set forth in an amendment or supplement to either the Registration Statement or the Proxy Statement/Prospectus, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party that discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the SPAC Shareholders.

(d) Each of SPAC, the Company and Holdco will advise the other Parties promptly after it receives any oral or written request by the SEC for amendment of the Proxy Statement/Prospectus or the Registration Statement, as applicable, or comments thereon and responses thereto, any oral or written comments or requests in relation to the SPAC Shareholders’ Meeting or the Redemption, or requests by the SEC for additional information and each Party will promptly provide the other with copies of any written communication between it or any of its Representatives, on the one hand, and the SEC, any state securities commission or their respective staffs, on the other hand, with respect to the Proxy Statement/Prospectus, the Registration Statement, the Exchange, the Merger, the SPAC Shareholders’ Meeting or the Redemption. SPAC, the Company and Holdco shall use their respective reasonable best efforts, after consultation with each other, to resolve all such requests or comments with respect to the Proxy Statement/Prospectus, the Registration Statement, the SPAC Shareholders’ Meeting or the Redemption, as applicable, as promptly as reasonably practicable after receipt thereof.

(e) Without limiting the generality of the foregoing, each of SPAC, the Company and Holdco shall cooperate with each other in the preparation of each of the Proxy Statement/Prospectus and the Registration Statement, and each of the Company and SPAC shall furnish Holdco with all information concerning it and its affiliates as the providing Party (after consulting with counsel) may deem reasonably necessary or advisable in connection with the preparation of the Proxy Statement/Prospectus or the Registration Statement, as applicable.

(f) SPAC, the Company and Holdco shall notify each other promptly of the time when the Registration Statement has become effective, of the issuance of any stop order or suspension of the qualification of the Holdco Ordinary Shares or Holdco Warrants issuable in connection with the Merger for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement/Prospectus or the Registration Statement or for additional information.

Section 8.02 SPAC Shareholders’ Meetings. SPAC shall call the SPAC Shareholders’ Meeting in accordance with the SPAC Organizational Documents and applicable Law for the purposes of voting upon the SPAC Proposals as promptly as practicable after the date on which the SEC has declared the Registration Statement effective for the purpose of voting solely upon the SPAC Proposals. SPAC shall consult with the Company in fixing the record date for the SPAC Shareholders’ Meeting and the date of the SPAC Shareholders’ Meeting, give notice to the Company of the SPAC Shareholders’ Meeting and allow the Company’s representatives and legal counsel to attend the SPAC Shareholders’ Meeting. Without the prior written consent of the Company (not to be unreasonably withheld, delayed

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or conditioned), the SPAC Proposals shall be the only matters (other than procedural matters) which SPAC shall propose to be acted on by the SPAC Shareholders at the SPAC Shareholders’ Meeting. SPAC shall include in the Proxy Statement/Prospectus the recommendation of the SPAC Board that the SPAC Shareholders vote in favor of the SPAC Proposals and shall otherwise use its reasonable best efforts to obtain the approval of the SPAC Proposals at the SPAC Shareholders’ Meeting, including by soliciting from its shareholders proxies as promptly as possible in favor of the SPAC Proposals, and shall take all other action necessary or advisable to secure the required vote or consent of its shareholders therefor. SPAC shall provide the Company with (a) updates with respect to the tabulated vote counts received by SPAC, (b) the right to demand postponement or adjournment of the SPAC Shareholders’ Meeting if, based on the tabulated vote count, SPAC will not receive the required approval of its shareholders of the SPAC Proposals; provided, however, that SPAC shall not be permitted to postpone the SPAC Shareholders’ Meeting more than the earlier of (i) five (5) Business Days prior to the Outside Date and (ii) ten (10) days from the date of the first SPAC Shareholders’ Meeting without the prior written consent of the Company (not to be unreasonably withheld, delayed or conditioned), and (c) the right to review and comment on all communication sent to SPAC Shareholders, holders of SPAC Warrants and/or proxy solicitation firms.

Section 8.03 Access to Information; Confidentiality.

(a) From the date of this Agreement until the earlier of the Closing or the termination of this Agreement, the Company and SPAC shall (and shall cause their respective subsidiaries to): (i) provide to the other Party (and the other Party’s officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, collectively, “Representatives”) reasonable access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of such Party and its subsidiaries and to the books and records thereof; provided, that such access shall not unreasonably interfere with the business and operations of SPAC and the Company; and (ii) furnish promptly to the other Party such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such Party and its subsidiaries as the other Party or its Representatives may reasonably request. Notwithstanding the foregoing, neither the Company nor SPAC shall be required to provide access to or disclose information where the access or disclosure would jeopardize the protection of attorney-client privilege or contravene applicable Law (it being agreed that the Parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention).

(b) All information obtained by the Parties pursuant to this Section 8.03 shall be kept confidential in accordance with the confidentiality agreement, dated October 30, 2020 (the “Confidentiality Agreement”), between SPAC and the Company.

(c) Notwithstanding anything in this Agreement to the contrary, each Party (and its Representatives) may consult any tax advisor regarding the tax treatment and tax structure of the Transactions and may disclose to any other person, without limitation of any kind, the tax treatment and tax structure of the Transactions and all materials (including opinions or other tax analyses) that are provided relating to such treatment or structure, in each case in accordance with the Confidentiality Agreement.

Section 8.04 Employee Benefits Matters.

(a) Holdco shall, or shall cause the Company, the Surviving Company and each of their respective subsidiaries, as applicable, to provide the employees of the Company and the Company Subsidiaries who remain employed immediately after the Closing (the “Continuing Employees”) to receive credit for purposes of eligibility to participate and vesting under any employee benefit plan, program or arrangement established or maintained by Holdco, the Company or the Surviving Company or any of their respective subsidiaries, other than any qualified or nonqualified defined benefit plan, for service accrued or deemed accrued prior to the Closing with the Company or any Company Subsidiary; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit. In addition, Holdco shall use reasonable best efforts to (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under each of the employee benefit plans established or maintained by Holdco, the Company, the Surviving Company or any of their respective subsidiaries that cover the Continuing Employees or

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their dependents following the Closing and (ii) cause any eligible expenses incurred by any Continuing Employee and his or her covered dependents, during the portion of the plan year in which the Closing occurs, under those health and welfare Plans in which such Continuing Employee participates immediately prior to the Closing to be taken into account under those health and welfare benefit plans of Holdco, the Company, the Surviving Company or any of their respective subsidiaries in which such Continuing Employee participates following the Closing for purposes of satisfying all deductible, coinsurance, and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year. Following the Closing, Holdco shall, or shall cause the Company, the Surviving Company and each of their respective subsidiaries, as applicable, to honor all accrued but unused vacation and other paid time off of the Continuing Employees that existed immediately prior to the Closing.

(b) Notwithstanding anything in this Section 8.04 to the contrary, nothing contained herein, whether express or implied, is or will be deemed to be an establishment, amendment or other modification of any Plan or any employee benefit plan, program, policy, agreement or arrangement of Holdco, the Company, the Surviving Company and each of their respective subsidiaries or affiliates, or shall prohibit or limit the right of Holdco, the Company, the Surviving Company and each of their respective subsidiaries or affiliates to amend, terminate or otherwise modify any Plan or other employee benefit plan, program, policy, agreement or arrangement. The Parties acknowledge and agree that all provisions contained in this Section 8.04 are included for their sole benefit, and that nothing in this Section 8.04, whether express or implied, shall create (i)  any third party beneficiary or other rights in any other person, including any Continuing Employee, any participant in any Plan or employee benefit plan, program, policy, agreement or arrangement of Holdco, the Company, the Surviving Company and each of their respective subsidiaries or affiliates, or any dependent or beneficiary thereof, or (ii) any rights in such person to continued employment with Holdco, the Company, the Surviving Company or any of their respective subsidiaries or affiliates or to any particular term or condition of employment.

Section 8.05 Directors’ and Officers’ Indemnification.

(a) To the fullest extent permitted under applicable Law, the A&R Holdco Organizational Documents shall contain provisions no less favorable with respect to indemnification, advancement or expense reimbursement than are set forth in the Company Organizational Documents and the SPAC Organizational Documents, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Closing Date in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Merger Effective Time, were directors, officers, employees, fiduciaries or agents of the Company or SPAC (each such individual, a “D&O Indemnified Party” and collectively, the “D&O Indemnified Parties”), unless such modification shall be required by applicable Law. Holdco and the Company agree that with respect to the provisions of the articles, bylaws, limited liability company agreements or other equivalent organizational documents of the Company Subsidiaries relating to indemnification, advancement or expense reimbursement, such provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Merger Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Closing Date, were directors, managers, officers, employees, fiduciaries or agents of such Company Subsidiary, unless such modification shall be required by applicable Law.

(b) Holdco shall obtain, fully pay the premium for, and maintain prior to the Closing a fully-paid “tail” insurance policy for a term of six (6) years from the Closing Date (the “D&O Tail Policy”, and the period for the D&O Tail Policy, the “Tail Period”) with terms and scope of coverage at least as favorable as the Company’s directors and officers insurance policy and SPAC’s directors and officers insurance policy covering those persons thereunder; provided, however, that nothing in this Section 8.05(b) shall relieve Holdco or the Company of its other obligations under this Section 8.05, or allow Holdco or the Company to delay its performance of its obligations under this Section 8.05 and otherwise to provide indemnification for or make any expense advances with respect to the expenses of any claim for indemnification by a D&O Indemnified Party. Holdco shall maintain the D&O Tail Policy in full force and effect for the full term and comply with all obligations thereunder. Such D&O Tail Policy shall be non-cancellable and placed with the incumbent insurers using the policies that were in place as of the date of this Agreement (unless the incumbent insurers will not offer such policies in which case coverage for

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the Tail Period shall be placed with a substantially comparable insurer with the same or better terms, conditions, exclusions, retentions and limits of the expiring policies). Holdco will instruct the insurers and their brokers that they may communicate directly with the D&O Indemnified Party(ies) regarding such claim, and Holdco and the Company will provide the D&O Indemnified Party(ies) a copy of all insurance policies and coverage correspondence relating to any proceeding involving any D&O Indemnified Party upon request. The D&O Indemnified Parties are express and intended third-party beneficiaries of the provisions of this Section 8.05(b) and shall be entitled to independently enforce the terms hereof as if they were each a party to this Agreement.

(c) In the event Holdco, the Company, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving company or entity in such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then and in any such case proper provision shall be made so that the successors and assigns of Holdco, the Company, the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 8.05.

(d) Holdco shall cause (i) each of its directors to be compensated in substantially the same manner and in the same amount than its other directors and (ii) such compensation to be consistent with compensation of directors of substantially comparable companies, including with respect to size, listed on Nasdaq.

Section 8.06 Notification of Certain Matters. The Company shall give prompt notice to SPAC, and SPAC shall give prompt notice to the Company, of any event which a Party becomes aware of between the date of this Agreement and the Closing (or the earlier termination of this Agreement in accordance with Article X), the occurrence, or non-occurrence of which causes or would reasonably be expected to cause any of the conditions set forth in Article IX to fail. The failure by the Company or SPAC to give notice under this Section 8.06 shall not be deemed to be a breach under this Section 8.06, unless such breach is knowing and in any event shall not give rise to any additional damages above and beyond the breach of the underlying representation, warranty, covenant, condition or agreement, as the case may be.

Section 8.07 Further Action; Reasonable Best Efforts

(a) Upon the terms and subject to the conditions of this Agreement, each of the Parties shall use its reasonable best efforts to take, or cause to be taken, appropriate action, and to do, or cause to be done, such things as are necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions as soon as practicable, including, without limitation, using its reasonable best efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to contracts with the Company and the Company Subsidiaries as set forth in Section 4.05 necessary for the consummation of the Transactions and to fulfill the conditions to the Merger. In case, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each Party shall use their reasonable best efforts to take all such action.

(b) Each of the Parties shall keep each other apprised of the status of matters relating to the Transactions, including promptly notifying the other Parties of any communication it or any of its affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permitting the other Parties to review in advance, and to the extent practicable consult about, any proposed communication by such Party to any Governmental Authority in connection with the Transactions. No Party shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults with the other Parties in advance and, to the extent permitted by such Governmental Authority, gives the other Parties the opportunity to attend and participate at such meeting. Subject to the terms of the Confidentiality Agreement, the Parties will use reasonable best efforts to coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other Parties may reasonably request in connection with the foregoing. Subject to the terms of the Confidentiality Agreement, the Parties will provide each other with copies of all material correspondence, filings or communications, including any documents, information and data contained therewith, between them or any of their Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the Transactions. No Party shall take or cause to be taken any action before any Governmental Authority that is inconsistent with or intended to delay its action on requests for a consent or the consummation of the Transactions.

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Section 8.08 Public Announcements. The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of SPAC and the Company. Thereafter, between the date of this Agreement and the Closing Date (or the earlier termination of this Agreement in accordance with Article X) unless otherwise prohibited by applicable Law or the requirements of the Nasdaq Capital Market, each of SPAC and the Company shall each use its reasonable best efforts to consult with each other before issuing any press release or otherwise making any public statements (including through social media platforms) with respect to this Agreement, the Merger or any of the other Transactions, and shall not issue any such press release or make any such public statement without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed).

Section 8.09 Tax Matters.

(a) No Party has taken (or failed to take) any action or caused any action to be taken (or to fail to be taken) and will not take (or fail to take) any action or will cause any action to be taken (or to fail to be taken) (in each case other than any action provided for or prohibited by this Agreement), or has any knowledge of any fact or circumstance that could reasonably be expected to prevent the Merger and subsequent Exchange from qualifying for the Intended Tax Treatment.

(b) Each Party agrees to act in good faith, consistent with the Intended Tax Treatment and will not take any position on any U.S. Tax Return or otherwise take any U.S. Tax reporting position inconsistent with the Intended Tax Treatment, unless otherwise required by a “determination” within the meaning of Section 1313 of the Code that the Intended Tax Treatment is not correct. For the avoidance of doubt, the preceding sentence shall not be interpreted to prevent a person from reporting transactions hereunder pursuant to other applicable non-recognition provisions of the Code, including under Section 368 of the Code (other than Code Section 368(a)(1)(F)), to the extent any such position is not, in and of itself, conflicting with the qualification of the transactions contemplated hereby for the Intended Tax Treatment. Notwithstanding the foregoing, the Exchange taken together with the election made pursuant to paragraph (c)(iv) below shall be treated as a reorganization under Code Section 368(a)(1)(D).

(c) Tax Covenants.

(i) The Parties agree that this Agreement is a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g) and 1.368-3(a).

(ii) From the date of this Agreement to the Closing, (x) the Company shall and shall cause each of the Company Subsidiaries to, and (y)  SPAC shall:

(A) prepare, in the ordinary course of business consistent with past practice (except as otherwise required by a change in applicable Law), and timely file all Tax Returns required to be filed by it on or before the Closing Date (“Post-Signing Returns”);

(B) deliver drafts of such material Post-Signing Returns to the other Party no later than ten (10) Business Days prior to the date (including extensions) on which such Post-Signing Returns are required to be filed;

(C) fully and timely pay all Taxes due and payable in respect of such Post-Signing Returns that are so filed;

(D) properly reserve (and reflect such reserve in its books and records and relevant financial statements), in the ordinary course of business consistent with past practice, for all Taxes payable by it for which no Post-Signing Return is due prior to the Closing Date; and

(E) promptly notify the other Party of any material federal, state, local or foreign income or franchise, Action or audit pending or threatened in writing against or with respect to such Party or its subsidiaries in respect of any Tax matter.

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(iii) Holdco acknowledges that any SPAC Shareholder who owns five percent (5%) or more of the ordinary shares of Holdco immediately after the Closing, as determined under Section 367 of the Code and the Treasury Regulations promulgated thereunder, may enter into (and cause to be filed with the IRS) a gain recognition agreement in accordance with Treasury Regulations Section 1.367(a)-8. Upon the written request of any such SPAC Shareholder made following the Closing Date, Holdco shall (i) use reasonable best efforts to furnish to such SPAC Shareholder such information as such SPAC Shareholder reasonably requests in connection with such SPAC Shareholder’s preparation of a gain recognition agreement, and (ii) use reasonable best efforts to provide such SPAC Shareholder with the information reasonably requested by such SPAC Shareholder for purposes of determining whether there has been a gain “triggering event” under the terms of such SPAC Shareholder’s gain recognition agreement, in each case, at the sole cost and expense of such requesting SPAC Shareholders.

(iv) After the Merger and the Exchange have been completed, the Company shall file an election that is effective the day after the Merger to be classified as a disregarded entity for United States federal tax purposes under Treasury Regulations Section 301.7701-3.

(d) Transfer Taxes. Any Transfer Taxes incurred in connection with the Transactions shall be paid by SPAC.

Section 8.10 Stock Exchange Listing. The Company, Holdco and SPAC shall use their respective reasonable best efforts to cause the Merger Consideration, to be issued in the form of Holdco Ordinary Shares and Holdco Warrants and Holdco Ordinary Shares that will become issuable upon the exercise of the Holdco Warrants, to be approved for listing on Nasdaq, subject to official notice of issuance, as promptly as practicable after the date of this Agreement, and in any event prior to the Closing Date.

Section 8.11 Delisting and Deregistration. The Company, Holdco and SPAC shall use their respective reasonable best efforts to cause the SPAC Units, SPAC Ordinary Shares and SPAC Warrants to be delisted from Nasdaq (or be succeeded by the respective Holdco securities) and to terminate its registration with the SEC pursuant to Sections 12(b), 12(g) and 15(d) of the Exchange Act (or be succeeded by Holdco) as of the Closing Date or as soon as practicable thereafter.

Section 8.12 Antitrust.

(a) To the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition or creation or strengthening of a dominant position through merger or acquisition, including the HSR Act and the Laws of any jurisdiction or Governmental Authority outside of the United States (“Antitrust Laws”), each Party agrees to promptly (but in no event later than fifteen (15) days after the date hereof) make any required filing or application under Antitrust Laws, as applicable. The Parties agree to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to Antitrust Laws and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods or obtain required approvals, as applicable under Antitrust Laws as soon as practicable, including by requesting early termination of any waiting periods thereunder.

(b) Each Party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the Transactions under any Antitrust Law, use its reasonable best efforts to: (i) cooperate in all respects with each other Party or its affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private person; (ii) keep the other Parties reasonably informed of any communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private person, in each case regarding any of the Transactions; (iii) permit a Representative of the other Parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private person, with any other person, and to the extent permitted by such Governmental Authority or other person, give a Representative or Representatives of the other Parties the opportunity to attend and participate in such meetings and

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conferences; (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised with respect thereto; and (v) use reasonable best efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority.

(c) No Party shall take any action that could reasonably be expected to adversely affect or materially delay the approval of any Governmental Authority of any required filings or applications under Antitrust Laws. The Parties further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the Parties to consummate the Transactions, to use reasonable best efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be. No Party shall permit any of its officers or any other Representatives or agents to participate in any pre-scheduled meeting with any Governmental Authority in respect of any filing, investigation or other inquiry relating to the Transactions unless it consults with the other part in advance and, to the extent permitted by such Governmental Authority, gives the other Party to attend and participate thereat.

Section 8.13 PCAOB Financials. The Company shall deliver true and complete copies of the audited consolidated balance sheet of the Company and the consolidated Company Subsidiaries as of December 31, 2019 and December 31, 2020, and the related audited consolidated statements of income and cash flows of the Company and the consolidated Company Subsidiaries for such years, in each case (a) prepared in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board and audited in accordance with the auditing standards of the PCAOB (collectively, the “PCAOB Financials”) not later than 60 days from the date hereof, unless otherwise extended with SPAC’s consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 8.14 PIPE Investment; Cooperation.

(a) From and after the date of this Agreement until the earlier of the Closing and the termination of this Agreement pursuant to Section 10.01, each of SPAC, the Company and Holdco shall take, or cause to be taken, all reasonable actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the Subscription Agreements, including maintaining in effect such Subscription Agreements and shall use its commercially reasonable efforts to: (i) satisfy in all material respects on a timely basis all conditions and covenants applicable to such Party in such Subscription Agreements and otherwise comply with its obligations thereunder and (ii) in the event that all conditions in such Subscription Agreements (other than conditions that such Party or any of its Affiliates waive the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, consummate transactions contemplated by such Subscription Agreements at or prior to Closing. Without limiting the generality of the foregoing, each of SPAC, the Company and Holdco shall give the other such Party, prompt written notice: (A) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by any party to any Subscription Agreement known to such Party; (B) of the receipt of any written notice or other written communication from any party to any Subscription Agreement (other than written notices or other written communication from such other Party) with respect to any actual, potential, threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any Subscription Agreement or any provisions of any Subscription Agreement and (C) if such Party does not expect to receive all or any portion of the PIPE Investment Amount on the terms, in the manner or from the PIPE Investors contemplated by the Subscription Agreements. SPAC, the Company or Holdco, as applicable, shall deliver all notices it is required to deliver under the Subscription Agreements on a timely basis in order to cause the PIPE Investors to consummate the transactions contemplated by the Subscription Agreements at or prior to the Closing. SPAC shall not amend, modify, waive or otherwise change any executed Subscription Agreements without the prior written consent of the Company, which consent shall not be unreasonably withheld, delayed or conditioned.

(b) Following the date of this Agreement and prior to the Closing Date, SPAC may only, without the prior written consent of the Company, enter into a binding agreement or agreements with a financing source or sources

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relating to a PIPE transaction or transactions substantially identical to the form of the Subscription Agreements, including with respect to price, in an amount equal to any portion SPAC or Holdco is notified that a PIPE Investor does not intend to perform its obligations.

Section 8.15 Exclusivity.

(a) From and after the date hereof until the Closing or, if earlier, the valid termination of this Agreement in accordance with Section 10.01, but only to the extent not inconsistent with the fiduciary duties of the SPAC Board, (i) SPAC will not, and will direct its Representatives acting on its behalf not to, directly or indirectly, (A) initiate, seek, solicit, knowingly facilitate or encourage, submit an indication of interest for, any inquiries, proposals or offer to a Competing Seller relating to a Competing SPAC Transaction or (B) participate in any negotiations with a Competing Seller relating to a Competing SPAC Transaction; (ii) SPAC will, and will cause its Representatives to, (A) terminate immediately any negotiations with any Competing Seller relating to a Competing SPAC Transaction and (B) promptly advise the Company in writing of any proposal regarding a Competing SPAC Transaction involving a Competing Seller that it may receive (it being understood that SPAC will not be required to inform the Company of the identity of the person making such proposal or the material terms thereof);

(b) From and after the date hereof until the Closing or, if earlier, the valid termination of this Agreement in accordance with Section 10.01, the Company and each Company Subsidiary will not, and will direct their respective Representatives acting on their behalf not to, directly or indirectly, (i) initiate, seek, solicit, knowingly facilitate or encourage, submit an indication of interest for, any inquiries, proposals or offer from any person relating to a Competing Transaction, (ii) participate in any discussions or negotiations with any person regarding, or furnish or make available to any person any information relating to the Company or any Company Subsidiary with respect to, a Competing Transaction, other than to make such person aware of the provisions of this Section 8.15(b) or (iii) enter into any understanding, arrangement, agreement, agreement in principle or other commitment (whether or not legally binding) with any person relating to a Competing Transaction.

Section 8.16 Trust Account. As of the Merger Effective Time, the obligations of SPAC to dissolve or liquidate within a specified time period as contained in the SPAC Certificate of Incorporation will be terminated and SPAC shall have no obligation whatsoever to dissolve and liquidate the assets of SPAC by reason of the consummation of the Merger or otherwise, and no shareholder of SPAC shall be entitled to receive any amount from the Trust Account. At least 48 hours prior to the Merger Effective Time, SPAC shall provide notice to the Trustee in accordance with the Trust Agreement and shall deliver any other documents, opinions or notices required to be delivered to the Trustee pursuant to the Trust Agreement and cause the Trustee prior to the Merger Effective Time to, and the Trustee shall thereupon be obligated to, transfer all funds held in the Trust Account to SPAC (to be held as available cash on the balance sheet of SPAC, and to be used for working capital and other general corporate purposes of the business following the Closing) and thereafter shall cause the Trust Account and the Trust Agreement to terminate.

Section 8.17 Termination of Company Shareholders’ Agreements. Prior to Closing, the Company shall deliver to SPAC fully executed Termination Agreements by and among the Company and the Company Shareholders. Upon the Closing, no parties to the Termination Agreements shall have any further rights or obligations thereunder. From the date of execution and delivery of the Termination Agreements, the Company shall use reasonable best efforts to maintain each Termination Agreement in full force and effect (and SPAC shall not take any action to cause any Termination Agreement not to be in full force and effect and shall not refrain from taking any commercially reasonable action necessary to maintain each of the Termination Agreements in full force and effect).

Section 8.18 EU Securities Regulation. From and after the date of this Agreement and until the earlier of the Closing and the termination of this Agreement pursuant to Section 10.01, the Parties shall not make any offer of securities in the European Union in connection with the Transactions other than in accordance with the provisions of the Prospectus Regulation. In the event that the Parties, following consultation with their respective counsel, determine that a prospectus or a prospectus exemption document (as applicable) may be required to be published in accordance with the provisions of the Prospectus Regulation, each Party shall use its reasonable best efforts take such actions and

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do such things that such Party (after consultation with counsel) deems reasonably necessary or desirable, including the delivery or execution of any documents or instruments reasonably required or desirable in order for the Company to publish a prospectus or be exempted from the obligation to publish a prospectus or a prospectus exemption document (as applicable) under the Prospectus Regulation. Without limiting the generality of the foregoing, each of the Parties shall use reasonable best efforts to cooperate with each other in good faith in taking any actions or preparing or delivering any documents or instruments pursuant to the preceding sentence and to furnish the others with such information concerning it and its affiliates as the providing Party (after consulting with counsel) may deem reasonably necessary or advisable in connection the foregoing.

Section 8.19 Transfer of Warrants. No later than three Business Days prior to the expected Closing Date, SPAC shall transfer, and shall provide the Company with evidence that SPAC has transferred, directly or indirectly, 325,000 SPAC Warrants to James Manley and/or his affiliates. SPAC shall fully comply with, and fully perform all obligations required to be performed under, any and all arrangements between SPAC and James Manley and/or his affiliates, and all obligations thereunder shall be terminated and SPAC shall be released and discharged of all such obligations pursuant to such arrangements.

Section 8.20 IFC Redemption. From and after the date of this Agreement and until the earlier of the Closing and the termination of this Agreement pursuant to Section 10.01, each of the Company and Holdco shall take, or cause to be taken, all reasonable actions and do, or cause to be done, all things necessary, proper or advisable to consummate, immediately following the Closing, the transactions contemplated by the IFC Redemption Agreement, including maintaining in effect such IFC Redemption Agreement until the consummation of the Holdco Redeemable B Shares Redemption. Holdco shall consummate the Holdco Redeemable B Shares Redemption contemplated by the IFC Redemption Agreement immediately following the Closing (upon the terms and subject to the conditions set forth in the IFC Redemption Agreement).

ARTICLE IX
CONDITIONS TO THE MERGER

Section 9.01 Conditions to the Obligations of Each Party. The obligations of the Company, SPAC, Holdco and Merger Sub to consummate the Transactions, including the Merger and Exchange, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following conditions:

(a) SPAC Shareholders’ Approval. The SPAC Proposals shall have been approved and adopted by the requisite affirmative vote of the shareholders of SPAC in accordance with the Proxy Statement, the proxy statement/prospectus filed with the SEC in connection with the Extension Amendment to the SPAC Articles, Cayman Islands Companies Act, the SPAC Organizational Documents and the rules and regulations of the Nasdaq Capital Market.

(b) Company Requisite Approval. The Company Requisite Approvals shall have been obtained and delivered to SPAC in a form and substance reasonably acceptable to SPAC.

(c) Holdco Requisite Approvals. The Holdco Requisite Approvals shall have been obtained and delivered to SPAC in a form and substance reasonably acceptable to SPAC.

(d) Holdco Auditor Reports. A Luxembourg independent auditor (réviseur d’entreprises) of Holdco shall have issued (i) at or before the Merger Effective Time a report on the contributions in kind relating to the Merger Issuance prepared in accordance with article 420-10 of the 1915 Law (the “First Holdco Auditor Report”), and (ii) at or before the Exchange Effective Time, in accordance with the Exchange Agreements, a report on the contributions in kind relating to the Exchange Issuance prepared in accordance with article 420-10 of the 1915 Law (the “Second Holdco Auditor Report”).

(e) Subscription Agreements. Prior to the Merger, SPAC shall consummate the PIPE Investment and all other transactions contemplated by the Subscription Agreements, including the issuance of SPAC Ordinary Shares contemplated thereby.

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(f) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Transactions, including the Merger or Exchange, illegal or otherwise prohibiting consummation of the Transactions, including the Merger or Exchange.

(g) Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement shall have been initiated by the SEC and not withdrawn.

(h) Stock Exchange Listing. The Holdco Ordinary Shares shall have been approved for listing on Nasdaq, subject to official notice of issuance.

(i) Registration Rights and Lock-Up Agreement. All parties to the Registration Rights and Lock-Up Agreement shall have delivered, or cause to be delivered, copies of the Registration Rights and Lock-Up Agreement duly executed by all such parties.

(j) Nomination Agreement. All parties to the Nomination Agreement shall have delivered, or cause to be delivered, copies of the Nomination Agreement duly executed by all such parties.

(k) SPAC Net Tangible Assets. SPAC shall have at least $5,000,001 of net tangible assets after giving effect to the PIPE Investment Amount and following the exercise of Redemption Rights in accordance with the SPAC Organizational Documents.

Section 9.02 Conditions to the Obligations of SPAC. The obligations of SPAC to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties.

(i) The representations and warranties of the Company contained in Section 4.01, Section 4.03, Section 4.04, Section 4.05 and Section 4.24 shall each be true and correct in all respects as of the Exchange Effective Time, the Merger Effective Time and the Closing Date as though made on the Exchange Effective Time, the Merger Effective Time and the Closing Date (as applicable), except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date. All other representations and warranties of the Company contained in this Agreement shall be true and correct (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Exchange Effective Time, the Merger Effective Time and the Closing Date, as though made on and as of the Exchange Effective Time, the Merger Effective Time and the Closing Date (as applicable), except (A) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (B) where the failure of such representations and warranties to be true and correct (whether as of the Exchange Effective Time, the Merger Effective Time and the Closing Date (as applicable) or such earlier date), taken as a whole, does not result in a Company Material Adverse Effect.

(ii) The representations and warranties of each of Holdco and Merger Sub in Section 6.01, Section 6.03, Section 6.04, Section 6.07(b) and Section 6.09 shall each be true and correct in all respects as of the Exchange Effective Time, the Merger Effective Time and the Closing Date as though made on the Exchange Effective Time, the Merger Effective Time and the Closing Date (as applicable), except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date. All other representations and warranties of Merger Sub and Holdco contained in this Agreement shall be true and correct (without giving any effect to any limitation as to “materiality” or any similar limitation set forth therein) in all respects as of the Exchange Effective Time, the Merger Effective Time and the Closing Date, as though made on and as of the Exchange Effective Time, the

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Merger Effective Time and the Closing Date (as applicable), except (A) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (B) where the failure of such representations and warranties to be true and correct (whether as of the Exchange Effective Time, the Merger Effective Time and the Closing Date (as applicable) or such earlier date), taken as a whole, would be materially adverse to Holdco or Merger Sub.

(b) Agreements and Covenants. The Company, Holdco and Merger Sub shall have performed or complied in all material respects with all agreements and covenants (other than Section 7.01(c)) required by this Agreement to be performed or complied with by it on or prior to the Exchange Effective Time and the Merger Effective Time, as applicable (including, for the avoidance of doubt and without limitation, Section 8.13); provided, that Holdco shall have performed or complied in all respects with the agreements and covenants set forth in Section 7.01(c).

(c) Officer Certificate. (i) The Company, Holdco and Merger Sub shall have delivered to SPAC a certificate, dated as of the date of the Merger Effective Time, signed by an officer of the Company, certifying as to the satisfaction of the conditions specified in Section 9.02(a), Section 9.02(b) and Section 9.02(d) and (ii) the Company, Holdco and Merger Sub shall have delivered to SPAC a certificate, dated as of the Exchange Effective Time, signed by an officer of the Company, certifying as to the satisfaction of the conditions specified in Section 9.02(a), Section 9.02(b) and Section 9.02(d).

(d) No Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred between the date of this Agreement and the Merger Effective Time and no Company Material Adverse Effect shall have occurred between the Merger Effective Time and the Exchange Effective Time.

Section 9.03 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of SPAC contained in Section 5.01, Section 5.03, Section 5.04 and Section 5.11 shall each be true and correct in all respects as of the Exchange Effective Time, the Merger Effective Time and the Closing Date as though made on the Exchange Effective Time, the Merger Effective Time and the Closing Date (as applicable), except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date. All other representations and warranties of SPAC contained in this Agreement shall be true and correct (without giving any effect to any limitation as to “materiality” or “SPAC Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Exchange Effective Time, the Merger Effective Time and the Closing Date, as though made on and as of the Exchange Effective Time, the Merger Effective Time and the Closing Date (as applicable), except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (ii) where the failure of such representations and warranties to be true and correct (whether as of the Exchange Effective Time, the Merger Effective Time and the Closing Date (as applicable) or such earlier date), taken as a whole, does not result in a SPAC Material Adverse Effect.

(b) Agreements and Covenants. SPAC shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Exchange Effective Time and the Merger Effective Time, as applicable.

(c) Officer Certificate. (i) SPAC shall have delivered to the Company a certificate, dated as of the Merger Effective Time, signed by the Chief Executive Officer of SPAC, certifying as to the satisfaction of the conditions specified in Section 9.03(a), Section 9.03(b) and Section 9.03(d) and (ii) SPAC shall have delivered to the Company a certificate, dated as of the Exchange Effective Time, signed by the Chief Executive Officer of SPAC, certifying as to the satisfaction of the conditions specified in Section 9.03(a), Section 9.03(b) and Section 9.03(d).

(d) No SPAC Material Adverse Effect. No SPAC Material Adverse Effect shall have occurred between the date of this Agreement and the Merger Effective Time and no SPAC Material Adverse Effect shall have occurred between the Merger Effective Time and the Exchange Effective Time.

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(e) Minimum Available Net Cash. After giving effect to the exercise of the Redemption Rights and payments related thereto, SPAC shall have at least an aggregate of $185,000,000 of cash held either in or outside the Trust Account, including the aggregate amount of the PIPE Investment Amount consummated prior to, or as of, the Closing.

(f) Transfer of Warrants. No later than three Business Days prior to the expected Closing Date, SPAC shall transfer, and shall provide the Company with evidence that SPAC has transferred, directly or indirectly, 325,000 SPAC Warrants to James Manley and/or his affiliates. SPAC shall have fully complied with, and fully performed all obligations required to be performed under, any and all arrangements between SPAC and James Manley and/or his affiliates, and all obligations thereunder shall be terminated and SPAC shall be released and discharged of all such obligations pursuant to such arrangements.

ARTICLE X
TERMINATION, AMENDMENT AND WAIVER

Section 10.01 Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Merger Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the Transactions by the stockholders of the Company or the shareholders of SPAC, as follows:

(a) by mutual written consent of SPAC and the Company;

(b) by either SPAC or the Company if the Merger Effective Time shall not have occurred prior to 5:00 p.m. (New York time) on October 15, 2021 (the “Outside Date”); provided, however, that this Agreement may not be terminated under this Section 10.01(b) by or on behalf of any Party that either directly or indirectly through its affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained herein and such breach or violation is the principal cause of the failure to satisfy a condition set forth in Article IX on or prior to the Outside Date;

(c) by either SPAC or the Company if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and non-appealable and has the effect of making consummation of the Transactions, including the Merger, illegal or otherwise preventing or prohibiting consummation of the Transactions or the Merger;

(d) by either SPAC or the Company if any of the SPAC Proposals shall fail to receive the requisite vote for approval at the SPAC Shareholders’ Meeting;

(e) by SPAC upon a breach of any representation, warranty, covenant or agreement on the part of the Company, Holdco or Merger Sub set forth in this Agreement, or if any representation or warranty of the Company, Holdco or Merger Sub shall have become untrue, in either case only if the conditions set forth in Section 9.02(a) and Section 9.02(b) would not be satisfied (“Terminating Company Breach”); provided that SPAC has not waived such Terminating Company Breach and SPAC is not then in material breach of any of its representations, warranties, covenants or agreements in this Agreement; provided further that, if such Terminating Company Breach is curable by the Company, Holdco or Merger Sub, SPAC may not terminate this Agreement under this Section 10.01(e) for so long as the Company, Holdco or Merger Sub continues to exercise its reasonable best efforts to cure such breach, unless such breach is not cured within thirty (30) days after written notice of such breach is provided by SPAC to the Company; or

(f) by the Company upon a breach of any representation, warranty, covenant or agreement on the part of SPAC set forth in this Agreement, or if any representation or warranty of SPAC shall have become untrue, in either case only if the conditions set forth in Section 9.03(a) and Section 9.03(b) would not be satisfied (“Terminating SPAC Breach”); provided that the Company has not waived such Terminating SPAC Breach and the Company, Holdco or Merger Sub is not then in material breach of their representations, warranties, covenants or agreements in this Agreement; provided, further, that, if such Terminating SPAC Breach is curable by SPAC, the Company may not

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terminate this Agreement under this Section 10.01(f) for so long as SPAC continues to exercise their reasonable best efforts to cure such breach, unless such breach is not cured within thirty (30) days after written notice of such breach is provided by the Company to SPAC.

Section 10.02 Notice of Termination; Effect of Termination.

(a) The Party seeking to terminate this Agreement pursuant to Section 10.01 shall provide written notice of termination to the other Parties in accordance with Section 11.01 specifying the reason for such valid termination, and any such termination in accordance with Section 10.01 shall be effective immediately upon delivery of such written notice to the other Parties.

(b) In the event of the termination of this Agreement pursuant to Section 10.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any Party, except that the provisions set forth in this Section 10.02, Article XI, and any corresponding definitions set forth in Article I  shall survive such termination; provided, however, that nothing herein shall relieve any Party from any liability for any willful and material breach of this Agreement.

Section 10.03 Expenses. In the event that this Agreement is terminated in accordance with Section 10.01 above, all Transaction Expenses incurred in connection with this Agreement, the Ancillary Agreements and the Transactions shall be paid by the Party incurring such Transaction Expenses. If the Transactions are consummated, Holdco shall pay or cause to be paid, (i) the Company Transaction Expenses and (ii) the SPAC Transaction Expenses (in case of (ii), up to an amount not to exceed the SPAC Transaction Expenses Cap).

Section 10.04 Amendment. This Agreement may be amended in writing by all Parties hereto at any time prior to the Merger Effective Time. This Agreement may not be amended except by an instrument in writing signed by each of the Parties.

Section 10.05 Waiver. At any time prior to the Merger Effective Time, (a) SPAC may in its sole discretion (i) extend the time for the performance of any obligation or other act of the Company, Holdco or Merger Sub, (ii) waive any inaccuracy in the representations and warranties of the Company, Holdco or Merger Sub contained herein or in any document delivered by the Company, Holdco or Merger Sub pursuant hereto and (iii) waive compliance with any agreement of the Company, Holdco or Merger Sub or any condition to its own obligations contained herein and (b) the Company may in its sole discretion (i) extend the time for the performance of any obligation or other act of SPAC, (ii) waive any inaccuracy in the representations and warranties of SPAC contained herein or in any document delivered by SPAC pursuant hereto and (iii) waive compliance with any agreement of SPAC or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the Party or Parties to be bound thereby.

ARTICLE XI
GENERAL PROVISIONS

Section 11.01  Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 11.01):

if to SPAC:

Union Acquisition Corp. II
1425 Brickell Ave., #57B
Miami, FL 33131
Attention: Kyle P. Bransfield
Email: kyle.bransfield@unionacquisitiongroup.com

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with a copy to:

Linklaters LLP
1290 Avenue of the Americas
New York, NY 10014
Attention: Matthew Poulter; Jeffrey Cohen
Email: matthew.poulter@linklaters.com; jeffrey.cohen@linklaters.com if to the Company, Holdco or Merger Sub:

Procaps Group, S.A.
9, rue de Bitbourg
Luxembourg City, Luxembourg
L-1273
Attention: Sergio Mantialla, CFO; Yuliya Bay
Email: smantilla@procapsgroup.com; 5251@arendtservices.com

with a copy to:

Greenberg Traurig, P.A.
333 SE 2nd Ave., Suite 4400
Miami, FL 33131
Attention: Alan Annex; Antonio Peña
Email: annexa@gtlaw.com; antonio@gtlaw.com

Section 11.02 Non-Survival of Representations, Warranties and Covenants. The representations, warranties, obligations, agreements and covenants in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement shall terminate at the Closing (and there shall be no liability after the Closing in respect thereof), except that (a) this Article XI and any corresponding definitions included herein shall survive the Closing and (b) this Section 11.02 shall not limit any covenant, obligation or agreement contained herein that by its terms expressly applies or requires performance in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing. Effective as of the Closing, there are no remedies available to the Parties with respect to any breach of the representations, warranties, obligations, covenants or agreements of the Parties , except, with respect to those obligations, covenants and agreements contained herein that by their terms apply or require performance in whole or in part after the Closing and the remedies that may be available under Section 11.10.

Section 11.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 11.04 Entire Agreement; Assignment. This Agreement and the Ancillary Agreements constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede, except for the Confidentiality Agreement, all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof. Neither Party shall assign, grant or otherwise transfer the benefit of the whole or any part of this Agreement or any of the rights hereunder (whether pursuant to a merger, by operation of Law or otherwise) by any Party without the prior express written consent of the other Parties.

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Section 11.05 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 8.05 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons).

Section 11.06 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York applicable to contracts executed in and to be performed in that State, except to the extent mandatorily governed by the laws of the Grandy Duchy of Luxembourg or Cayman Islands, including the provisions relating to the Exchange. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court sitting in the State of New York. The Parties hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any Party, and (b) agree not to commence any Action relating thereto except in the courts described above in the State of New York, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in the State of New York as described herein. To the fullest extent permitted by applicable Law, each of the Parties further agrees that notice as provided herein shall constitute sufficient service of process and the Parties further waive any argument that such service is insufficient. To the fullest extent permitted by applicable Law, each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the Transactions, (x) any claim that it is not personally subject to the jurisdiction of the courts in the State of New York as described herein for any reason, (y) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (z) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 11.07 Waiver of Jury Trial. EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS. EACH OF THE PARTIES (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.07.

Section 11.08 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 11.09 Counterparts. This Agreement may be executed and delivered (including executed manually or electronically via DocuSign or other similar services, and delivered by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 11.10 Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the Parties’ obligation to consummate the Transactions) in any court of the United States located in the State of New York without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity as expressly permitted in this Agreement. Each of the Parties hereby further waives (i) any defense in any action for specific performance that a remedy at law would be adequate and (ii) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

Annex A-69

Section 11.11 Drafting of the Agreement. Each Party acknowledges that such Party has had the opportunity to participate in the drafting of this Agreement and to review this Agreement with legal counsel of its choice, and there shall be no presumption that ambiguities shall be construed or interpreted against the drafting Party, and no presumptions shall be made or inferences drawn because of the inclusion of a term not contained in a prior draft of this Agreement or the deletion of a term contained in a prior draft of the Agreement.

[Signature Page Follows.]

Annex A-70

IN WITNESS WHEREOF, SPAC, the Company, Holdco and Merger Sub have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

UNION ACQUISITION CORP. II
By	/s/ Kyle P. Bransfield
Name:	Kyle P. Bransfield
Title:	Chief Executive Officer
CRYNSSEN PHARMA GROUP LIMITED
By	/s/ Ruben Minski
Name:	Ruben Minski
Title:	Director
PROCAPS GROUP, S.A.
By	/s/ Ruben Minski
Name:	Ruben Minski
Title:	Director
OZLEM LIMITED
By	/s/ Ruben Minski
Name:	Ruben Minski
Title:	Sole Director

[Signature Page to Business Combination Agreement]

Annex A-71

Schedule A

Company Knowledge Parties

[Intentionally omitted]

Annex A-72

Exhibit A

Registration Rights and Lock-Up Agreement

[Intentionally omitted]

Annex A-73

Exhibit B

Amended and Restated Holdco Organizational Documents

[Intentionally omitted]

Annex A-74

Exhibit C

Directors and Officers of Holdco

[Intentionally omitted]

Annex A-75

Exhibit D

Nomination Agreement

[Intentionally omitted]

Annex A-76

Exhibit E

SPAC Warrant Amendment

[Intentionally omitted]

Annex A-77

Appendix A

Illustrative Capitalization Table

Project Vital Deal Structure - 10.75x 2021E EBITDA

Pre-IFC $60mm Redemption

		At SPAC IPO		At $10.00 Deal		At $12.50		At $13.00	
		Million Shares	%	Million Shares	%	Million Shares	%	Million Shares	%
Shares Pre-Warrants									
Public Shareholders		20.0	100.0%	20.0	16.6%	20.0	15.8%	20.0	15.1%
Sponsor[1]		--		3.8	3.1%	4.4	3.5%	5.0	3.8%
Current Procaps Shareholders[2]		--		86.7	72.0%	91.9	72.8%	97.1	73.5%
PIPE Investor		--		10.0	8.3%	10.0	7.9%	10.0	7.6%
Total Shares Pre-Warrants		**20.0**	**100.0%**	**120.4**	**100.0%**	**126.3**	**100.0%**	**132.1**	**100.0%**
Total Equity Value Pre-Warrants		**$200.0**		**$1,204.1**		**$1,578.4**		**$1,717.7**	
(-) Cash to Balance Sheet				($275.0)		($275.0)		($275.0)	
(-) Existing Cash as of 12/31/2020				($4.3)		($4.3)		($4.3)	
(+) Debt as of 12/31/2020				$200.1		$200.1		$200.1	
Enterprise Value				**$1,124.9**		**$1,499.2**		**$1,638.5**	
Multiples	EBITDA								
2021E	$105			10.75x					

Footnotes:

(1) In connection with the SPAC IPO, SPAC also issued 5 million of shares to the SPAC sponsors.

(2) Procaps receives 10.5mm Escrowed Shares (50% of which will be released at a PPS of $12.50 and 50% at a PPS of $13.00)

Post-IFC $60mm Redemption

		At SPAC IPO		At $10.00 Deal		At $12.50		At $13.00	
		Million Shares	%	Million Shares	%	Million Shares	%	Million Shares	%
Shares Pre-Warrants									
Public Shareholders		20.0	100.0%	20.0	17.5%	20.0	16.6%	20.0	15.9%
Sponsor[1]		--		3.8	3.3%	4.4	3.6%	5.0	4.0%
Current Procaps Shareholders[2]		--		80.7	70.5%	85.9	71.4%	91.1	72.3%
PIPE Investor		--		10.0	8.7%	10.0	8.3%	10.0	7.9%
Total Shares Pre-Warrants		**20.0**	**100.0%**	**114.4**	**100.0%**	**120.3**	**100.0%**	**126.1**	**100.0%**
Total Equity Value Pre-Warrants		**$200.0**		**$1,144.1**		**$1,503.4**		**$1,639.7**	
(-) Cash to Balance Sheet				($215.0)		($215.0)		($215.0)	
(-) Existing Cash as of 12/31/2020				($4.3)		($4.3)		($4.3)	
(+) Debt as of 12/31/2020				$200.1		$200.1		$200.1	
Enterprise Value				**$1,124.9**		**$1,484.2**		**$1,620.5**	
Multiples	EBITDA								
2021E	$105			10.75x					

Footnotes:

(1) In connection with the SPAC IPO, SPAC also issued 5 million of shares to the SPAC sponsors.

(2) Procaps receives 10.5mm Escrowed Shares (50% of which will be released at a PPS of $12.50 and 50% at a PPS of $13.00)

Annex A-78

Annex B

The Companies Act (As Revised) of the Cayman Islands

Plan of Merger

This plan of merger (the “Plan of Merger”) is made on             between Union Acquisition Corp. II (the “Surviving Company”) and OZLEM Limited (the “Merging Company”).

Whereas the Merging Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Act (As Revised) (the “Statute”).

Whereas the Surviving Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Statute.

Whereas the sole director of the Merging Company and the directors of the Surviving Company deem it to be in the best interests of the Merging Company and the Surviving Company, respectively, that the Merging Company be merged with and into the Surviving Company and that the undertaking, property and liabilities of the Merging Company vest in the Surviving Company (the “Merger”).

Terms not otherwise defined in this Plan of Merger shall have the meanings given to them under the Business Combination Agreement dated as of March 31, 2021 by and among, among others, the Surviving Company and the Merging Company (the “Business Combination Agreement”), a copy of which is annexed at Annexure 1 hereto.

Now therefore this Plan of Merger provides as follows:

1       The constituent companies (as defined in the Statute) to this Merger are the Surviving Company and the Merging Company.

2       The surviving company (as defined in the Statute) is the Surviving Company.

3       The registered office of:

3.1    the Surviving Company is c/o Maples Corporate Services Limited of PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands;

3.2    the Merging Company is c/o Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, PO Box 10240, KY1-1002, Grand Cayman, Cayman Islands.

4       Immediately prior to the Effective Date (as defined below), the share capital of:

4.1    the Surviving Company will be US$15,100 divided into 150,000,000 ordinary shares of a par value of US$0.0001 each and 1,000,000 preference shares of a par value of US$0.0001 each; and

4.2    the Merging Company will be US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each.

5       [The date on which it is intended that the Merger is to take effect is the date that this Plan of Merger is registered by the Registrar of Companies in accordance with section 233(13) of the Statute (the “Effective Date”).]

OR

6       [The date on which it is intended that the Merger is to take effect is the date specified as such in a notice to the Registrar of Companies signed by a director of each of the Surviving Company and Merging Company in accordance with section 234 of the Statute (the “Effective Date”).]

7       The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Company, are set out in the Business Combination Agreement in the form annexed at Annexure 1 hereto.

Annex B-1

8       The rights and restrictions attaching to the shares in the Surviving Company are set out in the Amended and Restated Memorandum and Articles of Association of the Surviving Company in the form annexed at Annexure 2 hereto.

9       The Memorandum and Articles of Association of the Surviving Company shall be amended and restated by the deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association in the form annexed at Annexure 2 hereto on the Effective Date.

10     There are no amounts or benefits which are or shall be paid or payable to any director of either constituent company or the Surviving Company consequent upon the Merger.

11     The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

12     The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

13     The names and addresses of each director of the surviving company (as defined in the Statute) are:

13.1  [Insert name of Director] of [Insert personal address of Director];

13.2  [Insert name of Director] of [Insert personal address of Director]; and

13.3  [repeat for all Directors of the surviving company (i.e. the merged entity)].

14     This Plan of Merger has been approved by the board of directors of each of the Surviving Company and the Merging Company pursuant to section 233(3) of the Statute.

15     This Plan of Merger has been authorised by:

15.1  the sole shareholder of the Merging Company pursuant to section 233(6) of the Statute by way of unanimous written resolution; and

15.2  the shareholders of the Surviving Company pursuant to section 233(6) of the Statute by way of resolutions passed at an extraordinary general meeting of the Surviving Company.

16     At any time prior to the Effective Date, this Plan of Merger may be:

16.1  terminated by the board of directors of either the Surviving Company or the Merging Company;

16.2  amended by the board of directors of both the Surviving Company and the Merging Company to:

(a)     change the Effective Date provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar of Companies; and

(b)    effect any other changes to this Plan of Merger which the directors of both the Surviving Company and the Merging Company deem advisable, provided that such changes do not materially adversely affect any rights of the shareholders of the Surviving Company or the Merging Company, as determined by the directors of both the Surviving Company and the Merging Company, respectively.

17     This Plan of Merger may be executed in counterparts.

18     This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

(The remainder of this page is intentionally left blank – signature page follows)

Annex B-2

In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.

SIGNED by	)
Union Acquisition Corp. II	)
By:	)	Name:
	)	Title: Director

Annex B-3

SIGNED by	)
OZLEM Limited	)
By:	)	Name:
	)	Title: Director

Annex B-4

Annexure 1
Business Combination Agreement

Annex B-5

Annexure 2
Amended and Restated Memorandum and Articles of Association of the Surviving Company

Annex B-6

Annex C: Proxy Card for Extraordinary General Meeting

Preliminary Proxy Card

Union Acquisition Corp. II.
This Proxy is Solicited by the Board of Directors
for the Extraordinary General Meeting to be held on
           , 2021

The undersigned, revoking any previous proxies relating to these shares, hereby acknowledges receipt of the Notice and Proxy Statement/Prospectus in connection with the Extraordinary General Meeting to be held on                  , 2021 at               a.m., local time, at https://www.cstproxy.com/unionacquisitioncorpii/sm2021 and the offices of Linklaters LLP located at 1290 Avenue of the Americas, New York, NY 10104, and hereby appoints and each of them (with full power to act alone), the attorneys and proxies of the undersigned, with power of substitution to each, to vote all shares of the Union Acquisition Corp. II (the “Corporation”) registered in the name provided, which the undersigned is entitled to vote at the Extraordinary General Meeting, and at any adjournments thereof, with all the powers the undersigned would have if personally present. Without limiting the general authorization hereby given, said proxies are, and each of them is, instructed to vote or act as follows on the proposals set forth in this Proxy Statement/Prospectus.

PLEASE SIGN, DATE AND RETURN THE PROXY IN THE ENCLOSED ENVELOPE. THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE TREATED AS AN ABSTENTION. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORSTHIS PROXY WILL REVOKE ALL PRIOR PROXIES SIGNED BY YOU. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1, 2, 3 and 4.

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting to be held on                  , 2021: This notice of meeting and the accompany proxy statement/prospectus are available at https://www.cstproxy.com/unionacquisitioncorpii/sm2021.

(Continued and to be marked, dated and signed below)

Please mark vote as indicated in this example ☒

UNION ACQUISITION CORP. II — THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1, 2, 3 AND 4.

	FOR	AGAINST	ABSTAIN
Proposal 1 — The Business Combination Proposal	☐	☐	☐

To consider and vote upon a proposal by ordinary resolution to approve and adopt the Business Combination Agreement, dated as of March 31, 2021, as may be amended, by and among Union, Procaps, Holdco and Merger Sub and the Transactions contemplated thereby, and the business combination of Union and Procaps as described therein (the “Business Combination”).

	FOR	AGAINST	ABSTAIN
Proposal 2 — The Merger Proposal	☐	☐	☐
To consider and vote upon a proposal by special resolution to approve and adopt the Merger with Merger Sub and authorize, approve and confirm the Plan of Merger.

Annex C-1

	FOR	AGAINST	ABSTAIN
Proposal 3 — The Nasdaq Proposal	☐	☐	☐

To consider and vote upon a proposal by ordinary resolution to approve, for purposes of complying with applicable listing roles of The Nasdaq Stock Market the issuance of more than 20% of the current total issued and outstanding SPAC Ordinary Shares.

	FOR	AGAINST	ABSTAIN
Proposal 4 — The Adjournment Proposal	☐	☐	☐

An ordinary resolution to, if necessary, adjourn the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event there are insufficient votes for, or otherwise in connection with Proposals 1, 2 and 3.

Dated [•], 2021

Shareholder’s Signature	Shareholder’s Signature

Signature should agree with name printed hereon. If a share is held in the name of more than one person, EACH joint owner should sign. Executors, administrators, trustees, guardians, and attorneys should indicate the capacity in which they sign. Attorneys should submit powers of attorney.

Annex C-2

Part II
Information not required in Prospectus

Item 20. Indemnification of Directors and Officers

Article 441-8 of the 1915 Law provides that the directors shall not incur any personal obligation by reason of the commitments of the company.

Article 441-9 of the 1915 Law provides that the directors, the members of the management committee and the managing executive officer shall be liable to the company in accordance with general law for the execution of the mandate given to them and for any misconduct in the management of the company’s affairs. The directors and members of the management committee shall be jointly and severally liable towards either the company or any third parties for damages resulting from this violation of the 1915 Law or the company’s articles of association. The directors and members of the management committee shall be discharged from such liability in the case of a violation to which they were not a party provided no misconduct is attributable to them and they have reported such violation, as regards members of the board of directors, to the first general meeting and, as regards members of the management committee, during the first meeting of the board of directors after they had acquired knowledge thereof.

Holdco’s amended and restated articles of association, which will become effective immediately prior completion of the Business Combination, will provide that directors of Holdco are not held personally liable for the indebtedness or other obligations of Holdco. As agents of Holdco, they are responsible for the performance of their duties. Subject to the exceptions and limitations listed in Holdco’s articles of association and mandatory provisions of law, every person who is, or has been, a member of the board of directors or officer (mandataire) of Holdco shall be indemnified by Holdco to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding which he becomes involved as a party or otherwise by virtue of his or her being or having been a director or officer of Holdco, and against amounts paid or incurred by him or her in the settlement thereof. The words “claim”, “action”, “suit” or “proceeding” shall apply to all claims, actions, suits or proceedings (civil, criminal or otherwise including appeals) actual or threatened and the words “liability” and “expenses” shall include without limitation attorneys’ fees, costs, judgments, amounts paid in settlement and other liabilities. However, no indemnification shall be provided to any director or officer of Holdco (i) against any liability by reason of wilful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office (ii) with respect to any matter as to which he or she shall have been finally adjudicated to have acted in bad faith and not in the interest of Holdco or (iii) in the event of a settlement, unless the settlement has been approved by a court of competent jurisdiction or by the board of directors of Holdco.

Holdco’s amended and restated articles of association will provide that the right of indemnification provided by such articles of association shall be severable, shall not affect any other rights to which any director or officer may now or hereafter be entitled, shall continue as to a person who has ceased to be such director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained in such articles of association shall affect or limit any rights to indemnification to which corporate personnel, including directors and officers, may be entitled by contract or otherwise under law. Holdco shall specifically be entitled to provide contractual indemnification to and may purchase and maintain insurance for any corporate personnel, including directors and officers of Holdco, as Holdco may decide upon from time to time.

Item 21. Exhibits and Financial Statement Schedules

Exhibit Number	Description
2.1#*

Business Combination Agreement, dated as of March 31, 2021, by and among Union Acquisition Corp. II, Crynssen Pharma Group Limited, Procaps Group, S.A. and OZLEM Limited (incorporated by reference to Exhibit 2.1 to Union Acquisition Corp. II’s Form 8-K/A, File No. 001-39089, filed with the SEC on April 2, 2021).

3.1*	Articles of Association of Procaps Group, S.A., dated as of March 29, 2021.
3.2*	Form of Amended and Restated Articles of Procaps Group, S.A.
3.3*

Amended and Restated Memorandum and Articles of Association of Union Acquisition Corp. II, dated October 17, 2019 (incorporated by reference to Exhibit 3.1 to Union Acquisition Corp. II’s Form 8-K, File No. 001-39089, filed with the SEC on October 21, 2019).

3.4*

Amendments to the Amended and Restated Memorandum and Articles of Union Acquisition Corp. II, dated April 16, 2021 (incorporated by reference to Exhibit 3.1 to Union Acquisition Corp. II’s Form 8-K, File No. 001-39089, filed with the SEC on April 19, 2021).

4.1**	Specimen Ordinary Share Certificate of Procaps Group, S.A.
4.2*

Warrant Agreement, dated October 17, 2019, by and between Union Acquisition Corp. II and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to Union Acquisition Corp. II’s Form 8-K, File No. 001-39089, filed with the SEC on October 21, 2019).

4.3*

Form of Subscription Agreement for Private Warrants Being Purchased by Officers, Directors and Affiliates (incorporated by reference to Exhibit 10.6 to Union Acquisition Corp. II’s Form S-1/A, File No. 333-233988, filed with the SEC on October 8, 2019).

4.4*	Form of Assignment, Assumption and Amendment Agreement with respect to the Warrant Agreement between Union Acquisition Corp. II, Procaps Group, S.A. and Continental Stock Transfer & Trust Company.
4.5*	Specimen Warrant Certificate of Procaps Group, S.A. (included as Exhibit A to Exhibit 4.4).
5.1**	Legal Opinion of Arendt & Medernach SA.
5.1A**	Legal Opinion of Greenberg Traurig, P.A. as to warrants.
8.1*	Tax Opinion of Linklaters LLP.
10.1*	Form of Contribution and Exchange Agreement (incorporated by reference to Exhibit 10.1 to Union Acquisition Corp. II’s Form 8-K/A, File No. 001-39089, filed with the SEC on April 2, 2021).
10.3*	Form of Subscription Agreement (incorporated by reference to Exhibit 10.3 to Union Acquisition Corp. II’s Form 8-K/A, File No. 00139089, filed with the SEC on April 2, 2021).
10.4*

Transaction Support Agreement, dated as of March 31, 2021 by and between Crynssen Pharma Group Limited, Procaps Group, S.A., Union Group International Holdings Limited, Union Acquisition Associates II, LLC, Union Acquisition Corp. II and investors in Union Acquisition Corp. II and Crynssen Pharma Group Limited (incorporated by reference to Exhibit 10.3 to Union Acquisition Corp. II’s Form 8-K/A, File No. 00139089, filed with the SEC on April 2, 2021).

10.5*

Registration Rights Agreement, dated as of October 17, 2019, by and between Union Acquisition Corp. II and Union Acquisition Corp. II’s Initial Shareholders (incorporated by reference to Exhibit 10.3 to Union Acquisition Corp. II’s Form 8-K, File No. 001-39089, filed with the SEC on October 21, 2019).

10.6*

Form of Registration Rights and Lock-Up Agreement by and between Procaps Group, S.A., Union Group International Holdings Limited, Union Acquisition Associates II, LLC and the persons and entities listed on Exhibit A thereto (incorporated by reference to Exhibit 10.3 to Union Acquisition Corp. II’s Form 8-K/A, File No. 00139089, filed with the SEC on April 2, 2021).

10.7*

Form of Nomination Agreement by and between Procaps Group, S.A., Union Group International Holdings Limited, Union Acquisition Associates II, LLC, Hoche Partners Pharma Holding S.A., Sognatore Trust, Simphony Trust and Deseja Trust.

21.1**	List of Subsidiaries of Procaps Group, S.A.
23.1**	Consent of Deloitte & Touche Ltda.
23.2**	Consent of WithumSmith+Brown, PC
23.4**	Consent of Arendt & Medernach SA (included in Exhibit 5.1)
23.5*	Consent of Linklaters LLP (included in Exhibit 8.1)
99.1*	Form of Proxy Card for Union Acquisition Corp. II’s Extraordinary General Meeting (included as Annex to the proxy statement/prospectus).

Exhibit Number	Description
99.2*	Consent of Jose Minski to be named as Director
99.3*	Consent of Alejandro Weinstein to be named as Director
99.4*	Consent of Luis Fernando Castro to be named as Director
99.5*	Consent of Kyle P. Bransfield to be named as Director
99.6*	Consent of Daniel W. Fink to be named as Director
99.7**	Consent of David Yanovich to be named as Director

____________

*        Previously filed.

**      Filed herewith.

***    To be filed by amendment.

#        Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but will be furnished supplementally to the SEC upon request.

Item 22. Undertakings

(A)    Holdco hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(5)    For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(B)    Holdco hereby undertakes:

(1)    that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)    That every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(D)    The undersigned registrant hereby undertakes (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(E)    The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Miami, Florida on August 17, 2021.

Procaps Group, S.A.
By:	/s/ Ruben Minski
Title:	Sole Director and Chief Executive Officer

Power of Attorney

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Ruben Minski	Sole Director and Chief Executive Officer	August 17, 2021

Authorized Representative

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, this registration statement on Form F-4 has been signed on behalf of the registrant by the undersigned, solely in his capacity as the duly authorized representative of the registrant in the United States, on August 17, 2021.

By:	/s/ Jose Minski
Name:	Jose Minski